Form 20-F
period 2002-12-31
CHAI NA TA CORP
filed 2003-06-09
CIK 889329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F ANNUAL REPORT

YEAR ENDED DECEMBER 31, 2002

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 Or 15(d) OF

  X

THE SECURITIES EXCHANGE ACT OF 1934

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE OF 1934

Commission file number 0-20386

CHAI-NA-TA CORP.

(Exact name of Registrant as specified in its charter)

NOT APPLICABLE

(Translation of Registrant’s Name into English)

BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

5965 205A STREET, LANGLEY, BRITISH COLUMBIA  V3A 8C4

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

  Common     14,264,508

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes xx No__

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xx Item 18 __

(Applicable only to issuers in bankruptcy proceedings during the past five years)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

       Yes       No __

Chai-Na-Ta Corp.

FORM 20-F ANNUAL REPORT

FOR YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3

KEY INFORMATION

ITEM 4

INFORMATION ON THE COMPANY

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8

FINANCIAL INFORMATION

ITEM 9

THE OFFER AND LISTING

ITEM 10

ADDITIONAL INFORMATION

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15

CONTROLS AND PROCEDURES

ITEM 16

RESERVED

PART III

ITEM 17

FINANCIAL STATEMENTS

ITEM 18

FINANCIAL STATEMENTS

ITEM 19

EXHIBITS

SIGNATURE PAGE

CERTIFICATIONS

#

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3

KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended December 31, 2002 and 2001, and the thirteen months ended December 31, 2000 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent Chartered Accountants as indicated in their report which is included elsewhere in this Annual Report.  The selected financial data set forth for the years ended December 31, 2002 and 2001, the thirteen months ended December 31, 2000 and the years ended November 30, 1999 and 1998 are derived from the Company's audited consolidated financial statements.

The selected financial data should be read in conjunction with the Company’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this report.

Table No. 1 is derived from the audited consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in the footnotes to the audited consolidated financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.58 as of December 31, 2002.

-#-

Table No. 1
	Selected Financial Data (CDN$ in 000, except Earnings/Loss per Share and Share Data)

			Thirteen
	Year Ended	Year Ended	Months Ended	Year Ended	Year Ended
	12/31/02	12/31/01	12/31/00(1)	30/11/99	30/11/98

Canadian GAAP
Sales	16,017	13,886	12,221	16,204	17,294
Gross Profit	1,674	2,205	758	50	1,175
Operating Loss	(31)	(2,404)	(4,815)	(17,768)	(6,770)
Net Income (Loss)	334	(2,157)	6,850	(18,152)	(7,417)
Operating Loss per Share	(0)	(0.17)	(0.45)	(4.00)	(1.68)
Earnings (Loss) per Share – basic	0.02	(0.15)	0.65	(4.09)	(1.84)
Earnings (Loss) per Share – diluted	0.01	(0.15)	0.30	(4.09)	(1.84)

Weighted Average Number of Common Shares (4)	14,265	14,265	10,611	4,440	4,022
Diluted Number of Common Shares	34,664	14,265	22,943	4,440	4,022

Dividends per Share	0	0	0	0	0
Working Capital	12,117	10,012	13,987	(22,448)	21,078
Ginseng Crops (2)	18,500	19,812	20,916	19,351	25,280
Capital Assets	6,649	8,095	9,535	10,559	12,418
Total Assets	36,212	41,128	44,410	46,710	64,610
Net Assets	28,532	28,212	30,206	3,420	21,232
Term Debt – Non Current	26	147	3,153	0	28,242
Capital Stock	38,200	38,200	38,200	18,035	17,221

US GAAP
Sales	16,017	13,886	12,221	16,204	17,294
Gross Profit (Loss)	3,424	2,201	1,139	(8,068)	2,402
Operating Income (Loss)	1,728	(575)	(3,107)	(12,828)	(4,536)
Net Income (Loss)	1,229	(1,742)	7,633	(19,129)	(8,423)
Operating Income (Loss) per Share	0.12	(0.04)	(0.29)	(2.89)	(1.13)
Primary EPS	0.09	(0.12)	0.72	(4.31)	(2.09)
Diluted EPS	0.04	(0.12)	0.33	(4.31)	(2.09)
Dividends per share	0	0	0	0	0

Working Capital	10,594	7,505	11,021	(25,966)	18,086
Ginseng Crops (3)	17,222	17,809	18,082	15,311	21,491
Capital Assets	6,649	8,095	9,535	10,559	12,418
Total Assets	34,210	37,604	39,776	40,885	59,156
Net Assets	27,273	26,057	27,636	(186)	17,801
Term Debt – Non Current	26	147	3,153	0	28,542
Capital Stock	39,262	39,262	39,262	19,097	18,283

1.

In 2000, the Company changed its year end to December 31.

2.

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. Total acreage under cultivation, is 1,284 acres at December 31, 2002.  The Company values these plants and the acreage at cost.

3.

Under US GAAP, the interest capitalised into Ginseng Crops would not be eligible for capitalisation.  These amounts would be expensed in the period incurred (see audited financial statement note 20).

4.

Figures in thousands.  In 1999, 1,005,000 shares were issued for payment of interest. In 2000, 1,889,337 shares were issued for debt settlement and 7,348,618 shares were issued to a major investor for cash.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar for the last five years and the most recent six months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

Fiscal Year Ended

Average

High

Low

Close

12/31/02

1.57

1.61

1.51

1.58

12/31/01

1.55

1.60

1.50

1.59

12/31/00 (13-month period)

1.48

1.54

1.44

1.50

11/30/99

1.49

1.54

1.46

1.47

11/30/98

1.51

1.57

1.42

1.52

Month Ended

High

Low

Close

03/31/03

1.49

1.47

1.47

02/28/03

1.53

1.48

1.49

01/31/03

1.57

1.52

1.53

12/31/02

1.58

1.55

1.58

11/30/02

1.59

1.55

1.57

10/31/02

1.59

1.56

1.56

The closing rate of exchange was 1.47 on March 31, 2003.

RISK FACTORS

The Company may from time to time make written or oral forward-looking statements.  Written forward-looking statements may appear in this document and other documents filed with the Securities and Exchange Commission, in press releases, in reports to shareholders, on the Company’s website, and other documents.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking estimates involve various risks and uncertainties as outlined below.  We caution the reader that important factors in some cases have affected and could materially affect actual results in the future, and cause actual results to differ materially from the results expressed in any estimates, projections or other forward-looking statements.  Prospective investors should consider carefully the risk factors set out below.

Chai-Na-Ta is subject to a number of business and financial risks including: agricultural risk such as weather and disease, commodity price risk for ginseng bulk root, exchange risk (predominantly Hong Kong dollar related), the lengthy growing cycle for ginseng, interest rate risk, credit risk and the concentration of customers, and future need for financing.

Agricultural risks

The Company’s primary business is the cultivation and marketing of North American ginseng. Ginseng farming is subject to agricultural risks such as weather and disease and risks of low yields, poor crop quality, and crop failure.  To minimize these risks, the Company employs an extensive team of plant science specialists, diversifies its farms to multiple sites in British Columbia and Ontario, and undertakes a wide array of crop risk management techniques to protect against disease, drought and pests. Although insurance is available to cover such risks the relatively high costs have resulted in the Company electing to self-insure due to the following:

a)

The Company's "Integrated Crop Management System" starts with the selection of the most suitable pieces of property and continues with proven spray programs and constant monitoring.  Crops are monitored 24-hours a day by experienced, degreed agrologists.

b)

The Company’s acreage is segregated into a variety of sites in diverse growing regions.  This, combined with the large number of acres under cultivation, is expected to minimise the impact on the Company should any problem occur.  Any problems are expected to be isolated to a particular site.

c)

The Company's experience over the last seventeen years indicates that costs to insure are excessive relative to the past history of no material crop losses.

Although the Company believes that its Integrated Crop Management System and diversification of farming operations will help mitigate risks, there can be no assurance that such policies or procedures will be effective and the Company’s business, financial condition, operating results and cash flows may be materially affected.

Product pricing

The marketing of bulk and graded North American ginseng in world markets is subject to pricing risks.  The price of North American ginseng may be affected by factors such as the size, shape, color, taste, and quality of the harvest for the Company and the industry at large, as well as other factors in any given year.  These are factors that the Company may not be able to control in the short term.  The Company’s long-term strategy is to expand the level of vertical integration throughout its operations, potentially reducing the exposure to bulk North American ginseng price fluctuations as more bulk root is sold into the value-added consumer products market.  In addition, the Company maintains economies of scale in its operations which are designed to give it a competitive advantage relative to other producers when prices decline.

North American ginseng root prices continued to recover in 2002, as predicted by the Company.  This recovery is expected to persist, since the supply of North American ginseng should continue to fall in the foreseeable future, due to decreased plantings by fewer ginseng growers and the industry-wide frost damage in Ontario in May 2002. In addition, the Company's successful restructuring has diffused other growers' concerns and helped stabilize the industry and prices.  Although the Company believes that future prices will continue to improve, significant price reductions could have a material effect on the Company’s business, financial condition, operating results and cash flows.

Lengthy Growing Cycle for Ginseng

As the cycle for growing ginseng takes several years from the time of planting to the time of harvesting, our future profitability is also impacted by our ability to accurately predict demand for our products in future years.  Unanticipated decreases in demand or excess supplies in world markets could adversely affect profitability due in part to the limitation in our inability to make adjustments to the size of our crops in reaction to short term swings in supply and demand.  Consequently, if the expected yields and quality of future harvests are not realized, the Company may not be able to harvest additional ginseng in sufficient quantities or quality to compensate for the shortfall.  Lower than expected yields and quality could have a material effect on the Company’s business, financial condition, operating results and cash flows.

Credit Risk and the Concentration of Customers

The Company is exposed to minimal credit risk on accounts receivable from customers. In order to manage its credit risk, the Company carefully monitors credit terms, and investigates credit history. Payments or deposits are usually received before shipments of inventory and credit granted only to customers with established relationships or an acceptable credit rating. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established.

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers.  During the years ended December 31, 2002 and 2001 and the thirteen month period ended December 31, 2000, the Company had sales of approximately 84%, 70% and 47% to its top three customers in each year, respectively.  The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue.  Although the risk is minimal, the inability of the Company to maintain its current significant customers or secure significant new customers may have a material effect on the Company’s business, financial condition, operating results and cash flows.

Risks Associated with International Operations

The Company operates in international markets and conducts business in Canada (bulk root farming operations), US (minimal sales of herbal products), and Hong Kong (bulk root sales centre in Asia). There are a number of risks inherent in the Company’s international business activities, including changes in regulatory requirements, tariffs and other trade barriers, costs and risks associated with foreign markets, potentially adverse tax consequences, the burdens of complying with a wide variety of foreign laws, war, insurrection, terrorism and other political risks and factors beyond the Company’s control.  Exchange risks are also present as currencies may fluctuate at different rates depending on economic, political and other factors. The Company has a natural hedge on some of its foreign currency exposure as it makes both root sales and transaction expenditures in local currencies.  To further minimize exposure to the Hong Kong dollar the Company maintains low capital investment in the region, and repatriates all surplus cash balances.  However, there can be no assurance that the above noted factors will not materially affect the Company’s future international sales and consequently, the Company’s business, financial condition, operating results and cash flows.

Market for Common Shares; Potential Volatility of Stock Price

The trading prices of the Common Shares have been subject to wide fluctuations in recent years both before and after the Company’s financial restructuring.  There can be no assurance that the market price of the Common Shares will not significantly fluctuate from its current level.  Furthermore, the existence of a controlling shareholder and the low average trading volumes for the Company’s Common Shares may impact the liquidity of the shares or the ultimate price at which they can be sold.

Financing

The Company has used term debt financing to finance capital asset acquisitions and short-term borrowings to finance crops and working capital needs. Interest rate risk is managed by arranging most term debt financing with fixed rates for the life of the obligations.  Working capital loans are short term in nature and bear interest at floating rates that were at historical lows in 2002.

Chai-Na-Ta’s working capital continued its trend of improvement in fiscal 2002. The Company will continue to focus on its farming and marketing initiatives and will also move forward to explore other business opportunities as resources permit.

In order to fund the financial requirements of the Company, including capital for debt retirement and expansion, additional outside sources may be required. The amount of such funding depends on the future profitability of the Company, as well as the pricing of its products in world markets and the scope of its future expansion. As a result of the implementation of the Formal Plan of Arrangement and Compromise filed during fiscal 2000, the Company was able to settle certain debt and liability obligations.  The ability of the Company to issue additional equity may be impacted by the limited liquidity in the stock due to historical trading volumes and significant percentages held by major shareholders since the restructuring.  Further if the Company decides to and is able to issue additional funds through public or private debt or equity financings to fund operations, the percentage ownership of current stockholders may be reduced and new equity securities may have priority rights over existing equity securities.  Although future funding may require issues of additional debt or equity; there can be no assurance that capital markets will be conducive to such financing.

ITEM 4

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company and Operations

Chai-Na-Ta Corp. (“Chai-Na-Ta” and the “Registrant” or the “Company”) was incorporated on August 21, 1981, under the Canada Business Corporations Act.  The Company originally was named Chai-Na-Ta Ginseng Products Limited.  During 1994, the name was changed to Chai-Na-Ta Corp.  Chai-Na-Ta, together with its subsidiaries, is engaged in the growing, processing and marketing of North American ginseng. Ginseng, a woodland plant with species native to both China and North America, is prized for its root which has been the most valuable herb in Oriental medicine for over 2,000 years.  The vast proportion of North American ginseng is farm grown.  The Company believes that with 1,284 acres currently under cultivation it is the largest producer in North America on the basis of discussion with customers, suppliers and review of farming industry literature.

The Company's head office is located at: 5965 205A Street, Langley, British Columbia V3A 8C4; the contact person is William Zen, Chairman and C.E.O.; and the telephone number is (604) 533-8883. The head office operations include corporate administration, corporate finance, human resources, research and development and investor relations.  The Company maintains farms near Lillooet, Kamloops, Ashcroft, and Midway in British Columbia, Otterville in Ontario, and a warehouse facility in Hong Kong.

In 2000, the Company changed its fiscal year end from November 30 to December 31 to establish a standard January 1 to December 31 fiscal year.

The Company listed its common stock on the Toronto Stock Exchange ("TSE") in October 1989; the stock symbol is CC.  The Company listed its common stock on the North American Stock Dealers Automatic Quotation (“NASDAQ”) Stock Market in October 1992; the stock symbol is CCCFF. The Company’s stock was delisted from NASDAQ in April 1999 for not meeting the listing requirements. The Company commenced trading on the NASDAQ’s OTC Bulletin Board in April 1999.

In January 1994, the Company incorporated Chai-Na-Ta International Ltd. ("CNTI") to conduct international marketing efforts for the Chai-Na-Ta group. CNTI owns 100% of Chai-Na-Ta (Asia) Ltd. ("CNTA"), a marketing and processing company incorporated on October 26, 1992 in Barbados. CNTA owns 100% of North American Ginseng Enterprises Ltd. (“NAGEL”), incorporated on July 6, 1990 in Hong Kong.  NAGEL had established a joint venture with China National Pharmaceutical Foreign Trade Corporation and Wuxi Traditional Medicine Co. (government entities of the People's Republic of China ("PRC")) for the processing and marketing into mainland China and Southeast Asia of the Company's Canadian grown ginseng root.  NAGEL owned 51% and the PRC owned 49% of the joint venture, Wuxi Zhong Jia American Ginseng Natural Tonics Co. Ltd.  During July 1999, the joint venture changed its name to Wuxi Zhongjia Phytopharmaceuticals Co., Ltd.  During 2000, the joint venture assumed a marketing division of the Company.  As a result of the marketing division having liabilities in excess of its assets, the Company's proportionate interest in this transfer resulted in a net gain to the Company. However, as at December 31, 2000, the viability of this joint venture was in question, and the Company recognized a provision for potential liabilities of the joint venture.  The joint venture ceased operations in 2001 and has been wound up.

CNTF had entered into two joint ventures for the operation of ginseng farms in British Columbia, Canada.

The first, Skeetchestn / Chai-Na-Ta Xexe7ellp (Potent) Ginseng Joint Venture, established on September 6, 1995, was owned 50% by CNTF, through its wholly-owned subsidiary 503022 B.C. Ltd. and 50% by Skeetchestn Indian Band, through its wholly-owned subsidiary C7EL7I7CC Ginseng Enterprises Inc.  During fiscal 1999, the Skeetchestn joint venture was written down to a nominal amount, as the joint venture did not have sufficient working capital to complete the project.  During February 2000, the Company served a notice of intent to exercise its General Security Agreement over the assets in the Skeetchestn/Chai-Na-Ta joint venture.  An agreement was subsequently reached whereby the Company took title to the assets and liabilities of the joint venture in its subsidiary Chai-Na-Ta Farms Ltd. The joint venture was subsequently wound up and the joint venture members released each other from all claims relating to the joint venture.

The second, President / Chai-Na-Ta Farms Partnership, established on October 18, 1995, was owned 30% by CNTF, through its wholly-owned subsidiary 261324 B.C. Ltd. and 70% by 499599 B.C. Ltd., an unrelated party. During December 1999 the President / Chai-Na-Ta Farms Partnership was wound up.

In January 1994, the Company agreed to purchase a 50% interest in Unique Formulations Inc. (“Unique”) a Portland, Oregon based wholesaler of ginseng and non-ginseng based herbal products. During 1996, the Company increased its ownership of Unique by purchasing an additional 40% interest by converting certain shareholders loans into equity.  Subsequently, on November 27, 1998 the Company reached an agreement with the minority shareholders to acquire the remaining 10% interest in Unique. As part of the Company’s efforts to reduce operating costs, the Portland office was closed in November 1999; the operations of Unique are now being administered from the head office in Langley, British Columbia, Canada.

Financing and Restructuring

In September 1993, the Company negotiated an unsecured convertible loan for US$6,089,670 at a variable interest rate from 3% to 8% with HSBC China Fund Limited (formerly The Wardley China Fund Ltd.).On February 13, 1996, HSBC converted US$1.5 million of the unsecured convertible loan into 159,525 shares of the Company. During November 1998 the lender amended the loan agreement and extended the maturity date to October 16, 2001. The amended loan bore an interest of 8% per annum.   During 2000, as part of the financial restructuring plan, the entire loan was satisfied.

In June 1995, the Company had issued two US$500,000 1995 "Series A" unsecured convertible debentures that were to mature on June 12, 2000 and bore interest at 8.5%.  Each "Series A" debenture was convertible into common shares of the Company at the option of the holder any time during the first two years after issue at a conversion price of US$9.12; thereafter, until 120 days prior to maturity, the conversion price was US$10.64.  The Company had defaulted on the debenture by not being able to make its interest payment of December 31, 1999 and on January 28, 2000, the Company filed for protection under the Companies’ Creditors Arrangement Act.  As part of the restructuring plan, all debentures were satisfied in accordance with the final terms of the formal Plan of Arrangement and Compromise filed with the Supreme Court of the Province of British Columbia.

In June 1996, the Company and its subsidiary CNTF, jointly issued CDN$20 million in senior secured notes which were to mature in equal amounts on June 30, 1999, June 30, 2000, and June 18, 2001.  The notes were secured by a first charge over certain assets of the Company.  These notes bore interest at 10.6% and interest was paid semi-annually in arrears on June 30 and December 31.  The Company also issued transferable “F” share purchase warrants entitling the holders to purchase 275,500 common shares at CDN$12.80 per share until 6/18/2001. During 1998, the Company re-negotiated its loan and the “F” series warrants were replaced by 281,862 “F4” and “F5” series share purchase warrants exercisable at $3.50 until June 18, 2001.  In addition to the re-negotiations, repayment of the CDN$20 million note was to be due on June 18, 2001.  The interest rate increased on the note from 10.6% to 18%, but the Company could elect to pay a minimum of 10.6% cash and the balance in shares.  In 1999, the CDN$814,050 interest payment on the notes was converted to 1,005,000 common shares.  During 2000, as a result of the restructuring plan, $10 million was converted into 20,399,149 preferred shares and the share purchase warrants were retired.

On January 28, 2000, the Company filed petitions for relief under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure its financial affairs. Under the CCAA, certain claims against the Company in existence prior to the filing of the petitions for relief were stayed while the Company continued business operations.

On March 17, 2000, the Company filed a formal Plan of Arrangement and Compromise (the “Plan”) with the Supreme Court of the Province of British Columbia.  The closing date for accepting any claims of creditors was May 9, 2000.  The implementation date of the plan was May 26, 2000, after which the Company was released of all claims, liabilities and obligations to all Creditors and Post-filing Creditors in respect of all claims and post-filing claims.

As a result of the implementation of the Plan, the Company issued 1,889,337 common shares at a total value of $1,285,505, 20,399,149 preferred shares at a total value of $13,879,581, realized gains on debt forgiveness of $7,645,126 and incurred restructuring costs of $1,229,038.  As part of the financial restructuring, Road King Infrastructure Limited (“Road King”), a Hong Kong-based publicly listed company, through its subsidiary Herb King International Limited, acquired 7,348,618 common shares for $5,000,000 cash. Additionally, Road King purchased the positions of the Company’s two major creditors and received 20,399,149 of the Company’s preferred shares, 1,474,895 common shares and $10 million of term debt. Road King forgave $5,000,000 of the term debt and reduced the interest rate on the remaining $5,000,000 from 10.6% to 0% for a term of five years, with a significant redemption discount for early repayment. The fair market value of the remaining debt was determined to be $2.5 million, resulting in total debt forgiveness by Road King of $7.5 million. In 2001 the Company exercised an early repayment option and paid $2.5 million in full settlement of the term debt. As a result, Road King acquired 62% of the outstanding common shares of the Company.

Subsequent to the financial restructuring, a short-term revolving loan of $5 million was established with a fellow subsidiary of Road King.  The loan was unsecured and bore interest at prime plus 2.5% per annum.  The outstanding balance of the loan was repaid in full on March 14, 2003.

In addition, the Company had available a revolving line of credit with a major Canadian chartered bank, bearing interest at prime plus 0.80% per annum.  The line of credit is secured by a first charge over certain assets of the Company.

BUSINESS OVERVIEW

Ginseng Farming

There are two main types of ginseng recognised in the world.  Asian or Korean ginseng (Panax ginseng C.A. Meyer), is a herb indigenous to the mountainous forests of eastern Asia.  North American ginseng (Panax quinquefolius) is a woodland plant native to North America.  Wild woodland ginseng has been harvested nearly to extinction in both the Orient and North America and this has stimulated the demand for farm grown ginseng.

Cultivated North American ginseng is grown under artificial shade with a heavy mulch of straw to replicate the conditions found on the forest floor in the hardwood forests of its native habitat.  In the late summer and early fall, the ginseng seeds are planted in raised beds, which provide the necessary drainage and solar warming of the soil during the spring.  After the straw mulch is applied to conserve moisture and to protect the plants from hard frosts, the shade structure is erected over the plants.  The shade cloth is left off the gardens in the spring to allow the soil to warm in the sun.  As the plants emerge and the sun gets stronger, the shade cloth is put in place to provide the optimum growing environment for a healthy crop.  The shade cloth is removed in the winter months to allow snow cover so that the root remains dormant over the winter.  This annual cycle is repeated until the third or fourth year when the root is harvested, typically using mechanical methods.

The Company has chosen to farm in two areas considered ideal for North American ginseng production, British Columbia and Ontario.  The arid interior of southern British Columbia is characterised by extremely dry air and frequent breezes that keep humidity in the gardens low and the leaves dry.  This reduces the risk of leaf blights and root rots.  Although southern Ontario has higher humidity and rainfall than southern British Columbia, the sandy tobacco land allows good drainage, resulting in exceptional growth rates and high quality root.  Careful selection of farm sites and scrupulous attention to garden drainage and ventilation substantially reduces the Company's farming risks, while taking advantage of the excellent growing conditions.

The Company conducts an extensive battery of tests on each garden to determine water retention characteristics, pH and plant nutrient levels.  The Company then adjusts soil fertility and pH to optimum levels for ginseng growth.  Once the crop is seeded, the Company's "Integrated Crop Management" program operates seven days a week to monitor and adjust the following factors that are critical to optimum root growth: plant nutrients, soil moisture and temperature.  As the root crop is harvested, the condition and yield of each garden is measured, to permit re-evaluation of the production system.

As at December 31, 2002, the Company through its subsidiaries and affiliates has under lease 1,749 acres and owns 220 acres of farm land of which 1,284 are under ginseng cultivation.  The central interior of British Columbia and the southern region of Ontario have abundant farm land that could be used for ginseng farming. This availability is important because farm land is used for only one ginseng crop, the growing of which is generally believed to deplete the soil of nutrients necessary for a second successful ginseng crop.  The farm land however remains suitable for other crops after a ginseng harvest.  The Company is currently researching ginseng replanting techniques, with a view towards determining under what conditions, if any, ginseng replanting would become commercially viable.

With 1,284 acres currently under cultivation - 441 in Ontario and 843 in British Columbia - the Company will continue to plant in both of its growing regions, with an anticipated slight shift in acreage distribution towards Ontario.  In view of the relative cost and yield advantages of the British Columbia and Ontario sites, the Company believes that its balanced planting strategy will enhance the growth and stability of its business.

Table No. 3

Ginseng Farming Operations

Calendar	New Acreage Planted	Total Acres Under Cultivation	Acres Harvested	Harvest Yield in lbs Per Acre	Total Harvest in lbs

2002	304	1,284	359	2,666	956,996
2001	329	1,339	346	2,816	975,577
2000	289	1,356	366	2,612	957,431
1999	358	1,433	404	2,685	1,083,643
1998	413	1,479	402	2,799	1,130,790
1997	367	1,468	369	2,247	829,433
1996	368	1,470	308	2,150	662,200
1995	224	1,410	200	2,431	486,173
1994	550	1,386	155	2,041	316,604
1993	336	991	108	2,421	262,499

Medicinal Properties

Western medicine does not recognise ginseng's medicinal properties.  Ginseng is sold in capsule, slice, tablet, tea, powder, extract, whole root form and as additives to various consumer products.  The amount of active ingredients (ginsenosides) varies with each product and each brand.  Though it is not a rule, extracts generally contain the highest concentration of active ingredients, followed by capsules, powders, tablets, slices, whole roots, and teas.

Scientific study of ginseng began in the early 19th century.  The chemical component of ginseng is very complex.  It varies in different species and from the different processing methods used.  Asian and North American ginseng are similar in chemical composition.  They both contain ginsenosides, which are recognized as the main active ingredients in ginseng but the amount and quality of the ginsenosides varies between the two species.  In addition to the more than 30 ginsenosides identified by scientists around the world, other elements such as fatty acids, amino acids, peptides, polysaccharides, vitamins and minerals have been discovered in different parts of the ginseng plant.  Many of these non-ginsenoside components are believed to have immunity enhancing and hypoglycaemic activities.

While Western medicine remains unconvinced of ginseng's effectiveness, millions of users around the world believe in the plant's therapeutic powers.  Ginseng has been regarded as an important health product in many Asian cultures for over 2,000 years. Some of the perceived benefits of North American ginseng include:

•

Reduced stress/relaxant;

•

Regulated blood sugar;

•

Strengthened immune function;

•

Antioxidant (anti-aging);

•

Hypotensive;

•

Enhanced mental activity; and

•

Synergized activity of anti-cancer drugs.

Competition

The Company produces North American ginseng, which is a distinctly different product from the consumer’s perspective from Asian ginseng grown in Korea and China.  In world markets, North American ginseng represents about 20% of the total ginseng sold. The Company estimates that it produces approximately 20% of the total North American ginseng supply annually.

Competitors currently producing North American ginseng consist primarily of hundreds of small growers (five to ten acres) located in southern Ontario, central British Columbia and Wisconsin.  The Company is aware of only a few growers producing North American ginseng farming 100 acres or more.

The Company competes through the production of high quality products (including larger four year old root), lower production costs achieved through economies of scale and an extensive marketing and distribution network.

Marketing and Customers

From 1986 through 1991, the Company's product was sold to six major ginseng brokers in Hong Kong and a limited number of smaller customers.

During 1992, the Company took steps to separate its farming and marketing operations.  This was done to better market its products and to allow the Company to participate in the more profitable processing and wholesale distribution levels of the industry.  In January, 2001, NAGEL's operations were taken over by the Company's wholly-owned subsidiary, CNT Trading (Hong Kong) Limited (CNTT).

In January 1994, the Company began its North American marketing program by acquiring a 50% interest in Unique Formulations Inc., based in Portland, Oregon. The Company increased its ownership of Unique to 90% in 1996 and 100% in 1999. During 1994, sales and marketing efforts were directed toward smaller independent retail outlets. After 1995, Unique Formulations continued to concentrate on increasing sales by having its distribution handled through distributors in addition to regional agency representation in the US market. In 1998, marketing programs for Unique Formulations were reduced as part of the effort to reduce operating costs across the Company. Company wide efforts to further reduce costs resulted in the Oregon office being shut down in November 1999.  The operations of Unique have been moved to Head Office, Langley, British Columbia, Canada.  In recent years, Unique’s operations consist of a limited amount of sales of herbal health products to certain distributors in the United States.

Transfer prices between all the companies in the group are determined based on estimated world market prices at the transaction dates.  Market prices are established with reference to various ginseng brokers in Hong Kong and comparable purchases from third parties.

Manufacturing/Processing

Canadian operations consist of farming, including cultivation, harvesting, washing and drying the root prior to export.

Prior to the wind-up of the Wuxi joint venture in 2001, the Company through its 51% interest in Wuxi operated a processing facility in Wuxi, China, an area near Shanghai. The facility processed, graded and packaged root.  Approximately 50% of its production was sold for distribution to retail stores in China and the remaining 50% exported to other Asian countries.  Value-added product lines included tea, slices, ginseng capsules and ginseng extract powder for the US market. Grading capacity of the plant was about 50,000 pounds per month based on one shift (six-day week) and existing equipment.

In 2001, Wuxi ceased operations and wound up its business.

Manufacturing and processing of value-added products in the United States is currently contracted out to third party manufacturers. The Company believes that sufficient third party capacity will be available to meet its requirements for manufactured products in the foreseeable future.

Reliance Upon Few Customers/Suppliers

The Company is not dependent on any significant suppliers.

The industry as a whole has limited supply of seed for new plantings.  The supply of seeds comes from those picked each year from mature plants under cultivation.  The seeds are living embryos that must be planted in the following year. As seed cannot be stored for more than one year, its limited shelf life can cause some barrier for future planting.

The Company's product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers.  Starting in January 1992, the Company began distribution through its Wuxi joint venture in mainland China and NAGEL in Hong Kong. Starting in 2001, the distribution was mainly through CNTT in Hong Kong and a significant portion of its bulk root sales are made to a small number of ginseng wholesalers in Hong Kong. During the years ended December 31, 2002 and 2001, and the thirteen month period ended December 31, 2000, the Company had sales from its three largest customers in each year of approximately 84%, 70%, and 47%, respectively.

USA vs. Foreign Sales/Assets

During 2002, the Company earned $0.6 million in sales in the United States, $0.2 million in sales in Canada, and $15.2 million in sales in the Far East.

During 2001, the Company earned $0.3 million in sales in the United States, $0.3 million in sales in Canada, and $13.3 million in sales in the Far East.

During 2000, the Company earned $0.1 million in sales in the United States, $6.9 million in sales in Canada, and $5.2 million in sales in the Far East.

As at December 31, 2002, 2001 and 2000, 99% of the Company’s long lived assets were in Canada and 1% in the Far East.

Research and Development

The Company has developed, and in 2000 trademarked, CNT 2000Ò, a standardized North American ginseng extract.  Standardization enables the Company to conduct scientific studies on the efficacy of North American ginseng and makes all the studies comparable with each other. The standardization of North American ginseng enables the Company to proprietize its products and facilitate global product registration under different regulatory environments. Finally, standardization puts the Company in the strategic position to further diversify its markets.

During 1997, the Company engaged St. Michael’s Hospital (a teaching hospital affiliated with the University of Toronto) to conduct clinical research, to evaluate CNT 2000Ò in the prevention and treatment of diabetes and cardiovascular disease in humans.  Initial studies indicate that North American ginseng has a positive effect in helping to control postprandial glucose levels in patients with type II diabetes; subsequently, the beneficial effect was confirmed in chronic treatment of both type II diabetes and non-diabetics, establishing the potential of CNT 2000Ò in both treatment and prevention of diabetes. CNT 2000Ò has also been observed to exert a hypotensive effect, with potential application in the controlling of high blood pressure.

During 1997, the Company engaged the University of Alberta to conduct a study to evaluate the effects of CNT 2000Ò on stress and the immune function in humans.  The research has won the joint financial support of the National Science and Engineering Research Council of Canada.  The second phase of this study of the effectiveness of CNT 2000Ò in combating stress and immune system function has finished and manuscripts preparation is in progress.

Total amounts expended on research and development activities during the years ended December 31, 2002 and 2001, and the thirteen-month period ended December 31, 2000 were not material.  The Company is planning to initiate a research program for the study of ginseng seed quality and selection in 2003 in order to improve the quality of seed germination.

Staffing

As at December 31, 2002, the Company employed approximately 39 salaried full-time people in its operations world-wide.  The Company may hire up to 300 persons for seasonal work in the ginseng farms and for production work in its processing facilities.

Seasonality

During the last two quarters of each year, new crops are planted and maturing crops are harvested.  In prior years the fall harvest was sold mainly during the last quarter and the subsequent first quarter.  Sales of bulk Ginseng root were substantially lower in the second and third quarters.  In 2002, the Company has adopted the strategy of spreading the sales more evenly from quarter to quarter to allow the Company to better manage its cash flow requirements and this pattern is expected to continue through 2003.

ORGANIZATIONAL STRUCTURE

As of 12/31/02 the Company has the following wholly owned subsidiaries:

a)

Chai-Na-Ta Farms Ltd. (“CNTF”)
incorporated on February 28, 1994 in British Columbia, Canada

b)

Chai-Na-Ta International Ltd. ("CNTI")
incorporated on January 18, 1994 in Barbados

c)

Chai-Na-Ta (Asia) Ltd. (“CNTA”)
incorporated on October 26, 1992 in Barbados

d)

North American Ginseng Enterprises Limited (“NAGEL”)
incorporated on July 6, 1990 in Hong Kong

e)

CNT Wellness Pharmaceutical Limited
incorporated on July 7, 2000 in Hong Kong

f)

CNT Nominees Limited.
incorporated on August 6, 1999 in the British Virgin Islands

g)

CNT Trading (Asia) Limited.
incorporated on October 17, 2000 in the British Virgin Islands

h)

CNT Trading (Hong Kong) Limited (“CNTT”)
incorporated on October 13, 1999 in Hong Kong

i)

Unique Formulations Inc. (“UF”)
incorporated on April 21, 1993 in Oregon, USA

An organisation chart of the Company and its affiliates is included in the exhibit (8.1).

PROPERTY, PLANT AND EQUIPMENT

The Company's executive offices are located in rented premises of approximately 9,500 square feet at 5965 205A Street, Langley, British Columbia V3A 8C4.  The current lease for the Langley premises expires in 2003.  The Company is currently considering plans to relocate the executive offices within the Greater Vancouver area and to expand storage facilities at its farm locations.  CNTT's offices and storage are located in rented premises in Hong Kong.

Other office facilities include one-person branch/farm offices located on its farm sites in Lillooet B.C., Midway B.C., and Otterville, Ontario.

The Company holds 1,749 gross acres of farmland under lease in British Columbia and Ontario (Table No. 3) and owns a 220 acre farm near Kamloops, B.C and a 50 acre farm near Otterville, Ontario.  The Kamloops farm cultivates ginseng and is the location of the offices of CNTF.  Currently, 1,284 acres of the agricultural land held by the Company is under cultivation for the production of ginseng.

The Company will continue to plant in both of its growing regions in Ontario and British Columbia.  New seeding was 304 acres for 2002, 329 acres for 2001, and 289 acres for 2000.  The Company believes that the current levels of leased and owned lands as well as the lands under cultivation are sufficient to meet the Company’s needs.

The Company cultivates ginseng primarily on leased land.  Agricultural land is leased for a 5 year period and land rentals are approximately CDN$400 per year per acre.

-#-

Table No. 4
Agricultural Land Leases

Name	Location	Gross Acreage	Expiration

Blue Ridge	Lillooet, B.C.	19.60	11/01/03
Blue Ridge	Lillooet, B.C.	85.00	11/01/04
Blue Ridge	Lillooet, B.C.	34.86	11/01/04
Blue Ridge	Lillooet, B.C.	47.90	11/01/05
Cedro	Midway, B.C.	111.80	10/01/04
Cuthbertson	Midway, B.C.	86.25	10/01/04
Cuthbertson	Midway, B.C.	25.70	10/01/06
Deboer	Ashcroft, B.C.	38.30	10/31/04
Deboer	Kamloops, B.C.	95.10	10/01/06
Dunn	Otterville, Ont.	40.00	10/01/06
Ferguson	Midway, B.C.	68.50	10/01/06
Gilvesy	Otterville, Ont.	76.00	10/01/06
Grim	Otterville, Ont.	24.65	10/01/06
Halfway	Lillooet, B.C.	41.60	07/01/07
Harper Ranch	Kamloops, B.C.	98.10	10/01/04
Harper Ranch	Kamloops, B.C.	79.00	01/01/05
Klemka	Otterville, Ont.	171.00	12/31/03
Klemka	Otterville, Ont.	5.00	12/31/03
Konigshofer	Otterville, Ont.	80.00	04/01/04
Kovacs	Otterville, Ont.	107.00	10/01/05
Lee	Norwich, Ont.	20.50	10/01/04
Porter	Kamloops, B.C.	18.00	10/01/07
Sabo	Kamloops, B.C.	86.40	04/01/05
Schalles	Kamloops, B.C.	81.40	10/01/05
Schalles	Kamloops, B.C.	28.00	10/01/06
Van Leeuwen	Otterville, Ont.	84.00	10/01/05
Wardle	Otterville, Ont.	36.40	10/01/06
White	Lillooet, B.C.	29.60	07/02/05
White	Lillooet, B.C.	29.65	07/02/06
		1,749.31

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-looking statements

The Statements contained in this report which are not historical facts, including, but not limited to, certain statements found under this section, are forward-looking statements that involve a number of risks and uncertainties.  The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements.  Among the factors that could cause actual results to differ materially are the risks and uncertainties discussed in this report, and the uncertainties set forth from time to time in the Company’s filings with the Securities and Exchange Commission, and the other public statements.   Such risks and uncertainties include, without limitation, seasonality, interest in the Company’s products, general economic conditions, consumer trends, competition, the effect of governmental regulation, prices, yields, availability of new working capital, quality of the Company’s harvest, and successful implementation of new products.  This section should be read in conjunction with the Company’s Consolidated Financial Statements included as item 17 of this report.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which in the case of these financial statements, conform in all material respects with those in the United States (US GAAP), except as disclosed in note 20 to the consolidated financial statements.

OPERATING RESULTS

Fiscal year ended 12/31/02 compared with year ended 12/31/01

Revenue increased by 15% to $16,017,375 as compared to $13,885,635 in 2001. The increase in revenue was mainly due to the higher average price for the 2002 harvest and increased sales in the fourth quarter compared to the same period last year. Revenue in 2002 reflected the sale of the 2001 harvest and approximately 20% of the 2002 harvest, while 2001 revenue reflected the sale of the entire 2000 harvest.

Cost of goods sold was 90% of sales revenue, compared to 84% in 2001. Through Chai-Na-Ta Farms Ltd., the Company harvested 956,996 pounds of root, a decrease of 2% from 975,577 pounds in 2001. The Company harvested a total of 359 acres in British Columbia and Ontario with an average yield of 2,666 pounds per acre. This compares to 2001’s harvest of 346 acres and an average yield of 2,816 pounds per acre. The decrease was partly because of the lower yield from the B.C. spring harvest and also due to the impact of significant frosts in mid-May that affected the entire industry in Ontario.

Gross margin decreased to 10% of sales in 2002 from 16% of sales in 2001, mainly because the 2001 harvest in British Columbia was hard hit by rust, a disease that reduces the prices of lower grade root.

Selling, general and administrative expenses totaled $1,696,202 in 2002, or 11% of sales. This compares to costs of $2,883,611 in 2001, or 21% of sales. The decrease of $1,187,409 was due to management’s ongoing efforts to reduce overhead expenses and increase operating efficiency.  Management believes that selling, general and administrative expenses will remain stable in absolute dollar terms.

Interest and financing charges were about 94% lower than in 2001 because of reduction in bank borrowings as a result of cash flow improvement.

Other income of $32,823 included a net gain of $20,088 on disposal of a Company subsidiary, as well as miscellaneous items.

Net earnings was $334,078 compared to a net loss of $2,157,270 in 2001.  Basic earnings per share was $0.02 compared to basic loss per share of $0.15 in 2001.  Fully diluted earnings per share was $0.01 compared to fully diluted loss per share of $0.15 in 2001.  There were no warrants or options issued during the periods.

In order to conform Canadian GAAP to U.S. GAAP, net earnings would be increased by $894,843 for the year ended December 31, 2002 and net loss decreased by $415,623 for the year ended December 31, 2001, respectively for differences in the accounting for interest, financial instruments, and research and development costs. As a result of these adjustments, net earnings under U.S. GAAP would have been $1,228,921 for the year ended December 31, 2002 as compared to net loss of $1,741,647 for the year ended December 31, 2001. Basic and diluted loss per share under U.S.GAAP would have been $0.09 and $0.04 respectively for the year ended December 31, 2002 as compared to basic and diluted loss per share of $0.12 for the year ended December 31, 2001.

Fiscal year ended 12/31/01 compared with thirteen months ended 12/31/00

During 2000, the Company had elected to change its fiscal year to coincide with the calendar year.  As a result, the fiscal year ended December 31, 2001 is compared with the thirteen months ended December 31, 2000.  The reporting period for 2000 contains both December 1999 and December 2000.  The impact on revenues, cost of goods sold and gross margin as a result of including December 1999 in the comparable reporting period was $3,108,178, $3,126,847 and $(18,669) respectively.  Expenses were also increased by $422,663, specifically Selling, General and Administrative expenses increased by $387,789 and Interest and Financing charges increased by $34,874.

Revenue increased by 14% to $13,885,635 as compared to the 13 months ended December 31, 2000. The increase in revenue was mainly due to a 21% improvement in the average selling price of root as compared to the prior year.

The Company has adopted the strategy of spreading sales more evenly from quarter to quarter. Fiscal 2001 revenue reflected the sale of the entire 2000 harvest. The 2001 harvest has been held back until 2002 to allow the Company to better manage its cash flow requirements.

Cost of goods sold was 84% of sales revenue, compared to 94% in 2000. Through Chai-Na-Ta Farms Ltd., the Company produced a harvest of 975,577 pounds of roots, an increase of 2% over the 2000 harvest of 957,431 pounds. The Company's operations in British Columbia and Ontario harvested a total of 346 acres with an average yield of 2,816 pounds per acre. This compares to 2000's harvest of 2,612 pounds per acre. The increase in yield, combined with the reduction in cost, reflects the Company's commitment to maximizing production and increasing efficiency.

Gross margin increased from 6% of sales in 2000 to 16% in 2001. This change directly resulted from a write-down in 1999 to bring the carrying value of the inventory in line with lower market prices, as well as the Company's success in reducing production costs in 2001.

Selling, general and administrative expenses totalled $2,883,611 for 2001, or 21% of sales. This compares to costs of $4,157,615 for the 13 months in 2000, or 34% of sales, and reflects a decrease of $1,274,004 due to management's ongoing efforts to reduce overhead expenses and increase operating efficiency.

Interest and financing charges decreased by $56,071, or 27%, from the 2000 level, resulting in a total cost of $151,854. This improvement was due to lower interest rates and a steady inflow of funds based on higher 2001 revenue.

The Company wrote down its inventory by $1,573,466, including a $1,400,000 write-down due to the industry-wide rust problem in British Columbia that affected the 2001 harvest. Management believes this write-down is sufficient to align inventory carrying value with market value and also reflects the Company's expectation that this inventory will be sold.

Other income of $246,585 includes a net gain on the windup of the Company's joint venture in Wuxi, China of $258,892 and other miscellaneous items.

Net loss for the year was $2,157,270, compared to net earnings of $6,850,529 due to the $13,916,088 net gain on debt forgiveness in 2000. Basic loss per share was $0.15 compared to basic earnings per share of $0.65 in 2000. Fully diluted loss per share was $0.15 compared to fully diluted earnings per share of $0.30 in 2000.

In order to conform Canadian GAAP to U.S. GAAP, net loss would be decreased by $415,623 for the year ended December 31, 2001 and net earnings increased by $782,021 for the thirteen months ended December 31, 2000, respectively for differences in the accounting for interest, financial instruments, research and development costs, and presentation of debt forgiveness. As a result of these adjustments, net loss under U.S.GAAP would have been $1,741,647 for the year ended December 31, 2001 as compared to net earnings of $7,632,550 for the thirteen months ended December 31, 2000. Basic and diluted loss per share under U.S.GAAP would have been $0.12 for the year ended December 31, 2001 as compared to basic and diluted earnings per share of $0.72 and $0.33 respectively for the thirteen months ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal year ended 12/31/02 compared with year ended 12/31/01

The cash surplus from operations was $5,763,738 compared to a surplus of $2,971,318 in 2001. The Company’s cash and cash equivalents as at December 31, 2002 was $2,757,553 compared to a balance of $2,086,789 at December 31, 2001, an increase of $670,764.

The working capital position of the Company at December 31, 2002 was a surplus of $12,117,260 compared to a surplus of $10,012,483 at December 31, 2001. This increase came about mainly because of reductions in term debt and the line of credit as a result of cash flow improvement from higher revenue in 2002.

Current and non-current crop cost expenditures before depreciation and interest totaled $8,284,117, as compared to $8,410,751 in 2001. The decrease was due to the success of the Company's farm management team in minimizing crop maintenance costs.

Net capital expenditures of $527,073 during the 2002 period were mainly for sunshade structures, irrigation and miscellaneous equipment.

The Company believes that its existing cash resources, lines of credit and cash flows from operations are sufficient to fund expected capital requirements and operating expenditures through 2003.  While management anticipates that revenues will continue to grow as the world price of ginseng recovers and that annual crop yields will meet expectations, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company.  If cash resources are not sufficient to fund operations the Company may seek to secure additional capital through additional credit facilities or through the issuance of equity.  There is no assurance that additional financing will be available, if at all, on terms favourable to the Company.

As at December 31, 2002 the Company had the following contractual obligations and commercial commitments:

Table No. 5

Contractual Obligations

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	2-3 Years	4-5 Years	After 5 Years
Short-term Borrowings	$3,632,145	$3,632,145	$0	$0	$0
Long-term Debt	$152,453	$126,197	$26,256	$0	$0
Operating Leases	$309,112	$224,655	$79,084	$5,373	$0
Agricultural Land Leases	$2,031,842	$719,511	$1,086,496	$225,835	$0
Total Contractual Obligations	$6,125,552	$4,702,508	$1,191,836	$231,208	$0

Fiscal year ended 12/31/01 compared with thirteen months ended 12/31/00

The cash surplus from operations was $2,971,318 compared to a deficit of $4,472,223 in 2000. The Company’s net cash and cash equivalents balance as at December 31, 2001, including the line of credit, was $436,789 compared to a balance of $218,656 as at December 31, 2000, representing an increase of $218,133.

The working capital position of the Company as at December 31, 2001 was a surplus of $10,012,483 compared to a surplus of $13,986,911 as at December 31, 2000. This reduction came about mainly because of the repayment of term debt.

Current and non-current crop cost expenditures before depreciation and interest totalled $8,410,751, as compared to $8,700,657 in 2000. The decrease was due to the effort of the Company’s farm management team to minimize production costs.

Net capital expenditures of $683,193 during the 2001 period were associated with the replacement of sunshade structures and miscellaneous equipment, as well as the purchase of land use rights in Mainland China.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

The significant accounting policies are outlined within Note 2 to the consolidated financial statements.  Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company.  The following items require the most significant judgement and involve complex estimation.

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value.  The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste.  The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold.  Although management does not believe that provisions are required to align the carrying value of certain inventory with market values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.  Accordingly, the Company may be required to record a future write-down.

Ginseng crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews the carrying value of ginseng crops for evidence of impairment in value.  Included in the cost of crops are seed, labour, applicable overhead, interest and supplies incurred to bring a crop to harvest.  The determination of impairment requires complex calculations and significant management estimates with respect to future costs to bring the crop to harvest, demand for and the market price of ginseng roots upon harvest and expectations as to the yield and quality of ginseng roots harvested.  The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground.  Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), Consideration of Variable Interest Entities, which applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003.  The Company does not believe that the adoption of FIN No. 46 will have a significant impact on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148 (SFAS 148), “Accounting for Stock-Based Compensation – Transition and Disclosure”.  SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  SFAS 148 also requires prominent disclosure in the “Summary of Significant Accounting Policies” of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for the Company’s 2002 fiscal year, but will not impact the Company’s results of operation or financial position unless the Company changes to the fair value method of accounting for stock-based employee compensation.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company does not believe that the adoption of FIN 45 will have a significant impact on its financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred.  Under previous guidance, which was consistent with guidance under Canadian GAAP, a liability for certain exit costs was recognized at the date that management committed to an exit plan.  As SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002, adoption of this statement will not impact the Company’s financial statements for fiscal 2002.

In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145 (“SFAS 145”), “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.  This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  The adoption of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The adoption of SFAS 145 will change the presentation of extinguishment of debt, if any, for the year ending December 31, 2003.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This statement supersedes FASB Statement No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”.  This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.  This Statement also broadens the presentation of discontinued operations to include more disposal transactions.  The provisions of this statement are required to be adopted by the Company at the beginning of fiscal 2002.  The adoption of SFAS 144 did not have a significant impact on the Company’s financial statements or results of operations.

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

Table No. 6 lists as of March 31, 2003, the names of all the Directors of the Company.  The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-laws of the Company.

Table No. 6

Directors

Date First

Name

Age

Elected

William Zen

55

May, 2000

Yuk Bing Ko

47

May, 2000

Kam Hung Chan

44

August, 2002

Dr. Eric Littley

48

June, 2001

Peter Leung (1)

43

August, 2001

Leslie (Les) Lumsden (1)

57

February, 2002

Steven Hsieh (1)

48

February, 2002

Harry Ng

47

March, 2002

(1)

Member of the Audit Committee of the Board of Directors

Mr. William Zen, Chairman and CEO of the Company, is a resident of Hong Kong. Mr. Zen holds a Bachelor of Science and a Master of Business Administration degree. He has extensive experience in civil engineering, construction material and infrastructure development in Hong Kong, Taiwan and China. In addition, he is also Chairman of Road King Infrastructure Limited, a corporation listed on the Hong Kong Stock Exchange which owns approximately 62% of the issued and outstanding common shares of the Corporation. Mr. Zen also serves as a director and officer of numerous other public and private companies.

Mr. Yuk Bing Ko, Director of the Company, is a resident of Hong Kong. Mr. Ko holds a Master of Science degree and he is a Chartered Engineer. He has extensive experience in infrastructure development in Hong Kong and China, and has over 13 years' experience in business development and operation in China. He is currently the Managing Director and Chief Executive Officer of Road King Infrastructure Limited.

Mr. Kam Hung Chan, Director of the Company, is an Australian citizen and a resident of Hong Kong. Mr. Chan holds a Bachelor of Economics degree from the University of Sydney. He is a member of the Institute of Chartered Accountants of Australia and a fellow member of the Hong Kong Society of Accountants. Mr. Chan has over 20 years' of auditing, accounting and corporate management experience. He has held senior corporate management position in multi-national companies and listed companies in Hong Kong. Mr. Chan is currently the Finance Director of Road King Infrastructure Limited.

Dr. Eric Littley, Director of the Company, is a resident of British Columbia, Canada. Dr. Littley has a diverse background in the management of crops and plant diseases, and is one of the most experienced researchers working in ginseng today. He holds a Master degree in Pest Management and a Ph.D. in Plant Pathology from the Centre for Pest Management at Simon Fraser University. His background includes 10 years leading the R & D efforts with Chai-Na-Ta Corp. and 3 years as a consultant to specialty crop growers in Canada and the U.S.

Mr. Peter Leung, Director of the Company, is a resident of Ontario, Canada. Mr. Leung holds a Bachelor of Science degree in Pharmacy and was a former President of the Chinese Pharmaceutical Society in Ontario. He is currently owner of a pharmaceutical store in Hamilton, Ontario.

Mr. Leslie (Les) Lumsden, Director of the Company, is a resident of British Columbia, Canada. Mr. Lumsden has retired after working 36 years for a major Canadian bank. His focus was as a senior account manager in the agricultural sector, primarily in ginseng farming.

Mr. Steven Hsieh, Director of the Company, is a resident of British Columbia, Canada. Mr. Hsieh is a member of the Chartered Institute of Management Accountants, U.K., and of the Certified Financial Planners of Canada. He is in public practice as a Certified Management Accountant in Vancouver, British Columbia.

Mr. Harry Ng, Director of the Company, is a resident of Alberta, Canada. Mr. Ng, with extensive experience in strategic procurement of services, has demonstrated ability to negotiate, formulate and manage a variety of contracts.

Officers

Table No. 7 lists as of March 31, 2003 the names of all of the Executive Officers of the Company.  The Executive Officers are elected annually by the Directors following the Annual General Meeting and serve until the earlier of their resignation or termination with or without cause by the Directors.  Each Executive Officer has continuously served in his respective position from the date indicated in Table No. 7 unless otherwise indicated in his resume data following Table No.7.

Table No. 7

Executive Officers

Name

Age

Title

Date First Affiliated

William Zen

55

Chairman & C.E.O.

May, 2000

Wilman Wong

47

CFO & Corporate Secretary

June, 2000

C.K. (Chris) Lam

 36

Chief Operating Officer

June, 2001

Mr. William Zen, Chairman and CEO of the Company, is a resident of Hong Kong. Mr. Zen holds a Bachelor of Science and a Master of Business Administration degree. He has extensive experience in civil engineering, construction material and infrastructure development in Hong Kong, Taiwan and China. In addition, he is also Chairman of Road King Infrastructure Limited, a corporation listed on the Hong Kong Stock Exchange which owns approximately 62% of the issued and outstanding common shares of the Corporation. Mr. Zen also serves as a director and officer of numerous other public and private companies.

Mr. Wilman Wong, Chief Financial Officer/Corporate Secretary, and an Officer of the Company, is a resident of British Columbia, Canada. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Society of Accountants. Mr. Wong has over 22 years experience in auditing, taxation, secretarial and financial management.

Mr. C.K. (Chris) Lam, Chief Operating Officer and an Officer of the Company, is a resident of British Columbia, Canada. Mr. Lam holds a Bachelor of Commerce degree. In addition to his extensive experience in project management, he has many years of experience in direct investment, corporate development and administration.

There are no arrangements or understanding between any two or more Directors or Executive Officers.

COMPENSATION

The Company has a standard arrangement for compensating its Directors for their service in their capacity as Directors.  In addition, Directors may be granted stock options.  Directors received compensation during the year ended December 31, 2002, for their services as a Director including committee participation and/or special assignments as described below.

The Company also grants stock options to Executive Officers and employees from time to time.

Table No. 8 lists the compensation during the year ended December 31, 2002, for Executive Officers and Directors.

Table No. 8

Director/Officer Compensation

Year Ended December 31, 2002

		Option Exercise	Total
Officer/Director	Salary/Bonus/Other	Net Market Value	Compensation

William Zen	$ 0	$ 0	$ 0
Wilman Wong	89,881	0	89,881
C.K. (Chris) Lam	81,423	0	81,423
Other Directors/Officers	28,236	0	28,236
Total	$ 199,540	$ 0	$ 199,540

Option exercise net market value is computed by subtracting the cost of exercising the stock option from the market value of the respective shares of common stock on the date of exercise.  None of the above officers/directors had outstanding stock options as at December 31, 2002.

No funds were set aside or accrued by the Company during the year ended December 31, 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in the year ended December 31, 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

BOARD PRACTICES

All directors hold office until the next annual general meeting of shareholders, which generally is in May of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.  All executive officers are appointed by the Board and serve at the pleasure of the Board.

The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices.  Our Audit Committee consists of Mr Peter Leung, Mr. Les Lumsden and Mr. Steven Hsieh.

The Company does not currently have a remuneration or compensation committee.

EMPLOYEES

During fiscal 2002, the Company employed 39 persons on a full time basis and 278 persons on an hourly basis.

During fiscal 2001, the Company employed 44 persons on a full time basis and 280 persons on an hourly basis.

During fiscal 2000, the Company employed 45 persons on a full time basis and 289 persons on an hourly basis.

The Company is not a party to any material labour contract or collective bargaining agreement.

SHARE OWNERSHIP

Table No. 9 lists the share ownership in the Company by the Executive Officers and Directors as at March 31, 2003.

Table No. 9

Share Ownership of Directors/Officers as at March 31, 2003

Officer/Director

Title

Approximate Number of Shares

William Zen

Chairman/CEO

(1)

Wilman Wong

CFO/Corporate Secretary

-

C.K. (Chris) Lam

Chief Operating Officer

-

Other Directors

2,000

(1) 8,823,513 common shares and 20,399,149 preferred shares of the Corporation are owned by Herb King International Limited, of which William Zen is a Director.

STOCK OPTIONS

As of March 31, 2003, options to purchase 10,000 shares were outstanding.   The Company has a total of 785,000 shares reserved for issue under the Plan, thus permitting the board to grant options of a further 775,000 shares.

In May 1997, the shareholders approved a stock option plan (“the Plan”), and all outstanding options to directors, officers and service providers were brought within the purview of the Plan.

Shareholder approval will no longer be required for each grant, as has been the case in the past, but will continue to be required as regards to any amendment to the Plan.

The Plan has restrictions as follows:

1.

the number of shares reserved for issuance pursuant to stock options granted to insiders shall not exceed 10% of the outstanding issue;

2.

there shall not be issued to insiders, within a one-year period, a number of shares exceeding 10% of the outstanding issue; or

3.

there shall not be issued to any one insider and such insider’s associated parties, within a one year period, a number of shares exceeding 5% of the outstanding issue.

The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of March 31, 2003, as well as the number of options granted to employees and all others as a group.  The exercise price of the options is stated in Canadian dollars.

-#-

Table No. 10

Share Purchase Options Outstanding at March 31, 2003

CDN$

# of Shares of

 Exer.

Expiration

Name

Title

Common Stock

Price

Date

Total Officers/Directors (0 persons)

 0

Total Employees (1 person)

 10,000

 0.6804

03/30/05

Total Officers/Directors/Employees/Others

 10,000

The Company proposes to adopt a new Stock Option Plan which was approved by the Board of Directors on March 12, 2003. The maximum number of common shares to be reserved for issuance under the New Plan, including options outstanding, will not exceed 1,426,000. The implementation of the New Plan is subject to the passing of the resolution by the Shareholders at the Annual General Meeting to be held on May 7, 2003.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The Company is a publicly owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. As of March 31, 2002 (latest record date), the following persons and/or companies held 5% or more beneficial interest in the Company's outstanding common stock.

Herb King International Limited

8,823,513 (61.86%) common shares,

and 20,399,149 (100%) preferred shares.

John Hancock Mutual Life Insurance Company

1,005,000 (7.05%) common shares

The authorized capital of the Company consists of an unlimited number of shares of common stock without par value of which 14,264,508 were issued/outstanding as of December 31, 2002 and 21 million Series 1 non-voting, non-cumulative preferred shares convertible into common shares on a 1:1 basis of which, 20,399,149 were issued/outstanding at December 31, 2002.

All of the authorized shares of the Company's common stock are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, at its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive on a pro rata basis the assets of the Company, if any, remaining after payments of all debts and liabilities, including settlement of the preferred shares.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment of variation of such shareholder rights or provisions are contained in the Canada Business Corporation Act.  Unless the Canada Business Corporation Act, or the Company's By-Law’s otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Canada Business Corporation Act contains provisions, which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage.  Special resolutions are required to effect a "fundamental change" as provided in Section 173 of the Canada Business Corporation Act; in addition, special resolutions would be required on an amalgamation, on a continuation, and on a voluntary dissolution.

Holders of preferred shares shall not be entitled to attend meetings of the shareholders nor shall they have any voting rights for the election of directors.  Holders shall be entitled to receive a non-cumulative dividend equal to any dividend the Board of Directors of the Company may from time to time declare and pay on each common share.  Holders shall be entitled to exercise their right to convert the preferred shares into common shares on a 1:1 basis at any time, provided a written notice is given to the Registrant. Any issued and outstanding preferred shares will automatically be converted into common shares in 2010.

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of preferred shares shall be entitled to receive, before any distribution of any part of the assets of the Registrant among the holders of the common stock, for each preferred share the amount of $0.6804 and any dividends declared thereon and unpaid, and following such distribution, the holders of preferred shares shall be entitled to share equally and rateably without preference or distinction on a per share basis with the holders of common stock.

RELATED PARTY TRANSACTIONS

In order to improve the operating working capital of the Company during harvest and to enhance the Company’s flexibility to negotiate loan terms with a local financial institution, a short-term unsecured revolving credit of $5 million bearing interest at prime rate plus 2.5% per annum was established with More Growth Finance Limited, a subsidiary of the Company’s major investor, Road King Infrastructure Limited.  The credit facility was utilized in the amount of $3 million by the Company as at December 31, 2002.  The outstanding loan balance as at December 31, 2002 was due and repaid in full on March 14, 2003.

ITEM 8

FINANCIAL INFORMATION

 CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

The Company's audited consolidated financial statements are set forth under Item 17.

Legal Proceedings

The Company does not know of any material, active or pending legal proceedings against any companies in the group, nor is the Company involved as a plaintiff in any material proceedings or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Export Sales

Information regarding our export sales is provided under ‘Segmented Reporting’ in the notes to the Consolidation Financial Statements under Item 17.

Dividend Policy

Holders of our common shares and preferred shares are entitled to receive such dividends as may be declared from time to time by our board of directors.  There can be no assurance that any dividend will be declared, or if declared, what the amounts of dividend will be or whether such dividends, once declared, will continue for any future period.

ITEM 9

THE OFFER AND LISTING

The Company's common stock trades on the Toronto Stock Exchange in Toronto, Ontario, Canada, having the trading symbol "CC" (formerly "CJG") and CUSIP #15745J-10-6.  The Company's common stock commenced trading on the TSE in October 1989.

The Company's common stock trades on the NASDAQ Stock Market in the United States, having the trading symbol "CCCFF" (formerly "CJGPF") and CUSIP #15745J-10-6. The Company's common stock commenced trading on the NASDAQ Stock Market in October 1992 and was delisted on April 14, 1999 for not meeting the listing requirements. The Company’s common stocks commenced trading on the NASDAQ OTC Bulletin Board in April 1999 retaining the trading symbol “CCCFF”.

The following tables set forth the high/low prices on the Toronto Stock Exchange for shares of the Company's common stock for each of the last five years, each of the quarters in the two most recently completed fiscal years and monthly for each of the most recent six months.

  Toronto Stock Exchange Stock High/Low Prices

                           (CDN Dollars)

Year

Ended

 High

Low

12/31/02

$0.49

$0.18

12/31/01

0.60

0.25

12/31/00

0.84

0.15

11/30/99

1.60

0.34

11/30/98

3.25

1.10

Quarter

Ended

High

Low

03/31/03

$0.80

$0.26

12/31/02

0.38

0.20

09/30/02

0.33

0.18

06/30/02

0.40

0.21

03/31/02

0.49

0.25

12/31/01

0.49

0.26

09/30/01

0.53

0.35

06/30/01

0.60

0.25

03/31/01

0.60

0.38

Month

Ended

High

Low

03/31/03

$0.80

$0.43

02/28/03

0.45

0.30

01/31/03

0.33

0.26

12/31/02

0.38

0.21

11/30/02

0.37

0.24

10/31/02

0.30

0.20

The following tables set forth the high/low prices on NASDAQ for shares of the Company's common stock for each of the last five years, each of the quarters in the two most recently completed financial years and monthly for each of the most recent six months. On April 14, 1999, the Company’s common shares were delisted from the NASDAQ SmallCap Stock Market.  On April 15, 1999, the Company’s common stocks commenced trading on the NASDAQ OTC Bulletin Board.

   NASDAQ Stock High/Low Prices

       (US Dollars)

Year

Ended

High

Low

NASDAQ OTCBB:

12/31/02

$0.20

$0.06

12/31/01

0.40

0.16

12/31/00

                               0.50

0.10

11/30/99

0.94

0.25

NASDAQ SmallCap Market:

11/30/98

2.63

0.75

Quarter

Ended

High

Low

NASDAQ OTCBB:

03/31/03

$0.36

$0.12

12/31/02

0.22

0.06

09/30/02

0.20

0.12

06/30/02

0.22

0.17

03/31/02

0.21

0.15

12/31/01

0.37

0.16

09/30/01

0.38

0.20

06/30/01

0.40

0.20

03/31/01

0.31

0.19

Month

Ended

High

Low

03/31/03

$0.36

$0.12

02/28/03

0.27

0.12

01/31/03

0.17

0.12

12/31/02

0.13

0.06

11/30/02

0.20

 0.11

10/31/02

0.22

0.12

The Company's common stock is issued in registered form and the following information is taken from the records of Computershare located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

On March 31, 2003, the shareholders' list for the Company's common stock showed 316 registered shareholders and depositories with 14,264,508 shares outstanding.  12.8% of these shares are held in Canada, 24.9% in the United States and 62.3% are held internationally.  Based upon the number of proxy statements and annual reports requested by shareholders and brokers for the Company's last annual shareholders' meeting and other research, the Company believes it has in excess of 2,461 beneficial owners of its common stock.

The Company's common stock is not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

ITEM 10

ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Directors

(a)

A director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Canada Business Corporations Act.  A director shall not vote in respect of any contract or transaction with the Company in which he is interested, and if he shall do so, his vote shall not be counted but he may be counted in the quorum present at the meeting at which such vote is taken.

(b)

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine.

(c)

Without limiting the borrowing powers of the Company as set forth in the Canada Business Corporations Act, the board may from time to time in such amounts and on such terms as it deems expedient to borrow money upon the credit of the Company.

(d)

No person shall be qualified for election as a director if he is less than 18 years of age and there are no provisions with respect to the retirement of a director or the non-retirement of directors under an age limit requirement.

(e)

A director need not be a shareholder but a majority of the directors shall be resident Canadians.

Common Shares and Preferred Shares

The share capital of the Company shall consist of an unlimited number of Common Shares and an unlimited number of Preferred Shares, of which 21,000,000 shares are designated Preferred Shares, Series 1, all without par value, having the rights, privileges, restrictions and conditions hereinafter described:

The Common Shares shall confer on the holders thereof and shall be subject to the following rights, privileges, conditions and restrictions:

(a)

 Voting – The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series;

(b)

 Dividends – Subject to the rights, privileges, conditions and restrictions of the Preferred Shares and any of its series as designated by the directors from time to time, the holders of the Common Shares shall, in the absolute discretion of the directors, be entitled to receive and the Company shall pay out of monies of the Company properly applicable to the payment of dividends, those dividends as may be declared from time to time in respect of the Common Shares; and

(c)

 Dissolution – Subject to the rights, privileges, conditions and restrictions of the Preferred Shares and any of its series as designated by the directors from time to time, the holders of the Common Shares shall be entitled to receive the remaining property of the Company on dissolution.

The Preferred Shares shall confer on the holders thereof and shall be subject to the following rights, privileges, conditions and restrictions:

(a)

 Series – The directors may issue Preferred Shares in one or more series;

(b)

 Designation – The directors may by resolution amend the articles of the Company to fix the number of shares in, and to determine the designation of the shares of, each series of Preferred Shares;

(c)

 Directors to Attach Rights – The directors may by resolution amend the articles of the Company to determine the rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares;

(d)

 Cumulative Dividends – Where shares of one or more series of Preferred Shares are entitled to cumulative dividends, and where any cumulative dividends in respect of a series of Preferred Shares are not paid in full, the shares of all series of Preferred Shares entitled to cumulative dividends shall participate rateably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full;

(e)

 Rateable Participation – Where amounts payable are not paid in full on a winding-up, or on the occurrence of any other event as a result of which the holders of the shares of all series of Preferred Shares are then entitled to a return of capital, the shares of all series of Preferred Shares shall participate rateably in a return of capital in respect of the Preferred Shares in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full;

(f)

 No Priority – No rights, privileges, restrictions or conditions attached to a series of Preferred Shares shall confer on the series priority over another series of Preferred Shares then outstanding respecting:

i.

dividends, or

ii.

a return of capital:

(1)

on a winding-up, or

(2)

on the occurrence of another event that would result in the holders of all series of Preferred Shares being entitled to a return of capital;

(g)

Additions, Changes and Removals – A directors’ resolution pursuant to paragraphs (a), (b) or (c) may only be passed prior to the issue of shares of the series to which the resolution relates, and after the issue of shares of that series, the number of shares in, the designation of and the rights, privileges, restrictions and conditions attached to, that series may be added to, changed or removed only pursuant to applicable provisions of the Canada Business Corporations Act;

(h)

No Right to Vote – Except as expressly provided in the rights, privileges, restrictions or conditions which the directors may determine or attach to any series of Preferred Shares, shares of a series of Preferred Shares shall not confer on the holders thereof any right to notice of or to be present at or to vote, either in person or by proxy, at any meeting of the shareholders of the Company other than a separate meeting of the holders of the Preferred Shares, or of the holders of a series of the Preferred Shares, as the case may be.

In addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares of the Company as a class, the Preferred Shares, Series 1 of the Company shall have the following rights and be subject to the following restrictions, conditions and limitations:

(a)

Non-Voting – The holders of the Preferred Shares, Series 1 shall not, as such, be entitled to receive notice of or to attend meetings of the shareholders of the Company nor shall they have any voting rights for the election of directors or for any other purpose (except where the holders of a specified class are entitled to vote separately as a class as provided in the Canada Business Corporations Act).

(b)

Dividends – The holders of the Preferred Shares, Series 1 shall be entitled to receive, and the directors of the Company shall declare and the Company shall pay thereon, out of the moneys of the Company properly applicable to the payment of dividends, a non-cumulative dividend on each Preferred Share, Series 1 equal to any dividend the board of directors of the Company may from time to time declare and the Company pay on each Common Share, and such dividends on the Preferred Shares, Series 1 shall be declared and paid at the same time as the declaration and payment of such dividends on the Common Shares.

(c)

Conversion - A holder of Preferred Shares, Series 1 shall be entitled, at such holder’s option, at any time and from time to time, to have all or any of the Preferred Shares, Series 1 registered in the name of such holder on the books of the Company converted into Common Shares as the same shall be constituted at the time of conversion upon the basis of one Common Share for each Preferred Share, Series 1 so converted; provided that, on conversion of any Preferred Shares, Series 1, the holders thereof shall be entitled to receive any declared and unpaid dividends thereon which are payable to the holders of Preferred Shares, Series 1 of record on a date prior to the date on which such conversion is effective pursuant to Section 3 (c)(ii) below;

(i)

The conversion right provided for herein may be exercised by notice in writing given to the Company at its registered office accompanied by the certificate or certificates representing the Preferred Shares, Series 1 in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be executed by the person registered on the books of the Company as the holder of the Preferred Shares, Series 1 in respect of which such right is being exercised or by such holder’s duly authorized attorney and shall specify the number of such shares which the holder desires to have converted.  The conversion shall be deemed to take effect upon the date which the said certificate or certificates shall be surrendered to the Company at its registered office accompanied by the said notice unless such date be a Saturday, Sunday or a holiday, in which event it shall take effect on the next business day.  If a part only of the Preferred Shares, Series 1 represented by any certificate is converted, a new certificate for the balance shall be issued without charge by the Company;

(ii)

Any Preferred Shares, Series 1 issued and outstanding as of 5:00 p.m. (Vancouver time) on that date which is 10 years following issuance shall, at such time, automatically be converted into Common Shares on the basis one Common Share for each Preferred Share, Series 1 then issued and outstanding, and after such time, a holder of such automatically converted Preferred Shares, Series 1 shall cease to have any rights as a shareholder in respect of such shares other than the right to receive any declared and unpaid dividends thereon which are payable to the holders of Preferred Shares, Series 1 of record as of a date prior to the date of such automatic conversion.  Such holder shall be entitled to receive from the Corporation, without charge, a certificate representing the Common Shares resulting from such automatic conversion of such Preferred Shares, Series 1;

(iii)

All Common Shares resulting from any conversion provided for herein shall be fully paid and non-assessable; and

(iv)

In the event that the Preferred Shares, Series 1 or the Common Shares are at any time subdivided, consolidated or changed into a greater or lesser number of shares of the same or another class, an appropriate adjustment shall be made in the rights and conditions attached to the Preferred Shares, Series 1 so as to maintain the relative rights of the holders of those shares.

(d)

Liquidation, Dissolution and Winding-up – In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Preferred Shares, Series 1 shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares in the capital of the Corporation ranking junior to the Preferred Shares, Series 1, for each Preferred Share, Series 1, the amount of C$0.6804 and any dividends declared thereon and unpaid, and following such distribution, the holders of the Preferred Shares, Series 1 shall be entitled to share equally and rateably without preference or distinction on a per share basis with the holders of Common Shares or other shares in the capital of the Company in the distribution of the remaining property and assets of the Company.

Change Rights of Shareholders

The directors may by resolution to amend the articles of the Company to change the rights of shareholders. According to Canada Business Corporations Act, such amendment requires approval by a special resolution of shareholders.

Meetings of Shareholders

An Annual General Meeting must be held once every financial year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting.  The board, the chairman of the board or the president shall have power to call a special meeting of shareholders at any time.

Notice of the time and place of each meeting of shareholders must be given no less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditors and to each shareholder who at the close of business on the record date, if any, for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.

Rights to Own Securities

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by our charter or other constituent documents of our Company on the right of foreigners to hold or vote Common Shares of other securities of our Company.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act by an investor that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review the Minister responsible for the Investment Canada Act (“the Minister”) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada.  An investment in our Common Shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of our Company and the value of our assets was $5 million or more.  A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding Common Shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, our Company was not controlled in fact by the acquirer through the ownership of such Common Shares.  Certain transactions in relation to our Common Shares would be exempt from review under the Investment Canada Act, including, among other, the following:

1.

Acquisition of Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

2.

Acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3.

Acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for “WTO Investors” of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including “WTO Investor controlled entities” as defined in the Investment Canada Act).  Under the Investment Canada Act, as amended, an investment in our Common Shares by WTO Investors would be reviewable only if it was an investment to acquire control of our Company and the value of our assets was equal to or greater than a specified amount (the “Review Threshold), which is published by the Minister after its determination for any particular year.

Change in Control

There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

MATERIAL CONTRACTS

The following is a summary of our Company’s material contracts entered into for the two years immediately preceding publication of this document.

1.

Share purchase agreement, dated June 17, 2002, by the Company and LTRD Biotech Limited. Pursuant to the agreement, the Company disposed of its interest in CNT International Wellness Pharmaceutical Limited, including its subsidiary Wuxi CNT Wellness Health Products Technology Ltd., for a total consideration of $580,000.

EXCHANGE CONTROL

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividend, interest or other payments to non-resident holders of our common shares.  Any remittances of dividends to United States residents and to other non-residents are, however subject to withholding tax.  See “Taxation” below.

TAXATION

The following is a fair summary of the principal Canadian federal income tax considerations generally applicable in respect of the common stock.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act") as at the date of the Annual Report, publicly-announced proposals to amend the Tax Act as at the date of this Annual Report and the current administrative practices of Canada Customs and Revenue Agency . This summary does not take into account provincial income tax consequences.  The summary assumes that the publicly announced proposals will be enacted as proposed with the effective dates set out therein; otherwise, the summary assumes that there will be no other changes in law whether by judicial or legislative action.

This summary is of a general nature only and is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed.  Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Disposition of Common Stock

Under the Tax Act, a gain from the sale of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Canada-United States Tax Convention (the "Tax Convention") will exempt from Canadian taxation any capital gain realized by a resident of the United States unless:

(a)

their value is derived principally from real property in Canada;

(b)

the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition and the common stocks were owned by him when he ceased to be a resident in Canada; or

(c)

they form part of the business property of a permanent establishment that the holder has or had in Canada within the 12 months preceding the disposition.

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the excess of the proceeds over the paid-up capital of the common stock sold will be deemed to be taxable as a dividend either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation.

Dividend

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 10% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends at the amount by which the paid up capital of the Company is increased for the shares issued as dividends.

The Tax Convention generally exempts from Canadian withholding tax dividends paid to a religious, scientific, literary, educational or charitable organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

DOCUMENTS ON DISPLAY

The documents concerning our Company may be viewed at the offices of our corporate solicitor, Stikeman Elliott, at Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC V6C 2X8, during normal office hours.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets.  In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or an acceptable credit rating. Payments or deposits are usually received before shipments of inventory.  Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established.  The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency.  A minor portion of the Company’s revenues and receivables are denominated in U.S. dollars, Hong Kong dollars and Chinese currencies.  The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposures to any one currency by repatriating any excess funds.  The Company may also from time to time utilize foreign exchange contracts to hedge against exchange risks.

The Company’s revenues and earnings are also impacted by the world price of ginseng root which is determined by reference to a number of factors including the supply and demand for North American ginseng root, negotiations between buyer and seller, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currency used by the Company’s customers.  A percentage change in the market price of ginseng root will tend to have a corresponding impact on the revenues reported by the Company.  An increase in the selling price by $1 per pound will increase the Company’s net earnings by approximately $1,000,000 and a decrease in the selling price by $1 per pound would have an equally negative impact on net earnings.

The interest income from cash and cash equivalents and the interest expense from borrowings under credit facilities are subject to interest rate changes and therefore interest income and interest expense will fluctuate directly with changes in interest rates.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15

CONTROLS AND PROCEDURES

Under the supervision and with the participation of the management, including the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its disclosure controls and procedures as defined in Exchange Act Rules 13a-14(c) within 90 days prior to the date of filing of this Annual Report. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective.

Since the date of the evaluation described above, there have not been any significant changes in the Company's internal controls or in other factors that could significantly affect those controls.

ITEM 16

RESERVED

PART III

ITEM 17

FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in footnotes to the audited consolidated financial statements.  The value of the U.S. dollar in relationship to the Canadian dollar was 1.58 as of 12/31/02.

Audited Consolidated Financial Statements and Financial Statement Schedules:

Auditors’ Report, dated February 21, 2003

Consolidated Balance Sheets as at 12/31/02 and 12/31/01

Consolidated Statements of Operations for the years ended 12/31/02 and 12/31/01, and the thirteen months ended 12/31/00

Consolidated Statements of Deficit for the years ended 12/31/02 and 12/31/01,

and the thirteen months ended 12/31/00

Consolidated Statements of Cash Flows for the years ended 12/31/02 and 12/31/01, and the thirteen months ended 12/31/00

Consolidated Statements of Crop Costs for the years ended 12/31/02 and 12/31/01, and the thirteen months ended 12/31/00

Notes to the Consolidated Financial Statements.

Unaudited Consolidated Financial Statements for the twelve months period ended 12/31/00 and one month period ended 12/31/99.

ITEM 18

FINANCIAL STATEMENTS

The Registrant has elected to provide financial statements pursuant to Item 17.

ITEM 19

EXHIBITS

a.1.

Articles of Incorporation, effective August 12, 1981 (incorporated by reference from our Form 20-F and Form 6K )

a.2.

Certificate of Name Change, dated September 7, 1994 (incorporated by reference from our Form 20-F and Form 6K)

2.1

Instruments defining the rights of holders of registered equity or debt securities – refer to Exhibit 1.1 above.

4.1

Private Placement Share Subscription Agreement, dated April 20, 2000, by the Company and Road King Infrastructure Limited (incorporated by reference from our Form 20-F Annual Report filed on May 30, 2001)

4.2

Employment Agreement, dated May 5, 2000, by the Company and Gerald A. Gill. (incorporated by reference from our Form 20-F Annual Report filed on May 30, 2001)

4.3

Conversion Agreement, dated May 8, 2000, by the Company, Chai-Na-Ta Farms Ltd., John Hancock Life Insurance Company and Herb King International Limited. (incorporated by reference from our Form 20-F Annual Report filed on May 30, 2001)

4.4

Partnership Agreement between Chai-Na-Ta Farms Ltd. and 499599 B.C. Ltd. (incorporated by reference from our Form 20-F Annual Report filed on May 31, 1996).

4.5

Joint Venture Agreement between Chai-Na-Ta Farms Ltd. and the Skeetchestn Indian Band (incorporated by reference from our Form 20-F Annual Report filed on May 31, 1996).

4.6      Share Purchase Agreement between the Company and LTRD Biotech Limited.

8.1      Organization chart of the Company and its affiliates.

99.1      Certification of CEO and CFO as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE PAGE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement (annual report) on its behalf.

Chai-Na-Ta Corp.

Registrant

/s/ “WILMAN WONG”

By:

 Wilman Wong, Chief Financial Officer

Dated: May 15, 2003

#

CERTIFICATIONS

I, William Zen, certify that:

1.

I have reviewed this annual report on Form 20-F of Chai-Na-Ta Corp.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

1.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

2.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

3.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

1.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

2.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

 s/s “WILLIAM ZEN”

________________________________

                                                                                   William Zen, Chief Executive Officer

Date:  May 15, 2003

#

I, Wilman Wong, certify that:

1.     I have reviewed this annual report on Form 20-F of Chai-Na-Ta Corp.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.   The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ “WILMAN WONG”

_________________________________

                                                                       Wilman Wong, Chief Financial Officer

Date:  May 15, 2003

#

<B>Auditor’s Report and Consolidated Financial Statements of

Auditor’s Report and Consolidated Financial Statements of

CHAI-NA-TA CORP.

(Stated in Canadian dollars)

December 31, 2002, 2001 and 2000

Deloitte & Touche LLP

Deloitte & Touche LLP

P.O. Box 49279

Four Bentall Centre

2100 - 1055 Dunsmuir Street

Vancouver, British Columbia

V7X 1P4

Tel: (604) 669 4466

Fax: (604) 685 0395

www.deloitte.ca

Independent Auditors’ Report

To the Directors of Chai-Na-Ta Corp.

We have audited the accompanying consolidated balance sheets of Chai-Na-Ta Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit, cash flows and crop costs for the year ended December 31, 2002 and 2001 and the thirteen-month period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations, its cash flows and its crop costs for the year ended December 31, 2002 and 2001 and the thirteen-month period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia, Canada

February 21, 2003

Comments by Auditor on Canada-United States of America

Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph outlining changes in accounting principles that have been implemented in the consolidated financial statements:

· In 2002, the Company changed its accounting policy with respect to stock-based compensation and other stock-based payments where, for stock options granted to employees, pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied.

The impact of these changes in accounting policies is set out in Note 2 to the consolidated financial statements.

Chartered Accountants

Vancouver, British Columbia, Canada

February 21, 2003

CHAI-NA-TA CORP
CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	As at	As at
	December 31	December 31
	2002	2001

ASSETS

Current assets
Cash and cash equivalents	$ 2,757,553	$ 2,086,789
Accounts receivable	136,796	240,688
Inventory	8,082,946	10,746,183
Ginseng crops (Note 4)	7,577,892	8,098,718
Prepaid expenses and other assets	85,696	147,368
	18,640,883	21,319,746

Ginseng crops (Note 4)	10,922,182	11,712,809

Capital assets (Note 5)	6,648,832	8,095,118

	$ 36,211,897	$ 41,127,673

LIABILITIES

Current liabilities
Line of credit (Note 6)	$ -	$ 1,650,000
Short-term borrowings (Note 7)	3,632,145	6,423,845
Accounts payable and accrued liabilities	771,310	1,303,979
Customer deposits (Note 8)	1,993,971	1,356,302
Current portion of long-term debt (Note 9)	126,197	573,137
	6,523,623	11,307,263

Long-term debt (Note 9)	26,256	146,797

Future income taxes (Note 13)	1,130,000	1,462,000
	7,679,879	12,916,060

SHAREHOLDERS' EQUITY

Share capital (Notes 11 and 12)	38,200,398	38,200,398
Cumulative translation adjustments	(70,986)	(57,313)
Deficit	(9,597,394)	(9,931,472)
	28,532,018	28,211,613
	$ 36,211,897	$ 41,127,673

Commitments (Note 15)

CHAI-NA-TA CORP.
Consolidated Statements of Deficit
(Stated in Canadian Dollars)

			Thirteen-month
	Year ended	Year ended	period ended
	December 31	December 31	December 31
	2002	2001	2000

Balance, beginning of period	$ (9,931,472)	$ (7,774,202)	$ (15,686,800)

Expiration of equity component of convertible
debt and warrants (Note 9(a))	-	-	1,062,069

Net earnings (loss)	334,078	(2,157,270)	6,850,529

Balance, end of period	$ (9,597,394)	$ (9,931,472)	$ (7,774,202)

CHAI-NA-TA CORP.
Consolidated Statements of Operations
(Stated in Canadian Dollars)

			Thirteen-month
	Year ended	Year ended	period ended
	December 31	December 31	December 31
	2002	2001	2000

Revenue	$ 16,017,375	$ 13,885,635	$ 12,221,235

Cost of goods sold	14,343,472	11,680,559	11,463,521
	1,673,903	2,205,076	757,714

Selling, general and administrative expenses	1,696,202	2,883,611	4,157,615

Interest on short-term debt	8,446	151,854	207,925

Writedown of inventory and crop costs	-	1,573,466	1,207,501
	1,704,648	4,608,931	5,573,041

Operating loss	(30,745)	(2,403,855)	(4,815,327)

Net gain on debt forgiveness (Note 1)	-	-	13,916,088

Other income (loss) (Note 14)	32,823	246,585	(788,232)

Income (loss) before income taxes	2,078	(2,157,270)	8,312,529

Provison for (recovery of) income
taxes (Note 13)	(332,000)	-	1,462,000

NET EARNINGS (LOSS)	$ 334,078	$ (2,157,270)	$ 6,850,529

Basic earnings (loss) per share (Note 2(n))	$ 0.02	$ (0.15)	$ 0.65

Weighted average number of shares used
to calculate basic earnings (loss) per share	14,264,508	14,264,508	10,611,211

Fully diluted earnings (loss) per share (Note 2(n))	$ 0.01	$ (0.15)	$ 0.30

Weighted average number of shares used to calculate
fully diluted earnings (loss) per share	34,663,657	14,264,508	22,943,190

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

			Thirteen-month
	Year ended	Year ended	period ended
	December 31	December 31	December 31
	2002	2001	2000

NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES
Net earnings after items not
affecting cash (Note 17(a))	$ 14,096,199	$ 10,877,983	$ 6,404,932
Changes in non-cash operating assets
and liabilities (Note 17(b))	(2,155,947)	(1,578,735)	(4,439,030)
Change in non-current crop costs	(6,176,514)	(6,327,930)	(6,438,125)
	5,763,738	2,971,318	(4,472,223)

FINANCING ACTIVITIES
Line of credit	(1,650,000)	1,260,000	(4,526,534)
Short-term borrowings	(2,791,700)	822,492	5,611,183
Issuance of shares for cash	-	-	5,000,000
Repayment of long-term debt, net	(567,481)	(2,967,008)	(414,386)

	(5,009,181)	(884,516)	5,670,263

INVESTING ACTIVITIES
Purchase of capital assets, net	(527,073)	(683,193)	(354,035)
Proceeds from sale of subsidiary, net (Note 3(b))	458,765	-	-
Increase in other assets	-	-	(765,436)
	(68,308)	(683,193)	(1,119,471)
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(15,485)	74,524	(103,486)

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	670,764	1,478,133	(24,917)

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	2,086,789	608,656	633,573
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$ 2,757,553	$ 2,086,789	$ 608,656

Represented by:
Cash	$ 1,057,553	$ 1,826,789	$ 348,656
Term deposits	1,700,000	260,000	260,000
	$ 2,757,553	$ 2,086,789	$ 608,656

Supplementary information (Note 17(c) and (d))

CHAI-NA-TA CORP.
Consolidated Statements of Crop Costs
(Stated in Canadian Dollars)

			Thirteen-month
	Year ended	Year ended	period ended
	December 31	December 31	December 31
	2002	2001	2000

Depreciation	$ 1,429,662	$ 1,928,101	$ 2,086,209
Farm equipment operating costs	576,020	628,989	634,913
Interest on short-term debt	303,324	630,446	-
Interest on long-term debt	15,441	59,364	281,343
Land rental	884,844	901,774	977,444
Mulch and fertilizer	1,607,651	2,140,607	2,182,017
Other	258,654	134,493	156,059
Plant science	22,820	22,490	24,441
Salaries and wages	4,116,429	4,060,974	3,853,090
Seed	244,690	163,332	421,698
Small tools and supplies	77,731	70,059	94,810
Warehouse and dryer operations	495,278	288,033	356,185
	10,032,544	11,028,662	11,068,209

Balance, beginning of period	19,811,527	20,916,021	19,351,058
	29,844,071	31,944,683	30,419,267

Add:
Assumption of crops of joint venture	-	-	1,715,339
	29,844,071	31,944,683	32,134,606

Less:
Cost of crop
harvested during the period	11,343,997	12,133,156	11,218,585
Balance, end of period	18,500,074	19,811,527	20,916,021

Less: current portion	7,577,892	8,098,718	9,290,369
	$ 10,922,182	$ 11,712,809	$ 11,625,652

<B>Financial Statements of

Auditor’s Report and Consolidated Financial Statements of

CHAI-NA-TA CORP.

(Stated in Canadian dollars)

December 31, 2002, 2001 and 2000

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2002 and 2001, and the thirteen-month period ended December 31, 2000.

1.

FINANCIAL RESTRUCTURING

On January 28, 2000, the Company filed petitions for relief under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure its financial affairs. Under the CCAA, certain claims against the Company in existence prior to the filing of the petitions for relief were stayed while the Company continued business operations.

On March 17, 2000, the Company filed a formal Plan of Arrangement and Compromise (the “Plan”) with the Supreme Court of the Province of British Columbia (the “Supreme Court”). The closing date for accepting any claims of creditors was May 9, 2000.  The implementation date of the Plan was May 26, 2000, after which the Company was released from all claims, liabilities and obligations to all Creditors and Post-Filing Creditors in respect of all claims and post-filing claims.

As a result of the implementation of the Plan, the Company issued 1,889,337 common shares at a total value of $1,285,505, 20,399,149 preferred shares at a total value of $13,879,581, and realized gains on debt forgiveness of $7,645,126 and incurred restructuring costs of $1,229,038. As part of the financial restructuring, Road King Infrastructure Limited (“Road King”), a Hong Kong-based publicly traded company, through its subsidiary Herb King International Limited, acquired 7,348,618 common shares for $5,000,000 in cash.  Additionally, Road King purchased the positions of the Company’s two major creditors and received 1,474,895 common shares and 20,399,149 preferred shares.  Road King also forgave an additional $5,000,000 of term debt and reduced the interest rate on the remaining $5,000,000 term debt from 10.6% to 0%.  The fair market value of the remaining term debt was determined to be $2,500,000, resulting in a total debt forgiveness by Road King of $7,500,000.

Liabilities settled:
Long-term debt	$ 17,528,806
Accounts payable and accrued liabilities	5,434,793
22,963,599
Less :
Cash paid to creditors	153,387
Issuance of 1,889,337 common shares to creditors	1,285,505
Issuance of 20,399,149 preferred shares to creditors	13,879,581
7,645,126

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are expressed in Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

(a)

Description of business

The Company operates North American ginseng farms in Canada, on which ginseng root is planted, cultivated and harvested. Through its subsidiaries, the Company markets ginseng in Hong Kong and China.

(b)

Change of year end

During the thirteen-month period ended December 31, 2000, the Company changed its fiscal year end from November 30 to December 31 to coincide with the calendar year.  Accordingly, the December 31, 2000 financial statements cover a thirteen-month period.

(c)

Basis of presentation

These consolidated financial statements include the accounts of the Company and those of its subsidiaries and joint ventures.  All significant intercompany transactions and balances have been eliminated.

At December 31, 2002, the Company's effective ownership interests in these companies were as follows:

Subsidiaries

Chai-Na-Ta Farms Ltd.

100%

Chai-Na-Ta International Ltd.

100%

Chai-Na-Ta (Asia) Ltd.

100%

North American Ginseng Enterprises Limited

   100%

CNT Wellness Pharmaceutical Limited

100%

CNT Nominees Limited

 100%

CNT Trading (Asia) Limited

100%

CNT Trading (Hong Kong) Limited

100%

Unique Formulations, Inc.

100%

(d)

Revenue recognition

Revenue is recognized when title has been transferred or ginseng products have been delivered to customers, provided that at the time of the sale the amount is determinable and collection is reasonably assured.

(e)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(f)

Inventory

Inventory is valued at the lower of average cost and net realizable value.

(g)

Investments

The Company accounts for those investments in which it has no significant influence using the cost method. For those investments in which the Company has significant influence the equity method is used, whereby the Company’s share of net earnings or losses is included in operations and the Company’s investment therein is adjusted accordingly.  Provisions are made for any impairments in value which are determined to be other than temporary.

(h)

Ginseng crops

The Company uses the full absorption costing method to value its ginseng crops.  Included in crop costs are seed, labour, applicable overhead, interest and supplies.  Common costs are allocated in each period based on the total number of acres under cultivation during the period.  The carrying value of ginseng crops is reviewed on a regular basis for any impairment in value, using management’s best estimate as to expected future market values, yields and costs to harvest. Those crop costs relating to the acreage harvested and sold have been charged to cost of sales.

(i)

Capital assets and depreciation

Capital assets are recorded at cost less accumulated depreciation.  Depreciation is provided on a straight-line basis over the following periods:

Land use rights

50 years

Buildings

20 years

Dryers and related works

20 years

Computer equipment and software

4 years

Furniture and fixtures

10 years

Leasehold improvements

10 years

Machinery and equipment

10 years

Sunshade

10 years

Vehicles

8 years

Pavement

12.5 years

The carrying value of capital assets is reviewed on a regular basis for any impairment in value.  To date, no such impairment has been indicated.

(j)

Research and development

Research costs are expensed as incurred.  Development costs which meet generally accepted criteria, including reasonable assurance regarding future benefits, are capitalized and amortized to operations.

(k)

Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) with respect to the valuation of goodwill and other intangible assets.  Under the new recommendations, goodwill and intangible assets with an indefinite life will no longer be amortized, but will be tested for impairment at least on an annual basis.  Intangible assets with definite lives will continue to be amortized over their useful lives and tested for impairment when conditions indicate the carrying value may not be recoverable in its entirety.  For the year ended December 31, 2002, application of the new recommendations had no impact on the Company’s financial position or results of operations.

(l)

Foreign currency translation

Financial statements of the Company's self-sustaining foreign operations are translated into Canadian dollars using the current rate method.  Adjustments arising from this translation are deferred and recorded as Cumulative Translation Adjustments under the Shareholders' Equity section of the balance sheet and are included in operations only to the extent of any reduction in the investment in these foreign operations that is realized.

(m)

Income taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities, and for losses and other deductions carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply in the years in which such temporary differences or losses and other deductions carried forward are expected to be recovered or settled.  A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered likely.

(n)

Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted earnings (loss) per share reflects the potential dilution of common shares by including other common share equivalents in the weighted average number of common shares outstanding for a period, if dilutive.  Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options and share purchase warrants.

Diluted earnings per share are calculated using the treasury stock method, as if options and warrants were exercised at the beginning of the year and funds received were used to purchase the Company’s own stock.  Prior to 2001, the imputed earnings approach was used whereby fully diluted earnings per share was calculated by adjusting net income available to common shareholders for any dividend or preferred shares and imputed earnings on funds which would have been received on the exercise of options and warrants.  The retroactive application of the treasury stock method had no impact on previously reported earnings (loss) per share amounts.

A reconciliation of net earnings (loss) per common share and the weighted average shares used in the earnings (loss) per share (“EPS”) calculations for fiscal 2002, 2001 and 2000 is as follows:

	Net Earnings	Number of	Earnings
	(Loss)	Shares	(Loss)
	(numerator)	(denominator)	Per Share
2002
Basic	$ 334,078	14,264,508	$ 0.02
Effect of common share equivalents	-	20,399,149	(0.01)
Diluted	$ 334,078	34,663,657	$ 0.01

2001
Basic	$ (2,157,270)	14,264,508	$ (0.15)
Effect of common share equivalents	-	-	-
Diluted	$ (2,157,270)	14,264,508	$ (0.15)

2000
Basic	$ 6,850,529	10,611,211	$ 0.65
Effect of common share equivalents	-	12,331,979	(0.35)
Diluted	$ 6,850,529	22,943,190	$ 0.30

Preferred shares, options and warrants to purchase 12,461, 20,449,121, and 532,910 shares of common stock were outstanding during fiscal 2002, 2001 and 2000 respectively, but were not included in the computation of diluted EPS because their effect would be anti-dilutive.

(o) Stock–based compensation plans

The Company has a stock-based compensation plan, which is described in Note 12(a).  The Company has adopted the recommendations of the CICA with respect to stock-based compensation and other stock-based payments effective January 1, 2002.  This section establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires application of specified accounting methods to direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  If an alternative other than the fair value based method is used, pro-forma fair value based information must be disclosed.

The Company does not have any plans which result in the direct award of stock, stock appreciation rights and awards that call for settlement in cash or other assets and will continue to use the intrinsic value based method to account for stock-based transactions with employees.  As the Company did not issue any stock-based awards during the year ended December 31, 2002, the Company’s net earnings and earnings per share would not have been impacted had compensation cost for the Company’s stock-based compensation plan been determined under the fair value based method of accounting.  The Company has not included those options outstanding at the date of adoption in its assessment of the pro-forma impact of adopting this standard.

(p)

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of assets, future income taxes and contingencies.  Actual results may differ from those estimates.

3.

INVESTMENTS

a)

Chai-Na-Ta (Asia) Ltd.

During 2000, the Company increased its ownership from a 90.4% to a 100% interest in Chai-Na-Ta (Asia) Ltd. in exchange for $15,240.  As a result, the Company’s interest in North American Ginseng Enterprises Limited increased from 90.4% to 100% respectively.

b)

CNT International Wellness Pharmaceutical Limited

During 2002, the Company disposed of its interest in CNT International Wellness Pharmaceutical Limited, including its subsidiary Wuxi CNT Wellness Health Products Technology Ltd. in exchange for net cash proceeds of $458,765.  The disposition resulted in a net gain of $20,088, which is included in Other Income (Loss) in the Consolidated Statement of Operations.  The assets and liabilities disposed of and resulting net gain are summarized as follows:

Proceeds (net of cash transferred)	$ 458,765
Capital assets (net)	(455,676)
Other assets	(11,469)
Other liabilities	28,468

Gain on disposal of subsidiary	$ 20,088

4.

GINSENG CROPS

Ginseng plants reach maturity and can be harvested at the end of their third year of growth.  However, the Company may allow crops to mature longer to allow for higher yields and additional seed harvests.  Costs accumulated relating to the expected harvest in the next year have been classified as current assets.  At present, total acreage under cultivation and management is 1,284 acres.  A breakdown of those acres by year planted is as follows:

Number
Year planted	of acres

1998	16
1999	346
2000	289
2001	329
2002	304
1,284

5.

CAPITAL ASSETS

	2002		2001
		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation

Land	$ 598,515	$ -	$ 598,515	$ -
Land use rights	-	-	196,769	656
Buildings	660,284	247,582	735,694	282,803
Dryers and related works	1,979,802	899,555	1,977,650	800,592
Computer equipment
and software	398,119	377,390	396,082	379,293
Furniture and fixtures	319,313	300,390	322,815	279,649
Leasehold improvements	472,190	437,152	473,974	388,809
Machinery and equipment	5,588,881	3,984,507	5,956,412	4,135,220
Sunshade	13,999,215	11,328,240	13,940,431	10,397,475
Vehicles	379,685	204,922	359,329	233,618
Pavement	37,445	4,879	37,445	1,883

	$24,433,449	$17,784,617	$24,995,116	$16,899,998

Cost less accumulated
depreciation	$6,648,832		$8,095,118

During 2001, the Company, through its wholly-owned subsidiary Wuxi CNT Wellness Health Products Technology Ltd., acquired certain land use rights from the People’s Republic of China.  The costs incurred to acquire the rights have been capitalized as Land use rights.  In connection with the disposition of the Company’s wholly-owned subsidiary (Note 3(b)), the land use rights were disposed of in 2002.

6.

LINE OF CREDIT

The Company has available, subject to annual reviews, a $5,000,000 revolving line of credit with a Canadian chartered bank that bears interest at bank prime rate plus 0.8% per annum, and is secured by a first charge over certain assets of the Company.  Borrowings of $nil (2001 - $1,650,000) were outstanding as at December 31, 2002.  In addition, the Company is contingently liable under letters of credit totaling $165,000.

7.

SHORT-TERM BORROWINGS

The loan from a fellow subsidiary is unsecured and bears interest at bank prime rate plus 2.5% per annum.  The loan is due on March 12, 2003.  Subsequent to the year end, the Company repaid $2 million of the outstanding borrowings.

8.

CUSTOMER DEPOSITS

Customer deposits represent deposits received from customers to secure inventory purchase commitments prior to the actual delivery of inventory.

9.

LONG-TERM DEBT

		2002	2001

Loans and notes payable	(a)	$ 43,688	$ 126,774
Mortgage payable	(b)	108,765	500,116
Capital leases	(c)	-	93,044

		152,453	719,934
Less: current portion		126,197	573,137

		$ 26,256	$ 146,797

(a)

Loans and notes payable

(i)

During 1996, the Company issued $20 million in senior secured notes.  The notes were secured by a charge over certain assets of the Company.

In addition, the Company issued transferable “F” series share purchase warrants entitling the holders to purchase 310,049 common shares of the Company until June 18, 2001 (Note 12(b)).  Consideration of $1,062,069, net of allocated issue costs, was allocated to the warrants and recorded as Equity Component of Convertible Debt and Warrants in Shareholders’ Equity and represented a discount on the notes.

In 2000, as part of the financial restructuring plan (Note 1), $10,000,000 plus accrued interest of $3,879,581 were converted into 20,399,149 preferred shares of the Company (Note 11).  Additionally, $5,000,000 of the remaining principal balance was forgiven and interest on the remaining $5,000,000 was reduced to 0% per annum.  The fair market value of the remaining debt was determined to be $2,500,000 and was repaid by the Company in 2001. The share purchase warrants were retired during 2000.

(ii)

As part of the agreement to assume the assets and liabilities of the Skeetchestn/Chai-Na-Ta Xexe7ellp (Potent) Ginseng Joint Venture (Note 10 (b)), the Company agreed to pay the co-venturer $280,000.  At December 31, 2002 $nil (2001 - $65,000) is outstanding.

(iii)

During 2001, the Company entered into equipment purchase loan agreements for $70,575 at interest rates ranging from 6.9% per annum to 8.9% per annum.  At December 31, 2002, $43,688 (2001 - $61,774) remains outstanding.  The loans are repayable in installments maturing in various amounts to June 13, 2005 and are secured by specific assets of the Company.

(b)

Mortgage payable

As part of the agreement to assume the assets and liabilities of the Skeetchestn/Chai-Na-Ta Xexe7ellp (Potent) Ginseng Joint Venture (Note 10 (b)), the Company assumed a mortgage payable due to Peace Hills Trust Company.  As at December 31, 2002 $108,765 (2001 - $500,116) remains outstanding.  The mortgage is repayable in monthly installments of $8,932 and bears interest at 7% per annum.   The balance of the mortgage is due on March 15, 2003. Security provided is an undivided one-half interest in all crops grown on the leased lands, plus mortgages and charges on an undivided one-half interest in the lease, and a letter of guarantee in the amount of $165,000.

(c)

Capital leases

The Company had entered into various capital leases bearing interest at an approximate rate of 7.5% per annum.  The leased assets have been recorded as machinery and equipment and are being amortized on a straight-line basis over 10 years.  During 2002, under the terms of the agreements, the Company assumed title to the leased equipment.

10.

JOINT VENTURES

(a)

China

The Company conducted a significant portion of its grading and distribution activities through its joint venture Wuxi Zhongjia Phytopharmaceuticals Co. Ltd. in China.   During 2000, the joint venture assumed a marketing division of the Company.  As a result of the marketing division having liabilities in excess of its assets, the Company's proportionate interest in this transfer resulted in a net gain to the Company.    However, as at December 31, 2000, the viability of the joint venture was in question, and the Company recognized a provision for excess liabilities of the joint venture. The joint venture ceased operations in 2001 and has been wound up.

(b)

Canada

During 1995, the Company entered into two joint ventures that operated North American Ginseng farms in British Columbia, Canada.  Through these joint ventures the Company planted, cultivated and harvested ginseng root.

During December 1999, the Company concluded its joint venture in the President/Chai-Na-Ta Farms Partnership and the joint venture was dissolved after the final harvest and sale of its crops.

During February 2000, the Company served a notice of intent to exercise its General Security Agreement over the assets in the Skeetchestn/Chai-Na-Ta Xexe7ellp (Potent) Ginseng Joint Venture. As a result of subsequent discussions held with the co-venturer, an agreement was reached whereby the Company took title to the assets and assumed the liabilities of the joint venture and in addition, agreed to pay the co-venturer $280,000 as disclosed in Note 9(a)(ii).  The joint venture was subsequently wound up and the joint venture members released each other from all claims relating to the joint venture.

(c) Summary

The following is a summary of the Company's proportionate share of the financial statement amounts of these joint ventures:

	2002	2001	2000
Balance Sheet
Current assets	$ -	$ -	$ 953,120
Long-term assets	-	-	112,679
Current liabilities	-	-	934,430
Long-term liabilities	-	-	-

Statement of Operations
Revenue	$ -	$ 294,303	$1,648,960
Expenses	-	497,214	1,756,242
Net loss	-	(202,911)	(107,282)

Statement of Cash Flows
Operating activities	$ -	$ 128,583)	$2,207,142
Financing activities	-	-	(1,757,440)
Investing activities	-	(6,674)	894,517

11.

SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without nominal or par value and 21 million Series 1 non-voting, non-cumulative preferred shares, convertible into common shares on a 1:1 basis.  Any issued and outstanding preferred shares will automatically be converted into common shares in 2010.

During the periods, the following changes occurred in outstanding shares:

	Number of
	shares	Amount

Common shares
Balance at November 30, 1999	5,026,553	$8,035,312
Shares issued for debt settlement (Note 1)	1,889,337	1,285,505
Shares issued to parent company for cash (Note 1)	7,348,618	5,000,000
Balance at December 31, 2000, 2001 and 2002	14,264,508	$24,320,817

Preferred shares
Balance at November 30, 1999	-	$ -
Shares issued for debt settlement (Note 1)	20,399,149	13,879,581
Balance at December 31, 2000, 2001 and 2002	20,399,149	$13,879,581

Total share capital		$38,200,398

12.

STOCK OPTIONS AND WARRANTS

(a)

Stock options

From time to time, the Company grants incentive stock options to officers, directors and employees of the Company at market related prices.

Options to purchase 10,000 shares are outstanding and exercisable as at December 31, 2002 as follows:

Number	Number	Exercise
Outstanding as at	Exercisable as at	price
December 31, 2002	December 31, 2002	($/share)	Expiry date

10,000	10,000	0.68	March 30, 2005

Information regarding the Company's stock options for each of the periods is summarized as follows:

		Exercise
	Number of	price range
	shares	($/share)

Outstanding as at November 30, 1999	245,870	3.50 - 12.95
Granted	205,000	0.68
Expired	(322,844)	0.68 - 12.95
Outstanding as at December 31, 2000	128,026	0.68
Expired	(95,000)	0.68
Outstanding as at December 31, 2001	33,026	0.68
Expired	(23,026)	0.68
Outstanding as at December 31, 2002	10,000	0.68

Exercisable as at December 31, 2002	10,000	0.68

During 2000, as part of the restructuring, the exercise price on all outstanding options was re-priced to $0.68 per share.

(b)

Warrants

During 1996, in connection with the issuance of the senior secured notes (Note 9(a)(i)), the Company issued 310,049 “F” series share purchase warrants entitling the holders to purchase 310,049 common shares of the Company until June 18, 2001.  Consideration of $1,062,069 was allocated to the warrants and recorded as Equity Component of Convertible Debt and Warrants in Shareholders’ Equity.  During 2000, as part of the financial restructuring plan (Note 1), all share purchase warrants were retired.

13.

FUTURE INCOME TAXES

Temporary differences and carryforwards which give rise to the future income tax assets and liabilities as at December 31, 2002 and 2001 are as follows:

	2002	2001
Future income tax assets
Property, plant and equipment	$ 23,000	$ -
Liabilities	112,000	172,000
Tax loss carryforwards	478,000	616,000
	613,000	788,000

Future income tax liabilities
Property, plant and equipment	-	(60,000)
Inventory and ginseng crops	(643,000)	-
Receivables and prepaids	(1,100,000)	(2,190,000)
	(1,743,000)	(2,250,000)

Net future income tax liabilities	$ (1,130,000)	$ (1,462,000)

The provision for income taxes (recovery) has been calculated as follows:

	2002	2001	2000

Provision for income taxes (recovery) at
the Canadian statutory rates	$ 812	$ (983,715)	$ 3,792,176

Adjustments:
Foreign tax rate differential	(148,134)	789,417	434,191
Non-taxable items	-	-	(2,924,372)
Change in income tax rates	(108,280)	-	-
Other	(76,398)	194,298	160,005
Provision for income taxes (recovery)	$ (332,000)	$ -	$ 1,462,000

The Company, subject to the approval of the tax authorities, has losses carried forward from its overseas subsidiaries for foreign tax purposes of approximately $2,507,000 available to reduce future taxable income.  The losses carried forward for foreign tax purposes can be carried forward indefinitely.

14.

OTHER INCOME (LOSS)

Other income in 2002 includes the net gain on the disposal of its subsidiary (Note 3(b)) of $20,088.  Other income in 2001 includes the net gain on the winding up of the Company’s joint venture in China of $258,892 (Note 10(a)).  Other loss of $788,232 in 2000 includes a provision of $1,012,783 taken against amounts due from co-venturers, a net gain of $454,673 upon winding up the Company’s farming joint ventures, foreign exchange gains and other miscellaneous items.

15.

COMMITMENTS

(a)

The Company has entered into various operating leases expiring in 2006.  Total further minimum payments required under these leases are as follows:

2003	$ 224,655
2004	52,448
2005	26,636
2006	5,373

(b)

The Company is committed to agricultural land rentals for the next five years as follows:

2003	$ 719,511
2004	648,409
2005	438,087
2006	209,195
2007	16,640

(c)

 The Company has entered into an agreement to purchase agricultural land for consideration of $260,000.  Subsequent to the year end, the acquisition was completed.

16.

SEGMENTED REPORTING

The Company operates in one industry segment and three geographic regions.  Long-lived assets comprise all assets not classified as current assets.  Information by geographic region is summarized as follows:

Year ended		Other
December 31, 2002	Canada	North America	Far East	Consolidated

Revenue - external	$ 138,491	$ 632,494	$ 15,246,390	$ 16,017,375
Revenue - intercompany
between regions	16,087,806	-	-
Total revenue	$ 16,226,297	$ 632,494	$ 15,246,390
Net earnings (loss)	$ 786,247	$ 459,897	$ (912,066)	$ 334,078
Long-lived assets	$ 17,550,719	$ -	$ 20,295	$ 17,571,014

Year ended		Other
December 31, 2002	Canada	North America	Far East	Consolidated

Revenue - external	$ 138,491	$ 632,494	$ 15,246,390	$ 16,017,375
Revenue - intercompany
between regions	16,087,806	-	-
Total revenue	$ 16,226,297	$ 632,494	$ 15,246,390
Net earnings (loss)	$ 786,247	$ 459,897	$ (912,066)	$ 334,078
Long-lived assets	$ 17,550,719	$ -	$ 20,295	$ 17,571,014

Year ended		Other
December 31, 2001	Canada	North America	Far East	Consolidated

Revenue - external	$ 288,086	$ 280,626	$ 13,316,923	$ 13,885,635
Revenue - intercompany
between regions	11,769,859	-	-
Total revenue	$ 12,057,945	$ 280,626	$ 13,316,923
Net loss	$ (167,460)	$ (70,657)	$ (1,919,153)	$ (2,157,270)
Long-lived assets	$ 19,542,341	$ -	$ 265,586	$ 19,807,927

Thirteen-month period ended		Other
December 31, 2000	Canada	North America	Far East	Consolidated

Revenue - external	$ 6,932,154	$ 107,359	$5,181,722	$12,221,235
Revenue - intercompany
between regions	6,442,560	-	-
Total revenue	$ 13,374,714	$ 107,359	$5,181,722
Net earnings (loss)	$ 3,502,232	$ (369,071)	$3,717,368	$ 6,850,529
Long-lived assets	$ 21,051,925	$ -	$ 216,627	$21,268,552

Major Customers

For the year ended December 31, 2002, the Company had sales to two customers which accounted for $12,123,063 of revenue (2001 – three customers, $9,695,895; 2000 – two customers, $3,175,407).

17.

OTHER INFORMATION

(a)

Net earnings after items not affecting cash

	2002	2001	2000

Net earnings (loss)	$ 334,078	$ (2,157,270)	$ 6,850,529
Items not affecting cash:
Depreciation and amortization	77,103	99,369	206,837
Gain on disposal of capital assets, net	-	(6,176)	(6,857)
Cost of ginseng crops sold	14,037,106	11,519,726	11,271,938
Net gain on debt forgiveness (Note 1)	-	-	(15,145,126)
Gain on joint venture wind-up	-	(258,892)	(454,673)
Provision for writedown of inventory	-	1,573,466	1,207,501
Provision for impairment of other assets	-	107,760	-
Provision for impairment of assets of joint venture	-	-	1,012,783
Future income taxes	(332,000)	-	1,462,000
Gain on disposal of subsidiary	(20,088)	-	-

	$14,096,199	$ 10,877,983	$ 6,404,932

(b)

Changes in non-cash operating assets and liabilities

	2002	2001	2000

Accounts receivable	$ 99,426	$ (30,371)	$ 161,188
Inventory	(28,058)	(178,639)	(1,047,657)
Ginseng crops	(2,426,368)	(2,772,631)	(2,162,064)
Prepaid expenses and other assets	53,449	768,189	(793,810)
Accounts payable and
accrued liabilities	(502,709)	(721,585)	(596,687)
Customer deposits	648,313	1,356,302	-

	$(2,155,947)	$(1,578,735)	$(4,439,030)

(c)

Other cash flows

	2002	2001	2000

Interest paid	$ 243,050	$ 209,587	$ 193,107

(d)

Non-cash investing and financing transactions

	2002	2001	2000

Common shares issued for debt settlement	$ -	$ -	$1,285,505
Preferred shares issued for debt settlement	-	-	13,879,581
Settlement of term debt	-	-	25,016,306
Settlement of accounts payable and
accrued liabilities	-	-	5,293,906

18.

FINANCIAL INSTRUMENTS

(a)

Fair value

Financial instruments of the Company are represented by cash and cash equivalents, accounts receivable, line of credit, short-term borrowings, accounts payable and accrued liabilities, customer deposits and long-term debt. The carrying value of these instruments approximate their fair value.

(b)

Interest rate risk

Interest on the Company's line of credit and short-term borrowings are based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

(c)

Credit risk

The Company is exposed to credit risk on accounts receivable from customers.  A majority of its sales are made to a small number of customers who are concentrated in Asian markets.  To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established.

(d)

Exchange risk

The Company is exposed to currency exchange risk as a result of its international markets and operations.  To manage its exchange risk, the Company finances in local currencies and conducts business through self-sustaining foreign operations.

19.

COMPARATIVE FIGURES

Certain of the prior periods’ figures have been reclassified to conform with the financial statement presentation adopted in the current period.

Financial Statements of

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which differ in some respects from US GAAP.

The significant differences between Canadian and US GAAP which affect the Company’s financial statements are summarized below:

a)

Accounting for Capitalization of Interest

Under US GAAP, the portion of interest relating to expenditures on ginseng crop costs would not be eligible for capitalization to ginseng crop costs.  The amount would be expensed as period costs.  Similarly, interest that had been capitalised under Canadian GAAP and included in cost of sales would not be eligible as an expense under US GAAP as it would have already been expensed as period costs.

b)

Interest and finance charges

Under US GAAP, interest and finance charges would be presented as non-operating expenses and would therefore be excluded from the calculation of operating income (loss).

c)

Financial Instruments

Canadian GAAP requires the separate presentation on the balance sheet of the liability and equity components of convertible debt and warrants.  The equity component is accounted for as a discount to the debt instrument and the discount is amortized over the terms of the debt.

Under US GAAP, the portion of the proceeds of debt securities issued with detachable stock purchase warrants that is allocable to the warrants is accounted for as additional paid-in capital.

d)

Accounting for Stock Dividends

Under US GAAP the issuance of a stock dividend would be accounted for as a dividend requiring capitalization of retained earnings for the fair value of the issued shares.  The capitalization would be effected by charging retained earnings and crediting contributed surplus.

e)

Debt Forgiveness

Under US GAAP gains recorded by a company emerging from a re-organization on debt forgiveness are reported as an extraordinary item.  Under Canadian GAAP such gains are reported as unusual items.  The Financial Accounting Standards Board has recently issued a statement of the presentation of debt forgiveness as noted in Note 20 (m).

f)

Write-down of Inventory and Crop Costs

Under US GAAP the writedown of inventory and crop costs is included in cost of goods sold.

			Thirteen-month
	Year ended	Year ended	period ended
	December 31	December 31	December 31
	2002	2001	2000

Cost of goods sold under Canadian GAAP	$ 14,343,472	11,680,559	$ 11,463,521
Adjustment for interest capitalized to crop costs (a)	(1,750,156)	(1,569,498)	(1,588,623)
Writedown of inventory and crop costs	-	1,573,466	1,207,501
Cost of goods sold under US GAAP	$ 12,593,316	$ 11,684,527	$ 11,082,399

g)

Accounting for Joint Ventures

US GAAP requires investments in joint ventures to be accounted for using the equity method, while under Canadian GAAP; the accounts of joint ventures are proportionately consolidated.  However, under rules promulgated by the SEC a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation.  Additional information concerning the Company’s interests in joint ventures is presented in Note 10.

h)

Stock-Based Compensation

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors, under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB25), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the dates the stock options are granted.  As at December 31, 2002, no compensation cost would have been recorded for any period under this method.  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, which requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

SFAS 123, however, allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.  The Company therefore adopted the disclosure-only provision of SFAS 123.

The following pro forma financial information presents the net earnings (loss) for the year and the basic earnings (loss) per common share had the Company adopted SFAS 123 for all stock options issued to employees and directors.

	Year ended December 31	Year ended December 31	Thirteen-month period ended December 31
	2002	2001	2000

Net earnings (loss) for the year under US GAAP	$ 1,228,921	$ (1,741,647)	$ 7,632,550
Additional stock based compensation costs	-	-	(52,101)
Proforma net earnings (loss) under US GAAP	$ 1,228,921	$ (1,741,647)	$ 7,580,449
Proforma basic earnings (loss) per share under US GAAP	$ 0.09	$ (0.12)	$ 0.71
Proforma fully diluted earnings (loss) per share under US GAAP	$ 0.04	$ (0.12)	$ 0.33

Using the fair value based method for stock-based compensation, additional costs of approximately $nil, $nil, and $52,101 would have been recorded for the year ended December 31, 2002 and 2001, and the thirteen months ended December 31, 2000, respectively.  These amounts were determined using an option pricing model assuming no dividends were paid, a vesting period occurring over 1-2 years, a weighted average volatility of the Company’s share price of 89% (2001 – 127% and 2000 – 177%) and a weighted average annual risk free rate of 6.05% (2001 – 2.15% and 2000 – 5.08%).

During 2000, as part of the restructuring, the Company reduced the exercise prices of all outstanding options to $0.68 per share.  Under US GAAP any direct or indirect reduction of the exercise price of an employee stock option would have to be accounted for by the variable accounting method.  The Company has determined that the use of the variable accounting method has no impact on the financial statements of December 31, 2000.

i)

Comprehensive Income

The Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted on January 1, 1999.  SFAS 130 establishes standards for the reporting and display of comprehensive income and its components.  The impact of adopting SFAS 130 on the Company’s financial statement is as follows:

	Year ended December 31 2002	Year ended December 31 2001	Thirteen-month period ended December 31 2000
Net earnings (loss) under US GAAP	$1,228,921	$ (1,741,647)	$ 7,632,550
Other comprehensive income:
Foreign exchange adjustment	(13,673)	162,755	(229,497)
Comprehensive net earnings (loss) under US GAAP	$1,215,248	$ (1,578,892)	$ 7,403,053

j)

Derivative Instruments and Hedging Activities

The Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments.  SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.  The impact of adopting this standard on the Company’s financial statements was not material.

a)

Research and Development

Under US GAAP, development costs are expensed as occurred.  Under Canadian GAAP development costs which meet generally accepted criteria, including reasonable assurance regarding future benefits, are capitalized.

b)

  Statement of Cash Flows

There is no difference in net cash flows from Operating, Financing, and Investing Activities between US and Canadian GAAP.

c)

Other Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This statement supersedes FASB Statement No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”.  This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.  This Statement also broadens the presentation of discontinued operations to include more disposal transactions.  The provisions of this statement were required to be adopted by the Company at the beginning of fiscal 2002.  The adoption of SFAS 144 did not have a significant impact on the Company’s financial statements or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145 (“SFAS 145”), “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.   This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  The adoption of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The adoption of SFAS 145 will change the presentation of extinguishment of debt, if any, for the year ending December 31, 2003.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred.  Under previous guidance, which was consistent with guidance under Canadian GAAP, a liability for certain exit costs was recognized at the date that management committed to an exit plan.  The provisions of this statement are required to be adopted for exit or disposal activities initiated after December 31, 2002.  The Company does not believe that the adoption of SFAS 146 will have a significant impact on its financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company does not believe that the adoption of FIN 45 will have a significant impact on its financial statements.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”.  SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  SFAS 148 also requires prominent disclosure in the “Summary of Significant Accounting Policies” of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for the Company’s 2002 fiscal year, but will not impact the Company’s results of operation or financial position unless the Company adopts the fair value method of accounting for stock-based employee compensation.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consideration of Variable Interest Entities, which applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003.  The Company does not believe that the adoption of FIN No. 46 will have a significant impact on its financial statements.

The differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below:

STATEMENT OF OPERATIONS

	Year ended December 31 2002	Year ended December 31 2001	Thirteen-month period ended December 31 2000
Net earnings (loss) after extraordinary item as reported under Canadian GAAP	$ 334,078	$(2,157,270)	$ 6,850,529
Accounting for interest (a)	804,793	184,150	684,997
Financial instruments (c)	90,050	123,713	204,784
Debt forgiveness (e)	-	-	(10,491,941)
Research and development (k)	-	107,760	(107,760)
Net earnings (loss) before extraordinary item under US GAAP	1,228,921	(1,741,647)	(2,859,391)
Debt forgiveness (e)	-	-	10,491,941
Net earnings (loss) after extraordinary item as reported under US GAAP	$1,228,921	$(1,741,647)	$ 7,632,550
Basic earnings (loss) per share before extraordinary item	$ 0.09	$ (0.12)	$ (0.27)
Basic earnings (loss) per share after extraordinary item	$ 0.09	$ (0.12)	$ 0.72
Weighted average number of shares	14,264,508	14,264,508	10,611,211
Diluted earnings (loss) per share after extraordinary item	$ 0.04	$ (0.12)	$ 0.33
Weighted average number of shares	34,663,657	14,264,508	22,943,190

BALANCE SHEET

		As at December 31 2002	As at December 31 2001

Assets
Inventory	- Canadian GAAP	$8,082,946	$ 10,746,183
	- Interest capitalized (a)	(669,813)	(1,431,106)
	- Financial instruments (c)	(54,423)	(90,050)
	- US GAAP	$7,358,710	$ 9,225,027

Ginseng crops current	- Canadian GAAP	$7,577,892	$ 8,098,718
	- Interest capitalized (a)	(744,091)	(932,267)
	- Financial instruments (c)	(54,423)	(54,423)
	- US GAAP	$6,779,378	$ 7,112,028

Ginseng crops	- Canadian GAAP	$ 10,922,182	$ 11,712,809
	- Interest capitalized (a)	(479,360)	(961,281)
	- Financial instruments (c)	-	(54,423)
	- US GAAP	$ 10,442,822	$ 10,697,105

Liabilities
Future income taxes	- Canadian GAAP	$ 1,130,000	$1,462,000
	- Interest capitalized (a)	(742,738)	(1,369,336)
	- US GAAP	$ 387,262	$ 92,664

		As at December 31 2002	As at December 31 2001
Shareholders' Equity

Contributed Surplus	- Canadian GAAP	$ -	$ -
	- Stock dividend (d)	8,374,397	8,374,397
	- US GAAP	$ 8,374,397	$ 8,374,397

Additional Paid-in Capital	- Canadian GAAP	$ -	$ -
	- Financial instruments (c)	1,062,069	1,062,069
	- US GAAP	$ 1,062,069	$ 1,062,069

Deficit	- Canadian GAAP	$(9,597,394)	$ (9,931,472)
	- Interest capitalized (a)	(1,150,526)	(1,955,318)
	- Financial instruments (c)	(1,170,915)	(1,260,965)
	- Stock dividend (d)	(8,374,397)	(8,374,397)
	- US GAAP	$(20,293,232)	$(21,522,152)

CHAI-NA-TA CORP

CHAI-NA-TA CORP.

UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

December 1-31, 1999; and

January 1 – December 31, 2000

CHAI-NA-TA CORP.
Consolidated Balance Sheets
Unaudited
(Stated in Canadian Dollars)

	As at	As at
	December 31	December 31
	2000	1999

ASSETS

Current assets
Cash and cash equivalents	$ 608,656	$ 363,272
Accounts receivable	688,071	2,859,097
Inventory	11,507,038	8,860,420
Ginseng crops	9,290,369	5,712,973
Prepaid and other assets	1,047,558	473,213
	23,141,692	18,268,975

Ginseng crops	11,625,652	14,341,096

Capital assets	9,535,140	10,378,295

Other assets	107,760	1,995,090
	$ 44,410,244	$ 44,983,456

LIABILITIES

Current liabilities
Line of credit	$ 390,000	$ 4,769,747
Short-term borrowing	5,910,020	287,194
Accounts payable and accrued liabilities	2,321,318	8,361,318
Current portion of long-term debt	533,443	28,285,084
	9,154,781	41,703,343

Long-term debt	3,153,499	-

Other liabilities	433,836	433,836

Future income taxes	1,462,000	-
	14,204,116	42,137,179

SHAREHOLDERS' EQUITY

Share capital	38,200,398	18,035,312
Equity component of convertible debt and warrants	-	1,062,069
Cumulative translation adjustments	(220,068)	147,552
Deficit	(7,774,202)	(16,398,656)
	30,206,128	2,846,277
	$ 44,410,244	$ 44,983,456

CHAI-NA-TA CORP.

Consolidated Statements of (Deficit) Retained Earnings

Unaudited
(Stated in Canadian Dollars)

	Twelve month	One month
	period ended	period ended
	December 31	December 31
	2000	1999

Balance, beginning of period	$ (16,398,656)	$ (15,686,800)

Expiration of equity component of convertible
debt and warrants	1,062,069	-

Net earnings (loss)	7,562,385	(711,856)

Balance, end of period	$ (7,774,202)	$ (16,398,656)

CHAI-NA-TA CORP.

Consolidated Statements of Operations

Unaudited
(Stated in Canadian Dollars)

	Twelve month	One month
	period ended	period ended
	December 31	December 31
	2000	1999

Revenue	$ 9,113,057	$ 3,108,178

Cost of goods sold	8,336,674	3,126,847
	776,383	(18,669)

Selling, general and administrative expenses	3,769,826	387,789

Interest and financing charges	173,051	34,874

Writedown of inventory and crop costs	1,207,501	-
	5,150,378	422,663

Operating loss	(4,373,995)	(441,332)

Gain on debt forgiveness	13,916,088	-

Other income (loss)	(517,708)	(270,524)

Income (loss) before income taxes	9,024,385	(711,856)

Provision for income taxes	1,462,000	-

NET EARNINGS (LOSS)	$ 7,562,385	$ (711,856)

Basic earnings (loss) per share	$ 0.68	$ (0.14)

Weighted average number of shares used
to calculate basic earnings (loss) per share	11,084,228	5,026,553

Fully diluted earnings (loss) per share	$ 0.31	$ (0.14)

fully diluted earnings (loss) per share	24,460,720	5,026,553

CHAI-NA-TA CORP.

Consolidated Statements of Cash Flows

Unaudited
(Stated in Canadian Dollars)

	Twelve month	One month
	period ended	period ended
	December 31	December 31
	2000	1999

NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES
Net earnings (loss) after items not
affecting cash	$ 5,567,613	$ (423,535)

Changes in non-cash operating assets
and liabilities	(3,893,347)	715,171
Change in non-current cash crop costs	(6,056,645)	(381,480)
	(4,382,379)	(89,844)

FINANCING ACTIVITIES
Line of credit	(4,379,747)	(146,787)
Short-term borrowing	5,617,329	(6,146)
Issuance of shares for cash	5,000,000	-
Issuance (repayment) of long-term debt, net	(295,062)	(119,324)
	5,942,520	(272,257)

INVESTING ACTIVITIES
Purchase of capital assets, net	(354,035)	-
Increase in other assets	(770,169)	4,733
	(1,124,204)	4,733

EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(190,553)	87,067

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	245,384	(270,301)

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	363,272	633,573
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$ 608,656	$ 363,272

CHAI-NA-TA CORP.

Consolidated Statements of Crop Costs

Unaudited
(Stated in Canadian Dollars)

	Twelve month	One month
	period ended	period ended
	December 31	December 31
	2000	1999

Depreciation	$ 1,927,385	$ 158,824
Farm equipment operating costs	607,478	27,435
Interest and financing charges	235,944	45,399
Land rental	826,551	150,893
Mulch and fertilizer	2,141,403	40,614
Other	141,499	14,560
Plant science	24,383	58
Salaries and wages	3,622,483	230,607
Seed	421,698	-
Small tools and supplies	87,377	7,433
Warehouse and dryer operations	328,997	27,188
	10,365,198	703,011

Balance, beginning of period	20,054,069	19,351,058
	30,419,267	20,054,069

Add:
Assumption of crops of joint venture	1,715,339	-
	32,134,606	20,054,069

Less:
Cost of crop and seed
harvested during the period	11,218,585	-
Balance, end of period	20,916,021	20,054,069

Less: current portion, net of write-down	9,290,369	5,712,973
	$ 11,625,652	$ 14,341,096

blank.dot - current

                                                                                                                EXHIBIT 4.6

CHAI-NA-TA CORP.

as the Vendor

and

LTRD BIOTECH LIMITED

as the Purchaser

SHARE PURCHASE AGREEMENT

June 17, 2002

STIKEMAN ELLIOTT
BARRISTERS & SOLICITORS
1700 -  666 BURRARD STREET
VANCOUVER, B.C.
V6C 2X8

TABLE OF CONTENTS

ARTICLE 2
PURCHASED SHARE AND PURCHASE PRICE

Section 2.1

Purchase and Sale.

Section 2.2

Purchase of Share.

Section 2.3

Purchase of Debt.

Section 2.4

Closing.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS
OF THE VENDOR

Section 3.1

Representations and Warranties of the Vendor.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Section 4.1

Representations and Warranties of the Purchaser.

ARTICLE 5
MISCELLANEOUS

Section 5.1

Notices.

Section 5.2

Enurement.

Section 5.3

Further Assurances.

Section 5.4

Severability.

Section 5.5

Governing Law.

Section 5.6

Entire Agreement.

Section 5.7

Amendments.

Section 5.8

Time.

Section 5.9

Waiver.

Section 5.10

Non-Merger.

Section 5.11

Counterparts.

SCHEDULES

Schedule “A” – Balance Sheets
Schedule “B” – The Land
Schedule “C” – Bank Accounts

- # -

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is made as of 17th day of June 2002.

BETWEEN:

CHAI-NA-TA CORP., a body corporate under the laws of the Province of British Columbia having an office at 5965 - 205A Street, Langley, British Columbia, Canada.

(the “Vendor”)

AND:

LTRD BIOTECH LIMITED, a body corporate under the laws of Hong Kong having an office at Rm 1802, Dominion Centre, 43-59 Queen’s Road East, Hong Kong.

(the “Purchaser”)

WITNESSES THAT WHEREAS:

A.

The Vendor is the registered and beneficial owner of all of the issued and outstanding shares in the capital of CNT International Wellness Pharmaceutical Limited, a company incorporated in the British Virgin Islands  (the “Company”).

B.

The Company is the registered and beneficial owner of all of the paid up and outstanding capital of Wuxi CNT Wellness Health Products Technology Ltd., a foreign investment enterprise registered in the People’s Republic of China (“CNTW”).

C.

The Purchaser wishes to purchase and the Vendor wishes to sell the issued and outstanding share representing a 100% interest in the Company (the “Purchased Share”) free and clear of all liens, burdens, claims, security interests, charges, encumbrances and defects in title upon and subject to the terms and conditions hereof.

NOW THEREFORE in consideration of the premises and the covenants, agreements, representations and warranties herein, the sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

- # -

ARTICLE 1
INTERPRETATION

Section 1.1

Defined Terms.

As used in this Agreement, the following terms have the following meanings:

(a)

“Authorization” means, with respect to any Person, any order, permit, approval, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

(b)

“Balance Sheets” means the unaudited management-prepared balance sheets of the Company and CNTW dated May 31, 2002.

(c)

 “Business Day” means any day of the year, other than a Saturday, Sunday or any day on which banks are required or authorized to close in British Columbia.

(d)

“Closing” means the completion of the transaction of purchase and sale contemplated in this Agreement.

(e)

“Closing Date” has the meaning given in section 2.4.

(f)

“CNTW” means Wuxi CNT Wellness Health Products Technology Ltd., a foreign investment enterprise registered in the People's Republic of China.

(g)

“Corporate Records” means the corporate records of the Company or CNTW, as the case may be, including:  (i) all constating documents and by-laws;  (ii) all minutes of meetings and resolutions of shareholders and directors (and any committees); and  (iii) the share certificate books, securities register, register of transfers and register of directors.

(h)

“Governmental Entity” means any: (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign;  (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

(i)

“Land” means the land use rights of an approximately 8,000 square meter property located in the People’s Republic of China, particulars of which are described in Schedule “B”.

- # -

(j)

“Laws” means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, guidelines, and general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which the word is used.

(k)

“Lien” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or any other arrangement or condition which, in substance, secures payment or performance of an obligation.

(l)

“Parties” means the Vendor and the Purchaser.

(m)

“Person” means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

(n)

“Purchase Price” means the total amount of the Share Purchase Payment (as defined in section 2.2) and the Debt Purchase Payment (as defined in section 2.3).

(o)

“Purchased Share” means the one issued and outstanding share in the capital of the Company and includes: (i) any shares or securities into which common shares may be converted, reclassified, redesigned, subdivided, consolidated or otherwise changed; (ii) any shares or securities received as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving the Company; and (iii) any security, other instrument or right that is convertible into or evidences the right to acquire Shares.

(p)

“Purchaser” means LTRD Biotech Limited.

(q)

 “Vendor” means Chai-Na-Ta Corp.

Section 1.2

Currency.

All statements or references to dollar amounts in this Agreement are references to Canadian dollars unless otherwise indicated.

- # -

ARTICLE 2
PURCHASED SHARE AND PURCHASE PRICE

Section 2.1

Purchase and Sale.

In reliance on the representations and warranties contained herein, the Vendor hereby agrees to sell to the Purchaser and the Purchaser hereby agrees to purchase from the Vendor the Purchased Share and the Purchased Debt.

Section 2.2

Purchase of Share.

 The amount payable by the Purchaser to the Vendor for the Purchased Share is $2.00 (the “Share Purchase Payment”).

Section 2.3

Purchase of Debt.

In consideration of a further payment of $579,998 to the Vendor (the “Debt Purchase Payment”), the Purchaser agrees to purchase from the Vendor and the Vendor agrees to sell to the Purchaser the indebtedness of the Company and CNTW owed to the Vendor and its subsidiaries effective at the Closing.

Section 2.4

Closing.

The Closing shall take place on the Closing Date, which shall be on June 29, 2002 or such earlier or later date as the parties may agree, provided the Closing Date occurs before September 30, 2002.  On the Closing Date, the Vendor will deliver such documents as are reasonably required by the Purchaser to effect the transfer of the Purchased Share to the Purchaser, and the Purchaser shall deliver to the Vendor  a certified cheque or bank draft for the Purchase Price payable to the Vendor.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS
OF THE VENDOR

Section 3.1

Representations and Warranties of the Vendor.

The Vendor represents and warrants as follows to the Purchaser and acknowledges and confirms that the Purchaser is relying upon the representations and warranties in connection with the purchase by the Purchaser of the Purchased Share:

- # -

Representations relating to the Vendor

(a)

Incorporation and Qualification.  The Vendor is a corporation incorporated, organized and validly existing under the laws of British Columbia, and the corporate power to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement.

(b)

Validity of Agreement.  The execution, delivery and performance by the Vendor of this Agreement:

(i)

has been duly authorized by all necessary corporate action on the part of the Vendor;

(ii)

does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of the constituting documents of the Vendor or any contracts or instruments to which either the Vendor Company is a party or pursuant to which any of its assets or property may be affected; and

(iii)

will not result in the violation of any Law.

(c)

Due Authorization.  The Vendor has the right, power and authority to sell the Purchased Share as contemplated in this Agreement.

(d)

Execution and Binding Obligation.  This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligations of the Vendor, enforceable against the Vendor in accordance with its terms.

Representations relating to the Company

(e)

Incorporation and Qualification.  The Company is a corporation incorporated, organized and validly existing under the laws of the British Virgin Islands.  The Company has the corporate power to own its assets and is duly qualified, licensed or registered to carry out business in the British Virgin Islands.

(f)

Transfer of Shares Authorized.  The execution, delivery and performance by the Company of this Agreement has been duly authorized by all necessary corporate action on the part of the Company.

- # -

(g)

Authorized and Issued Capital of the Company.  The authorized capital of the Company is US$50,000 divided into 50,000 shares with a par value of US$1 each.  The Purchased Share is the only share of the Company which is issued and outstanding as at the date hereof, and is outstanding as a fully paid and non-assessable common share of the Company.  The only registered and beneficial owner of the Purchased Share is the Vendor.  The Purchased Share has been issued in compliance with all applicable Laws including, without limitation, applicable securities law.

(h)

Title to Purchased Share.  The Purchased Share is owned by the Vendor as the registered and beneficial owner with good title, free and clear of all Liens.  Upon completion of the transaction contemplated by this Agreement, the Purchaser will have good and valid title to the Purchased Share, free and clear of all Liens other than Liens (if any) granted by the Purchaser.

(i)

Subsidiaries.  The Company has one subsidiary, CNTW.  The Company owns all of the paid up and outstanding capital of CNTW.  Other than CNTW, the Company has no other subsidiaries.

Representations relating to CNTW

(j)

Registration and Qualification.  CNTW is a foreign investment enterprise registered, organized and validly existing under the laws of the People’s Republic of China.  CNTW has the corporate power to own its assets and is duly qualified, licensed or registered to carry out business in the People’s Republic of China.

(k)

Registered and Paid Up Capital of the Company.  The registered capital of CNTW is US$5,000,000 and the paid up capital of CNTW is US$750,000.  The only registered and beneficial owner of the paid up and outstanding capital of CNTW is the Company.

(l)

Ownership of the Land.  CNTW owns the Land which has been pledged to a bank to secure for a short term loan granted to CNTW.

(m)

Subsidiaries.  CNTW has no subsidiaries.

Representation relating to both the Company and CNTW

(n)

Corporate Records.  The Corporate Records of each of CNTW and the Company are complete and accurate and all corporate proceedings and actions reflected in the Corporate Records have been conducted or taken in compliance with all applicable Laws and with the articles and by-laws of the Company or CNTW, as the case may be.

- # -

(o)

Balance Sheets.  The unaudited, management-prepared Balance Sheets of the Company and CNTW dated May 31, 2002 present fairly the assets, liabilities, (whether accrued, absolute, contingent or otherwise) and financial position of the Company and CNTW as at the respective dates thereof.

(p)

No Liabilities.  Neither the Company nor CNTW has any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) except for current liabilities incurred in the ordinary course of business since the Balance Sheet Date.

(q)

Litigation.  There are no actions, suits or proceedings, at law or in equity, by any Person nor any arbitration, administrative or other proceeding by or before (or to the best of the knowledge of Vendor any investigation by) any Governmental Entity pending, or, to the best of the knowledge of the Vendor, threatened against or affecting the Company or CNTW.  Neither the Company nor CNTW is subject to any judgment, order or decree entered in any lawsuit or proceeding nor has the Company settled any claim prior to being prosecuted in respect of it.  Neither the Company nor CNTW is a plaintiff or complainant in any action, suit or proceeding.

(r)

Taxes.  Each of the Company and CNTW has filed or caused to be filed, within the times and in the manner prescribed by Law, all federal, provincial, local and foreign tax returns and tax reports which are required to be filed by or with respect to each of them.

(s)

Bank Accounts.  The name and account number of all bank accounts held by the Company or by CNTW are set out in Schedule "C".

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Section 4.1

Representations and Warranties of the Purchaser.

The Purchaser represents and warrants as follows to the Vendor and acknowledges and confirms that the Vendor is relying on such representations and warranties in connection with the sale by the Vendor of the Purchased Share:

(a)

Incorporation and Corporate Power.  The Purchaser is a corporation incorporated and existing under the laws of Hong Kong and has the corporate power and authority to enter into and perform its obligations under this Agreement;

- # -

(b)

Validity of Agreement.  The execution, delivery and performance by the Purchaser of this Agreement:

(i)

have been duly authorized by all necessary corporate action on the part of the Purchaser;

(ii)

do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, any of the terms or provisions of its constituting documents or by-laws or any contracts or instruments to which it is a party or pursuant to which any of its assets or property may be affected; and

(iii)

will not result in the violation of any Law;

(c)

Execution and Binding Obligation.  This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms subject only to any limitation under applicable laws relating to:

(i)

bankruptcy, insolvency, arrangement or other similar laws of general application affecting creditors' rights; and

(ii)

the discretion that a court may exercise in the granting of equitable remedies.

ARTICLE 5
MISCELLANEOUS

Section 5.1

Notices.

Any notice or communication to be given under this Agreement may be effectively given by delivering the same at the following addresses or by sending the same by facsimile to the following numbers.  Any notice so delivered will be deemed to have been received on the date delivered and any facsimile notice will be deemed to have been received on transmission, if in either case the date thereof is a Business Day and it is prior to 3:00 p.m. and, if not, on the next Business Day following delivery or transmission.  The addresses for delivery and numbers for facsimile of the Parties for the purposes hereof will be as follows:

- # -

If to the Vendor:

Chai-Na Ta Corp.
5965 - 205A Street
Langley, BC
V3A 8C4

Attention:

Wilman Wong

Facsimile:          604 533-8891

If to the Purchaser:

LTRD Biotech Limited

Room 1802, Dominion Centre

43-59 Queen’s Road East

Hong Kong

Attention:

HU Gaoming

Facsimile:          852 2804 1788

Any party may from time to time notify the other Parties, in accordance with the provisions of this Agreement, of any change of its address or facsimile number which thereafter, until changed by like notice, will be the address or facsimile number of such Party for all purposes of this Agreement.

Section 5.2

Enurement.

This Agreement will be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 5.3

Further Assurances.

The Parties will from time to time do, make and execute all such documents, additional conveyances, transfers and other acts, matters and things as may be reasonably required to transfer effectively the Purchased Share to the Purchaser and to give effect to this Agreement.

- # -

Section 5.4

Severability.

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions hereof and any such prohibitions or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

Section 5.5

Governing Law.

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia.

Section 5.6

Entire Agreement.

This Agreement constitutes the entire agreement between the Parties and replaces and supersedes all prior agreements, memorandum, correspondence, communications, negotiations and representations, whether oral or written, expressed or implied, statutory or otherwise with respect to the subject matter herein.

Section 5.7

Amendments.

No supplement, modification, amendment, waiver or termination of this Agreement will be binding unless executed in writing by all Parties hereto.

Section 5.8

Time.

Time will be of the essence of this Agreement.

Section 5.9

Waiver.

No consent or waiver, express or implied, by either Party to or of any breach or default by any either Party of any or all of its obligations under this Agreement will:

(a)

be valid unless it is in writing and stated to be a consent or waiver hereunder;

(b)

be relied upon as a consent or waiver to or of any other breach or default of the same or any other obligation;

(c)

constitute a general waiver under this Agreement; or

(d)

eliminate or modify the need for a specific consent or waiver in any other or subsequent instance.

Section 5.10

Non-Merger.

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties will not merge on and will survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of any Party, will continue in full force and effect. Closing will not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

Section 5.11

Counterparts.

This Agreement may be executed in any number of counterparts, each of which will be considered to be an original and together will constitute one and the same document.

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement.

CHAI-NA-TA CORP. By: /S/WILLIAM ZEN WEI PAO
l William ZEN Wei Pao Authorized Signing Officer
LTRD BIOTECH LIMITED
By:	/S/HU GAOMING
l HU Gaoming Authorized Signing Officer

Converted by FileMerlin

EXHIBIT 8.1

Chai-Na-Ta Corp. (Canada)
100%
Chai-Na-Ta Farms Ltd. (Canada)
100%
Chai-Na-Ta International Ltd. (Barbados)
100%
Chai-Na-Ta (Asia) Ltd. (Barbados)
100%
North American Ginseng Enterprises Limited (HK)
100%
CNT Wellness Pharmaceutical Limited (HK)
100%
CNT Nominees Limited (BVI)
100%
CNT Trading (Asia) Limited (BVI)
100%
CNT Trading (Hong Kong) Limited (HK)
100%
Unique Formulations Inc. (USA)

CHAI·NA·TA CORP.

Corporate Organizational Chart

As at December 31, 2002

Exhibit __:  Certification of CEO and CFO as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 99.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Chai-Na-Ta Corp (the “Company”) for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer’s knowledge:

(1)

the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

      /s/  WILLIAM ZEN                                            /s/  WILMAN WONG

_______________________                               __________________________

Name:  William Zen                                            Name:  Wilman Wong

Title:    Chief Executive Officer                          Title:    Chief Financial Officer

Date:    May 15, 2003                                            Date:    May 15, 2003

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Chai-Na-Ta Corp and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.