Form 20-F
period 2003-12-31
CHAI NA TA CORP
filed 2004-05-14
CIK 889329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F ANNUAL REPORT

YEAR ENDED DECEMBER 31, 2003

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

UNIT 100 – 11300 NO. 5 ROAD, RICHMOND, BRITISH COLUMBIA   V7A 5J7

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

Common     24,264,508

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

FOR YEAR ENDED DECEMBER 31, 2003

Table of Contents

  PART I
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

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3     KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended December 31, 2003, 2002 and 2001 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors as indicated in their report which is included elsewhere in this Annual Report.  The selected financial data set forth for the years ended December 31, 2003, 2002 and 2001, the thirteen months ended December 31, 2000 and the year ended November 30, 1999 are derived from the Company's audited consolidated financial statements.

The selected financial data should be read in conjunction with the Company’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this report.

Table No. 1 is derived from the audited consolidat19ed financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in the footnotes to the audited consolidated financial statements.  The value of the U.S. Dollar relative to the Canadian Dollar was approximately 1.30 as of December 31, 2003.

	Table No. 1
	Selected Financial Data (CDN$ in 000, except Earnings/Loss per Share and Share Data)

				Thirteen
	Year Ended	Year Ended	Year Ended	Months Ended	Year Ended
	12/31/03	12/31/02	12/31/01	12/31/00(1)	30/11/99

Canadian GAAP
Sales	16,581	16,017	13,886	12,221	16,204
Gross Profit (Loss)	6,368	1,674	2,205	758	50
Operating Profit (Loss)	3,698	(31)	(2,404)	(4,815)	(17,768)
Net Income (Loss)	2,551	334	(2,157)	6,850	(18,152)
Operating Profit (Loss) per Share	0.24	(0.00)	(0.17)	(0.45)	(4.00)
Earnings (Loss) per Share – basic	0.17	0.02	(0.15)	0.65	(4.09)
Earnings (Loss) per Share – diluted	0.07	0.01	(0.15)	0.30	(4.09)

Weighted Average Number of Common Shares (4)	15,114	14,265	14,265	10,611	4,440
Diluted Number of Common Shares	34,664	34,664	14,265	22,943	4,440

Dividends per Share	0	0	0	0	0
Working Capital	14,761	12,117	10,012	13,987	(22,448)
Ginseng Crops (2)	16,648	18,500	19,812	20,916	19,351
Capital Assets	6,950	6,649	8,095	9,535	10,559
Total Assets	36,119	36,212	41,128	44,410	46,710
Net Assets	31,172	28,532	28,212	30,206	3,420
Term Debt – Non Current	86	26	147	3,153	0
Capital Stock	38,200	38,200	38,200	38,200	18,035

US GAAP
Sales	16,581	16,017	13,886	12,221	16,204
Gross Profit (Loss)	6,182	3,424	2,201	1,139	(8,068)
Operating Profit (Loss)	4,531	1,728	(575)	(3,107)	(12,828)
Net Income (Loss)	3,166	1,229	(1,742)	7,633	(19,129)
Operating Profit (Loss) per Share	0.30	0.12	(0.04)	(0.29)	(2.89)
Earnings (Loss) per share- basic	0.21	0.09	(0.12)	0.72	(4.31)
Earnings (Loss) per Share – diluted	0.09	0.04	(0.12)	0.33	(4.31)
Dividends per Share	0	0	0	0	0

Working Capital	13,857	10,594	7,505	11,021	(25,966)
Ginseng Crops (3)	16,194	17,222	17,809	18,082	15,311
Capital Assets	6,950	6,649	8,095	9,535	10,559
Total Assets	34,951	34,210	37,604	39,776	40,885
Net Assets	30,527	27,273	26,057	27,636	(186)
Term Debt – Non Current	86	26	147	3,153	0
Capital Stock	39,262	39,262	39,262	39,262	19,097

1.

In 2000, the Company changed its year end to December 31.

2.

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. Total acreage under cultivation, is 1,211 acres at December 31, 2003.  The Company values these plants and the acreage at cost.

3.

Under US GAAP, the interest capitalised into Ginseng Crops would not be eligible for capitalisation.  These amounts would be expensed in the period incurred.  For US GAAP, the write-down of inventory and certain crop costs would be included as part of cost of goods sold and therefore, the reclassification would impact reported gross profit for the period. (see audited financial statement note 19).

4.

Figures in thousands.  In 1999, 1,005,000 shares were issued for payment of interest. In 2000, 1,889,337 shares were issued for debt settlement and 7,348,618 shares were issued to a major investor for cash.  In 2003, 10,000,000 preferred shares have been converted into common shares on a 1:1 basis.

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

Table No. 2

U.S. Dollar/Canadian Dollar

Fiscal Year Ended

Average

High

Low

Close

12/31/03

1.40

1.57

1.29

1.30

12/31/02

1.57

1.61

1.51

1.58

12/31/01

1.55

1.60

1.50

1.59

12/31/00 (13-month period)

1.48

1.54

1.44

1.50

11/30/99

1.49

1.54

1.46

1.47

Month Ended

High

Low

Close

03/31/04

1.35

1.31

1.31

02/29/04

1.34

1.31

1.34

01/31/04

1.33

1.27

1.32

12/31/03

1.34

1.29

1.30

11/30/03

1.33

1.30

1.30

10/31/03

1.35

1.30

1.32

The closing rate of exchange was 1.31 on March 31, 2004.

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

a)

The Company's "Integrated Crop Management System" starts with the selection of the most suitable pieces of property and continues with proven spray programs and constant monitoring.  Crops are monitored daily by experienced, degreed agrologists.

b)

The Company’s acreage is segregated into a variety of sites in diverse growing regions.  This, combined with the large number of acres under cultivation, is expected to minimise the impact on the Company should any site specific problems occur.  Any problems are expected to be isolated to a particular site.

c)

The Company's experience over the last eighteen years indicates that costs to insure are excessive relative to the past history of infrequent and limited crop losses.

Although the Company believes that its Integrated Crop Management System and diversification of farming operations will help mitigate risks, there can be no assurance that such policies or procedures will be effective in reducing such risks and accordingly, the Company’s business, financial condition, operating results and cash flows may be materially affected.

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

North American ginseng root prices continued to recover in 2003, as predicted by the Company.  This recovery is expected to persist, as the Company believes the supply of North American ginseng will continue to fall in the foreseeable future due to decreased plantings by fewer ginseng growers.   Although the Company believes that the recent trend of improvements in prices will continue over the next year, significant changes in the supply of or demand for North American ginseng may adversely impact the price of ginseng roots and have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Lengthy Growing Cycle for Ginseng

As the cycle for growing ginseng takes several years from the time of planting to the time of harvesting, our future profitability is also impacted by our ability to accurately predict demand for our products in future years.  Unanticipated decreases in demand or excess supplies in world markets could adversely affect profitability due in part to the limitation in our inability to make adjustments to the size of our crops in reaction to short term swings in supply and demand.  Consequently, if the expected yields and quality of future harvests are not realized, the Company may not be able to harvest additional ginseng in sufficient quantities or quality to compensate for the shortfall.  Lower than expected yields and quality could have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Availability of Suitable Land

The Company leases approximately 1,959 acres and owns 270 acres of farm land in Canada of which 1,211 are currently under ginseng cultivation.  Generally, the Company uses farm land only for one ginseng crop as it is generally believed that ginseng depletes the soil of nutrients necessary for a second successful ginseng crop.  Although the Company believes that the central interior of British Columbia and the southern region of Ontario have available farm land that could be used for ginseng farming, there can be no assurances that the Company will be able to secure leases on terms similar to existing leases or acquire suitable farm land at reasonable prices.  The inability to secure suitable farm land through leases or through acquisitions could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

Credit risk and the Concentration of Customers

The Company is exposed to credit risk on accounts receivable from customers. In order to manage its credit risk, the Company carefully monitors credit terms, and investigates credit history. Payments or deposits are usually received before shipments of inventory to the customer and credit is typically granted only to customers with established relationships or those customers which have been subject to a credit review and approval by management. When such relationships have not been established or credit reviews have not been acceptable, letters of credit may be used to secure such payment or revenues may not be recognized until collection.

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers.  During the years ended December 31, 2003, 2002 and 2001, the Company had sales of approximately 90%, 84%, and 70% to its top three customers in each year, respectively.  The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue.  Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

During the years ended December 31, 2003, 2002 and 2001, the Company had sales of approximately 88%, 95% and 96% to markets in the Far East, primarily China.  The Company expects sales to markets in the Far East to continue to represent the majority, if not substantially all, of the Company’s sales.  Any adverse change in the demand for ginseng from Far East markets may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Risks Associated with International Operations

The Company operates in international markets and conducts business in Canada (bulk root farming operations and certain bulk root sales), US (minimal sales of herbal products), and Hong Kong (bulk root sales centre in Asia). There are a number of risks inherent in the Company’s international business activities, including changes in regulatory requirements, tariffs and other trade barriers, costs and risks associated with foreign markets, differing culture and business practices, potentially adverse tax consequences, the burdens of complying with a wide variety of foreign laws, war, insurrection, terrorism and other political risks and factors beyond the Company’s control.  Exchange risks are also present as currencies may fluctuate at different rates depending on economic, political and other factors. The Company mitigates its exposure to foreign currency by managing working capital and through incurring expenditures in local currencies.  To further minimize exposure to the Hong Kong dollar the Company maintains low capital investment in the region, and repatriates all surplus cash balances.  There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

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

Financing

The Company has historically used term debt financing to finance capital asset acquisitions and short-term borrowings and operating lines to finance crops and working capital needs.  Short-term borrowings were repaid during 2003, however, operating lines continue to be used to manage working capital requirements.  Interest rate risk is managed by arranging most term debt financing with fixed rates for the life of the obligations.  Operating facilities bear interest at floating rates which continued to be at historical lows during 2003.

The Company will continue to focus on its farming and marketing initiatives and will also move forward to explore other business opportunities as resources permit.

In order to fund the financial requirements of the Company, including capital for debt repayment and funding for expansion and other activities, additional external sources of financing may be required. The amount of such funding depends on the future profitability of the Company, as well as the pricing of its products in world markets and the scale of any future expansion. The ability of the Company to issue additional equity may be impacted by the limited liquidity in the stock due to low historical trading volumes and significant percentages held by the majority shareholder since the Company’s restructuring.  Further if the Company decides to and is able to issue additional funds through public or private debt or equity financings to fund operations, new equity securities may have priority rights over existing equity security holders and the percentage ownership of current stockholders may be reduced.  Although future funding may require issues of additional debt or equity; there can be no assurance that capital markets will be conducive to such financing at all or on acceptable terms.

ITEM 4     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company and Operations

Chai-Na-Ta Corp. (“Chai-Na-Ta” and the “Registrant” or the “Company”) was incorporated on August 21, 1981, under the Canada Business Corporations Act.  The Company originally was named Chai-Na-Ta Ginseng Products Limited.  During 1994, the name was changed to Chai-Na-Ta Corp.  Chai-Na-Ta, together with its subsidiaries, is engaged in the growing, processing and marketing of North American ginseng. Ginseng, a woodland plant with species native to both China and North America, is prized for its root which has been the most valuable herb in Oriental medicine for over 2,000 years.  The vast proportion of North American ginseng is farm grown.  Based on discussion with customers, suppliers and review of available farming industry literature, the Company believes that with 1,211 acres currently under cultivation it is the world’s largest producer of North American ginseng.

In November 2003, the Company moved its corporate head office from leased premises in Langley, B.C. to purchased office space located at: Unit 100 - 11300 No. 5 Road, Richmond, British Columbia, V7A 5J7; the contact person is William Zen, Chairman and C.E.O.; and the telephone number is (604) 272-4118. The head office operations include corporate administration, corporate finance, human resources, sales and marketing, research and development and investor relations.  The Company maintains farms near Lillooet, Kamloops, Ashcroft, and Midway in British Columbia, Otterville in Ontario, and has rented storage facilities in both Kamloops and Hong Kong.

In 2000, the Company changed its fiscal year end from November 30th to December 31st to establish a standard January 1st to December 31st fiscal year.

The Company listed its common stock on the Toronto Stock Exchange ("TSX") in October 1989; the stock symbol is CC.  The Company listed its common stock on the North American Stock Dealers Automatic Quotation (“NASDAQ”) Stock Market in October 1992; the stock symbol is CCCFF. The Company’s stock was delisted from NASDAQ in April 1999 for not meeting the listing requirements. The Company commenced trading on the NASDAQ’s OTC Bulletin Board in April 1999.

The Company’s wholly-owned subsidiary, Chai-Na-Ta Farms Ltd. (“CNT Farms”) is headquartered in Richmond, British Columbia and carries out the planting, growing and harvesting of the Company’s ginseng crops.  CNT Farms also handles the storage of the Company’s root inventory and manages the distribution of inventory directly to local customers or to customers in the Far East through CNT Trading (Hong Kong) Limited.  CNT Farms also carries out crop research through its plant staff.

The Company also has a wholly-owned subsidiary, Unique Formulations Inc. (“Unique”) which previously operated out of Portland, Oregon as a wholesaler of ginseng and non-ginseng based herbal products to the U.S. market.  As part of the Company’s efforts to reduce operating costs, the Portland office was closed in November 1999 and the operations of Unique are now administered from the head office in Richmond, British Columbia, Canada.

The Company incorporated its wholly-owned subsidiary, CNT Trading (Hong Kong) Limited (“CNT HK”), in October 13, 1999 to carry out direct marketing, sales and distribution functions for North American ginseng in Hong Kong for distribution through Asia.  CNT HK sells ginseng roots directly to brokers, distributors and certain customers in the Far East, primarily China, who use the bulk ginseng root for a variety of purposes.

 The Company, through its wholly-owned subsidiary, North American Ginseng Enterprises Ltd. (“NAGEL”) was involved in a joint venture with China National Pharmaceutical Foreign Trade Corporation and Wuxi Traditional Medicine Co. (government entities of the People's Republic of China ("PRC")) for the processing and marketing into mainland China and Southeast Asia of the Company's Canadian grown ginseng root.  NAGEL owned 51% and the PRC owned 49% of the joint venture, Wuxi Zhong Jia American Ginseng Natural Tonics Co. Ltd.  During July 1999, the joint venture changed its name to Wuxi Zhongjia Phytopharmaceuticals Co., Ltd. and subsequently assumed a marketing division of the Company.  As at December 31, 2000, the viability of this joint venture was in question, and the Company recognized a provision for potential liabilities of the joint venture.  The joint venture ceased operations in 2001 and was wound up.

The Company incorporated a wholly owned subsidiary, CNT International Wellness Pharmaceutical Limited in October 2000 along with its subsidiary Wuxi CNT Wellness Health Products Technology Ltd (together “CNT Wellness”).  The planned operations of CNT Wellness included the construction of a plant for the processing of bulk ginseng roots into graded and sliced ginseng for sales to the local market. On September 15, 2001, CNT Wellness acquired land use rights in Wuxi, China from the city government of Wuxi for approximately US$120,000.  Subsequent to the acquisition of land use rights, the Company commenced with the design of the facility.  In the spring of 2002, a decision was made by management to conserve financial resources and terminate further construction efforts for the plant in Wuxi.  In May 2002, the Company disposed of its interest in CNT Wellness to an unrelated third party for net proceeds of approximately $458,000 and recognized a small gain.

Other than the expenditures related to CNT Wellness, as discussed above, the Company’s principal capital expenditures incurred during 2003, 2002 and 2001 were $1,718,940, $539,122 and $754,036, respectively, which primarily related to purchases of property, plant and equipment located in Canada.

Financing and restructuring

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

On December 1, 2003, Road King converted 10,000,000 preferred shares into 10,000,000 common shares thus increasing its ownership to approximately 78% of the outstanding common shares of the Company.

As at December 31, 2003, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, the Company had available a $3 million revolving demand operating loan and a $2 million non-revolving 3-year term loan with a major Canadian chartered bank, bearing interest at prime plus 0.45% and 0.85% per annum respectively.  The loans are secured by a first charge over certain assets of the Company.  The Company typically uses these credit facilities to manage working capital until crops can be harvested, inventory sold and proceeds collected.

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

As at December 31, 2003, the Company has under lease 1,959 acres and owns 270 acres of farmland of which 1,211 are under ginseng cultivation.  The southern region of Ontario has abundant farm land that could be used for ginseng farming and lease costs are relatively low.  In B.C. land suitable for ginseng cultivation is scarce and leases are expensive. This availability is important because farm land is usually used for only one ginseng crop, the growing of which is generally believed to deplete the soil of nutrients necessary for a second successful ginseng crop.  The Company is currently conducting research on ginseng replanting in B.C. and the results while preliminary are encouraging.  In 2004, the Company will adopt a farm land ownership strategy in B.C. that the Company expects will reduce the production cost over the long run.  As part of this strategy, the Company has entered into an agreement to purchase 450 acres of agricultural land in the first half of 2004, subject to satisfaction of certain pre-closing conditions.

With 1,211 acres currently under cultivation - 530 in Ontario and 681 in British Columbia - the Company will continue to plant in both of its growing regions, with an anticipated slight shift in acreage distribution towards Ontario.  In view of the relative cost and yield advantages of the British Columbia and Ontario sites, the Company believes that its balanced planting strategy will enhance the growth and stability of its business.

Table No. 3
Ginseng Farming Operations

Calendar	New Acreage Planted	Total Acres Under Cultivation	Acres Harvested	Harvest Yield in lbs Per Acre	Total Harvest in lbs

2003	354	1,211	370	2,096	775,630
2002	304	1,284	359	2,666	956,996
2001	329	1,339	346	2,816	975,577
2000	289	1,356	366	2,612	957,431
1999	358	1,433	404	2,685	1,083,643
1998	413	1,479	402	2,799	1,130,790
1997	367	1,468	369	2,247	829,433
1996	368	1,470	308	2,150	662,200
1995	224	1,410	200	2,431	486,173
1994	550	1,386	155	2,041	316,604

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

While Western medicine remains unconvinced of ginseng's effectiveness, millions of users around the world believe in the plant's therapeutic powers.  Ginseng has been regarded as an important health product in many Asian cultures for over 2,000 years. Some of the perceived benefits of North American ginseng include:

-    Reduced stress/relaxant;

-    Regulated blood sugar;

-    Strengthened immune function;

-    Antioxidant (anti-aging);

-    Hypotensive;

-    Enhanced mental activity; and

-    Synergized activity of anti-cancer drugs.

Competition

The Company produces North American ginseng, which is a distinctly different product from the consumer’s perspective from Asian ginseng grown in Korea and China.  In world markets, North American ginseng represents about 20% of the total ginseng sold. The Company, based on information obtained through discussion with customers, suppliers and review of available farming industry literature, estimates that it produces approximately 20% of the total North American ginseng supply annually.

Competitors currently producing North American ginseng consist primarily of hundreds of small growers (five to ten acres) located in southern Ontario, central British Columbia and Wisconsin.  The Company is aware of only a few growers producing North American ginseng farming 100 acres or more.

The Company competes through the production of high quality products (including larger four year old root), lower production costs achieved through economies of scale and an extensive marketing and distribution network serving customers in Hong Kong and the Far East.

Marketing and Customers

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers.  The marketing efforts to customers in Hong Kong and the Far East, primarily mainland China, are conducted through the Company’s wholly-owned subsidiary CNT Trading (Hong Kong) Limited.  During the years ended December 31, 2003, 2002 and 2001, the Company had sales of approximately 90%, 84%, and 70% to its top three customers in each year, respectively, all of which were located in Hong Kong.  Although the Company believes that a limited number of customers will continue to represent a significant portion of its total revenue, the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply.

In 2004, a showroom will be opened adjacent to the Company’s corporate office in Richmond, B.C. to display and market graded roots and ginseng based herbal formulas.  The main objective is to increase local awareness, enhance corporate image and promote Company products.

Transfer prices between all the companies in the group are determined based on estimated world market prices at the transaction dates.  Market prices are established with reference to various ginseng brokers in Hong Kong and comparable sales to third parties.

Manufacturing/Processing

Canadian farming and processing operations, conducted through the Company’s wholly-owned subsidiary, Chai-Na-Ta Farms Ltd., consist of farming, including cultivation, harvesting, washing and drying the root prior to export or sale to the local market.  Substantially, all of the Company’s sales during 2003, 2002 and 2001 involved the sale of bulk root.

The industry as a whole has a limited supply of seed for new plantings.  The supply of seeds comes from those picked each year from mature plants under cultivation.  The seeds are living embryos that must be planted in the following year. As seed cannot be stored for more than one year, its limited shelf life can cause some barrier for future planting.

Prior to 2001, the Company through its 51% interest in Wuxi operated a processing facility in Wuxi, China, an area near Shanghai. The facility processed, graded and packaged root.  In 2001, Wuxi ceased operations and wound up its business.

Manufacturing and processing of value-added products in the United States is contracted out to third party manufacturers. Activities in recent years have consisted of a limited amount of sales of herbal health products to distributors in the United States.  The Company believes that sufficient third party capacity will be available to meet its requirements for manufactured products in the foreseeable future.

USA, Canada And Foreign Sales/Assets

During 2003, the Company earned $0.2 million in sales in the United States, $1.9 million in sales in Canada, and $14.5 million in sales in the Far East.

During 2002, the Company earned $0.6 million in sales in the United States, $0.2 million in sales in Canada, and $15.2 million in sales in the Far East.

During 2001, the Company earned $0.3 million in sales in the United States, $0.3 million in sales in Canada, and $13.3 million in sales in the Far East.

As at December 31, 2003, 2002, and 2001, 99% of the Company’s long lived assets were in Canada and 1% in the Far East.

Research and Development

The Company has developed, and in 2000 trademarked, CNT 2000®, a standardized North American ginseng extract.  Standardization enables the Company to conduct scientific studies on the efficacy of North American ginseng and makes all the studies comparable with each other. The standardization of North American ginseng enables the Company to proprietize its products and facilitate global product registration under different regulatory environments. Finally, standardization puts the Company in the strategic position to further diversify its markets.

Total amounts expended on research and development activities during the years ended December 31, 2003, 2002 and 2001 were not material.  The Company is planning to initiate a research program for the study of the causes of rusty roots in 2004 in order to improve root quality.

Staffing

As at December 31, 2003, the Company employed approximately 32 salaried full-time people in its operations world-wide.  The Company may hire up to 300 persons for seasonal work in the ginseng farms and for production work in its processing facilities.

Seasonality

The Company’s business is highly seasonal, with harvesting and planting activities typically occur during the last two quarters of each year although certain limited harvests may take place in the spring.  Historically, fall harvests were sold primarily during the fourth quarter and the first two quarters of the subsequent year leading to significant seasonal variations in the volume of sales, inventory and crop costs.  Starting in 2002, the Company has adopted the strategy of spreading the sales more evenly from quarter to quarter to allow the Company to better manage its cash flow requirements and this pattern is expected to continue through 2004.

ORGANIZATIONAL STRUCTURE

Road King Infrastructure Limited (“Road King”), through its subsidiary Herb King International Limited, holds about 78% of the Company’s issued and outstanding common shares as at December 31, 2003.  Road King is a Hong Kong based publicly traded company, with it core business being the investment, development, operation and management of toll roads and other infrastructure projects in China.

As of December 31, 2003 the Company has the following wholly-owned subsidiaries:

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

f)

CNT Trading (Asia) Limited.
incorporated on October 17, 2000 in the British Virgin Islands

g)

CNT Trading (Hong Kong) Limited (“CNTT”)
incorporated on October 13, 1999 in Hong Kong

h)

Unique Formulations Inc. (“UF”)
incorporated on April 21, 1993 in Oregon, USA

An organisation chart of the Company and its affiliates is included in the exhibit (8.1).

PROPERTY, PLANT AND EQUIPMENT

The Company's executive office is located in owned premises of approximately 6,000 square feet at Unit 100 – 11300 No. 5 Road, Richmond, British Columbia V7A 5J7.  Other office facilities include one-person branch/farm offices located on its farm sites in Lillooet B.C., Midway B.C., and Otterville, Ontario.  CNTT's offices and storage are located in rented premises in both Kamloops, B.C. and Hong Kong.

The Company holds 1,959 gross acres of farmland under lease in British Columbia and Ontario (Table No. 3) and owns a 220 acre farm near Kamloops, B.C. and a 50 acre farm near Otterville, Ontario.  The Kamloops farm cultivates ginseng and is the location of the offices of CNTF.  The Company is developing a processing facility on the Ontario farm at a total cost of approximately $1.3 million. In 2004, all Ontario harvest will be processed in the new facilities, thereby reducing transportation and handling costs. The Company believes its existing cash resources are sufficient to fund the required capital expenditures.

Currently, 1,211 acres of the agricultural land held by the Company is under cultivation for the production of ginseng.  In 2004, the Company will adopt a farm land ownership strategy in B.C. that the Company expects will reduce the production cost over the long run.  As part of this strategy, the Company has entered into an agreement to purchase 450 acres of agricultural land in the first half of 2004 for approximately $743,000, subject to satisfaction of certain pre-closing conditions.

The Company will continue to plant in both of its growing regions in Ontario and British Columbia.  New seeding was 354 acres for 2003, 304 acres for 2002, and 329 acres for 2001.  The Company believes that the current levels of leased and owned lands as well as the lands under cultivation are sufficient to meet the Company’s needs.

The Company cultivates ginseng primarily on leased land.  Agricultural land is leased for a 5 year period and land rentals are approximately CDN$400 per year per acre.

Table No. 4
Agricultural Land Leases

Name	Location	Gross Acreage	Expiration

Adam	Norwich, Ont.	111.0	12/31/2007
Blue Ridge	Lillooet, B.C.	85.0	10/31/2004
Cedro	Midway, B.C.	111.8	09/30/2004
Cuthbertson	Midway, B.C.	86.3	09/30/2005
Cuthbertson	Midway, B.C.	25.7	09/30/2006
Deboer	Ashcroft, B.C.	38.3	10/31/2004
Deboer	Kamloops, B.C.	95.1	08/15/2006
Dunn	Otterville, Ont.	40.0	07/31/2006
Gilvesy	Otterville, Ont.	76.0	12/31/2006
Grim	Otterville, Ont.	24.7	12/31/2006
GVRD	Ashcroft, B.C.	51.8	04/13/2008
Halfway	Lillooet, B.C.	41.6	12/31/2007
Harper Ranch	Kamloops, B.C.	98.1	09/30/2004
Harper Ranch	Kamloops, B.C.	79.0	12/31/2004
Harper Ranch	Kamloops, B.C.	91.7	12/31/2007
Konigshofer	Otterville, Ont.	80.0	12/31/2004
Konigshofer	Otterville, Ont.	86.0	12/31/2007
Kovacs	Otterville, Ont.	107.0	12/31/2005
Lee	Norwich, Ont.	20.0	12/31/2004
Pathy	Otterville, Ont.	67.0	12/31/2007
Porter	Kamloops, B.C.	18.0	12/31/2006
Sabo	Kamloops, B.C.	86.4	09/30/2005
Schalles	Kamloops, B.C.	81.4	12/31/2005
Schalles	Kamloops, B.C.	28.0	12/31/2006
Singer	Tillsonburg, Ont.	110.0	12/31/2007
Stewart	Kamloops, B.C.	39.2	12/31/2007
Van Leeuwen	Otterville, Ont.	84.0	09/30/2005
Wardle	Otterville, Ont.	36.4	10/31/2006
White	Lillooet, B.C.	29.6	12/31/2005
White	Lillooet, B.C.	29.7	07/02/2006
		1959

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-looking statements

The Statements contained in this report which are not historical facts, including, but not limited to, certain statements found under this section, are forward-looking statements that involve a number of risks and uncertainties.  The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements.  Among the factors that could cause actual results to differ materially are the risks and uncertainties discussed in this report, and the uncertainties set forth from time to time in the Company’s filings with the Securities and Exchange Commission, and the other public statements. Such risks and uncertainties include, without limitation, seasonality, interest in the Company’s products, general economic conditions, consumer trends, competition, the effect of governmental regulation, prices, yields, availability of new working capital, quality of the Company’s harvest, and successful implementation of new products. This section should be read in conjunction with the Company’s Consolidated Financial Statements included as item 17 of this report.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which in the case of these financial statements, conform in all material respects with those in the United States (US GAAP), except as disclosed in note 19 to the consolidated financial statements.

OPERATING RESULTS

Fiscal year ended 12/31/03 compared with year ended 12/31/02

Revenue was up 4% at $16,581,614 in 2003 compared to $16,017,375 in 2002.  The increase in revenue was mainly due to the higher average price from the fourth quarter sale of premium quality root representing 18% of the 2003 harvest.  Total industry production volume in North America fell by about 20% in 2003, which caused a compensatory improvement in prices.

Cost of goods sold was 62% of sales revenue, compared to 90% in 2002.  The Company harvested 775,630 pounds of root in 2003, a decrease of 19% from 956,996 pounds in 2002.  The Company harvested 370 acres in British Columbia and Ontario with an average yield of 2,096 pounds per acre.  This compares to 2002’s harvest of 359 acres and average yield of 2,666 pounds per acre.  The decrease was mainly due to frosts that affected the entire industry.

Gross margin rose to 38% of sales in 2003 from 10% of sales in 2002.  The significant increase is largely attributable to a higher margin recorded in the fourth quarter of 2003 due to sales of 2003 harvest at a higher average price and a lower margin in 2002 as most of the sales came from the 2001 harvest which was hard hit by rust and sold at a lower average price.

Selling, general and administrative expenses totalled $1,651,566 in 2003, or 10% of sales.  This compares to costs of $1,696,202 in 2002, or 11% of sales.  Management believes that selling, general and administrative expenses will remain stable in absolute dollar terms.

A $1 million write-down of crop cost in 2003 was due to an unusual late frost at one of the Company’s farms in British Columbia that severely damaged 57 acres of ginseng plants scheduled for harvest in 2004.

Other loss of $92,046 represented foreign exchange loss of $135,214 after netting off interest income and other miscellaneous items.

Basic net income increased sharply to $2,551,496, or $0.17 per share, compared to 2002 basic net income of $334,078, or $0.02 per share.  Diluted earnings per share was $0.07 compared to diluted earnings per share of $0.01 in 2002.  The improved profitability in 2003 resulted primarily from the better average selling price achieved for root.

In order to conform Canadian GAAP to U.S. GAAP, cost of goods sold and hence gross margins would be adjusted for differences in accounting for interest capitalized to crop costs and the presentation of the write-down of inventory and crop costs as a component of cost of sales.  Accordingly, cost of goods sold would be increased and gross margins decreased by $186,132 for the year ended December 31, 2003 and cost of goods sold would be decreased and gross margins increased by $1,750,156 for the year ended December 31, 2002.  In addition, net earnings would be increased by $614,985 for the year ended December 31, 2003 and increased $894,843 for the year ended December 31, 2002 reflecting the differences in the accounting for interest and financial instruments and related future income taxes. As a result of these adjustments, net earnings under U.S. GAAP would have been $3,166,481 for the year ended December 31, 2003 and $1,228,921 for the year ended December 31, 2002. Basic and diluted earnings per share under U.S.GAAP would have been $0.21 and $0.09, respectively, for the year ended December 31, 2003 compared to $0.09 and $0.04, respectively, for the year ended December 31, 2002.

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

A $1,573,466 charge was recorded in 2001 to record inventory to its estimated net realizable value in order to reflect the reduction in the estimated selling price of root due to the industry-wide rust problems which affected the 2001 harvest.

Other income of $32,823 included a net gain of $20,088 on disposal of a Company subsidiary, as well as miscellaneous items.

Net earnings was $334,078 compared to a net loss of $2,157,270 in 2001.  Basic earnings per share was $0.02 compared to basic loss per share of $0.15 in 2001.  Diluted earnings per share was $0.01 compared to diluted loss per share of $0.15 in 2001.

In order to conform Canadian GAAP to U.S. GAAP, cost of goods sold and hence gross margins would be adjusted for differences in accounting for interest capitalized to crop costs and the presentation of the write-down of inventory and crop costs as a component of cost of sales.  Accordingly, cost of goods sold would be decreased and gross margins increased by $1,750,156 for the year ended December 31, 2002 and cost of goods sold would be increased and gross margins decreased by $3,968 for the year ended December 31, 2001.  In addition, net earnings would be increased by $894,843 for the year ended December 31, 2002 and net loss decreased by $415,623 for the year ended December 31, 2001, respectively for differences in the accounting for interest, financial instruments, and research and development costs. As a result of these adjustments, net earnings under U.S. GAAP would have been $1,228,921 for the year ended December 31, 2002 as compared to net loss of $1,741,647 for the year ended December 31, 2001. Basic and diluted loss per share under U.S.GAAP would have been $0.09 and $0.04 respectively for the year ended December 31, 2002 as compared to basic and diluted loss per share of $0.12 for the year ended December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal year ended 12/31/03 compared with year ended 12/31/02

The cash surplus from operations was $1,576,753 compared to a surplus of $5,763,738 in 2002. The Company’s cash and cash equivalents as at December 31, 2003 was $505,876 compared to a balance of $2,757,553 at December 31, 2002, a decrease of $2,251,677.  The 2003 decrease was largely the result of higher accounts receivable due to sales near year-end and a reduction in customer deposits received.

The working capital position of the Company at December 31, 2003 was a surplus of $14,761,298 compared to a surplus of $12,117,260 at December 31, 2002. This increase came about mainly because of the full repayment of term debt and stronger earnings during 2003.

Current and non-current crop cost expenditures before depreciation and interest totaled $8,718,738 as compared to $8,284,117 in 2002. The increase was due to an increase in the number of acres planted in 2003.

Net capital expenditures of $1,618,691 during the 2003 period were mainly for the purchase of the Company’s corporate head office in Richmond, British Columbia and farmland in Ontario, where the Company has plans to develop  in 2004 (See below).

The Company also acquired equipment under capital leases during 2003 for $99,850.

The Company believes that its existing cash resources, lines of credit and cash flows from operations are sufficient to fund expected capital requirements and operating expenditures through 2004.  While management anticipates that revenues will continue to grow as the world price of ginseng stabilizes and that annual crop yields will meet expectations, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company.  If cash resources are not sufficient to fund operations the Company may seek to secure additional capital through additional credit facilities or through the issuance of equity.  There is no assurance that additional financing will be available, if at all, on terms favourable to the Company.

As at December 31, 2003 the Company had the following contractual obligations and commercial commitments:

Table No. 5 Contractual Obligations
Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	2-3 Years	4-5 Years	After 5 Years
Long-term Debt (1)	$126,106	$39,742	$55,754	$30,610	$0
Operating Leases (2)	$172,935	$94,015	$74,626	$4,294	$0
Agricultural Land Leases (3)	$2,534,921	$815,909	$1,258,872	$460,140	$0
Total Contractual Obligations	$2,833,962	$949,666	$1,389,252	$495,044	$0

(1)

Long-term debt relates to various equipment purchase loans at interest rates up to 8.9% per annum.

(2)

Operating leases comprise of the Company’s long-term leases of equipment and vehicles.

(3)

The Company has committed to agricultural land rentals in British Columbia and Ontario for the cultivation of ginseng.

The Company has also entered into an agreement to purchase agricultural land for consideration of $743,000 with an expected completion date during the first half of 2004 subject to certain closing conditions.

As mentioned above, the Company has plans to construct a processing facility during 2004 for total additional expenditures of $1.3 million.

The Company has no significant purchase obligations as at December 31, 2003.

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

Current and non-current crop cost expenditures before depreciation and interest totalled $8,284,117, as compared to $8,410,751 in 2001. The decrease was due to the success of the Company's farm management team in minimizing crop maintenance costs.

Net capital expenditures of $527,073 during the 2002 period were mainly for sunshade structures, irrigation and miscellaneous equipment.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

The significant accounting policies are outlined within Note 1 to the consolidated financial statements.  Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company.  The following items require the most significant judgement and involve complex estimation.

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value.  The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste.  The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold.  Although management does not believe that additional provisions are required to align the carrying value of certain inventory with market values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.  Accordingly, the Company may be required to record a future write-down.

Ginseng crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews the carrying value of ginseng crops for evidence of impairment in value.  Included in the cost of crops are seed, labour, applicable overhead, interest (See Note 19 to the consolidated financial statements) and supplies incurred to bring a crop to harvest.  The determination of impairment requires complex calculations and significant management estimates with respect to future costs to bring the crop to harvest, demand for and the market price of ginseng roots upon harvest and expectations as to the yield and quality of ginseng roots harvested.  The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground.  Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 Revised “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51” (“FIN No. 46R), which provided, among other things, immediate deferral of the application of FIN No. 46 for entities which did not originally qualify as special purpose entities, and provided additional scope exceptions for joint ventures with business operations and franchises.  The Company’s adoption of FIN No. 46R did not have a significant impact on its consolidated financial statements.

In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS 150, “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity”.  SFAS 150 requires an issuer to classify a financial instrument that is within its scope as a liability.  This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company does not believe that the adoption of SFAS 150 will have a significant impact on its financial statements.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133.  This statement is effective for contracts entered into or modified after June 30, 2003.  The Company does not believe that the adoption of SFAS 149 will have a significant impact on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148 (SFAS 148), “Accounting for Stock-Based Compensation – Transition and Disclosure”.  SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  SFAS 148 also requires prominent disclosure in the “Summary of Significant Accounting Policies” of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for the Company’s 2002 fiscal year, but will not impact the Company’s results of operation or financial position until such time as the Company elects to or is required to change to the fair value method of accounting for stock-based employee compensation.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The adoption of FIN 45 did not have a significant impact on the Company’s financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred.  Under previous guidance, which was consistent with guidance under Canadian GAAP, a liability for certain exit costs was recognized at the date that management committed to an exit plan.  As SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002, adoption of this statement did not have a significant impact on the Company’s financial statements.

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

Table No. 6 lists as of March 31, 2004, the names of all the Directors of the Company.  The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-laws of the Company.

Table No. 6

Directors

Date First

Name

Age

Elected

William Zen

56

May, 2000

Yuk Bing Ko

48

May, 2000

Kam Hung Chan

45

August, 2002

Dr. Eric Littley

49

June, 2001

Peter Leung (1)

44

August, 2001

Leslie (Les) Lumsden (1)

58

February, 2002

Steven Hsieh (1)

49

February, 2002

Harry Ng

48

March, 2002

(1)

Member of the Audit Committee of the Board of Directors

Mr. William Zen, Chairman and CEO of the Company, is a resident of Hong Kong. Mr. Zen holds a Bachelor of Science and a Master of Business Administration degree. He has extensive experience in civil engineering, construction material and infrastructure development in Hong Kong, Taiwan and China. In addition, he is also Chairman of Road King Infrastructure Limited, a corporation listed on the Hong Kong Stock Exchange which owns approximately 78% of the issued and outstanding common shares of the Corporation. Mr. Zen also serves as a director and officer of numerous other public and private companies.

Mr. Yuk Bing Ko, Director of the Company, is a resident of Hong Kong. Mr. Ko holds a Master of Science degree and he is a Chartered Engineer. He has extensive experience in infrastructure development in Hong Kong and China, and has over 14 years' experience in business development and operation in China. He is currently the Managing Director and Chief Executive Officer of Road King Infrastructure Limited.

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

Officers

Table No. 7 lists as of March 31, 2004 the names of all of the Executive Officers of the Company.  The Executive Officers are elected annually by the Directors following the Annual General Meeting and serve until the earlier of their resignation or termination with or without cause by the Directors.  Each Executive Officer has continuously served in his respective position from the date indicated in Table No. 7 unless otherwise indicated in his resume data following Table No.7.

Table No. 7

Executive Officers

Name

Age

Title

Date First Affiliated

William Zen

56

Chairman & C.E.O.

May, 2000

Wilman Wong

48

CFO & Corporate Secretary

June, 2000

C.K. (Chris) Lam

37

Chief Operating Officer

June, 2001

Mr. William Zen, Chairman and CEO of the Company, is a resident of Hong Kong. Mr. Zen holds a Bachelor of Science and a Master of Business Administration degree. He has extensive experience in civil engineering, construction material and infrastructure development in Hong Kong, Taiwan and China. In addition, he is also Chairman of Road King Infrastructure Limited, a corporation listed on the Hong Kong Stock Exchange which owns approximately 78% of the issued and outstanding common shares of the Corporation. Mr. Zen also serves as a director and officer of numerous other public and private companies.

Mr. Wilman Wong, Chief Financial Officer/Corporate Secretary, and an Officer of the Company, is a resident of British Columbia, Canada. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Society of Accountants. Mr. Wong has over 23 years experience in auditing, taxation, secretarial and financial management.

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

COMPENSATION

The Company has a standard arrangement for compensating its Directors for their service in their capacity as Directors.  In addition, Directors may be granted stock options.  Directors received compensation during the year ended December 31, 2003, for their services as a Director including committee participation and/or special assignments as described below.

The Company also grants stock options to Executive Officers and employees from time to time.

Table No. 8 lists the compensation during the year ended December 31, 2003, for Executive Officers and Directors.

Table No. 8

Director/Officer Compensation

Year Ended December 31, 2003

Option Exercise

Total

Officer/Director

Salary/Bonus/Other

Net Market Value

Compensation

William Zen

$ 0

$0

$ 0

Wilman Wong

101,227

$0

101,227

C.K. (Chris) Lam

78,955

$0

78,955

Other Directors/Officers

   35,500

  $0

35,500

Total

$215,682

$0

$215,682

Option exercise net market value is computed by subtracting the cost of exercising the stock option from the market value of the respective shares of common stock on the date of exercise.  158,600 stock options had been granted to officers/directors as at December 31, 2003.

No funds were set aside or accrued by the Company during the year ended December 31, 2003 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in the year ended December 31, 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

BOARD PRACTICES

All directors hold office until the next annual general meeting of shareholders, which generally is in May of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.  All executive officers are appointed by the Board and serve at the pleasure of the Board.

The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices.  Our Audit Committee consists of Mr. Peter Leung, Mr. Les Lumsden and Mr. Steven Hsieh.

The Company does not currently have a remuneration or compensation committee.

EMPLOYEES

During fiscal 2003, the Company employed 32 persons on a full time basis and 230 persons on an hourly basis.

During fiscal 2002, the Company employed 39 persons on a full time basis and 278 persons on an hourly basis.

During fiscal 2001, the Company employed 44 persons on a full time basis and 280 persons on an hourly basis.

The Company is not a party to any material labour contract or collective bargaining agreement.

SHARE OWNERSHIP

Table No. 9 lists the share ownership in the Company by the Executive Officers and Directors as at March 31, 2004.

Table No. 9

Share Ownership of Directors/Officers as at March 31, 2004

Officer/Director

Title

Approximate Number of Shares

William Zen

Chairman/CEO

(1)

Wilman Wong

CFO/Corporate Secretary

-

C.K. (Chris) Lam

Chief Operating Officer

-

Other Directors

2,000

(1) 18,823,513 common shares and 10,399,149 preferred shares of the Corporation are owned by Herb King International Limited, of which William Zen is a Director.

STOCK OPTIONS

The Company has a total of 785,000 shares reserved for issue under the Plan. As of March 31, 2004, options to purchase 591,000 shares were outstanding while 159,268 options remain available for issuance under the Plan.

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

The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 10 as of March 31, 2004, as well as the number of options granted to employees and all others as a group.  The exercise price of the options is stated in Canadian dollars.

Table No. 10

Share Purchase Options Outstanding at March 31, 2004

CDN$

# of Shares of

Exercise

Expiration

Name

Title

Common Stock

Price

Date

Wilman Wong

CFO/CS

34,300

0.7300

12/15/2008

C.K. (Chris) Lam

COO

34,300

0.7300

12/15/2008

Steven Hseih

Director

18,000

0.7300

12/15/2008

Eric Littley

Director

18,000

0.7300

12/15/2008

Peter Leung

Director

18,000

0.7300

12/15/2008

Leslie Lumsden

Director

18,000

0.7300

12/15/2008

Harry Ng

Director

18,000

0.7300

12/15/2008

Employees (1 person)

10,000

0.6804

03/30/2005

Employees (21 persons)

422,400

0.7300

12/15/2008

Total Officers/Directors/Employees/Others

591,000

The Company proposed to adopt a new Stock Option Plan (the “Plan”) which received approval by the Board of Directors on March 12, 2003. The new Plan was proposed in order to accommodate Road King Infrastructure Limited (“Road King”), a significant shareholder of the Company which then held approximately 62% of the Company’s issued and outstanding common shares. As a listed issuer of The Stock Exchange of Hong Kong Limited (the “SEHK”), Road King is required to ensure that any grants of incentive stocks option by the Company comply with the more restrictive requirements of the SEHK. The new Plan did not ultimately assist Road King in complying with SEHK requirements. This being the case, the Company’s management decided not to implement the proposed new Plan and to leave the existing stock option plan of the Company in place and issued the options under the existing plan.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The Company is a publicly owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. As of December 31, 2003 (latest record date), the following persons and/or companies held 5% or more beneficial interest in the Company's outstanding common stock.

Herb King International Limited                                             18,823,513 (77.58%) common shares,

and 10,399,149 (100%) preferred shares.

During 2003, the Company’s controlling shareholder, Herb King International Limited, converted 10,000,000 preferred shares into common shares on a 1:1 basis thereby increasing its ownership interest in the common shares of the Company from approximately 61.86% to 77.58%.

The authorized capital of the Company consists of an unlimited number of shares of common stock without par value of which 24,264,508 were issued/outstanding as of December 31, 2003 and 21 million Series 1 non-voting, non-cumulative preferred shares convertible into common shares on a 1:1 basis of which 10,399,149 were issued/outstanding at December 31, 2003.

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

RELATED PARTY TRANSACTIONS

In order to improve the operating working capital of the Company during harvest and to enhance the Company’s flexibility to negotiate loan terms with a local financial institution, a short-term unsecured revolving credit of $5 million bearing interest at prime rate plus 2.5% per annum was established with More Growth Finance Limited, a subsidiary of the Company’s major investor, Road King Infrastructure Limited.  The outstanding loan balance was repaid in full on March 14, 2003.

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

ITEM 9     THE OFFER AND LISTING

The Company's common stock trades on the Toronto Stock Exchange in Toronto, Ontario, Canada, having the trading symbol "CC" (formerly "CJG") and CUSIP #15745J-10-6.  The Company's common stock commenced trading on the TSX in October 1989.

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

Year

Ended

 High

Low

12/31/03

$1.04

$0.26

12/31/02

0.49

0.18

12/31/01

0.60

0.25

12/31/00

0.84

0.15

11/30/99

1.60

0.34

Quarter

Ended

High

Low

03/31/04

$1.43

$0.67

12/31/03

0.93

0.55

09/30/03

0.85

0.60

06/30/03

1.04

0.43

03/31/03

0.80

0.26

12/31/02

0.38

0.20

09/30/02

0.33

0.18

06/30/02

0.40

0.21

03/31/02

0.49

0.25

Month

Ended

High

Low

03/31/04

$1.35

$1.00

02/29/04

1.19

0.77

01/31/04

1.43

0.67

12/31/03

0.80

0.66

11/30/03

0.93

0.55

10/31/03

0.90

0.75

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

Ended

High

Low

NASDAQ OTCBB:

12/31/03

$0.90

$0.10

12/31/02

0.22

0.06

12/31/01

0.40

0.16

12/31/00

0.50

0.10

11/30/99

0.94

0.25

Quarter

Ended

High

Low

NASDAQ OTCBB:

03/31/04

$1.24

$0.51

12/31/03

0.90

0.40

09/30/03

0.80

0.40

06/30/03

0.75

0.17

03/31/03

0.36

0.10

12/31/02

0.22

0.06

09/30/02

0.20

0.12

06/30/02

0.22

0.17

03/31/02

0.21

0.15

Month

Ended

High

Low

03/31/04

$1.01

$0.70

02/29/04

0.75

0.51

01/31/04

1.24

0.51

12/31/03

0.90

0.40

11/30/03

0.57

0.40

10/31/03

0.57

0.40

The Company's common stock is issued in registered form and the following information is taken from the records of Computershare located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

On March 31, 2004, the shareholders' list for the Company's common stock showed 325 registered shareholders and depositories with 24,283,508 shares outstanding.  7.9% of these shares are held in Canada, 14.6% in the United States and 77.5% are held internationally.  Based upon the number of proxy statements and annual reports requested by shareholders and brokers for the Company's last annual shareholders' meeting and other research, the Company believes it has in excess of 2,318 beneficial owners of its common stock.

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

(i)

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

(ii)

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

(iii)

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

(iv)

All Common Shares resulting from any conversion provided for herein shall be fully paid and non-assessable; and

(v)

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act") as at the date of the Annual Report, publicly-announced proposals to amend the Tax Act as at the date of this Annual Report and the current administrative practices of the Canada Revenue Agency . This summary does not take into account provincial income tax consequences.  The summary assumes that the publicly announced proposals will be enacted as proposed with the effective dates set out therein; otherwise, the summary assumes that there will be no other changes in law whether by judicial or legislative action.

This summary is of a general nature only and is not exhaustive of all possible income tax consequences.  It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed.  Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Disposition of Common Stock.  Under the Tax Act, a gain from the sale of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Canada-United States Tax Convention (the "Tax Convention") will exempt from Canadian taxation any capital gain realized by a resident of the United States unless:

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

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the excess of the proceeds over the paid-up capital of the common stock sold will be deemed to be taxable as a dividend either immediately or eventually by means of a deduction in computing the paid-up capital of any shares issued by the purchasing corporation.

Dividend.  In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends at the amount by which the paid up capital of the Company is increased for the shares issued as dividends.

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

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets.  In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or an acceptable credit rating. Payments or deposits are usually received before shipments of inventory.  Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established.  The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency.  A minor portion of the Company’s revenues and receivables are denominated in U.S. dollars and Hong Kong dollars.   The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposures to any one currency by repatriating any excess funds.  The Company may also from time to time utilize foreign exchange contracts to hedge against exchange risks.

The Company’s revenues and earnings are also impacted by the world price of ginseng root which is determined by reference to a number of factors including the supply and demand for North American ginseng root, negotiations between buyer and seller, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currency used by the Company’s customers.  A percentage change in the market price of ginseng root will tend to have a corresponding impact on the revenues reported by the Company.  An increase in the selling price by $1 per pound will increase the Company’s net earnings by approximately $750,000 and a decrease in the selling price by $1 per pound would have an equally negative impact on net earnings.

The interest income from cash and cash equivalents and the interest expense from borrowings under credit facilities are subject to interest rate changes and therefore interest income and interest expense will fluctuate directly with changes in interest rates and the amount of cash and cash equivalents and borrowing outstanding at any given time.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the management, including the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective.

Changes in Internal Controls

Since the date of the evaluation described above, there have not been any significant changes in the Company's internal controls or in other factors that could significantly affect those controls.

ITEM 16    RESERVED

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Steven Hsieh, Chairman of the Audit Committee and independent director, qualifies as “audit committee financial expert” pursuant to this Item 16A of the Form 20-F.

ITEM 16B   CODE OF ETHICS

The Company is currently in the process of adopting a formal code of ethics that applies to our employers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP acts as the Company’s principal independent auditor for the years ended December 31, 2003 and 2002.  The following table discloses the aggregate fees for professional services rendered by Deloitte & Touche LLP in 2003 and 2002.

	2003 CDN’000	2002 CDN’000
Audit Fees (1)	95	114
Audit -related Fees	-	-
Tax Fees (2)	-	22
All Other Fees (3)	2	0
Total	97	136

(1)

Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements and fees billed for services relating to the review of documents filed with the SEC.

(2)

Tax fees include fees billed for tax compliance services, tax advice on transfer pricing.

(3)

All other fees include assistance with compliance with Sarbanes-Oxley requirements.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee has adopted a policy to pre-approve services prior to commencement of the specified service.  Under the policy, the Audit Committee must pre-approve the provision of services by our principal auditor.  Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee, through the Audit Committee Chairman, by both the external auditor and the Chief Financial Officer.

Item 16D   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

Item 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17    FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in footnotes to the audited consolidated financial statements.  The value of the U.S. dollar in relationship to the Canadian dollar was approximately 1.30 as of Decmeber 31, 2003.

Audited Consolidated Financial Statements and Financial Statement Schedules:

Auditors’ Report, dated March 5, 2004

Consolidated Balance Sheets as at December 31, 2003 and December 31, 2003

Consolidated Statements of Operations for the years ended December 31, 2003, December 31, 2002 and December 31, 2001.

Consolidated Statements of Deficit for the years ended December 31, 2003, December 31, 2002 and December 31, 2001.

Consolidated Statements of Cash Flows for the years ended December 31, 2003, December 31, 2002 and December 31, 2001.

Consolidated Statements of Crop Costs for the years ended December 31, 2003, December 31, 2002 and December 31, 2001.

Notes to the Consolidated Financial Statements.

ITEM 18    FINANCIAL STATEMENTS

The Registrant has elected to provide financial statements pursuant to Item 17.

ITEM 19    EXHIBITS

1.1.

Articles of Incorporation, effective August 12, 1981 (incorporated by reference from our Form 20-F and Form 6K )

1.2.

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

          (incorporated by reference from our Form 20-F Annual Report filed on May 26, 2003)

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

Chai-Na-Ta Corp.

Registrant

“WILMAN WONG”

By:

 Wilman Wong, Chief Financial Officer

Dated: May 7, 2004

CERTIFICATIONS

I, William Zen, certify that:

1.

I have reviewed this annual report on Form 20-F of Chai-Na-Ta Corp.(the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

a.

All significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

   /s/ “WILLIAM ZEN”

   ________________________________

      William Zen, Chief Executive Officer

Date:  May 7, 2004

I, Wilman Wong, certify that:

1.    I have reviewed this annual report on Form 20-F of Chai-Na-Ta Corp. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.  The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.  The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

a. All significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

/s/  “WILMAN WONG”

________________________________

Wilman Wong, Chief Financial Officer

Date:  May 7, 2004

Auditors’ Report and Consolidated Financial Statements of

CHAI-NA-TA CORP.

(Stated in Canadian dollars)

December 31, 2003, 2002 and 2001

Deloitte & Touche LLP

P.O. Box 49279

Four Bentall Centre

2800 - 1055 Dunsmuir Street

Vancouver, British Columbia

V7X 1P4

Tel: (604) 669 4466

Fax: (604) 685 0395

www.deloitte.ca

Independent Auditors’ Report

To the Directors of Chai-Na-Ta Corp.

We have audited the accompanying consolidated balance sheets of Chai-Na-Ta Corp. as at December 31, 2003, and 2002 and the consolidated statements of operations, deficit, cash flows and crop costs for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations, its cash flows and its crop costs for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

On March 5, 2004, we reported separately to the shareholders of Chai-Na-Ta Corp. on our audit, conducted in accordance with Canadian generally accepted auditing standards, of financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

“Deloitte & Touche LLP”

Chartered Accountants

Vancouver, British Columbia

April 2, 2004

CHAI-NA-TA CORP.

Consolidated Balance Sheets

(Stated in Canadian Dollars)

As at December 31	2003	2002
ASSETS
Current assets
Cash and cash equivalents	$ 505,876	$ 2,757,553
Accounts receivable and other receivables	2,907,439	136,796
Inventory	9,040,873	8,082,946
Ginseng crops (Note 3)	4,915,618	7,577,892
Prepaid expenses and other assets	67,161	85,696
	17,436,967	18,640,883
Ginseng crops (Note 3)	11,732,216	10,922,182
Property, plant and equipment (Note 4)	6,949,577	6,648,832
	$ 36,118,760	$ 36,211,897
LIABILITIES
Current liabilities
Bank indebtedness (Note 5)	$ 1,790,000	$ -
Short-term borrowings (Note 6)	-	3,632,145
Accounts payable and accrued liabilities	457,571	771,310
Customer deposits (Note 7)	388,356	1,993,971
Current portion of long-term debt (Note 8)	39,742	126,197
	2,675,669	6,523,623
Long-term debt (Note 8)	86,364	26,256
Future income taxes (Note 12)	2,185,000	1,130,000
	4,947,033	7,679,879
SHAREHOLDERS' EQUITY
Share capital (Note 10)	38,200,398	38,200,398
Cumulative translation adjustments	17,227	(70,986)
Deficit	(7,045,898)	(9,597,394)
	31,171,727	28,532,018
	$ 36,118,760	$ 36,211,897
Commitments (Note 14)
APPROVED BY THE BOARD
/s/ “WILLIAM ZEN” ________________________________ Chairman and Chief Executive Officer	/s/ “STEVEN T.M. HSIEH” ________________________ Director

CHAI-NA-TA CORP.
Consolidated Statements of Deficit
(Stated in Canadian Dollars)

Years ended December 31	2003	2002	2001

Balance, beginning of year	$ (9,597,394)	$ (9,931,472)	$ (7,774,202)

Net earnings (loss)	2,551,496	334,078	(2,157,270)

Balance, end of year	$ (7,045,898)	$ (9,597,394)	$ (9,931,472)

CHAI-NA-TA CORP.

Consolidated Statements of Operations

(Stated in Canadian Dollars)
Years ended December 31	2003	2002	2001
Revenue	$ 16,581,614	$ 16,017,375	$ 13,885,635
Cost of goods sold	10,213,121	14,343,472	11,680,559
	6,368,493	1,673,903	2,205,076

Selling, general and administrative expenses	1,651,566	1,696,202	2,883,611
Interest on short-term debt	18,385	8,446	151,854
Write-down of inventory and crop costs (Notes 1(e) and (f))	1,000,000	-	1,573,466
	2,669,951	1,704,648	4,608,931
Operating profit (loss)	3,698,542	(30,745)	(2,403,855)
Other income (loss) (Note 13)	(92,046)	32,823	246,585

Income (loss) before income taxes	3,606,496	2,078	(2,157,270)
Provision for (recovery of) income taxes (Note 12)	1,055,000	(332,000)	-
NET EARNINGS (LOSS)	$ 2,551,496	$ 334,078	$ (2,157,270)

Basic earnings (loss) per share (Note 1(l))	$ 0.17	$ 0.02	$ (0.15)
Weighted average number of shares used to calculate basic earnings (loss) per share	15,113,823	14,264,508	14,264,508

Diluted earnings (loss) per share (Note 1(l))	$ 0.07	$ 0.01	$ (0.15)
Weighted average number of shares used to calculate diluted earnings (loss) per share	34,663,657	34,663,657	14,264,508

CHAI-NA-TA CORP.

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)
Years ended December 31	2003	2002	2001
NET INFLOW OF CASH RELATED TO
THE FOLLOWING ACTIVITIES:
OPERATING ACTIVITIES
Net earnings after items not
affecting cash (Note 16(a))	$ 14,689,325	$ 14,096,199	$ 10,877,983
Changes in non-cash operating assets
and liabilities (Note 16(b))	(6,326,791)	(2,155,947)	(1,578,735)
Change in non-current crop costs	(6,785,781)	(6,176,514)	(6,327,930)
	1,576,753	5,763,738	2,971,318
FINANCING ACTIVITIES
Bank indebtedness	1,790,000	(1,650,000)	1,260,000
Short-term borrowings	(3,632,145)	(2,791,700)	822,492
Repayment of long-term debt, net	(126,197)	(567,481)	(3,031,458)
	(1,968,342)	(5,009,181)	(948,966)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, net	(1,618,691)	(527,073)	(618,743)
Proceeds from sale of subsidiary, net (Note 2)	-	458,765	-
	(1,618,691)	(68,308)	(618,743)
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(241,397)	(15,485)	74,524
NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(2,251,677)	670,764	1,478,133
CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	2,757,553	2,086,789	608,656
CASH AND CASH EQUIVALENTS,
END OF YEAR	$ 505,876	$ 2,757,553	$ 2,086,789
Represented by:
Cash	$ 505,876	$ 1,057,553	$ 1,826,789
Term deposits	-	1,700,000	260,000
	$ 505,876	$ 2,757,553	$ 2,086,789
Supplementary information (Note 16(c))

CHAI-NA-TA CORP.
Consolidated Statements of Crop Costs
(Stated in Canadian Dollars)

Years ended December 31	2003	2002	2001

Depreciation	$ 1,356,906	$ 1,429,662	$ 1,928,101
Farm equipment operating costs	795,681	576,020	628,989
Interest on short-term debt	29,589	303,324	630,446
Interest on long-term debt	4,138	15,441	59,364
Land rental	934,850	884,844	901,774
Mulch and fertilizer	1,853,822	1,607,651	2,140,607
Other	310,555	258,654	134,493
Plant science	28,891	22,820	22,490
Salaries and wages	4,013,019	4,116,429	4,060,974
Seed	314,583	244,690	163,332
Small tools and supplies	98,388	77,731	70,059
Warehouse and dryer operations	368,949	495,278	288,033
	10,109,371	10,032,544	11,028,662

Balance, beginning of year	18,500,074	19,811,527	20,916,021
	28,609,445	29,844,071	31,944,683

Less:
Writedown of crops	1,000,000	-	-
Cost of crop harvested during the year	10,961,611	11,343,997	12,133,156
Balance, end of year	16,647,834	18,500,074	19,811,527

Less: current portion	4,915,618	7,577,892	8,098,718
	$ 11,732,216	$ 10,922,182	$ 11,712,809

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the Years Ended December 31, 2003, 2002 and 2001

1.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are expressed in Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

(a)

Description of business

The Company operates North American ginseng farms in Canada, on which ginseng root is planted, cultivated and harvested. The Company sells ginseng in its primary markets of Hong Kong and China through its wholly-owned subsidiaries.

(b)

Basis of presentation

These consolidated financial statements include the accounts of the Company and those of its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

At December 31, 2003, the Company's effective ownership interests in these companies were as follows:

Subsidiaries

Chai-Na-Ta Farms Ltd.

100%

Chai-Na-Ta International Ltd.

100%

Chai-Na-Ta (Asia) Ltd.

100%

North American Ginseng Enterprises Limited

100%

CNT Nominees Limited

100%

CNT Trading (Asia) Limited

100%

CNT Trading (Hong Kong) Limited

100%

Unique Formulations, Inc.

100%

During the year ended December 31, 2002, the Company disposed of its interest in CNT International Wellness Pharmaceutical Limited (Note 2).

(c)

Revenue recognition

Revenue is recognized when title to the products has been transferred, which is generally on delivery to customers, provided that at the time of sale the proceeds are determinable and collection is reasonably assured.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

1.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Inventory

Inventory is valued at the lower of average cost and net realizable value.  In 2001, the Company wrote down inventory by $1,573,466 to its estimated realizable value to reflect the expected reduction in selling price due to the industry-wide rust problem in British Columbia that affected the 2001 harvest.

(f)

Ginseng crops

The Company uses the full absorption costing method to value its ginseng crops.  Included in crop costs are seeds, labour, applicable overhead, interest and supplies.  Common costs are allocated in each period based on the total number of acres under cultivation during the period.

The carrying value of ginseng crops is reviewed on a regular basis for any impairment in value, using management’s best estimate as to expected future market values, yields and costs to harvest.  In 2003, an unusual late frost at one of the Company’s farms in British Columbia severely damaged 57 acres of ginseng plants, resulting in the Company recording a $1,000,000 write-down of ginseng crops related to this property.

Crop costs related to the acreage harvested and sold have been charged to cost of sales.

(g)

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is provided on a straight-line basis over the following periods:

Buildings

20 years

Dryers and related works

20 years

Computer equipment and software

4 years

Furniture and fixtures

10 years

Leasehold improvements

10 years

Machinery and equipment

10 years

Sunshade

10 years

Vehicles

8 years

Pavement

12.5 years

The carrying value of property, plant and equipment is reviewed on a regular basis for any impairment in value.

(h)

Research and development

Research costs are expensed as incurred.  Development costs that meet generally accepted criteria, including reasonable assurance regarding future benefits, are capitalized and amortized to operations.

1.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Goodwill and other intangible assets

Goodwill and intangible assets with an indefinite life are not amortized, but are tested for impairment at least on an annual basis.  Intangible assets with definite lives are amortized over their useful lives and tested for impairment when conditions indicate the carrying value may not be recoverable in its entirety.  Any impairment loss is expensed in the consolidated statement of operations.  The Company had no goodwill or intangible assets as at December 31, 2003 and 2002.

(j)

Foreign currency translation

Financial statements of the Company's self-sustaining foreign operations are translated into Canadian dollars using the current rate method.  Adjustments arising from the translation are deferred and recorded as Cumulative Translation Adjustments under the Shareholders' Equity section of the balance sheet and are included in operations only to the extent of any reduction in the investment in these foreign operations that is realized.

(k)

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

(l)

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

A reconciliation of net earnings (loss) per common share and the weighted average shares used in the earnings (loss) per share (“EPS”) calculations for fiscal 2003, 2002 and 2001 is as follows:

1.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Earnings (loss) per common share (continued)

	Net Earnings	Number of	Earnings
	(Loss)	Shares	(Loss)
	(numerator)	(denominator)	Per Share
2003
Basic	$ 2,551,496	15,113,823	$ 0.17
Effect of common share equivalents	-	19,549,834	(0.10)
Diluted	$ 2,551,496	34,663,657	$ 0.07
2002
Basic	$ 334,078	14,264,508	$ 0.02
Effect of common share equivalents	-	20,399,149	(0.01)
Diluted	$ 334,078	34,663,657	$ 0.01
2001
Basic	$ (2,157,270)	14,264,508	$ (0.15)
Effect of common share equivalents	-	-	-
Diluted	$ (2,157,270)	14,264,508	$ (0.15)

Preferred shares and options to purchase 610,000, 10,000, and 20,432,175 shares of common stock were outstanding as at December 31, 2003, 2002 and 2001 respectively, but were not included in the computation of diluted EPS because their effect would be anti-dilutive.

(m) Stock–based compensation plans

The Company has a stock-based compensation plan, which is described in Note 11(a).  The Company has adopted the recommendations of the CICA with respect to stock-based compensation and other stock-based payments effective January 1, 2002.  This section establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires application of specified accounting methods to direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  If an alternative other than the fair value based method is used, pro-forma fair value based information must be disclosed.

The Company does not have any plans that result in the direct award of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  It will continue to use the intrinsic value based method to account for stock-based transactions with employees.  The Company elected not to adopt the fair value method of accounting for its stock-based compensation plan and accordingly has included the pro forma disclosure in Note 11(b).

1.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)  Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of assets, future income taxes and contingencies.  Actual results may differ from these estimates.

2.

DISPOSITION

CNT International Wellness Pharmaceutical Limited

During 2002, the Company disposed of its interest in CNT International Wellness Pharmaceutical Limited, including its subsidiary Wuxi CNT Wellness Health Products Technology Ltd., in exchange for net cash proceeds of $458,765.  The disposition resulted in a net gain of $20,088, which is included in Other Income (loss) in the Consolidated Statement of Operations.  The assets and liabilities disposed of and resulting net gain are summarized as follows:

Proceeds (net of cash transferred)	$ 458,765
Property, plant and equipment, net	(455,676)
Other assets	(11,469)
Other liabilities	28,468
Gain on disposal	$ 20,088

3.

GINSENG CROPS

Ginseng plants reach maturity and can be harvested at the end of their third year of growth.  However, the Company may allow crops to mature longer to allow for higher yields and additional seed harvests.  Costs accumulated relating to the expected harvest in the next year have been classified as current assets.  At December 31, 2003, total area under cultivation and management is 1,211 acres.  A breakdown of acreage by year planted is as follows:

Year planted	Number of acres
2000	224
2001	329
2002	304
2003	354
1,211

4.

PROPERTY, PLANT AND EQUIPMENT

	2003		2002
		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation

Land	$ 1,172,583	$ -	$ 598,515	$ -
Buildings	1,408,553	286,396	660,284	247,582
Dryers and related works	1,979,802	998,545	1,979,802	899,555
Computer equipment
and software	179,491	145,712	398,119	377,390
Furniture and fixtures	278,325	269,173	319,313	300,390
Leasehold
improvements	82,249	79,660	472,190	437,152
Machinery and
equipment	5,868,115	4,384,306	5,588,881	3,984,507
Sunshade	14,024,114	12,084,966	13,999,215	11,328,240
Vehicles	424,181	262,574	379,685	204,922
Pavement	51,655	8,159	37,445	4,879

	$25,469,068	$18,519,491	$ 24,433,449	$ 17,784,617

Cost less accumulated
depreciation	$6,949,577		$6,648,832

5.

BANK INDEBTEDNESS

As at December 31, 2003, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, the Company has available a $3,000,000 revolving demand operating loan and a $2,000,000 non-revolving term loan for three years with a Canadian chartered bank that bear interest at bank prime rate plus 0.45% and 0.85% per annum, respectively.  The loans are secured by a first charge over certain assets of the Company.  As at December 31, 2003, $1,790,000 (2002 - NIL) had been drawn under the operating loan and a further $1,210,000 (2002 - $5,000,000) was available for drawing.

6.

SHORT-TERM BORROWINGS

The loan from a fellow subsidiary was unsecured and bore interest at bank prime rate plus 2.5% per annum.  The loan was fully repaid on March 14, 2003.

7.

CUSTOMER DEPOSITS

Customer deposits represent deposits received from customers to secure inventory purchase commitments prior to the actual delivery of inventory.

8.

LONG TERM DEBT

		2003	2002

Loans and notes payable	(a)	$ 126,106	$ 43,688
Mortgage payable	(b)	-	108,765

		126,106	152,453
Less: current portion		39,742	126,197

		$ 86,364	$ 26,256

(a)

Loans and notes payable

The Company entered into equipment purchase loan agreements at interest rates of up to 8.9% per annum.  The loans are repayable in installments maturing in various amounts to May 14, 2008 and are secured by specific assets of the Company.

(b)

Mortgage payable

As part of the agreement to assume the assets and liabilities of the Skeetchestn/Chai-Na-Ta Xexe7ellp (Potent) Ginseng Joint Venture, the Company assumed a mortgage payable due to Peace Hills Trust Company.  The debt was fully repaid on March 3, 2003.

9.

JOINT VENTURES

The Company conducted a significant portion of its grading and distribution activities through its joint venture, Wuxi Zhongjia Phytopharmaceuticals Co. Ltd., in China. The joint venture ceased operations and was wound up in 2001.

The following is a summary of the Company's proportionate share of the financial statement amounts of the joint venture:

	2003	2002	2001
Statement of Operations
Revenue	$ -	$ -	$ 294,303
Expenses	-	-	497,214
Net loss	-	-	(202,911)
Statement of Cash Flows
Operating activities	$ -	$ -	$ (128,583)
Financing activities	-	-	-
Investing activities	-	-	(6,674)

10.

SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without nominal or par value and 21 million Series 1 non-voting, non-cumulative preferred shares, convertible into common shares on a 1:1 basis.  Any issued and outstanding preferred shares will automatically be converted into common shares in 2010.

During the periods, the following changes occurred in outstanding shares:

	Number of
	shares	Amount
Common shares
Balance at December 31, 2001 and 2002	14,264,508	$ 24,320,817
Preferred shares conversion	10,000,000	6,804,000
Balance at December 31, 2003	24,264,508	$ 31,124,817
Preferred shares
Balance at December 31, 2001 and 2002	20,399,149	$ 13,879,581
Preferred shares converted to common shares	(10,000,000)	(6,804,000)
Balance at December 31, 2003	10,399,149	$ 7,075,581
Total share capital		$ 38,200,398

11.

STOCK OPTIONS

(a)

The Company maintains a stock option plan and grants options to officers, directors and employees of the Company at market prices.  A total of 785,000 shares were reserved for issue under the plan.  The options are vested at the date of grant and expire five years thereafter.

Options to purchase 610,000 shares are outstanding and exercisable as at December 31, 2003, as follows:

Number	Number	Weighted Average	Weighted Average
Outstanding as at	Exercisable as at	Exercise price	Remaining Contractual
December 31, 2003	December 31, 2003	($/share)	Life in Years

10,000	10,000	$0.68	1.25
600,000	600,000	0.73	4.96
610,000	610,000	$0.73	4.90

As at December 31, 2002 and 2001, there were 10,000 and 33,026 exercisable options outstanding, respectively.

Information regarding the Company's stock options for each of the periods is summarized as follows:

		Exercise
	Number of	price range
	shares	($/share)

Outstanding as at December 31, 2000	128,026	$ 0.68
Expired	(95,000)	0.68
Outstanding as at December 31, 2001	33,026	0.68
Expired	(23,026)	0.68
Outstanding as at December 31, 2002	10,000	0.68
Granted	600,000	0.73
Outstanding as at December 31, 2003	610,000	0.68 - 0.73
Exercisable as at December 31, 2003	610,000	$ 0.68 - 0.73

11.

STOCK OPTIONS (Continued)

(b)

The Company applies the intrinsic value based method of accounting for stock options granted to employees and directors.  Had the Company recorded compensation expense based on the fair value of the options at the grant date, the results for 2003 would have been as follows:

Net earnings:
As reported	$ 2,551,496
Pro forma	$ 2,192,789

Basic earnings per share:
As reported	$ 0.17
Pro forma	$ 0.15

Diluted earnings per share:
As reported	$ 0.07
Pro forma	$ 0.06

The Company has not included those options outstanding at the date of adoption in its assessment of the pro forma impact of adopting this standard.  No stock options were issued during the year ended December 31, 2002.

The fair value of the options granted was estimated using the Black-Scholes option pricing model, with the following assumptions at the measurement date:

Risk-free interest rate

4%

Dividend yield

0%

Volatility

115%

Expected option life

5 years

Weighted average fair value of options granted

$0.60

12.

FUTURE INCOME TAXES

Temporary differences and carryforwards that give rise to future income tax assets and liabilities as at December 31, 2003 and 2002 are as follows:

	2003	2002
Future income tax assets
Property, plant and equipment	$ 131,000	$ 23,000
Liabilities	89,000	112,000
Tax loss carryforwards	262,000	478,000
	482,000	613,000
Future income tax liabilities
Inventory and ginseng crops	(863,000)	(643,000)
Receivables and prepaids	(1,804,000)	(1,100,000)
	(2,667,000)	(1,743,000)

Net future income tax liabilities	$ (2,185,000)	$ (1,130,000)

The provision for income taxes (recovery) has been calculated as follows:

	2003	2002	2001
Provision for income taxes (recovery) at
the Canadian statutory rates	$ 1,288,240	$ 812	$ (983,715)

Adjustments:
Foreign tax rate differential	(79,164)	(148,134)	789,417
Change in income tax rates	(56,579)	(108,280)	-
Other	(97,497)	(76,398)	194,298
Provision for income taxes (recovery)	$ 1,055,000	$ (332,000)	$ -

The Company, subject to the approval of the tax authorities, has losses carried forward from its overseas subsidiaries for foreign tax purposes of approximately $1,707,000 available to reduce future taxable income.  The losses carried forward for foreign tax purposes can be carried forward indefinitely.

13.

OTHER INCOME (LOSS)

Other income in 2003 includes interest income, foreign exchange losses and miscellaneous items.  Other income in 2002 includes the net gain on the disposal of the Company’s subsidiary (Note 2) of $20,088.  Other income in 2001 includes the net gain on the winding up of the Company’s joint venture in China of $258,892 (Note 9).

14.

COMMITMENTS

(a)

The Company has entered into various operating leases expiring in 2007.  Total further minimum payments required under these leases are as follows:

2004	$ 94,015
2005	57,301
2006	17,325
2007	4,294

(b)

The Company is committed to agricultural land rentals for the next five years as follows:

2004	$ 815,909
2005	743,882
2006	514,990
2007	349,835
2008	110,305

(c)

 The Company has entered into an agreement to purchase agricultural land for consideration of $743,000 with an expected completion date during the first half of 2004.  A deposit of $15,000 was included in other assets as at December 31, 2003.

15.

SEGMENTED REPORTING

The Company operates in one industry segment and three geographic regions.  Long-lived assets comprise all assets not classified as current assets.  Information by geographic region is summarized as follows:

Year ended		Other
December 31, 2003	Canada	North America	Far East	Consolidated

Revenue - external	$ 1,886,953	$ 162,596	$ 14,532,065	$ 16,581,614
Revenue - intercompany
between regions	11,942,850	-	-
Total revenue	$ 13,829,803	$ 162,596	$ 14,532,065
Net earnings	$ 1,915,347	$ 59,482	$ 576,667	$ 2,551,496
Long-lived assets	$ 18,678,880	$ -	$ 2,913	$ 18,681,793

Major Customers

For the year ended December 31, 2003, consolidated revenue consisted of sales to two customers, which accounted for $9,204,584 and $5,214,820, respectively, from the Far East geographic region.

15.

SEGMENTED REPORTING (Continued)

Year ended		Other
December 31, 2002	Canada	North America	Far East	Consolidated

Revenue - external	$ 138,491	$ 632,494	$ 15,246,390	$ 16,017,375
Revenue - intercompany
between regions	16,087,806	-	-
Total revenue	$ 16,226,297	$ 632,494	$ 15,246,390
Net eanrings (loss)	$ 786,247	$ 459,897	$ (912,066)	$ 334,078
Long-lived assets	$ 17,550,719	$ -	$ 20,295	$ 17,571,014

Major Customers

For the year ended December 31, 2002, consolidated revenue consisted of sales to two customers, which accounted for $10,424,658 and $1,698,405, respectively, from the Far East geographic region.

Year ended		Other
December 31, 2001	Canada	North America	Far East	Consolidated

Revenue - external	$ 288,086	$ 280,626	$ 13,316,923	$ 13,885,635
Revenue - intercompany
between regions	11,769,859	-	-
Total revenue	$ 12,057,945	$ 280,626	$ 13,316,923
Net loss	$ (167,460)	$ (70,657)	$ (1,919,153)	$ (2,157,270)
Long-lived assets	$ 19,542,341	$ -	$ 265,586	$ 19,807,927

Major Customers

For the year ended December 31, 2001, consolidated revenue consisted of sales to three customers, which accounted for $5,326,981, $2,749,611 and $1,619,303, respectively, from the Far East geographic region.

16.

OTHER INFORMATION

(a)

Net earnings after items not affecting cash

	2003	2002	2001
Net earnings (loss)	$ 2,551,496	$ 334,078	$ (2,157,270)
Items not affecting cash:
Depreciation and amortization	58,388	77,103	99,369
Gain on disposal of capital assets, net	-	-	(6,176)
Cost of ginseng crops sold	10,024,441	14,037,106	11,519,726
Gain on joint venture wind-up	-	-	(258,892)
Provision for write-down of inventory and crop costs	1,000,000	-	1,573,466
Provision for impairment of other assets	-	-	107,760
Future income taxes	1,055,000	(332,000)	-
Gain on disposal of subsidiary	-	(20,088)	-
	$ 14,689,325	$ 14,096,199	$ 10,877,983

(b)

Changes in non-cash operating assets and liabilities

	2003	2002	2001
Accounts receivable	$ (2,954,343)	$ 99,426	$ (30,371)
Inventory	231,723	(28,058)	(178,639)
Ginseng crops	(1,966,684)	(2,426,368)	(2,772,631)
Prepaid expenses and other assets	17,239	53,449	768,189
Accounts payable and
accrued liabilities	(303,026)	(502,709)	(721,585)
Customer deposits	(1,351,700)	648,313	1,356,302

	$ (6,326,791)	$ (2,155,947)	$ (1,578,735)

(c)

Supplementary cash flow information

	2003	2002	2001
Other cash flows:
Interest paid	$ 894,972	$ 243,050	$ 209,587
Non-cash investing and financing activities:
Property, plant and equipment purchases
financed through loans and notes payable	99,850	-	64,450

17.

FINANCIAL INSTRUMENTS

(a)

Fair value

Financial instruments of the Company are represented by cash and cash equivalents, accounts receivable, bank indebtedness, short-term borrowings, accounts payable and accrued liabilities, customer deposits and long-term debt. The carrying value of these instruments approximates their fair value.

(b)

Interest rate risk

Interest on the Company's line of credit and short-term borrowings are based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

(c)

Credit risk

The Company is exposed to credit risk on accounts receivable from customers.  A majority of its sales are made to a small number of customers that are concentrated in Asian markets.  To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established.  As at December 31, 2003, accounts receivable included $2,851,697 (2002 - $64,828) related to two (2002 - one) major customers.

(d)

Exchange risk

The Company is exposed to currency exchange risk as a result of its international markets and operations.  The Company does not use derivative instruments to mitigate this risk.

18.

COMPARATIVE FIGURES

Certain of the prior periods’ figures have been reclassified to conform with the financial statement presentation adopted in the current period.

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which differ in some respects from US GAAP.

The significant differences between Canadian and US GAAP which affect the Company’s financial statements are summarized below:

a)

Accounting for Capitalisation of Interest

Under US GAAP, the portion of interest relating to expenditures on ginseng crop costs would not be eligible for capitalisation to ginseng crop costs.  The amount would be expensed as period costs and accordingly, the carrying value of crop costs and inventory under U.S. GAAP would be different.  Similarly, interest that had been capitalised under Canadian GAAP and included in cost of sales would not have been reported as cost of sales for the period under US GAAP since such costs would have previously have been expensed as period costs.

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

d)

Accounting for Stock Dividends

Under US GAAP the issuance of a stock dividend would be accounted for as a dividend requiring capitalisation of retained earnings for the fair value of the issued shares.  The capitalisation would be effected by charging retained earnings and crediting contributed surplus.

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)

Write-down of Inventory and Crop Costs

Under US GAAP the write-down of inventory and crop costs is included in cost of goods sold.

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2003	2002	2001
Cost of goods sold under Canadian GAAP	$ 10,213,121	$ 14,343,472	$ 11,680,559
Adjustment for interest capitalized to crop costs (a)	(813,868)	(1,750,156)	(1,569,498)
Writedown of inventory and crop costs	1,000,000	-	1,573,466
Cost of goods sold under US GAAP	$ 10,399,253	$ 12,593,316	$ 11,684,527

f)

Accounting for Joint Ventures

US GAAP requires investments in joint ventures to be accounted for using the equity method, while under Canadian GAAP; the accounts of joint ventures are proportionately consolidated.  However, under rules promulgated by the SEC a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation.  Additional information concerning the Company’s interests in joint ventures is presented in Note 9.

g)

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

For Canadian GAAP purposes, the Company has adopted the recommendations of the CICA with respect to stock-based compensation and other stock-based payments effective January 1, 2002 as described in Note 1(m) to the consolidated financial statements.  The Company has elected to continue to use the intrinsic value based method to account for stock-based transactions with employees and has included pro-forma disclosures in Note 11(b).  The following pro forma financial information presents the net earnings (loss) for the year and the basic earnings (loss) per common share had the Company adopted SFAS 123 for all stock options issued to employees and directors.

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

g)

Stock-Based Compensation (continued)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2003	2002	2001

Net earnings (loss) for the year under US GAAP	$ 3,166,481	$ 1,228,921	$ (1,741,647)
Additional stock based compensation costs	(358,707)	-	-
Proforma net earnings (loss) under US GAAP	$ 2,807,774	$ 1,228,921	$ (1,741,647)
Proforma basic earnings (loss) per share under US GAAP	$ 0.19	$ 0.09	$ (0.12)
Proforma fully diluted earnings (loss) per share under US GAAP	$ 0.08	$ 0.04	$ (0.12)

Using the fair value based method for stock-based compensation, additional costs of approximately $358,707, $NIL, and $NIL would have been recorded for the years ended December 31, 2003, 2002 and 2001.  These amounts were determined using an option pricing model assuming no dividends were paid, options which vest on grant, a weighted average volatility of the Company’s share price of 115% (2002 - 89% and 2001 – 127%) and a weighted average annual risk free rate of 4.00% (2002 - 6.05% and 2001 – 2.15%).

h)  Comprehensive Income

The Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted on January 1, 1999.  SFAS 130 establishes standards for the reporting and display of comprehensive income and its components.  The impact of adopting SFAS 130 on the Company’s financial statement is as follows:

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

h)  Comprehensive Income (continued)

	December 31	December 31	December 31
	2003	2002	2001

Net earnings (loss) under US GAAP	$ 3,166,481	$ 1,228,921	$ (1,741,647)
Other comprehensive income:
Cumulative translation adjustments	88,213	(13,673)	162,755
Comprehensive net earnings (loss) under US GAAP	$ 3,254,694	$ 1,215,248	$ (1,578,892)

i)   Research and Development

Under US GAAP, development costs are expensed as occurred.  Under Canadian GAAP development costs which meet generally accepted criteria, including reasonable assurance regarding future benefits, are capitalized.

j)   Statement of Cash Flows

There is no difference in net cash flows from Operating, Financing, and Investing Activities between US and Canadian GAAP.

k)   Other Accounting Pronouncements

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

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

k)   Other Accounting Pronouncements (continued)

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

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred.  Under previous guidance, which was consistent with guidance under Canadian GAAP, a liability for certain exit costs was recognized at the date that management committed to an exit plan.  The provisions of this statement are required to be adopted for exit or disposal activities initiated after December 31, 2002.  The adoption of SFAS 146 did not have a significant impact on its financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The adoption of FIN 45 did not have a significant impact on its financial statements.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”.  SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  SFAS 148 also requires prominent disclosure in the “Summary of Significant Accounting Policies” of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for the Company’s 2002 fiscal year, but will not impact the Company’s results of operation or financial position until such time as the Company elects to or is required to change to the fair value method of accounting for stock-based employee compensation.

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

k)  Other Accounting Pronouncements (continued)

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

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133.  This statement is effective for contracts entered into or modified after June 30, 2003.  The Company does not believe that the adoption of SFAS 149 will have a significant impact on its financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity”.  SFAS 150 requires an issuer to classify a financial instrument that is within its scope as a liability.  This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company does not believe that the adoption of SFAS 150 will have a significant impact on its financial statements.

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below:

STATEMENT OF OPERATIONS

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2003	2002	2001

Net earnings (loss) as reported
under Canadian GAAP	$ 2,551,496	$ 334,078	$ (2,157,270)
Accounting for interest (a)	560,562	804,793	184,150
Financial instruments (c)	54,423	90,050	123,713
Research and development (i)	-	-	107,760
Net earnings (loss) under US GAAP	3,166,481	1,228,921	(1,741,647)

Basic earnings (loss) per share	$ 0.21	$ 0.09	$ (0.12)
Weighted average number of shares	15,113,823	14,264,508	14,264,508

Diluted earnings (loss) per share	$ 0.09	$ 0.04	$ (0.12)
Weighted average number of shares	34,663,657	34,663,657	14,264,508

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below (continued):

BALANCE SHEET

		As at	As at
		December 31	December 31
		2003	2002

Assets

Inventory	- Canadian GAAP	$ 9,040,873	$ 8,082,946
	- Interest capitalized (a)	(658,850)	(669,813)
	- Financial instruments (c)	(54,423)	(54,423)
	- US GAAP	$ 8,327,600	$ 7,358,710

Ginseng crops current	- Canadian GAAP	$ 4,915,618	$ 7,577,892
	- Interest capitalized (a)	(190,394)	(744,091)
	- Financial instruments (c)	-	(54,423)
	- US GAAP	$ 4,725,224	$ 6,779,378

Ginseng crops	- Canadian GAAP	$ 11,732,216	$ 10,922,182
	- Interest capitalized (a)	(263,879)	(479,360)
	- Financial instruments (c)	-	-
	- US GAAP	$ 11,468,337	$ 10,442,822

Liabilities

Future income taxes	- Canadian GAAP	$ 2,185,000	$ 1,130,000
	- Interest capitalized (a)	(523,159)	(742,738)
	- US GAAP	$ 1,661,841	$ 387,262

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below (continued):

BALANCE SHEET (continued)

		As at	As at
		December 31	December 31
		2003	2002
Shareholders' Equity

Contributed Surplus	- Canadian GAAP	$ -	$ -
	- Stock dividend (d)	8,374,397	8,374,397
	- US GAAP	$ 8,374,397	$ 8,374,397

Additional Paid-in Capital	- Canadian GAAP	$ -	$ -
	- Financial instruments (c)	1,062,069	1,062,069
	- US GAAP	$ 1,062,069	$ 1,062,069

Deficit	- Canadian GAAP	$ (7,045,898)	$ (9,597,394)
	- Interest capitalized (a)	(589,964)	(1,150,526)
	- Financial instruments (c)	(1,116,492)	(1,170,915)
	- Stock dividend (d)	(8,374,397)	(8,374,397)
	- US GAAP	$ (17,126,751)	$ (20,293,232)

EXHIBIT 99.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Chai-Na-Ta Corp (the “Company”) for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer’s knowledge:

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

Date:    May 7, 2004

     Date:    May 7, 2004

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