Form 20-F
period 2004-12-31
CHAI NA TA CORP
filed 2005-04-04
CIK 889329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F ANNUAL REPORT

YEAR ENDED DECEMBER 31, 2004

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

BRITISH COLUMBIA., CANADA

(Jurisdiction of incorporation or organization)

UNIT 100 – 11300 NO. 5 ROAD, RICHMOND, B.C.   V7A 5J7

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

  Common     24,299,008

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

Not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3

KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended December 31, 2004, 2003 and 2002 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent registered Chartered Accountants as indicated in their report which is included elsewhere in this Annual Report.  The selected financial data set forth for the years ended December 31, 2004, 2003, 2002 and 2001, and the thirteen months ended December 31, 2000 are derived from the Company's audited consolidated financial statements.

The selected financial data should be read in conjunction with the Company’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this report.

Table No. 1 is derived from the audited consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in the footnotes to the audited consolidated financial statements.  The value of the U.S. Dollar relative to the Canadian Dollar was approximately 1.20 as of December 31, 2004.

		Table No. 1
	Selected Financial Data (CDN$ in 000, except Earnings/Loss per Share and Share Data)

					Thirteen
	Year Ended	Year Ended	Year Ended	Year Ended	Months Ended
	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00(1)

Canadian GAAP
Sales (5)	7,425	16,581	16,017	13,886	12,221
Gross Profit (Loss)	2,571	6,368	1,674	2,205	758
Operating Profit (Loss)	103	3,698	(31)	(2,404)	(4,815)
Net Income (Loss)	80	2,551	334	(2,157)	6,850
Operating Profit (Loss) per Share	0.00	0.24	(0.00)	(0.17)	(0.45)
Earnings (Loss) per Share – basic	0.00	0.17	0.02	(0.15)	0.65
Earnings (Loss) per Share – diluted	0.00	0.07	0.01	(0.15)	0.30

Weighted Average Number of Common Shares (4)	24,291	15,114	14,265	14,265	10,611
Diluted Number of Common Shares	34,789	34,664	34,664	14,265	22,943

Dividends per Share	0	0	0	0	0
Working Capital	11,437	14,761	12,117	10,012	13,987
Ginseng Crops (2)	20,869	16,648	18,500	19,812	20,916
Capital Assets	9,171	6,950	6,649	8,095	9,535
Total Assets	41,341	36,119	36,212	41,128	44,410
Net Assets	31,272	31,172	28,532	28,212	30,206
Term Debt – Non Current	279	86	26	147	3,153
Capital Stock	38,246	38,200	38,200	38,200	38,200

US GAAP
Sales (5)	7,425	16,581	16,017	13,886	12,221
Gross Profit (Loss)	2,480	6,182	3,424	2,201	1,139
Operating Profit (Loss)	723	4,531	1,728	(575)	(3,107)
Net Income (Loss)	318	3,166	1,229	(1,742)	7,633
Operating Profit (Loss) per Share	0.03	0.30	0.12	(0.04)	(0.29)
Earnings (Loss) per share- basic	0.01	0.21	0.09	(0.12)	0.72
Earnings (Loss) per Share – diluted	0.01	0.09	0.04	(0.12)	0.33
Dividends per Share	0	0	0	0	0

Working Capital	10,873	13,857	10,594	7,505	11,021
Ginseng Crops (3)	20,582	16,194	17,222	17,809	18,082
Capital Assets	9,171	6,950	6,649	8,095	9,535
Total Assets	40,709	34,951	34,210	37,604	39,776
Net Assets	30,866	30,527	27,273	26,057	27,636
Term Debt – Non Current	279	86	26	147	3,153
Capital Stock	39,288	39,262	39,262	39,262	39,262

1.

In 2000, the Company changed its year end to December 31.

2.

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. Total acreage under cultivation, is 1,431 acres at December 31, 2004.  The Company values these plants and the acreage at the lower of cost or net realizable value.

3.

Under US GAAP, the interest capitalised into Ginseng Crops would not be eligible for capitalisation.  These amounts would be expensed in the period incurred.  For US GAAP, the write-down of inventory and certain crop costs would be included as part of cost of goods sold and therefore, the reclassification would impact reported gross profit for the period. (see audited financial statement note 18).

4.

Figures in thousands.  In 2000, 1,889,337 shares were issued for debt settlement and 7,348,618 shares were issued to a major investor for cash.  In 2003, 10,000,000 preferred shares have been converted into common shares on a 1:1 basis. In 2004, 34,500 shares were issued for stock options exercised.

5.

The decrease in sales in 2004 was due to the reduction in sales volume due to management’s belief that the Company’s customers were being cautious about purchasing decisions because of the significant increase in the price of ginseng at the end of 2003 and because of the strength of the Canadian dollar.  These factors caused the price of ginseng to decrease to levels below which the Company was willing to sell.

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

Table No. 2

U.S. Dollar/Canadian Dollar

Fiscal Year Ended

Average

High

Low

Close

12/31/04

1.30

1.39

1.20

1.20

12/31/03

1.40

1.57

1.29

1.30

12/31/02

1.57

1.61

1.51

1.58

12/31/01

1.55

1.60

1.50

1.59

12/31/00

1.48

1.54

1.44

1.50

Month Ended

High

Low

Close

02/28/05

1.26

1.23

1.23

01/31/05

1.24

1.20

1.24

12/31/04

1.24

1.20

1.20

11/30/04

1.22

1.18

1.19

10/31/04

1.27

1.22

1.22

09/30/04

1.31

1.26

1.26

The closing rate of exchange was 1.23 on February 28, 2005.

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

Agricultural Risks

The Company’s primary business is the cultivation and marketing of North American ginseng. Ginseng farming is subject to agricultural risks such as weather and disease and risks of low yields, poor crop quality, and crop failure.  To minimize these risks, the Company employs an extensive team of plant science specialists, diversifies its farms to multiple sites in B.C. and Ontario, and undertakes a wide array of crop risk management techniques to protect against disease, drought and pests. Although insurance is available to cover such risks the relatively high costs have resulted in the Company electing to self-insure due to the following:

a)

The Company's "Integrated Crop Management System" starts with the selection of the most suitable pieces of property and continues with spray programs and constant monitoring.  Crops are monitored daily by experienced, degreed agrologists.

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

North American ginseng root prices increased significantly at the beginning of the selling season in late 2003 but trend downwards in 2004 due to market adjustment and the persistent strong Canadian dollars. Management believes that this led buyers in China and Hong Kong to be cautious on subsequent purchasing decisions. The Company expects ginseng prices will stabilize and moderately improve in 2005 based on lower industry production volumes.  Although the Company believes that prices will improve, significant changes in the supply of or demand for North American ginseng may adversely impact the price of ginseng roots and have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

The Ministry of Commence of the People’s Republic of China announced an order to stop the import of cultivated North American ginseng to China for the purpose of contract processing in China and then re-export. The announcement was effective on November 1, 2004 but it is still premature to predict the impact of this measure on the prices of ginseng root.

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

Availability of Suitable Land

The Company leases approximately 1,707 acres and owns 720 acres of farm land in Canada of which 1,431 are currently under ginseng cultivation.  Generally, the Company uses farm land only for one ginseng crop as it is generally believed that ginseng depletes the soil of nutrients necessary for a second successful ginseng crop.  Although the Company believes that the central interior of B.C. and the southern region of Ontario have available farm land that could be used for ginseng farming, there can be no assurances that the Company will be able to secure leases on terms similar to existing leases or acquire suitable farm land at reasonable prices.  The inability to secure suitable farm land through leases or through acquisitions could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

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

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers.  During the years ended December 31, 2004, 2003 and 2002, the Company had sales of approximately 79%, 90%, and 84% to its top three customers in each year, respectively.  The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue.  Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

During the years ended December 31, 2004, 2003 and 2002, the Company had sales of approximately 83%, 88% and 95% to markets in the Far East, primarily China.  The Company expects sales to markets in the Far East to continue to represent the majority, if not substantially all, of the Company’s sales.  Any adverse change in the demand for ginseng from Far East markets may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

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

Financing of Current Operations

The Company relies on the sale of inventory to fund the planting, maintenance and harvesting of ginseng crops that will be harvested in future years.  Due to the instability of the price of ginseng in 2004, the Company did not sell its usual volume of inventory as the Company could not agree on a selling price that was favorable to the Company.  To fund current operations the Company will first try and sell inventory, but if the Company cannot reach acceptable selling terms the Company will attempt to fund current operations with additional financing.  There can be no assurance that capital markets will be conducive to such financing at all or on acceptable terms.  This could have a material adverse effect on the Company's business, financial condition, operating results and cash flows

Long-Term Financing

The Company has historically used term debt financing to finance capital asset acquisitions and short-term borrowings and operating lines to finance crops and working capital needs.  Interest rate risk is managed by arranging most term debt financing with fixed rates for the life of the obligations.  Operating facilities bear interest at floating rates which continued to be at historical lows during 2004.

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

ITEM 4

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company and Operations

Chai-Na-Ta Corp. (“Chai-Na-Ta” and the “Registrant” or the “Company”) was incorporated on August 21, 1981, under the Canada Business Corporations Act.  The Company originally was named Chai-Na-Ta Ginseng Products Limited.  During 1994, the name was changed to Chai-Na-Ta Corp.  Chai-Na-Ta, together with its subsidiaries, is engaged in the growing, processing and marketing of North American ginseng. Ginseng, a woodland plant with species native to both China and North America, is prized for its root which has been the most valuable herb in Oriental medicine for over 2,000 years.  The vast proportion of North American ginseng is farm grown.  Based on discussion with customers, suppliers and review of available farming industry literature, the Company believes that with 1,431 acres currently under cultivation it is the world’s largest producer of North American ginseng.

In November 2003, the Company moved its corporate head office from leased premises in Langley, B.C. to purchased office space located at: Unit 100 - 11300 No. 5 Road, Richmond, B.C., V7A 5J7; the contact person is William Zen, Chairman and C.E.O.; and the telephone number is (604) 272-4118. The head office operations include corporate administration, corporate finance, human resources, sales and marketing, research and development and investor relations.  The Company maintains farms near Lillooet, Kamloops, Ashcroft, and Midway in B.C., Otterville in Ontario, and has rented storage facilities in Hong Kong.

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

The Company’s wholly-owned subsidiary, Chai-Na-Ta Farms Ltd. (“CNT Farms”) is headquartered in Richmond, B.C. and carries out the planting, growing and harvesting of the Company’s ginseng crops.  CNT Farms also handles the storage of the Company’s root inventory and manages the distribution of inventory directly to local customers or to customers in the Far East through CNT Trading (Hong Kong) Limited.  CNT Farms also carries out crop research through its plant staff.

The Company also has a wholly-owned subsidiary, Unique Formulations Inc. (“Unique”) which previously operated out of Portland, Oregon as a wholesaler of ginseng and non-ginseng based herbal products to the U.S. market.  As part of the Company’s efforts to reduce operating costs, the Portland office was closed in November 1999 and the operations of Unique are now administered from the head office in Richmond, B.C., Canada.

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

The Company incorporated its wholly-owned subsidiary, CNT Nutraceuticals Ltd. (“CNTN”) in February 3, 2004 to operate a showroom in Richmond, B.C. and carry out direct marketing and sales of graded roots and ginseng-based value-added products to customers in Canada.

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

Other than the expenditures related to CNT Wellness, as discussed above, the Company’s principal capital expenditures incurred during 2004, 2003 and 2002 were $3,717,752, $1,718,541, and $527,073, respectively, which primarily related to purchases of property, plant and equipment located in Canada.

Financing and restructuring

On January 28, 2000, the Company filed petitions for relief under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure its financial affairs. Under the CCAA, certain claims against the Company in existence prior to the filing of the petitions for relief were stayed while the Company continued business operations.

On March 17, 2000, the Company filed a formal Plan of Arrangement and Compromise (the “Plan”) with the Supreme Court of the Province of B.C..  The closing date for accepting any claims of creditors was May 9, 2000.  The implementation date of the plan was May 26, 2000, after which the Company was released of all claims, liabilities and obligations to all Creditors and Post-filing Creditors in respect of all claims and post-filing claims.

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

As at December 31, 2004, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, the Company has available a $6,500,000 revolving demand operating loan with a Canadian chartered bank that bears interest at bank prime rate plus 0.25% per annum.  As at December 31, 2004, $6,500,000 (2003 - $1,790,000) had been drawn under the operating loan.

Subsequent to December 31, 2004, the Company secured from the same Canadian chartered bank a temporary increase in the operating loan to $7,500,000 which the Company has fully drawn.  The Company is expecting to secure a $1,500,000 non-revolving term loan bearing interest at prime plus 0.5% per annum for three years from the same Canadian chartered bank.  At that time, the Company expects the operating loan to revert back to $6,500,000.

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

The Company has chosen to farm in two areas considered ideal for North American ginseng production, B.C. and Ontario.  The arid interior of southern B.C. is characterised by extremely dry air and frequent breezes that keep humidity in the gardens low and the leaves dry.  This reduces the risk of leaf blights and root rots.  Although southern Ontario has higher humidity and rainfall than southern B.C., the sandy tobacco land allows good drainage, resulting in exceptional growth rates and high quality root.  Careful selection of farm sites and scrupulous attention to garden drainage and ventilation substantially reduces the Company's farming risks, while taking advantage of the excellent growing conditions.

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

As at December 31, 2004, the Company has under lease 1,707 acres and owns 720 acres of farmland of which 1,431 are under ginseng cultivation.  The southern region of Ontario has abundant farm land that could be used for ginseng farming and lease costs are relatively low.  In B.C. land suitable for ginseng cultivation is scarce and leases are expensive. This availability is important because farm land is usually used for only one ginseng crop, the growing of which is generally believed to deplete the soil of nutrients necessary for a second successful ginseng crop.  The Company is currently conducting research on ginseng replanting in B.C. and the results while preliminary are encouraging.

With 1,431 acres currently under cultivation - 626 in Ontario and 805 in B.C. - the Company will continue to plant in both of its growing regions.  However, due to the province-wide rust problems encountered in B.C., the Company anticipates a shift in acreage distribution from B.C. to Ontario.

Table No. 3

Ginseng Farming Operations

Calendar	New Acreage Planted	Total Acres Under Cultivation	Acres Harvested	Harvest Yield in lbs Per Acre	Total Harvest in lbs

2004 2003	460 354	1,431 1,211	240 370	2,116 2,096	506,626 775,630
2002	304	1,284	359	2,666	956,996
2001	329	1,339	346	2,816	975,577
2000	289	1,356	366	2,612	957,431
1999	358	1,433	404	2,685	1,083,643
1998	413	1,479	402	2,799	1,130,790
1997	367	1,468	369	2,247	829,433
1996	368	1,470	308	2,150	662,200
1995	224	1,410	200	2,431	486,173

Medicinal Properties

Ginseng is sold in capsule, slice, tablet, tea, powder, extract, whole root form and as additives to various consumer products.  The amount of active ingredients (ginsenosides) varies with each product and each brand.  Though it is not a rule, extracts generally contain the highest concentration of active ingredients, followed by capsules, powders, tablets, slices, whole roots, and teas.

Western medicine does not recognise ginseng's medicinal properties; however scientific study of ginseng began in the early 19th century.  The chemical component of ginseng is very complex and varies in different species and from the different processing methods used.  Asian and North American ginseng are similar in chemical composition.  They both contain ginsenosides, which are recognized as the main active ingredients in ginseng but the amount and quality of the ginsenosides varies between the two species.  In addition to the more than 30 ginsenosides identified by scientists around the world, other elements such as fatty acids, amino acids, peptides, polysaccharides, vitamins and minerals have been discovered in different parts of the ginseng plant.  Many of these non-ginsenoside components are believed to have immunity enhancing and hypoglycaemic activities.

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

Competition

The Company produces North American ginseng, which is a distinctly different product from the consumer’s perspective from Asian ginseng grown in Korea and China.  In world markets, North American ginseng represents about 20% of the total ginseng sold. The Company, based on information obtained through discussion with customers, suppliers and review of available farming industry literature, estimates that it produces approximately 15% of the total North American ginseng supply annually.

Competitors currently producing North American ginseng consist primarily of hundreds of small growers (five to ten acres) located in southern Ontario, central B.C. and Wisconsin.  The Company is aware of only a few growers producing North American ginseng farming 100 acres or more.

The Company competes through the production of high quality products (including larger four year old root), lower production costs achieved through economies of scale and an extensive marketing and distribution network serving customers in Hong Kong and the Far East.

Marketing and Customers

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers.  The marketing efforts to customers in Hong Kong and the Far East, primarily mainland China, are conducted through the Company’s wholly-owned subsidiary CNT Trading (Hong Kong) Limited.  During the years ended December 31, 2004, 2003 and 2002, the Company had sales of approximately 79%, 90%, and 84% to its top three customers in each year, respectively, all of which were located in Hong Kong.  Although the Company believes that a limited number of customers will continue to represent a significant portion of its total revenue, the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply.

In 2004, a showroom was opened adjacent to the Company’s corporate office in Richmond, B.C. to display and market graded roots and ginseng based herbal formulas.  The main objective is to increase local awareness, enhance corporate image and promote Company products.

Transfer prices between all the companies in the group are determined based on estimated world market prices at the transaction dates.  Market prices are established with reference to various ginseng brokers in Hong Kong and comparable sales to third parties.

Manufacturing/Processing

Canadian farming and processing operations, conducted through the Company’s wholly-owned subsidiary, Chai-Na-Ta Farms Ltd., consist of farming, including cultivation, harvesting, washing and drying the root prior to export or sale to the local market.  Substantially, all of the Company’s sales during 2004, 2003 and 2002 involved the sale of bulk root.

The industry as a whole has a limited supply of seed for new plantings.  The supply of seeds comes from those picked each year from mature plants under cultivation.  The seeds are living embryos that must be planted in the following year. As seed cannot be stored for more than one year, its limited shelf life can cause some barrier for future planting.

Manufacturing and processing of value-added products in North America is contracted out to third party manufacturers. Activities in recent years have consisted of a limited amount of sales of herbal health products to distributors in the United States and customers in Canada.  The Company believes that sufficient third party capacity will be available to meet its requirements for manufactured products in the foreseeable future.

USA, Canada And Foreign Sales/Assets

During 2004, the Company earned no sales in the United States, $1.3 million in sales in Canada, and $6.1 million in sales in the Far East.

During 2003, the Company earned $0.2 million in sales in the United States, $1.9 million in sales in Canada, and $14.5 million in sales in the Far East.

During 2002, the Company earned $0.6 million in sales in the United States, $0.2 million in sales in Canada, and $15.2 million in sales in the Far East.

As at December 31, 2004, 2003, and 2002, over 99% of the Company’s long lived assets were in Canada.

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

The Company has entered into an agreement to contribute funding to a university in Canada to support a rusty root research project. The Company agreed to pay $272,550 of which $57,925 has been paid in 2004 and the balance payable in five semi-annual payments of $42,925 commencing January, 2005. Total amounts expended on research and development activities during the years ended December 31, 2003 and 2002 were not material.

Staffing

As at December 31, 2004, the Company employed approximately 31 salaried full-time people in its operations world-wide.  The Company may hire up to 250 persons for seasonal work in the ginseng farms and for production work in its processing facilities.

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

ORGANIZATIONAL STRUCTURE

Road King Infrastructure Limited (“Road King”), through its subsidiary Herb King International Limited, holds about 78% of the Company’s issued and outstanding common shares as at December 31, 2004.  Road King is a Hong Kong based publicly traded company, with its core business being the investment, development, operation and management of toll roads and other infrastructure projects in China.

As of December 31, 2004 the Company has the following wholly-owned subsidiaries:

a)

Chai-Na-Ta Farms Ltd. (“CNTF”)
incorporated on February 28, 1994 in B.C., Canada

b)

Chai-Na-Ta International Ltd. ("CNTI")
incorporated on January 18, 1994 in Barbados

c)

Chai-Na-Ta (Asia) Ltd. (“CNTA”)

d)

incorporated on October 26, 1992 in Barbados

e)

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

j)

CNT Nutraceuticals Ltd. (“CNTN”)

Incorporated on February 3, 2004 in B.C., Canada

An organisation chart of the Company and its affiliates is included in the exhibit (8.1).

PROPERTY, PLANT AND EQUIPMENT

The Company's executive office is located in owned premises of approximately 6,000 square feet at Unit 100 – 11300 No. 5 Road, Richmond, B.C. V7A 5J7.  Other office facilities include one-person branch/farm offices located on its farm sites in Lillooet B.C., Midway B.C., and Otterville, Ontario.  CNTT's offices and storage are located in rented premises in Hong Kong.

The Company holds 1,707 gross acres of farmland under lease in B.C. and Ontario (Table No. 3) and owns 670 acres farm land near Kamloops and Walhachin, B.C. and a 50 acre farm near Otterville, Ontario.  The Kamloops farm cultivates ginseng and is the location of the offices of CNTF.  The Company has developed a processing facility on the Ontario farm at a total cost of approximately $1.6 million. In 2004, all Ontario harvest has been processed in the new facilities, thereby reducing transportation and handling costs. Currently, 1,431 acres of the agricultural land held by the Company is under cultivation for the production of ginseng.

The Company will continue to plant in both of its growing regions in Ontario and B.C.  New seeding was 460 acres for 2004, 354 acres for 2003, and 304 acres for 2002.  The Company believes that the current levels of leased and owned lands as well as the lands under cultivation are sufficient to meet the Company’s needs.

The Company cultivates ginseng primarily on leased land.  Agricultural land is leased for a 5 year period and land rentals are approximately CDN$400 per year per acre.

Table No. 4
Agricultural Land Leases

Name	Location	Gross Acreage	Expiration

Adam	Norwich, Ont.	111.0	12/31/2007
Blue Ridge	Lillooet, B.C.	42.7	04/30/2006
Cuthbertson	Midway, B.C.	25.7	09/30/2006
Deconinck	Norwich, Ont.	19.2	12/31/2008
Deboer	Kamloops, B.C.	95.1	08/15/2006
Dunn Farmer	Otterville, Ont. Kamloops, B.C.	40.0 30.5	07/31/2006 03/01/2008
Gilvesy	Otterville, Ont.	76.0	12/31/2006
Grim Grim	Otterville, Ont. Otterville, Ont.	24.7 13.5	12/31/2006 04/01/2008
GVRD	Ashcroft, B.C.	51.8	04/13/2008
Halfway	Lillooet, B.C.	41.6	12/31/2007
Halfway	Lillooet, B.C.	90.0	12/31/2008
Harper Ranch	Kamloops, B.C.	91.7	12/31/2007
Harper Ranch	Kamloops, B.C.	91.3	12/31/2008
Konigshofer	Otterville, Ont.	63.8	12/31/2005
Konigshofer	Otterville, Ont.	86.0	12/31/2007
Kovacs	Otterville, Ont.	107.0	12/31/2005
Lee	Norwich, Ont.	20.0	12/31/2005
Pathy	Otterville, Ont.	67.0	12/31/2007
Porter	Kamloops, B.C.	18.0	12/31/2006
Sabo	Midway, B.C.	86.4	09/30/2005
Schalles	Kamloops, B.C.	81.4	12/31/2005
Schalles	Kamloops, B.C.	28.0	12/31/2006
Singer	Tillsonburg, Ont.	110.0	12/31/2007
Stewart	Kamloops, B.C.	39.2	12/31/2007
Talach	Norwich, Ont.	59.2	12/31/2008
Wardle	Otterville, Ont.	36.4	10/31/2006
White	Lillooet, B.C.	29.6	12/31/2005
White	Lillooet, B.C.	29.7	07/02/2006
		1706.5

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-looking statements

The Statements contained in this report which are not historical facts, including, but not limited to, certain statements found under this section, are forward-looking statements that involve a number of risks and uncertainties.  The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements.  Among the factors that could cause actual results to differ materially are the risks and uncertainties discussed in this report, and the uncertainties set forth from time to time in the Company’s filings with the Securities and Exchange Commission, and the other public statements. Such risks and uncertainties include, without limitation, seasonality, interest in the Company’s products, general economic conditions, consumer trends, competition, the effect of governmental regulation, prices, yields, availability of new working capital, quality of the Company’s harvest, and successful implementation of new products. This section should be read in conjunction with the Company’s Consolidated Financial Statements included as item 17 of this report.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which in the case of these financial statements, conform in all material respects with those in the United States (US GAAP), except as disclosed in note 18 to the consolidated financial statements.

OPERATING RESULTS

Fiscal year ended 12/31/04 compared with year ended 12/31/03

Revenue fell 55% to $7,425,037 in 2004 from $16,581,614 in 2003.  The decrease in revenue was primarily due to the 59% decline in sales volume which was caused by the caution of the Company’s customers in China and Hong Kong to make purchasing decisions.  This caution was due to the significant increase in the average price of ginseng root at the beginning of the selling season in late 2003 which caused price uncertainty. As well, the strength of the Canadian dollar relative to the currencies principally used by the Company’s customers led to reluctance from buyers to make purchasing decisions. These factors caused the price of ginseng to decrease to levels below which the Company was willing to sell. The average selling price increased to about $21 per pound in 2004 from about $19 per pound in 2003. The increase in 2004 was mainly due to the sales of inventory from contracts that were committed to in late 2003 or early 2004 when the selling price was high.

Cost of goods sold was 65% of sales revenue in 2004, compared to 62% in 2003.  The Company harvested 506,626 pounds of root in 2004, a decrease of 35% from 775,630 pounds in 2003.  The Company harvested 240 acres in B.C. and Ontario, with an average yield of 2,111 pounds per acre.  This lower yield was due to the harvesting of 109 acres of three-year-old root which usually produces a lower yield because the root has one less year to grow.  In 2003, the Company harvested 370 acres with an average yield of 2,096 pounds per acre.  The lower yield in 2003 was due to frosts that affected the entire industry.  The cost per pound decreased to $13 for the 2004 harvest compared to $14 for the 2003 harvest.

Gross margin was 35% of sales revenue in 2004 compared to 38% in 2003. The higher gross margin in 2003 is largely attributable to the higher margin recorded in the fourth quarter of 2003 due to sales of the 2003 harvest at a higher average price.

Selling, general and administrative expenses totalled $1,757,134 in 2004, compared $1,651,566 in 2003. The increase in 2004 was primarily due to the expenditure to support a rusty root research project and additional accounting fees for quarterly reviews and Sarbanes-Oxley compliance.

Interest on short-term debt increased to $111,875 in 2004 compared to $18,385 in 2003.  The increase was due to higher bank borrowings caused by the reduction in sales revenue.

In 2004, the Company recorded a write-down on low grade ginseng roots of $599,717 to its estimated net realizable value, due to the downward trend of ginseng root prices after the winter of 2004. The $1,000,000 write-down of crop cost in 2003 resulted from an unusual late frost at one of the Company’s farms in B.C. that severely damaged 57 acres of ginseng plants scheduled for harvest in 2004.

Other income of $25,668 included foreign exchange gain of $18,451, as well as interest income and other miscellaneous items.

Net earnings dropped to $80,279, or $0.00 per basic share, compared to 2003 net earnings of $2,551,496, or $0.17 per basic share.  The decrease in net earnings resulted primarily from the reduction in sales in 2004.

In order to conform Canadian GAAP to U.S. GAAP, cost of goods sold and hence gross margins would be adjusted for differences in accounting for interest capitalized to crop costs and the presentation of the write-down of inventory and crop costs as a component of cost of sales.  Accordingly, cost of goods sold would be increased and gross margins decreased by $90,846 for the year ended December 31, 2004 and cost of goods sold would be increased and gross margins decreased by $186,132 for the year ended December 31, 2003.  In addition, net earnings would be increased by $237,855 for the year ended December 31, 2004 and increased $614,985 for the year ended December 31, 2003 reflecting the differences in the accounting for interest, financial instruments and write-down of inventory and related future income taxes. As a result of these adjustments, net earnings under U.S. GAAP would have been $318,134 for the year ended December 31, 2004 and net earnings of $3,166,481 for the year ended December 31, 2003. Basic and diluted earnings per share under U.S.GAAP would have been $0.01 for the year ended December 31, 2004 compared to basic and diluted earnings per share of $0.21 and $0.09, respectively, for the year ended December 31, 2003.

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

Cost of goods sold was 62% of sales revenue, compared to 90% in 2002.  The Company harvested 775,630 pounds of root in 2003, a decrease of 19% from 956,996 pounds in 2002.  The Company harvested 370 acres in B.C. and Ontario with an average yield of 2,096 pounds per acre.  This compares to 2002’s harvest of 359 acres and average yield of 2,666 pounds per acre.  The decrease was mainly due to frosts that affected the entire industry.

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

A $1 million write-down of crop cost in 2003 was due to an unusual late frost at one of the Company’s farms in B.C. that severely damaged 57 acres of ginseng plants scheduled for harvest in 2004.

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

LIQUIDITY AND CAPITAL RESOURCES

Fiscal year ended 12/31/04 compared with year ended 12/31/03

The cash deficit from operations was $2,189,547 compared to a surplus of $1,576,753 in 2003. The Company’s cash and cash equivalents as at December 31, 2004 was $88,627 compared to a balance of $505,876 at December 31, 2003, a decrease of $417,249.  The significant decrease in cash from operations in 2004 was mainly due to the decrease in sales net of amounts uncollected at the end of the respective years.

The working capital position of the Company at December 31, 2004 was a surplus of $11,436,819 compared to a surplus of $14,761,298 at December 31, 2003. This decrease came about mainly because of the increase in bank indebtedness which was due to the decrease in sales and increase in capital expenditure in 2004.

Current and non-current crop cost expenditures before depreciation and interest totaled $9,490,092 as compared to $8,718,738 in 2003. The increase was due to an increase in the number of acres planted in 2004.

The Company had fully drawn the available $6.5 million revolving demand operating loan with a Canadian chartered bank, as of December 31, 2004.  Subsequent to December 31, 2004, the Company secured from the same Canadian chartered bank a temporary increase in the operating loan to $7,500,000 which the Company has since fully drawn.  The Company is expecting to secure a $1,500,000 non-revolving term loan bearing interest at prime plus 0.5% per annum for three years from the same Canadian chartered bank.  At that time, the Company expects that the operating loan will revert back to $6,500,000.

Capital expenditures of $3,375,669 during the 2004 period were mainly for the purchase of the agricultural land in B.C. and construction costs and related equipment for the new Ontario processing facilities.  The Company also acquired equipment under purchase loans during 2004 for $342,083.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory and available bank borrowings, will be sufficient to meet its working capital and operating requirements in 2005.  If cash resources are insufficient to fund operations, the Company may seek to secure additional capital through additional credit facilities or the issuance of equity. There is no assurance that additional financing will be available on terms favourable to the Company or that the Company will be able to sell its inventory at a satisfactory price.

As at December 31, 2004 the Company had the following contractual obligations and commercial commitments:

Table No. 5

Contractual Obligations

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	2-3 Years	4-5 Years	After 5 Years
Long-term Debt (1)	$407,942	$128,934	$232,670	$46,338	$0
Operating Leases (2)	$109,143	$68,631	$40,512	$0	$0
Research and Development (3)	$214,625	$85,850	$128,775	$0	$0
Agricultural Land Leases (4)	$2,851,740	$941,750	$1,390,185	$503,805	$16,000
Total Contractual Obligations	$3,583,450	$1,225,165	$1,792,142	$550,143	$16,000

(1)

Long-term debt relates to various equipment purchase loans at interest rates up to 6.9% per annum.

(2)

Operating leases comprise of the Company’s long-term leases of equipment and vehicles.

(3)

The Company has committed to contribute funding to a university in Canada to support a rusty root research project.

(4)

The Company has committed to agricultural land rentals in B.C. and Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table above:

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain premises. As the Company does not expect to incur any costs in connection with this indemnification, no amounts have been accrued as of December 31, 2004.

The Company is committed to maintain its ginseng crops from the time of initial planting to the time of harvesting which usually takes three to four years.  The cost to maintain these crops is financed through the sale of inventory and available bank borrowings.

The Company has no significant purchase obligations as at December 31, 2004.

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

Net capital expenditures of $1,618,691 during the 2003 period were mainly for the purchase of the Company’s corporate head office in Richmond, B.C. and farmland in Ontario, where the Company has plans to develop  in 2004 (See below).

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

Ginseng crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews the carrying value of ginseng crops for evidence of impairment in value.  Included in the cost of crops are seed, labour, applicable overhead, interest (See Note 18 to the consolidated financial statements) and supplies incurred to bring a crop to harvest.  The determination of impairment requires complex calculations and significant management estimates with respect to future costs to bring the crop to harvest, demand for and the market price of ginseng roots upon harvest and expectations as to the yield and quality of ginseng roots harvested.  The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground.  Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required to bring the crops to harvest.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 153, “Exchange of Nonmonetary Assets – an amendment of APB Opinion No.29”. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary assets exchange occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 153 will have a significant impact on its financial statements.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 151, “Inventory Costs-an amendment of ARB No.4, Chapter 4”. SFAS 151 clarify  the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material to be recognised as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 151 will have a significant impact on its financial statements.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS 132(revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No.87, 88 and 106”. SFAS 132(revised 2003) requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flow, and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. Estimated future benefit payments, and all other new disclosure requirements for foreign plans and non-public entities are effective for years ending after June 15, 2004. The Company does not believe that the adoption of SFAS 132(revised 2003) will have a significant impact on its financial statements.

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

In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS 150, “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity”.  SFAS 150 requires an issuer to classify a financial instrument that is within its scope as a liability.  This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company’s adoption of SFAS 150 did not have a significant impact on its financial statements.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133.  This statement is effective for contracts entered into or modified after June 30, 2003.  The Company’s adoption of SFAS 149 did not have a significant impact on its financial statements.

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

Table No. 6 lists as of February 28, 2005, the names of all the Directors of the Company.  The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-laws of the Company.

Table No. 6

Directors

Date First

Name

Age

Elected

William Zen

57

May, 2000

Yuk Bing Ko

49

May, 2000

Kam Hung Chan

46

August, 2002

Dr. Eric Littley

50

June, 2001

Peter Leung (1)

45

August, 2001

Leslie (Les) Lumsden (1)

59

February, 2002

Steven Hsieh (1)

50

February, 2002

Harry Ng

49

March, 2002

(1)

Member of the Audit Committee of the Board of Directors

Mr. William Zen, Chairman and CEO of the Company, is a resident of Hong Kong. Mr. Zen holds a Bachelor of Science and a Master of Business Administration degree. He has extensive experience in civil engineering, construction material and infrastructure development in Hong Kong, Taiwan and China. In addition, he is also Chairman of Road King Infrastructure Limited, a corporation listed on the Hong Kong Stock Exchange which owns approximately 77% of the issued and outstanding common shares of the Corporation. Mr. Zen also serves as a director and officer of numerous other public and private companies.

Mr. Yuk Bing Ko, Director of the Company, is a resident of Hong Kong. Mr. Ko holds a Master of Science degree and he is a Chartered Engineer. He has extensive experience in infrastructure development in Hong Kong and China, and has over 15 years' experience in business development and operation in China. He is currently the Managing Director and Chief Executive Officer of Road King Infrastructure Limited.

Mr. Kam Hung Chan, Director of the Company, is an Australian citizen and a resident of Hong Kong. Mr. Chan holds a Bachelor of Economics degree from the University of Sydney. He is a member of the Institute of Chartered Accountants of Australia and a fellow member of the Hong Kong Institute of Certified Public Accountants. Mr. Chan has over 20 years' of auditing, accounting and corporate management experience. He has held senior corporate management position in multi-national companies and listed companies in Hong Kong. Mr. Chan is currently the Finance Director of Road King Infrastructure Limited.

Dr. Eric Littley, Director of the Company, is a resident of B.C., Canada. Dr. Littley has a diverse background in the management of crops and plant diseases, and is one of the most experienced researchers working in ginseng today. He holds a Master degree in Pest Management and a Ph.D. in Plant Pathology from the Centre for Pest Management at Simon Fraser University. His background includes 10 years leading the R & D efforts with Chai-Na-Ta Corp. and 3 years as a consultant to specialty crop growers in Canada and the U.S.

Mr. Peter Leung, Director of the Company, is a resident of Ontario, Canada. Mr. Leung holds a Bachelor of Science degree in Pharmacy and was a former President of the Chinese Pharmaceutical Society in Ontario.

Mr. Leslie (Les) Lumsden, Director of the Company, is a resident of B.C., Canada. Mr. Lumsden has retired after working 36 years for a major Canadian bank. His focus was as a senior account manager in the agricultural sector, primarily in ginseng farming.

Mr. Steven Hsieh, Director of the Company, is a resident of B.C., Canada. Mr. Hsieh is a member of the Chartered Institute of Management Accountants, U.K., and of the Certified Financial Planners of Canada. He is in public practice as a Certified Management Accountant in Vancouver, B.C..

Mr. Harry Ng, Director of the Company, is a resident of Doha, Qatar. Mr. Ng, with extensive experience in strategic procurement of services, has demonstrated ability to negotiate, formulate and manage a variety of contracts.

Officers

Table No. 7 lists as of February 28, 2005 the names of all of the Executive Officers of the Company.  The Executive Officers are elected annually by the Directors following the Annual General Meeting and serve until the earlier of their resignation or termination with or without cause by the Directors.  Each Executive Officer has continuously served in his respective position from the date indicated in Table No. 7 unless otherwise indicated in his resume data following Table No.7.

Table No. 7

Executive Officers

Name

Age

Title

Date First Affiliated

William Zen

57

Chairman & C.E.O.

May, 2000

Wilman Wong

49

CFO & Corporate Secretary

June, 2000

C.K. (Chris) Lam

38

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

Mr. Wilman Wong, Chief Financial Officer/Corporate Secretary, and an Officer of the Company, is a resident of B.C., Canada. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Institute of Certified Public Accountants. Mr. Wong has over 20 years experience in auditing, taxation, secretarial and financial management.

Mr. C.K. (Chris) Lam, Chief Operating Officer and an Officer of the Company, is a resident of B.C., Canada. Mr. Lam holds a Bachelor of Commerce degree. In addition to his extensive experience in project management, he has many years of experience in direct investment, corporate development and administration.

There are no arrangements or understanding between any two or more Directors or Executive Officers.

COMPENSATION

The Company has a standard arrangement for compensating its Directors for their service in their capacity as Directors.  In addition, Directors may be granted stock options.  Directors received compensation during the year ended December 31, 2004, for their services as a Director including committee participation and/or special assignments as described below.

The Company also grants stock options to Executive Officers and employees from time to time.

Table No. 8 lists the compensation during the year ended December 31, 2004, for Executive Officers and Directors.

Table No. 8

Director/Officer Compensation

Year Ended December 31, 2004

Option Exercise

Total

Officer/Director

Salary/Bonus/Other

Net Market Value

Compensation

William Zen

$ 0

$0

$ 0

Wilman Wong

106,065

$0

106,065

C.K. (Chris) Lam

80,196

$0

80,196

Other Directors/Officers

   31,250

  $0

   31,250

Total

$217,511

$0

$217,511

Option exercise net market value is computed by subtracting the cost of exercising the stock option from the market value of the respective shares of common stock on the date of exercise.  158,600 stock options had been granted to officers/directors as at December 31, 2004.

No funds were set aside or accrued by the Company during the year ended December 31, 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in the year ended December 31, 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

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

EMPLOYEES

During fiscal 2004, the Company employed 31 persons on a full time basis and 213 persons on an hourly basis.

During fiscal 2003, the Company employed 32 persons on a full time basis and 230 persons on an hourly basis.

During fiscal 2002, the Company employed 39 persons on a full time basis and 278 persons on an hourly basis.

The Company is not a party to any material labour contract or collective bargaining agreement.

SHARE OWNERSHIP

Table No. 9 lists the share ownership in the Company by the Executive Officers and Directors as at February 28, 2005.

Table No. 9

Share Ownership of Directors/Officers as at February 28, 2005

Officer/Director

Title

Approximate Number of Shares

William Zen

Chairman/CEO

(1)

Wilman Wong

CFO/Corporate Secretary

-

C.K. (Chris) Lam

Chief Operating Officer

-

Other Directors

2,000

(1) 18,823,513 common shares and 10,399,149 preferred shares of the Corporation are owned by Herb King International Limited, of which William Zen is a Director.

STOCK OPTIONS

The Company has a total of 785,000 shares reserved for issue under the Plan. As of February 28, 2005, options to purchase 545,100 shares were outstanding while 159,268 options remain available for issuance under the Plan.

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

The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 10 as of February 28, 2005, as well as the number of options granted to employees and all others as a group.  The exercise price of the options is stated in Canadian dollars.

Table No. 10

Share Purchase Options Outstanding at February 28, 2005

CDN$

# of Shares of

Exercise

Expiration

Name

Title

Common Stock

Price

Date

Wilman Wong

CFO/CS

34,300

0.7300

12/15/2008

C.K. (Chris) Lam

COO

34,300

0.7300

12/15/2008

Steven Hsieh

Director

18,000

0.7300

12/15/2008

Eric Littley

Director

18,000

0.7300

12/15/2008

Peter Leung

Director

18,000

0.7300

12/15/2008

Leslie Lumsden

Director

18,000

0.7300

12/15/2008

Harry Ng

Director

18,000

0.7300

12/15/2008

Employees (1 person)

10,000

0.6804

03/30/2005

Employees (19 persons)

376,500

0.7300

12/15/2008

Total Officers/Directors/Employees/Others

545,100

0.7291

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

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The Company is a publicly owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. As of December 31, 2004 (latest record date), the following persons and/or companies held 5% or more beneficial interest in the Company's outstanding common stock.

Herb King International Limited                                                  18,823,513 (77.47%) common shares,

                                                                                                   and 10,399,149 (100%) preferred shares.

The authorized capital of the Company consists of an unlimited number of shares of common stock without par value of which 24,299,008 were issued/outstanding as of December 31, 2004 and 21 million Series 1 non-voting, non-cumulative preferred shares convertible into common shares on a 1:1 basis of which 10,399,149 were issued/outstanding at December 31, 2004.

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

  Toronto Stock Exchange Stock High/Low Prices

                           (CDN Dollars)

Year

Ended

 High

Low

12/31/04

$1.43

$0.50

12/31/03

1.04

0.26

12/31/02

0.49

0.18

12/31/01

0.60

0.25

12/31/00

0.84

0.15

Quarter

Ended

High

Low

12/31/04

$0.76

$0.50

09/30/04

0.98

0.78

06/30/04

1.20

0.88

03/31/04

1.43

0.67

12/31/03

0.93

0.55

09/30/03

0.85

0.60

06/30/03

1.04

0.43

03/31/03

0.80

0.26

Month

Ended

High

Low

02/28/05

0.58

0.52

01/31/05

0.68

0.51

12/31/04

0.63

0.50

11/30/04

0.71

0.61

10/31/04

0.76

0.66

09/30/04

0.80

0.78

The following tables set forth the high/low prices on NASDAQ OTC Bulletin Board for shares of the Company's common stock for each of the last five years, each of the quarters in the two most recently completed financial years and monthly for each of the most recent six months.

   NASDAQ Stock High/Low Prices

       (US Dollars)

Year

Ended

High

Low

NASDAQ OTCBB:

12/31/04

$1.24

$0.38

12/31/03

0.90

0.10

12/31/02

0.22

0.06

12/31/01

0.40

0.16

12/31/00

0.50

0.10

Quarter

Ended

High

Low

NASDAQ OTCBB:

12/31/04

0.63

0.38

09/30/04

0.65

0.55

06/30/04

0.87

0.65

03/31/04

1.24

0.51

12/31/03

0.90

0.40

09/30/03

0.80

0.40

06/30/03

0.75

0.17

03/31/03

0.36

0.10

Month

Ended

High

Low

02/28/05

0.41

0.41

01/31/05

0.41

0.40

12/31/04

0.52

0.38

11/30/04

0.63

0.50

10/31/04

0.60

0.54

09/30/04

0.60

0.55

The Company's common stock is issued in registered form and the following information is taken from the records of Computershare located in Vancouver, B.C., Canada, the registrar and transfer agent for the common stock.

On February 28, 2005, the shareholders' list for the Company's common stock showed 327 registered shareholders and depositories with 24,299,008 shares outstanding.  8% of these shares are held in Canada, 15% in the United States and 77% are held internationally.  Based upon the number of proxy statements and annual reports requested by shareholders and brokers for the Company's last annual shareholders' meeting and other research, the Company believes it has in excess of 1,710 beneficial owners of its common stock.

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

MATERIAL CONTRACTS

There is no material contract entered into for the two years immediately preceding publication of this document.

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

The Company’s revenues and earnings are also impacted by the world price of ginseng root which is determined by reference to a number of factors including the supply and demand for North American ginseng root, negotiations between buyer and seller, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currency used by the Company’s customers.  A percentage change in the market price of ginseng root will tend to have a corresponding impact on the revenues reported by the Company.  An increase in the selling price by $1 per pound will increase the Company’s net earnings by approximately $800,000 and a decrease in the selling price by $1 per pound would have an equally negative impact on net earnings.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP acts as the Company’s principal independent auditor for the years ended December 31, 2004 and 2003.  The following table discloses the aggregate fees for professional services rendered by Deloitte & Touche LLP in 2004 and 2003.

	2004 CDN’000	2003 CDN’000
Audit Fees (1)	133	95
Audit -related Fees (2)	38	2
Tax Fees (3)	3	-
All Other Fees	-	-
Total	161	97

(1)

Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements and for 2004 fees billed for reviews of interim financial statements as well as fees billed for services relating to the review of documents filed with the SEC.

(2)

Audit-related fees include assistance with compliance with Sarbanes-Oxley requirements.

(3)

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

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17

FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in footnotes to the audited consolidated financial statements.  The value of the U.S. dollar in relationship to the Canadian dollar was approximately 1.20 as of December 31, 2004.

Audited Consolidated Financial Statements and Financial Statement Schedules:

Report of Independent Registered Chartered Accountants, dated March 9, 2005

Consolidated Balance Sheets as at December 31, 2004 and December 31, 2003

Consolidated Statements of Operations for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.

Consolidated Statements of Deficit for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.

Consolidated Statements of Crop Costs for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.

Notes to the Consolidated Financial Statements.

ITEM 18

FINANCIAL STATEMENTS

The Registrant has elected to provide financial statements pursuant to Item 17.

ITEM 19

EXHIBITS

1.1

Articles of Incorporation, effective August 12, 1981 (incorporated by reference from our Form 20-F and Form 6K )

1.2

Certificate of Name Change, dated September 7, 1994 (incorporated by reference from our Form 20-F and Form 6K)

1.1

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

12.1   Certification of the CEO under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2   Certification of the CFO under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of CEO and CFO as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE PAGE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement (annual report) on its behalf.

Chai-Na-Ta Corp.

Registrant

“WILMAN WONG”

By   _________________________________

 Wilman Wong, Chief Financial Officer

Dated: March 31, 2005

Report of Independent Registered Chartered Accountants

and Consolidated Financial Statements

CHAI-NA-TA CORP.

(Stated in Canadian dollars)

DECEMBER 31, 2004, 2003 AND 2002

Deloitte & Touche LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver, BC V7X 1P4

Canada

Tel: (604) 669 4466

Fax: (604) 685 0395

www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Directors of Chai-Na-Ta Corp.

We have audited the consolidated balance sheets of Chai-Na-Ta Corp. as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit, cash flows and crop costs for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations, its cash flows and its crop costs for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

On March 9, 2005, we reported separately to the shareholders of Chai-Na-Ta Corp. on our audits, conducted in accordance with Canadian generally accepted auditing standards, on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

“Deloitte & Touche LLP”

Chartered Accountants

Vancouver, British Columbia

March 9, 2005

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Stated in Canadian Dollars)

As at December 31	2004	2003

ASSETS

Current assets
Cash and cash equivalents	$ 88,627	$ 505,876
Accounts receivable and other receivables	187,170	2,907,439
Inventory	10,922,419	9,040,873
Ginseng crops (Note 3)	7,692,733	4,915,618
Prepaid expenses and other assets	102,566	67,161
	18,993,515	17,436,967

Ginseng crops (Note 3)	13,176,423	11,732,216

Property, plant and equipment (Note 4)	9,170,878	6,949,577
	$ 41,340,816	$ 36,118,760

LIABILITIES

Current liabilities
Bank indebtedness (Note 5)	$ 6,931,634	$ 1,790,000
Accounts payable and accrued liabilities	496,128	457,571
Customer deposits (Note 7)	-	388,356
Current portion of long-term debt (Note 8)	128,934	39,742
	7,556,696	2,675,669

Long-term debt (Note 8)	279,008	86,364

Future income taxes (Note 11)	2,233,000	2,185,000
	10,068,704	4,947,033

SHAREHOLDERS' EQUITY

Share capital (Note 9)	38,246,209	38,200,398
Contributed surplus (Note 9)	338,081	-
Cumulative translation adjustments	12,148	17,227
Deficit	(7,324,326)	(7,045,898)
	31,272,112	31,171,727
	$ 41,340,816	$ 36,118,760

Commitments (Note 13)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

"William Zen"	"Steven T.M. Hsieh"

William Zen	Steven T.M. Hsieh
Chairman and Chief Executive Officer	Director

CHAI-NA-TA CORP.
Consolidated Statements of Deficit
(Stated in Canadian Dollars)

Years ended December 31	2004	2003	2002

Balance, beginning of year	$ (7,045,898)	$ (9,597,394)	$ (9,931,472)

Change in accounting policy for stock based
compensation (Note 1(l))	(358,707)	$ -	$ -

Net earnings	80,279	2,551,496	334,078

Balance, end of year	$ (7,324,326)	$ (7,045,898)	$ (9,597,394)

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Operations
(Stated in Canadian Dollars)

Years ended December 31	2004	2003	2002

Revenue	$ 7,425,037	$ 16,581,614	$ 16,017,375

Cost of goods sold	4,853,700	10,213,121	14,343,472
	2,571,337	6,368,493	1,673,903

Selling, general and administrative expenses	1,757,134	1,651,566	1,696,202

Interest on short-term debt	111,875	18,385	8,446

Write-down of inventory and crop costs (Notes 1(e) and (f))	599,717	1,000,000	-
	2,468,726	2,669,951	1,704,648

Operating profit (loss)	102,611	3,698,542	(30,745)

Other income (loss) (Note 12)	25,668	(92,046)	32,823

Earnings before income taxes	128,279	3,606,496	2,078

Provision for (recovery of) income taxes (Note 11)	48,000	1,055,000	(332,000)

Net earnings	$ 80,279	$ 2,551,496	$ 334,078

Basic earnings per share (Note 1(k))	$ 0.00	$ 0.17	$ 0.02

Weighted average number of common shares used
to calculate basic earnings per share	24,290,814	15,113,823	14,264,508

Diluted earnings per share (Note 1(k))	$ 0.00	$ 0.07	$ 0.01

Weighted average number of common shares used
to calculate diluted earnings per share	34,789,122	34,663,657	34,663,657

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

Years ended December 31	2004	2003	2002

Net (outflow) inflow of cash realted to
the following activities:

Operating Activities
Net earnings after items not
affecting cash (Note 15(a))	$ 5,149,417	$ 14,689,325	$ 14,096,199
Changes in non-cash operating assets
and liabilities (Note 15(b))	7,302	(6,326,791)	(2,155,947)
Change in non-current crop costs	(7,346,266)	(6,785,781)	(6,176,514)
	(2,189,547)	1,576,753	5,763,738

Financing Activities
Bank indebtedness	5,141,634	1,790,000	(1,650,000)
Short-term borrowings	-	(3,632,145)	(2,791,700)
Issuance of shares for cash	25,185	-	-
Repayment of long-term debt	(60,247)	(126,197)	(567,481)
	5,106,572	(1,968,342)	(5,009,181)

Investing Activities
Purchase of property, plant and equipment	(3,375,669)	(1,618,691)	(527,073)
Proceeds from disposition of property, plant and equipment	45,053	-	-
Proceeds from sale of subsidiary, net (Note 2)	-	-	458,765
	(3,330,616)	(1,618,691)	(68,308)
Effect of exchange rate changes
on cash and cash equivalents	(3,658)	(241,397)	(15,485)

Net (decrease) increase in cash and cash equivalents	(417,249)	(2,251,677)	670,764
Cash and cash equivalents, beginning of year	505,876	2,757,553	2,086,789

Cash and cash equivalents, end of year	$ 88,627	$ 505,876	$ 2,757,553

Represented by:
Cash	$ 88,627	$ 505,876	$ 1,057,553
Term deposits	-	-	1,700,000
	$ 88,627	$ 505,876	$ 2,757,553

Supplementary information (Note 15(c))

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Crop Costs
(Stated in Canadian Dollars)

Years ended December 31	2004	2003	2002

Depreciation	$ 1,399,859	$ 1,356,906	$ 1,429,662
Farm equipment operating costs	929,046	795,681	576,020
Interest on short-term borrowings	-	29,589	303,324
Interest on long-term debt	4,611	4,138	15,441
Land rental costs	951,852	934,850	884,844
Mulch and fertilizer	2,164,422	1,853,822	1,607,651
Other	279,189	310,555	258,654
Plant science	36,570	28,891	22,820
Salaries and wages	4,186,193	4,013,019	4,116,429
Seed	509,430	314,583	244,690
Small tools and supplies	120,400	98,388	77,731
Warehouse and dryer operations	312,990	368,949	495,278
	10,894,562	10,109,371	10,032,544

Balance, beginning of year	16,647,834	18,500,074	19,811,527
	27,542,396	28,609,445	29,844,071

Less:
Write-down of crops	-	1,000,000	-
Cost of crop harvested during the year	6,673,240	10,961,611	11,343,997
Balance, end of year	20,869,156	16,647,834	18,500,074

Less: current portion	7,692,733	4,915,618	7,577,892
	$ 13,176,423	$ 11,732,216	$ 10,922,182

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the years ended December 31, 2004, 2003, and 2002

1.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are expressed in Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

(a)

Description of business

The Company operates North American ginseng farms in Canada, on which ginseng root is planted, cultivated and harvested. The Company sells ginseng in its primary markets of Hong Kong and China, and to a lesser extent Canada, through its wholly-owned subsidiaries as well as ginseng-based value-added products in Canada.  The Company is controlled by Road King Infrastructure Limited, a publicly traded Hong Kong based company, through its subsidiary Herb King International Limited which owns 77% of the Company’s common shares and 100% of the Company’s preferred shares.

(b)

Basis of presentation

These consolidated financial statements include the accounts of the Company and those of its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

At December 31, 2004, the Company's effective ownership interests in these companies were as follows:

Subsidiaries

Chai-Na-Ta Farms Ltd.

100%

Chai-Na-Ta International Ltd.

100%

Chai-Na-Ta (Asia) Ltd.

100%

CNT Nominees Limited

100%

CNT Nutraceuticals Ltd.

100%

CNT Trading (Asia) Limited

100%

CNT Trading (Hong Kong) Limited

100%

North American Ginseng Enterprises Limited

100%

Unique Formulations, Inc.

100%

During the year ended December 31, 2002, the Company disposed of its interest in CNT International Wellness Pharmaceutical Limited (Note 2).

(c)

Revenue recognition

Sales of goods are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk have passed to the customer, the sales price is fixed and determinable, and collectibility is probable.

The above conditions are generally satisfied when the goods are delivered to the end customers or to the wholesale distributor.  In instances when the above criteria are not satisfied, revenue is deferred until all conditions are met.

1.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(e)

Inventory

Inventory is valued at the lower of average cost and net realizable value.  In 2004, due to a decrease in selling prices and delays in customer purchase decisions, the Company recorded a write-down on low grade ginseng roots of $599,717 in order to reduce the carrying value of the inventory to its estimated net realizable value.

(f)

Ginseng crops

The Company uses the full absorption costing method to value its ginseng crops.  Included in crop costs are seeds, labour, applicable overhead, interest and supplies as per the Consolidated Statement of Crop Costs.  Common costs are allocated in each period based on the total number of acres under cultivation during the period.

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

(g)

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is provided on a straight-line basis over the following periods:

Buildings

20 years

Dryers and related works

20 years

Computer equipment and software

4 years

Furniture and fixtures

10 years

Leasehold improvements

10 years

Machinery and equipment

10 years

Sunshade

10 years

Vehicles

8 years

Pavement

12.5 years

Property, plant and equipment are reviewed on a regular basis for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by their net book value to the estimated undiscounted future cash flows generated by their use.  Impaired assets are recorded at fair value, determined principally using discounted cash flows expected from their use and eventual disposition.

1.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Research and development

Research costs are expensed as incurred.  Development costs that meet generally accepted criteria, including reasonable assurance regarding future benefits, are capitalized and amortized to operations.  Research costs were $61,725, $NIL and $NIL for the years ended December 31, 2004, 2003 and 2002, respectively.  There were no development costs for the years ended December 31, 2004, 2003 and 2002.

(i)

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

(j)

Income taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities, and for losses and other deductions carried forward.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply in the years in which such temporary differences or losses and other deductions carried forward are expected to be recovered or settled.  A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered likely.

(k)

Earnings per common share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted earnings per share reflects the potential dilution of common shares by including other common share equivalents in the weighted average number of common shares outstanding for a period, if dilutive.  Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

A reconciliation of net earnings per common share and the weighted average shares used in the earnings per share (“EPS”) calculations for fiscal 2004, 2003 and 2002 is as follows:

1.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Earnings per common share (continued)

		Number of
	Net Earnings	Shares	Earnings
	(numerator)	(denominator)	Per Share
2004
Basic	$80,279	24,290,814	$0.00
Effect of common share equivalents:
Preferred shares	-	10,399,149	(0.00)
Stock options	-	99,159	(0.00)
Diluted	$80,279	34,789,122	$0.00

2003
Basic	$2,551,496	15,113,823	$0.17
Effect of common share equivalents:
Preferred shares	-	19,549,834	(0.10)
Diluted	$2,551,496	34,663,657	$0.07

2002
Basic	$334,078	14,264,508	$0.02
Effect of common share equivalents:
Preferred shares	-	20,399,149	(0.01)
Diluted	$334,078	34,663,657	$0.01

Certain options to purchase NIL, 610,000 and 10,000 shares of common stock were outstanding as at December 31, 2004, 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

(l)

Change in accounting policy for stock–based compensation plans

The Company has a stock-based compensation plan, which is described in Note 10(a).  The Company has adopted the recommendations of the CICA with respect to stock-based compensation and other stock-based payments effective January 1, 2002.  This section establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encouraged the use of a fair value based method for all awards granted to employees, but only required application of specified accounting methods to direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  Prior to January 1, 2004, the Company applied the intrinsic value based method of accounting for stock options granted to employees and directors and disclosed the pro forma impact of the fair value based method in Note 10(b).

1.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Change in accounting policy for stock–based compensation plans (continued)

Effective January 1, 2004, the Company has adopted the new recommendations of CICA Handbook Section 3870 which requires the use of the fair value based method in accounting for stock based compensation.  This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual prior periods.  The effect of adopting the new recommendations for the fair value of stock options granted since January 1, 2002 has been reflected as at January 1, 2004 as an adjustment of $358,707 to both the opening deficit on the statement of deficit and to contributed surplus.  As the stock options vest on the date of the grant, the fair market value of such stock-based compensation has been recognized on the statement of operations on the date of the grant.

(m)

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation on property, plant and equipment, future income taxes and contingencies.  Actual results may differ from these estimates.

(n)

Recent accounting pronouncements

Revenue Recognition

Effective January 1, 2004, the Company was required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee (“EIC”) Abstract 141.  The purpose of this Abstract is to summarize the principles set forth in SAB 101 that, in the Committee’s view, are generally appropriate as interpretive guidance on the application of CICA Handbook Section 3400.  The provisions of this Abstract were to be applied prospectively and should be applied to sales transactions in the first interim or annual fiscal period beginning subsequent to December 17, 2003. The adoption of this Abstract did not have a significant impact on the Company’s consolidated financial statements.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3110 “Asset Retirement Obligations”, which focus on the recognition, measurement and disclosure of liabilities for obligations associated with the retirement of property, plant and equipment when these obligations result from the acquisition, construction, development or normal operation of the assets. Management has determined that there are no material asset retirement obligations and therefore the adoption of this new standard did not have a significant impact on the Company's consolidated financial statements.

1.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)

Recent accounting pronouncements (continued)

Impairment of Long-Lived Assets

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3063 “Impairment of Long-Lived Assets”, which establishes standard for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this new standard did not have a significant impact on the Company's consolidated financial statements.

Hedging Relationships

Effective January 1, 2004, the Company adopted the recommendations of the Accounting Guideline AcG-13 with respect to “Hedging Relationships”. This guideline presents its view on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The adoption of this guideline did not have a significant impact on the Company's consolidated financial statements.

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

Proceeds (net of cash transferred)	$458,765
Property, plant and equipment, net	(455,676)
Other assets	(11,469)
Other liabilities	28,468

Gain on disposal	$20,088

3.

GINSENG CROPS

Ginseng plants reach maturity and can be harvested at the end of their third year of growth.  However, the Company may allow crops to mature longer to allow for higher yields and additional seed harvests.  Costs accumulated relating to the expected harvest in the next year have been classified as current assets.  At December 31, 2004, total area under cultivation and management is 1,431 acres.  A breakdown of acreage by year planted is as follows:

Number
Year planted	of acres

2000	93
2001	220
2002	304
2003	354
2004	460

1,431

4.

PROPERTY, PLANT AND EQUIPMENT

		2004
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$1,783,472	$-	$1,783,472
Buildings	2,382,184	254,319	2,127,865
Dryers and related works	1,971,902	879,257	1,092,645
Computer equipment and software	207,990	161,316	46,674
Furniture and fixtures	337,519	264,549	72,970
Leasehold improvements	77,473	75,898	1,575
Machinery and equipment	6,845,305	4,791,573	2,053,732
Sunshade	14,273,226	12,722,006	1,551,220
Vehicles	621,494	315,775	305,719
Pavement	148,252	13,246	135,006

	$28,648,817	$19,477,939	$9,170,878

4.

PROPERTY, PLANT AND EQUIPMENT (Continued)

		2003
		Accumulated
	Cost	Depreciation	Cost

Land	$1,172,583	$-	$1,172,583
Buildings	1,408,553	286,396	1,122,157
Dryers and related works	1,979,802	998,545	981,257
Computer equipment and software	179,491	145,712	33,779
Furniture and fixtures	278,325	269,173	9,152
Leasehold improvements	82,249	79,660	2,589
Machinery and equipment	5,868,115	4,384,306	1,483,809
Sunshade	14,024,114	12,084,966	1,939,148
Vehicles	424,181	262,574	161,607
Pavement	51,655	8,159	43,496

	$25,469,068	$18,519,491	$6,949,577

5.

BANK INDEBTEDNESS

As at December 31, 2004, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, the Company has available a $6,500,000 revolving demand operating loan with a Canadian chartered bank that bears interest at bank prime rate plus 0.25% per annum.  As at December 31, 2004, $6,500,000 (2003 - $1,790,000) had been drawn under the operating loan.

Subsequent to December 31, 2004, the Company secured from the same Canadian chartered bank a temporary increase in the operating loan to $7,500,000, which the Company has fully drawn.  The Company is expecting to secure a $1,500,000 non-revolving term loan bearing interest at prime plus 0.5% per annum for three years from the same Canadian chartered bank.  At that time, the operating loan will revert back to $6,500,000.

6.

SHORT-TERM BORROWINGS

The loan from a fellow subsidiary was unsecured and bore interest at bank prime rate plus 2.5% per annum.  The loan was fully repaid on March 14, 2003.  Interest expense of $NIL, $29,589 and $303,324 was incurred for the years ended December 31, 2004, 2003 and 2002, respectively.

7.

CUSTOMER DEPOSITS

Customer deposits represent deposits received from customers to secure inventory purchase commitments prior to the actual delivery of inventory.

8.

LONG-TERM DEBT

		2004	2003

Loans payable	(a)	$ 407,942	$ 126,106
Less: current portion		128,934	36,742

		$ 279,008	$ 89,364

(a)

Loans payable

The Company entered into equipment purchase loan agreements at interest rates of up to 6.9% per annum.  The loans are repayable in installments maturing in various amounts to July 25, 2009 and are secured by specific assets of the Company.

The loans payable are scheduled to be repaid over the next five years as follows:

2005	$128,934
2006	121,862
2007	110,808
2008	42,252
2009	4,086
$407,942

(b)

Mortgage payable

As part of the agreement to assume the assets and liabilities of the Skeetchestn/Chai-Na-Ta Xexe7ellp (Potent) Ginseng Joint Venture, the Company assumed a mortgage payable due to Peace Hills Trust Company.  The debt was fully repaid on March 3, 2003.

9.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital consists of an unlimited number of common shares without nominal or par value and 21 million Series 1 non-voting, non-cumulative preferred shares, convertible into common shares on a 1:1 basis.  Any issued and outstanding preferred shares will automatically be converted into common shares in 2010.

During the periods, the following changes occurred in outstanding shares:

	Number of
	shares	Amount

Common shares
Balance at December 31, 2002	14,264,508	$24,320,817
Preferred shares conversion	10,000,000	6,804,000
Balance at December 31, 2003	24,264,508	$31,124,817
Issued for stock options exercised	34,500	45,811
Balance at December 31, 2004	24,299,008	$31,170,628

Preferred shares
Balance at December 31, 2002	20,399,149	$13,879,581
Preferred shares converted to common shares	(10,000,000)	(6,804,000)
Balance at December 31, 2003 and 2004	10,399,149	$7,075,581

Total share capital at December 31, 2004		$38,246,209

Contributed Surplus
Balance at December 31, 2002 and 2003	$-
Change in accounting policy for stock-based compensation (Note 1(l))	358,707
Balance at January 1, 2004	$358,707
Transfer to common shares upon exercise of stock options	(20,626)
Balance at December 31, 2004	$338,081

10.

STOCK OPTIONS

(a)

The Company maintains a stock option plan and grants options to officers, directors and employees of the Company at market prices.  A total of 785,000 shares were reserved for issue under the plan.  The options are vested at the date of grant and expire five years thereafter.

Options to purchase 545,100 shares are outstanding and exercisable as at December 31, 2004, as follows:

Number	Number	Weighted Average	Weighted Average
Outstanding as at	Exercisable as at	Exercise price	Remaining Contractual
December 31, 2004	December 31, 2004	($/share)	Life in Years

10,000	10,000	$0.68	0.25
535,100	535,100	0.73	3.96
545,100	545,100	$0.73	3.89

As at December 31, 2003 and 2002 there were 610,000 and 10,000 exercisable options outstanding, respectively.

Information regarding the Company's stock options for each of the periods is summarized as follows:

		Exercise
	Number of	price range
	shares	($/share)

Outstanding as at December 31, 2001	33,026	$ 0.68
Expired	(23,026)	0.68
Outstanding as at December 31, 2002	10,000	0.68
Granted	600,000	0.73
Outstanding as at December 31, 2003	610,000	0.68 - 0.73
Exercised	(34,500)	0.73
Expired	(30,400)	0.73
Outstanding as at December 31, 2004	545,100	$ 0.68 - 0.73
Exercisable as at December 31, 2004	545,100	$ 0.68 - 0.73

10.

STOCK OPTIONS (Continued)

(b)

As described in Note 1(l), the Company has changed its method of accounting for stock-based compensation effective January 1, 2004 on a cumulative retroactive basis without restatement of individual prior periods.  Had the Company recorded compensation expense based on the fair value of the options granted or modified after January 1, 2002 the pro forma earnings and earnings per share figures for 2003 would have been as follows:

Net earnings:
As reported	$2,551,496
Pro forma	$2,192,789

Basic earnings per share:
As reported	$0.17
Pro forma	$0.15

Diluted earnings per share:
As reported	$0.07
Pro forma	$0.06

The fair value of the options granted during 2003 was estimated using the Black-Scholes option pricing model, with the following assumptions at the measurement date:

Risk-free interest rate

4%

Dividend yield

0%

Volatility

115%

Expected option life

5 years

Weighted average fair value of options granted

$0.60

There were no options granted or modified during the years ended December 31, 2004 or December 31, 2002.

11.

FUTURE INCOME TAXES

Temporary differences and carryforwards that give rise to future income tax assets and liabilities as at December 31, 2004 and 2003 are as follows:

	2004	2003

Future income tax assets
Property, plant and equipment	$ 236,000	$ 131,000
Tax loss carryforwards	392,000	262,000
	628,000	393,000
Future income tax liability
Inventory and ginseng crops	(2,861,000)	(2,578,000)

Net future income tax liabilities	$ (2,233,000)	$ (2,185,000)

The majority of the above differences relate to the Company’s farming operations, which are taxable on a cash basis under Canadian tax law and allow for taxable adjustments of inventory and ginseng crops at the discretion of the Company.  As a result of these options available, the Company records the temporary differences related to such operations as non-current.

The provision for (recovery of) income taxes has been calculated as follows:

	2004	2003	2002

Provision for income taxes at
the Canadian statutory rates	$45,821	$1,288,240	$812

Adjustments:
Foreign tax rate differential	24,493	(79,164)	(148,134)
Non-taxable items	-	-	-
Change in income tax rates	(42,597)	(56,579)	(108,280)
Other	20,283	(97,497)	(76,398)
Provision for (recovery of) income taxes	$48,000	$1,055,000	$(332,000)

The Company’s foreign entities have tax losses carried forward of approximately $1,596,000, subject to the approval of the tax authorities, which are available for carry forward indefinitely to reduce future taxable income.  The Company also has domestic entites which have tax losses carried forward of approximately $318,000 which expire at various times over the next seven to ten years and are also available to reduce future taxable income.

12.

OTHER INCOME (LOSS)

Other income in 2004 and 2003 includes interest income, foreign exchange gains and losses and miscellaneous items.  Other income in 2002 includes the net gain on the disposal of the Company’s subsidiary (Note 2) of $20,088.

13.

 COMMITMENTS AND GUARANTEES

(a)

Operating leases and land rentals

The Company has entered into operating leases for vehicles and farming equipment expiring at various times to 2007.  Total further minimum payments required under these leases are as follows:

2005	$68,631
2006	28,979
2007	11,533

The Company is committed to agricultural land rentals for the next six years as follows:

2005	$941,750
2006	777,670
2007	612,515
2008	336,705
2009	167,100
2010	16,000

The Company has incurred rental costs on operating leases and land rentals of $995,663, $1,125,185 and $1,162,342 for the years ended December 31, 2004, 2003 and 2002, respectively, of which $951,511, $963,494 and $970,998 was capitalized for the respective years.

(b)

Other commitments and guarantees

The Company is committed to contribute funding to support a rusty root research project for the next three years as follows:

2005	$85,850
2006	85,850
2007	42,925

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises.  Although there is no maximum cost specified, the Company does not expect to incur costs in connection with this indemnification and as such no amounts have been accrued as of December 31, 2004.

14.

SEGMENTED REPORTING

The Company operates in one industry segment and three geographic regions.  Although the Company began operations in the retail industry segment, the effect of these operations on revenue, earnings and long-lived assets of the Company are not significant and therefore are not shown separately.  Long-lived assets comprise all assets not classified as current assets.  Information by geographic region is summarized as follows:

Year ended		Other
December 31, 2004	Canada	North America	Far East	Consolidated

Revenue - external	$1,262,674	$-	$6,162,363	$7,425,037
Revenue - intercompany
between regions	7,604,979	-	-
Total revenue	$8,867,653	$-	$6,162,363
Net earnings (loss)	$(123,554)	$(284)	$204,117	$80,279
Long-lived assets	$22,345,154	$-	$2,147	$22,347,301

Major Customers

For the year ended December 31, 2004, consolidated revenue consisted of sales to four customers, which accounted for $1,157,250 from the Canadian geographic region and $3,026,800, $1,579,200 and $1,266,771, respectively, from the Far East geographic region.

Year ended		Other
December 31, 2003	Canada	North America	Far East	Consolidated

Revenue - external	$1,886,953	$162,596	$14,532,065	$16,581,614
Revenue - intercompany
between regions	11,942,850	-	-
Total revenue	$13,829,803	$162,596	$14,532,065
Net earnings	$1,915,347	$59,482	$576,667	$2,551,496
Long-lived assets	$18,678,880	$-	$2,913	$18,681,793

Major Customers

For the year ended December 31, 2003, consolidated revenue consisted of sales to two customers, which accounted for $9,204,584 and $5,214,820, respectively, from the Far East geographic region.

14.

SEGMENTED REPORTING (Continued)

Year ended		Other
December 31, 2002	Canada	North America	Far East	Consolidated

Revenue - external	$138,491	$632,494	$15,246,390	$16,017,375
Revenue - intercompany
between regions	16,087,806	-	-
Total revenue	$16,226,297	$632,494	$15,246,390
Net earnings (loss)	$786,247	$459,897	$(912,066)	$334,078
Long-lived assets	$17,550,719	$-	$20,295	$17,571,014

Major Customers

For the year ended December 31, 2002, consolidated revenue consisted of sales to two customers, which accounted for $10,424,658 and $1,698,405, respectively, from the Far East geographic region.

15.

OTHER INFORMATION

(a)

Net earnings after items not affecting cash

	2004	2003	2002

Net earnings	$80,279	$2,551,496	$334,078
Items not affecting cash:
Depreciation and amortization	50,153	58,388	77,103
Loss on disposal of property, plant and equipment	1,554	-	-
Cost of ginseng crops sold	4,369,714	10,024,441	14,037,106
Gain on disposal of subsidiary	-	-	(20,088)
Provision for write-down of inventory and crop costs	599,717	1,000,000	-
Future income taxes	48,000	1,055,000	(332,000)

	$5,149,417	$14,689,325	$14,096,199

15.

OTHER INFORMATION (Continued)

(b)

Changes in non-cash operating assets and liabilities

	2004	2003	2002

Accounts receivable and other receivables	$2,728,380	$(2,954,343)	$99,426
Inventory	(185,886)	231,723	(28,058)
Ginseng crops	(2,148,437)	(1,966,684)	(2,426,368)
Prepaid expenses and other assets	(36,074)	17,239	53,449
Accounts payable and accrued liabilities	37,675	(303,026)	(502,709)
Customer deposits	(388,356)	(1,351,700)	648,313

	$7,302	$(6,326,791)	$(2,155,947)

(c)

Supplementary cash flow information

	2004	2003	2002

Other cash flows:
Interest paid	$113,462	$894,972	$243,050

Non-cash investing and financing activities:
Property, plant and equipment purchases
financed through equipment purchase
loan agreements	342,083	99,850	-

16.

FINANCIAL INSTRUMENTS

(a)

Fair value

Financial instruments of the Company are represented by cash and cash equivalents, accounts receivable and other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits and long-term debt. The carrying value of these instruments approximates their fair value.

(b)

Interest rate risk

Interest on the Company's line of credit and short-term borrowings are based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

(c)

Credit risk

The Company is exposed to credit risk on accounts receivable from customers.  A majority of its sales are made to a small number of customers that are concentrated in Asian markets.  To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established.  As at December 31, 2004, accounts receivable included $147,106 (2003 - $2,851,697) related to one (2003 - two) major customer.

(d)

Exchange risk

The Company is exposed to currency exchange risk as a result of its international markets and operations.  The Company does not use derivative instruments to mitigate this risk.

17.

COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the financial statement presentation adopted in the current year.

18.

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

The significant differences between Canadian and US GAAP which affect the Company’s financial statements are summarized below:

a)

Accounting for Capitalization of Interest

Under Canadian GAAP, interest relating to expenditures on ginseng crop costs has been capitalized.  The interest is included in inventory when the ginseng crops are harvested and cost of goods sold when the inventory is sold.

Under US GAAP, the portion of interest relating to expenditures on ginseng crop costs would not be eligible for capitalization to ginseng crop costs.  The amount would be expensed as period costs and accordingly, the carrying value of crop costs and inventory under US GAAP would be different.  Similarly, interest that had been capitalized under Canadian GAAP and included in cost of sales would not have been reported as cost of sales for the period under US GAAP since such costs would have previously have been expensed as period costs.

b)

Interest and Finance Charges

Under Canadian GAAP, interest and finance charges are presented as operating expenses and are included in the calculation of operating income.

Under US GAAP, interest and finance charges would be presented as non-operating expenses and would therefore be excluded from the calculation of operating income.

c)

Financial Instruments

Under Canadian GAAP the liability and equity components of convertible debt and warrants are required to be presented separately on the balance sheet.  The equity component is accounted for as a discount to the debt instrument and the discount is amortized over the terms of the debt.

Under US GAAP, the portion of the proceeds of debt securities issued with detachable stock purchase warrants that is allocable to the warrants is accounted for as additional paid-in capital.

d)

Accounting for Stock Dividends

Under Canadian GAAP the issuance of a stock dividend did not result in an accounting entry.

Under US GAAP the issuance of a stock dividend would be accounted for as a dividend requiring an amount equal to the fair value of the issued shares to be accounted for by charging retained earnings and crediting contributed surplus.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)

Write-down of Inventory and Crop Costs

Under Canadian GAAP, the write-down of inventory and crop costs is included in operating expenses.

Under US GAAP the write-down of inventory and crop costs is included in cost of goods sold.

	2004	2003	2002

Cost of goods sold under Canadian GAAP	$4,853,700	$10,213,121	$14,343,472
Adjustment for interest capitalized to crop costs (a)	(316,229)	(813,868)	(1,750,156)
Writedown of inventory and crop costs	407,075	1,000,000
Cost of goods sold under US GAAP	$ 4,944,546	$10,399,253	$12,593,316

f)

Stock-Based Compensation

For Canadian GAAP purposes, the Company has adopted the recommendations of the CICA with respect to stock-based compensation and other stock-based payments effective January 1, 2002 and effective January 1, 2004, the Company has adopted the new recommendations of CICA Handbook Section 3870 which requires the use of the fair value based method in accounting for stock based compensation.  This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual prior periods as described in Note 1(m) to the consolidated financial statements.

For US GAAP purposes, prior to 2003, the Company accounts for stock-based compensation to employees and directors, under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB25), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the dates the stock options are granted.  As at December 31, 2002, no compensation cost would have been recorded for any period under this method.  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, which requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost in accordance with APB 25 and to adopt the disclosure-only provision.

During the year ended December 31, 2004, the Company began to expense the fair value of stock-based compensation to employees and directors for both Canadian GAAP and US GAAP purposes. The Company adopted the provision of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, using the modified prospective method. Under this method, the compensation cost recognized in 2004 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. Results for prior years have not been restated.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)

Stock-Based Compensation (continued)

Had compensation cost been retroactively determined based on fair value at the grant dates for those options issued to employees and directors, consistent with method described in SFAS 123, the effect on net earnings for the year and the earnings per common share will be shown below.

	2003	2002

Net earnings for the year under US GAAP	$3,166,481	$1,228,921
Additional stock based compensation costs	(358,707)	-
Proforma net earnings under US GAAP	$2,807,774	$1,228,921
Proforma basic earnings per share under US GAAP	$0.19	$0.09
Proforma fully diluted earnings per share
under US GAAP	$0.08	$0.04

Using the fair value based method for stock-based compensation, additional costs of approximately $358,707, and $NIL would have been recorded for the years ended December 31, 2003 and 2002.  These amounts were determined using an option pricing model assuming no dividends were paid, options which vest on grant, a weighted average volatility of the Company’s share price of 115% and a weighted average annual risk free rate of 4% in 2003.

g)

Comprehensive Income

The Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted on January 1, 1999.  SFAS 130 establishes standards for the reporting and display of comprehensive income and its components.  The impact of adopting SFAS 130 on the Company’s financial statement is as follows:

	2004	2003	2002

Net earnings (loss) under US GAAP	$318,135	$3,166,481	$1,228,921
Other comprehensive income:
Cumulative translation adjustments	(5,079)	88,213	(13,673)
Comprehensive net earnings (loss) under US GAAP	$ 313,056	$3,254,694	$1,215,248

h)

Statement of Cash Flows

There is no difference in net cash flows from Operating, Financing, and Investing Activities between US and Canadian GAAP.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

i)

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”.  SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  SFAS 148 also requires prominent disclosure in the “Summary of Significant Accounting Policies” of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for the Company’s 2002 fiscal year, and adopted by the Company effective January 1, 2004 as disclosed in Note 18(g).

In November 2004, the FASB issued SFAS 151, “Inventory Costs-an amendment of ARB No.4, Chapter 4”. SFAS 151 clarify  the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material to be recognised as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 151 will have a significant impact on its financial statements.

In December 2004, the FASB issued SFAS 153, “Exchange of Nonmonetary Assets – an amendment of APB Opinion No.29”. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary assets exchange occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 153 will have a significant impact on its financial statements.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below:

STATEMENT OF OPERATIONS

	2004	2003	2002

Net earnings as reported
under Canadian GAAP	$ 80,279	$ 2,551,496	$ 334,078
Accounting for interest (a)	311,618	780,141	1,431,391
Financial instruments (c)	31,157	54,423	90,050
Write-down of inventory (e)	192,642	-	-
FIT adjustment	(297,561)	(219,579)	(626,598)
Net earnings (loss) under US GAAP	318,135	3,166,481	1,228,921
Basic earnings (loss) per share	$ 0.01	$ 0.21	$ 0.09
Weighted average number of common shares	24,290,814	15,113,823	14,264,508
Diluted earnings (loss) per share	$ 0.01	$ 0.09	$ 0.04
Weighted average number of common shares	34,789,122	34,663,657	34,663,657

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below (continued):

BALANCE SHEET

		2004	2003

Assets

Inventory	- Canadian GAAP	$ 10,922,419	$9,040,873
	- Interest capitalized (a)	(514,236)	(658,850)
	- Financial instruments (c)	(23,266)	(54,423)
	- Write-down of inventory (e)	192,642	-
	- US GAAP	$ 10,577,559	$ 8,327,600

Ginseng crops current	- Canadian GAAP	$ 7,692,733	$ 4,915,618
	- Interest capitalized (a)	(218,799)	(190,394)
	- US GAAP	$7,473,934	$ 4,725,224

Ginseng crops	- Canadian GAAP	$ 13,176,423	$11,732,216
	- Interest capitalized (a)	(68,470)	(263,879)
	- US GAAP	$13,107,953	$11,468,337

Liabilities

Future income taxes	- Canadian GAAP	$ 2,233,000	$2,185,000
	- Interest capitalized (a)	(294,409)	(523,159)
	- Write-down of inventory (e)	68,812	-
	- US GAAP	$ 2,007,403	$1,661,841

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below (continued):

BALANCE SHEET (continued)

		2004	2003
Shareholders' Equity

Share Capital	- Canadian GAAP	$38,246,209	$38,200,398
	- Stock options (f)	(20,626)	-
	- US GAAP	$ 38,225,583	$38,200,398

Contributed Surplus	- Canadian GAAP	$ 338,081	$-
	- Stock dividend (d)	8,374,397	8,374,397
	- Stock options (f)	(338,081)	-
	- US GAAP	$ 8,374,397	$8,374,397

Additional Paid-in Capital	- Canadian GAAP	$-	$-
	- Financial instruments (c)	1,062,069	1,062,069
	- US GAAP	$1,062,069	$1,062,069

Deficit	- Canadian GAAP	$(7,324,326)	$(7,045,898)
	- Interest capitalized (a)	(530,362)	(589,964)
	- Financial instruments (c)	(1,062,069)	(1,116,492)
	- Stock dividend (d)	(8,374,397)	(8,374,397)
	- Write-down of inventory (e)	123,830	-
	- Stock options (f)	358,707	-
	- US GAAP	$ (16,808,617)	$ (17,126,751)