Form 20-F
period 2005-12-31
CHAI NA TA CORP
filed 2006-04-03
CIK 889329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F ANNUAL REPORT

YEAR ENDED DECEMBER 31, 2005

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

UNIT 100 – 12051 HORSESHOE WAY, RICHMOND, BRITISH COLUMBIA   V7A 4V4

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

FOR YEAR ENDED DECEMBER 31, 2005

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3

KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended December 31, 2005, 2004 and 2003 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent registered Chartered Accountants as indicated in their report which is included elsewhere in this Annual Report.  The selected financial data set forth for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 are derived from the Company's audited consolidated financial statements.

The selected financial data should be read in conjunction with the Company’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this report.

Table No. 1 is derived from the audited consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in the footnotes to the audited consolidated financial statements.  The value of the U.S. Dollar relative to the Canadian Dollar was approximately 1.17 as of December 31, 2005.

		Table No. 1
	Selected Financial Data (CDN$ in 000, except Earnings/Loss per Share and Share Data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01

Canadian GAAP
Revenue	5,826	7,425	16,581	16,017	13,886
Gross Profit	338	2,571	6,368	1,674	2,205
Operating Profit (Loss) (5)	(11,738)	103	3,698	(31)	(2,404)
Net Income (Loss) (5)	(8,131)	80	2,551	334	(2,157)
Operating Profit (Loss) per Share (5)	(0.48)	0.00	0.24	(0.00)	(0.17)
Earnings (Loss) per Share – basic (5)	(0.33)	0.00	0.17	0.02	(0.15)
Earnings (Loss) per Share – diluted (5)	(0.33)	0.00	0.07	0.01	(0.15)

Weighted Average Number of Common Shares (3)	24,299	24,291	15,114	14,265	14,265
Diluted Number of Common Shares (4)	24,299	34,789	34,664	34,664	14,265

Dividends per Share	0	0	0	0	0
Working Capital	4,917	11,437	14,761	12,117	10,012
Ginseng Crops (1)	19,349	20,869	16,648	18,500	19,812
Capital Assets	6,589	9,171	6,950	6,649	8,095
Total Assets	36,751	41,341	36,119	36,212	41,128
Net Assets	23,714	31,272	31,172	28,532	28,212
Term Debt – Non Current	2,450	279	86	26	147
Capital Stock	38,246	38,246	38,200	38,200	38,200

US GAAP
Revenue	5,826	7,425	16,581	16,017	13,886
Gross Profit (Loss)	(9,082)	2,480	6,182	3,424	2,201
Operating Profit (Loss)	(10,751)	723	4,531	1,728	(575)
Net Income (Loss)	(7,770)	318	3,166	1,229	(1,742)
Operating Profit (Loss) per Share	(0.44)	0.03	0.30	0.12	(0.04)
Earnings (Loss) per share- basic	(0.32)	0.01	0.21	0.09	(0.12)
Earnings (Loss) per Share – diluted	(0.32)	0.01	0.09	0.04	(0.12)
Dividends per Share	0	0	0	0	0

Working Capital	4,877	10,873	13,857	10,594	7,505
Ginseng Crops (2)	19,276	20,582	16,194	17,222	17,809
Capital Assets	6,589	9,171	6,950	6,649	8,095
Total Assets	36,706	40,709	34,951	34,210	37,604
Net Assets	23,668	30,866	30,527	27,273	26,057
Term Debt – Non Current	2,450	279	86	26	147
Capital Stock	39,288	39,288	39,262	39,262	39,262

1.

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. Total acreage under cultivation, is 1,240 acres at December 31, 2005.  The Company values these plants and the acreage at the lower of cost or net realizable value.

2.

Under US GAAP, the interest capitalised into Ginseng Crops would not be eligible for capitalisation.  These amounts would be expensed in the period incurred.  For US GAAP, the write-down of inventory and certain crop costs would be included as part of cost of goods sold and therefore, the reclassification would impact reported gross profit for the period. (see audited financial statement note 20).

3.

Figures in thousands.  In 2003, 10,000,000 preferred shares have been converted into common shares on a 1:1 basis. In 2004, 34,500 shares were issued for stock options exercised.

4.

In 2005, 10,399,149 preferred shares and options to purchase 437,000 shares of common stock were outstanding but were not included in the computation of diluted number of common shares because their effect would have been anti-dilutive.

5.

During 2005, the Company incurred write-downs of $9,978,902 on inventory and crop costs which caused a significant decrease in operating earnings (loss) and net earnings (loss) in total and on a per share basis compared to prior years.

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

Table No. 2

U.S. Dollar/Canadian Dollar

Fiscal Year Ended

Average

High

Low

Close

12/31/05

1.21

1.27

1.14

1.16

12/31/04

1.30

1.39

1.20

1.20

12/31/03

1.40

1.57

1.29

1.30

12/31/02

1.57

1.61

1.51

1.58

12/31/01

1.55

1.60

1.50

1.59

Month Ended

High

Low

Close

02/28/06

1.16

1.14

1.14

01/31/06

1.18

1.14

1.14

12/31/05

1.18

1.14

1.17

11/30/05

1.20

1.15

1.17

10/31/05

1.19

1.16

1.18

09/30/05

1.19

1.16

1.17

The closing rate of exchange was 1.14 on February 28, 2006.

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

Going Concern

The Company has experienced a significant loss for the year ended December 31, 2005, due to a low selling price of ginseng and has an accumulated deficit of $15,455,395 as at December 31, 2005. The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company under common control. The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its major shareholder and creditors.

Agricultural Risks

The Company’s primary business is the cultivation and marketing of North American ginseng. Ginseng farming is subject to agricultural risks such as weather and disease and risks of low yields, poor crop quality, and crop failure.  To minimize these risks, the Company employs an extensive team of plant science specialists, diversifies its farms to multiple sites in British Columbia and Ontario, and undertakes a wide array of crop risk management techniques to protect against disease, drought and pests. Although insurance is available to cover such risks, the relatively high costs have resulted in the Company electing to self-insure due to the following:

a)

The Company's "Integrated Crop Management System" starts with the selection of the most suitable pieces of property and continues with spray programs and regular monitoring.  Crops are monitored daily by experienced, degreed agrologists.

b)

The Company’s acreage is segregated into a variety of sites in diverse growing regions.  This, combined with the large number of acres under cultivation, is expected to minimise the impact on the Company should any site specific problems occur.  Any problems are expected to be isolated to a particular site.

c)

The Company's experience indicates that costs to insure are excessive relative to the past history of infrequent and limited crop losses.

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

North American ginseng root prices increased significantly at the beginning of the selling season in late 2003 but trended downwards in 2004 due to market adjustments and the persistent strong Canadian dollar relative to the United States and Hong Kong dollars. Management believes that this led buyers in China and Hong Kong to be cautious on subsequent purchasing decisions.  In 2005, management believes that ginseng buyers remained hesitant to buy root and resistant to carrying inventory due to concerns about currency fluctuations which caused ginseng prices to fall to very low levels.  Although the Company believes that prices will improve towards the end of 2006, significant changes in the supply of or demand for North American ginseng may adversely impact the price of ginseng roots and have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

The Ministry of Commence of the People’s Republic of China announced an order to stop the import of cultivated North American ginseng to China for the purpose of contract processing in China and then re-export. The announcement was effective on November 1, 2004 and the Company anticipates that there could be an impact on the demand for and the prices of North American ginseng; however, based on information available to date the Company does not believe that there has been a significant impact attributable to this announcement..

On July 21, 2005, the People’s Bank of China announced an increase of 2.1% in the value of the Chinese renminbi in relation to the US dollar.  The bank also announced that it will no longer fix the renminbi to the US dollar but instead will fix it to a market basket of currencies.  However, the Company is not aware of any significant impact on the demand for and the prices of North American ginseng as a direct result of this change in the monetary policy of the People’s Republic of China.

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

Availability of Suitable Land

The Company leases approximately 1,454 acres and owns 270 acres of farm land in Canada of which 1,240 are currently under ginseng cultivation.  Generally, the Company uses farm land only for one ginseng crop as it is generally believed that ginseng depletes the soil of nutrients necessary for a second successful ginseng crop.  In 2005 the Company announced that it will no longer plant in British Columbia due to the continued province-wide rust problem and the downward price pressure on ginseng grown in that region.  Although the Company believes that the southern region of Ontario will continue to have available farm land that could be used for ginseng farming, there can be no assurances that the Company will be able to secure leases on terms similar to existing leases or acquire suitable farm land at reasonable prices.  The inability to secure suitable farm land through leases or through acquisitions could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

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

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers.  During the years ended December 31, 2005, 2004 and 2003, the Company had sales of approximately 79%, 79%, and 90% to its top four customers in each year, respectively.  The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue.  Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

During the years ended December 31, 2005, 2004 and 2003, the Company had sales of approximately 79%, 83% and 88% to markets in the Far East, primarily China.  The Company expects sales to markets in the Far East to continue to represent the majority, if not substantially all, of the Company’s sales.  Any adverse change in the demand for ginseng from Far East markets may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

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

Market for Common Shares; Potential Volatility of Stock Price

The trading prices of the Common Shares have been subject to wide fluctuations in recent years.  There can be no assurance that the market price of the Common Shares will not significantly fluctuate from its current level.  Furthermore, the existence of a controlling shareholder and the low average trading volumes for the Company’s Common Shares may impact the liquidity of the shares or the ultimate price at which they can be sold.

The Company was advised by the Toronto Stock Exchange (“TSX”) on December 7, 2005 that the TSX is reviewing the Company’s eligibility for continued listing on TSX of the common shares of the Company. The Company is being reviewed under the Remedial Review Process and has been granted 120 days to comply with all requirements for continued listing. If the Company cannot meet the requirements of the TSX on or before April 5, 2006, the Company’s common shares will be delisted 30 days from such date.

Financing of Current Operations

The Company relies on the sale of inventory to fund the planting, maintenance and harvesting of ginseng crops that will be harvested in future years.  Due to the instability of the price of ginseng in 2005, the Company did not sell its usual volume of inventory as the Company could not agree on a selling price that was favorable to the Company.  To fund current operations the Company will first try and sell inventory but if the Company cannot reach acceptable selling terms the Company will attempt to fund current operations with additional financing.  There can be no assurance that capital markets will be conducive to such financing at all or on acceptable terms.  This could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

Long-Term Financing

The Company has historically used term debt financing to finance capital asset acquisitions and short-term borrowings and operating lines to finance crops and working capital needs.  Interest rate risk is managed by arranging most term debt financing with fixed rates for the life of the obligations.  Operating facilities bear interest at floating rates which continued to be at a low level during 2005.

The Company will continue to focus on its farming and marketing initiatives and will also move forward to explore other business opportunities as resources permit.

In order to fund the financial requirements of the Company, including capital for debt repayment and funding for expansion and other activities, additional external sources of financing may be required. The amount of such funding depends on the future profitability of the Company, as well as the pricing of its products in world markets and the scale of any future expansion. The ability of the Company to issue additional equity may be impacted by the limited liquidity in the stock due to low historical trading volumes and significant percentages held by the majority shareholder since the Company’s restructuring in 2000. Further, if the Company decides to and is able to issue additional funds through public or private debt or equity financings to fund operations, new equity securities may have priority rights over existing equity security holders and the percentage ownership of current stockholders may be reduced.  Although future funding may require issues of additional debt or equity; there can be no assurance that capital markets will be conducive to such financing at all or on acceptable terms.

ITEM 4

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company and Operations

Chai-Na-Ta Corp. (“Chai-Na-Ta” and the “Registrant” or the “Company”) was incorporated on August 21, 1981, under the Canada Business Corporations Act.  The Company originally was named Chai-Na-Ta Ginseng Products Limited.  During 1994, the name was changed to Chai-Na-Ta Corp.  Chai-Na-Ta, together with its subsidiaries, is engaged in the growing, processing and marketing of North American ginseng. Ginseng, a woodland plant with species native to both China and North America, is prized for its root which has been the most valuable herb in Oriental medicine for over 2,000 years.  The vast proportion of North American ginseng is farm grown.  Based on discussion with customers, suppliers and review of available farming industry literature, the Company believes that with 1,240 acres currently under cultivation it is the world’s largest producer of North American ginseng.

In January 2006, the Company moved its corporate head office to: Unit 100 - 12051 Horseshoe Way, Richmond, British Columbia, V7A 4V4, the contact person is William Zen, Chairman and C.E.O.; and the telephone number is (604) 272-4118. The head office operations include corporate administration, corporate finance, human resources, sales and marketing, research and development and investor relations.  The Company maintains farms near Lillooet, Kamloops, and Ashcroft in British Columbia, Otterville in Ontario, and has a rented storage facility in Hong Kong.

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

The Company was advised by the Toronto Stock Exchange (“TSX”) on December 7, 2005 that the TSX is reviewing the Company’s eligibility for continued listing on TSX of the common shares of the Company. The Company is being reviewed under the Remedial Review Process and has been granted 120 days to comply with all requirements for continued listing. If the Company cannot meet the requirements of the TSX on or before April 5, 2006, the Company’s common shares will be delisted 30 days from such date.

The Company’s wholly-owned subsidiary, Chai-Na-Ta Farms Ltd. (“CNT Farms”) is headquartered in Richmond, British Columbia and carries out the planting, growing and harvesting of the Company’s ginseng crops.  CNT Farms also handles the storage of the Company’s root inventory and manages the distribution of inventory directly to local customers or to customers in the Far East through CNT Trading (Hong Kong) Limited.  CNT Farms also carries out crop research through its agricultural staff.

The Company also has a wholly-owned subsidiary, Unique Formulations Inc. (“Unique”) which previously operated out of Portland, Oregon as a wholesaler of ginseng and non-ginseng based herbal products to the U.S. market.  As part of the Company’s efforts to reduce operating costs, the Portland office was closed in November 1999 and the operations were then administered from the head office in British Columbia, Canada. The company has been inactive since 2003.

The Company incorporated its wholly-owned subsidiary, CNT Trading (Hong Kong) Limited (“CNT HK”), on October 13, 1999 to carry out direct marketing, sales and distribution functions for North American ginseng in Hong Kong for distribution through Asia.  CNT HK sells ginseng roots directly to brokers, distributors and certain customers in the Far East, primarily China, who use the bulk ginseng root for a variety of purposes.

The Company incorporated its wholly-owned subsidiary, CNT Nutraceuticals Ltd. (“CNTN”) on February 3, 2004 to operate a showroom in Richmond, British Columbia and carry out direct marketing and sales of graded roots and ginseng-based value-added products to customers in Canada.  The direct marketing and operation of the showroom were scaled down in 2005 due to cash flow restraints.  The operations of CNTN in the short-term will be limited to selling existing inventory and to creating custom-made ginseng products for wholesale distribution.

The Company’s principal capital expenditures incurred during 2005, 2004 and 2003 were $373,108, $3,717,752, and $1,718,541, respectively, which primarily related to purchases of property, plant and equipment located in Canada.

Financing

In 2000, a short-term revolving loan of $5 million was established with a company under control of the Company’s principal shareholder, Road King Infrastructure Limited (“Road King”), a Hong Kong-based publicly listed company.  The loan was unsecured and bore interest at prime plus 2.5% per annum.  The outstanding balance of the loan was repaid in full on March 14, 2003.

On December 1, 2003, Road King converted 10,000,000 preferred shares into 10,000,000 common shares thus increasing its ownership to approximately 77% of the outstanding common shares of the Company.

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 from a company under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The Company has fully drawn this loan facility which is due April 4, 2006.

On October 13, 2005, the Company established another revolving loan facility of HK$13,200,000 from the same company under common control under similar terms as noted above. The Company has fully drawn this loan facility which is due April 13, 2007.

On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan bearing interest at prime plus 0.5% per annum for three years from a Canadian chartered bank.  The loan is repayable in monthly instalments of $41,700 plus interest and is secured by specific property of the Company. As at December 31, 2005, $1,208,100 is outstanding of which $1,048,400 will become due within the next twelve months.

As at December 31, 2005, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, the Company has available a $6,500,000 revolving demand operating loan with a Canadian chartered bank that bears interest at bank prime rate plus 0.25% per annum.  As at December 31, 2005, $6,400,000 (2004 - $6,500,000) had been drawn under the operating loan.

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

The Company has chosen to farm in two areas considered ideal for North American ginseng production, British Columbia and Ontario.  The arid interior of southern British Columbia is characterised by extremely dry air and frequent breezes that keep humidity in the gardens low and the leaves dry.  This reduces the risk of leaf blights and root rots.  Although southern Ontario has higher humidity and rainfall than southern British Columbia, the sandy tobacco land allows good drainage, resulting in exceptional growth rates and high quality root.  Careful selection of farm sites and scrupulous attention to garden drainage and ventilation substantially reduces the Company's farming risks, while taking advantage of the excellent growing conditions.  As described below, the Company’s ongoing problem in British Columbia with rusty roots, an aesthetic problem that decreases the perceived value of the root but does not affect its medicinal properties, led to the decision in 2005 to permanently discontinue planting in British Columbia.

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

As at December 31, 2005, the Company has under lease 1,454 acres and owns 270 acres of farmland of which 1,240 are under ginseng cultivation.  The southern region of Ontario has abundant farm land that could be used for ginseng farming and lease costs are relatively low.  In British Columbia land suitable for ginseng cultivation is scarce and leases are expensive. This availability is important because farm land is usually used for only one ginseng crop, the growing of which is generally believed to deplete the soil of nutrients necessary for a second successful ginseng crop.

With 1,240 acres currently under cultivation, 648 in Ontario and 592 in British Columbia, the Company will continue to plant in the Ontario growing region.  However, due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided in the latter half of 2005 to stop planting in British Columbia and to close its British Columbia operations after the projected final harvest in 2008.  The Company planted 188 acres in 2005, significantly less than in prior years, because of its decision to discontinue planting in British Columbia.  The Company does not anticipate significantly increasing its plantings in Ontario therefore the number of acres being harvested will decrease significantly after the British Columbia operation has been closed

Table No. 3
Ginseng Farming Operations

Calendar	New Acreage Planted	Total Acres Under Cultivation	Acres Harvested	Harvest Yield in lbs Per Acre	Total Harvest in lbs

2005	188	1,240	352	2,240	787,402
2004 2003	460 354	1,431 1,211	240 370	2,116 2,096	506,626 775,630
2002	304	1,284	359	2,666	956,996
2001	329	1,339	346	2,816	975,577
2000	289	1,356	366	2,612	957,431
1999	358	1,433	404	2,685	1,083,643
1998	413	1,479	402	2,799	1,130,790
1997	367	1,468	369	2,247	829,433
1996	368	1,470	308	2,150	662,200

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

Competition

The Company produces North American ginseng, which is a distinctly different product from the consumer’s perspective from Asian ginseng grown in Korea and China.  In world markets, North American ginseng represents about 20% of the total ginseng sold.  Based on information obtained through discussion with customers, suppliers and review of available farming industry literature, management estimates that the Company produces approximately 15% of the total North American ginseng supply annually.

Competitors currently producing North American ginseng consist primarily of hundreds of small growers (five to ten acres) located in southern Ontario, central British Columbia and Wisconsin and one large publicly-traded company.

The Company competes through the production of high quality products (including larger four year old root), lower production costs achieved through economies of scale and an extensive marketing and distribution network serving customers in Hong Kong and the Far East.

Marketing and Customers

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers.  The marketing efforts to customers in Hong Kong and the Far East, primarily mainland China, are conducted through the Company’s wholly-owned subsidiary CNT Trading (Hong Kong) Limited.  During the years ended December 31, 2005, 2004 and 2003, the Company had sales of approximately 79%, 79%, and 90% to its top four customers in each year, respectively, all of which were located in Hong Kong.  Although the Company believes that a limited number of customers will continue to represent a significant portion of its total revenue, the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply.

Transfer prices between all the companies in the group are determined based on estimated world market prices at the transaction dates.  Market prices are established with reference to various ginseng brokers in Hong Kong and comparable sales to third parties.

Manufacturing/Processing

Canadian farming and processing operations, conducted through the Company’s wholly-owned subsidiary, CNT Farms., consist of farming, including cultivation, harvesting, washing and drying the root prior to export or sale to the local market.  Substantially, all of the Company’s sales during 2005, 2004 and 2003 involved the sale of bulk root.

The industry as a whole has a limited supply of seed for new plantings.  The supply of seeds comes from those picked each year from mature plants under cultivation.  The seeds are living embryos that must be planted in the following year. As seed cannot be stored for more than one year, its limited shelf life can cause some barrier for future planting.

Manufacturing and processing of value-added products in North America is contracted out to third party manufacturers through the Company’s wholly-owned subsidiaries CNTN and Unique in Canada and the United States, respectively.  Activities in recent years have consisted of a limited amount of sales of herbal health products to distributors in Canada

USA, Canada And Foreign Sales/Assets

During 2005, the Company earned no sales in the United States, $1.2 million in sales in Canada, and $4.6 million in sales in the Far East.

During 2004, the Company earned no sales in the United States, $1.3 million in sales in Canada, and $6.1 million in sales in the Far East.

During 2003, the Company earned $0.2 million in sales in the United States, $1.9 million in sales in Canada, and $14.5 million in sales in the Far East.

As at December 31, 2005, 2004, and 2003, over 99% of the Company’s long lived assets were in Canada.

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

The Company had entered into an agreement to contribute funding to a university in Canada to support a rusty root research project but was discontinued in 2005 due to capital constraints of the Company. Total amounts expended on research and development activities during the years ended December 31, 2005, December 31, 2004 and December 31, 2003 were $46,925, $61,725 and $NIL respectively.

Staffing

As at December 31, 2005, the Company employed approximately 26 salaried full-time people in its operations world-wide.  The Company may hire up to 200 persons for seasonal work in the ginseng farms and for production work in its processing facilities.

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

ORGANIZATIONAL STRUCTURE

Road King, through its subsidiary Herb King International Limited, holds about 77% of the Company’s issued and outstanding common shares and 100% of the Company’s issued and outstanding preferred shares as at December 31, 2005.  Road King is a Hong Kong based publicly traded company, with its core business being the investment, development, operation and management of toll roads and other infrastructure projects in China.

As of December 31, 2005 the Company has the following wholly-owned subsidiaries:

a)

Chai-Na-Ta Farms Ltd. (“CNT Farms”)
incorporated on February 28, 1994 in British Columbia, Canada

b)

Chai-Na-Ta International Ltd. ("CNTI") (Inactive)
incorporated on January 18, 1994 in Barbados

c)

Chai-Na-Ta (Asia) Ltd. (“CNTA”) (Inactive)
incorporated on October 26, 1992 in Barbados

d)

North American Ginseng Enterprises Limited (“NAGEL”) (Inactive)
incorporated on July 6, 1990 in Hong Kong

e)

CNT Nominees Limited. (Inactive)
incorporated on August 6, 1999 in the British Virgin Islands

CNT Trading (Asia) Limited. (Inactive)
incorporated on October 17, 2000 in the British Virgin Islands

f)

CNT Trading (Hong Kong) Limited (“CNT HK”)
incorporated on October 13, 1999 in Hong Kong

g)

Unique Formulations Inc. (“UF”) (Inactive)
incorporated on April 21, 1993 in Oregon, USA

h)

CNT Nutraceuticals Ltd. (“CNTN”)

Incorporated on February 3, 2004 in British Columbia, Canada

An organisation chart of the Company and its affiliates is included in the exhibit (8.1).

PROPERTY, PLANT AND EQUIPMENT

The Company's executive office is located in rented premises of approximately 3,000 square feet at Unit 100 - 12051 Horseshoe Way, Richmond, British Columbia V7A 4V4.  Other office facilities include farm offices located on its farm sites in Cherry Creek, British Columbia, and Otterville, Ontario.  CNT HK's offices and storage are located in rented premises in Hong Kong.

During 2005, the Company entered into two separate agreements to sell both its corporate head office located in Richmond, British Columbia and to sell a parcel of agricultural land near Walhachin, British Columbia to help alleviate cash flow constraints.  Both agreements were completed in January 2006.

The Company holds 1,454 gross acres of farmland under lease in British Columbia and Ontario (Table No. 3) and owns 220 acres of farm land near Kamloops, British Columbia and a 50 acre farm near Otterville, Ontario.  The Kamloops farm cultivates ginseng and is the location of the British Columbia office of CNT Farms.  In 2004, the Company developed a processing facility on the Otterville farm at a total cost of approximately $1.6 million. Beginning in 2004, all Ontario harvested roots have been processed in the new facilities, thereby reducing transportation and handling costs. Currently, 1,240 acres of the agricultural land held by the Company is under cultivation for the production of ginseng.

The Company will continue to plant in the growing regions in Ontario. However, due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided in the latter half of 2005 to stop planting in British Columbia and expects to close its British Columbia operations after the projected final harvest in 2008. New seeding was 188 acres for 2005, 460 acres for 2004, and 354 acres for 2003.  The reduced seeding in 2005 was due to the decision to discontinue planting in British Columbia.  The Company does not anticipate planting additional acreage in Ontario to compensate for the discontinuation of planting in British Columbia.  The Company believes that the current levels of leased and owned lands as well as the lands under cultivation are sufficient to meet the Company’s needs.

The Company cultivates ginseng primarily on leased land.  Agricultural land is normally leased for a 5 year period and land rentals are approximately CDN$450 per year per acre.

Table No. 4
Agricultural Land Leases

Name	Location	Gross Acreage	Expiration

Adam	Norwich, Ontario	111.0	12/31/2007
Ash	Norwich, Ontario	51.0	12/31/2008
Deconinck	Norwich, Ontario	19.2	12/31/2008
Deboer	Kamloops, British Columbia	95.1	08/15/2006
Farmer	Kamloops, British Columbia	30.5	03/01/2008
Gilvesy	Otterville, Ontario	76.0	12/31/2006
Grim Grim	Otterville, Ontario Otterville, Ontario	24.7 13.5	12/31/2006 04/01/2008
GVRD	Ashcroft, British Columbia	51.8	04/13/2008
Halfway	Lillooet, British Columbia	41.6	12/31/2007
Halfway	Lillooet, British Columbia	90.0	12/31/2008
Harper Ranch	Kamloops, British Columbia	91.7	12/31/2007
Harper Ranch	Kamloops, British Columbia	91.3	12/31/2008
Konigshofer	Otterville, Ontario	86.0	12/31/2007
Maitz	Norwich, Ontario	41.0	12/31/2009
Pathy	Otterville, Ontario	67.0	12/31/2007
Pierssens	Norwich, Ontario	67.0	12/31/2008
Porter	Kamloops, British Columbia	18.0	12/31/2006
River Ridge	Norwich, Ontario	85.0	12/31/2009
Schalles	Kamloops, British Columbia	28.0	12/31/2006
Singer	Tillsonburg, Ontario	110.0	12/31/2007
Stewart	Kamloops, British Columbia	39.2	12/31/2007
Talach	Norwich, Ontario	59.2	12/31/2008
Wardle	Otterville, Ontario	36.4	10/31/2006
White	Lillooet, British Columbia	29.7	07/02/2006
		1453.9

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

OPERATING RESULTS

Fiscal year ended 12/31/05 compared with year ended 12/31/04

Revenue fell 22% to $5,825,946 in 2005 from $7,425,037 in 2004.  The decrease in revenue was due to the price of ginseng falling throughout 2005 causing the Company’s average selling price in 2005 to decrease to about $10 per pound compared to about $21 per pound in 2004. The high average selling price in 2004 was mainly due to sales of inventory from contracts that were finalized in late 2003 or early 2004 when prices was high. The reasons for the industry-wide decrease in the price of ginseng since the beginning of 2004 include the strength of the Canadian dollar compared to the Hong Kong and Chinese currencies and the high amount of rusty root and the normal volatility within the ginseng industry. The Company increased its volume of sales by 52% in 2005 compared to 2004.

Cost of goods sold was 94% of sales revenue in 2005 compared to 65% in 2004. The increase in cost of goods sold as a percentage of revenue was due to the lower average sales price in 2005. The Company harvested 787,402 pounds of root in 2005, an increase of 55% from 506,626 pounds in 2004. The Company harvested 352 acres in British Columbia and Ontario, with an average yield of 2,240 pounds per acre. In 2004, the Company harvested 240 acres with an average yield of 2,111 pounds per acre.  The lower yield in 2004 was due to 109 acres being harvested as three-year-old root, one year less than is generally favorable for growth. The Company’s production cost per pound was $14 per pound in 2005 compared to $13 in 2004. The increased cost per pound was due to the additional costs to bring 93 acres of five-year-old root to harvest.

Gross margin was 6% of sales revenue in 2005 compared to 35% in 2004. The low gross margin in 2005 was due to the low average selling price. The margin realized on the sales in 2005 was mostly from the sale of seeds harvested in the third quarter of 2005. The higher gross margin in 2004 was largely attributable to sales of the 2003 harvest at a higher average price which were agreed to at the end of 2003 and the beginning of 2004 prior to the current observed decline in ginseng prices.

Selling, general and administrative expenses were $1,422,323 in 2005, compared to $1,757,134 in 2004. The decrease was primarily due to the reduction in the selling costs associated with the valued-added products and cost saving measures enacted by the management.

Interest on short-term debt increased to $362,722 in 2005 compared to $111,875 in 2004. The increase was due to higher bank borrowings and a loan from a company under common control as a result of the reduction in cash flow from reduced sales.

Interest on long-term debt of $65,276 was incurred on the non-revolving term loan from a Canadian chartered bank and on a loan facility from a company under common control.

In 2005, the Company recorded write-downs on inventory and crop costs of $9,978,902. These write-downs reduced the carrying value of inventory and crop costs to their estimated net realizable value. The write-downs consisted of $9,736,863 on inventory, which includes $2,500,000 on crop costs that were subsequently harvested in 2005, $213,127 on cancelled planting sites and $28,912 on raw materials and supplies used to produce discontinued value-added products.

The write-downs on assets held for sale of $246,498 include $136,210 for the Company head office located in Richmond, British Columbia and $110,288 for land used for planting ginseng near Walhachin, British Columbia. Both properties identified as being held for sale were written-down to their estimated net realizable value less costs to sell and were disposed of in January 2006.

The other loss of $481,042 included foreign exchange losses of $490,748 as well as $9,706 of interest and miscellaneous income. These foreign exchange losses realized in 2005 are mainly the result of a previously deferred exchange loss of $508,721 included in a separate component of shareholders’ equity that was realized when a long-term investment in a foreign subsidiary was repaid during the year.

The Company incurred a net loss of $8,131,069, or $0.33 basic and diluted loss per share in 2005, compared to net earnings of $80,279, or $0.00 basic and diluted earnings per share, in 2004.  The increase in net loss resulted primarily from the reduction of the gross margin on bulk root sales due to low ginseng prices and the write-downs on inventory, crop costs and assets held for sale.

In order to conform Canadian GAAP to U.S. GAAP, cost of goods sold and hence gross margins would be adjusted for differences in accounting for interest capitalized to crop costs and the presentation of the write-down of inventory and crop costs as a component of cost of sales.  Accordingly, cost of goods sold would be increased and gross margins decreased by $9,419,508 for the year ended December 31, 2005 and cost of goods sold would be increased and gross margins decreased by $90,846 for the year ended December 31, 2004.  In addition, the net loss would be decreased by $360,797 for the year ended December 31, 2005 and net earnings increased by $237,855 for the year ended December 31, 2004 reflecting the differences in the accounting for interest, financial instruments and write-down of inventory and related future income taxes. As a result of these adjustments, the net loss under U.S. GAAP would have been $7,770,272 for the year ended December 31, 2005 and the net earnings would have been $318,134 for the year ended December 31, 2004. Basic and diluted loss per share under U.S.GAAP would have been $0.32 for the year ended December 31, 2005 compared to basic and diluted earnings per share of $0.01 for the year ended December 31, 2004.

Fiscal year ended 12/31/04 compared with year ended 12/31/03

Revenue fell 55% to $7,425,037 in 2004 from $16,581,614 in 2003.  The decrease in revenue was primarily due to the 59% decline in sales volume which was caused by the delay in the Company’s customers in China and Hong Kong to make purchasing decisions. Management believes that this was due to the significant increase in the average price of ginseng root at the beginning of the selling season in late 2003 which caused price uncertainty. As well, the strength of the Canadian dollar relative to the currencies principally used by the Company’s customers led to reluctance from buyers to make purchasing decisions. These factors caused the price of ginseng to decrease to levels below which the Company was willing to sell. The average selling price increased to about $21 per pound in 2004 from about $19 per pound in 2003. The increase in 2004 was mainly due to the sales of inventory from contracts that were committed to in late 2003 or early 2004 when the selling price was high.

Cost of goods sold was 65% of sales revenue in 2004, compared to 62% in 2003.  The Company harvested 506,626 pounds of root in 2004, a decrease of 35% from 775,630 pounds in 2003.  The Company harvested 240 acres in British Columbia and Ontario, with an average yield of 2,111 pounds per acre.  This lower yield was due to the harvesting of 109 acres of three-year-old root which usually produces a lower yield because the root has one less year to grow.  In 2003, the Company harvested 370 acres with an average yield of 2,096 pounds per acre.  The lower yield in 2003 was due to frosts that affected the entire industry.  The cost per pound decreased to $13 for the 2004 harvest compared to $14 for the 2003 harvest.

Gross margin was 35% of sales revenue in 2004 compared to 38% in 2003. The higher gross margin in 2003 is largely attributable to the higher margin recorded in the fourth quarter of 2003 due to sales of the 2003 harvest at a higher average price.

Selling, general and administrative expenses were $1,757,134 in 2004, compared $1,651,566 in 2003. The increase in 2004 was primarily due to the expenditure to support a rusty root research project and additional accounting fees for quarterly reviews and Sarbanes-Oxley compliance.

Interest on short-term debt increased to $111,875 in 2004 compared to $18,385 in 2003.  The increase was due to higher bank borrowings caused by the reduction in sales revenue.

In 2004, the Company recorded a write-down on low grade ginseng roots of $599,717 to its estimated net realizable value, due to the downward trend of ginseng root prices after the winter of 2004. The $1,000,000 write-down of crop cost in 2003 resulted from an unusual late frost at one of the Company’s farms in British Columbia that severely damaged 57 acres of ginseng plants scheduled for harvest in 2004.

Other income of $25,668 included foreign exchange gain of $18,451, as well as interest income and other miscellaneous items.

Net earnings dropped to $80,279, or $0.00 basic and diluted earnings per share, compared to 2003 net earnings of $2,551,496, or $0.17 basic earnings per share and $0.07 diluted earnings share. The decrease in net earnings resulted primarily from the reduction in sales in 2004.

In order to conform Canadian GAAP to U.S. GAAP, cost of goods sold and hence gross margins would be adjusted for differences in accounting for interest capitalized to crop costs and the presentation of the write-down of inventory and crop costs as a component of cost of sales.  Accordingly, cost of goods sold would be increased and gross margins decreased by $90,846 for the year ended December 31, 2004 and cost of goods sold would be increased and gross margins decreased by $186,132 for the year ended December 31, 2003.  In addition, net earnings would be increased by $237,855 for the year ended December 31, 2004 and increased $614,985 for the year ended December 31, 2003 reflecting the differences in the accounting for interest, financial instruments and write-down of inventory and related future income taxes. As a result of these adjustments, net earnings under U.S. GAAP would have been $318,134 for the year ended December 31, 2004 and $3,166,481 for the year ended December 31, 2003. Basic and diluted earnings per share under U.S.GAAP would have been $0.01 for the year ended December 31, 2004 compared to basic and diluted earnings per share of $0.21 and $0.09, respectively, for the year ended December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal year ended 12/31/05 compared with year ended 12/31/04

The cash deficit from operations was $4,017,939 compared to $2,189,547 in 2004. The Company’s cash and cash equivalents as at December 31, 2005 was $42,551 compared to a balance of $88,627 at December 31, 2004, a decrease of $46,076.  The significant decrease in cash from operations in 2005 was mainly due to the decrease in sales net of amounts uncollected at the end of the respective years.

The working capital position of the Company at December 31, 2005 was a surplus of $4,917,442 compared to a surplus of $11,436,819 at December 31, 2004. This decrease came about mainly because of the $9,789,902 in write-downs on the inventory and crop costs and because of the increase in short-term borrowings, accounts payable and the current portion of long-term debt needed to maintain current plantings. Both the write-down of inventory and the increase in various current liabilities were due to the decrease in the selling price of ginseng.

Current and non-current crop cost expenditures before depreciation and interest totaled $9,002,827 as compared to $9,490,092 in 2004. The decrease in expenditures was due to savings from reduced plantings in 2005 compared to 2004 and cost savings measured enacted by management.

The Company had drawn $6,400,000 of the available $6,500,000 revolving demand operating loan with a Canadian chartered bank, as of December 31, 2005.  The Company has secured another $1,500,000 non-revolving term loan bearing interest at prime plus 0.5% per annum for three years from the same Canadian chartered bank with $1,208,100 outstanding as at December 31, 2005. The term loan is secured by specific properties of the Company including the two pieces of properties that are classified as assets held for sale at December 31, 2005.

On April 4, 2005 the Company established a revolving loan facility of HK$10,000,000 (approximately $1.6 million) from More Growth Finance Limited, a fellow subsidiary of the Company's parent company Road King Infrastructure Limited.  The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate).  The Company has fully drawn the loan facility which is due April 4, 2006.

On October 13, 2005, the Company secured an additional HK$13,200,000 (approximately $2.0 million) from More Growth Finance Limited.  The terms of the additional loan facility are similar to the existing loan facility with the exception of the due date which is April 13, 2007.

Capital expenditures of $163,922 during the 2005 period were mainly for the purchase of equipment and sunshade for the farms operations. The Company also acquired equipment under purchase loans during 2005 for $209,200.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, available bank borrowings and related party borrowings, may not be sufficient to meet its working capital and operating requirements in 2006. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available on terms favorable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to continue as a going concern will be dependant on the continuing support of its principal shareholder and its creditors.

As at December 31, 2005 the Company had the following contractual obligations and commercial commitments:

Table No. 5

Contractual Obligations

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	2-3 Years	4-5 Years	After 5 Years
Long-term Debt (1)	$3,681,588	$1,231,540	$2,424,345	$ 25,703	$ 0
Operating Leases (2)	$ 292,764	$ 109,982	$ 148,582	$ 34,200	$ 0
Agricultural Land Leases (3)	$1,618,250	$ 711,830	$ 823,620	$ 82,800	$ 0
Total Contractual Obligations	$5,592,602	$2,053,352	$3,396,547	$142,703	$ 0

(1)

Long-term debt includes the term loan from a Canadian chartered bank at an interest rate of prime plus 0.5% per annum, a loan from a company under control at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) and various equipment purchase loans at interest rates up to 6.9% per annum.

(2)

Operating leases comprise of the Company’s long-term leases of equipment and vehicles.

(3)

The Company has committed to agricultural land rentals in British Columbia and Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table above:

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain premises. As the Company does not expect to incur any costs in connection with this indemnification, no amounts have been accrued as of December 31, 2005.

The Company has become involved in a legal proceeding as a result of an automobile accident.  The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company

Subsequent to the end of the year, the Company also became involved in a legal proceeding with a landlord as a result of the return of land that had been leased by the Company. The amount of the claim is not material and the Company does not expect the outcome to materially impact the financial condition, earnings or cash flows of the Company.

The Company is committed to maintain its ginseng crops from the time of initial planting to the time of harvesting which usually takes three to four years. The cost to maintain these crops is financed through the sale of inventory and available bank borrowings.

The Company has no significant purchase obligations as at December 31, 2005.

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

Capital expenditures of $3,375,669 during the 2004 period were mainly for the purchase of the agricultural land in British Columbia and construction costs and related equipment for the new Ontario processing facilities.  The Company also acquired equipment under purchase loans during 2004 for $342,083.

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

Ginseng crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews the carrying value of ginseng crops for evidence of impairment in value.  Included in the cost of crops are seed, labour, applicable overhead, interest (See Note 2(f) to the consolidated financial statements) and supplies incurred to bring a crop to harvest.  The determination of impairment requires complex calculations and significant management estimates with respect to future costs to bring the crop to harvest, demand for and the market price of ginseng roots upon harvest and expectations as to the yield and quality of ginseng roots harvested.  The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground.  Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required to bring the crops to harvest.

Assets Held for Sale

The Company entered into an agreement to sell the corporate head office with a completion date of January 16, 2006 and another agreement to sell a piece of agricultural land located near Walhachin, British Columbia with a completion date of January 31, 2006. Both agreements were subject to the removal of certain conditions which were met and both sales were transacted on their respective completion dates. The Company has recorded these assets as assets held for sale as at December 31, 2005, and has reduced their carrying value to estimated net realizable value less selling costs.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No.20 and FASB Statement No. 3”. This Statement replaces AOB Opinion No. 20 and FASB Statement No. 3. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a significant impact on its consolidated financial statements.

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47 “Accounting fro Conditional Asset Retirement Obligations - an Interpretation of FASB Statement No. 143” which clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity.  The Company’s adoption of FIN No. 47 did not have a significant impact on its consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 153, “Exchange of Nonmonetary Assets – an amendment of APB Opinion No.29”. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non monetary assets exchange occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 153 will have a significant impact on its consolidated financial statements.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 151, “Inventory Costs-an amendment of ARB No.4, Chapter 4”. SFAS 151 clarify  the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material to be recognised as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently in the process of determining the impact that the adoption of SFAS 151 will have on its financial statements.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS 132(revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No.87, 88 and 106”. SFAS 132(revised 2003) requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flow, and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. Estimated future benefit payments, and all other new disclosure requirements for foreign plans and non-public entities are effective for years ending after June 15, 2004. The Company adoption of SFAS 132(revised 2003) did not have a significant impact on its financial statements.

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

Table No. 6 Directors
		Date First
Name	Age	Elected

William Zen	58	May, 2000
Dr. Eric Littley	51	June, 2001
Peter Leung (1)	46	August, 2001
Leslie (Les) Lumsden (1)	60	February, 2002
Steven Hsieh (1)	51	February, 2002
Wilman Wong	50	November, 2005

(1)

Member of the Audit Committee of the Board of Directors

Mr. William Zen, Chairman and CEO of the Company, is a resident of Hong Kong. Mr. Zen holds a Bachelor of Science and a Master of Business Administration degree. He has extensive experience in civil engineering, construction material and infrastructure development in Hong Kong, Taiwan and China. In addition, he is also Chairman of Road King Infrastructure Limited, a corporation listed on the Hong Kong Stock Exchange which owns approximately 77% of the issued and outstanding common shares and 100% of the issued and outstanding preferred shares of the Corporation. Mr. Zen also serves as a director and officer of numerous other public and private companies.

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

Mr. Wilman Wong, Director and Officer of the Company, is a resident of British Columbia, Canada. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Institute of Certified Public Accountants. Mr. Wong has over 20 years experience in auditing, taxation, secretarial and financial management

Officers

Table No. 7 lists as of February 28, 2006 the names of all of the Executive Officers of the Company.  The Executive Officers are elected annually by the Directors following the Annual General Meeting and serve until the earlier of their resignation or termination with or without cause by the Directors.  Each Executive Officer has continuously served in his respective position from the date indicated in Table No. 7 unless otherwise indicated in his resume data following Table No.7.

Table No. 7 Executive Officers

Name	Age	Title	Date First Affiliated
William Zen	58	Chairman & C.E.O.	May, 2000
Wilman Wong	50	CFO & Corporate Secretary	June, 2000

Mr. William Zen, Chairman and CEO of the Company, is a resident of Hong Kong. Mr. Zen holds a Bachelor of Science and a Master of Business Administration degree. He has extensive experience in civil engineering, construction material and infrastructure development in Hong Kong, Taiwan and China. In addition, he is also Chairman of Road King Infrastructure Limited, a corporation listed on the Hong Kong Stock Exchange which owns approximately 77% of the issued and outstanding common shares and 100% of the issued and outstanding preferred shares of the Corporation. Mr. Zen also serves as a director and officer of numerous other public and private companies.

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

COMPENSATION

The Company has a standard arrangement for compensating its Directors for their service in their capacity as Directors.  In addition, Directors may be granted stock options.  Directors received compensation during the year ended December 31, 2005, for their services as a Director including committee participation and/or special assignments as described below.

The Company also grants stock options to Executive Officers and employees from time to time.

Table No. 8 lists the compensation during the year ended December 31, 2005, for Executive Officers and Directors.

Table No. 8 Director/Officer Compensation Year Ended December 31, 2005

		Option Exercise	Total
Officer/Director	Salary/Bonus/Other	Net Market Value	Compensation

William Zen	$ 0	$0	$ 0
Wilman Wong	103,234	$0	103,234
C.K. (Chris) Lam	131,934	$0	131,934
Other Directors/Officers	29,770	$0	29,770
Total	$264,938	$0	$264,938

Option Exercise Net Market Value is computed by subtracting the cost of exercising the stock option from the market value of the respective shares of common stock on the date of exercise.  140,600 stock options had been granted to officers/directors as at December 31, 2005.

No funds were set aside or accrued by the Company during the year ended December 31, 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in the year ended December 31, 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

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

EMPLOYEES

During fiscal 2005, the Company employed 31 persons on a full time basis and 170 persons on an hourly basis.

During fiscal 2004, the Company employed 31 persons on a full time basis and 213 persons on an hourly basis.

During fiscal 2003, the Company employed 32 persons on a full time basis and 230 persons on an hourly basis.

The Company is not a party to any material labour contract or collective bargaining agreement.

SHARE OWNERSHIP

Table No. 9 lists the share ownership in the Company by the Executive Officers and Directors as at February 28, 2006.

Table No. 9 Share Ownership of Directors/Officers as at February 28, 2006

Officer/Director	Title	Approximate Number of Shares
William Zen	Chairman/CEO	(1)
Wilman Wong	CFO/Corporate Secretary	-
Other Directors		2,000

(1) 18,823,513 common shares and 10,399,149 preferred shares of the Corporation are owned by Herb King International Limited, of which William Zen is a Director.

STOCK OPTIONS

The Company has a total of 785,000 shares reserved for issue under the Plan. As of February 28, 2006, options to purchase 437,600 shares were outstanding while 159,268 options remain available for issuance under the Plan.

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

2.

there shall not be issued to insiders, within a one-year period, a number of shares exceeding 10% of the outstanding issue; or

3.

there shall not be issued to any one insider and such insider’s associated parties, within a one year period, a number of shares exceeding 5% of the outstanding issue. The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 10 as of February 28, 2006, as well as the number of options granted to employees and all others as a group.  The exercise price of the options is stated in Canadian dollars.

Table No. 10 Share Purchase Options Outstanding at February 28, 2006

			CDN$
		# of Shares of	Exercise	Expiration
Name	Title	Common Stock	Price	Date

Wilman Wong	Director/CFO	34,300	0.7300	12/15/2008
Steven Hsieh	Director	18,000	0.7300	12/15/2008
Eric Littley	Director	18,000	0.7300	12/15/2008
Peter Leung	Director	18,000	0.7300	12/15/2008
Leslie Lumsden	Director	18,000	0.7300	12/15/2008

Employees (14 persons)		297,000	0.7300	12/15/2008

Others		34,300	0.7300	03/02/2006

Total Officers/Directors/Employees/Others		437,600	0.7300

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

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The Company is a publicly owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. As of December 31, 2005 (latest record date), the following persons and/or companies held 5% or more beneficial interest in the Company's outstanding common stock.

Herb King International Limited	18,823,513 (77.47%) common shares,
preferred shares. and 10,399,149 (100%)

The authorized capital of the Company consists of an unlimited number of shares of common stock without par value of which 24,299,008 were issued/outstanding as of December 31, 2005 and 21 million Series 1 non-voting, non-cumulative preferred shares convertible into common shares on a 1:1 basis of which 10,399,149 were issued/outstanding at December 31, 2005.

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

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 from the same fellow subsidiary. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The Company has fully drawn this loan facility which is due April 4, 2006. On October 13, 2005, the Company established another revolving loan facility of HK$13,200,000 from the same fellow subsidiary with similar terms except the due date. The Company has fully drawn this loan facility which is due April 13, 2007.

ITEM 8

FINANCIAL INFORMATION

 CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

The Company's audited consolidated financial statements are set forth under Item 17.

Legal Proceedings

The Company has become involved in a legal proceeding as a result of an automobile accident.  The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company

Subsequent to the end of the year, the Company also became involved in a legal proceeding with a landlord as a result of the return of land that had been leased by the Company. The amount of the claim is not material and the Company does not expect the outcome to materially impact the financial condition, earnings or cash flows of the Company.

Other than the above, the Company does not know of any material, active or pending legal proceedings against any companies in the group, nor is the Company involved as a plaintiff in any material proceedings or pending litigation.

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

On December 7, 2005, the Company was notified by the TSX that the eligibility of the Company’s continued listing on the TSX was being reviewed. The Company has been granted 120 days to comply with the requirement for continued listing but if the Company cannot meet those requirements on or before April 5, 2006, the Company’s securities will be delisted 30 days from such date.

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

Toronto Stock Exchange Stock High/Low Prices (CDN Dollars)

Year
Ended	High	Low

12/31/05	$0.68	$0.21
12/31/04	1.43	0.50
12/31/03	1.04	0.26
12/31/02	0.49	0.18
12/31/01	0.60	0.25

Quarter
Ended	High	Low

12/31/05	0.38	0.21
09/30/05	0.40	0.31
06/30/05	0.49	0.30
03/31/05	0.68	0.45

12/31/04	0.76	0.50
09/30/04	0.98	0.78
06/30/04	1.20	0.88
03/31/04	1.43	0.67

Month
Ended	High	Low

02/28/06	0.20	0.20
01/31/06	0.17	0.17

12/31/05	0.21	0.21
11/30/05	0.34	0.21
10/31/05	0.38	0.33
09/30/05	0.40	0.31

The following tables set forth the high/low prices on NASDAQ OTC Bulletin Board for shares of the Company's common stock for each of the last five years, each of the quarters in the two most recently completed financial years and monthly for each of the most recent six months.

NASDAQ Stock High/Low Prices (US Dollars)

Year
Ended	High	Low

NASDAQ OTCBB:

12/31/05	$0.50	$0.11
12/31/04	1.24	0.38
12/31/03	0.90	0.10
12/31/02	0.22	0.06
12/31/01	0.40	0.16

Quarter
Ended	High	Low

NASDAQ OTCBB:

12/31/05	0.28	0.11
09/30/05	0.50	0.23
06/30/05	0.37	0.25
03/31/05	0.41	0.37

12/31/04	0.63	0.38
09/30/04	0.65	0.55
06/30/04	0.87	0.65
03/31/04	1.24	0.51

Month
Ended	High	Low

02/28/06	0.10	0.10
01/31/06	0.11	0.11

12/31/05	0.23	0.11
11/30/05	0.28	0.18
10/31/05	0.28	0.25
09/30/05	0.28	0.23

The Company's common stock is issued in registered form and the following information is taken from the records of Computershare located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

On February 28, 2006, the shareholders' list for the Company's common stock showed 322 registered shareholders and depositories with 24,299,008 shares outstanding.  8% of these shares are held in Canada, 15% in the United States and 77% are held internationally. Based upon the number of proxy statements and annual reports requested by shareholders and brokers for the Company's last annual shareholders' meeting and other research, the Company believes it has in excess of 1,650 beneficial owners of its common stock.

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

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets.  In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or an acceptable credit rating. Payments or deposits are usually received before shipments of inventory.  Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established.  The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency.  A minor portion of the Company’s revenues and receivables are denominated in U.S. dollars and Hong Kong dollars as well as loans from a company under company control which are denominated in Hong Kong dollars.  The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposures to any one currency by repatriating any excess funds.  The Company may also from time to time utilize foreign exchange contracts to hedge against exchange risks.

The Company’s revenues and earnings are also impacted by the world price of ginseng root which is determined by reference to a number of factors including the supply and demand for North American ginseng root, negotiations between buyer and seller, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currency used by the Company’s customers.  A percentage change in the market price of ginseng root will tend to have a corresponding impact on the revenues reported by the Company. An increase in the selling price by $1 per pound will increase the Company’s net earnings by approximately $800,000 (based on the 2005 harvest of 787,402 pounds) and a decrease in the selling price by $1 per pound would have an equally negative impact on net earnings.

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

ITEM 16B CODE OF ETHICS

On May 6, 2005, the Company has adopted a code of ethics that applies to its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The Company undertake to provide to any person without charge, upon request, a copy of such code of ethics in either of the following ways:

By mail to:  Chai Na Ta Corp.

                    Unit 100 – 12051 Horseshoe Way,

                    Richmond, British Columbia V7A 4V4

By e-mail to: info@chainata.com

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP acts as the Company’s principal independent auditor for the years ended December 31, 2005 and 2004.  The following table discloses the aggregate fees for professional services rendered by Deloitte & Touche LLP in 2005 and 2004.

	2005 CDN’000	2004 CDN’000
Audit Fees (1)	131	123
Audit -related Fees (2)	-	38
Tax Fees (3)	-	-
All Other Fees	-	-
Total	131	161

(1)

Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements and fees billed for reviews of interim financial statements as well as fees billed for services relating to the review of documents filed with the SEC.

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

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17

FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in footnotes to the audited consolidated financial statements.  The value of the U.S. dollar in relationship to the Canadian dollar was approximately 1.17 as of December 31, 2005.

Audited Consolidated Financial Statements and Financial Statement Schedules:

Report of Independent Registered Chartered Accountants, dated March 11, 2006

Consolidated Balance Sheets as at December 31, 2005 and December 31, 2004

Consolidated Statements of Operations for the years ended December 31, 2005, December 31, 2004 and December 31, 2003.

Consolidated Statements of Deficit for the years ended December 31, 2005, December 31,   2004 and December 31, 2003.

Consolidated Statements of Cash Flows for the years ended December 31, 2005, December 31, 2004 and December 31, 2003.

Consolidated Statements of Crop Costs for the years ended December 31, 2005, December 31, 2004 and December 31, 2003.

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

Chai-Na-Ta Corp
Registrant

By:	“WILMAN WONG”
Dated: March 31, 2006	Wilman Wong, Chief Financial Officer

Report of Independent Registered Chartered Accountants

 and Consolidated Financial Statements

CHAI-NA-TA CORP.

(Stated in Canadian dollars)

DECEMBER 31, 2005, 2004 AND 2003

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors of Chai-Na-Ta Corp.

We have audited the consolidated balance sheets of Chai-Na-Ta Corp. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit, cash flows and crop costs for each of the years in the three year period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations, its cash flows and its crop costs for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

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

On March 11, 2006, we reported separately to the shareholders of Chai-Na-Ta Corp. on our audits, conducted in accordance with Canadian generally accepted auditing standards, on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia

March 11, 2006

Comments by Auditors on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated March 11, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Chartered Accountants

Vancouver, British Columbia

March 11, 2006

CHAI-NA-TA CORP.

CHAI-NA-TA CORP.

Consolidated Balance Sheets

(Stated in Canadian Dollars)

As at December 31	2005	2004

ASSETS

Current assets
Cash and cash equivalents	$42,551	$88,627
Accounts receivable and other receivables	113,597	187,170
Inventory (Note 13)	7,199,091	10,922,419
Ginseng crops (Note 3 and 13)	6,546,059	7,692,733
Prepaid expenses and other assets	52,538	102,566
Assets held for sale (Note 12)	1,550,860	-
	15,504,696	18,993,515

Ginseng crops (Note 3)	12,802,486	13,176,423

Property, plant and equipment (Note 4)	6,589,248	9,170,878

Future income taxes (Note 5)	1,855,000	-
	$36.751,430	$41,340,816
LIABILITIES

Current liabilities
Bank indebtedness (Note 6)	$6,400,000	$6,931,634
Short-term borrowings (Note 7)	1,504,000	-
Accounts payable and accrued liabilities	1,447,840	496,128
Customer deposits (Note 8)	3,874	-
Current portion of long-term debt (Note 9)	1,231,540	128,934
	10,587,254	7,556,696

Long-term debt (Note 9)	2,450,048	279,008

Future income taxes (Note 5)	-	2,233,000
	13,037,302	10,068,704

SHAREHOLDERS’ EQUITY

Share capital (Note 10)	38,246,209	38,246,209
Contributed surplus (Note 10)	338,081	338,081
Cumulative translation adjustments (Notes 2(i) and 14)	585,233	12,148
Deficit	(15,455,395)	(7,324,326)
	23,714,128	31,272,112
	$36,751,430	$41,340,816

Commitments (Note 15)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

“William Zen”	“Steven T.M. Hsieh”

William Zen Chairman and Chief Executive Officer	Steven T.M. Hsieh Director

CHAI-NA-TA CORP.

Consolidated Statements of Deficit

(Stated in Canadian Dollars)

Years ended December 31	2005	2004	2003

Balance, beginning of year	$(7,324,326)	$(7,045,898)	$(9,597,394)
Change in accounting policy for stock based
compensation (Note 2(1))	-	(358,707)	-
Net (loss) earnings	(8,131,069)	80,279	2,551,496
Balance, end of year	$(15,455,395)	$(7,324,326)	$(7,045,898)

   See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.

Consolidated Statements of Operations

(Stated in Canadian Dollars)

Years ended December 31	2005	2004	2003

Revenue	$5,825,946	$7,425,037	$16,581,614

Cost of goods sold	5,488,252	4,853,700	10,213,121
	337,694	2,571,337	6,368,493

Selling, general and administrative expenses	1,422,323	1,757,134	1,651,566
Interest on short-term debt (Note 7)	362,722	111,875	18,385
Interest on long-term debt (Note 9)	65,276	-	-
Write-down of assets held for sale (Note 12)	246,498	-	-
Write-down of inventory and crop costs (Note 2(e) and 13)	9,978,902	599,717	1,000,000
	12,075,721	2,468,726	2,669,951
Operating (loss) profit	(11,738,027)	102,611	3,698,542

Other (loss) income (Note 2(i) and 14)	(481,042)	25,668	(92,046)

(Loss) earnings before income taxes	(12,219,069)	128,279	3,606,496
(Recovery of) provision for income taxes (Note 5)	(4,088,000)	48,000	1,055,000

Net (loss) earnings	$(8,131,069)	$80,279	$2,551,496

Basic (loss) earnings per share (Note 2(k))	$(0.33)	$0.00	$0.17

Weighted average number of common shares used
to calculate basic (loss) earnings per share	24,299,008	24,290,814	15,113,823

Diluted (loss) earnings per share (Note 2(k))	$(0.33)	$0.00	$0.07

Weighted average number of common shares used
to calculate diluted (loss) earnings per share	24,299,008	34,789,122	34,663,657

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

Years ended December 31	2005	2004	2003

Net (outflow) inflow of cash related to the following activities:

Operating Activities
Net (loss) earnings	$(8,131,069)	$80,279	$2,551,496
Items included in net (loss) earnings not affecting cash (Note 17(a))	11,910,019	5,069,138	12,137,829
Changes in non-cash operating assets
and liabilities (Note 17(b))	(2,046,381)	7,302	(6,326,791)
Change in non-current crop costs	(5,750,508)	(7,346,266)	(6,785,781)
	(4,017,939)	(2,189,547)	1,576,753

Financial Activities
Bank indebtedness	(531,634)	5,141,634	1,790,000
Short-term borrowings	1,565,000	-	(3,632,145)
Long-term borrowings	3,500,000	-	-
Repayment of long-term debt	(420,834)	(60,247)	(126,197)
Issuance of shares for cash	-	25,185	-
	4,112,532	5,106,572	(1,968,342)

Investing Activities
Purchase of property, plant and equipment	(163,922)	(3,375,669)	(1,618,691)
Proceeds from disposition of property, plant and equipment	24,181	45,053	-
Proceeds from sale of subsidiary, net (Note 2)	-	-	-
Increase in other assets	-	-	-
	(139,741)	(3,330,616)	(1,618,691)
Effect of exchange rate changes
on cash and cash equivalents	(928)	(3,658)	(241,397)

Net decrease in cash and cash equivalents	(46,076)	(417,249)	(2,251,677)

Cash and cash equivalents, beginning of year	88,627	505,876	2,757,553

Cash and cash equivalents, end of year	$42,551	$88,627	$505,876

Represented by:
Cash	$42,551	$88,627	$505,876
	$42,551	$88,627	$505,876

Supplementary information (Note 17(c))

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.

Consolidated Statements of Crop Costs

(Stated in Canadian Dollars)

Years ended December 31	2005	2004	2003

Depreciation	$1,092,715	$1,399,859	$1.356,906
Farm equipment operating costs	740,025	929,046	795,681
Interest on short-term borrowings	-	-	29,589
Interest on long-term debt	6,557	4,611	4,138
Land rental costs	989,604	951,852	934,850
Mulch and fertilizer	2,338,314	2,164,422	1,853,822
Other	309,258	279,189	310,555
Plant science	23,277	36,570	28,891
Salaries and wages	4,154,465	4,186,193	4,013,019
Seed	7,309	509,430	314,583
Small tools and supplies	72,128	120,400	98,388
Warehouse and dryer operations	368,447	312,990	368,949
	10,102,099	10,894,562	10,109,371
Balance, beginning of year	20,869,156	16,647,834	18,500,074
	30,971,255	27,542,396	28,609,445
Less:
Write-down of crops (Note 13)	213,127	-	1,000,000
Cost of seeds sold and available for sale	363,840	-	-
Cost of crop harvested (Note 13)	11,045,743	6,673,240	10,961,611
Balance, end of year	19,348,545	20,869,156	16,647,834

Less: current portion	6,546,059	7,692,733	4,915,618
	$12,802,486	$13,176,423	$11,732,216

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

1.

GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has experienced a significant loss for the year ended December 31, 2005, due to a low selling price of ginseng and has an accumulated deficit of $15,455,395 as at December 31, 2005.  The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company under common control.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its major shareholder and creditors.  These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements, expressed in Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

(a)

Description of business

The Company operates North American ginseng farms in Canada, on which ginseng root is planted, cultivated and harvested. The Company sells ginseng in its primary markets of Hong Kong and China, and to a lesser extent Canada, through its wholly-owned subsidiaries. The Company also sells ginseng-based value-added products in Canada although they do not represent a significant percentage of sales.  The Company is controlled by Road King Infrastructure Limited, a publicly traded Hong Kong based company, through its subsidiary Herb King International Limited which owns 77% of the Company’s common shares and 100% of the Company’s preferred shares (Note 10).

 (b)

Basis of presentation

These consolidated financial statements include the accounts of the Company and those of its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

At December 31, 2005, the Company's effective ownership interests in these companies were as follows:

Subsidiaries

Chai-Na-Ta Farms Ltd.

100%

Chai-Na-Ta International Ltd. (Inactive)

100%

Chai-Na-Ta (Asia) Ltd. (Inactive)

100%

CNT Nominees Limited (Inactive)

100%

CNT Nutraceuticals Ltd.

100%

CNT Trading (Asia) Limited (Inactive)

100%

CNT Trading (Hong Kong) Limited

100%

North American Ginseng Enterprises Limited (Inactive)

100%

Unique Formulations, Inc. (Inactive)

100%

(c)

Revenue recognition

Sales of goods are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk have passed to the customer, the sales price is fixed and determinable, and collectibility is reasonably assured.

The above conditions are generally satisfied when the goods are delivered to the end customers or to the wholesale distributor.  In instances when the above criteria are not satisfied, revenue is deferred until all conditions required for recognition of revenue are met.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(e)

Inventory

Inventory is valued at the lower of average cost and estimated net realizable value.

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

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

The carrying value of ginseng crops is reviewed on a regular basis for any impairment in value, using management’s best estimate as to expected future market values, yields and costs to harvest.

Crop costs related to the acreage harvested and sold have been charged to cost of sales.

(g)

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is provided on a straight-line basis over the following periods except as noted below:

Buildings

20 years

Dryers and related works

20 years

Computer equipment and software

4 years

Furniture and fixtures

10 years

Leasehold improvements

10 years

Machinery and equipment

10 years

Sunshade

10 years

Vehicles

8 years

Pavement

12.5 years

Property, plant and equipment are reviewed on a regular basis for impairment upon the occurrence of events or changes in circumstances which indicate that the net book value of the assets may not be recoverable based on estimated undiscounted future cash flows generated by their use. To the extent not recoverable, impaired assets are written down to their estimated net realizable value.

During 2005, the Company announced that it would no longer plant ginseng crops in British Columbia and that the final harvest of British Columbia ginseng crops currently under cultivation would occur in 2008.  As a result of this decision, the Company performed an analysis of all property, plant and equipment located in British Columbia to determine if such assets were impaired.  Based on this analysis, the Company determined that while no impairment charge was required to be recognized on the British Columbia assets, changes in the estimated future remaining lives of certain assets were appropriate given the expectation of a final harvest in 2008.  The adjustment to depreciation as a result of the changes in the estimated useful lives and salvage values of property, plant and equipment will be reflected prospectively.

 (h)

Research and development

Research costs are expensed as incurred.  Development costs that meet generally accepted criteria, including reasonable assurance regarding future benefits, are capitalized and amortized to operations.  Research costs were $46,925, $61,725 and $NIL for the years ended December 31, 2005, 2004 and 2003, respectively.  There were no development costs capitalized for the years ended December 31, 2005, 2004 and 2003.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Foreign currency translation

Financial statements of the Company's self-sustaining foreign operations are translated into Canadian dollars using the current rate method.  Adjustments arising from the translation are deferred and recorded as Cumulative Translation Adjustments under the Shareholders' Equity section of the balance sheet and are included in operations only to the extent of any reduction in the investment in these foreign operations that is realized.  During the year ended December 31, 2005, one of the Company’s self-sustaining foreign subsidiaries repaid advances which were previously considered part of the Company’s net investment in the foreign operation.  As a result of this repayment, $508,721 of foreign exchange losses previously deferred in Cumulative Translation Adjustments as a component of Shareholders’ Equity have been included in other loss for the year ended December 31, 2005.

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

(k)

(Loss) earnings per common share

Basic (loss) earnings per share is computed by dividing net (loss) earnings available to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted (loss) earnings per share reflects the potential dilution of common shares by including other common share equivalents in the weighted average number of common shares outstanding for a period, if dilutive.  Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

A reconciliation of net (loss) earnings per common share and the weighted average shares used in the earnings per share (“EPS”) calculations for fiscal 2005, 2004 and 2003 is as follows:

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Net (Loss)	Number of	(Loss)
	Earnings	Shares	Earnings
	(numerator)	(denominator)	Per Share
2005
Basic	$(8,131,069)	24,290,814	$(0.33)
Effect of common share equivalents:
Preferred shares	-	-	-
Stock options	-	-	-
Basic and Diluted	$(8,131,069)	24,299,008	$(0.33)

2004
Basic	$80,279	24,290,814	$0.00
Effect of common share equivalents:
Preferred shares	-	10,399,149	(0.00)
Stock options	-	99,159	(0.00)
Diluted	$80,279	34,789,122	$0.00

2003
Basic	$2,551,496	15,113,823	$0.17
Effect of common share equivalents:
Preferred shares	-	19,549,834	(0.10)
Diluted	$2,551,496	34,663,657	$0.07

A total of 10,399,149 preferred shares were outstanding as at December 31, 2005 but were not included in the computation of diluted (loss) earnings per share because their effect would have been anti-dilutive.

Certain options to purchase 437,600, NIL and 610,000 shares of common stock were outstanding as at December 31, 2005, 2004 and 2003, respectively, but were not included in the computation of diluted (loss) earnings per share because their effect would have been anti-dilutive.

(l)

Change in accounting policy for stock–based compensation plans

The Company has a stock-based compensation plan, which is described in Note 11(a).  The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) with respect to stock-based compensation and other stock-based payments effective January 1, 2002.  This section establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encouraged the use of a fair value based method for all awards granted to employees, but only required application of specified accounting methods to direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  Prior to January 1, 2004, the Company applied the intrinsic value based method of accounting for stock options granted to employees and directors and disclosed the pro forma impact of the fair value based method in Note 11(b).

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective January 1, 2004, the Company adopted the new recommendations of CICA Handbook Section 3870 which requires the use of the fair value based method in accounting for stock based compensation.  This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual prior periods.  The effect of adopting the new recommendations for the fair value of stock options granted since January 1, 2002 has been reflected as at January 1, 2004 as an adjustment of $358,707 to both the opening deficit on the statement of deficit and to contributed surplus.  As the stock options vest on the date of the grant, the fair market value of such stock-based compensation has been recognized on the statement of operations on the date of the grant.

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

3.

GINSENG CROPS

Ginseng plants reach maturity and can be harvested at the end of their third year of growth.  However, the Company may allow crops to mature longer to allow for higher yields and additional seed harvests.  Costs accumulated relating to the expected harvest in the next year have been classified as current assets.  At December 31, 2005, total area under cultivation and management is 1,240 acres.  A breakdown of acreage by year planted is as follows:

Number
Year planted	of acres

2002	265
2003	324
2004	463
2005	188

1,240

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

4.

PROPERTY, PLANT AND EQUIPMENT

		2005
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$ 769,843	$ -	$ 769,843
Buildings	1,683,389	301,283	1,382,106
Dryers and related works	1,971,902	1,012,578	959,324
Computer equipment and software	202,558	173,645	28,913
Furniture and fixtures	311,921	265,958	45,963
Leasehold improvements	75,677	74,954	723
Machinery and equipment	7,005,073	5,151,263	1,853,810
Sunshade	14,317,746	13,134,763	1,182,983
Vehicles	499,607	257,170	242,437
Pavement	148,252	25,106	123,146

	$26,985,968	$20,396,720	$ 6,589,248

		2004
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$ 1,783,472	$ -	$ 1,783,472
Buildings	2,382,184	254,319	2,127,865
Dryers and related works	1,971,902	879,257	1,092,645
Computer equipment and software	207,990	161,316	46,674
Furniture and fixtures	337,519	264,549	72,970
Leasehold improvements	77,473	75,898	1,575
Machinery and equipment	6,845,305	4,791,573	2,053,732
Sunshade	14,273,226	12,722,006	1,551,220
Vehicles	621,494	315,775	305,719
Pavement	148,252	13,246	135,006

	$ 28,648,817	$ 19,477,939	$ 9,170,878

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

5.

FUTURE INCOME TAXES

Temporary differences and carryforwards that give rise to future income tax assets and liabilities as at December 31, 2005 and 2004 are as follows:

	2005	2004

Future income tax assets
Property, plant and equipment	$ 209,000	$ 236,000
Inventory and ginseng crops	1,184,000	-
Tax loss carryforwards	462,000	392,000
	1,855,000	628,000

Future income tax liability
Inventory and ginseng crops	-	(2,861,000)

Net future income tax assets (liabilities)	$ 1,855,000	$ (2,233,000)

The majority of the above differences relate to the Company’s farming operations, which are taxable on a cash basis under Canadian tax law and allow for taxable adjustments of inventory and ginseng crops at the discretion of the Company.  As a result of these options available, the Company records the temporary differences related to such operations as non-current.

The (recovery of) provision for income taxes has been calculated as follows:

	2005	2004	2003

Canadian statutory tax rate	35.12%	35.72%	35.72%

Provision for income taxes at
the Canadian statutory rates	$ (4,291,337)	$ 45,821	$ 1,288,240

Adjustments:
Foreign tax rate differential	67,274	24,493	(79,164)

Change in income tax rates	(39,485)	(42,597)	(56,579)
Other	175,548	20,283	(97,497)
(Recovery of) provision for income taxes	$ (4,088,000)	$ 48,000	$ 1,055,000

The Company’s foreign subsidiaries have tax losses available for carry forward of approximately $1,921,000 to reduce future taxable income, subject to the approval of the tax authorities, which can be carried forward indefinitely.  The Company and domestic subsidiaries have tax losses available for carry forward of approximately $348,000 which can be applied to reduce future taxable income and expire at various times over the next six to ten years.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

6.

BANK INDEBTEDNESS

As at December 31, 2005, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, the Company has available a $6,500,000 revolving demand operating loan with a Canadian chartered bank that bears interest at bank prime rate plus 0.25% per annum.  As at December 31, 2005, $6,400,000 (2004 - $6,500,000) had been drawn under the operating loan.

7.

SHORT-TERM BORROWINGS

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 from a company under common control.  The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate).  During the year, the Company incurred $61,628 of interest on this debt which has been included in interest on short-term debt on the statement of operations, of which. $19,160 remains accrued as at December 31, 2005.  The Company has fully drawn the loan facility which is due April 4, 2006.

The Company previously had a loan from a company under common control that was unsecured and bore interest at bank prime rate plus 2.5% per annum.  The loan was fully repaid on March 14, 2003.  Interest expense of $29,589 was incurred and included in interest on short-term debt on the statement of crop costs for the year ended December 31, 2003.

8.

CUSTOMER DEPOSITS

Customer deposits represent deposits received from customers to secure inventory purchase commitments prior to the actual delivery of inventory.

9.

LONG-TERM DEBT

		2005	2004

Equipment purchase loans	(a)	$ 488,208	$ 407,942
Term loan	(b)	1,208,100	-
Revolving credit facility	(c)	1,985,280	-
		3,681,588	407,942
Less: current portion		1,231,540	128,934

		$ 2,450,048	$ 279,008

(a)

Equipment purchase loans

The Company entered into equipment purchase loan agreements at interest rates of up to 6.9% per annum.  The loans are repayable in installments maturing in various amounts to July 25, 2009 and are secured by specific assets of the Company.  For the year ended December 31, 2005, the Company incurred $6,557 (2004 - $4,611; 2003 - $4,138) of interest which has been included in interest on long-term debt on the statement of crop costs.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

9.

LONG TERM DEBT (Continued)

(b)

Term loan

On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan for three years from a Canadian chartered bank with an interest rate of prime plus 0.5% per annum.  The loan is repayable in monthly installments of $41,700 plus interest and is secured by specific property of the Company.  As a result of the expected disposal of certain assets held for sale (Note 12), a significant portion of the loan will become due in January 2006.  Accordingly, $1,048,400 has been classified as current.  For the year ended December 31, 2005, the Company incurred $44,059 of interest which has been included in interest on long-term debt on the statement of operations.

(c)

Revolving loan facility

On October 13, 2005, the Company established a revolving loan facility of HK$13,200,000 from a company under common control.  The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate).  For the year ended December 31, 2005, the Company has incurred $21,217 of interest on this debt which has been included in interest on long-term debt on the statement of operations and remains accrued as at December 31, 2005.  The Company has fully drawn the loan facility which is due April 13, 2007.

The loans are scheduled to be repaid over the next four years as follows:

2006	$ 1,231,540
2007	2,278,588
2008	145,757
2009	25,703
$ 3,681,588

10.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital consists of an unlimited number of common shares without nominal or par value and 21 million Series 1 non-voting, non-cumulative preferred shares, convertible into common shares on a 1:1 basis.  Any issued and outstanding preferred shares will automatically be converted into common shares in 2010.

The following changes have occurred in outstanding shares:

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

10.      SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

	Number of
	shares	Amount

Common shares
Balance at December 31, 2003	24,264,508	$ 31,124,817
Issued for stock options exercised	34,500	45,811
Balance at December 31, 2004 and 2005	24,299,008	$ 31,170,628

Preferred shares
Balance at December 31, 2003, 2004 and 2005	10,399,149	$ 7,075,581

Total share capital at December 31, 2004 and 2005		$38,246,209

Contributed Surplus
Balance at December 31, 2003	$ -
Change in accounting policy for stock-based compensation (Note 2(l))	358,707
Balance at January 1, 2004	$ 358,707
Transfer to common shares upon exercise of stock options	(20,626)
Balance at December 31, 2004 and 2005	$ 338,081

11.

STOCK OPTIONS

(a)

Stock option plan

The Company maintains a stock option plan and grants options to officers, directors and employees of the Company at market prices.  A total of 785,000 shares were reserved for issue under the plan.  The options are vested at the date of grant and expire five years thereafter.

Options to purchase 437,600 shares are outstanding and exercisable as at December 31, 2005, as follows:

Number	Number	Weighted Average	Weighted Average
Outstanding as at	Exercisable as at	Exercise price	Remaining Contractual
December 31, 2005	December 31, 2005	($/share)	Life in Years

437,600	437,600	$ 0.73	2.96

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

10.      SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

As at December 31, 2004 and 2003 there were 545,100 and 610,000 exercisable options outstanding, respectively.

Information regarding the Company's stock options for each of the periods is summarized as follows:

		Exercise
	Number of	price range
	shares	($/share)

Outstanding as at December 31, 2002	10,000	$ 0.68
Granted	600,000	0.73
Outstanding as at December 31, 2003	610,000	0.68 - 0.73
Exercised	(34,500)	0.73
Expired	(30,400)	0.73
Outstanding as at December 31, 2004	545,100	0.68 - 0.73
Expired	(107,500)	0.68 - 0.73
Outstanding as at December 31, 2005	437,600	$ 0.73
Exercisable as at December 31, 2005	437,600	$ 0.73

There were no options granted or modified during the years ended December 31, 2005 or December 31, 2004.

(b)

Pro forma earnings per share

As described in Note 2(l), the Company has changed its method of accounting for stock-based compensation effective January 1, 2004 on a cumulative retroactive basis without restatement of individual prior periods.  Had the Company recorded compensation expense based on the fair value of the options granted or modified after January 1, 2002 the pro forma earnings and earnings per share figures for 2003 would have been as follows:

Net earnings:
As reported	$ 2,551,496
Pro forma	$ 2,192,789

Basic earnings per share:
As reported	$ 0.17
Pro forma	$ 0.15

Diluted earnings per share:
As reported	$ 0.07
Pro forma	$ 0.06

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

11.

STOCK OPTIONS (Continued)

The fair value of the options granted during 2003 was estimated using the Black-Scholes option pricing model, with the following assumptions at the measurement date:

Risk-free interest rate

4%

Dividend yield

0%

Volatility

115%

Expected option life

5 years

Weighted average fair value of options granted

$0.60

12.

WRITE-DOWN OF ASSETS HELD FOR SALE

During the year ended December 31, 2005, the Company entered into an agreement to sell the corporate head office and recorded a write-down of $136,210 to reduce the carrying value of the corporate head office to its estimated net realizable value less selling costs.  The land, building and fixtures of the head office have been reclassified as assets held for sale and the transaction was subsequently completed on January 16, 2006.

During the year ended December 31, 2005, the Company also entered into an agreement to sell agricultural land near Walhachin, British Columbia and recorded a write-down of $110,288 to reduce the carrying value of the site to its estimated net realizable value less selling costs.  The land, building and equipment on the site have been reclassified as assets held for sale and the transaction was subsequently completed on January 31, 2006.

13.

WRITE-DOWN OF INVENTORY AND CROP COSTS

Due to the continued decline of ginseng prices, the Company recorded a write-down on inventory of $9,736,863 for the year ended December 31, 2005 to reduce the carrying value of the inventory to its estimated net realizable value. This amount includes a $2,500,000 write-down on crop costs that was incurred in the third quarter of 2005 on crops that were harvested in the fourth quarter of 2005 and are now considered inventory. The 2005 cost of crop harvested figure of $11,045,743 on the Statement of Crop Costs includes the $2,500,000 write-down on crop costs that was incurred in the third quarter of 2005. The net realizable value of the inventory was estimated based on prices currently under negotiation with buyers and purchase commitments received for inventory on hand.

The Company wrote off certain crop costs amounting to $213,127 during the year ended December 31, 2005, for costs incurred on sites in British Columbia which the Company subsequently decided not to plant.

The Company also wrote off raw materials and supplies for its value-added products of $28,912 during the year ended December 31, 2005.

During the year ended December 31, 2004, the Company recorded a write-down on low grade ginseng roots of $599,717 to reduce the carrying value of the inventory to its estimated net realizable value.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

13.

WRITE-DOWN OF INVENTORY AND CROP COSTS (Continued)

During the year ended December 31, 2003, an unusual late frost at one of the Company’s farms in British Columbia severely damaged 57 acres of ginseng plants, resulting in the Company recording a $1,000,000 write-down on ginseng crops related to this property.

14.

OTHER (LOSS) INCOME

Other (loss) income in 2005, 2004 and 2003 includes interest income, foreign exchange gains and losses and miscellaneous items.

15.

COMMITMENTS AND GUARANTEES

(a)

Operating leases and land rentals

The Company has entered into operating leases for vehicles, farming equipment and offices expiring at various times to 2010.  Total further minimum payments required under these leases are as follows:

2006	$ 109,982
2007	86,907
2008	61,675
2009	30,574
2010	3,626

The Company is committed to agricultural land rentals for the next five years as follows:

2006	$ 711,830
2007	549,715
2008	273,905
2009	66,800
2010	16,000

The Company has incurred rental costs on operating leases and land rentals of $1,023,957, $995,663 and $1,125,185 for the years ended December 31, 2005, 2004 and 2003, respectively, of which $981,900, $951,511 and $963,494 was capitalized to crop costs for the respective years.

(b)

Other commitments, contingencies and guarantees

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises.  Although there is no maximum cost specified, the Company does not expect to incur costs in connection with this indemnification and as such no amounts have been accrued as of December 31, 2005.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

15.

COMMITMENTS AND GUARANTEES (Continued)

The Company has become involved in a legal proceeding as a result of an automobile accident.  The Company believes that existing insurance will be sufficient to cover any claim from this matter.  Subsequent to the end of the year, the Company also became involved in a legal proceeding with a landlord as a result of the return of land that had been leased by the Company.  While the outcome of each of these proceedings cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of these proceedings will not have a material impact on the financial condition, earnings or cash flows of the Company.

16.

SEGMENTED REPORTING

The Company operates in one industry segment and three geographic regions.  Although the Company began operations in the retail industry segment, the effect of these operations on revenue, earnings and long-lived assets of the Company are not significant and therefore are not shown separately.  Long-lived assets consist of non-current ginseng crops and property, plant and equipment.  Information by geographic region is summarized as follows:

Year ended		Other
December 31, 2005	Canada	North America	Far East	Consolidated

Revenue - external	$ 1,205,854	$ -	$ 4,620,092	$ 5,825,946
Revenue - intercompany
between regions	4,358,943	-	-
Total revenue	$ 5,564,797	$ -	$ 4,620,092
Net loss	$ (7,984,586)	$ (130)	$ (146,353)	$ (8,131,069)
Long-lived assets	$ 19,390,238	$ -	$ 1,496	$ 19,391,734

Major Customers

For the year ended December 31, 2005, consolidated revenue included sales to two customers, which accounted for $2,696,746 and $1,903,578, respectively, from the Far East geographic region.

Year ended		Other
December 31, 2004	Canada	North America	Far East	Consolidated

Revenue - external	$ 1,262,674	$ -	$ 6,162,363	$ 7,425,037
Revenue - intercompany
between regions	7,604,979	-	-
Total revenue	$ 8,867,653	$ -	$ 6,162,363
Net (loss) earnings	$ (123,554)	$ (284)	$ 204,117	$ 80,279
Long-lived assets	$ 22,345,154	$ -	$ 2,147	$ 22,347,301

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

16.

SEGMENTED REPORTING (Continued)

Major Customers

For the year ended December 31, 2004, consolidated revenue included sales to four customers, which accounted for $1,157,250 from the Canadian geographic region and $3,026,800, $1,579,200 and $1,266,771, respectively, from the Far East geographic region.

Year ended		Other
December 31, 2003	Canada	North America	Far East	Consolidated

Revenue - external	$ 1,886,953	$ 162,596	$ 14,532,065	$ 16,581,614
Revenue - intercompany
between regions	11,942,850	-	-
Total revenue	$ 13,829,803	$ 162,596	$ 14,532,065
Net earnings	$ 1,915,347	$ 59,482	$ 576,667	$ 2,551,496
Long-lived assets	$ 18,678,880	$ -	$ 2,913	$ 18,681,793

Major Customers

For the year ended December 31, 2003, consolidated revenue included sales to two customers, which accounted for $9,204,584 and $5,214,820, respectively, from the Far East geographic region.

17.

OTHER INFORMATION

(a)

Items included in net (loss) earnings not affecting cash

	2005	2004	2003

Future income taxes	(4,088,000)	48,000	1,055,000
Depreciation and amortization	47,315	50,153	58,388
Cost of ginseng crops sold	5,223,214	4,369,714	10,024,441
Provision for write-down of inventory and crop costs	9,978,902	599,717	1,000,000
Provision for write-down of assets held for sale	246,498	-	-
Non-cash realized foreign exchange losses	508,945	-	-
(Gain) loss on disposal of property, plant and equipment	(6,855)	1,554	-

	$ 11,910,019	$ 5,069,138	$ 12,137,829

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

17.

OTHER INFORMATION (Continued)

(b)  Changes in non-cash operating assets and liabilities

	2005	2004	2003

Accounts receivable and other receivables	$ 73,147	$ 2,728,380	$ (2,954,343)
Inventory	8,539	(185,886)	231,723
Ginseng crops	(3,135,172)	(2,148,437)	(1,966,684)
Prepaid expenses and other assets	49,912	(36,074)	17,239
Accounts payable and accrued liabilities	953,319	37,675	(303,026)
Customer deposits	3,874	(388,356)	(1,351,700)

	$ (2,046,381)	$ 7,302	$ (6,326,791)

(c)

Supplementary cash flow information

	2005	2004	2003

Other cash flows:
Interest paid	$ 390,607	$ 113,462	$ 894,972

Non-cash investing and financing activities:
Property, plant and equipment purchases
financed through equipment purchase
loan agreements	209,200	342,083	99,850

18.

FINANCIAL INSTRUMENTS

(a)

Fair value

Financial instruments of the Company are represented by cash and cash equivalents, accounts receivable and other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits and long-term debt from unrelated parties. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair values of the loans payable to More Growth Finance Limited, a company under common control, are not readily determinable due to the related party nature of such loans.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

18.

FINANCIAL INSTRUMENTS (Continued)

(b)

Interest rate risk

Interest on the Company's line of credit and short-term borrowings are based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

(c)

Credit risk

The Company is exposed to credit risk on accounts receivable from customers. A majority of its sales are made to a small number of customers that are concentrated in Asian markets.  To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. As at December 31, 2005, there were no accounts receivable related to major customers (2004 - $147,106 related to one major customer).

(d)

Exchange risk

The Company is exposed to currency exchange risk as a result of its international markets and operations and foreign currency denominated debt. The Company does not use derivative instruments to mitigate this risk.

19.

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

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

a)

Accounting for Capitalization of Interest (Continued)

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

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)

Write-down of Inventory and Crop Costs (Continued)

	2005	2004	2003

Cost of goods sold under Canadian GAAP	$ 5,488,252	$ 4,853,700	$ 10,213,121
Adjustment for interest capitalized to crop costs (a)	(360,278)	(316,229)	(813,868)
Writedown of inventory and crop costs	9,779,786	407,075	1,000,000
Cost of goods sold under US GAAP	$ 14,907,760	$ 4,944,546	$ 10,399,253

f)

Stock-Based Compensation

For Canadian GAAP purposes, the Company has adopted the recommendations of the CICA with respect to stock-based compensation and other stock-based payments effective January 1, 2002 and effective January 1, 2004, the Company has adopted the new recommendations of CICA Handbook Section 3870 which requires the use of the fair value based method in accounting for stock based compensation.  This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual prior periods as described in Note 2(l) to the consolidated financial statements.

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

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

20.

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

2003

Net earnings for the year under US GAAP	$ 3,166,481
Additional stock based compensation costs	(358,707)
Proforma net earnings under US GAAP	$ 2,807,774
Proforma basic earnings per share under US GAAP	$ 0.19
Proforma fully diluted earnings per share
under US GAAP	$ 0.08

Using the fair value based method for stock-based compensation, additional costs of approximately $358,707 would have been recorded for the year ended December 31, 2003.  This amounts was determined using an option pricing model assuming no dividends were paid, options which vest on grant, a weighted average volatility of the Company’s share price of 115% and a weighted average annual risk free rate of 4% in 2003.

g)

Comprehensive Income

The Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted on January 1, 1999.  SFAS 130 establishes standards for the reporting and display of comprehensive income and its components.  The impact of adopting SFAS 130 on the Company’s financial statement is as follows:

	2005	2004	2003

Net earnings (loss) under US GAAP	$ (7,770,272)	$ 318,135	$ 3,166,481
Other comprehensive income:
Change in cumulative translation adjustment	573,085	(5,079)	88,213
Comprehensive net earnings (loss) under US GAAP	$ (7,197,187)	$ 313,056	$ 3,254,694

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

h)

Statement of Cash Flows

There is no difference in net cash flows from Operating, Financing, and Investing Activities between US and Canadian GAAP.

i)

Recent Accounting Pronouncements

Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No.20 and FASB Statement No. 3”. This Statement replaces AOB Opinion No. 20 and FASB Statement No. 3. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a significant impact on its consolidated financial statements.

Accounting for Conditional Asset Retirement Obligations

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47 “Accounting fro Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143” which clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity.  The Company’s adoption of FIN No. 47 did not have a significant impact on its consolidated financial statements.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below:

STATEMENT OF OPERATIONS

	2005	2004	2003

Net earnings as reported
under Canadian GAAP	$ (8,131,069)	$ 80,279	$ 2,551,496
Accounting for interest (a)	353,721	311,618	780,141
Financial instruments I	18,161	31,157	54,423
Write-down of inventory and crop costs (e)	199,116	192,642	-
FIT adjustment	(210,201)	(297,561)	(219,579)
Net earnings (loss) under US GAAP	(7,770,272)	318,135	3,166,481
Basic earnings (loss) per share	$ (0.32)	$ 0.01	$ 0.21
Weighted average number of common shares	24,299,008	24,290,814	15,113,823
Diluted earnings (loss) per share	$ (0.32)	$ 0.01	$ 0.09
Weighted average number of common shares	24,299,008	34,789,122	34,663,657

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below (continued):

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

BALANCE SHEET

		2005	2004

Assets

Inventory	- Canadian GAAP	$ 7,199,091	$ 10,922,419
	- Interest capitalized (a)	(375,377)	(514,236)
	- Financial instruments I	(5,105)	(23,266)
	- Write-down of inventory (e)	391,758	192,642
	- US GAAP	$ 7,210,367	$ 10,577,559

Ginseng crops current	- Canadian GAAP	$ 6,546,059	$ 7,692,733
	- Interest capitalized (a)	(51,899)	(218,799)

	- US GAAP	$ 6,494,160	$ 7,473,934

Ginseng crops	- Canadian GAAP	$ 12,802,486	$ 13,176,423
	- Interest capitalized (a)	(20,508)	(68,470)

	- US GAAP	$ 12,781,978	$ 13,107,953

Future income taxes	- Canadian GAAP	$ 1,855,000	$ -
	- Interest capitalized (a)	154,138	-
	- Write-down of inventory (e)	(138,742)	-
	- US GAAP	$ 1,870,396	$ -

Liabilities

Future income taxes	- Canadian GAAP	$ -	$ 2,233,000
	- Interest capitalized (a)	-	(294,409)
	- Write-down of inventory (e)	-	68,812
	- US GAAP	$ -	$ 2,007,403

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below (continued):

BALANCE SHEET (continued)

		2005	2004
Shareholders’ Equity

Share Capital	- Canadian GAAP	$ 38,246,209	$ 38,246,209
	- Stock options (f)	(20,626)	(20,626)
	- US GAAP	$ 38,225,583	$ 38,225,583

Contributed Surplus	- Canadian GAAP	$ 338,081	$ 338,081
	- Stock dividend (d)	8,374,397	8,374,397
	- Stock options (f)	(338,081)	(338,081)
	- US GAAP	$ 8,374,397	$ 8,374,397

Additional Paid-in Capital	- Canadian GAAP	$ -	$ -
	- Financial instruments I	1,062,069	1,062,069
	- US GAAP	$ 1,062,069	$ 1,062,069

Deficit	- Canadian GAAP	$ (15,455,395)	$ (7,324,326)
	- Interest capitalized (a)	(298,751)	(530,362)
	- Financial instruments I	(1,062,069)	(1,062,069)
	- Stock dividend (d)	(8,374,397)	(8,374,397)
	- Write-down of inventory (e)	253,016	123,830
	- Stock options (f)	358,707	358,707
	- US GAAP	$ (24,578,889)	$ (16,808,617)

EXHIBIT 8.1

Chai-Na-Ta Corp. (Canada)
100%
Chai-Na-Ta Farms Ltd. (Canada)
100%
CNT Nutraceuticals Ltd. (Canada)
100%
Chai-Na-Ta International Ltd. (Barbados)
100%
Chai-Na-Ta (Asia) Ltd. (Barbados)
100%
North American Ginseng Enterprises Limited (HK)
100%
CNT Trading (Asia) Limited (BVI)
100%
CNT Trading (Hong Kong) Limited (HK)
100%
CNT Nominees Limited (BVI)
100%
Unique Formulations Inc. (USA)

Corporate Organizational Chart

As at December 31, 2005

EXHIBIT 12.1
CERTIFICATION

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

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

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

/s/ “WILLIAM ZEN”

Date: March 31, 2006	William Zen, Chief Executive Officer

EXHIBIT 12.2
CERTIFICATION

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

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

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

/s/ “WILMAN WONG”

Date: March 31, 2006	Wilman Wong, Chief Financial Officer

EXHIBIT 13.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Chai-Na-Ta Corp (the “Company”) for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer’s knowledge:

(1)

the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ WILLIAM ZEN	/s/ WILMAN WONG

Name: William Zen	Name: Wilman Wong
Title: Chief Executive Officer	Title: Chief Financial Officer
Date: March 31, 2006	Date: March 31, 2006