Form 20-F
period 2006-12-31
CHAI NA TA CORP
filed 2007-04-03
CIK 889329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X ANNUAL REPORT PURSUANT TO SECTION 13 Or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE OF 1934

Date of event requiring this shell company report …………………..

For the transition period from ____________to ________________

Commission file number 0-20386
CHAI-NA-TA CORP.
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s Name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

UNIT 100 – 12051 HORSESHOE WAY, RICHMOND, BRITISH COLUMBIA V7A 4V4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE
Securities registered or to be registered pursuant to Section 12(g) of the Act:
COMMON STOCK, WITHOUT PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:		None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the
period covered by the annual report.		Common 34,698,157

Indicate by check mark if the registrant is a well-known seasonal issuer, as defined in Rule 405 of the Securities Act.		Yes__ No xx

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13
or 15(d) of the Securities Exchange Act of 1934		Yes__ No xx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities and (2)
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)
has been subject to such filing requirements for the past 90 days.		Yes xx No__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ___	Accelerated filer ___	Non-accelerated filer _xx_

Indicate by check mark which financial statement item the registrant has elected to follow:		Item 17 xx Item 18 __

If this is an annual report, indicated by check mark whether the registrants is a shell company		Yes__ No xx

Chai-Na-Ta Corp.

FORM 20-F ANNUAL REPORT

FOR YEAR ENDED DECEMBER 31, 2006

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3

KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended December 31, 2006, 2005 and 2004 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent registered Chartered Accountants as indicated in their report which is included elsewhere in this Annual Report.  The selected financial data set forth for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 are derived from the Company's audited consolidated financial statements.

The selected financial data should be read in conjunction with the Company’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this report.

Table No. 1 is derived from the audited consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in the footnotes to the audited consolidated financial statements.  The value of the U.S. Dollar relative to the Canadian Dollar was approximately 1.17 as of December 31, 2006.

		Table No. 1
	Selected Financial Data (CDN$ in 000, except Earnings/Loss per Share and Share Data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/06	12/31/05	12/31/04	12/31/03	12/31/02

Canadian GAAP
Revenue	5,928	5,826	7,425	16,581	16,017
Gross Profit (2)	98	338	2,571	6,368	1,674
Operating Profit (Loss) (5)	(7,462)	(11,738)	103	3,698	(31)
Net Income (Loss) (5)	(9,461)	(8,131)	80	2,551	334
Earnings (Loss) per Share – basic (5 & 6)	(0.27)	(0.23)	0.00	0.07	0.01
Earnings (Loss) per Share – diluted (5 & 6)	(0.27)	(0.23)	0.00	0.07	0.01
Weighted Average Number of Common Shares (3 & 6)	34,698	34,698	34,690	34,664	34,664
Diluted Number of Common Shares (4 & 6)	34,698	34,698	34,789	34,664	34,664
Dividends declared per Share	0	0	0	0	0

Working Capital	8,640	4,917	11,437	14,761	12,117
Ginseng Crops (1)	14,519	19,349	20,869	16,648	18,500
Capital Assets	5,793	6,589	9,171	6,950	6,649
Total Assets	29,693	36,751	41,341	36,119	36,212
Net Assets	14,258	23,714	31,272	31,172	28,532
Term Debt – Non Current	8,366	2,450	279	86	26
Capital Stock	38,246	38,246	38,246	38,200	38,200

US GAAP
Revenue	5,928	5,826	7,425	16,581	16,017
Gross Profit (Loss) (2)	(5,496)	(9,082)	2,480	6,182	3,424
Operating Profit (Loss) (5)	(6,715)	(10,751)	723	4,531	1,728
Net Income (Loss)	(9,439)	(7,770)	318	3,166	1,229
Earnings (Loss) per Share- basic (5 & 6)	(0.27)	(0.22)	0.01	0.09	0.04
Earnings (Loss) per Share – diluted (5 & 6)	(0.27)	(0.22)	0.01	0.09	0.04
Dividends declared per Share	0	0	0	0	0

Working Capital	7,511	4,877	10,873	13,857	10,594
Ginseng Crops (2)	14,497	19,276	20,582	16,194	17,222
Capital Assets	5,793	6,589	9,171	6,950	6,649
Total Assets	29,669	36,706	40,709	34,951	34,210
Net Assets	14,235	23,668	30,866	30,527	27,273
Term Debt – Non Current	8,366	2,450	279	86	26
Capital Stock	39,288	39,288	39,288	39,262	39,262

1.

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. Total acreage under cultivation, is 966 acres at December 31, 2006.  The Company values these plants and the acreage at the lower of cost or net realizable value.

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

3.

Figures in thousands. In 2006, 10,399,149 preferred shares have been converted into common shares on a 1:1 basis. In 2003, 10,000,000 preferred shares have been converted into common shares on a 1:1 basis. In 2004, 34,500 shares were issued for stock options exercised.

4.

Options to purchase 403,300, and 437,000 shares of common stock were outstanding in 2006 and 2005 respectively but were not included in the computation of diluted number of common shares because their effect would have been anti-dilutive.

5.

During 2006 and 2005, the Company incurred write-downs of $5,639,421 and $9,978,902 respectively on inventory and crop costs which caused a significant decrease in net earnings (loss) in total and on a per share basis compared to prior years.

6.

During 2006, the Company restated its weighted average number of common shares to include the common shares issuable upon the conversion of the preferred shares. Because of this, the Company also restated its basic and diluted earnings (loss) per share amounts.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Fiscal Year Ended Average High Low Close

12/31/06 1.13 1.19 1.10 1.17
12/31/05 1.21 1.27 1.14 1.16
12/31/04 1.30 1.39 1.20 1.20
12/31/03 1.40 1.57 1.29 1.30
12/31/02 1.57 1.61 1.51 1.58

Month Ended High Low Close

02/28/07 1.18 1.16 1.17
01/31/07 1.18 1.17 1.18
12/31/06 1.17 1.14 1.17
11/30/06 1.15 1.13 1.14
10/31/06 1.14 1.11 1.12
09/30/06 1.13 1.11 1.12

The closing rate of exchange was 1.17 on February 28, 2007.

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

Going Concern

The Company has experienced a significant loss for the year ended December 31, 2006, due to a low selling price of ginseng and has an accumulated deficit of $24,916,111 as at December 31, 2006. The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company formerly under common control. The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its creditors.

Agricultural Risks

The Company’s primary business is the cultivation and marketing of North American ginseng. Ginseng farming is subject to agricultural risks such as weather and disease and risks of low yields, poor crop quality, and crop failure. Insurance is available to cover such risks but the relatively high costs have resulted in the Company electing to self-insure.

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

North American ginseng root prices increased significantly at the beginning of the selling season in late 2003 but trended downwards in 2004 due to market adjustments and the persistent strong Canadian dollar relative to the United States and Hong Kong dollars. Management believes that this led buyers in China and Hong Kong to be cautious on subsequent purchasing decisions. In 2006, ginseng prices remained stable throughout with slight increase towards the end of the year. Although the Company believes that prices will further improve towards the end of 2007, significant changes in the supply of or demand for North American ginseng may adversely impact the price of ginseng roots and have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

The Ministry of Commerce of the People’s Republic of China announced an order to stop the import of cultivated North American ginseng to China for the purpose of contract processing in China and then re-export. The announcement was effective on November 1, 2004. As a result, the Company believes there could be an impact on the demand for and the prices of North American ginseng; however, based on information available to date the Company does not believe that there has been a significant impact attributable to this announcement.

On July 21, 2005, the People’s Bank of China announced an increase of 2.1% in the value of the Chinese renminbi in relation to the US dollar.  The bank also announced that it will no longer fix the renminbi to the US dollar but instead will fix it to a market basket of currencies.  However, the Company is not aware of any significant impact on the demand for and the prices of North American ginseng as a result of this.

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

Availability of Suitable Land

The Company leases approximately 1,076 acres and owns 270 acres of farm land in Canada of which 966 acres are currently under ginseng cultivation.  Generally, the Company uses farm land only for one ginseng crop as it is generally believed that ginseng depletes the soil of nutrients necessary for a second successful ginseng crop.  In 2005 the Company announced that it will no longer plant in British Columbia due to the continued province-wide rust problem and the downward price pressure on ginseng grown in that region.  Although the Company believes that the southern region of Ontario will continue to have available farm land that could be used for ginseng farming, there can be no assurances that the Company will be able to secure leases on terms similar to existing leases or acquire suitable farm land at reasonable prices.  The inability to secure suitable farm land through leases or through acquisitions could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

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

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers. During the years ended December 31, 2006, 2005 and 2004, the Company had sales of approximately 90%, 79%, and 79% to its top four customers in each year, respectively. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

During the years ended December 31, 2006, 2005 and 2004, the Company had sales of approximately 79%, 79% and 83% to markets in the Far East, primarily China. The Company expects sales to markets in the Far East to continue to represent the majority, if not substantially all, of the Company’s sales. Any adverse change in the demand for ginseng from Far East markets may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

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

Market for Common Shares; Potential Volatility of Stock Price

The trading prices of the Common Shares have been subject to wide fluctuations in recent years. There can be no assurance that the market price of the Common Shares will not significantly fluctuate from its current level. Furthermore, the low average trading volumes for the Company’s Common Shares may impact the liquidity of the shares or the ultimate price at which they can be sold.

The Company was advised by the Toronto Stock Exchange (“TSX”) on December 7, 2005 that the TSX was reviewing the Company’s eligibility for continued listing on TSX of the common shares of the Company. The Company was being reviewed under the Remedial Review Process and was granted 120 days to comply with all requirements for continued listing. On March 30, 2006, the Company was informed by the Toronto Stock Exchange that its shares would be suspended from trading at the close of trading on March 31, 2006, and that the shares would be delisted on April 28, 2006 as the Company had not met the continued listing requirements of the Exchange. The Company’s common shares were delisted from the Toronto Stock Exchange on March 31, 2006, which limits the Company’s ability to raise capital through the issuance of equity in the future.

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

Long-Term Financing

The Company has historically used term debt financing to finance capital asset acquisitions and short-term borrowings and operating lines to finance crops and working capital needs. In 2006, the Company established a four year term loan facility to refinance existing loan facilities and to finance the general working capital requirements of the Company. Interest rate risk is managed by arranging most term debt financing with fixed rates for the life of the obligations.

The Company will continue to focus on its farming and marketing initiatives and will also move forward to explore other business opportunities as resources permit.

In order to fund the financial requirements of the Company, including capital for debt repayment and funding for expansion and other activities, additional external sources of financing may be required. The amount of such funding depends on the future profitability of the Company, as well as the pricing of its products in world markets and the scale of any future expansion. The ability of the Company to issue additional equity may be impacted by the limited liquidity in the stock due to low historical trading volumes and significant percentages held by a limited number of shareholders. Further, if the Company decides to and is able to issue additional funds through public or private debt or equity financings to fund operations, new equity securities may have priority rights over existing equity security holders and the percentage ownership of current stockholders may be reduced.  Although future funding may require issues of additional debt or equity; there can be no assurance that capital markets will be conducive to such financing at all or on acceptable terms.

ITEM 4

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company and Operations

Chai-Na-Ta Corp. (“Chai-Na-Ta” and the “Registrant” or the “Company”) was incorporated on August 12, 1981, under the Canada Business Corporations Act.  The Company originally was named Chai-Na-Ta Ginseng Products Limited.  During 1994, the name was changed to Chai-Na-Ta Corp.  Chai-Na-Ta, together with its subsidiaries, is engaged in the growing, processing and marketing of North American ginseng. Ginseng, a woodland plant with species native to both China and North America, is prized for its root which has been the most valuable herb in Oriental medicine for over 2,000 years.  The vast proportion of North American ginseng is farm grown.  Based on discussion with customers, suppliers and review of available farming industry literature, the Company believes that with 966 acres currently under cultivation it is the world’s largest producer of North American ginseng.

In January 2006, the Company moved its corporate head office to: Unit 100 - 12051 Horseshoe Way, Richmond, British Columbia, V7A 4V4, the current contact person is Peter Leung, C.E.O.; and the telephone number is (604) 272-4118. The head office operations include corporate administration, corporate finance, human resources, sales and marketing, research and development and investor relations.  The Company maintains farms near Lillooet, Kamloops, and Ashcroft in British Columbia, Otterville in Ontario, and has a rented storage facility in Hong Kong.

The Company listed its common stock on the Toronto Stock Exchange ("TSX") in October 1989; the stock symbol is CC.  On March 30, 2006, the Company was informed by the Toronto Stock Exchange that its shares would be suspended from trading at the close of trading on March 31, 2006, and that the shares would be delisted on April 28, 2006 as the Company had not met the continued listing requirements of the Exchange. The Company listed its common stock on the North American Stock Dealers Automatic Quotation (“NASDAQ”) Stock Market in October 1992; the stock symbol is CCCFF. The Company’s stock was delisted from NASDAQ in April 1999 for not meeting the listing requirements.

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

The Company’s principal capital expenditures incurred during 2006, 2005 and 2004 were $231,588, $373,108, and $3,717,752, respectively, which primarily related to purchases of property, plant and equipment located in Canada.

Financing

In 2000, a short-term revolving loan of $5 million was established with a company under control of the Company’s principal shareholder, Road King Infrastructure Limited (“Road King”), a Hong Kong-based publicly listed company. The loan was unsecured and bore interest at prime plus 2.5% per annum.  The outstanding balance of the loan was repaid in full on March 14, 2003.

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 from a company formerly under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The Company has fully drawn this loan facility which is due April 4, 2006. The loan was refinanced on August 18, 2006 for a four year term loan facility as detailed below.

On October 13, 2005, the Company established another revolving loan facility of HK$13,200,000 from the same company formerly under common control with similar terms as noted above. The Company has fully drawn this loan facility which is due April 13, 2007. The loan was refinanced on August 18, 2006 for a four year term loan facility as detailed below.

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 (approximately $8,000,000) from the same company formerly under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance the above two existing shorter-term loan facilities and to finance the general working capital requirements of the Company.

On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan bearing interest at prime plus 1.5% per annum for three years from a Canadian chartered bank. The loan is repayable in monthly instalments of $41,700 plus interest and is secured by specific property of the Company. In 2006, two lump sum payments totaling $865,000 were made on the loan from the proceeds of assets held for sale. The loan is now repayable in monthly installments of $10,000 plus interest and is secured by specific property of the Company. As at December 31, 2006, $159,700 is outstanding of which $120,000 will become due within the next twelve months.

As at December 31, 2006, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, the Company has available a $5,000,000 revolving demand operating loan with a Canadian chartered bank that bears interest at bank prime rate plus 1.25% per annum.  As at December 31, 2006, $4,310,000 (2005 - $6,400,000) had been drawn under the operating loan.

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

Historically, the Company has chosen to farm in two areas, British Columbia and Ontario. The arid interior of southern British Columbia is characterised by extremely dry air and frequent breezes that keep humidity in the gardens low and the leaves dry. This reduces the risk of leaf blights and root rots. Although southern Ontario has higher humidity and rainfall than southern British Columbia, the sandy tobacco land allows good drainage, resulting in exceptional growth rates and high quality root. Careful selection of farm sites and scrupulous attention to garden drainage and ventilation substantially reduces the Company's farming risks, while taking advantage of the excellent growing conditions. As described below, the Company’s ongoing problem in British Columbia with rusty roots, an aesthetic problem that decreases the perceived value of the root but does not affect its medicinal properties, led to the decision in 2005 to permanently discontinue planting in British Columbia.

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

As at December 31, 2006, the Company has under lease 1,076 acres and owns 270 acres of farmland of which 966 are under ginseng cultivation. The southern region of Ontario has abundant farm land that could be used for ginseng farming and lease costs are relatively low. In British Columbia land suitable for ginseng cultivation is scarce and leases are expensive. This availability is important because farm land is usually used for only one ginseng crop, the growing of which is generally believed to deplete the soil of nutrients necessary for a second successful ginseng crop.

With 966 acres currently under cultivation, 533 in Ontario and 433 in British Columbia, the Company will continue to plant in the Ontario growing region.  However, due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided in the latter half of 2005 to stop planting in British Columbia and to close its British Columbia operations after the projected final harvest in 2008.  The Company planted 40 acres in 2006, significantly less than in prior years, because of its decision to discontinue planting in British Columbia and to reserve its financial resources for maintaining the existing plantings.  The Company does not anticipate significantly increasing its plantings in Ontario therefore the number of acres being harvested will decrease significantly after the British Columbia operation has been closed

Table No. 3
Ginseng Farming Operations

Calendar	New Acreage Planted	Total Acres Under Cultivation	Acres Harvested	Harvest Yield in lbs Per Acre	Total Harvest in lbs
2006	40	966	311	2,576	801,662
2005	188	1,240	352	2,240	787,402
2004	460	1,431	240	2,116	506,626
2003	354	1,211	370	2,096	775,630
2002	304	1,284	359	2,666	956,996
2001	329	1,339	346	2,816	975,577
2000	289	1,356	366	2,612	957,431
1999	358	1,433	404	2,685	1,083,643
1998	413	1,479	402	2,799	1,130,790
1997	367	1,468	369	2,247	829,433

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

Marketing and Customers

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers. The marketing efforts to customers in Hong Kong and the Far East, primarily mainland China, are conducted through the Company’s wholly-owned subsidiary CNT Trading (Hong Kong) Limited.  During the years ended December 31, 2006, 2005 and 2004, the Company had sales of approximately 79%, 79%, and 83%, respectively, to its major customers located in Hong Kong. Although the Company believes that a limited number of customers will continue to represent a significant portion of its total revenue, the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply.

Transfer prices between all the companies in the group are determined based on estimated world market prices at the transaction dates. Market prices are established with reference to various ginseng brokers in Hong Kong and comparable sales to third parties.

Manufacturing/Processing

Canadian farming and processing operations, conducted through the Company’s wholly-owned subsidiary, CNT Farms., consist of farming, including cultivation, harvesting, washing and drying the root prior to export or sale to the local market.  Substantially, all of the Company’s sales during 2006, 2005 and 2004 involved the sale of bulk root.

The industry as a whole has a limited supply of seed for new plantings.  The supply of seeds comes from those picked each year from mature plants under cultivation.  The seeds are living embryos that must be planted in the following year. As seed cannot be stored for more than one year, its limited shelf life can cause some barrier for future planting.

Manufacturing and processing of value-added products in North America is contracted out to third party manufacturers through the Company’s wholly-owned subsidiary CNTN in Canada. Activities in recent years have consisted of a limited amount of sales of herbal health products to distributors in Canada

Canada And Foreign Sales/Assets

During 2006, the Company earned $1.3 million in sales in Canada, and $4.7 million in sales in the Far East.

During 2005, the Company earned $1.2 million in sales in Canada, and $4.6 million in sales in the Far East.

During 2004, the Company earned $1.3 million in sales in Canada, and $6.1 million in sales in the Far East.

As at December 31, 2006, 2005, and 2004, over 99% of the Company’s long lived assets were in Canada.

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

The Company had entered into an agreement to contribute funding to a university in Canada to support a rusty root research project but was discontinued in 2005 due to capital constraints of the Company. Total amounts expended on research and development activities during the years ended December 31, 2006, December 31, 2005 and December 31, 2004 were $NIL, $46,925 and $61,725 respectively.

Staffing

As at December 31, 2006, the Company employed approximately 21 salaried full-time people in its operations world-wide.  The Company may hire up to 200 persons for seasonal work in the ginseng farms and for production work in its processing facilities.

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

ORGANIZATIONAL STRUCTURE

As at December 31, 2005, Road King, through its subsidiary Herb King International Limited, held about 77% of the Company’s issued and outstanding common shares and 100% of the Company’s issued and outstanding preferred shares. On September 1, 2006, Herb King exercised its right to convert 10,399,149 preferred shares of the Company into an equivalent number of common shares, thereby raising its holdings of the Company’s common shares to 84%. On December 7, 2006, Road King distributed its entire holding of the common shares of the Company to its shareholders by way of a special interim dividend. As a result of the distribution, Wai Kee Holdings Limited (“Wai Kee”) became the largest single shareholder of the Company and holds about 38% of the Company’s issued and outstanding common shares as at December 31, 2006. Wai Kee is a Hong Kong based publicly traded company, with its core business in investment holdings.

As of December 31, 2006 the Company has the following wholly-owned subsidiaries:

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

g)         CNT Trading (Hong Kong) Limited (“CNT HK”)
            incorporated on October 13, 1999 in Hong Kong

h)         Unique Formulations Inc. (“UF”) (Inactive)
            incorporated on April 21, 1993 in Oregon, USA

i)          CNT Nutraceuticals Ltd. (“CNTN”)

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

The Company holds 1,076 gross acres of farmland under lease in British Columbia and Ontario (Table No. 4) and owns 220 acres of farm land near Kamloops, British Columbia and a 50 acre farm near Otterville, Ontario.  The Kamloops farm cultivates ginseng and is the location of the British Columbia office of CNT Farms.  In 2004, the Company developed a processing facility on the Otterville farm at a total cost of approximately $1.6 million. Beginning in 2004, all Ontario harvested roots have been processed in the new facilities, thereby reducing transportation and handling costs. Currently, 966 acres of the agricultural land held by the Company is under cultivation for the production of ginseng.

The Company will continue to plant in the growing regions in Ontario. However, due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided in the latter half of 2005 to stop planting in British Columbia and expects to close its British Columbia operations after the projected final harvest in 2008. New seeding was 40 acres for 2006, 188 acres for 2005, and 460 acres for 2004.  The reduced seeding in 2006 was due to the decision to discontinue planting in British Columbia and to reserve its financial resources for maintaining the existing plantings.  The Company does not anticipate planting additional acreage in Ontario to compensate for the discontinuation of planting in British Columbia. The Company believes that the current levels of leased and owned lands as well as the lands under cultivation are sufficient to meet the Company’s needs.

The Company cultivates ginseng primarily on leased land.  Agricultural land is normally leased for a 5 year period and land rentals are approximately CDN$450 per year per acre.

Table No. 4
Agricultural Land Leases

Name	Location	Gross Acreage	Expiration

Adam	Norwich, Ontario	111.0	12/31/2007
Ash	Norwich, Ontario	51.0	12/31/2008
Ash	Norwich, Ontario	5.0	12/31/2010
Deconinck	Norwich, Ontario	19.2	12/31/2008
Farmer	Kamloops, British Columbia	30.5	03/01/2008
Grim	Otterville, Ontario	13.5	04/01/2008
GVRD	Ashcroft, British Columbia	51.8	04/13/2008
Halfway	Lillooet, British Columbia	41.6	12/31/2007
Halfway	Lillooet, British Columbia	90.0	12/31/2008
Harper Ranch	Kamloops, British Columbia	91.7	12/31/2007
Harper Ranch	Kamloops, British Columbia	91.3	12/31/2008
Konigshofer	Otterville, Ontario	86.0	12/31/2007
Maitz	Norwich, Ontario	41.0	12/31/2009
Maitz	Norwich, Ontario	35.0	12/31/2010
Pathy	Otterville, Ontario	67.0	12/31/2007
Pierssens	Norwich, Ontario	67.0	12/31/2008
River Ridge	Norwich, Ontario	85.0	12/31/2009
Stewart	Kamloops, British Columbia	39.2	12/31/2007
Talach	Norwich, Ontario	59.2	12/31/2008
		1,076.0

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

OPERATING RESULTS

Fiscal year ended 12/31/06 compared with year ended 12/31/05

Revenue rose 2% to $5,972,755 in 2006 from $5,825,946 in 2005. The Company’s average selling price decreased to $6 per pound in 2006 compared to about $10 per pound in 2005 but revenue increased due to an 82% increase in the volume of ginseng roots sold during the year. The lower sales price per pound was due to a larger percentage of lower quality roots being sold while the higher volume of sales is the result of a larger 2005 harvest compared to 2004. Ginseng prices have fallen over the last three years due to the strength of the Canadian dollar compared to the Hong Kong and Chinese currencies, the high amount of rusty root and the normal volatility within the ginseng industry. However, prices did remained stable throughout the last half of 2006 and have strengthened slightly in 2007.

Cost of goods sold was 98% of sales revenue in 2006 compared to 94% in 2005. Cost of goods sold as a percentage of revenue was about the same as the prior year due to the ginseng root sales in both years were made after the inventory had been written down to their net realizable value. The Company harvested 801,662 pounds of root in 2006, an increase of 2% from 787,402 pounds in 2005. The Company harvested 311 acres in British Columbia and Ontario, with an average yield of 2,576 pounds per acre. In 2005, the Company harvested 352 acres with an average yield of 2,240 pounds per acre. The higher yield in 2005 was due to fewer acres of three-year-old root being harvested in 2006 compared to 2005 and due to improved farming techniques enacted by management. The Company’s production cost per pound was $13 per pound in 2006 compared to $14 in 2005 which is a result of the increase in yield in 2006 compared to 2005.

Gross margin was 2% of sales revenue in 2006 compared to 6% in 2005. The low gross margins in 2006 and 2005 were due to the ginseng root sales in both years being made after the inventory had been written down to its net realizable value.

Selling, general and administrative expenses totalled $1,219,618 in 2006, a 14 % decrease from the $1,422,323 in expenses in 2005. The decrease was primarily due to the overhead cost saving measures enacted by management.

Interest on short-term debt increased to $383,781 in 2006 from $362,722 in 2005. The increase in interest on short-term debt in 2006 is due to higher interest rates on bank borrowings.

Interest on long-term debt increased to $317,095 in 2006 from $65,276 in 2005. The increase in interest on long-term debt in 2006 is due to a new $8,000,000 four year non-revolving term loan facility from More Growth Finance Limited (“More Growth”), a company formerly under common control. The new loan facility was used to fund working capital requirements and to repay $3,500,000 in borrowings that had been established over shorter terms during 2005.

Due to the continued low selling price of low grade ginseng, the Company recorded a write-down of inventory of $2,901,483 for the year ended December 31, 2006 to reduce the carrying value of the inventory to its estimated net realizable value. This amount includes a $235,200 write-down of 2005 inventory realized in the second quarter of 2006 and a $2,666,283 write-down on 2006 inventory that was realized upon the completion of the 2006 harvest. The net realizable value of the inventory was estimated based on purchase commitments received for inventory on hand.

The Company recorded a write-down of $2,700,000 on ginseng crops for the year ended December 31, 2006 to reduce their carrying value to their net realizable value. This amount includes a $1,550,000 write-down on the expected 2007 harvest and a write-down of $1,150,000 on the expected 2008 harvest. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices.

The Company also recorded a write-down of inventory, raw materials and supplies for its value-added products of $37,938 during the year ended December 31, 2006.

In 2005, the Company recorded write-downs on inventory and crop costs of $9,978,902. These write-downs reduced the carrying value of inventory and crop costs to their estimated net realizable value. The write-downs consisted of $9,736,863 on inventory which includes $2,500,000 on crop costs that were subsequently harvested in 2005, $213,127 on cancelled planting sites and $28,912 on raw materials and supplies used to produce value-added products.

In 2004, the Company recorded a $599,717 write-down on low grade ginseng roots to their estimated net realizable value. This was due to the downward trend of ginseng root prices after the winter of 2004.

In 2005, the Company recorded write-downs on assets held for sale of $246,498 include $136,210 for the Company’s head office located in Richmond, British Columbia and $110,288 for land used for planting ginseng near Walhachin, British Columbia. Both properties identified as being assets held for sale were written-down to their estimated net realizable value less costs to sell and were disposed of in January 2006.

The Company recorded other losses of $143,651 for the year ended December 31, 2006. This amount includes $154,319 in foreign exchange losses as well as $10,668 of interest and miscellaneous income. In 2005, the other losses of $481,042 included foreign exchange losses of $490,748 as well as $9,706 of interest and miscellaneous income. The foreign exchange losses realized in 2005 are mainly the result of a previously deferred exchange loss of $508,721 included in a separate component of shareholders’ equity that was realized when a long-term investment in a foreign subsidiary was repaid during the year.

The Company recorded a valuation allowance against future income tax assets of $1,855,000 for the year ended December 31, 2006 as a result of the loss incurred in 2006 and an increase in future interest expense from additional borrowings. This caused the future income tax assets to no longer be more likely than not to be recovered by the Company.

In 2006, the Company incurred a net loss of $9,460,716, or $0.27 basic and diluted loss per share, compared to the 2005 net loss of $8,131,069, or $0.23 basic and diluted loss per share. The net loss in 2006 was largely a result of low ginseng prices, the write-downs on inventory and crop costs and the provision against the Company’s future income tax assets.

In order to conform Canadian GAAP to U.S. GAAP, cost of goods sold and hence gross margins would be adjusted for differences in accounting for interest capitalized to crop costs and the presentation of the write-down of inventory and crop costs as a component of cost of sales.  Accordingly, cost of goods sold would be increased and gross margins decreased by $5,593,548 for the year ended December 31, 2006 and cost of goods sold would be increased and gross margins decreased by $9,419,508 for the year ended December 31, 2005.  In addition, the net loss would be decreased by $22,143 for the year ended December 31, 2006 and net loss decreased by $360,797 for the year ended December 31, 2005 reflecting the differences in the accounting for interest, financial instruments and write-down of inventory and related future income taxes. As a result of these adjustments, the net loss under U.S. GAAP would have been $9,438,573 for the year ended December 31, 2006 and the net loss would have been $7,770,272 for the year ended December 31, 2005. Basic and diluted loss per share under U.S.GAAP would have been $0.27 for the year ended December 31, 2006 compared to basic and diluted loss per share of $0.22 for the year ended December 31, 2005.

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

The Company incurred a net loss of $8,131,069, or $0.23 basic and diluted loss per share in 2005, compared to net earnings of $80,279, or $0.00 basic and diluted earnings per share, in 2004.  The increase in net loss resulted primarily from the reduction of the gross margin on bulk root sales due to low ginseng prices and the write-downs on inventory, crop costs and assets held for sale.

In order to conform Canadian GAAP to U.S. GAAP, cost of goods sold and hence gross margins would be adjusted for differences in accounting for interest capitalized to crop costs and the presentation of the write-down of inventory and crop costs as a component of cost of sales.  Accordingly, cost of goods sold would be increased and gross margins decreased by $9,419,508 for the year ended December 31, 2005 and cost of goods sold would be increased and gross margins decreased by $90,846 for the year ended December 31, 2004.  In addition, the net loss would be decreased by $360,797 for the year ended December 31, 2005 and net earnings increased by $237,855 for the year ended December 31, 2004 reflecting the differences in the accounting for interest, financial instruments and write-down of inventory and related future income taxes. As a result of these adjustments, the net loss under U.S. GAAP would have been $7,770,272 for the year ended December 31, 2005 and the net earnings would have been $318,134 for the year ended December 31, 2004. Basic and diluted loss per share under U.S.GAAP would have been $0.22 for the year ended December 31, 2005 compared to basic and diluted earnings per share of $0.00 for the year ended December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal year ended 12/31/06 compared with year ended 12/31/05

In 2006, the cash deficit from operations was $2,112,848 compared to $4,017,939 in 2005. The Company’s cash and cash equivalents as at December 31, 2006 was $484,466 compared to a balance of $42,551 at December 31, 2005, an increase of $441,915. The increase in cash from operations in 2006 was mainly due to a decrease in the amount spent on current and long-term ginseng crops as a result of fewer acres being maintained.

The working capital position of the Company at December 31, 2006 was a surplus of $7,525,729 compared to a surplus of $4,917,442 at December 31, 2005. This increase was due to the new long-term loan facility which the Company obtained during the year from More Growth which was used in part to repay short-term borrowings.

Current and non-current crop cost expenditures before depreciation and interest totalled $7,079,231 for the year ended December 31, 2006 as compared to $9,002,827 in 2005. The decrease in expenditures was due to savings from reduced plantings in 2006 compared to 2005 and cost saving measures enacted by management.

The Company had drawn $4,310,000 of the available $5,000,000 revolving demand operating loan with a Canadian chartered bank as of December 31, 2006. The Company incurred interest of $325,690 on the demand loan for the year which has been included in interest on short-term debt on the statement of operations.

On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan for three years from the same Canadian chartered bank with an interest rate of prime plus 1.5% per annum. During 2006, two lump sum payments totaling $865,000 were made on the loan from the proceeds of assets held for sale as at December 31, 2005. The loan is repayable in monthly installments of $10,000 plus interest and is secured by specific property of the Company. As at December 31, 2006, $159,700 is outstanding of which $120,000 will become due within the next twelve months. For the year ended December 31, 2006, the Company incurred $18,310 of interest which has been included in interest on long-term debt on the statement of operations.

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 (approximately $8,000,000) from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance already existing shorter-term loan facilities with More Growth and to finance the general working capital requirements of the Company.

The Company has fully drawn the loan facility. For the year ended December 31, 2006, the Company incurred $219,878 of interest which has been included in interest on long-term debt on the statement of operations and which remains accrued as at December 31, 2006.

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 (approximately $1,600,000) from More Growth. The loan was unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The loan was refinanced on August 18, 2006 as detailed above. The Company incurred $58,091 of interest for the year which has been included in interest on short-term debt on the statement of operations.

On October 13, 2005, the Company secured an additional HK$13,200,000 (approximately $2,000,000) loan facility from More Growth. The loan was unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The loan was refinanced on August 18, 2006 as detailed above. The Company incurred $78,907 of interest for the year which has been included in interest on long-term debt on the statement of operations.

Capital expenditures of $212,488 during 2006 were mainly for the purchase of equipment and additional dryers in Ontario. The Company also acquired vehicle under purchase loan during 2006 for $19,100.

During 2006, the Company received $1,555,461 as proceeds from the disposition of assets that had been classified as held for sale as at December 31, 2005.

On March 30, 2006, the Company was informed by the Toronto Stock Exchange that its shares would be suspended from trading at the close of trading on March 31, 2006, and that the shares would be delisted on April 28, 2006 as the Company had not met the continued listing requirements of the Exchange. The Company’s common shares still trade on the NASDAQ Over the Counter Bulletin Board. The delisting of the Company’s common shares from the Toronto Stock Exchange on March 31, 2006 limits the Company’s ability to raise capital through the issuance of equity in the future.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, available bank borrowings and the current related party borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available on terms favourable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to continue as a going concern will be dependant on the continuing support of the company formerly under common control and its creditors.

As at December 31, 2006 the Company had the following contractual obligations and commercial commitments:

Table No. 5 Contractual Obligations

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-term Debt (1)	$8,665,102	$ 299,437	$ 183,395	$8,182,270	$ 0
Operating Leases (2)	$ 252,886	$ 107,743	$ 128,777	$ 16,366	$ 0
Agricultural Land Leases (3)	$ 879,135	$ 511,894	$ 349,063	$ 18,178	$ 0
Total Contractual Obligations	$9,797,123	$ 919,074	$ 661,235	$8,216,814	$ 0

(1)

Long-term debt includes the term loan from a Canadian chartered bank at an interest rate of prime plus 1.5% per annum, the loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) and various equipment purchase loans at interest rates up to 7.75% per annum. Interest payments are excluded from the contractual obligations disclosed.

(2)

Operating leases comprise of the Company’s long-term leases of equipment and vehicles.

(3)

Agricultural land leases comprise of the Company’s land rentals in British Columbia and Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table above:

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain premises. As the Company does not expect to incur any costs in connection with this indemnification, no amounts have been accrued as of December 31, 2006.

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting which usually takes three to four years. The cost to maintain these crops is financed through the sale of inventory and available bank borrowings.

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

The Company has became involved in a legal proceeding with a landlord as a result of the return of land that had been leased by the Company. The amount of the claim is not material and the Company does not expect the outcome to materially impact the financial condition, earnings or cash flows of the Company.

The Company does not have any off balance sheet arrangements as defined in Item 5(e) of Form 20-F.

The Company has no significant purchase obligations as at December 31, 2006.

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

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

The significant accounting policies are outlined within Note 3 to the consolidated financial statements.  Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company.  The following items require the most significant judgement and involve complex estimation.

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

Ginseng crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews the carrying value of ginseng crops for evidence of impairment in value.  Included in the cost of crops are seed, labour, applicable overhead, interest (See Note 3(e) to the consolidated financial statements) and supplies incurred to bring a crop to harvest.  The determination of impairment requires complex calculations and significant management estimates with respect to future costs to bring the crop to harvest, demand for and the market price of ginseng roots upon harvest and expectations as to the yield and quality of ginseng roots harvested.  The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground.  Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required bringing the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net future income tax asset or liability exists. The valuation of any future income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above. As disclosed earlier, management has determined that a valuation allowance against future income tax assets is required at this time and has included this allowance in the provision for income taxes on the statement of operations. Future events may result in a materially different outcomes than is estimated with respect to the recoverability of both inventory and ginseng crops.

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

RECENT ACCOUNTING PRONOUNCEMENTS

Pronouncements from the United States

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of SFAS 159 will have a significant impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - An amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement is effective for financial statements issued for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a significant impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of SFAS 157 will have a significant impact on its consolidated financial statements.

In June 2006, the FASB issued Summary of Interpretation 48, “Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation is effective for financial statements issued for fiscal years beginning after December 15, 2006. The Company does not believe that the adoption of Summary of Interpretation 48 will have a significant impact on its consolidated financial statements.

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets - An amendment of FASB Statement No. 140”. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective for accounting changes made in fiscal years beginning after September 15, 2006. The Company does not believe that the adoption of SFAS 156 will have a significant impact on its consolidated financial statements.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments - An amendment of FASB Statements No. 133 and 140”. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not believe that the adoption of SFAS 155 will have a significant impact on its consolidated financial statements.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No.20 and FASB Statement No. 3”. This Statement replaces AOB Opinion No. 20 and FASB Statement No. 3. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a significant impact on its consolidated financial statements.

In September 2006, the Securities Exchange Commission (“SEC”) released Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. This Bulletin expresses the views of the SEC in regards to the process of quantifying financial statements misstatements. The Company does not believe that the adoption of SFAS 154 will have a significant impact on its consolidated financial statements.

Pronouncements from Canada

Effective January 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 – Comprehensive Income. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 1651 – Foreign Currency Translation which replaces Section 1650. This Section establishes standards for the translation of transactions of a reporting enterprise that are denominated in a foreign currency and financial statements of a foreign operation for incorporation in the financial statements of a reporting enterprise. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3051 - Investments which replaces Section 3050. This Section establishes standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3251 - Equity which replaces Section 3250. This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 – Financial Instruments - Recognition and Measurement and to adopt Section 3861 – Financial Instruments – Disclosure and Presentation which replaces Section 3250. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3865 - Hedges. This Section establishes standards for when and how hedge accounting may be applied. The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company will be required to adopt the changes to CICA Handbook Section 1535 – Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed. The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

Table No. 6 lists as of February 28, 2007, the names of all the Directors of the Company.  The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-laws of the Company.

Table No. 6
Directors
		Date First
Name	Age	Elected

William Zen	59	May, 2000
Dr. Eric Littley	52	June, 2001
Peter Leung	47	August, 2001
Leslie (Les) Lumsden (1)	61	February, 2002
Steven Hsieh (1)	52	February, 2002
Wilman Wong	51	November, 2005
Derek Zen	54	November, 2006
Brent Lau (1)	46	November, 2006

(1)

Member of the Audit Committee of the Board of Directors

Mr. William Zen, Director and former Chairman of the Company, is a resident of Hong Kong. Mr. Zen holds a Bachelor of Science and a Master of Business Administration degree. He has extensive experience in civil engineering, construction material and infrastructure development in Hong Kong, Taiwan and China. In addition, he is also Chairman of Road King Infrastructure Limited and Wai Kee Holdings Limited - both companies listed in the Hong Kong Stock Exchange. Mr. Zen also serves as a director and officer of numerous other public and private companies. He is the brother of Mr. Derek Zen.

Dr. Eric Littley, Director of the Company, is a resident of British Columbia, Canada. Dr. Littley has a diverse background in the management of crops and plant diseases, and is one of the most experienced researchers working in ginseng today. He holds a Master degree in Pest Management and a Ph.D. in Plant Pathology from the Centre for Pest Management at Simon Fraser University. His background includes 10 years leading the R & D efforts with Chai-Na-Ta Corp. and 5 years as a consultant to specialty crop growers in Canada and the U.S.

Mr. Peter Leung, Director and Officer of the Company, is a resident of Ontario, Canada. Mr. Leung holds a Bachelor of Science degree in Pharmacy and was a former President of the Chinese Pharmaceutical Society in Ontario.

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

Mr. Wilman Wong, Director and Officer of the Company, is a resident of British Columbia, Canada. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Institute of Certified Public Accountants. Mr. Wong has over 20 years experience in auditing, taxation, secretarial and financial management

Mr. Derek Zen, Chairman of the Company, is a resident of Hong Kong. Mr. Zen is the executive director of Road King Infrastructure Limited since its establishment. He is also the Vice Chairman of Wai Kee Holdings Limited and the Chairman of Build King Holdings Limited – both companies listed in the Hong Kong Stock Exchange.  He holds a Bachelor of Science degree in Engineering and a Master of Business Administration degree. He is a Chartered Engineer and is a member of the Institution of Civil Engineer and is a fellow member of the Institute of Quarrying, UK. Mr. Zen has over 30 years of experience in civil engineering industry. He is the brother of Mr. William Zen.

Mr. Brent Lau, Director of the Company, is a resident of Hong Kong. Mr. Lau is the Director and Chief Executive Officer of APAC Resources Limited – a company listed in the Hong Kong Stock Exchange. He is also executive director of BH Capitalink Development Limited. He holds a Bachelor of Commerce degree and has over 20 years of experience in corporate administration and operation management, money lending and securities trading business.

Officers

Table No. 7 lists as of February 28, 2007 the names of all of the Executive Officers of the Company.  The Executive Officers are elected annually by the Directors following the Annual General Meeting and serve until the earlier of their resignation or termination with or without cause by the Directors.  Each Executive Officer has continuously served in his respective position from the date indicated in Table No. 7 unless otherwise indicated in his resume data following Table No.7.

Table No. 7
Executive Officers

Name	Age	Title	Date First Affiliated

Peter Leung	47	CEO	July, 2006
Wilman Wong	51	CFO & Corporate Secretary	June, 2000

Mr. Peter Leung, Chief Executive Officer of the Company, is a resident of Ontario, Canada. Mr. Leung holds a Bachelor of Science degree in Pharmacy and was a former President of the Chinese Pharmaceutical Society in Ontario.

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

COMPENSATION

The Company has a standard arrangement for compensating its Directors for their service in their capacity as Directors. In addition, Directors may be granted stock options.  Directors received compensation during the year ended December 31, 2006, for their services as a Director including committee participation and/or special assignments as described below.

The Company also grants stock options to Executive Officers and employees from time to time.

Table No. 8 lists the compensation during the year ended December 31, 2006, for Executive Officers and Directors.

Table No. 8
Director/Officer Compensation
Year Ended December 31, 2006

		Option Exercise	Total
Officer/Director	Salary/Bonus/Other	Net Market Value	Compensation

Peter Leung	$67,772	$0	$67,772
Wilman Wong	106,021	$0	106,021
Other Directors/Officers 5	25,115	$0	25,11
Total	$198,908	$0	$198,908

Option Exercise Net Market Value is computed by subtracting the cost of exercising the stock option from the market value of the respective shares of common stock on the date of exercise.  106,300 stock options had been granted to officers/directors as at December 31, 2006.

No funds were set aside or accrued by the Company during the year ended December 31, 2006 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in the year ended December 31, 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

BOARD PRACTICES

All directors hold office until the next annual general meeting of shareholders, which generally is in May of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.  All executive officers are appointed by the Board and serve at the pleasure of the Board.

The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices.  Our Audit Committee consists of Mr. Steven Hsieh, Mr. Les Lumsden and Mr. Brent Lau.

The Farm Review Committee of the board of directors reviews and reports to the board with respect to Ontario Farm operations, including land selection recommendation and site inspection, farm policy and plant science techniques recommendation; quarterly review of farm operations to ensure acceptable cultural maintenance practices are maintained. The Committee consists of Mr. Les Lumsden, Mr. Eric Littley and Mr. Peter Leung.

The Company does not currently have a remuneration or compensation committee.

EMPLOYEES

During fiscal 2006, the Company employed 25 persons on a full time basis and 170 persons on an hourly basis.

During fiscal 2005, the Company employed 31 persons on a full time basis and 170 persons on an hourly basis.

During fiscal 2004, the Company employed 31 persons on a full time basis and 213 persons on an hourly basis.

The Company is not a party to any material labour contract or collective bargaining agreement.

SHARE OWNERSHIP

Table No. 9 lists the share ownership in the Company by the Executive Officers and Directors as at February 28, 2007.

Table No. 9
Share Ownership of Directors/Officers as at February 28, 2007

Officer/Director Title Approximate Number of Shares
William Zen Director (1)
Derek Zen Director (1) & (2)
Peter Leung CEO -
Wilman Wong CFO/Corporate Secretary -
Other Directors 2,000

(1) 10,047,236 and 3,168,000 common shares of the Company are owned by ZWP Investments Limited and Groove Trading Limited, respectively, of which William Zen and Derek Zen are Directors.

(2) Derek Zen holds 253,728 common shares of the Company.

STOCK OPTIONS

The Company has a total of 785,000 shares reserved for issue under the Plan. As of February 28, 2007, options to purchase 388,100 shares were outstanding while 159,268 options remain available for issuance under the Plan.

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

The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 10 as of February 28, 2007, as well as the number of options granted to employees and all others as a group.  The exercise price of the options is stated in Canadian dollars.

Table No. 10
Share Purchase Options Outstanding at February 28, 2007

CDN$
# of Shares of Exercise Expiration
Name Title Common Stock Price Date

Wilman Wong Director/CFO 34,300 0.7300 12/15/2008
Steven Hsieh Director 18,000 0.7300 12/15/2008
Eric Littley Director 18,000 0.7300 12/15/2008
Peter Leung Director/CEO 18,000 0.7300 12/15/2008
Leslie Lumsden Director 18,000 0.7300 12/15/2008

Employees (13 persons) 281,800 0.7300 12/15/2008

Total Officers/Directors/Employees/Others 388,100 0.7300

The Company proposed to adopt a new Stock Option Plan (the “Plan”) which received approval by the Board of Directors on March 12, 2003. The new Plan was proposed in order to accommodate Road King Infrastructure Limited (“Road King”), a significant shareholder of the Company which held approximately 62% of the Company’s issued and outstanding common shares at that time. As a listed issuer of The Stock Exchange of Hong Kong Limited (the “SEHK”), Road King is required to ensure that any grants of incentive stocks option by the Company comply with the more restrictive requirements of the SEHK. The new Plan did not ultimately assist Road King in complying with SEHK requirements. This being the case, the Company’s management decided not to implement the proposed new Plan and to leave the existing stock option plan of the Company in place and issued the options under the existing plan.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The Company is a publicly owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. As of December 31, 2006 (latest record date), the following persons and/or companies held 5% or more beneficial interest in the Company's outstanding common stock.

ZWP Investments Limited (1)	10,047,236 (28.96%) common shares
Groove Trading Limited (1)	3,168,000 (9.13%) common shares
Hover Limited	7,011,318 (20.21%) common shares

(1) ZWP Investments Limited and Groove Trading Limited are subsidiaries of Wai Kee.

The authorized capital of the Company consists of an unlimited number of shares of common stock without par value of which 34,698,157 were issued/outstanding as of December 31, 2006 and 21 million Series 1 non-voting, non-cumulative preferred shares convertible into common shares on a 1:1 basis of which none were issued/outstanding at December 31, 2006.

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

RELATED PARTY TRANSACTIONS

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The Company has fully drawn this loan facility which is due April 4, 2006. On October 13, 2005, the Company established another revolving loan facility of HK$13,200,000 from More Growth with similar terms except the due date. The Company has fully drawn this loan facility which is due April 13, 2007. Both of these loans were repaid upon the Company receiving the new term loan facility on August 18, 2006.

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 (approximately $8,000,000 million) from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance existing loan facilities and to finance the general working capital requirements of the Company.

On December 7, 2006, the major shareholder of the Company distributed its entire holding of the common shares of the Company to its shareholders by way of a special interim dividend. As a result of the distribution, the Company no longer has a single shareholder with a majority of the common shares. Wai Kee Holdings Limited (“Wai Kee”) is now the largest single shareholder of the Company and through its subsidiaries, Wai Kee holds about 38% of the Company’s issued and outstanding common shares. Wai Kee is a Hong Kong based publicly traded company with a core business of investment holdings. More Growth, the company that provided the term loan facility detailed above, is no longer a company under common control.

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

ITEM 9

THE OFFER AND LISTING

On December 7, 2005, the Company was notified by the TSX that the eligibility of the Company’s continued listing on the TSX was being reviewed. The Company was granted 120 days to comply with the requirement for continued listing. On March 31, 2006, the Toronto Stock Exchange suspended the Company’s shares from trading and delisted the common shares on April 28, 2006 as the Company had not met the continued listing requirements of the Exchange.

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

Toronto Stock Exchange Stock High/Low Prices
(CDN Dollars)

Year
Ended High Low

12/31/06 N/A N/A
12/31/05 $0.68 $0.21
12/31/04 1.43 0.50
12/31/03 1.04 0.26
12/31/02 0.49 0.18

Quarter
Ended High Low

12/31/06 N/A N/A
09/30/06 N/A N/A
06/30/06 N/A N/A
03/31/06 0.15 0.13

12/31/05 0.38 0.21
09/30/05 0.40 0.31
06/30/05 0.49 0.30
03/31/05 0.68 0.45

Month
Ended High Low

02/28/07 N/A N/A
01/31/07 N/A N/A

12/31/06 N/A N/A
11/30/06 N/A N/A
10/31/06 N/A N/A
09/30/06 N/A N/A

The following tables set forth the high/low prices on NASDAQ OTC Bulletin Board for shares of the Company's common stock for each of the last five years, each of the quarters in the two most recently completed financial years and monthly for each of the most recent six months.

NASDAQ Stock High/Low Prices
(US Dollars)

Year
Ended High Low

NASDAQ OTCBB:

12/31/06 $0.20 $0.03
12/31/05 0.50 0.11
12/31/04 1.24 0.38
12/31/03 0.90 0.10
12/31/02 0.22 0.06

Quarter
Ended High Low

NASDAQ OTCBB:

12/31/06 0.14 0.03
09/30/06 0.20 0.05
06/30/06 0.20 0.05
03/31/06 0.20 0.08

12/31/05 0.28 0.11
09/30/05 0.50 0.23
06/30/05 0.37 0.25
03/31/05 0.41 0.37

Month
Ended High Low

02/28/07 0.05 0.05
01/31/07 0.09 0.07

12/31/06 0.09 0.08
11/30/06 0.06 0.06
10/31/06 0.03 0.03
09/30/06 0.06 0.06

The Company's common stock is issued in registered form and the following information is taken from the records of Computershare located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

On February 28, 2007, the shareholders' list for the Company's common stock showed 1,822 registered shareholders and depositories with 34,698,157 shares outstanding.  11% of these shares are held in Canada, 11% in the United States and 78% are held internationally. Based upon the number of proxy statements and annual reports requested by shareholders and brokers for the Company's last annual shareholders' meeting and other research, the Company believes it has in excess of 3,000 beneficial owners of its common stock.

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

TAXATION

The following is a fair summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.

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

This summary is of a general nature only and is not exhaustive of all possible income tax consequences.  It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed.  Each holder is encouraged to consult their own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

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

their value is derived principally from real property in Canada;

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

The Company’s revenues and earnings are also impacted by the world price of ginseng root which is determined by reference to a number of factors including the supply and demand for North American ginseng root, negotiations between buyer and seller, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currency used by the Company’s customers. A percentage change in the market price of ginseng root will tend to have a corresponding impact on the revenues reported by the Company. An increase in the selling price by $1 per pound will increase the Company’s net earnings by approximately $800,000 (based on the 2006 harvest of 801,662 pounds) and a decrease in the selling price by $1 per pound would have an equally negative impact on net earnings.

The interest income from cash and cash equivalents and the interest expense from borrowings under credit facilities are subject to interest rate changes and therefore interest income and interest expense will fluctuate directly with changes in interest rates and the amount of cash and cash equivalents and borrowing outstanding at any given time. A decrease in interest rates of 1% will increase the Company’s net earnings by approximately $130,000 (based on bank indebtedness and long-term debt of approximately $13.0 million as at December 31, 2006) and a decrease in interest rates of 1% would have an equally negative impact on net earnings.

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

Changes in Internal Controls

There are no changes in the Company’s internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonable likely to material affect, the Company’s internal control over financial reporting..

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

                    Unit 100 – 12051 Horseshoe Way,

                    Richmond, British Columbia V7A 4V4

By e-mail to: info@chainata.com

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP acts as the Company’s principal independent auditor for the years ended December 31, 2006 and 2005.  The following table discloses the aggregate fees for professional services rendered by Deloitte & Touche LLP in 2006 and 2005.

	2006 CDN’000	2005 CDN’000
Audit Fees (1)	131	133
Audit -related Fees (2)	-	13
Tax Fees (3)	-	-
All Other Fees	-	-
Total	131	146

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

The value of the U.S. dollar in relationship to the Canadian dollar was approximately 1.17 as of December 31, 2006.

Audited Consolidated Financial Statements and Financial Statement Schedules:

Report of Independent Registered Chartered Accountants, dated March 7, 2007

Consolidated Balance Sheets as at December 31, 2006 and December 31, 2005

Consolidated Statements of Operations for the years ended December 31, 2006, December 31, 2005 and December 31, 2004.

Consolidated Statements of Deficit for the years ended December 31, 2006, December 31,     2005 and December 31, 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2006, December 31, 2005 and December 31, 2004.

Consolidated Statements of Crop Costs for the years ended December 31, 2006, December 31, 2005 and December 31, 2004.

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

Chai-Na-Ta Corp.

Registrant

“WILMAN WONG”

By:  ________________________________

 Wilman Wong, Chief Financial Officer

Dated: March 30, 2007

Report of Independent Registered Chartered Accountants

 and Consolidated Financial Statements

CHAI-NA-TA CORP.

(Stated in Canadian dollars)

DECEMBER 31, 2006, 2005 AND 2004

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors of Chai-Na-Ta Corp.

We have audited the consolidated balance sheets of Chai-Na-Ta Corp. as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit, cash flows and crop costs for each of the years in the three year period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Chai-Na-Ta Corp. as at December 31, 2006 and 2005 and the results of its operations, its cash flows and its crop costs for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

As described in Notes 3 (j) and 20, the consolidated financial statements for years ended December 31, 2005 and 2004 have been restated.

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

On March 7, 2007, we reported separately to the shareholders of Chai-Na-Ta Corp. on our audits, conducted in accordance with Canadian generally accepted auditing standards, on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Independent Registered Chartered Accountants

March 7, 2007

Comments by Independent Registered Chartered Accountants on Canada-United States of America reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated March 7, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Independent Registered Chartered Accountants

March 7, 2007

CHAI-NA-TA CORP.

Consolidated Balance Sheets

(Stated in Canadian Dollars)

As at December 31	2006	2005
ASSETS
Current assets
Cash	$ 484,466	$ 42,551
Accounts receivable and other assets	217,615	113,597
Inventory (Note 14)	8,627,699	7,199,091
Ginseng crops (Notes 4 and 14)	5,213,919	6,546,059
Prepaid expenses	50,632	52,538
Assets held for sale (Note 13)	-	1,550,860
	14,594,331	15,504,696
Ginseng crops (Notes 4 and 14)	9,305,416	12,802,486
Property, plant and equipment (Note 5)	5,792,907	6,589,248
Future income taxes (Note 6)	-	1,855,000
	$ 29,692,654	$ 36,751,430
LIABILITIES
Current liabilities
Bank indebtedness (Note 7)	$ 4,310,000	$ 6,400,000
Short-term borrowings (Note 8)	-	1,504,000
Accounts payable and accrued liabilities	1,066,357	1,447,840
Customer deposits (Note 9)	1,392,808	3,874
Current portion of long-term debt (Note 10)	299,437	1,231,540
	7,068,602	10,587,254
Long-term debt (Note 10)	8,365,665	2,450,048
	15,434,267	13,037,302
SHAREHOLDERS’ EQUITY
Share capital (Note 11)	38,246,209	38,246,209
Contributed surplus (Note 11)	338,081	338,081
Cumulative translation adjustments (Note 3(h))	590,208	585,233
Deficit	(24,916,111)	(15,455,395)
	14,258,387	23,714,128
	$ 29,692,654	$ 36,751,430

Going concern (Note 1)

Commitments, contingencies and guarantees (Note 16)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

“Derek Zen”	“Peter Leung”
Derek Zen	Peter Leung
Chairman	Chief Executive Officer

CHAI-NA-TA CORP.
Consolidated Statements of Deficit
(Stated in Canadian Dollars)

Years ended December 31	2006	2005	2004

Balance, beginning of year	$ (15,455,395)	$ (7,324,326)	$ (7,045,898)

Change in accounting policy for stock based
compensation (Note 3(k))	-	-	(358,707)

Net (loss) earnings	(9,460,716)	(8,131,069)	80,279

Balance, end of year	$ (24,916,111)	$ (15,455,395)	$ (7,324,326)

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Operations
(Stated in Canadian Dollars)

Years ended December 31	2006	2005	2004

Revenue	$ 5,927,755	$ 5,825,946	$ 7,425,037

Cost of goods sold	5,829,905	5,488,252	4,853,700
	97,850	337,694	2,571,337

Selling, general and administrative expenses	1,219,618	1,422,323	1,757,134

Interest on short-term debt (Notes 7 and 8)	383,781	362,722	111,875

Interest on long-term debt (Note 10)	317,095	65,276	-

Write-down of assets held for sale (Note 13)	-	246,498	-

Write-down of inventory and ginseng crops (Notes 3(e) and 14)	5,639,421	9,978,902	599,717
	7,559,915	12,075,721	2,468,726

Operating (loss) profit	(7,462,065)	(11,738,027)	102,611

Other (loss) income (Notes 3(h) and 15)	(143,651)	(481,042)	25,668

(Loss) earnings before income taxes	(7,605,716)	(12,219,069)	128,279

Provision for (recovery of) income taxes (Note 6)	1,855,000	(4,088,000)	48,000

Net (loss) earnings	$ (9,460,716)	$ (8,131,069)	$ 80,279

Basic (loss) earnings per share - restated (Note 3(j))	$ (0.27)	$ (0.23)	$ 0.00

Weighted average number of common shares used
to calculate basic (loss) earnings per share - restated	34,698,157	34,698,157	34,689,963

Diluted (loss) earnings per share – restated (Note 3(j))	$ (0.27)	$ (0.23)	$ 0.00

Weighted average number of common shares used
to calculate diluted (loss) earnings per share - restated	34,698,157	34,698,157	34,789,122

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

Years ended December 31	2006	2005	2004

Net inflow (outflow) of cash related to the following activities:

Operating Activities
Net (loss) earnings	$ (9,460,716)	$ (8,131,069)	$ 80,279
Items included in net (loss) earnings not
affecting cash (Note 18(a))	13,414,205	11,910,019	5,069,138
Changes in non-cash operating assets
and liabilities (Note 18(b))	(1,869,114)	(2,046,381)	7,302
Change in non-current crop costs	(4,197,223)	(5,750,508)	(7,346,266)
	(2,112,848)	(4,017,939)	(2,189,547)

Financing Activities
Bank indebtedness	(2,090,000)	(531,634)	5,141,634
Short-term borrowings	-	1,565,000	-
Long-term borrowings	7,842,560	3,500,000	-
Repayment of long-term debt	(4,569,156)	(420,834)	(60,247)
Issuance of shares for cash	-	-	25,185
	1,183,404	4,112,532	5,106,572

Investing Activities
Purchase of property, plant and equipment	(212,488)	(163,922)	(3,375,669)
Proceeds from disposition of property, plant and equipment	28,541	24,181	45,053
Proceeds from disposition of assets held for sale	1,555,461	-	-
	1,371,514	(139,741)	(3,330,616)

Effect of exchange rate changes on cash	(155)	(928)	(3,658)

Net increase (decrease) in cash	441,915	(46,076)	(417,249)

Cash, beginning of year	42,551	88,627	505,876

Cash, end of year	$ 484,466	$ 42,551	$ 88,627

Supplementary information (Note 18(c))

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Crop Costs
(Stated in Canadian Dollars)

Years ended December 31	2006	2005	2004

Depreciation	$ 980,866	$ 1,092,715	$ 1,399,859
Farm equipment operating costs	575,199	740,025	929,046
Interest on long-term debt	9,755	6,557	4,611
Land rental costs	702,403	989,604	951,852
Mulch and fertilizer	1,666,070	2,338,314	2,164,422
Other	171,654	309,258	279,189
Plant science	17,955	23,277	36,570
Salaries and wages	3,230,882	4,154,465	4,186,193
Seed	150,535	7,309	509,430
Small tools and supplies	42,410	72,128	120,400
Warehouse and dryer operations	522,123	368,447	312,990
	8,069,852	10,102,099	10,894,562

Balance, beginning of year	19,348,545	20,869,156	16,647,834
	27,418,397	30,971,255	27,542,396

Less:
Write-down of ginseng crops (Note 14)	2,700,000	213,127	-
Cost of seeds sold and available for sale	-	363,840	-
Cost of crop harvested	10,199,062	11,045,743	6,673,240
Balance, end of year	14,519,335	19,348,545	20,869,156

Less: current portion	5,213,919	6,546,059	7,692,733
	$ 9,305,416	$ 12,802,486	$ 13,176,423

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

1.

GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced a loss of $9,460,716 for the year ended December 31, 2006 and a loss of $8,131,069 for the year ended December 31, 2005, due to a low selling price of ginseng and has an accumulated deficit of $24,916,111 as at December 31, 2006. The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company formerly under common control.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its creditors. These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

NATURE OF OPERATIONS

The Company operates North American ginseng farms in Canada, on which ginseng root is planted, cultivated and harvested. The Company sells ginseng in its primary markets of Hong Kong and China, and to a lesser extent Canada and the United States of America, through its wholly-owned subsidiaries. The Company also sells ginseng-based value-added products in Canada although they do not represent a significant percentage of sales.

The Company is publicly traded with no single shareholder holding a majority of the Company’s common shares. The Company was formerly controlled by Road King Infrastructure Limited, a publicly traded Hong Kong based company, through its subsidiary Herb King International Limited which formerly owned 84% of the Company’s common shares. On December 7, 2006, the shares owned by Herb King International Limited were distributed to the shareholders of Road King Infrastructure Limited in the form of a dividend. The largest shareholder of the Company is Wai Kee Holdings Limited, a publicly traded Hong Kong based company, which owns 38% of the shares of the Company. These shares were acquired by Wai Kee Holdings Limited through its wholly-owned subsidiaries as a result of the distribution of the shares formerly owned by Herb King International Limited.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

3.

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

At December 31, 2006, the Company's effective ownership interests in these companies were as follows:

Subsidiaries

Chai-Na-Ta Farms Ltd.	100%
Chai-Na-Ta International Ltd. (Inactive)	100%
Chai-Na-Ta (Asia) Ltd. (Inactive)	100%
CNT Nominees Limited (Inactive)	100%
CNT Nutraceuticals Ltd.	100%
CNT Trading (Asia) Limited (Inactive)	100%
CNT Trading (Hong Kong) Limited	100%
North American Ginseng Enterprises Limited (Inactive)	100%
Unique Formulations, Inc. (Inactive)	100%

(b)

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

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(d)

Inventory

Inventory is valued at the lower of average cost and estimated net realizable value.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

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

(f)

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

During 2005, the Company announced that it would no longer plant ginseng crops in British Columbia and that the final harvest of British Columbia ginseng crops currently under cultivation would occur in 2008. As a result of this decision, the Company performed an analysis of all property, plant and equipment located in British Columbia to determine if such assets were impaired. Based on this analysis, the Company determined that while no impairment charge was required to be recognized on the British Columbia assets, changes in the estimated future remaining lives of certain assets were appropriate given the expectation of a final harvest in 2008. The adjustment to depreciation as a result of the changes in the estimated useful lives and salvage values of property, plant and equipment was reflected prospectively effective October 1, 2005.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Research and development

Research costs are expensed as incurred. Development costs that meet generally accepted criteria, including reasonable assurance regarding future benefits, are capitalized and amortized to operations. Research costs were $NIL, $46,925, and $61,725 for the years ended December 31, 2006, 2005 and 2004, respectively. There were no development costs capitalized for the years ended December 31, 2006, 2005 and 2004.

(h)

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

(i)

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

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

(Loss) earnings per common share - restated

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

A reconciliation of net (loss) earnings per common share and the weighted average shares used in the earnings per share (“EPS”) calculations for fiscal 2006, 2005 and 2004 is as follows:

	Net (Loss)	Number of	(Loss)
	Earnings	Shares	Earnings
	(numerator)	(denominator)	Per Share
2006
Basic and Diluted	$(9,460,716)	34,698,157	$ (0.27)

2005
Basic and Diluted	$(8,131,069)	34,698,157	$ (0.23)

2004
Basic	$ 80,279	34,689,963	$ 0.00
Effect of common share equivalents:
Stock options	-	99,159	(0.00)
Diluted	$ 80,279	34,789,122	$ 0.00

Certain options to purchase 403,300, (2005 - 437,600, 2004 – NIL) shares of common stock were outstanding as at December 31, 2006, but were not included in the computation of diluted (loss) earnings per share because their effect would have been anti-dilutive.

For the years ended December 31, 2005 and 2004, the number of shares used to calculate basic earnings per share has been restated to include the convertible preferred shares. For 2005, the number of shares used to calculate basic and diluted earnings per share has been restated to 34,698,157 from 24,299,008 and the basic and diluted loss per share has been restated to $0.23 from $0.33. For 2004, the number of shares used to calculate basic earnings per share has been restated to 34,689,963 from 24,290,814.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Change in accounting policy for stock–based compensation plans

The Company has a stock-based compensation plan, which is described in Note 12. The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) with respect to stock-based compensation and other stock-based payments effective January 1, 2002. This section establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encouraged the use of a fair value based method for all awards granted to employees, but only required application of specified accounting methods to direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.

(l)

Foreign exchange forward contracts

The Company periodically enters into foreign exchange contracts to manage foreign exchange risk associated with future debt repayments denominated in foreign currencies. Realized and unrealized gains and losses resulting from changes in the market value of these contracts are recorded as other income unless they meet specified criteria to qualify as a hedging instrument under Canadian GAAP. If these contracts meet the criteria for hedging instruments, any unrealized gains or losses are deferred and recognized in earnings when the related hedge transaction occurs.

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

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

4.

GINSENG CROPS

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. However, the Company may allow crops to mature longer to allow for higher yields and additional seed harvests. Costs accumulated relating to the expected harvest in the next year have been classified as current assets. At December 31, 2006, total area under cultivation and management is 966 acres. A breakdown of acreage by year planted is as follows:

Number
Year planted	of acres

2002	13
2003	265
2004	460
2005	188
2006	40

966

5.

PROPERTY, PLANT AND EQUIPMENT

		2006
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$ 769,843	$ -	$ 769,843
Buildings	1,682,122	377,051	1,305,071
Dryers and related works	2,101,786	1,248,651	853,135
Computer equipment and software	195,578	173,406	22,172
Furniture and fixtures	282,485	254,369	28,116
Leasehold improvements	75,432	75,172	260
Machinery and equipment	7,020,638	5,440,095	1,580,543
Sunshade	14,303,314	13,397,574	905,740
Vehicles	509,587	292,846	216,741
Pavement	148,252	36,966	111,286

	$ 27,089,037	$ 21,296,130	$ 5,792,907

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

5.

PROPERTY, PLANT AND EQUIPMENT (Continued)

		2005
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$ 769,843	$ -	$ 769,843
Buildings	1,683,389	301,283	1,382,106
Dryers and related works	1,971,902	1,012,578	959,324
Computer equipment and software	202,558	173,645	28,913
Furniture and fixtures	311,921	265,958	45,963
Leasehold improvements	75,677	74,954	723
Machinery and equipment	7,005,073	5,151,263	1,853,810
Sunshade	14,317,746	13,134,763	1,182,983
Vehicles	499,607	257,170	242,437
Pavement	148,252	25,106	123,146

	$ 26,985,968	$ 20,396,720	$ 6,589,248

6.

FUTURE INCOME TAXES

Temporary differences and carryforwards that give rise to future income tax assets and liabilities as at December 31, 2006 and 2005 are as follows:

	2006	2005

Future income tax assets
Property, plant and equipment	$ 258,000	$ 209,000
Inventory and ginseng crops	3,751,000	1,184,000
Tax loss carryforwards	545,000	462,000
	4,554,000	1,855,000

Less: valuation allowance	4,554,000	-

Future income tax assets	$ -	$ 1,855,000

The majority of the above differences relate to the Company’s farming operations, which are taxable on a cash basis under Canadian tax law and allow for taxable adjustments of inventory and ginseng crops at the discretion of the Company.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

6.

FUTURE INCOME TAXES (Continued)

Due to additional financing costs associated with the new loan facility as detailed in Note 10(b) and the write-down on inventory and ginseng crops as detailed in Note 14, the Company determined that it was less likely than not that the future income tax assets would be recoverable in the short and medium-term. Therefore, the Company recorded a valuation allowance of $4,554,000 against its future income tax assets. This valuation allowance is included in the provision for income taxes on the statement of operations.

The provision for (recovery of) income taxes has been calculated as follows:

	2006	2005	2004

Canadian statutory tax rate	35.12%	35.12%	35.72%

Provision for income taxes at
the Canadian statutory rates	$ (2,671,127)	$ (4,291,337)	$ 45,821

Adjustments:
Foreign tax rate differential	73,076	67,274	24,493
Change in income tax rates	-	(39,485)	(42,597)
Other	(100,949)	175,548	20,283
Valuation allowance	4,554,000	-	-
Provision for (recovery of) income taxes	$ 1,855,000	$ (4,088,000)	$ 48,000

The Company’s foreign subsidiaries have tax losses available for carry forward of approximately $2,048,000 to reduce future taxable income, subject to the approval of the tax authorities, which can be carried forward indefinitely. The Company and domestic subsidiaries have tax losses available for carry forward of approximately $548,000 which can be applied to reduce future taxable income and expire at various times over the next five to ten years.

7.

BANK INDEBTEDNESS

As at December 31, 2006, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, the Company has available a $5,000,000 revolving demand operating loan with a Canadian chartered bank that bears interest at bank prime rate plus 1.25% per annum. As at December 31, 2006, $4,310,000 (2005 - $6,400,000) had been drawn under the operating loan. During the year, the Company incurred $325,690 of interest on this debt which has been included in interest on short-term debt on the statement of operations.

8.

SHORT-TERM BORROWINGS

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 from a company formerly under common control. The loan was unsecured and bore interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The loan was refinanced on August 21, 2006 as detailed in Note 10(b). During the year, the Company incurred $58,091 (2005 - $61,628) of interest on this debt which has been included in interest on short-term debt on the statement of operations.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

9.

CUSTOMER DEPOSITS

Customer deposits represent deposits received from customers to secure inventory purchase commitments prior to the actual delivery of inventory.

10.

LONG-TERM DEBT

		2006	2005

Bank term loan	(a)	$ 159,700	$ 1,208,100
Term loan	(b)	8,182,270	-
Equipment purchase loans	(c)	323,132	488,208
Revolving credit facility	(d)	-	1,985,280
		8,665,102	3,681,588
Less: current portion		299,437	1,231,540

		$ 8,365,665	$ 2,450,048

(a)

Bank term loan

On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan for three years from a Canadian chartered bank with an interest rate of prime plus 1.5% per annum. During the year, two lump sum payments totaling $865,000 were made on the loan from the proceeds of assets held for sale as at December 31, 2005. The loan is repayable in monthly installments of $10,000 plus interest and is secured by specific property of the Company. As at December 31, 2006, $159,700 is outstanding of which $120,000 will become due within the next twelve months. For the year ended December 31, 2006, the Company incurred $18,310 (2005 - $44,059) of interest which has been included in interest on long-term debt on the statement of operations.

(b)

Term loan

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from a company formerly under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance existing loan facilities (detailed in Notes 8 and 10(d)) and to finance the general working capital requirements of the Company. The Company has fully drawn the loan facility. For the year ended December 31, 2006, the Company incurred $219,878 of interest which has been included in interest on long-term debt on the statement of operations and which remains accrued as at December 31, 2006.

(c)

Equipment purchase loans

The Company entered into equipment purchase loan agreements at interest rates of up to 7.75% per annum. The loans are repayable in installments maturing in various amounts to September 30, 2009 and are secured by specific assets of the Company. For the year ended December 31, 2006, the Company incurred $9,755 (2005 - $6,557; 2004 - $4,611) of interest which has been included in interest on long-term debt on the statement of crop costs.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

10.

LONG-TERM DEBT (Continued)

(d)

Revolving loan facility

On October 13, 2005, the Company established a revolving loan facility of HK$13,200,000 from a company formerly under common control. The loan was unsecured and bore interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The loan was refinanced on August 21, 2006 as detailed in Note 10(b). For the year ended December 31, 2006, the Company incurred $78,907 (2005 - $21,217) of interest on this debt which has been included in interest on long-term debt on the statement of operations.

The loans are scheduled to be repaid over the next four years as follows:

2007	$ 299,437
2008	152,379
2009	31,016
2010	8,182,270
$ 8,665,102

11.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital consists of an unlimited number of common shares without nominal or par value and 21 million Series 1 non-voting, non-cumulative preferred shares, convertible into common shares on a 1:1 basis.  Any issued and outstanding preferred shares will automatically be converted into common shares in 2010.

The following changes have occurred in outstanding shares:

	Number of
	shares	Amount

Common shares
Balance at December 31, 2004 and 2005	24,299,008	$ 31,170,628
Preferred shares conversion	10,399,149	7,075,581
Balance at December 31, 2006	34,698,157	$ 38,246,209

Preferred shares
Balance at December 31, 2004 and 2005	10,399,149	$ 7,075,581
Preferred shares conversion	(10,399,149)	(7,075,581)
Balance at December 31, 2006	-	$ -

Total share capital at December 31, 2005 and 2006		$ 38,246,209

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

11.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (Continued)

Contributed Surplus

Balance at December 31, 2005 and 2006	$ 338,081

12.

STOCK OPTIONS

The Company maintains a stock option plan and grants options to officers, directors and employees of the Company at market prices.  A total of 785,000 shares were reserved for issue under the plan.  The options are vested at the date of grant and expire five years thereafter.

Options to purchase 403,300 shares are outstanding and exercisable as at December 31, 2006, as follows:

Number	Number	Weighted Average	Weighted Average
Outstanding as at	Exercisable as at	Exercise price	Remaining Contractual
December 31, 2006	December 31, 2006	($/share)	Life in Years

403,300	403,300	$ 0.73	1.96

Information regarding the Company's stock options for each of the periods is summarized as follows:

		Exercise
	Number of	price range
	shares	($/share)

Outstanding as at December 31, 2004	545,100	$0.68 - 0.73
Expired	(107,500)	0.68 - 0.73
Outstanding as at December 31, 2005	437,600	0.73
Expired	(34,300)	0.73
Outstanding and exercisable as at December 31, 2006	403,300	$ 0.73

There were no options granted or modified during the three years ended December 31, 2006.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

13.

WRITE-DOWN OF ASSETS HELD FOR SALE

During the year ended December 31, 2005, the Company entered into an agreement to sell the corporate head office and recorded a write-down of $136,210 to reduce the carrying value of the corporate head office to its estimated net realizable value less selling costs. The land, building and fixtures of the head office were reclassified as assets held for sale and the transaction was completed on January 16, 2006.

During the year ended December 31, 2005, the Company also entered into an agreement to sell agricultural land near Walhachin, British Columbia and recorded a write-down of $110,288 to reduce the carrying value of the site to its estimated net realizable value less selling costs.  The land, building and equipment on the site were reclassified as assets held for sale and the transaction was completed on January 31, 2006.

14.

WRITE-DOWN OF INVENTORY AND GINSENG CROPS

Due to the continued low selling price of low grade ginseng, the Company recorded a write-down of inventory of $2,901,483 for the year ended December 31, 2006 to reduce the carrying value of the inventory to its estimated net realizable value. This amount includes a $235,200 write-down of 2005 inventory realized in the second quarter of 2006 and a $2,666,283 write-down on 2006 inventory that was realized upon the completion of the 2006 harvest. The net realizable value of the inventory was estimated based on purchase commitments received for inventory on hand.

The Company recorded a write-down of $2,700,000 on ginseng crops for the year ended December 31, 2006 to reduce their carrying value to their net realizable value. This amount includes a $1,550,000 write-down on the expected 2007 harvest, which is included in current assets on the balance sheet, and a write-down of $1,150,000 on the expected 2008 harvest. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices.

The Company also recorded a write-down of inventory, raw materials and supplies for its value-added products of $37,938 during the year ended December 31, 2006.

The Company recorded a write-down on inventory of $9,736,863 for the year ended December 31, 2005 to reduce the carrying value of the inventory to its estimated net realizable value. This amount includes a $2,500,000 write-down on crop costs that was incurred in the third quarter of 2005 on crops that were harvested in the fourth quarter of 2005 and are then considered inventory. The 2005 cost of crop harvested figure of $11,045,743 on the statement of crop costs includes the $2,500,000 write-down on crop costs that was incurred in the third quarter of 2005. The net realizable value of the inventory was estimated based on prices that were being negotiated with buyers and purchase commitments that had been received. The Company wrote off certain crop costs amounting to $213,127 during the year ended December 31, 2005, for costs incurred on sites in British Columbia which the Company subsequently decided not to plant. The Company also wrote off raw materials and supplies for its value-added products of $28,912 during the year ended December 31, 2005.

During the year ended December 31, 2004, the Company recorded a write-down on low grade ginseng roots of $599,717 to reduce the carrying value of the inventory to its estimated net realizable value.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

15.

OTHER (LOSS) INCOME

Other (loss) income in 2006, 2005 and 2004 includes interest income, foreign exchange gains and losses and miscellaneous items.

16.

COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a)

Operating leases and land rentals

The Company has entered into operating leases for vehicles, farming equipment and offices expiring at various times to 2011. Total future minimum payments required under these leases are as follows:

2007	$ 107,743
2008	82,510
2009	46,267
2010	13,181
2011	3,185

The Company is committed to agricultural land rentals for the next four years as follows:

2007	$ 511,894
2008	280,084
2009	68,979
2010	18,178

The Company has incurred rental costs on operating leases and land rentals of $822,332, $1,023,957 and $995,663 for the years ended December 31, 2006, 2005 and 2004, respectively, of which $766,671, $981,900 and $951,511 was capitalized to crop costs for the respective years.

(b)

Foreign exchange contracts

The Company has entered into a contract with a Canadian bank to purchase US$2,500,000 on June 20, 2007 to partially hedge against the term loan established during the year as detailed in Note 10(b). If the spot Canadian/US dollar exchange rate is less than or equal to $1.1325 on the contract date, the exchange rate of the purchase will be $1.1325. If the exchange rate is greater than or equal to $1.1500 on the contract date, the exchange rate of the purchase will be $1.1500. If the exchange rate is between $1.1325 and $1.1500 on the contract date, the contract will expire and a purchase obligation will not take place. At December 31, 2006, the closing exchange rate of $1.1654 resulted in a fair market value of this contract totaling $38,500 which is included in other income on the statement of operations.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

16.

COMMITMENTS, CONTINGENCIES AND GUARANTEES (Continued)

(c)

Other commitments, contingencies and guarantees

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises. Although there is no maximum cost specified, the Company does not expect to incur costs in connection with this indemnification and as such no amounts have been accrued as of December 31, 2006.

The Company has become involved in a legal proceeding as a result of an automobile accident.  The Company believes that existing insurance will be sufficient to cover any claim from this matter. The Company has also become involved in a legal proceeding with a landlord as a result of the return of land that had been leased by the Company. While the outcome of each of these proceedings cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of these proceedings will not have a material impact on the financial condition, earnings or cash flows of the Company.

17.

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

Year ended
December 31, 2006	Canada	Far East	Consolidated

Revenue - external	$1,272,707	$4,655,048	$5,927,755
Revenue - intercompany between regions	4,996,366	-
Total revenue	$6,269,073	$4,655,048
Net loss	$(9,329,260)	$(131,456)	$(9,460,716)
Long-lived assets	$15,097,479	$844	$15,098,323

Major Customers

For the year ended December 31, 2006, consolidated revenue included sales to four customers, which accounted for $715,905 from the Canadian geographic region and $3,039,738, $989,198 and $610,560, respectively, from the Far East geographic region.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

17.

SEGMENTED REPORTING (Continued)

Year ended
December 31, 2005	Canada	Far East	Consolidated

Revenue - external	$ ,205,854	$ 4,620,092	$ 5,825,946
Revenue - intercompany between regions	4,358,943	-
Total revenue	$ ,564,797	$ 4,620,092
Net loss	$ (7,984,716)	$ (146,353)	$ (8,131,069)
Long-lived assets	$ 19,390,238	$ 1,496	$ 19,391,734

Major Customers

For the year ended December 31, 2005, consolidated revenue included sales to two customers, which accounted for $2,696,746 and $1,903,578, respectively, from the Far East geographic region.

Year ended
December 31, 2004	Canada	Far East	Consolidated

Revenue - external	$ 1,262,674	$ 6,162,363	$ 7,425,037
Revenue - intercompany between regions	7,604,979	-
Total revenue	$ 8,867,653	$ 6,162,363
Net (loss) earnings	$ (123,838)	$ 204,117	$ 80,279
Long-lived assets	$ 22,345,154	$ 2,147	$ 22,347,301

Major Customers

For the year ended December 31, 2004, consolidated revenue included sales to four customers, which accounted for $1,157,250 from the Canadian geographic region and $3,026,800, $1,579,200 and $1,266,771, respectively, from the Far East geographic region.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

18.

OTHER INFORMATION

(a)

Items included in net (loss) earnings not affecting cash

	2006	2005	2004

Future income taxes	$1,855,000	$(4,088,000)	$48,000
Depreciation and amortization	18,419	47,315	50,153
Cost of ginseng crops sold	5,751,768	5,223,214	4,369,714
Provision for write-down of inventory and crop costs	5,639,421	9,978,902	599,717
Provision for write-down of assets held for sale	-	246,498	-
Non-cash realized foreign exchange losses	154,116	508,945	-
(Gain) loss on disposal of property, plant and equipment	(4,519)	(6,855)	1,554

	$13,414,205	$11,910,019	$5,069,138

(b)

Changes in non-cash operating assets and liabilities

	2006	2005	2004

Accounts receivable and other assets	$(65,518)	$3,147	$2,728,380
Inventory	31,419	8,539	(185,886)
Ginseng crops	(2,844,371)	(3,135,172)	(2,148,437)
Prepaid expenses	1,906	49,912	(36,074)
Accounts payable and accrued liabilities	(381,484)	953,319	37,675
Customer deposits	1,388,934	3,874	(388,356)

	$(1,869,114)	$(2,046,381)	$7,302

(c)

Supplementary cash flow information

	2006	2005	2004

Other cash flows:
Interest paid	$538,474	$390,607	$113,462

Non-cash investing and financing activities:
Property, plant and equipment purchases
financed through equipment purchase
loan agreements	19,100	209,200	342,083

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

19.

FINANCIAL INSTRUMENTS

(a)

Fair value

Financial instruments of the Company are represented by cash, accounts receivable and other assets, financial instruments, bank indebtedness, accounts payable and accrued liabilities, customer deposits and long-term debt from unrelated parties. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair values of the loans payable to More Growth Finance Limited, a company formerly under common control, are not readily determinable due to the related party nature of such loans.

(b)

Interest rate risk

Interest on the Company's line of credit, short-term borrowings and term loans are based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

(c)

Credit risk

The Company is exposed to credit risk on accounts receivable from customers. A majority of its sales are made to a small number of customers that are concentrated in Asian markets.  To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. As at December 31, 2006, there was $125,000 in accounts receivable related to one major customer (2005 - $NIL).

(d)

Exchange risk

The Company is exposed to currency exchange risk as a result of its international markets and operations and foreign currency denominated debt.

The Company periodically enters into foreign exchange forward purchase contracts to manage foreign exchange risk associated with anticipated future debt and interest payments denominated in foreign currencies. As at December 31, 2006 the Company had a foreign exchange contract of US$2,500,000 outstanding as detailed in Note 16(b). There were no financial or other instruments outstanding that related to hedging or forward purchase foreign exchange contracts as at December 31, 2005.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

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

There has been no debt securities with convertible warrants outstanding during the three year period ended December 31, 2006.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)  Accounting for Stock Dividends

Under Canadian GAAP the issuance of a stock dividend did not result in an accounting entry.

Under US GAAP the issuance of a stock dividend would be accounted for as a dividend requiring an amount equal to the fair value of the issued shares to be accounted for by charging retained earnings and crediting contributed surplus.

There have been no stock dividends paid during the three year period ended December 31, 2006.

e)

Write-down of Inventory and Crop Costs

Under Canadian GAAP, the write-down of inventory and crop costs is included in operating expenses.

Under US GAAP the write-down of inventory and crop costs is included in cost of goods sold.

	2006	2005	2004

Cost of goods sold under Canadian GAAP	$5,829,905	$5,488,252	$4,853,700
Adjustment for interest capitalized to crop costs (a)	(302,063)	(360,278)	(316,229)
Writedown of inventory and crop costs	5,895,611	9,779,786	407,075
Cost of goods sold under US GAAP	$11,423,453	$14,907,760	$4,944,546

f)

Stock-Based Compensation

For Canadian GAAP purposes, the Company has adopted the recommendations of the CICA with respect to stock-based compensation and other stock-based payments effective January 1, 2002 and effective January 1, 2004, the Company has adopted the new recommendations of CICA Handbook Section 3870 which requires the use of the fair value based method in accounting for stock based compensation.  This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual prior periods as described in Note 3(l) to the consolidated financial statements.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

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

During the year ended December 31, 2004, the Company began to expense the fair value of stock-based compensation to employees and directors for both Canadian GAAP and US GAAP purposes. The Company adopted the provision of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, using the modified prospective method. Under this method, the compensation cost recognized in 2004 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. Results for prior years have not been restated. During the current year, the Company adopted SFAS 123(R) which had no impact on the Company’s accounting for stock based compensation.

g)

Comprehensive Income

The Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted on January 1, 1999.  SFAS 130 establishes standards for the reporting and display of comprehensive income and its components.  The impact of adopting SFAS 130 on the Company’s financial statement is as follows:

	2006	2005	2004

Net earnings (loss) under US GAAP	$(9,438,573)	$(7,770,272)	$318,135
Other comprehensive income:
Change in cumulative translation adjustment	4,975	573,085	(5,079)
Comprehensive net earnings (loss) under US GAAP	$(9,433,598)	$(7,197,187)	$313,056

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

h)

Statement of Cash Flows

There is no difference in net cash flows from Operating, Financing, and Investing Activities between US and Canadian GAAP.

i)

Recent Accounting Pronouncements

Pronouncements from the United States

Accounting for Certain Hybrid Financial Instruments

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) 155, “Accounting for Certain Hybrid Financial Instruments - An amendment of FASB Statements No. 133 and 140”. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not believe that the adoption of SFAS 155 will have a significant impact on its consolidated financial statements.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets - An amendment of FASB Statement No. 140”. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.. This Statement is effective for accounting changes made in fiscal years beginning after September 15, 2006. The Company does not believe that the adoption of SFAS 156 will have a significant impact on its consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of SFAS 157 will have a significant impact on its consolidated financial statements.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

i)

Recent Accounting Pronouncement

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - An amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement is effective for financial statements issued for fiscal years ending after December 15, 2006. The adoption of SFAS 158 has not had a significant impact on the Company’s consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of SFAS 159 will have a significant impact on its consolidated financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Summary of Interpretation 48, “Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2006. The Company does not believe that the adoption of Summary of Interpretation 48 will have a significant impact on its consolidated financial statements.

Pronouncements from Canada

Comprehensive Income

Effective January 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 – Comprehensive Income. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

i)

Recent Accounting Pronouncements

Foreign Currency Translation

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 1651 – Foreign Currency Translation which replaces Section 1650. This Section establishes standards for the translation of transactions of a reporting enterprise that are denominated in a foreign currency and financial statements of a foreign operation for incorporation in the financial statements of a reporting enterprise. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Investments

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3051 - Investments which replaces Section 3050. This Section establishes standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Equity

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3251 - Equity which replaces Section 3250. This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Financial Instruments

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 – Financial Instruments - Recognition and Measurement and to adopt Section 3861 – Financial Instruments – Disclosure and Presentation which replaces Section 3250. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

Hedges

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3865 - Hedges. This Section establishes standards for when and how hedge accounting may be applied. The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below:

STATEMENT OF OPERATIONS

	2006	2005	2004

Net (loss) earnings as reported
under Canadian GAAP	$ (9,460,716)	$ (8,131,069)	$ 80,279
Accounting for interest (a)	292,308	353,721	311,618
Financial instruments (c)	1,421	18,161	31,157
Write-down of inventory and crop costs	(256,190)	199,116	192,642
Deferred income tax adjustment	(15,396)	(210,201)	(297,561)
Net earnings (loss) under US GAAP	(9,438,573)	(7,770,272)	318,135

Basic earnings (loss) per share - restated	$ (0.27)	$ (0.22)	$ 0.01
Weighted average number of common shares – restated	34,698,157	34,698,157	34,689,963

Diluted earnings (loss) per share - restated	$ (0.27)	$ (0.22)	$ 0.01
Weighted average number of common shares - restated	34,698,157	34,698,157	34,789,122

As disclosed in Note 3(j), the Company has restated the weighted average number of common shares used to calculate basic and diluted earnings (loss) per share for 2005 and 2004. The effect on the basic and diluted net loss per share is a decrease of $0.10 from $0.32 to $0.22 for the year ended December 31, 2005. There was no effect on the basic and diluted earnings per share for 2004.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below (continued):

BALANCE SHEET

		2006	2005

Assets

Inventory	- Canadian GAAP	$ 8,627,699	$ 7,199,091
	- Interest capitalized (a)	(133,267)	(375,377)
	- Financial instruments (c)	(3,684)	(5,108)
	- Write-down of inventory	135,568	391,758
	- US GAAP	$ 8,626,316	$ 7,210,364

Ginseng crops current	- Canadian GAAP	$ 5,213,919	$ 6,546,059
	- Interest capitalized (a)	(13,455)	(51,899)
	- US GAAP	$ 5,200,464	$ 6,494,160

Ginseng crops	- Canadian GAAP	$ 9,305,416	$ 12,802,486
	- Interest capitalized (a)	(8,754)	(20,508)
	- US GAAP	$ 9,296,662	$ 12,781,978

Future income taxes	- Canadian GAAP	$ -	$ 1,855,000
	- Interest capitalized (a)	-	154,138
	- Write-down of inventory (e)	-	(138,742)
	- US GAAP	$ -	$ 1,870,396

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

For the years ended December 31, 2006, 2005 and 2004

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below (continued):

BALANCE SHEET (continued)

		2006	2005
Shareholders' Equity

Share Capital	- Canadian GAAP	$ 38,246,209	$ 38,246,209
	- Stock options (f)	(20,626)	(20,626)
	- US GAAP	$ 38,225,583	$ 38,225,583

Contributed Surplus	- Canadian GAAP	$ 338,081	$ 338,081
	- Financial instruments (c)	1,062,069	1,062,069
	- Stock dividend (d)	8,374,397	8,374,397
	- Stock options (f)	(338,081)	(338,081)
	- US GAAP	$ 9,436,466	$ 9,436,466

Deficit	- Canadian GAAP	$ (24,916,111)	$ (15,455,395)
	- Interest capitalized (a)	(159,160)	(298,751)
	- Financial instruments (c)	(1,062,069)	(1,062,069)
	- Stock dividend (d)	(8,374,397)	(8,374,397)
	- Write-down of inventory (e)	135,568	253,016
	- Stock options (f)	358,707	358,707
	- US GAAP	$ (34,017,462)	$ (24,578,889)

EXHIBIT 8.1

Chai-Na-Ta Corp. (Canada)
Chai-Na-Ta Farms Ltd. (Canada)
CNT Nutraceuticals Ltd. (Canada)
Chai-Na-Ta International Ltd. (Barbados)
Chai-Na-Ta (Asia) Ltd. (Barbados)
North American Ginseng Enterprises Limited (HK)
CNT Trading (Asia) Limited (BVI)
CNT Trading (Hong Kong) Limited (HK)
CNT Nominees Limited (BVI)
Unique Formulations Inc. (USA)

CHAI·NA·TA CORP.

Corporate Organizational Chart

As at December 31, 2006

EXHIBIT 12.1

CERTIFICATION

I, Peter Leung, certify that:

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

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ “PETER LEUNG”

Peter Leung, Chief Executive Officer

Date:  March 30, 2007

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

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ “WILMAN WONG”

Wilman Wong, Chief Financial Officer

Date:  March 30, 2007

EXHIBIT 13.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Chai-Na-Ta Corp (the “Company”) for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer’s knowledge:

(1)

the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ PETER LEUNG	/s/ WILMAN WONG

Name: Peter Leung	Name: Wilman Wong
Title: Chief Executive Officer	Title: Chief Financial Officer
Date: March 30, 2007	Date: March 30, 2007