Form 20-F
period 2007-12-31
CHAI NA TA CORP
filed 2008-03-31
CIK 889329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X ANNUAL REPORT PURSUANT TO SECTION 13 Or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

FOR YEAR ENDED DECEMBER 31, 2007

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3

KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended December 31, 2007, 2006 and 2005 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants as indicated in their report which is included elsewhere in this Annual Report. The selected financial data set forth for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from the Company's audited consolidated financial statements.

The selected financial data should be read in conjunction with the Company’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this report.

Table No. 1 is derived from the audited consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in the footnotes to the audited consolidated financial statements. The value of the U.S. Dollar relative to the Canadian Dollar was approximately 0.99 as of December 31, 2007.

Table No.1

Selected Financial Data

(CDN$ in 000, except Earning/Loss per Share and Share Data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003

Canadian GAAP
Revenue	7,562	5,928	5,826	7,425	16,581
Gross Profit (2)	168	98	338	2,571	6,368
Operating Profit (Loss) (5)	(4,430)	(7,462)	(11,738)	103	3,698
Net Income (Loss) (5)	(3,328)	(9,461)	(8,131)	80	2,551
Earnings (Loss) per Share – basic (5)	(0.10)	(0.27)	(0.23)	0.00	0.07
Earnings (Loss) per Share – diluted (5)	(0.10)	(0.27)	(0.23)	0.00	0.07
Weighted Average Number of Common
Shares (3)	34,698	34,698	34,698	34,690	34,664
Diluted Number of Common Shares (4)	34,698	34,698	34,698	34,789	34,664
Dividends declared per Share	0	0	0	0	0

Working Capital	7,424	7,525	4,917	11,437	14,761
Ginseng Crops (1)	11,395	14,519	19,349	20,869	16,648
Capital Assets	3,795	5,793	6,589	9,171	6,950
Total Assets	25,613	29,693	36,751	41,341	36,119
Net Assets	11,242	14,258	23,714	31,272	31,172
Term Debt – Non Current	6,973	8,366	2,450	279	86
Capital Stock	38,246	38,246	38,246	38,246	38,200

US GAAP
Revenue	7,562	5,928	5,826	7,425	16,581
Gross Profit (Loss) (2)	(2,553)	(5,496)	(9,082)	2,480	6,182
Operating Profit (Loss) (5)	(3,621)	(6,715)	(10,751)	723	4,531
Net Income (Loss)	(3,317)	(9,439)	(7,770)	318	3,166
Earnings (Loss) per Share- basic (5)	(0.10)	(0.27)	(0.22)	0.01	0.09
Earnings (Loss) per Share – diluted (5)	(0.10)	(0.27)	(0.22)	0.01	0.09
Dividends declared per Share	0	0	0	0	0

Working Capital	7,416	7,511	4,877	10,873	13,857
Ginseng Crops (2)	11,382	14,497	19,276	20,582	16,194
Capital Assets	3,795	5,793	6,589	9,171	6,950
Total Assets	25,600	29,669	36,706	40,709	34,951
Net Assets	11,229	14,235	23,668	30,866	30,527
Term Debt – Non Current	6,973	8,366	2,450	279	86
Capital Stock	38,226	38,226	38,226	38,226	38,200

1.

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. Total acreage under cultivation is 629 acres at December 31, 2007 (966 acres at December 31, 2006, 1,240 acres at December 31, 2005, 1,431 acres at December 31, 2004 and 1,211 acres at December 31, 2003).   The Company values these plants and the acreage at the lower of cost or net realizable value.

2.

Under US GAAP, the interest capitalised into Ginseng Crops would not be eligible for capitalisation.  These amounts would be expensed in the period incurred. For US GAAP, the write-down of inventory and certain crop costs would be included as part of cost of goods sold and therefore, the reclassification would impact reported gross profit for the period. (see audited financial statement note 21).

3.

Figures in thousands. In 2006, 10,399,149 preferred shares have been converted into common shares on a 1:1 basis. In 2003, 10,000,000 preferred shares have been converted into common shares on a 1:1 basis. In 2004, 34,500 shares were issued for stock options exercised.

4.

Options to purchase 343,400, 403,300, and 437,600 shares of common stock were outstanding in 2007, 2006 and 2005 respectively but were not included in the computation of diluted number of common shares because their effect would have been anti-dilutive.

5.

During 2007, 2006 and 2005, the Company incurred write-downs of $2,735,495, $5,639,421 and $9,978,902, respectively, on inventory and crop costs which caused a significant decrease in net earnings (loss) in total and on a per share basis compared to prior years.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Fiscal Year Ended	Average	High	Low	Close

12/31/2007	1.07	1.19	0.92	0.99
12/31/2006	1.13	1.19	1.10	1.17
12/31/2005	1.21	1.27	1.14	1.16
12/31/2004	1.30	1.39	1.20	1.20
12/31/2003	1.40	1.57	1.29	1.30

Month Ended		High	Low	Close

02/28/2008		1.02	0.97	0.98
01/31/2008		1.03	0.99	1.00
12/31/2007		1.02	0.98	0.99
11/30/2007		1.00	0.92	1.00
10/31/2007		1.00	0.94	0.94
09/30/2007		1.06	0.99	0.99

The closing rate of exchange was 0.98 on February 29, 2008.

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

Going Concern

The Company has experienced a significant loss for the year ended December 31, 2007, due to a low selling price of ginseng and has an accumulated deficit of $28,244,602 as at December 31, 2007. The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company formerly under common control. Going forward, revenue generated from the last year of harvest in British Columbia will help reduce the Company’s debt level and the Company expects an improvement in both the yield and quality of roots harvested in Ontario as recent changes to the crop management plan are fully realized. The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its creditors.

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

North American ginseng root prices continue to be at low levels but stabilized in 2007 with a slight increase toward the end of the year despite the increasingly strong Canadian dollar. Although the Company believes that prices will improve modestly towards the end of 2008, significant changes in the supply of or demand for North American ginseng may adversely impact the price of ginseng roots and have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

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

Availability of Suitable Land

The Company leases approximately 865 acres and owns 270 acres of farm land in Canada of which 629 acres are currently under ginseng cultivation. Generally, the Company uses farm land only for one ginseng crop as it is generally believed that ginseng depletes the soil of nutrients necessary for a second successful ginseng crop. In 2005 the Company announced that it will no longer plant in British Columbia due to the continued province-wide rust problem and the downward price pressure on ginseng grown in that region. Although the Company believes that the southern region of Ontario will continue to have available farm land that could be used for ginseng farming, there can be no assurances that the Company will be able to secure leases on terms similar to existing leases or acquire suitable farm land at reasonable prices. The inability to secure suitable farm land through leases or through acquisitions could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

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

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers. During the years ended December 31, 2007, 2006 and 2005, the Company had sales of approximately 83%, 90%, and 79% to its top four customers in each year, respectively. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

During the years ended December 31, 2007, 2006 and 2005, the Company had sales of approximately 89%, 79% and 79% to customers in the Far East, primarily China. The Company expects sales to markets in the Far East to continue to represent the majority of the Company’s sales. Any adverse change in the demand for ginseng from Far East markets may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

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

ITEM 4

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company and Operations

Chai-Na-Ta Corp. (“Chai-Na-Ta” and the “Registrant” or the “Company”) was incorporated on August 12, 1981, under the Canada Business Corporations Act. The Company originally was named Chai-Na-Ta Ginseng Products Limited. During 1994, the name was changed to Chai-Na-Ta Corp. Chai-Na-Ta, together with its subsidiaries, is engaged in the growing, processing and marketing of North American ginseng. Ginseng, a woodland plant with species native to both China and North America, is prized for its root which has been the most valuable herb in Oriental medicine for over 2,000 years. The vast proportion of North American ginseng is farm grown. Based on discussion with customers, suppliers and review of available farming industry literature, the Company believes that with 629 acres currently under cultivation it is the world’s largest producer of North American ginseng.

The corporate head office is located at: Unit 100 - 12051 Horseshoe Way, Richmond, British Columbia, V7A 4V4, the current contact person is Wilman Wong, C.E.O.; and the telephone number is (604) 272-4118. The head office operations include corporate administration, corporate finance, human resources, sales and marketing, and investor relations. The Company maintains farms near Lillooet and Kamloops in British Columbia and Otterville in Ontario.

The Company listed its common stock on the Toronto Stock Exchange ("TSX") in October 1989; the stock symbol was CC. On April 28, 2006, the Company shares were delisted by the Toronto Stock Exchange as the Company had not met the continued listing requirements of the Exchange. The Company listed its common stock on the North American Stock Dealers Automatic Quotation (“NASDAQ”) Stock Market in October 1992; the stock symbol is CCCFF. The Company’s stock was delisted from NASDAQ in April 1999 for not meeting the listing requirements. The Company commenced trading on the NASDAQ’s OTC Bulletin Board in April 1999.

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

The Company’s principal capital expenditures incurred during 2007, 2006 and 2005 were $60,562, $231,588, and $373,108, respectively, which primarily related to purchases of property, plant and equipment located in Canada.

Financing

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 from a company formerly under common control. On October 13, 2005, the Company established another revolving loan facility of HK$13,200,000 from the same company formerly under common control. Both loans were refinanced on August 18, 2006 for a four year term loan facility as detailed below.

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 (approximately $8,000,000 at the date of establishment) from the same company formerly under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance the above two existing shorter-term loan facilities and to finance the general working capital requirements of the Company.

On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan bearing interest at prime plus 1.5% per annum for three years from a Canadian chartered bank. The loan is repayable in monthly instalments of $41,700 plus interest and is secured by specific property of the Company. In 2006, two lump sum payments totaling $865,000 were made on the loan from the proceeds of assets held for sale. The loan is now repayable in monthly installments of $10,000 plus interest and is secured by specific property of the Company. As at December 31, 2007, $39,700 is outstanding which will become due within the next twelve months.

As at December 31, 2007, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, the Company has available a $5,000,000 revolving demand operating loan with a Canadian chartered bank that bears interest at bank prime rate plus 1.25% per annum.  As at December 31, 2007, $3,510,000 (2006 - $4,310,000, 2005 - $6,400,000) had been drawn under the operating loan.

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

The Company conducts an extensive battery of tests on each garden to determine water retention characteristics, pH and plant nutrient levels. The Company then adjusts soil fertility and pH to optimum levels for ginseng growth. Once the crop is seeded, the Company's "Integrated Crop Management" program operates seven days a week to monitor nutrients, soil moisture and temperature which are critical to optimum root growth. As the root crop is harvested, the condition and yield of each garden is measured to permit re-evaluation of the production system.

As at December 31, 2007, the Company has under lease 865 acres and owns 270 acres of farmland of which 629 are under ginseng cultivation of which 410 is located in Ontario and 219 is located in British Columbia. The southern region of Ontario has abundant farm land that could be used for ginseng farming and lease costs are relatively low. In British Columbia land suitable for ginseng cultivation is scarce and leases are expensive. This availability is important because farm land is usually used for only one ginseng crop, the growing of which is generally believed to deplete the soil of nutrients necessary for a second successful ginseng crop.

Due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided in 2005 to stop planting in British Columbia and to close its British Columbia operations after the projected final harvest in 2008. The Company decided not to proceed with its 2007 planting due to temporary cash flow restraints. However, the land preparation for the 2008 planting has commenced and the Company intends to continue planting in Ontario in 2008. The Company does not anticipate significantly increasing its plantings in Ontario therefore the number of acres being harvested will decrease significantly after the British Columbia operation has been closed.

Table No. 3

Ginseng Farming Operations

Calendar	New Acreage Planted	Total Acres Under Cultivation	Acres Harvested	Harvest Yield in lbs Per Acre	Total Harvest in lbs
2007	0	629	332	2,767	918,963
2006	40	966	311	2,576	801,662
2005	188	1,240	352	2,240	787,402
2004	460	1,431	240	2,116	506,626
2003	354	1,211	370	2,096	775,630
2002	304	1,284	359	2,666	956,996
2001	329	1,339	346	2,816	975,577
2000	289	1,356	366	2,612	957,431
1999	358	1,433	404	2,685	1,083,643
1998	413	1,479	402	2,799	1,130,790

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

Competition

The Company produces North American ginseng, which is a distinctly different product from the consumer’s perspective from Asian ginseng grown in Korea and China. In world markets, North American ginseng represents about 20% of the total ginseng sold. Based on information obtained through discussion with customers, suppliers and review of available farming industry literature, management estimates that the Company currently produces approximately 15% of the total North American ginseng supply annually.

Competitors currently producing North American ginseng consist primarily of hundreds of small growers (less than one hundred acres) located in southern Ontario, central British Columbia and Wisconsin and one large publicly-traded company.

The Company competes through the production of high quality products (including larger four year old root), lower production costs achieved through economies of scale and an extensive marketing and distribution network serving customers in Hong Kong and the Far East.

Marketing and Customers

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers. The marketing efforts to customers in Hong Kong and the Far East, primarily mainland China, are conducted through the Company’s wholly-owned subsidiary CNT HK. During the years ended December 31, 2007, 2006 and 2005, the Company had sales of approximately 89%, 79% and 79%, respectively, to its major customers located in Hong Kong. Although the Company believes that a limited number of customers will continue to represent a significant portion of its total revenue, the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply.

Transfer prices between all the companies in the group are determined based on estimated world market prices at the transaction dates. Market prices are established with reference to various ginseng brokers in Hong Kong and comparable sales to third parties.

Manufacturing/Processing

Canadian farming and processing operations, conducted through the Company’s wholly-owned subsidiary, CNT Farms., consist of farming, including cultivation, harvesting, washing and drying the root prior to export or sale to the local market. Substantially, all of the Company’s sales during 2007, 2006 and 2005 involved the sale of bulk root.

The industry as a whole has a limited supply of seed for new plantings. The supply of seeds comes from those picked each year from mature plants under cultivation. The seeds are living embryos that must be planted in the following year. Normal industry practice is to store the seed for only one yea so its limited shelf life can cause some barrier for future planting.

Manufacturing and processing of value-added products in North America is contracted out to third party manufacturers through the Company’s wholly-owned subsidiary CNTN in Canada. Activities in recent years have consisted of a limited amount of sales of herbal health products to distributors in Canada.

Canada and Foreign Sales/Assets

During 2007, the Company earned $3.5 million in sales in Canada, and $4.1 million in sales in the Far East.

During 2006, the Company earned $1.3 million in sales in Canada, and $4.7 million in sales in the Far East.

During 2005, the Company earned $1.2 million in sales in Canada, and $4.6 million in sales in the Far East.

As at December 31, 2007, 2006, and 2005, over 99% of the Company’s long lived assets were in Canada.

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

The Company had entered into an agreement to contribute funding to a university in Canada to support a rusty root research project but was discontinued in 2005 due to capital constraints of the Company. Total amounts expended on research and development activities during the years ended December 31, 2007, December 31, 2006 and December 31, 2005 were $NIL, $NIL and $46,925, respectively.

Staffing

As at December 31, 2007, the Company employed approximately 19 salaried full-time people in its operations world-wide. The Company may hire up to 100 persons for seasonal work in the ginseng farms and for production work in its processing facilities.

Seasonality

The Company’s business is highly seasonal, with harvesting and planting activities typically occur during the last two quarters of each year. Historically, fall harvests were sold primarily during the first two quarters of the subsequent year leading to significant seasonal variations in the volume of sales, inventory and crop costs.

ORGANIZATIONAL STRUCTURE

As at December 31, 2005, Road King, through its subsidiary Herb King International Limited, held about 77% of the Company’s issued and outstanding common shares and 100% of the Company’s issued and outstanding preferred shares. On September 1, 2006, Herb King exercised its right to convert 10,399,149 preferred shares of the Company into an equivalent number of common shares, thereby raising its holdings of the Company’s common shares to 84%. On December 7, 2006, Road King distributed its entire holding of the common shares of the Company to its shareholders by way of a special interim dividend. As a result of the distribution, Wai Kee Holdings Limited (“Wai Kee”) became the largest single shareholder of the Company and holds about 38% of the Company’s issued and outstanding common shares as at December 31, 2007 and December 31, 2006. Wai Kee is a Hong Kong based publicly traded company, with its core business in investment holdings.

As of December 31, 2007 the Company has the following wholly-owned subsidiaries:

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

The Company holds 865 gross acres of farmland under lease in British Columbia and Ontario (Table No. 4) and owns 220 acres of farm land near Kamloops, British Columbia and a 50 acre farm near Otterville, Ontario. The Kamloops farm cultivates ginseng and is the location of the British Columbia office of CNT Farms. The Kamloops farm has been made available for sale and has been reclassified as an asset held for sale on the consolidated balance sheet. In 2004, the Company developed a processing facility on the Otterville farm at a total cost of approximately $1.6 million. Beginning in 2004, all Ontario harvested roots have been processed in the new facilities, thereby reducing transportation and handling costs. Currently, 629 acres of the agricultural land held by the Company is under cultivation for the production of ginseng.

The Company will continue to plant in the growing regions in Ontario. However, due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided in the latter half of 2005 to stop planting in British Columbia and expects to close its British Columbia operations after the projected final harvest in 2008. New seeding was 0 acres for 2007, 40 acres for 2006 and 188 acres for 2005. The Company decided not to proceed with its 2007 planting due to temporary cash flow restraints. However, the land preparation for the 2008 planting has commenced and the Company intends to continue planting in Ontario in 2008. The Company does not anticipate planting additional acreage in Ontario to compensate for the discontinuation of planting in British Columbia. The Company believes that the current levels of leased and owned lands as well as the lands under cultivation are sufficient to meet the Company’s needs.

The Company cultivates ginseng primarily on leased land. Agricultural land is normally leased for a 5 year period and land rentals range from $300 - $500 per year per acre.

Table No. 4
Agricultural Land Leases

Name	Location	Gross Acreage	Expiration

Adam	Norwich, Ontario	65.0	12/31/2008
Ash	Norwich, Ontario	51.0	12/31/2008
Ash	Norwich, Ontario	5.3	12/31/2010
Deconinck	Norwich, Ontario	19.2	12/31/2008
Farmer	Kamloops, British Columbia	30.5	12/31/2008
Grim	Otterville, Ontario	77.5	12/31/2012
Halfway	Lillooet, British Columbia	90.0	12/31/2008
Harper Ranch	Kamloops, British Columbia	91.3	12/31/2008
Maitz	Norwich, Ontario	42.0	12/31/2009
Maitz	Norwich, Ontario	40.0	12/31/2010
Pathy	Otterville, Ontario	67.0	12/31/2008
Pierssens	Norwich, Ontario	67.0	12/31/2008
River Ridge	Norwich, Ontario	85.0	12/31/2009
Talach	Norwich, Ontario	59.2	12/31/2008
Walhachin	Kamloops, British Columbia	75.0	12/31/2008
		865.0

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-looking statements

The Statements contained in this report which are not historical facts, including, but not limited to, certain statements found under this section, are forward-looking statements that involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties discussed in this report, and the uncertainties set forth from time to time in the Company’s filings with the Securities and Exchange Commission, and the other public statements. Such risks and uncertainties include, without limitation, seasonality, interest in the Company’s products, general economic conditions, consumer trends, competition, the effect of governmental regulation, prices, yields, availability of new working capital, quality of the Company’s harvest, and successful implementation of new products. This section should be read in conjunction with the Company’s Consolidated Financial Statements included as item 17 of this report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which in the case of these financial statements, conform in all material respects with those in the United States (US GAAP), except as disclosed in note 21 to the consolidated financial statements.

OPERATING RESULTS

Fiscal year ended 12/31/2007 compared with year ended 12/31/2006

Revenue increased 28% to $7,561,582 in 2007 from $5,927,755 in 2006. The Company’s average selling price increased to $8 per pound in 2007, compared to $6 per pound in 2006, which offset a 9% decrease in the volume of ginseng roots sold during the year. In 2007, there was a greater percentage of higher quality roots sold compared to 2006 and sales prices improved slightly which resulted in a higher average selling price. Ginseng prices remained at low levels but have maintained stability in 2007 despite the continued strengthening of the Canadian dollar compared to the Hong Kong and Chinese currencies. The Company expects that both the average selling price and the volume of sales will increase moderately in 2008.

Cost of goods sold was 98% of sales revenue in both 2007 and 2006 as ginseng root sales in both years were made after the inventory had been written down to its net realizable value in the previous year. The Company harvested 918,963 pounds of root in 2007, an increase of 15% from 801,662 pounds in 2006. The Company harvested 332 acres in British Columbia and Ontario, with an average yield of 2,767 pounds per acre. In 2006, the Company harvested 311 acres with an average yield of 2,576 pounds per acre. The higher yield in 2007 was due to an improvement in farming techniques and crop management. The Company harvested about the same number of acres of three-year-old root as was harvested in 2006. The Company’s production cost per pound decreased to $12 per pound in 2007 compared to $13 in 2006 as a result of both an increase in yield and a decrease in costs on a per acre basis in 2007 compared to 2006.

Gross margin was 2% of sales revenue in both 2007 and 2006 due to the ginseng root sales in both years being made after the inventory had been written down to its net realizable value in the previous year.

Selling, general and administrative expenses totalled $1,067,850 in 2007, a 12% decrease from the $1,219,618 in expenses in 2006. The decrease was primarily due to a reduction in management, selling and administrative staff and the resulting savings in salaries and related employment costs.

Interest on short-term debt decreased to $160,329 in 2007 from $383,781 in 2006. The decrease in interest on short-term debt in 2007 is due to the Company receiving the proceeds from its sales earlier in 2007 compared to 2006 thus enabling the Company to reduce its operating loan balance earlier in the year.

Interest on long-term debt increased to $634,353 in 2007 from $317,095 in 2006. The increase in interest on long-term debt in 2007 is due to the HK$54,700,000 four year non-revolving term loan facility from More Growth Finance Limited (“More Growth”), a company formerly under common control, that was agreed to on August 18, 2006. This loan was outstanding for the all of 2007 while only outstanding for a portion of 2006.

The Company recorded a write-down of $1,450,000 on ginseng crops for the year ended December 31, 2007 to reduce their carrying value to their net realizable value. This write-down was made on the expected 2008 harvest of ginseng crops in British Columbia. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices.

During the three months ended June 30, 2007, the Company recorded a write-down on inventory of $1,285,895. This inventory was being held by the Company to fulfill a contract with a Canadian customer for a predetermined minimum quantity at a fixed price. The contract has expired and the customer did not order the predetermined minimum quantity and the Company has been unable to negotiate an acceptable subsequent agreement. The Company intends to pursue all possible options, including legal action, to ensure receipt of the contracted amount for this inventory. However, due to the uncertainty of the Company's ability to receive the contracted amount, a write-down has been recorded to reduce the carrying value of the inventory to its estimated net realizable value instead of the predetermined contract price.

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

The Company recorded a write-down of $2,700,000 on ginseng crops for the year ended December 31, 2006 to reduce their carrying value to their net realizable value. This amount includes a $2,050,000 write-down on the 2007 harvest and a write-down of $650,000 on the expected 2008 harvest. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices.

The Company also recorded a write-down of inventory, raw materials and supplies for its value-added products of $37,938 during the year ended December 31, 2006.

The Company had other non-operating income of $1,101,219 for the year ended December 31, 2007 which included $638,461 in foreign exchanges gains, $473,681 in gains on the disposal of property, plant and equipment and other non-operating losses of $10,923. The Company recorded other losses of $143,651 for the year ended December 31, 2006. This amount included $154,319 in foreign exchange losses as well as $10,668 of interest and miscellaneous income.

In 2007, the Company incurred a net loss of $3,328,491, or $0.10 basic and diluted loss per share, compared to the 2006 net loss of $9,460,716, or $0.27 basic and diluted loss per share. The net loss in 2007 was largely a result of the minimal gross margin achieved on the sale of ginseng and the write-downs on inventory and crop costs.

In order to conform Canadian GAAP to U.S. GAAP, cost of goods sold and hence gross margins would be adjusted for differences in accounting for interest capitalized to crop costs and the presentation of the write-down of inventory and crop costs as a component of cost of sales. Accordingly, cost of goods sold would be increased and gross margins decreased by $2,721,658 for the year ended December 31, 2007 and cost of goods sold would be increased and gross margins decreased by $5,593,548 for the year ended December 31, 2006. In addition, the net loss would be decreased by $11,037 for the year ended December 31, 2007 and net loss decreased by $22,143 for the year ended December 31, 2006 reflecting the differences in the accounting for interest, financial instruments and write-down of inventory and related future income taxes. As a result of these adjustments, the net loss under U.S. GAAP would have been $3,317,454 for the year ended December 31, 2007 and the net loss would have been $9,438,573 for the year ended December 31, 2006. Basic and diluted loss per share under U.S.GAAP would have been $0.10 for the year ended December 31, 2007 compared to basic and diluted loss per share of $0.27 for the year ended December 31, 2006.

Fiscal year ended 12/31/2006 compared with year ended 12/31/2005

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

LIQUIDITY AND CAPITAL RESOURCES

Fiscal year ended 12/31/2007 compared with year ended 12/31/2006

In 2007, the cash surplus from operations was $503,814 compared to a cash deficit of $2,112,848 in 2006. The Company’s cash as at December 31, 2007 was $307,219 compared to a balance of $484,466 at December 31, 2006, a decrease of $177,247. The increase in cash from operations in 2007 was due to a decrease in the amount spent on current and long-term ginseng crops as a result of fewer acres being maintained and due to an increase in the amount of customer deposits received at year end.

The working capital position of the Company at December 31, 2007 was a surplus of $7,422,969 compared to a surplus of $7,525,769 at December 31, 2006.

Current and non-current crop cost expenditures before depreciation and interest totalled $6,280,000 for the year ended December 31, 2007 as compared to $7,079,231 in 2006. The decrease in expenditures was due to savings from reduced plantings in 2007 compared to 2006.

The Company had drawn $3,510,000 of the available $5,000,000 revolving demand operating loan with a Canadian chartered bank as of December 31, 2007. The Company incurred interest of $160,329 on the demand loan for the year which has been included in interest on short-term debt on the statement of operations.

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance already existing shorter-term loan facilities with More Growth and to finance the general working capital requirements of the Company. The Company has fully drawn the loan facility. For the year ended December 31, 2007, the Company incurred $625,758 of interest which has been included in interest on long-term debt on the statement of operations and which remains accrued as at December 31, 2007.

Capital expenditures of $60,562 during 2007 were mainly for the purchase of equipment in Ontario. Proceeds from the disposition of excess farming equipment, vehicles, irrigation equipment and hardware used to shade the ginseng gardens totalled $487,814.

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

As at December 31, 2007, the Company had the contractual obligations and commercial commitments outlined in the chart below:

Table No. 5

Contractual Obligations

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-term Debt (1)	$9,232,737	$1,427,134	$7,805,603	$0	$0
Operating Leases (2)	$145,529	$83,309	$59,035	$3,185	$0
Agricultural Land Leases (3)	$528,127	$344,893	$135,196	$48,038	$0
Total Contractual Obligations	$9,906,393	$1,855,336	$7,999,834	$51,223	$0

(1)

Long-term debt includes the term loan from a Canadian chartered bank at an interest rate of prime plus 1.5% per annum, the loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) and various equipment purchase loans at interest rates up to 7.75% per annum. Long-term debt also includes accrued interest and estimated future interest payments on long-term debt.

(2)

Operating leases comprise of the Company’s long-term leases of equipment, office facilities and vehicles.

(3)

Agricultural land leases comprise of the Company’s land rentals in British Columbia and Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table above:

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain premises. As the Company does not expect to incur any costs in connection with this indemnification, no amounts have been accrued as of December 31, 2007.

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

The Company has no significant purchase obligations as at December 31, 2007.

Fiscal year ended 12/31/2006 compared with year ended 12/31/2005

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

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 (approximately $8,000,000) from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance already existing shorter-term loan facilities with More Growth and to finance the general working capital requirements of the Company. The Company has fully drawn the loan facility. For the year ended December 31, 2006, the Company incurred $219,506 of interest which has been included in interest on long-term debt on the statement of operations and which remains accrued as at December 31, 2006.

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

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. The market price of harvested ginseng roots is also difficult to determine due to industry-wide factors such as the variable worldwide supply each harvest season and foreign exchange rate fluctuations, and due to specific qualitative factors to each grower such as the size, shape, color, taste, and quality of the roots harvest. There is no set price for harvested ginseng roots, the yield from each garden will vary and the perceived market value will vary along with it. Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required bringing the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net future income tax asset or liability exists. The valuation of any future income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above and an estimate of future interest expense. Future events may result in a materially different outcomes than is estimated with respect to the recoverability of both inventory and ginseng crops.

RECENT ACCOUNTING PRONOUNCEMENTS

Pronouncements from the United States

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which includes an amendment to FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not believe that the adoption of SFAS Statement No. 159 will have a significant impact on its consolidated financial statements.

Business Combinations

In December 2007, the FASB issued a revision to Statement No. 141, “Business Combinations”. The purpose of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Company does not believe that the adoption of the revision to Statement No. 141 will have a significant impact on its consolidated financial statements.

Non-Controlling Interests in Financial Statements

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The purpose of this Statement is to improve the relevance, comparability, and transparency of the information that a reporting entity provides in its consolidated financial statements in regards to non-controlling interests. This Statement amends Accounting Research Bulletin No. 51. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not believe that the adoption of SFAS Statement No. 160 will have a significant impact on its consolidated financial statements.

Pronouncements from Canada

Effective January 1, 2007, the Company adopted accounting standards relating to comprehensive income and financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”). These changes are fully described in Note 3(c) of the consolidated financial statements. The recent pronouncements from the CICA that the Company will adopt on January 1, 2008 are fully described in Note 3(n) of the consolidated financial statements.

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

Table No. 6 lists as of February 28, 2008, the names of all the Directors of the Company. The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-laws of the Company.

Table No. 6
Directors

		Date First
Name	Age	Elected

Dr. Eric Littley (2)	53	June, 2001
Peter Leung (1) (2)	48	August, 2001
Steven Hsieh (1)	53	February, 2002
Wilman Wong (2)	52	November, 2005
Derek Zen	55	November, 2006
Brent Lau (1)	47	November, 2006

(1)

Member of the Audit Committee

(2)

Member of the Farm Review Committee

Dr. Eric Littley, Director of the Company, is a resident of British Columbia, Canada. Dr. Littley has a diverse background in the management of crops and plant diseases, and has extensive experience in the ginseng industry. He holds a Masters degree in Pest Management and a Ph.D. in Plant Pathology from the Centre for Pest Management at Simon Fraser University. His background includes 10 years leading the R&D efforts with Chai-Na-Ta Corp. and 7 years as a consultant to specialty crop growers in Canada and the U.S.  He is currently Chair of the Department of Biological Sciences at Thompson Rivers University in Kamloops, British Columbia.

Mr. Peter Leung, Director and former Officer of the Company, is a resident of Ontario, Canada. Mr. Leung holds a Bachelor of Science degree in Pharmacy and was a former President of the Chinese Pharmaceutical Society in Ontario.

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

Mr. Brent Lau, Director of the Company, is a resident of Hong Kong. Mr. Lau is an Executive Director of Greenfield Chemical Holdings Limited – a company listed in the Hong Kong Stock Exchange. He graduated from the University of Toronto with a Bachelor of Commerce degree and has over twenty years of experience in various senior corporate administration and operation management, money lending and securities trading business.

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

Table No. 7

Executive Officers

Name	Age	Title	Date First Affiliated

Wilman Wong	52	CEO & Corporate Secretary	June, 2000
Terry Luck	31	CFO	July, 2000

Mr. Wilman Wong, Chief Executive Officer/Corporate Secretary, and an Officer of the Company, is a resident of British Columbia, Canada. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Institute of Certified Public Accountants. Mr. Wong has over 20 years experience in auditing, taxation, secretarial and financial management. Mr. Wong was elected to the position of Chief Executive Officer in May 2007.

Mr. Terry Luck, Chief Financial Officer, and an Officer of the Company, is a resident of British Columbia, Canada. Mr. Luck is a Certified General Accountant with over ten years of experience in accounting, treasury, financial management and taxation.

There are no arrangements or understanding between any two or more Directors or Executive Officers.

COMPENSATION

The Company has a standard arrangement for compensating its Directors for their service in their capacity as Directors. In addition, Directors may be granted stock options. Directors received compensation during the year ended December 31, 2007, for their services as a Director including committee participation and/or special assignments as described below.

The Company also grants stock options to Executive Officers and employees from time to time.

Table No. 8 lists the compensation during the year ended December 31, 2007, for Executive Officers and Directors.

Table No. 8

Director/Officer Compensation

Year Ended December 31, 2007

		Option Exercise	Total
Officer/Director	Salary	Net Market Value	Compensation

Peter Leung	$56,328	$0	$56,328
Wilman Wong	116,551	0	116,551
Terry Luck	57,604	0	57,604
Other Directors/Officers	22,967	0	22,967
Total	$253,450	$0	$253,450

Option Exercise Net Market Value is computed by subtracting the cost of exercising the stock option from the market value of the respective shares of common stock on the date of exercise. There was 107,300 stock options granted to officers/directors as at December 31, 2007.

No funds were set aside or accrued by the Company during the year ended December 31, 2007 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in the year ended December 31, 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

BOARD PRACTICES

All directors hold office until the next annual general meeting of shareholders, which generally is in May of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. All executive officers are appointed by the Board and serve at the pleasure of the Board.

The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The Audit Committee consists of Mr. Steven Hsieh, Mr. Brent Lau and Mr. Peter Leung.

The Farm Review Committee of the board of directors reviews and reports to the board with respect to Ontario Farm operations, including land selection recommendation and site inspection, farm policy and plant science techniques recommendation; quarterly review of farm operations to ensure acceptable cultural maintenance practices are maintained. The Committee consists of Mr. Peter Leung, Mr. Eric Littley and Mr. Wilman Wong.

The Company does not currently have a remuneration or compensation committee.

EMPLOYEES

During fiscal 2007, the Company employed 23 persons on a full time basis and 122 persons on an hourly basis.

During fiscal 2006, the Company employed 25 persons on a full time basis and 170 persons on an hourly basis.

During fiscal 2005, the Company employed 31 persons on a full time basis and 170 persons on an hourly basis.

The Company is not a party to any material labour contract or collective bargaining agreement.

SHARE OWNERSHIP

 Table No. 9 lists the share ownership in the Company by the Executive Officers and Directors as at February 28, 2008.

Table No. 9

Share Ownership of Directors/Officers as at February 28, 2007

Officer/Director	Title	Approximate Number of Shares
Derek Zen	Director	(1)
Wilman Wong	CEO/Corporate Secretary	-
Terry Luck	CFO	-
Other Directors		2,000

(1) 10,047,236 and 3,168,000 common shares of the Company are owned by ZWP Investments Limited and Groove Trading Limited, respectively, of which Derek Zen is a Director. Derek Zen holds 253,728 common shares of the Company.

STOCK OPTIONS

The Company has a total of 785,000 shares reserved for issue under the Plan. As of February 28, 2008, options to purchase 335,800 shares were outstanding while 159,268 options remain available for issuance under the Plan.

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

The names and titles of the Directors and Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 10 as of February 28, 2008, as well as the number of options granted to employees and all others as a group.  The exercise price of the options is stated in Canadian dollars.

Table No. 10

Share Purchase Options Outstanding at February 28, 2007

		CDN$
		# of Shares of	Exercise	Expiration
Name	Title	Common Stock	Price	Date

Wilman Wong	Director/CEO	34,300	0.73	12/15/2008
Steven Hsieh	Director	18,000	0.73	12/15/2008
Eric Littley	Director	18,000	0.73	12/15/2008
Peter Leung	Director	18,000	0.73	12/15/2008
Terry Luck	CFO	19,000	0.73	12/15/2008

Employees (10 persons)		228,500	0.73	12/15/2008

Total Officers/Directors/Employees/Others		335,800	0.73

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The Company is a publicly owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. As of December 31, 2007 (latest record date), the following persons and/or companies held 5% or more beneficial interest in the Company's outstanding common stock.

ZWP Investments Limited (1)	10,047,236 (28.96%) common shares
Groove Trading Limited (1)	3,168,000 (9.13%) common shares
Hover Limited	7,011,318 (20.21%) common shares

(1) ZWP Investments Limited and Groove Trading Limited are subsidiaries of Wai Kee.

The authorized capital of the Company consists of an unlimited number of shares of common stock without par value of which 34,698,157 were issued/outstanding as of December 31, 2007 and 21 million Series 1 non-voting, non-cumulative preferred shares convertible into common shares on a 1:1 basis of which none were issued/outstanding at December 31, 2007.

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

RELATED PARTY TRANSACTIONS

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance existing loan facilities and to finance the general working capital requirements of the Company.

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

The following tables set forth the high/low prices on the Toronto Stock Exchange for shares of the Company's common stock for each of the last five years.

  Toronto Stock Exchange Stock High/Low Prices

                           (CDN Dollars)

Year
Ended	High	Low

12/31/2007	N/A	N/A
12/31/2006	N/A	N/A
12/31/2005	$0.68	$0.21
12/31/2004	1.43	0.50
12/31/2003	1.04	0.26

The following tables set forth the high/low prices on NASDAQ OTC Bulletin Board for shares of the Company's common stock for each of the last five years, each of the quarters in the two most recently completed financial years and monthly for each of the most recent six months.

  NASDAQ Stock High/Low Prices

       (US Dollars)

Year
Ended	High	Low

NASDAQ OTCBB:

12/31/2007	$0.12	$0.02
12/31/2006	0.20	0.03
12/31/2005	0.50	0.11
12/31/2004	1.24	0.38
12/31/2003	0.90	0.10

Quarter
Ended	High	Low

NASDAQ OTCBB:

12/31/2007	0.08	0.02
09/30/2007	0.04	0.03
06/30/2007	0.05	0.03
03/31/2007	0.12	0.03

12/31/2006	0.14	0.03
09/30/2006	0.20	0.05
06/30/2006	0.20	0.05
03/31/2006	0.20	0.08

Month
Ended	High	Low

02/28/2008	0.03	0.01
01/31/2008	0.04	0.02

12/31/2007	0.08	0.02
11/30/2007	0.06	0.03
10/31/2007	0.04	0.02
09/30/2007	0.04	0.03

The Company's common stock is issued in registered form and the following information is taken from the records of Computershare located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

On February 28, 2008, the shareholders' list for the Company's common stock showed 1,322 registered shareholders and depositories with 34,698,157 shares outstanding of which 6% are held in Canada, 30% in the United States and 64% are held internationally. Based upon the number of proxy statements and annual reports requested by shareholders and brokers for the Company's last annual shareholders' meeting and other research, the Company believes it has in excess of 3,000 beneficial owners of its common stock.

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

Disposition of Common Stock.  Under the Tax Act, a gain from the sale of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held 25% or more of the shares of any class of the Company's stock at any time in the five years preceding the disposition. Generally, the Canada-United States Tax Convention (the "Tax Convention") will exempt from Canadian taxation any capital gain realized by a resident of the United States unless:

•

their value is derived principally from real property in Canada;

•

the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition and the common stocks were owned by him when he ceased to be a resident in Canada; or

•

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

The Company’s revenues and earnings are also impacted by the world price of ginseng root which is determined by reference to a number of factors including the supply and demand for North American ginseng root, negotiations between buyer and seller, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currency used by the Company’s customers. A percentage change in the market price of ginseng root will tend to have a corresponding impact on the revenues reported by the Company. An increase in the selling price by $1 per pound will increase the Company’s net earnings by approximately $900,000 (based on the 2007 harvest of 918,963 pounds) and a decrease in the selling price by $1 per pound would have an equally negative impact on net earnings.

The interest income from cash and cash equivalents and the interest expense from borrowings under credit facilities are subject to interest rate changes and therefore interest income and interest expense will fluctuate directly with changes in interest rates and the amount of cash and cash equivalents and borrowing outstanding at any given time. A decrease in interest rates of 1% will increase the Company’s net earnings by approximately $106,000 (based on bank indebtedness and long-term debt of approximately $10.6 million as at December 31, 2007) and a decrease in interest rates of 1% would have an equally negative impact on net earnings.

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

                  Unit 100 – 12051 Horseshoe Way,

                  Richmond, British Columbia V7A 4V4

By e-mail to: info@chainata.com

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP acts as the Company’s principal independent auditor for the years ended December 31, 2007 and 2006. The following table discloses the aggregate fees billed for professional services rendered by Deloitte & Touche LLP for the years ended December 31, 2007 and 2006.

	2007 CDN’000	2006 CDN’000
Audit Fees (1)	89	133
Audit -related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	89	133

(1)

Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements and fees billed for reviews of interim financial statements as well as fees billed for services relating to the review of documents filed with the SEC up to February 29, 2008.

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

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17

FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in footnotes to the audited consolidated financial statements. The value of the U.S. dollar in relationship to the Canadian dollar was approximately 0.99 as of December 31, 2007.

Audited Consolidated Financial Statements and Financial Statement Schedules:

Report of Independent Registered Chartered Accountants, dated March 10, 2008

Consolidated Balance Sheets as at December 31, 2007 and December 31, 2006

Consolidated Statements of Operations and Deficit for the years ended December 31, 2007, December 31, 2006 and December 31, 2005.

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2007, December 31, 2006 and December 31, 2005.

Consolidated Statements of Accumulated Other Comprehensive Loss for the years ended December 31, 2007, December 31, 2006 and December 31, 2005.

Consolidated Statements of Cash Flows for the years ended December 31, 2007, December 31, 2006 and December 31, 2005.

Consolidated Statements of Crop Costs for the years ended December 31, 2007, December 31, 2006 and December 31, 2005.

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

4.6

Share Purchase Agreement between the Company and LTRD Biotech Limited.(incorporated by reference from our Form 20-F Annual Report filed on May 26, 2003)

8.1

Organization chart of the Company and its affiliates.

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

“TERRY LUCK”
By:
Terry Luck, Chief Financial Officer

Dated: March 28, 2008

Report of Independent Registered Chartered Accountants

and Consolidated Financial Statements

CHAI-NA-TA CORP.

(Stated in Canadian dollars)

DECEMBER 31, 2007, 2006 AND 2005

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors of Chai-Na-Ta Corp.

We have audited the consolidated balance sheets of Chai-Na-Ta Corp. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income, cash flows and crop costs for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Chai-Na-Ta Corp. as at December 31, 2007 and 2006 and the results of its operations, its cash flows and its crop costs for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

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

On March 10, 2008, we reported separately to the shareholders of Chai-Na-Ta Corp. on our audits, conducted in accordance with Canadian generally accepted auditing standards, on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Independent Registered Chartered Accountants
March 10, 2008

Comments by Independent Registered Chartered Accountants on Canada-United States of America reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. The standards of the Public Company Accounting Oversight Board (United States) also require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 (c) to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated March 10, 2008 is expressed in accordance with Canadian reporting standards which do not permit or require references to such conditions and events and to such changes in accounting principles in the auditors’ report when these are properly accounted for and adequately disclosed in the consolidated financial statements.

Independent Registered Chartered Accountants
March 10, 2008

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Stated in Canadian Dollars)

As at December 31	2007	2006
ASSETS
Current assets
Cash	$307,219	$484,466
Accounts receivable and other assets	55,885	217,615
Inventory (Note 14)	8,734,851	8,627,699
Ginseng crops (Notes 4 and 14)	5,677,640	5,213,919
Prepaid expenses	45,244	50,632
	14,820,839	14,594,331

Ginseng crops (Notes 4 and 14)	5,716,925	9,305,416

Assets held for sale (Note 5)	1,280,183	-

Property, plant and equipment (Note 6)	3,795,081	5,792,907
	$25,613,028	$29,692,654
LIABILITIES

Current liabilities
Bank indebtedness (Note 8)	$3,510,000	$4,310,000
Accounts payable and accrued liabilities	1,347,551	1,066,357
Customer deposits (Note 9)	2,387,940	1,392,808
Current portion of long-term debt (Note 10)	152,379	299,437
	7,397,870	7,068,602

Long-term debt (Note 10)	6,973,296	8,365,665
	14,371,166	15,434,267
SHAREHOLDERS' EQUITY

Share capital (Note 11)	38,246,209	38,246,209
Contributed surplus (Note 11)	338,081	338,081
Accumulated other comprehensive income (Note 3(c))	902,174	590,208
Deficit	(28,244,602)	(24,916,111)
	11,241,862	14,258,387
	$25,613,028	$29,692,654

Going concern (Note 1)
Commitments, contingencies and guarantees (Note 16)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

“ Derek Zen ”	“ Wilman Wong ”
Derek Zen	Wilman Wong
Chairman	Chief Executive Officer

CHAI-NA-TA CORP.
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

Years ended December 31	2007	2006	2005
Revenue	$7,561,582	$5,927,755	$5,825,946
Cost of goods sold	7,393,265	5,829,905	5,488,252
	168,317	97,850	337,694
Selling, general and administrative expenses	1,067,850	1,219,618	1,422,323
Interest on short-term debt (Note 8)	160,329	383,781	362,722
Interest on long-term debt (Note 10)	634,353	317,095	65,276
Write-down of assets held for sale (Note 13)	-	-	246,498
Write-down of inventory and ginseng crops (Notes 3(f)	2,735,495	5,639,421	9,978,902
and 14)
	4,598,027	7,559,915	12,075,721
Operating loss	(4,429,710)	(7,462,065)	(11,738,027)
Other income (loss) (Note 15)	1,101,219	(143,651)	(481,042)
Loss before income taxes	(3,328,491)	(7,605,716)	(12,219,069)
Provision for (recovery of) income taxes (Note 7)	-	1,855,000	(4,088,000)

NET LOSS	(3,328,491)	(9,460,716)	(8,131,069)
Deficit, beginning of year	(24,916,111)	(15,455,395)	(7,324,326)
DEFICIT, END OF YEAR	$(28,244,602)	$(24,916,111)	$(15,455,395)

Basic and diluted loss per share (Note 3(j))	$(0.10)	$(0.27)	$(0.23)
Weighted average number of common shares used
to calculate basic and diluted loss per share	34,698,157	34,698,157	34,698,157

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Comprehensive Loss
(Stated in Canadian Dollars)

Years ended December 31	2007	2006	2005

Net loss	$(3,328,491)	$(9,460,716)	$(8,131,069)
Other comprehensive income:
Adjustments as a result of foreign exchange
translation	311,966	4,975	573,085
Comprehensive loss	$(3,016,525)	$(9,455,741)	$(7,557,984)

CHAI-NA-TA CORP.
Consolidated Statements of Accumulated Other Comprehensive Income
(Stated in Canadian Dollars)

Years ended December 31	2007	2006	2005
Balance, beginning of year (Note 3(c))	$590,208	$585,233	$12,148
Other comprehensive income (Note 3(c))	311,966	4,975	573,085
Balance, end of year	$902,174	$590,208	$585,233

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

Years ended December 31	2007	2006	2005

Net inflow (outflow) of cash related to the following activities:

Operating Activities
Net loss	$(3,328,491)	$(9,460,716)	$(8,131,069)
Items included in net loss not affecting cash
(Note 19(a))	8,700,335	13,414,205	11,910,019
Changes in non-cash operating assets and liabilities
(Note 19(b))	(1,572,520)	(1,869,114)	(2,046,381)
Change in non-current crop costs	(3,295,510)	(4,197,223)	(5,750,508)
	503,814	(2,112,848)	(4,017,939)

Financing Activities
Bank indebtedness	(800,000)	(2,090,000)	(531,634)
Short-term borrowings	-	-	1,565,000
Long-term borrowings	-	7,842,560	3,500,000
Repayment of long-term debt	(299,437)	(4,569,156)	(420,834)
	(1,099,437)	1,183,404	4,112,532

Investing Activities
Purchase of property, plant and equipment	(60,562)	(212,488)	(163,922)
Proceeds from disposition of property, plant and equipment	487,814	28,541	24,181
Cash outlays included in assets held for sale	(5,219)	-	-
Proceeds from disposition of assets held for sale	-	1,555,461	-
	422,033	1,371,514	(139,741)

Effect of exchange rate changes on cash	(3,657)	(155)	(928)

Net increase (decrease) in cash	(177,247)	441,915	(46,076)

Cash, beginning of year	484,466	42,551	88,627

Cash, end of year	$307,219	$484,466	$42,551

Supplementary information (Note 19(c))

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Crop Costs
(Stated in Canadian Dollars)

Years ended December 31	2007	2006	2005

Depreciation	$888,172	$980,866	$1,092,715
Farm equipment operating costs	531,563	575,199	740,025
Interest on long-term debt	6,484	9,755	6,557
Land rental costs	548,094	702,403	989,604
Mulch and fertilizer	1,470,015	1,666,070	2,338,314
Other	168,162	171,654	309,258
Plant science	10,917	17,955	23,277
Salaries and wages	2,947,551	3,230,882	4,154,465
Seed	106,610	150,535	7,309
Small tools and supplies	44,858	42,410	72,128
Warehouse and dryer operations	452,230	522,123	368,447
	7,174,656	8,069,852	10,102,099

Balance, beginning of year	14,519,335	19,348,545	20,869,156
	21,693,991	27,418,397	30,971,255

Less:
Cost of crop harvested	8,603,227	10,199,062	11,045,743
Cost of seeds sold and available for sale	111,372	-	363,840
Crop costs reallocated to assets held for sale	134,827	-	-
Write-down of ginseng crops (Note 14)	1,450,000	2,700,000	213,127
Balance, end of year	11,394,565	14,519,335	19,348,545

Less: current portion	5,677,640	5,213,919	6,546,059
	$5,716,925	$9,305,416	$12,802,486

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

1.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced a loss of $3,328,491 for the year ended December 31, 2007 due to the low selling price of ginseng and has an accumulated deficit of $28,244,602 as at December 31, 2007. The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company formerly under common control.

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
For the years ended December 31, 2007, 2006 and 2005

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

At December 31, 2007, the Company's effective ownership interests in these companies were as follows:

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

(c)	Comprehensive income and financial instruments

In April 2005, the Canadian Institute of Chartered Accountants issued Section 3855, "Financial Instruments - Recognition and Measurement", Section 1530, "Comprehensive Income", Section 3865, "Hedges", Section 3861, "Financial Instruments - Disclosure and Presentation", and Section 3251, "Equity". These standards introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for reporting it and establishes rules for the presentation of equity and changes in equity. The Company adopted these standards effective January 1, 2007.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

3.	SIGNIFICANT ACCOUNTING POLICIES

	(c)	Comprehensive income and financial instruments (continued)

Upon adoption of these standards, the Company has designated its cash, bank indebtedness and foreign exchange contracts as held-for-trading, which are measure at fair market value. Accounts receivable are classified as loans and receivable which are measured at amortized cost. Accounts payable, accrued liabilities and long-term debt are classified as other liabilities, which are measured at amortized cost.

There were no adjustments required as a result of the adoption of these new standards. The cumulative translation adjustment as at January 1, 2005 of $12,148 has been reclassified to opening accumulated other comprehensive income as at January 1, 2005 and the change in cumulative translation adjustment for the years ended December 31, 2005 and December 31, 2006 of $573,085 and $4,975, respectively, have been reclassified to other comprehensive income. The cumulative translation adjustments amount of $590,208 as at December 31, 2006 has been reclassified as accumulated other comprehensive income.

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

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Property, plant and equipment are reviewed on a regular basis for impairment upon the occurrence of events or changes in circumstances which indicate that the net book value of the assets may not be recoverable based on estimated undiscounted future cash flows generated by their use. To the extent not recoverable, impaired assets are written down to their fair value.

(h)	Research and development

Research costs are expensed as incurred. Development costs that meet generally accepted criteria, including reasonable assurance regarding future benefits, are capitalized and amortized to operations. Research costs were $NIL, $NIL, and $46,925 for the years ended December 31, 2007, 2006 and 2005, respectively. There were no development costs capitalized for the years ended December 31, 2007, 2006 and 2005.

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

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(j)	Loss per common share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of common shares by including other common share equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

A reconciliation of net loss per common share and the weighted average shares used in the earnings per share (“EPS”) calculations for fiscal 2007, 2006 and 2005 is as follows:

		Number of
	Net Loss	Shares	Loss
	(numerator)	(denominator)	Per Share
2007
Basic and Diluted	$(3,328,491)	34,698,157	$(0.10)

2006
Basic and Diluted	$(9,460,716)	34,698,157	$(0.27)

2005
Basic and Diluted	$(8,131,069)	34,698,157	$(0.23)

Certain options to purchase 343,400 (2006 – 403,300, 2005 – 437,600) shares of common stock were outstanding as at December 31, 2007, but were not included in the computation of diluted loss per share because their effect would have been anti-dilutive.

(k)	Stock–based compensation plans

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to stock-based compensation and other stock-based payments. This section establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Foreign exchange forward contracts

The Company periodically enters into foreign exchange contracts to manage foreign exchange risk associated with future debt repayments denominated in foreign currencies. Realized and unrealized gains and losses resulting from changes in the market value of these contracts are recorded as other income unless they meet specified criteria to qualify as a hedging instrument under Canadian GAAP. The Company had no unrealized gains or losses on foreign exchange contracts as at December 31, 2007 (2006 – unrealized gain of $38,500). If these contracts meet the criteria for hedging instruments, any unrealized gains or losses are deferred and recognized in earnings when the related hedge transaction occurs. The Company has not had any contracts that meet the criteria for hedging instruments during the previous three years.

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

(n) Accounting changes

On January 1, 2008 the Company will adopt the amendments to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”. The amendments to this section are based on the assessment of whether an entity is a going concern and related disclosures included in International Accounting Standard (“IAS”) 1, “Presentation of Financial Statements” of the International Financial Reporting Standards (“IFRS”). The Company does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

On January 1, 2008 the Company will adopt CICA Handbook Section 1535, “Capital Disclosures”. This Section establishes standards for disclosing information about the entity’s capital and how it is managed. The Company does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

On January 1, 2008 the Company will adopt CICA Handbook Section 3031, “Inventories” which is based on the IFRS accounting principles as described in IAS 2, “Inventory”. The objective of this Section is to prescribe the accounting treatment for inventories and to provide guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. Section 3031 requires the reversal of any write-down in a previous period, only to the extent of the original write-down, if the net realizable value of the inventory subsequently increases in value. Other than the requirement to potentially reverse a write-down in a subsequent period, the Company does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Accounting changes (continued)

On January 1, 2008 the Company will adopt CICA Handbook Section 3862, “Financial Instruments - Disclosure” which is based on the IFRS 7, “Financial Instruments: Disclosures”. This Section requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The Company does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

On January 1, 2008 the Company will adopt CICA Handbook Section 3863, “Financial Instruments - Presentation”. This Section establishes standards for presentation of financial instruments and non-financial derivatives. The Company does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

4.	GINSENG CROPS

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. However, the Company may allow crops to mature longer to allow for higher yields and additional seed harvests. Costs accumulated relating to the expected harvest in the next year have been classified as current assets. At December 31, 2007, total area under cultivation and management is 629 acres. A breakdown of acreage by year planted is as follows:

Number
Year planted	of acres

2004	403
2005	187
2006	39

629

5.	ASSETS HELD FOR SALE

Due to the decision to discontinue planting in British Columbia and to improve short-term cash flows, the Company made available for sale its site located near Kamloops, British Columbia and reclassified the net book value of the land, buildings and pavement of $894,409 as an asset held for sale as at March 31, 2007. This facility is currently used as the head office for the farms operations in British Columbia.

Subsequent to the end of the year, the Company accepted an offer to purchase the site, subject to certain conditions by the purchaser, with a closing date of July 31, 2008. In addition to the real estate assets being held for sale, the offer includes the dryers and related production assets, the 5 acres of ginseng crops and some processing equipment at the site. These additional items have a net book value of $385,774 as at December 31, 2007 and have been reclassified to assets held for sale. The selling price of the assets less estimated selling costs exceeds the amount reclassified as an asset held for sale so no impairment provision is required.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

6.	PROPERTY, PLANT AND EQUIPMENT

		2007
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$171,328	$-	$171,328
Buildings	1,214,098	196,551	1,017,547
Dryers and related works	533,790	129,627	404,163
Computer equipment and software	181,854	172,864	8,990
Furniture and fixtures	225,305	202,195	23,110
Machinery and equipment	6,015,305	4,722,126	1,293,179
Sunshade	12,930,446	12,254,253	676,193
Vehicles	459,469	293,674	165,795
Pavement	46,575	11,799	34,776
	$21,778,170	$17,983,089	$3,795,081

		2006
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$769,843	$-	$769,843
Buildings	1,682,122	377,051	1,305,071
Dryers and related works	2,101,786	1,248,651	853,135
Computer equipment and software	195,578	173,406	22,172
Furniture and fixtures	282,485	254,369	28,116
Leasehold improvements	75,432	75,172	260
Machinery and equipment	7,020,638	5,440,095	1,580,543
Sunshade	14,303,314	13,397,574	905,740
Vehicles	509,587	292,846	216,741
Pavement	148,252	36,966	111,286
	$27,089,037	$21,296,130	$5,792,907

7.	FUTURE INCOME TAXES

Temporary differences and carryforwards that give rise to future income tax assets and liabilities as at December 31, 2007 and 2006 are as follows:

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

7.	FUTURE INCOME TAXES (Continued)

	2007	2006

Future income tax assets
Property, plant and equipment	$146,000	$258,000
Inventory and ginseng crops	-	3,751,000
Tax loss carryforwards	5,080,000	545,000
	5,226,000	4,554,000

Less: valuation allowance	5,226,000	4,554,000

Future income tax assets	$-	$-

The majority of the above differences relate to the Company’s farming operations, which are taxable on a cash basis under Canadian tax law and allow for taxable adjustments of inventory and ginseng crops at the discretion of the Company.

Due to additional financing costs associated with the new loan facility as detailed in Note 10(b) and the write-down on inventory and ginseng crops as detailed in Note 14, the Company determined that it was less likely than not that the future income tax assets would be recoverable in the short and medium-term. Therefore, the Company recorded a valuation allowance of $4,554,000 against its future income tax assets. This valuation allowance is included in the provision for income taxes on the statements of operations and deficit for the year ended December 31, 2006.

The provision for (recovery of) income taxes has been calculated as follows:

	2007	2006	2005

Canadian statutory tax rate	33.50%	35.12%	35.12%

Provision for income taxes at
the Canadian statutory rates	$(1,064,794)	$(2,671,127)	$(4,291,337)

Adjustments:
Foreign tax rate differential	30,210	73,076	67,274
Change in income tax rates	199,478	-	(39,485)
Other	163,106	(100,949)	175,548
Valuation allowance	672,000	4,554,000	-
Provision for (recovery of) income taxes	$-	$1,855,000	$(4,088,000)

The Company’s foreign subsidiaries have tax losses available for carry forward of approximately $762,000 to reduce future taxable income, subject to the approval of the tax authorities, which can be carried forward indefinitely. The Company and domestic subsidiaries have tax losses available for carry forward of approximately $14,284,000 which can be applied to reduce future taxable income and expire at various times over the next five to twenty years.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

8.	BANK INDEBTEDNESS

As at December 31, 2007, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, the Company has available a $5,000,000 revolving demand operating loan with a Canadian chartered bank that bears interest at bank prime rate plus 1.25% per annum. As at December 31, 2007, $3,510,000 (2006 - $4,310,000) had been drawn under the operating loan. During the year, the Company incurred $160,329 (2006 - $325,690) of interest on this debt which has been included in interest on short-term debt on the statements of operations and deficit.

9.	CUSTOMER DEPOSITS

Customer deposits represent deposits received from customers to secure inventory purchase commitments prior to the actual delivery of inventory.

10.	LONG-TERM DEBT

		2007	2006

Bank term loan	(a)	$39,700	$159,700
Term loan	(b)	6,942,280	8,182,270
Equipment purchase loans	(c)	143,695	323,132
		7,125,675	8,665,102
Less: current portion		152,379	299,437

		$6,973,296	$8,365,665

(a)	Bank term loan

The Company has secured a $1,500,000 non-revolving term loan which expires on May 15, 2008, from a Canadian chartered bank with an interest rate of prime plus 1.5% per annum. The loan is repayable in monthly installments of $10,000 plus interest and is secured by the Company’s Ontario property. For the year ended December 31, 2007, the Company incurred $7,411 (2006 - $18,310, 2005 - $44,059) of interest which has been included in interest on long-term debt on the statements of operations and deficit.

(b)	Term loan

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from a company formerly under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). For the year ended December 31, 2007, the Company incurred $625,758 (2006 - $219,506) of interest which has been included in interest on long-term debt on the statements of operations and deficit and which remains accrued as at December 31, 2007.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

10.	LONG-TERM DEBT (Continued)

(c) Equipment purchase loans

The Company entered into equipment purchase loan agreements at interest rates of up to 7.75% per annum. The loans are repayable in installments maturing in various amounts to September 30, 2009 and are secured by specific assets of the Company. For the year ended December 31, 2007, the Company incurred $6,484 (2006 - $9,755; 2005 - $6,557) of interest which has been included in interest on long-term debt on the statement of crop costs and $1,184 (2006 - $372, 2005 - $NIL) of interest which has been included in interest on long-term debt on the statements of operations and deficit.

The loans are scheduled to be repaid over the next three years as follows:

2008	$152,379
2009	31,016
2010	6,942,280
$7,125,675

11.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital consists of an unlimited number of common shares without nominal or par value and 21 million Series 1 non-voting, non-cumulative preferred shares, convertible into common shares on a 1:1 basis. Any issued and outstanding preferred shares will automatically be converted into common shares in 2010. There are currently no outstanding preferred shares.

Outstanding shares are as follows:

	Number of
	shares	Amount
Common shares
Balance at December 31, 2006 and 2007	34,698,157	$38,246,209

Contributed Surplus
Balance at December 31, 2006 and 2007		$338,081

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

12.	STOCK OPTIONS

The Company maintains a stock option plan and grants options to officers, directors and employees of the Company at market prices. A total of 785,000 shares were reserved for issue under the plan. The options vest at the date of grant and expire five years thereafter.

Options to purchase 343,400 shares are outstanding and exercisable as at December 31, 2007, as follows:

Number	Number	Weighted Average	Weighted Average
Outstanding as at	Exercisable as at	Exercise price	Remaining Contractual
December 31, 2007	December 31, 2007	($/share)	Life in Years

343,400	343,400	$0.73	0.96

Information regarding the Company's stock options for each of the periods is summarized as follows:

		Exercise
	Number of	price range
	shares	($/share)

Outstanding as at December 31, 2005	437,600	$0.73
Expired	(34,300)	0.73
Outstanding as at December 31, 2006	403,300	0.73
Expired	(59,900)	0.73
Outstanding and exercisable as at December 31, 2007	343,400	$0.73

There were no options granted or modified during the three years ended December 31, 2007.

13.	WRITE-DOWN OF ASSETS HELD FOR SALE

During the year ended December 31, 2005, the Company entered into agreements to sell the corporate head office and certain agricultural land and recorded a write-down of $246,498 to reduce the carrying value of the assets to their estimated net realizable values less selling costs.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

14.	WRITE-DOWN OF INVENTORY AND GINSENG CROPS

The Company recorded a write-down of $1,450,000 on ginseng crops for the year ended December 31, 2007 to reduce their carrying value to their net realizable value. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices.

During the three months ended June 30, 2007, the Company recorded a write-down on inventory of $1,285,495. This inventory was being held by the Company to fulfill a contract with a Canadian customer for a predetermined minimum quantity at a fixed price. The contract has expired and the customer has not ordered the predetermined minimum quantity and the Company has been unable to negotiate an acceptable subsequent agreement. The Company intends to pursue all possible options, including legal action, to ensure receipt of the contracted amount for this inventory. However, due to the uncertainty of the Company's ability to receive the contracted amount, a write-down has been recorded to reduce the carrying value of the inventory to its estimated net realizable value instead of the predetermined contract price.

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

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

15.	OTHER INCOME (LOSS)

	2007	2006	2005

Foreign exchanges gain (loss)	$638,461	$(154,319)	$(490,748)
Gain on disposal of property, plant and equipment	473,681	4,519	6,685
Other non-operating income (expenses)	(10,923)	6,149	3,021

	$1,101,219	$(143,651)	$(481,042)

16.	COMMITMENTS, CONTINGENCIES AND GUARANTEES

	(a)	Operating leases and land rentals

The Company has entered into operating leases for vehicles, farming equipment and offices expiring at various times to 2011. Total future minimum payments required under these leases are as follows:

2008	$83,310
2009	46,333
2010	13,181
2011	3,185
$146,009

The Company is committed to agricultural land rentals for the next five years as follows:

2008	$344,893
2009	92,998
2010	42,197
2011	24,019
2012	24,019
$528,126

The Company has incurred rental costs on operating leases and land rentals of $635,493, $822,332 and $1,023,957 for the years ended December 31, 2007, 2006 and 2005, respectively, of which $591,108, $766,671 and $981,900 was capitalized to crop costs for the respective years.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

16.	COMMITMENTS, CONTINGENCIES AND GUARANTEES (Continued)

	(b)	Other commitments, contingencies and guarantees

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises. Although there is no maximum cost specified, the Company does not expect to incur costs in connection with this indemnification and as such no amounts have been accrued as of December 31, 2007.

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

17.	FOREIGN EXCHANGE CONTRACTS

	(a)	Term loan contracts

As at December 31, 2007, the Company has entered into a contract with a Canadian bank to purchase US$2,500,000 on March 20, 2008 to partially hedge against the term loan as described in Note 10(b). If the spot Canadian/US dollar exchange rate is less than or equal to $0.9830 on the contract date, the exchange rate of the purchase will be $0.9830. If the exchange rate is greater than or equal to $1.0050 on the contract date, the exchange rate of the purchase will be $1.0050. If the exchange rate is between $0.9830 and $1.0050 on the contract date, the contract will expire and a purchase obligation will not take place. At December 31, 2007, the closing exchange rate of $0.9913 resulted in a fair market value of this contract of $NIL.

As at December 31, 2006, the Company had entered into a contract with a Canadian bank to purchase US$2,500,000 on June 20, 2007 to partially hedge against the term loan as described in Note 10(b). If the spot Canadian/US dollar exchange rate is less than or equal to $1.1325 on the contract date, the exchange rate of the purchase will be $1.1325. If the exchange rate is greater than or equal to $1.1500 on the contract date, the exchange rate of the purchase will be $1.1500. If the exchange rate is between $1.1325 and $1.1500 on the contract date, the contract will expire and a purchase obligation will not take place. At December 31, 2006, the closing exchange rate of $1.1654 resulted in a fair market value of this contract totaling $38,500 which is included in other income on the statement of operations and in accounts receivable and other assets on the balance sheet.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

17.	FOREIGN EXCHANGE CONTRACTS (Continued)

(b) Interest payment contracts

As at December 31, 2007, the Company has entered into a contract with a Canadian bank to purchase US$300,000 on February 28, 2008 to approximately hedge against an interest payment on the term loan established in 2006. If the spot Canadian/US dollar exchange rate is less than or equal to $0.9550 at any time during the contract, the exchange rate of the purchase will be $1.0050. If the exchange rate is greater than or equal to $1.0050 on the contract date, the exchange rate of the purchase will be $1.0050. If the exchange rate is between $0.9550 and $1.0050 on the contract date and the exchange rate was never equal to or less than $0.9550 during the contract period, the contract will expire and a purchase obligation will not take place. At December 31, 2007, the closing exchange rate of $0.9913 resulted in a fair market value of this contract of $NIL.

As at December 31, 2007, the Company has entered into a contract with a Canadian bank to purchase US$150,000 on March 17, 2008 to approximately hedge against an interest payment on the term loan established in 2006. If the spot Canadian/US dollar exchange rate is less than or equal to $0.9700 at any time during the contract, the exchange rate of the purchase will be $1.0125. If the exchange rate is greater than or equal to $1.0125 on the contract date, the exchange rate of the purchase will be $1.0125. If the exchange rate is between $0.9700 and $1.0125 on the contract date and the exchange rate was never equal to or less than $0.9700 during the contract period, the contract will expire and a purchase obligation will not take place. At December 31, 2007, the closing exchange rate of $0.9913 resulted in a fair market value of this contract of $NIL.

18.	SEGMENTED REPORTING

The Company operates in one industry segment and two geographic regions. Long-lived assets consist of non-current ginseng crops and property, plant and equipment. Information by geographic region is summarized as follows:

Year ended
December 31, 2007	Canada	Far East	Consolidated
Revenue - external	$3,453,287	$4,108,295	$7,561,582
Revenue - intercompany between regions	5,283,066	-
Total revenue	$8,736,353	$4,108,295
Net earnings (loss)	$(3,231,709)	$53,218	$(3,178,491)
Long-lived assets	$9,512,006	$-	$9,512,006

Major Customers

For the year ended December 31, 2007, consolidated revenue included sales to two customers, which accounted for $1,818,994 from the Canadian geographic region and $3,632,912 from the Far East geographic region.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

18.	SEGMENTED REPORTING (Continued)

Year ended
December 31, 2006	Canada	Far East	Consolidated
Revenue - external	$1,272,707	$4,655,048	$5,927,755
Revenue - intercompany between regions	4,996,366	-
Total revenue	$6,269,073	$4,655,048
Net loss	$(9,329,260)	$(131,456)	$(9,460,716)
Long-lived assets	$15,097,479	$844	$15,098,323

Major Customers

For the year ended December 31, 2006, consolidated revenue included sales to four customers, which accounted for $715,905 from the Canadian geographic region and $3,039,738, $989,198 and $610,560, respectively, from the Far East geographic region.

Year ended
December 31, 2005	Canada	Far East	Consolidated
Revenue - external	$1,205,854	$4,620,092	$5,825,946
Revenue - intercompany between regions	4,358,943	-
Total revenue	$5,564,797	$4,620,092
Net (loss) earnings	$(7,984,716)	$(146,353)	$(8,131,069)
Long-lived assets	$19,390,238	$1,496	$19,391,734

Major Customers

For the year ended December 31, 2005, consolidated revenue included sales to two customers, which accounted for $2,696,746 and $1,903,578, respectively, from the Far East geographic region.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

19.	OTHER INFORMATION

(a)	Items included in net loss not affecting cash

	2007	2006	2005

Future income taxes	$-	$1,855,000	$(4,088,000)
Depreciation and amortization	15,887	18,419	47,315
Cost of ginseng crops sold	7,308,996	5,751,768	5,223,214
Provision for write-down of inventory and crop costs	2,735,495	5,639,421	9,978,902
Provision for write-down of assets held for sale	-	-	246,498
Non-cash realized foreign exchange losses	(886,362)	154,116	508,945
(Gain) loss on disposal of property, plant and equipment	(473,681)	(4,519)	(6,855)

	$8,700,335	$13,414,205	$11,910,019

(b)	Changes in non-cash operating assets and liabilities

	2007	2006	2005

Accounts receivable and other assets	$123,231	$(65,518)	$73,147
Inventory	3,915	31,419	8,539
Ginseng crops	(2,981,381)	(2,844,371)	(3,135,172)
Prepaid expenses	5,388	1,906	49,912
Accounts payable and accrued liabilities	281,195	(381,484)	953,319
Customer deposits	995,132	1,388,934	3,874

	$(1,572,520)	$(1,869,114)	$(2,046,381)

(c)	Supplementary cash flow information

	2007	2006	2005

Other cash flows:
Interest paid	$254,037	$538,474	$390,607

Non-cash investing and financing activities:
Property, plant and equipment purchases
financed through equipment purchase
loan agreements	-	19,100	209,200

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

20.	FINANCIAL INSTRUMENTS

	(a)	Fair value

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities, customer deposits and long- term debt from unrelated parties. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair values of the loans payable to More Growth Finance Limited, a company formerly under common control, are not readily determinable due to the related party nature of such loans.

	(b)	Interest rate risk

Interest on the Company's line of credit, short-term borrowings and term loans are based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

	(c)	Credit risk

The Company is exposed to credit risk on accounts receivable from customers. A majority of its sales are made to a small number of customers that are concentrated in Asian markets. To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. As at December 31, 2007, there was $NIL in accounts receivable related to major customers (2006 - $125,000 related to one major customer).

	(d)	Exchange risk

The Company is exposed to currency exchange risk as a result of its international markets and operations and due to the HK$54,700,000 term loan from More Growth Finance as detailed in Note 10(b).

The Company periodically enters into foreign exchange forward purchase contracts to manage foreign exchange risk associated with anticipated future debt and interest payments denominated in foreign currencies. As at December 31, 2007, the Company had foreign exchange contracts of US$2,950,000 (2006 – US$2,500,000) outstanding as detailed in Note 17.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

There has been no debt securities with convertible warrants outstanding during the three year period ended December 31, 2007.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	d)	Write-down of Inventory and Crop Costs

Under Canadian GAAP, the write-down of inventory and crop costs is included in operating expenses.

Under US GAAP the write-down of inventory and crop costs is included in cost of goods sold.

	2007	2006	2005

Cost of goods sold under Canadian GAAP	$7,393,265	$5,829,905	$5,488,252
Adjustment for interest capitalized to crop costs (a)	(125,638)	(302,063)	(360,278)
Writedown of inventory and crop costs	2,847,296	5,895,611	9,779,786
Cost of goods sold under US GAAP	$10,114,923	$11,423,453	$14,907,760

e)	Comprehensive Income (Loss)

The FASB issued Statement No. 130, Reporting Comprehensive Income, which was required to be adopted on January 1, 1999. Statement 130 establishes standards for the reporting and display of comprehensive income and its components. The impact of adopting Statement 130 on the Company’s financial statement is as follows:

	2007	2006	2005

Net loss under US GAAP	$(3,317,454)	$(9,438,573)	$(7,770,272)
Other comprehensive income:
Change in cumulative translation adjustment	311,966	4,975	573,085
Comprehensive net loss under US GAAP	$(3,005,488)	$(9,433,598)	$(7,197,187)

f)	Liability for Uncertain Tax Positions

Under Canadian GAAP, there is no requirement to evaluate uncertain tax positions.

Under US GAAP, there is a requirement to evaluate any tax positions that are uncertain and, if necessary, calculate a liability for uncertain tax positions. An analysis of the tax positions taken by the Company was completed and it was determined that there are no material tax positions that could be challenged by taxing authorities that would result in a substantial income tax liability.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	g)	Statement of Cash Flows

There is no difference in net cash flows from Operating, Financing, and Investing Activities between US and Canadian GAAP.

	h)	Recent Accounting Pronouncements

Pronouncements from the United States

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which includes an amendment to FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not believe that the adoption of SFAS Statement No. 159 will have a significant impact on its consolidated financial statements.

Business Combinations

In December 2007, the FASB issued a revision to Statement No. 141, “Business Combinations”. The purpose of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Company does not believe that the adoption of the revision to Statement No. 141 will have a significant impact on its consolidated financial statements.

Non-Controlling Interests in Financial Statements

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The purpose of this Statement is to improve the relevance, comparability, and transparency of the information that a reporting entity provides in its consolidated financial statements in regards to non-controlling interests. This Statement amends Accounting Research Bulletin No. 51. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not believe that the adoption of SFAS Statement No. 160 will have a significant impact on its consolidated financial statements.

Pronouncements from Canada

Effective January 1, 2007, the Company adopted accounting standards relating to comprehensive income and financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”). These changes are fully described in Note 3(c) of the consolidated financial statements. The recent pronouncements from the CICA that the Company will adopt on January 1, 2008 are fully described in Note 3(n) of the consolidated financial statements.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
For the years ended December 31, 2007, 2006 and 2005

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below:

STATEMENT OF OPERATIONS

	2007	2006	2005

Net loss as reported under Canadian GAAP	$(3,328,491)	$(9,460,716)	$(8,131,069)
Accounting for interest (a)	119,154	292,308	353,721
Financial instruments (c)	3,684	1,421	18,161
Write-down of inventory and crop costs (d)	(111,814)	(256,190)	199,116
Deferred income tax adjustment	-	(15,396)	(210,201)
Net loss under US GAAP	(3,317,467)	(9,438,573)	(7,770,272)

Basic and diluted loss per share	$(0.10)	$(0.27)	$(0.22)

Weighted average number of common shares	34,698,157	34,698,157	34,698,157

BALANCE SHEET

		2007	2006
Assets
Inventory	- Canadian GAAP	$8,734,851	$8,627,699
	- Interest capitalized (a)	(23,754)	(133,267)
	- Financial instruments (c)	-	(3,684)
	- Write-down of inventory (d)	23,754	135,568
	- US GAAP	$8,734,851	$8,626,316
Ginseng crops current	- Canadian GAAP	$5,677,640	$5,213,919
	- Interest capitalized (a)	(7,123)	(13,455)
	- US GAAP	$5,670,517	$5,200,464
Ginseng crops	- Canadian GAAP	$5,716,925	$9,305,416
	- Interest capitalized (a)	(5,445)	(8,754)
	- US GAAP	$5,711,480	$9,296,662

Shareholders' Equity	- Canadian GAAP	$10,339,688	$13,668,179
	- Interest capitalized (a)	(36,322)	(159,160)
	- Write-down of inventory (d)	23,754	135,568
	- US GAAP	$10,327,120	$13,644,587

Chai-Na-Ta Corp. (Canada)
Chai-Na-Ta Farms Ltd. (Canada)
CNT Nutraceuticals Ltd. (Canada)
Chai-Na-Ta International Ltd. (Barbados)
Chai-Na-Ta (Asia) Ltd. (Barbados)
North American Ginseng Enterprises Limited (HK)
CNT Trading (Asia) Limited (BVI)
CNT Trading (Hong Kong) Limited (HK)
CNT Nominees Limited (BVI)
Unique Formulations Inc. (USA)

Corporate Organizational Chart

As at December 31, 2007

EXHIBIT 8.1