Form 20-F/A
period 2007-12-31
CHAI NA TA CORP
filed 2008-09-03
CIK 889329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F/A

 (Amendment No. 1 to Form 20-F)

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

               Large accelerated filer ___            Accelerated filer ___            Non-accelerated filer _xx_

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xx Item 18 __

If this is an annual report, indicated by check mark whether the registrants is a shell company

Yes__No xx

EXPLANATORY NOTE

This Amendment No. 1 on Form-20F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2008 (the “Original Report”), is being filed for the purpose of making a change in the Original Report pursuant to comments received from the staff of the SEC with respect to the disclosure contained in Item 15 “Controls and Procedures” and the Officers certifications under Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. The disclosure in Item 15 “Controls and Procedures” and the Officers certifications under Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act have been revised and restated in full in accordance with such comments. Other than the foregoing items, no part of the Original Report is being amended.

This Amendment No. 1 does not include any unchanged portions of the Original Report, does not reflect any events occurring after the filing of the Original Report and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above. As a result, this Amendment No.1 continues to speak as of March 31, 2008.

ITEM 15T

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of the management, including the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, being December 31, 2007. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective with the following identified deficiency.

Management’s initial failure to provide the complete disclosure of management’s report on internal control and financial reporting as required by Item 15T of Form 20-F has been identified as a weakness of the disclosure controls and procedures as of December 31, 2007. Management has subsequently remediated this weakness by enhancing its disclosure controls and procedures. These measures include among other matters adding certain review and analytical procedures and improving the information flow associated with changes to the disclosure requirements.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designated to provide reasonable assurance to the Company’s management regarding the preparation and fair presentation of the published financial statements.

The management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria described on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the management has concluded that the Company’s internal control over financial reporting as of December 31, 2007 was effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There are no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonable likely to material affect, the Company’s internal control over financial reporting.

SIGNATURE PAGE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorised the undersigned to sign this amendment to such annual report on its behalf.

Chai-Na-Ta Corp.

Registrant

By:	“WILMAN WONG” _______________________________ Wilman Wong, Chief Executive Officer

Dated: September 3, 2008

EXHIBIT 12.1

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

4.

The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act 13a-15(f) and 15d-15(f)) for the Company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principles;

c.

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

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

/s/ “WILMAN WONG”

________________________________

Wilman Wong, Chief Executive Officer

Date:  September 3, 2008

EXHIBIT 12.2

CERTIFICATION

I, Terry Luck, certify that:

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

4.  The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act 13a-15(f) and 15d-15(f)) for the Company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principles;

c.

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

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

/s/ “TERRY LUCK”

________________________________

Terry Luck, Chief Financial Officer

Date:  September 3, 2008

EXHIBIT 13.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Chai-Na-Ta Corp (the “Company”) for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer’s knowledge:

(1)

the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ WILMAN WONG	/s/ TERRY LUCK
____________________________	_______________________________
Name: Wilman Wong	Name: Terry Luck
Title: Chief Executive Officer	Title: Chief Financial Officer
Date: September 3, 2008	Date: September 3, 2008