Form 20-F
period 2008-12-31
CHAI NA TA CORP
filed 2009-03-31
CIK 889329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X ANNUAL REPORT PURSUANT TO SECTION 13 Or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Large accelerated filer ___

Accelerated filer ___

Non-accelerated filer _xx_

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___

IFRS ___

Other _xx_

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xx Item 18 __

If this is an annual report, indicated by check mark whether the registrants is a shell company

Yes__ No xx

Chai-Na-Ta Corp.

FORM 20-F ANNUAL REPORT

FOR YEAR ENDED DECEMBER 31, 2008

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3

KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended December 31, 2008, 2007 and 2006 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants as indicated in their report which is included elsewhere in this Annual Report. The selected financial data set forth for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are derived from the Company's audited consolidated financial statements.

The selected financial data should be read in conjunction with the Company’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this report.

Table No. 1 is derived from the audited consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in the footnotes to the audited consolidated financial statements. The value of the U.S. Dollar relative to the Canadian Dollar was approximately 1.22 as of December 31, 2008.

	Table No. 1
	Selected Financial Data
	(CDN$ in 000, except Earnings/Loss per Share and Share Data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/2008	12/31/2007	12/31/2006	12/31/2005	12/31/2004

Canadian GAAP
Revenue	9,232	7,562	5,928	5,826	7,425
Gross Profit (Loss) (2)	(2,685)	(2,567)	(5,541)	(9,641)	1,971
Operating Profit (Loss) (5)	(4,224)	(4,430)	(7,462)	(11,738)	103
Net Income (Loss) (5)	(4,670)	(3,329)	(9,461)	(8,131)	80
Earnings (Loss) per Share – basic (5)	(0.13)	(0.10)	(0.27)	(0.23)	0.00
Earnings (Loss) per Share – diluted (5)	(0.13)	(0.10)	(0.27)	(0.23)	0.00
Weighted Average Number of Common
Shares (3)	34,698	34,698	34,698	34,698	34,690
Diluted Number of Common Shares (4)	34,698	34,698	34,698	34,698	34,789
Dividends declared per Share	0	0	0	0	0

Working Capital	5,456	7,424	7,525	4,917	11,437
Ginseng Crops (1)	7,486	11,395	14,519	19,349	20,869
Capital Assets	2,678	3,795	5,793	6,589	9,171
Total Assets	20,890	25,613	29,693	36,751	41,341
Net Assets	6,111	11,242	14,258	23,714	31,272
Term Debt – Non Current	8,619	6,973	8,366	2,450	279
Capital Stock	38,246	38,246	38,246	38,246	38,246

US GAAP
Revenue	9,232	7,562	5,928	5,826	7,425
Gross Profit (Loss) (2)	(2,675)	(2,553)	(5,496)	(9,082)	2,480
Operating Profit (Loss) (5)	(3,644)	(3,621)	(6,715)	(10,751)	723
Net Income (Loss)	(4,666)	(3,317)	(9,439)	(7,770)	318
Earnings (Loss) per Share- basic (5)	(0.13)	(0.10)	(0.27)	(0.22)	0.01
Earnings (Loss) per Share – diluted (5)	(0.13)	(0.10)	(0.27)	(0.22)	0.01
Dividends declared per Share	0	0	0	0	0

Working Capital	5,453	7,416	7,511	4,877	10,873
Ginseng Crops (2)	7,478	11,382	14,497	19,276	20,582
Capital Assets	2,678	3,795	5,793	6,589	9,171
Total Assets	20,882	25,600	29,669	36,706	40,709
Net Assets	6,104	11,229	14,235	23,668	30,866
Term Debt – Non Current	8,619	6,973	8,366	2,450	279
Capital Stock	38,226	38,226	38,226	38,226	38,226

1.

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. Total acreage under cultivation is 392 acres at December 31, 2008 (629 acres at December 31, 2007, 966 acres at December 31, 2006, 1,240 acres at December 31, 2005 and 1,431 acres at December 31, 2004). The Company values these plants at the lower of cost or net realizable value.

2.

Under US GAAP, the interest capitalised into Ginseng Crops would not be eligible for capitalisation. These amounts would be expensed in the period incurred. On January 1, 2008, the Company adopted a new Canadian GAAP standard which requires the write-downs of inventory and ginseng crops to be included in cost of goods sold. Prior year gross profit (loss) figures under Canadian GAAP have been retroactively adjusted to reflect the change in accounting standards.

3.

Figures in thousands. In 2006, 10,399,149 preferred shares have been converted into common shares on a 1:1 basis. In 2004, 34,500 shares were issued for stock options exercised.

4.

Options to purchase NIL, 343,400, and 403,300 shares of common stock were outstanding in 2008, 2007 and 2006, respectively, but were not included in the computation of diluted number of common shares because their effect would have been anti-dilutive.

5.

During 2008, 2007 and 2006, the Company incurred write-downs of $2,998,000, $2,735,000 and $5,639,000, respectively, on inventory and crop costs which caused a significant decrease in net earnings (loss) in total and on a per share basis compared to prior years.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Fiscal Year Ended	Average	High	Low	Close

12/31/2008	1.07	1.30	0.97	1.22
12/31/2007	1.07	1.19	0.92	0.99
12/31/2006	1.13	1.19	1.10	1.17
12/31/2005	1.21	1.27	1.14	1.16
12/31/2004	1.30	1.39	1.20	1.20

Month Ended		High	Low	Close

02/28/2009		1.29	1.22	1.27
01/31/2009		1.27	1.18	1.23
12/31/2008		1.30	1.20	1.22
11/30/2008		1.29	1.15	1.24
10/31/2008		1.30	1.06	1.22
09/30/2008		1.08	1.03	1.06

The closing rate of exchange was 1.27 on February 28, 2009.

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

Chai-Na-Ta is subject to a number of business and financial risks including: agricultural risk such as weather and disease, commodity price risk for ginseng bulk root, exchange risk (predominantly United States and Hong Kong dollar related), the lengthy growing cycle for ginseng, interest rate risk, credit risk and the concentration of customers, and future need for financing.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced a loss of $4,670,000 for the year ended December 31, 2008 due to the low selling price of ginseng and has an accumulated deficit of $32,915,000 as at December 31, 2008. The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company formerly under common control. The term loan from the company formerly under common control in the amount of $8,587,000 is due on August 18, 2010. The Company is currently considering alternative sources of financing and requesting an extension of the loan maturity date. There can be no assurances that the Company will be able to refinance or repay the loan on its current due date. If the Company cannot make such arrangements, the Company may realize its assets and settle its liabilities at amounts different from the carrying values.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations, obtaining new sources of debt or restructuring existing debt and the continued financial support of its creditors. These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

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

North American ginseng root prices continue to be at low levels and fell at the end of 2008 due to the global economic uncertainty which resulted in a reduction in the purchasing power of the Company’s customers. Although the Company believes that prices will improve modestly towards the end of 2009, significant changes in the supply of or demand for North American ginseng may adversely impact the price of ginseng roots and have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

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

Availability of Suitable Land

The Company leases approximately 473 acres and owns 270 acres of farm land in Canada of which 392 acres are currently under ginseng cultivation. Generally, the Company uses farm land only for one ginseng crop as it is generally believed that ginseng depletes the soil of nutrients necessary for a second successful ginseng crop. In 2005 the Company announced that it will no longer plant in British Columbia and is closing its British Columbia operations in 2009 after completing the final harvest in 2008. Although the Company believes that the southern region of Ontario will continue to have available farm land that could be used for ginseng farming, there can be no assurances that the Company will be able to secure leases on terms similar to existing leases or acquire suitable farm land at reasonable prices. The inability to secure suitable farm land through leases or through acquisitions could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

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

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers. During the years ended December 31, 2008, 2007 and 2006, the Company had sales of approximately 87% to its top three customers, 83% to its top two customers and 90% to its top four customers in each year, respectively. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

During the years ended December 31, 2008, 2007 and 2006, the Company had sales of approximately 87%, 89% and 79% to customers in the Far East, primarily China. The Company expects sales to markets in the Far East to continue to represent the majority of the Company’s sales. Any adverse change in the demand for ginseng from Far East markets may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Risks Associated with International Operations

The Company operates in international markets and conducts business in Canada (bulk root farming operations and certain bulk root sales) and Hong Kong (bulk root sales centre in Asia). There are a number of risks inherent in the Company’s international business activities, including changes in regulatory requirements, tariffs and other trade barriers, costs and risks associated with foreign markets, differing culture and business practices, potentially adverse tax consequences, the burdens of complying with a wide variety of foreign laws, war, insurrection, terrorism and other political risks and factors beyond the Company’s control. Exchange risks are also present as currencies may fluctuate at different rates depending on economic, political and other factors. There can be no assurance that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

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

ITEM 4

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company and Operations

Chai-Na-Ta Corp. (“Chai-Na-Ta” and the “Registrant” or the “Company”) was incorporated on August 12, 1981, under the Canada Business Corporations Act. The Company originally was named Chai-Na-Ta Ginseng Products Limited. During 1994, the name was changed to Chai-Na-Ta Corp. Chai-Na-Ta, together with its subsidiaries, is engaged in the growing, processing and marketing of North American ginseng. Ginseng, a woodland plant with species native to both China and North America, is prized for its root which has been the most valuable herb in Oriental medicine for over 2,000 years. The vast proportion of North American ginseng is farm grown. With 392 acres currently under cultivation it is one of the world’s largest producers of North American ginseng.

The corporate head office is located at: Unit 100 - 12051 Horseshoe Way, Richmond, British Columbia, V7A 4V4, the current contact person is Wilman Wong, C.E.O.; and the telephone number is (604) 272-4118. The head office operations include corporate administration, corporate finance, human resources, sales and marketing, and investor relations. The Company maintains farms near Otterville in Ontario.

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

The Company’s principal capital expenditures incurred during 2008, 2007 and 2006 were $139,000, $61,000, and $232,000, respectively, which related to purchases of property, plant and equipment located in Canada.

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

On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan bearing interest at prime plus 1.5% per annum for three years from a Canadian chartered bank. The loan was fully repaid with the last payment being made in April 2008.

As at December 31, 2008, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, the Company has available a $2,500,000 (2007 - $5,000,000) revolving demand operating loan with a Canadian chartered bank that bears interest at bank prime rate plus 1.625% per annum. The loan availability will reduce to $2,000,000 effective June 1, 2009. As at December 31, 2008, $1,060,000 (2007 - $3,510,000, 2006 - $4,310,000) had been drawn under the operating loan.

On September 4, 2008, the Company secured a $2,000,000 non-revolving term loan from a Canadian chartered bank with an interest rate of prime plus 1.875% per annum. The loan is due in full upon the earlier of receipt of the proceeds from the sale of the Company's property near Kamloops, British Columbia or May 31, 2009. The loan is secured by the same property near Kamloops, British Columbia.

BUSINESS OVERVIEW

Ginseng Farming

There are two main types of ginseng recognised in the world. Asian or Korean ginseng (Panax ginseng C.A. Meyer), is a herb indigenous to the mountainous forests of eastern Asia. North American ginseng (Panax quinquefolius) is a woodland plant native to North America. Wild woodland ginseng has been harvested nearly to extinction in both Asia and North America and this has stimulated the demand for farm grown ginseng.

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

Historically, the Company has chosen to farm in two areas, British Columbia and Ontario. The arid interior of southern British Columbia is characterised by extremely dry air and frequent breezes that keep humidity in the gardens low and the leaves dry. This reduces the risk of leaf blights and root rots. Although southern Ontario has higher humidity and rainfall than southern British Columbia, the sandy tobacco land allows good drainage, resulting in exceptional growth rates and high quality root. Careful selection of farm sites and scrupulous attention to garden drainage and ventilation substantially reduces the Company's farming risks, while taking advantage of the excellent growing conditions. As described below, the Company’s ongoing problem in British Columbia with rusty roots, an aesthetic problem that decreases the perceived value of the root but does not affect its medicinal properties, led to the decision in 2005 to permanently discontinue planting in British Columbia The company is closing its British Columbia operations in 2009 after completing the final harvest in 2008.

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

As at December 31, 2008, the Company has under lease 473 acres and owns 270 acres of farmland of which 392 are under ginseng cultivation in Ontario. The southern region of Ontario has abundant farm land that could be used for ginseng farming and lease costs are relatively low. This availability is important because farm land is usually used for only one ginseng crop, the growing of which is generally believed to deplete the soil of nutrients necessary for a second successful ginseng crop.

Due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided in 2005 to stop planting in British Columbia and to close its British Columbia operations after the projected final harvest in 2008. The Company decided not to proceed with its 2007 planting due to temporary cash flow restraints but the Company did plant 109 acres in 2008. The Company does not anticipate significantly increasing its plantings in Ontario therefore the number of acres being harvested will decrease significantly now that the British Columbia operation has been closed.

Table No. 3
Ginseng Farming Operations

	New	Total		Harvest	Total
	Acreage	Acres Under	Acres	Yield in lbs	Harvest
Calendar	Planted	Cultivation	Harvested	Per Acre	in lbs
2008	109	392	350	2,824	988,456
2007	0	629	332	2,767	918,963
2006	40	966	311	2,576	801,662
2005	188	1,240	352	2,240	787,402
2004	460	1,431	240	2,116	506,626

2003	354	1,211	370	2,096	775,630
2002	304	1,284	359	2,666	956,996
2001	329	1,339	346	2,816	975,577
2000	289	1,356	366	2,612	957,431
1999	358	1,433	404	2,685	1,083,643

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

Marketing and Customers

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers. The marketing efforts to customers in Hong Kong and the Far East, primarily mainland China, are conducted through the Company’s wholly-owned subsidiary CNT HK. During the years ended December 31, 2008, 2007 and 2006, the Company had sales of approximately 87%, 89% and 79%, respectively, to its major customers located in Hong Kong. Although the Company believes that a limited number of customers will continue to represent a significant portion of its total revenue, the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply.

Transfer prices between all the companies in the group are determined based on estimated world market prices at the transaction dates. Market prices are established with reference to various ginseng brokers in Hong Kong and comparable sales to third parties.

Manufacturing/Processing

Canadian farming and processing operations, conducted through the Company’s wholly-owned subsidiary, CNT Farms., consist of farming, including cultivation, harvesting, washing and drying the root prior to export or sale to the local market. Substantially, all of the Company’s sales during 2008, 2007 and 2006 involved the sale of bulk root.

The industry as a whole has a limited supply of seed for new plantings. The supply of seeds comes from those picked each year from mature plants under cultivation. The seeds are living embryos that must be planted in the following year. Normal industry practice is to store the seed for only one year so its limited shelf life can cause some barriers for future planting.

Manufacturing and processing of value-added products in North America is contracted out to third party manufacturers through the Company’s wholly-owned subsidiary CNTN in Canada. Activities in recent years have consisted of a limited amount of sales of herbal health products to distributors in Canada

Canada and Foreign Sales/Assets

During 2008, the Company earned $1.2 million in sales in Canada, and $8.0 million in sales in the Far East.

During 2007, the Company earned $3.5 million in sales in Canada, and $4.1 million in sales in the Far East.

During 2006, the Company earned $1.3 million in sales in Canada, and $4.7 million in sales in the Far East.

As at December 31, 2008, 2007, and 2006, over 99% of the Company’s long lived assets were in Canada.

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

Staffing

As at December 31, 2008, the Company employed approximately 17 salaried full-time people in its operations world-wide. The Company may hire up to 100 persons for seasonal work in the ginseng farms and for production work in its processing facilities.

Seasonality

The Company’s business is highly seasonal, with harvesting and planting activities typically occur during the last two quarters of each year. Historically, fall harvests were sold primarily during the first two quarters of the subsequent year leading to significant seasonal variations in the volume of sales, inventory and crop costs.

ORGANIZATIONAL STRUCTURE

As at December 31, 2005, Road King, through its subsidiary Herb King International Limited, held about 77% of the Company’s issued and outstanding common shares and 100% of the Company’s issued and outstanding preferred shares. On September 1, 2006, Herb King exercised its right to convert 10,399,149 preferred shares of the Company into an equivalent number of common shares, thereby raising its holdings of the Company’s common shares to 84%. On December 7, 2006, Road King distributed its entire holding of the common shares of the Company to its shareholders by way of a special interim dividend. As a result of the distribution, Wai Kee Holdings Limited (“Wai Kee”) became the largest single shareholder of the Company and holds about 38% of the Company’s issued and outstanding common shares as at December 31, 2008, December 31, 2007 and December 31, 2006. Wai Kee is a Hong Kong based publicly traded company, with its core business in investment holdings.

As of December 31, 2008 the Company has the following wholly-owned subsidiaries:

a)

Chai-Na-Ta Farms Ltd. (“CNT Farms”)
incorporated on February 28, 1994 in British Columbia, Canada

b)

Chai-Na-Ta International Ltd. ("CNTI") (Inactive)
incorporated on January 18, 1994 in Barbados

c)

Chai-Na-Ta (Asia) Ltd. (“CNTA”) (Inactive)
incorporated on October 26, 1992 in Barbados

d)

CNT Nominees Limited. (Inactive)
incorporated on August 6, 1999 in the British Virgin Islands

e)

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

The Company holds 473 gross acres of farmland under lease in British Columbia and Ontario (Table No. 4) and owns 220 acres of farm land near Kamloops, British Columbia and a 50 acre farm near Otterville, Ontario. The Kamloops farm cultivates ginseng and is the location of the British Columbia office of CNT Farms. The Kamloops farm has been made available for sale and has been reclassified as an asset held for sale on the consolidated balance sheet. Beginning in 2004, all Ontario harvested roots have been processed in the new facilities, thereby reducing transportation and handling costs. Currently, 392 acres of the agricultural land held by the Company is under cultivation for the production of ginseng.

The Company will continue to plant in the growing regions in Ontario. However, due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided in the latter half of 2005 to stop planting in British Columbia and will close its British Columbia operations in 2009 after completing the final harvest in 2008. New seeding was 109 acres for 2008, 0 acres for 2007 and 40 acres for 2006. The Company does not anticipate planting additional acreage in Ontario to compensate for the discontinuation of planting in British Columbia. The Company believes that the current levels of leased and owned lands as well as the lands under cultivation are sufficient to meet the Company’s needs.

The Company cultivates ginseng primarily on leased land. Agricultural land is normally leased for a 5 year period and land rentals range from $300 - $400 per year per acre.

Table No. 4
Agricultural Land Leases

Name	Location	Gross Acreage	Expiration

Ash	Norwich, Ontario	44.5	12/31/2009
Ash	Norwich, Ontario	5.3	12/31/2010
Grim	Otterville, Ontario	77.5	12/31/2012
Maitz	Norwich, Ontario	38.0	12/31/2009
Maitz	Norwich, Ontario	40.0	12/31/2010
Pargauskas	Norwich, Ontario	48.7	12/31/2012
Pathy	Otterville, Ontario	67.0	12/31/2009
Pierssens	Norwich, Ontario	67.0	12/31/2008
River Ridge	Norwich, Ontario	85.0	12/31/2009
		473.0

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

OPERATING RESULTS

Fiscal year ended 12/31/2008 compared with year ended 12/31/2007

Revenue increased 22% to $9,232,000 in 2008 from $7,561,000 in 2007. The Company’s average selling price increased to $9.50 per pound in 2008 compared to $8.20 per pound in 2007. The Company also saw an increase of 10% in the volume of sales in 2008 compared to 2007. In 2008, there was a greater percentage of higher quality roots sold compared to 2007 and sales prices improved slightly which resulted in a higher average selling price. Ginseng prices remained at low levels but maintained their stability during most of 2008; however there was a significant decrease at the end of 2008 as global economic conditions deteriorated. The Company expects that there will be an increase in the number of pounds of root sold in 2009 due to the larger harvest in 2008 but expects a corresponding decrease in the average sales price.

Cost of goods sold was 129% of sales revenue in 2008 compared to 134% in 2007 as ginseng root sales in both years were made after the inventory had been written down to its net realizable value in the previous year resulting in a minimal margin on inventory sales. The impairment in the value of inventory and ginseng crops to their estimated net realizable value are accounted for as a part of cost of goods sold which has caused cost of goods sold to be in excess of revenue. The Company harvested 988,456 pounds of root in 2008, an increase of 8% from 918,963 pounds in 2007. The Company harvested 350 acres in British Columbia and Ontario, with an average yield of 2,824 pounds per acre. In 2007, the Company harvested 332 acres with an average yield of 2,767 pounds per acre. The Company achieved a higher yield for the fifth consecutive year in 2008 due to continual improvement in farming techniques and crop management. The Company harvested 14 acres of three-year-old root in 2008 compared to 56 acres in 2007. The Company’s production cost was $12 per pound in both 2008 and 2007.

The Company recorded a write-down on its 2008 harvest inventory of $2,498,000 for the year ended December 31, 2008 to reduce their carrying value to their net realizable value. The net realizable value of the inventory was estimated based on purchase commitments received for inventory on hand. This write-down includes $1,500,000 which was recorded in the third quarter of 2008 and a further $998,000 in the fourth quarter as the expected net realizable value of the 2008 harvest inventory decreased as global economic conditions deteriorated.  Because of the historic low prices in 2008, a $500,000 write-down  was  recorded  on the expected 2009 harvest. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices.

For the year ended December 31, 2007, the Company recorded a write-down of $1,450,000 on ginseng crops to reduce their carrying value to their net realizable value. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices. During the three months ended June 30, 2007, the Company recorded a write-down on inventory of $1,285,000. This inventory was being held by the Company to fulfill a contract with a Canadian customer for a predetermined minimum quantity at a fixed price. The contract expired and the customer did not order the predetermined minimum quantity. Due to the uncertainty of the Company's ability to receive the contracted amount, a write-down was recorded to reduce the carrying value of the inventory to its estimated net realizable value instead of the predetermined contract price.

For the year ended December 31, 2006, the Company recorded a write-down on inventory of $2,901,000. The net realizable value of the inventory was estimated based on purchase commitments received for inventory on hand. The Company recorded a write-down of $2,700,000 on ginseng crops for the year ended December 31, 2006 to reduce their carrying value to their net realizable value. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices. The Company also recorded a write-down of inventory, raw materials and supplies for its value-added products of $38,000 during the year ended December 31, 2006.

Gross loss was 29% of sales revenue in 2008 compared to 34% in 2007 due to the ginseng root sales in both years being made after the inventory had been written down to its net realizable value in the previous year and due to the write-downs on inventory and ginseng crops.

Selling, general and administrative expenses totalled $969,000, in 2008, a 9% decrease from the $1,068,000 in 2007. The decrease was primarily due to the overhead cost saving measures enacted by management.

Interest on short-term debt decreased to $144,000 in 2008 from $160,000 in 2007. The decrease in interest on short-term debt is primarily due to decreases in the Canadian lending rates during the last half of 2008.

Interest on long-term debt decreased to $426,000 in 2008 from $635,000 in 2007. The decrease in interest on long-term debt is primarily due to decreases in the HIBOR and LIBOR lending rates throughout 2008.

The Company had other non-operating losses of $446,000 for the year ended December 31, 2008 which included $769,000 in foreign exchanges losses, $256,000 in gains on the disposal of property, plant and equipment, $64,000 in government supplement payments net of participating fees and miscellaneous non-operating income of $3,000. For the year ended December 31, 2007, the Company had other non-operating income of $1,101,000 which included $638,000 in foreign exchanges gains, $474,000 in gains on the disposal of property, plant and equipment and miscellaneous non-operating losses of $11,000.

In 2008, the Company incurred a net loss of $4,670,000, or $0.13 basic and diluted loss per share, compared to the 2007 net loss of $3,329,000, or $0.10 basic and diluted loss per share. The net loss in 2008 was largely a result of the minimal gross margin achieved on the sale of ginseng, the write-downs on inventory and crop costs and foreign exchange losses.

In order to conform Canadian GAAP to U.S. GAAP, the net loss would be decreased by $4,000 for the year ended December 31, 2008 and net loss decreased by $12,000 for the year ended December 31, 2007 reflecting the differences in the accounting for interest, financial instruments and write-downs of inventory. As a result of these adjustments, the net loss under U.S. GAAP would have been $4,666,000 for the year ended December 31, 2008and the net loss would have been $3,317,000 for the year ended December 31, 2007. Basic and diluted loss per share under U.S.GAAP would have been $0.13 for the year ended December 31, 2007 compared to basic and diluted loss per share of $0.10 for the year ended December 31, 2007.

Fiscal year ended 12/31/2007 compared with year ended 12/31/2006

Revenue increased 28% to $7,562,000 in 2007 from $5,928,000 in 2006. The Company’s average selling price increased to $8 per pound in 2007, compared to $6 per pound in 2006, which offset a 9% decrease in the volume of ginseng roots sold during the year. In 2007, there was a greater percentage of higher quality roots sold compared to 2006 and sales prices improved slightly which resulted in a higher average selling price. Ginseng prices remained at low levels but have maintained stability in 2007 despite the continued strengthening of the Canadian dollar compared to the Hong Kong and Chinese currencies. The Company expects that both the average selling price and the volume of sales will increase moderately in 2008.

Cost of goods sold was 134% of sales revenue in 2007 and 193% of sales revenue in 2006 as ginseng root sales in both years were made after the inventory had been written down to its net realizable value in the previous year. The impairment in the value of inventory and ginseng crops to their estimated net realizable value are accounted for as a part of cost of goods sold which has caused cost of goods sold to be in excess of revenue. The Company harvested 918,963 pounds of root in 2007, an increase of 15% from 801,662 pounds in 2006. The Company harvested 332 acres in British Columbia and Ontario, with an average yield of 2,767 pounds per acre. In 2006, the Company harvested 311 acres with an average yield of 2,576 pounds per acre. The higher yield in 2007 was due to an improvement in farming techniques and crop management. The Company harvested about the same number of acres of three-year-old root as was harvested in 2006. The Company’s production cost per pound decreased to $12 per pound in 2007 compared to $13 in 2006 as a result of both an increase in yield and a decrease in costs on a per acre basis in 2007 compared to 2006.

Gross loss was 34% of sales revenue in 2007 and 93% in 2006 due to the ginseng root sales in both years being made after the inventory had been written down to its net realizable value in the previous year year and due to the write-downs on inventory and ginseng crops..

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

During the three months ended June 30, 2007, the Company recorded a write-down on inventory of $1,286,000. This inventory was being held by the Company to fulfill a contract with a Canadian customer for a predetermined minimum quantity at a fixed price. The contract has expired and the customer did not order the predetermined minimum quantity and the Company has been unable to negotiate an acceptable subsequent agreement. The Company intends to pursue all possible options, including legal action, to ensure receipt of the contracted amount for this inventory. However, due to the uncertainty of the Company's ability to receive the contracted amount, a write-down has been recorded to reduce the carrying value of the inventory to its estimated net realizable value instead of the predetermined contract price.

Due to the continued low selling price of low grade ginseng, the Company recorded a write-down of inventory of $2,901,000 for the year ended December 31, 2006 to reduce the carrying value of the inventory to its estimated net realizable value. This amount includes a $235,000 write-down of 2005 inventory realized in the second quarter of 2006 and a $2,666,000 write-down on 2006 inventory that was realized upon the completion of the 2006 harvest. The net realizable value of the inventory was estimated based on purchase commitments received for inventory on hand.

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

The Company also recorded a write-down of inventory, raw materials and supplies for its value-added products of $38,000 during the year ended December 31, 2006.

Selling, general and administrative expenses totalled $1,068,000 in 2007, a 12% decrease from the $1,220,000 in expenses in 2006. The decrease was primarily due to a reduction in management, selling and administrative staff and the resulting savings in salaries and related employment costs.

Interest on short-term debt decreased to $160,000 in 2007 from $384,000 in 2006. The decrease in interest on short-term debt in 2007 is due to the Company receiving the proceeds from its sales earlier in 2007 compared to 2006 thus enabling the Company to reduce its operating loan balance earlier in the year.

Interest on long-term debt increased to $634,000 in 2007 from $317,000 in 2006. The increase in interest on long-term debt in 2007 is due to the HK$54,700,000 four year non-revolving term loan facility from More Growth Finance Limited (“More Growth”), a company formerly under common control, that was agreed to on August 18, 2006. This loan was outstanding for the all of 2007 while only outstanding for a portion of 2006.

The Company had other non-operating income of $1,101,000 for the year ended December 31, 2007 which included $638,000 in foreign exchanges gains, $474,000 in gains on the disposal of property, plant and equipment and other non-operating losses of $11,000. The Company recorded other losses of $144,000 for the year ended December 31, 2006. This amount included $154,000 in foreign exchange losses as well as $10,000 of interest and miscellaneous income.

In 2007, the Company incurred a net loss of $3,329,000, or $0.10 basic and diluted loss per share, compared to the 2006 net loss of $9,461,000, or $0.27 basic and diluted loss per share. The net loss in 2007 was largely a result of the minimal gross margin achieved on the sale of ginseng and the write-downs on inventory and crop costs.

In order to conform Canadian GAAP to U.S. GAAP, the net loss would be decreased by $11,000 for the year ended December 31, 2007 and net loss decreased by $22,000 for the year ended December 31, 2006 reflecting the differences in the accounting for interest, financial instruments and write-down of inventory and related future income taxes. As a result of these adjustments, the net loss under U.S. GAAP would have been $3,317,000 for the year ended December 31, 2007 and the net loss would have been $9,439,000 for the year ended December 31, 2006. Basic and diluted loss per share under U.S.GAAP would have been $0.10 for the year ended December 31, 2007 compared to basic and diluted loss per share of $0.27 for the year ended December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal year ended 12/31/2008 compared with year ended 12/31/2007

In 2008, the cash surplus from operations was $303,000 compared to $504,000 in 2007. The Company’s cash as at December 31, 2008 was $192,000 compared to a balance of $307,000 at December 31, 2007, a decrease of $115,000.  The decrease in cash from  operations  in  2008  was  due  to  the  Company  paying  interest  that  had accrued since August 2006 on its term loan and due to having more sales near the end of the year thus resulting in a higher accounts receivable balance at December 31, 2008. Crop cost expenditures decreased slightly from $6,277,000 in 2007 to $6,094,000 in 2008 as savings from a reduced acreage in British Columbia were partially offset by the costs of planting new acres in Ontario.

The working capital position of the Company at December 31, 2008 was a surplus of $5,456,000 compared to a surplus of $7,423,000 at December 31, 2007. The decrease in working capital is primarily due the reduction in ginseng crops as the Company has harvested all of its crops in British Columbia.

The Company had drawn $1,060,000 of the available $2,500,000 revolving demand operating loan, with an interest rate of prime plus 1.625% per annum, with a Canadian chartered bank as of December 31, 2008. The loan availability will reduce to $2,000,000 effective June 1, 2009. The Company had also fully drawn a $2,000,000 term loan, with an interest rate of prime plus 1.875% per annum, with the same Canadian chartered bank as at December 31, 2008. The loan is due in full upon the earlier of receipt of the proceeds from the sale of the Company's property near Kamloops, British Columbia or May 31, 2009. The loan is secured by the same property near Kamloops, British Columbia. The Company incurred interest of $144,000 on these loans for the year which has been included in interest on short-term debt on the statement of operations.

As of December 31, 2008, the Company had received $2,454,000 in deposits from customers. These deposits are primarily on orders that should be fulfilled in the first half of 2009.

On August 18, 2006, the Company established a four year term loan facility of HKD54,700,000 (approximately $8.0 million) from More Growth Finance Limited (“More Growth”), a company formerly under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance already existing shorter-term loan facilities with More Growth and to finance the general working capital requirements of the Company. The Company has fully drawn the loan facility. For the year ended December 31, 2008, the Company incurred $425,000 of interest which has been included in interest on long-term debt on the statement of operations.

Capital expenditures of $94,000 during 2008 were mainly for the purchase of equipment and vehicles in Ontario. Proceeds from the disposition of excess farming equipment, vehicles, irrigation equipment and hardware used to shade the ginseng gardens totalled $300,000.

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

As at December 31, 2008, the Company had the contractual obligations and commercial commitments outlined in the chart below:

Table No. 5
Contractual Obligations

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-term Debt (1)	$9,339,000	$476,000	$8,855,000	$8,000	$0
Bank Indebtedness (2)	$2,000,000	$2,000,000	$0	$0	$0
Operating Leases (3)	$224,000	$96,000	$117,000	$11,000	$0
Agricultural Land Leases (4)	$339,000	$163,000	$117,000	$59,000	$0
Total Contractual Obligations	$11,902,000	$2,735,000	$9,089,000	$78,000	$0

(1)

Long-term debt includes the term loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) and various equipment purchase loans at interest rates up to 8.75% per annum. Long-term debt also includes accrued interest and estimated future interest payments on long-term debt.

(2)

Bank indebtedness includes the term loan from a Canadian chartered bank with an interest rate of prime plus 1.875% per annum, due May 31, 2009.

(3)

Operating leases comprise of the Company’s long-term leases of equipment, office facilities and vehicles.

(4)

Agricultural land leases comprise of the Company’s land rentals in Ontario for the cultivation of ginseng.

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

The Company has no significant purchase obligations as at December 31, 2008.

Fiscal year ended 12/31/2007 compared with year ended 12/31/2006

In 2007, the cash surplus from operations was $504,000 compared to a cash deficit of $2,113,000 in 2006. The Company’s cash as at December 31, 2007 was $307,000 compared to a balance of $484,000 at December 31, 2006, a decrease of $177,000. The increase in cash from operations in 2007 was due to a decrease in the amount spent on current and long-term ginseng crops as a result of fewer acres being maintained and due to an increase in the amount of customer deposits received at year end.

The working capital position of the Company at December 31, 2007 was a surplus of $7,423,000 compared to a surplus of $7,526,000 at December 31, 2006.

Current and non-current crop cost expenditures before depreciation and interest totalled $6,280,000 for the year ended December 31, 2007 as compared to $7,079,000 in 2006. The decrease in expenditures was due to savings from reduced plantings in 2007 compared to 2006.

The Company had drawn $3,510,000 of the available $5,000,000 revolving demand operating loan with a Canadian chartered bank as of December 31, 2007. The Company incurred interest of $160,329 on the demand loan for the year which has been included in interest on short-term debt on the statement of operations.

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance already existing shorter-term loan facilities with More Growth and to finance the general working capital requirements of the Company. The Company has fully drawn the loan facility. For the year ended December 31, 2007, the Company incurred $626,000 of interest which has been included in interest on long-term debt on the statement of operations and which remains accrued as at December 31, 2007.

Capital expenditures of $61,000 during 2007 were mainly for the purchase of equipment in Ontario. Proceeds from the disposition of excess farming equipment, vehicles, irrigation equipment and hardware used to shade the ginseng gardens totalled $488,000.

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

RECENT ACCOUNTING PRONOUNCEMENTS

Pronouncements from the United States

Business Combinations

In December 2007, the FASB issued Statement No. 141 (Revised), “Business Combinations ” which replaces FASB Statement No. 141 “Business Combinations”. The Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of the revisions to Statement No. 141 to have a material impact on the Company’s consolidated financial statements.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest  in  a  subsidiary  and  for  the  deconsolidation  of  a  subsidiary.  It  clarifies that  a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This Statement applies prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company does not expect the adoption of Statement No. 160 to have a material impact on the Company’s consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” which includes an amendment to FASB Statement No. 133. This Statement enhances the disclosure requirements of derivative instruments and hedging activities but and is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2008. The Company is already required to disclose information about all of its financial instruments, not just derivative instruments and hedging activities, in accordance with Canadian GAAP and as so the Company does not believe that the adoption of Statement No. 161 will have a significant impact on its consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement is effective 60 days following SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company does not expect the adoption of Statement No. 162 to have a material impact on the Company’s consolidated financial statements.

Pronouncements from Canada

Effective January 1, 2008, the Company adopted various accounting standards relating to financial statement presentation, capital disclosures, inventories and financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”). These changes are fully described in Note 3(m) of the consolidated financial statements.

Goodwill and Intangible Assets

On January 1, 2009, the Company will be required to adopt CICA Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Future change in accounting policies

In April 2008, the Canadian Accounting Standards Board confirmed that on January 1, 2011 Canadian GAAP will be replaced by International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. Effective March 2008, the Securities and Exchange Commission ruled that it will accept financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP for financial years ending after November 15, 2007. As such, the Company does not expect that it will be reconciling to U.S. GAAP upon its conversion to IFRS on January 1, 2011. Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and result of operations.

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

	Table No. 6
	Directors
		Date First
Name	Age	Elected

Dr. Eric Littley (2)	54	June, 2001
Peter Leung (1) (2)	49	August, 2001
Steven Hsieh (1)	54	February, 2002
Wilman Wong (2)	53	November, 2005
Derek Zen	56	November, 2006
Brent Lau (1)	48	November, 2006

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

Officers

Table No. 7 lists as of February 28, 2009 the names of all of the Executive Officers of the Company. The Executive Officers are elected annually by the Directors following the Annual General Meeting and serve until the earlier of their resignation or termination with or without cause by the Directors. Each Executive Officer has continuously served in his respective position from the date indicated in Table No. 7 unless otherwise indicated in his resume data following Table No.7.

Table No. 7
Executive Officers

Name	Age	Title	Date First Affiliated

Wilman Wong	53	CEO & Corporate Secretary	June, 2000
Terry Luck	32	CFO	July, 2000

Mr. Wilman Wong, Chief Executive Officer/Corporate Secretary, and an Officer of the Company, is a resident of British Columbia, Canada. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Institute of Certified Public Accountants. Mr. Wong has over 20 years experience in auditing, taxation, secretarial and financial management. Mr. Wong was appointed to the position of Chief Executive Officer in May 2007.

Mr. Terry Luck, Chief Financial Officer, and an Officer of the Company, is a resident of British Columbia, Canada. Mr. Luck is a Certified General Accountant with over ten years of experience in accounting, treasury, financial management and taxation.

There are no arrangements or understanding between any two or more Directors or Executive Officers.

COMPENSATION

The Company has a standard arrangement for compensating its Directors for their service in their capacity as Directors. In addition, Directors may be granted stock options. Directors received compensation during the year ended December 31, 2008, for their services as a Director including committee participation and/or special assignments as described below.

The Company also grants stock options to Executive Officers and employees from time to time.

Table No. 8 lists the compensation during the year ended December 31, 2008, for Executive Officers and Directors.

Table No. 8
Director/Officer Compensation
Year Ended December 31, 2008

	Base	Option Exercise	Total
Officer/Director	Salary	Net Market Value	Compensation

Wilman Wong	$123,162	$0	$123,162
Terry Luck	87,330	0	87,330
Other Directors	26,750	0	26,750
Total	$237,242	$0	$237,242

Option Exercise Net Market Value is computed by subtracting the cost of exercising the stock option from the market value of the respective shares of common stock on the date of exercise. There were no stock options granted to officers/directors as at December 31, 2008.

No funds were set aside or accrued by the Company during the year ended December 31, 2008 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has entered into contractual agreements with the Executive Officers that will provide specific compensation in the event that the executive is terminated without cause. The executive will be entitled to three months written notice or equivalent severance pay in lieu of notice plus one month’s salary per full or partial fiscal year of employment. These payments are contingent on the executive accepting a one-year non-competition agreement as well as a non-disclosure agreement. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in the year ended December 31, 2008 to compensate such officers in the event of termination of employment as a result of termination with cause, retirement, or a change of responsibilities following a change of control.

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

EMPLOYEES

During fiscal 2008, the Company employed 19 persons on a full time basis and 156 persons on an hourly basis.

During fiscal 2007, the Company employed 23 persons on a full time basis and 122 persons on an hourly basis.

During fiscal 2006, the Company employed 25 persons on a full time basis and 170 persons on an hourly basis.

The Company is not a party to any material labour contract or collective bargaining agreement.

SHARE OWNERSHIP

Table No. 9 lists the share ownership in the Company by the Executive Officers and Directors as at February 28, 2009.

Table No. 9
Share Ownership of Directors/Officers as at February 28, 2009

Officer/Director	Title	Approximate Number of Shares
Derek Zen	Director	(1)
Wilman Wong	CEO/Corporate Secretary	-
Terry Luck	CFO	-
Other Directors		2,000

(1) 10,047,236 and 3,168,000 common shares of the Company are owned by ZWP Investments Limited and Groove Trading Limited, respectively, of which Derek Zen is a Director. Derek Zen holds 253,728 common shares of the Company.

STOCK OPTIONS

The Company has a total of 785,000 shares reserved for issue under the Plan. As of February 28, 2009, no options to purchase shares were outstanding while 159,268 options remain available for issuance under the Plan.

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

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The Company is a publicly owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. As of December 31, 2008 (latest record date), the following persons and/or companies held 5% or more beneficial interest in the Company's outstanding common stock.

ZWP Investments Limited (1)	10,047,236 (28.96%) common shares
Groove Trading Limited (1)	3,168,000 (9.13%) common shares
Hover Limited	7,011,318 (20.21%) common shares

(1) ZWP Investments Limited and Groove Trading Limited are subsidiaries of Wai Kee.

The authorized capital of the Company consists of an unlimited number of shares of common stock without par value of which 34,698,157 were issued/outstanding as of December 31, 2008 and 21 million Series 1 non-voting, non-cumulative preferred shares convertible into common shares on a 1:1 basis of which none were issued/outstanding at December 31, 2008.

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

The Company pays management fees to Wai Kee Holdings Limited for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. Wai Kee is a Hong Kong based publicly traded company which owns 38% of the shares of the Company and has a director in common with the Company. The Company paid management fees of $103,000 for the year ended December 31, 2008 (2007 - $102,000) of which $20,000 remains outstanding as at December 31, 2008 (2007 - $14,000) and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

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

Toronto Stock Exchange Stock High/Low Prices
(CDN Dollars)

Year
Ended	High	Low

12/31/2008	N/A	N/A
12/31/2007	N/A	N/A
12/31/2006	N/A	N/A
12/31/2005	$0.68	$0.21
12/31/2004	1.43	0.50

The following tables set forth the high/low prices on NASDAQ OTC Bulletin Board for shares of the Company's common stock for each of the last five years, each of the quarters in the two most recently completed financial years and monthly for each of the most recent six months.

NASDAQ Stock High/Low Prices
(US Dollars)

Year
Ended	High	Low

NASDAQ OTCBB:

12/31/2008	$0.05	$0.01
12/31/2007	0.12	0.02
12/31/2006	0.20	0.03
12/31/2005	0.50	0.11
12/31/2004	1.24	0.38

Quarter
Ended	High	Low

NASDAQ OTCBB:

12/31/2008	0.03	0.01
09/30/2008	0.03	0.01
06/30/2008	0.04	0.02
03/31/2008	0.05	0.01

12/31/2007	0.08	0.02
09/30/2007	0.04	0.03
06/30/2007	0.05	0.03
03/31/2007	0.12	0.03

Month
Ended	High	Low

02/28/2009	0.01	0.01
01/31/2009	0.02	0.01

12/31/2008	0.03	0.01
11/30/2008	0.01	0.01
10/31/2008	0.01	0.01
09/30/2008	0.03	0.01

The Company's common stock is issued in registered form and the following information is taken from the records of Computershare located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

On February 28, 2009, the shareholders' list for the Company's common stock showed 1,402 registered shareholders and depositories with 34,698,157 shares outstanding of which 5% are held in Canada, 31% in the United States and 64% are held internationally. Based upon the number of proxy statements and annual reports requested by shareholders and brokers for the Company's last annual shareholders' meeting and other research, the Company believes it has in excess of 3,000 beneficial owners of its common stock.

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

The Company’s revenues and earnings are also impacted by the world price of ginseng root which is determined by reference to a number of factors including the supply and demand for North American ginseng root, negotiations between buyer and seller, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currency used by the Company’s customers. A percentage change in the market price of ginseng root will tend to have a corresponding impact on the revenues reported by the Company. An increase in the selling price by $1 per pound will increase the Company’s net earnings by approximately $988,000 (based on the 2008 harvest of 988,456 pounds) and a decrease in the selling price by $1 per pound would have an equally negative impact on net earnings.

The interest income from cash and cash equivalents and the interest expense from borrowings under credit facilities are subject to interest rate changes and therefore interest income and interest expense will fluctuate directly with changes in interest rates and the amount of cash and cash equivalents and borrowing outstanding at any given time. A decrease in interest rates of 1% will increase the Company’s net earnings by approximately $116,000 (based on bank indebtedness and long-term debt of approximately $11.6 million as at December 31, 2008) and a decrease in interest rates of 1% would have an equally negative impact on net earnings.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T

  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, being the year ended December 31, 2008. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2008 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission (“SEC”) rules and forms.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) or 15d-15(f)). This internal control system was designated to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management,  with the participation of the Chief Executive Officer and Chief Financial Officer conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the management has concluded that the Company’s internal control over financial reporting as of December 31, 2008 is effective.

Management notes that, while they believe the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Changes in Internal Control over Financial Reporting

During the reporting period, the Company enhanced its disclosure controls and procedures as a result of the deficiency identified in disclosing the Company’s internal control over financial reporting in the Form 20-F for the period ended December 31, 2007. These measures include among other matters adding certain review and analytical procedures and improving the information flow associated with changes to the disclosure requirements.

Other than the above mentioned item, there are no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonable likely to material affect, the Company’s internal control over financial reporting.

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

                    Unit 100 – 12051 Horseshoe Way,

                    Richmond, British Columbia V7A 4V4

By e-mail to:  info@chainata.com

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP acts as the Company’s principal independent auditors for the years ended December 31, 2008 and 2007. The following table discloses the aggregate fees billed for professional services rendered by Deloitte & Touche LLP for the years ended December 31, 2008 and 2007.

	2008	2007
	CDN’000	CDN’000
Audit Fees (1)	101	126
Audit -related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	101	126

(1)

Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements and fees billed for reviews of interim financial statements as well as fees billed for services relating to the review of documents filed with the SEC up to February 28, 2009.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors, approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work with the Chairman of the Audit Committee deems as necessary and will notify other members of the Audit Committee of such non-audit work.

ITEM 16D

  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E

  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17

FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in footnotes to the audited consolidated financial statements. The value of the U.S. dollar in relationship to the Canadian dollar was approximately 1.22 as of December 31, 2008.

Audited Consolidated Financial Statements and Financial Statement Schedules:

Report of Independent Registered Chartered Accountants, dated March 10, 2009

Consolidated Balance Sheets as at December 31, 2008 and December 31, 2007

Consolidated Statements of Operations and Deficit for the years ended December 31, 2008, December 31, 2007 and December 31, 2006.

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2008, December 31, 2007 and December 31, 2006.

Consolidated Statements of Accumulated Other Comprehensive Loss for the years ended December 31, 2008, December 31, 2007 and December 31, 2006.

Consolidated Statements of Cash Flows for the years ended December 31, 2008, December 31, 2007 and December 31, 2006.

Consolidated Statements of Crop Costs for the years ended December 31, 2008, December 31, 2007 and December 31, 2006.

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

Dated: March 27, 2009

Report of Independent Registered Chartered Accountants

and Consolidated Financial Statements

CHAI-NA-TA CORP.

(Stated in Canadian dollars)

DECEMBER 31, 2008, 2007 AND 2006

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada

Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors of Chai-Na-Ta Corp.

We have audited the consolidated balance sheets of Chai-Na-Ta Corp. as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income, cash flows and crop costs for each of the years in the three year period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Chai-Na-Ta Corp. as at December 31, 2008 and 2007 and the results of its operations, its cash flows and its crop costs for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

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

On March 10, 2009, we reported separately to the shareholders of Chai-Na-Ta Corp. on our audits, conducted in accordance with Canadian generally accepted auditing standards, on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Independent Registered Chartered Accountants

March 10, 2009

Comments by Independent Registered Chartered Accountants on Canada-United States of America reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  The standards of the Public Company Accounting Oversight Board (United States) also require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 (m) to the financial statements relating to the adoption of Canadian Institute of Chartered Accountants Handbook Sections 3031, “Inventories”, 3862, “Financial Instruments - Disclosure”, 3863, “Financial Instruments - Presentation”, 1400, “General Standards of Financial Statement Presentation”, and 1535 “Capital Disclosures”.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors dated March 10, 2009  is expressed in accordance with Canadian reporting standards which do not permit or require references to such conditions and events and to such changes in accounting principles in the auditors’ report when these are properly accounted for and adequately disclosed in the consolidated financial statements.

Independent Registered Chartered Accountants

Vancouver, Canada

March 10, 2009

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Stated in thousands of Canadian Dollars)

As at December 31	2008	2007
ASSETS
Current assets
Cash	$192	$307
Accounts receivable and other assets	710	56
Inventory (Note 12)	7,928	8,735
Ginseng crops (Notes 4 and 12)	2,722	5,678
Prepaid expenses	64	45
	11,616	14,821

Ginseng crops (Notes 4 and 12)	4,764	5,717
Prepaid expenses	49	-
Assets held for sale (Note 5)	1,783	1,280
Property, plant and equipment (Note 6)	2,678	3,795
	$20,890	$25,613
LIABILITIES
Current liabilities
Bank indebtedness (Note 7)	$3,060	$3,510
Accounts payable and accrued liabilities	604	1,348
Customer deposits (Note 8)	2,454	2,388
Current portion of long-term debt (Note 9)	42	152
	6,160	7,398

Long-term debt (Note 9)	8,619	6,973
Total liabilities	14,779	14,371
SHAREHOLDERS' EQUITY
Share capital (Note 10)	38,246	38,246

Contributed surplus (Note 10)	338	338

Accumulated other comprehensive income	442	903
Deficit	(32,915)	(28,245)
	(32,473)	(27,342)

Total equity	6,111	11,242
	$20,890	$25,613

Going concern (Note 1)
Commitments, contingencies and guarantees (Note 15)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

“DEREK ZEN”	“WILMAN WONG”
Chairman	Chief Executive Officer

CHAI-NA-TA CORP.
Consolidated Statements of Operations and Deficit
(Stated in thousands of Canadian Dollars except per share amounts)

Years ended December 31	2008	2007	2006

Revenue	$9,232	$7,561	$5,928

Cost of goods sold
Cost of inventory sold	8,826	7,323	5,785
Shipping and handling fees	93	70	45
Write-down of inventory and ginseng crops (Notes 3(m) & 12)	2,998	2,735	5,639
	11,917	10,128	11,469

Gross loss	(2,685)	(2,567)	(5,541)

Selling, general and administrative expenses	969	1,068	1,220
Interest on short-term debt (Note 7)	144	160	384
Interest on long-term debt (Note 9)	426	635	317
	1,539	1,863	1,921

Operating loss	(4,224)	(4,430)	(7,462)

Other income (loss) (Note 13)	(446)	1,101	(144)

Loss before income taxes	(4,670)	(3,329)	(7,606)

Provision for income taxes (Note 14)	-	-	1,855

NET LOSS	(4,670)	(3,329)	(9,461)

Deficit, beginning of year	(28,245)	(24,916)	(15,455)

DEFICIT, END OF YEAR	$(32,915)	$(28,245)	$(24,916)

Basic and diluted loss per share (Note 3(i))	$(0.13)	$(0.10)	$(0.27)

Weighted average number of common shares used
to calculate basic and diluted loss per share (in thousands)	34,698	34,698	34,698

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Comprehensive Loss
(Stated in thousands of Canadian Dollars)

Years ended December 31	2008	2007	2006

Net loss	$(4,670)	$(3,329)	$(9,461)

Other comprehensive (loss) income:
Adjustments as a result of foreign exchange translation
of self-sustaining subsidiaries	(460)	312	5

Comprehensive loss	$(5,130)	$(3,017)	$(9,456)

CHAI-NA-TA CORP.
Consolidated Statements of Accumulated Other Comprehensive Income
(Stated in thousands of Canadian Dollars)

Years ended December 31	2008	2007	2006

Balance, beginning of year	$902	$590	$585

Other comprehensive (loss) income	(460)	312	5

Balance, end of year	$442	$902	$590

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian Dollars)

Years ended December 31	2008	2007	2006

Net inflow (outflow) of cash related to the following activities:

Operating Activities
Net loss	$(4,670)	$(3,329)	$(9,461)
Items included in net loss not affecting cash (Note 18(a))	12,081	8,701	13,414
Changes in non-cash operating assets and liabilities (Note 18(b))	(1,014)	1,409	976
Crop cost expenditures	(6,094)	(6,277)	(7,042)
	303	504	(2,113)

Financing Activities
Bank indebtedness	(450)	(800)	(2,090)
Long-term borrowings	-	-	7,842

Repayment of long-term debt	(155)	(299)	(4,569)
	(605)	(1,099)	1,183

Investing Activities
Purchase of property, plant and equipment	(94)	(61)	(212)
Proceeds from disposition of property, plant and equipment	300	488	29
Cash outlays included in assets held for sale	(27)	(5)	-
Proceeds from disposition of assets held for sale	-	-	1,555
	179	422	1,372

Effect of exchange rate changes on cash	8	(4)	-

Net increase (decrease) in cash	(115)	(177)	442

Cash, beginning of year	307	484	42

Cash, end of year	$192	$307	$484

Supplemental information:

Other cash flows:
Interest paid	$1,289	$254	$538

Non-cash investing and financing activities:
Property, plant and equipment purchases financed
through equipment purchase loan agreements	$45	$-	$19

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Crop Costs
(Stated in thousands of Canadian Dollars)

Years ended December 31	2008	2007	2006

Depreciation	$592	$888	$981
Farm equipment operating costs	556	532	575
Interest on long-term debt	5	6	10
Land rental costs	368	548	702
Mulch and fertilizer	1,499	1,470	1,666
Office and insurance costs	166	168	172
Plant science	7	11	18
Salaries and wages	2,858	2,948	3,231
Seed	68	107	151
Small tools and supplies	36	45	42
Warehouse and dryer operations	534	452	522
	6,689	7,175	8,070

Balance, beginning of year	11,395	14,519	19,348
	18,084	21,694	27,418

Less:
Cost of crop harvested	10,233	8,603	10,199
Cost of seeds sold and available for sale	-	111	-
Crop costs reallocated to assets held for sale	(135)	135	-
Write-down of ginseng crops (Note 12)	500	1,450	2,700
Balance, end of year	7,486	11,395	14,519

Less: current portion	2,722	5,678	5,214
	$4,764	$5,717	$9,305

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

1.

GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced a loss of $4,670,000 for the year ended December 31, 2008 due to the low selling price of ginseng and has an accumulated deficit of $32,915,000 as at December 31, 2008. The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company formerly under common control. The term loan from the company formerly under common control in the amount of $8,587,000 is due on August 18, 2010. The Company is currently considering alternative sources of financing and requesting an extension of the loan maturity date. There can be no assurances that the Company will be able to refinance or repay the loan on its current due date. If the Company cannot make such arrangements, the Company may realize its assets and settle its liabilities at amounts different from the carrying values.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations, obtaining new sources of debt or restructuring existing debt and the continued financial support of its creditors. These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

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

The Company is publicly traded with no single shareholder holding a majority of the Company’s common shares. The largest shareholder of the Company is Wai Kee Holdings Limited (“Wai Kee”), a publicly traded Hong Kong based company, which owns 38% of the shares of the Company.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements, expressed in thousands of Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reflect the following significant accounting policies:

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

(a)

Basis of presentation

These consolidated financial statements include the accounts of the Company and those of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

At December 31, 2008, the Company's effective ownership interests in these companies were as follows:

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

(c)

Financial instruments

The Company has designated its cash, bank indebtedness and foreign exchange contracts as held-for-trading, which are measure at fair market value with changes in fair value recorded in earnings. Accounts receivable are classified as loans and receivable which are measured at amortized cost. Accounts payable, accrued liabilities and long-term debt are classified as other liabilities, which are measured at amortized cost.

(d)

Cash

Cash consists of cash on hand and deposits in banks.

(e)

Inventory

Inventory is valued at the lower of average cost and estimated net realizable value.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

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

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

(h)

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

(i)

Loss per common share

Basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of common shares by including other common share equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

A reconciliation of net loss per common share and the weighted average shares used in the earnings per share calculations for fiscal 2008, 2007 and 2006 is as follows:

		Thousands of
	Net Loss	Shares	Loss
	(numerator)	(denominator)	Per Share
2008
Basic and Diluted	$(4,670)	34,698	$(0.13)

2007
Basic and Diluted	$(3,327)	34,698	$(0.10)

2006
Basic and Diluted	$(9,460)	34,698	$(0.27)

Certain options to purchase NIL (2007 – 343,400, 2006 – 403,300) shares of common stock were outstanding as at December 31, 2008, but were not included in the computation of diluted loss per share because their effect would have been anti-dilutive.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

(j)

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

(k)

Foreign exchange forward contracts

The Company periodically enters into foreign exchange contracts to manage foreign exchange risk associated with future debt repayments denominated in foreign currencies. Realized and unrealized gains and losses resulting from changes in the market value of these contracts are recorded as other income unless they meet specified criteria to qualify as a hedging instrument under Canadian GAAP. The Company has unrealized gains of $395,000 on foreign exchange contracts as at December 31, 2008 (2007 – no unrealized gain or loss, 2006 unrealized gain of $39,000). The Company has not had any contracts that meet the criteria for hedging instruments during the three years ended December 31, 2008.

(l)

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

(m)

 Accounting changes

On January 1, 2008 the Company adopted the amendments to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”. The amendments to this section are based on the assessment of whether an entity is a going concern and related disclosures included in International Accounting Standard (“IAS”) 1, “Presentation of Financial Statements” of the International Financial Reporting Standards (“IFRS”). The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

On January 1, 2008 the Company adopted CICA Handbook Section 1535, “Capital Disclosures”. This Section establishes standards for disclosing information about the entity’s capital and how it is managed. The incremental disclosure of information about the Company's capital and how it is managed is included in Note 19 of these consolidated financial statements.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

On January 1, 2008 the Company adopted CICA Handbook Section 3031, “Inventories” which is based on the IFRS accounting principles as described in IAS 2, “Inventory”. The objective of this Section is to prescribe the accounting treatment for inventories and to provide guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. Section 3031 requires the reversal of any write-down in a previous period, only to the extent of the original write-down, if the net realizable value of the inventory subsequently increases in value. As a result of the adoption of this standard, the Company now includes write-downs on inventory and ginseng crops as a part of cost of goods sold. This standard will also require the Company to reverse a write-down in a subsequent period if the net realizable value of the written-down inventory or ginseng crops increases in value in a future period.

On January 1, 2008 the Company adopted CICA Handbook Section 3862, “Financial Instruments - Disclosure” which is based on the IFRS 7, “Financial Instruments: Disclosures”. This Section requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The incremental disclosure of information about the Company's financial instruments is included in Note 20 of these consolidated financial statements.

On January 1, 2008 the Company adopted CICA Handbook Section 3863, “Financial Instruments - Presentation”. This Section establishes standards for presentation of financial instruments and non-financial derivatives. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

(n)

 Future changes in accounting policies

On January 1, 2009, the Company will be required to adopt CICA Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In April 2008, the Canadian Accounting Standards Board confirmed that on January 1, 2011 Canadian GAAP will be replaced by International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and result of operations.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

4.

GINSENG CROPS

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. However, the Company may allow crops to mature longer to allow for higher yields and additional seed harvests. Costs accumulated relating to the expected harvest in the next year have been classified as current assets. At December 31, 2008, total area under cultivation and management is 392 acres. A breakdown of acreage by year planted is as follows:

Number
Year planted	of acres

2004	70
2005	174
2006	39
2008	109

392

5.

ASSETS HELD FOR SALE

		2008	2007

Land, building and related assets	(a)	$1,162	$1,280
Machinery, equipment, sunshade and vehicles	(b)	621	-

		$1,783	$1,280

(a)

Land, building and related assets

Since March 2007, the Company has made available for sale its property located near Kamloops, British Columbia and has reclassified the net book value of the land, buildings, pavement, dryers and related production assets. This facility has been used as the head office for the farms operations in British Columbia. As at December 31, 2007, five acres of ginseng were included in assets held for sale as the Company had accepted an offer for the property which included the five acres of ginseng on the property. In 2008, the removal of subjects on that offer was not met and the Company subsequently reclassified those crops as ginseng crops and harvested them at the end of 2008. The estimated selling price of these assets less estimated selling costs exceeds the amount reclassified as an asset held for sale so no impairment provision is required.

(b)

Machinery, equipment, sunshade and vehicles

After the completion of the final harvest in British Columbia in December 2008, the Company made available for sale all of its remaining operating assets including machinery, equipment, sunshade, and vehicles. The estimated selling price of these assets less estimated selling costs exceeds the amount reclassified as an asset held for sale so no impairment provision is required. These assets had a cost of $12,984,000 and accumulated depreciation of $12,363,000.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

6.

PROPERTY, PLANT AND EQUIPMENT

	2008
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$171	$-	$171
Buildings	1,216	256	960
Dryers and related works	534	156	378
Computer equipment and software	109	105	4
Furniture and fixtures	203	184	19
Machinery and equipment	2,882	2,053	829
Sunshade	2,751	2,552	199
Vehicles	192	106	86
Pavement	47	15	32
	$8,105	$5,427	$2,678

		2007
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$171	$-	$171
Buildings	1,214	196	1,018
Dryers and related works	534	130	404
Computer equipment and software	182	173	9
Furniture and fixtures	225	202	23
Machinery and equipment	6,015	4,722	1,293
Sunshade	12,930	12,254	676
Vehicles	460	294	166
Pavement	47	12	35
	$21,778	$17,983	$3,795

7.

BANK INDEBTEDNESS

		2008	2007
Bank operating loan	(a)	$1,060	$3,510
Bank term loan	(b)	2,000	-
		$3,060	$3,510

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

(a)

Bank operating loan

The Company has available, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, a $2,500,000 (2007 - $5,000,000) revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 1.625% per annum. The loan availability will reduce to $2,000,000 effective June 1, 2009. During the year, the Company incurred $111,000 (2007 - $160,000) of interest on this debt which has been included in interest on short-term debt on the statements of operations and deficit.

(b)

Term loan

On September 4, 2008, the Company secured a $2,000,000 non-revolving term loan from a Canadian chartered bank with an interest rate of prime plus 1.875% per annum. The loan is due in full upon the earlier of receipt of the proceeds from the sale of the Company's property near Kamloops, British Columbia (see Note 5(a)) or May 31, 2009. The loan is secured by the same property near Kamloops, British Columbia. During the year, the Company incurred $33,000 of interest on this debt which has been included in interest on short-term debt on the statements of operations and deficit.

8.

CUSTOMER DEPOSITS

Customer deposits represent deposits received from customers to secure inventory purchase commitments prior to the actual delivery of inventory.

9.

LONG-TERM DEBT

		2008	2007

Bank term loan	(a)	$-	$40
Term loan	(b)	8,587	6,942
Equipment purchase loans	(c)	74	143
		8,661	7,125
Less: current portion		42	152

		$8,619	$6,973

(a)

Bank term loan

The Company secured a $1,500,000 non-revolving term loan which expired on May 15, 2008, from a Canadian chartered bank with an interest rate of prime plus 1.5% per annum. For the year ended December 31, 2008, the Company incurred $1,000 (2007 - $7,000, 2006 - $18,000) of interest which has been included in interest on long-term debt on the statements of operations and deficit.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

(b)

Term loan

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from a company formerly under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). For the year ended December 31, 2008, the Company incurred $425,000 (2007 - $626,000, 2006 -$220,000) of interest which has been included in interest on long-term debt on the statements of operations and deficit.

(c)

Equipment purchase loans

The Company entered into equipment purchase loan agreements at interest rates of up to 8.75% per annum. The loans are repayable in installments maturing in various amounts to July 10, 2012 and are secured by specific assets of the Company. For the year ended December 31, 2008, the Company incurred $5,000 (2007 - $6,000; 2006 - $9,000) of interest which has been included in interest on long-term debt on the statement of crop costs and $1,000 (2007 - $1,000, 2006 - $NIL) of interest which has been included in interest on long-term debt on the statements of crop costs.

The loans are scheduled to be repaid over the next four years as follows:

2009	$42
2010	8,598
2011	13
2012	8
$8,661

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

Outstanding shares are as follows:

	Thousands of
	shares	Amount
Common shares

Balance at December 31, 2007 and 2008	34,698	$38,246

Contributed Surplus

Balance at December 31, 2007 and 2008		$338

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

11.

STOCK OPTIONS

The Company maintains a stock option plan and grants options to officers, directors and employees of the Company at market prices. A total of 785,000 shares were reserved for issue under the plan. The options vest at the date of grant and expire five years thereafter.

There are no options to purchase shares outstanding as at December 31, 2008.

Information regarding the Company's stock options for each of the periods is summarized as follows:

		Exercise
	Number of	price range
	shares	($/share)

Outstanding as at December 31, 2006	403,300	$0.73
Expired	(59,900)	0.73
Outstanding as at December 31, 2007	343,400	0.73
Expired	(343,400)	0.73
Outstanding and exercisable as at December 31, 2008	-	$0.73

There were no options granted or modified during the three years ended December 31, 2008.

12.

WRITE-DOWN OF INVENTORY AND GINSENG CROPS

	2008	2007	2006

Write-down of ginseng inventory	$2,498	$1,285	$2,901
Write-down of ginseng crops	500	1,450	2,700
Write-down of value-added products	-	-	38

	$2,998	$2,735	$5,639

For the year ended December 31, 2008, the Company recorded a write-down of inventory of $2,498,000 on its ginseng crops harvested in 2008 to reduce the carrying value of the inventory to its estimated net realizable value. This amount includes a $1,500,000 write-down in the third quarter of 2008 and an additional $998,000 write-down that was recognized upon the completion of the 2008 harvest. The Company also recorded a write-down of $500,000 on its current ginseng crops which it intends to harvest at the end of 2009. The net realizable value of the inventory was estimated based on purchase commitments received for inventory on hand.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

For the year ended December 31, 2007, the Company recorded a write-down of $1,450,000 on ginseng crops to reduce their carrying value to their net realizable value. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices. During the three months ended June 30, 2007, the Company recorded a write-down on inventory of $1,285,000. This inventory was being held by the Company to fulfill a contract with a Canadian customer for a predetermined minimum quantity at a fixed price. The contract expired and the customer did not order the predetermined minimum quantity. Due to the uncertainty of the Company's ability to receive the contracted amount, a write-down was recorded to reduce the carrying value of the inventory to its estimated net realizable value instead of the predetermined contract price.

For the year ended December 31, 2006, the Company recorded a write-down on inventory of $2,901,000. The net realizable value of the inventory was estimated based on purchase commitments received for inventory on hand. The Company recorded a write-down of $2,700,000 on ginseng crops for the year ended December 31, 2006 to reduce their carrying value to their net realizable value. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices. The Company also recorded a write-down of inventory, raw materials and supplies for its value-added products of $38,000 during the year ended December 31, 2006.

13.

OTHER INCOME (LOSS)

	2008	2007	2006

Foreign exchanges gain (loss)	$(769)	$638	$(155)
Gain on disposal of property, plant and equipment	256	474	5
Government supplements	64	-	-
Other non-operating income (expenses)	3	(11)	6

	$(446)	$1,101	$(144)

Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years, net of program participation fees and related costs.

14.

FUTURE INCOME TAXES

Temporary differences and carryforwards that give rise to future income tax assets and liabilities as at December 31, 2008 and 2007 are as follows:

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

	2008	2007

Future income tax assets
Property, plant and equipment	$71	$146
Tax loss carryforwards	6,639	5,080
	6,710	5,226

Less: valuation allowance	6,710	5,226

Future income tax assets	$-	$-

The majority of the above differences relate to the Company’s farming operations, which are taxable on a cash basis under Canadian tax law and allow for taxable adjustments of inventory and ginseng crops at the discretion of the Company.

The provision for (recovery of) income taxes has been calculated as follows:

	2008	2007	2006

Canadian statutory tax rate	33.00%	33.50%	35.12%

Recovery of income taxes at
the Canadian statutory rates	$(1,541)	$(1,065)	$(2,671)

Adjustments:
Foreign tax rate differential	34	30	73
Change in income tax rates	80	200	-
Other	(57)	163	(101)
Valuation allowance	1,484	672	4,554
Provision for (recovery of) income taxes	$-	$-	$1,855

The Company’s foreign subsidiaries have tax losses available for carry forward of approximately $1,428,000 to reduce future taxable income, subject to the approval of the tax authorities, which can be carried forward indefinitely. The Company and domestic subsidiaries have tax losses available for carry forward of approximately $19,262,000 which can be applied to reduce future taxable income and expire at various times over the next five to twenty years.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

15.

COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a)

Operating leases and land rentals

The Company has entered into operating leases for vehicles, farming equipment and offices expiring at various times to 2012. Total future minimum payments required under these leases are as follows:

2009	$96
2010	66
2011	52
2012	11
$225

The Company is committed to agricultural land rentals for the next five years as follows:

2009	$164
2010	67
2011	49
2012	49
2013	10
$339

The Company has incurred rental costs on operating leases and land rentals of $476,000, $635,000 and $822,000 for the years ended December 31, 2008 2007 and 2006, respectively, of which $441,000, $591,000 and, $767,000 was capitalized to crop costs for the respective years.

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

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

16.

FOREIGN EXCHANGE CONTRACTS

(a)

Term loan contracts

As at December 31, 2008, the Company has entered into a forward contract with a Canadian bank to purchase US$2,500,000 on March 19, 2009 to partially fix the rate of exchange on the term loan described in Note 9(b). If the spot Canadian/US dollar exchange rate is less than or equal to $1.0460 on the contract date, the exchange rate of the purchase will be $1.0460. If the exchange rate is greater than or equal to $1.0600 on the contract date, the exchange rate of the purchase will be $1.0600. If the exchange rate is between $1.0460 and $1.0600 on the contract date, the contract will expire and a purchase obligation will not take place. At December 31, 2008, the closing exchange rate of $1.2180 resulted in a fair market value of this contract of $395,000 which is included in accounts receivable and other assets on the balance sheet.

As at December 31, 2007, the Company entered into a forward contract with a Canadian bank to purchase US$2,500,000 on March 20, 2008 to partially fix the rate of exchange on the term loan described in Note 9(b). If the spot Canadian/US dollar exchange rate is less than or equal to $0.9830 on the contract date, the exchange rate of the purchase will be $0.9830. If the exchange rate is greater than or equal to $1.0050 on the contract date, the exchange rate of the purchase will be $1.0050. If the exchange rate is between $0.9830 and $1.0050 on the contract date, the contract will expire and a purchase obligation will not take place. At December 31, 2007, the closing exchange rate of $0.9913 resulted in a fair market value of this contract of $NIL.

(b)

Interest payment contracts

As at December 31, 2008, the Company has not entered into any foreign exchange contracts to fix the rate of exchange on interest payments.

As at December 31, 2007, the Company entered into a contract with a Canadian bank to purchase US$300,000 on February 28, 2008 to fix the exchange rate on an interest payment on the term loan established in 2006. If the spot Canadian/US dollar exchange rate is less than or equal to $0.9550 at any time during the contract, the exchange rate of the purchase will be $1.0050. If the exchange rate is greater than or equal to $1.0050 on the contract date, the exchange rate of the purchase will be $1.0050. If the exchange rate is between $0.9550 and $1.0050 on the contract date and the exchange rate was never equal to or less than $0.9550 during the contract period, the contract will expire and a purchase obligation will not take place. At December 31, 2007, the closing exchange rate of $0.9913 resulted in a fair market value of this contract of $NIL.

As at December 31, 2007, the Company entered into a contract with a Canadian bank to purchase US$150,000 on March 17, 2008 to fix the exchange rate on an interest payment on the term loan established in 2006. If the spot Canadian/US dollar exchange rate is less than or equal to $0.9700 at any time during the contract, the exchange rate of the purchase will be $1.0125. If the exchange rate is greater than or equal to $1.0125 on the contract date, the exchange rate of the purchase will be $1.0125. If the exchange rate is between $0.9700 and $1.0125 on the contract date and the exchange rate was never equal to or less than $0.9700 during the contract period, the contract will expire and a purchase obligation will not take place. At December 31, 2007, the closing exchange rate of $0.9913 resulted in a fair market value of this contract of $NIL.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

17.

SEGMENTED REPORTING

The Company operates in one industry segment and two geographic regions. Long-lived assets consist of non-current ginseng crops and property, plant and equipment. Information by geographic region is summarized as follows:

Year ended
December 31, 2008	Canada	Far East	Consolidated
Revenue - external	$1,196	$8,036	$9,232
Revenue - intercompany between regions	7,002	277
Total revenue	$8,198	$8,313
Net loss	$(4,022)	$(648)	$(4,670)
Long-lived assets	$7,491	$-	$7,491

Major Customers

For the year ended December 31, 2008, consolidated revenue included sales to three customers, which accounted for $3,049,000, $2,825,000 and $2,192,000, respectively, from the Far East geographic region.

Year ended
December 31, 2007	Canada	Far East	Consolidated
Revenue - external	$3,453	$4,108	$7,561
Revenue - intercompany between regions	5,283	-
Total revenue	$8,736	$4,108
Net earnings (loss)	$(3,382)	$53	$(3,329)
Long-lived assets	$9,512	$-	$9,512

Major Customers

For the year ended December 31, 2007, consolidated revenue included sales to two customers, which accounted for $1,819,000 from the Canadian geographic region and $3,633,000 from the Far East geographic region.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

Year ended
December 31, 2006	Canada	Far East	Consolidated
Revenue - external	$1,273	$4,655	$5,928
Revenue - intercompany between regions	4,996	-
Total revenue	$6,269	$4,655
Net loss	$(9,329)	$(132)	$(9,461)
Long-lived assets	$15,097	$1	$15,098

Major Customers

For the year ended December 31, 2006, consolidated revenue included sales to four customers, which accounted for $716,000 from the Canadian geographic region and $3,040,000, $989,000 and $611,000, respectively, from the Far East geographic region.

18.

OTHER INFORMATION

(a)

Items included in net loss not affecting cash

	2008	2007	2006

Future income taxes	$-	$-	$1,855
Depreciation and amortization	9	16	19
Cost of ginseng crops sold	8,548	7,309	5,752
Provision for write-down of inventory and crop costs	2,998	2,735	5,639
Non-cash realized foreign exchange (gains) losses	782	(885)	154
Gain on disposal of property, plant and equipment	(256)	(474)	(5)

	$12,081	$8,701	$13,414

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

(b)

Changes in non-cash operating assets and liabilities

	2008	2007	2006

Accounts receivable and other assets	$(259)	$123	$(66)
Inventory	(9)	4	32
Prepaid expenses	(68)	6	2
Accounts payable and accrued liabilities	(744)	281	(381)
Customer deposits	66	995	1,389

	$(1,014)	$1,409	$976

19.

CAPITAL DISCLOSURES

The Company's current objective in managing capital is to safeguard the entity's ability to continue as a going concern so that in the long-term the Company can provide maximum returns for shareholders and benefits for other stakeholders. The Company includes shareholders’ equity, lease financing, term loans, bank financing, and equipment loan purchases in its definition of capital.

The Company has an externally imposed capital requirement as governed through its financing facilities. This requirement is to ensure that the Company continues to operate within the normal course of business and to ensure that the Company has the ability to repay its financing facilities. The externally imposed capital requirements are to be measured at the end of each fiscal year due to the seasonality of the business. This capital requirement is congruent with the Company's management of capital.

The Company monitors capital on the basis of a fixed coverage charge which is a financial covenant of its lending agreement determined at the end of each fiscal year. The fixed coverage charge is calculated as the ratio of earnings before income taxes, depreciation and amortization plus payments under operating leases less cash income taxes and unfunded capital expenditures to fixed charges (the total of interest expense, scheduled principal payments in respect of funded debt, payments under operating leases and corporate distributions) and is to be maintained above 1.25:1. As at December 31, 2008, this ratio is 2.85:1 (December 31, 2007 - 2.74:1).

20.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities, customer deposits, long-term debt and foreign exchange contracts. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair values of the loans payable to More Growth Finance Limited, a company formerly under common control, are not readily determinable due to the related party nature of such loans.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 19. The Company’s financial obligations over the current period are due as follows:

		Upon	Within	Within 1
	Total	Demand	1 Month	to 12 Months

Bank indebtedness	$3,060	$1,060	$-	$2,000
Accounts payable	69	-	69	-
Accured liabilities	535	220	127	188
Customer deposits	2,454	2,354	-	100
Interest on non-demand loans	426	-	-	426
	$6,544	$3,634	$196	$2,714

The long-term debt obligations are due as described in Notes 1 and 9.

Interest rate risk

Interest on the Company's line of credit and term loans are based on variable rates as described in Notes 7 and 9, respectively. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk. Based on the variable interest rate debt outstanding at December 31, 2008, an increase of 1% in interest rates would result in an increase in interest expense of $116,000 per annum. A decrease of 1% in interest rates would have a corresponding decrease in interest expense.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on accounts receivable from customers and on cash and foreign exchange contracts.

A majority of the Company's sales are made to a small number of customers that are concentrated in Asian markets. To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. As at December 31, 2008, there was $NIL in accounts receivable related to major customers (December 31, 2007 - $NIL related to major customers). As at December 31, 2008, the amount of non-current accounts receivable was $7,000. There was no impairment allowance recorded for possible non-collection of this amount as it was received during the first thirty days of 2009.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

The credit risk on the Company's cash and foreign exchange contracts are substantially minimized as they are placed in, or contracted with, large financial institutions. While the Company is exposed to credit losses due to the financial collapse by those who are custodians to the Company's cash and those that are counter parties to the foreign exchange contracts, the Company considers this risk quite remote.

Currency Risk

The Company is exposed to currency exchange risk as a result of its international markets and operations and due to the term loan detailed in Note 9(b). The Company periodically enters into foreign exchange forward purchase contracts to manage foreign exchange risk associated with anticipated future debt and interest payments denominated in foreign currencies.

The Company is exposed to currency risk through the following assets and liabilities denominated in United States dollars (all assets and liabilities denominated in Hong Kong dollars have been translated to United States dollars at the rate of 7.80 to 1.00 which is a fixed rate determined by the Hong Kong Monetary Authority):

(in thousands of United States dollars)	2008	2007

Cash	$28	$32
Foreign exchange contracts	2,500	2,950
Accounts payable and accured liabilities	(50)	(803)
Long-term debt	(7,013)	(7,013)

Net exposure	$(4,535)	$(4,834)

Based on the above net exposure as at December 31, 2008, an increase in the spot Canadian/US dollar exchange rate of $0.10 would result in a foreign exchange loss of $454,000 while a decrease of $0.10 would result in a corresponding foreign exchange gain.

The Company also has foreign exchange exposure related to the foreign exchange adjustment of the deficit of self-sustaining foreign operations which included in accumulated other comprehensive income. As a result, an increase in the spot Canadian/US dollar exchange rate of $0.10 would result in other comprehensive income of $206,000 while a decrease of $0.10 would result in a corresponding other comprehensive loss. Cumulatively, an increase in the spot Canadian/US dollar exchange rate of $0.10 would result in a decrease to comprehensive income of $248,000 while a decrease of $0.10 would result in a corresponding increase to comprehensive income.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

21.

RELATED PARTY TRANSACTIONS

In the normal course of business, the Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited. Wai Kee is a Hong Kong based publicly traded company which owns 38% of the shares of the Company and has a director in common with the Company. The Company paid management fees of $103,000 for the year ended December 31, 2008 (2007 - $102,000) of which $20,000 remains outstanding as at December 31, 2008 (2007 - $14,000) and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

In 2006, the Company established a term loan facility with a company formerly under common control as described in Note 9(b).

Both of these related party transactions are measured at the exchange value.

22.

COMPARATIVE FIGURES AND ROUNDING

Certain prior year figures have been adjusted to conform to the current presentation. This includes the rounding of all prior year figures to the thousands of Canadian dollars.

23.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED  ACCOUNTING  PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which differ in some respects from U.S. GAAP.

The significant differences between Canadian and U.S. GAAP which affect the Company’s financial statements are summarized below:

a)

Accounting for Capitalization of Interest

Under Canadian GAAP, interest relating to expenditures on ginseng crop costs has been capitalized.  The interest is included in inventory when the ginseng crops are harvested and cost of goods sold when the inventory is sold.

Under U.S. GAAP, the portion of interest relating to expenditures on ginseng crop costs would not be eligible for capitalization to ginseng crop costs. The amount would be expensed as period costs and accordingly, the carrying value of crop costs and inventory under U.S. GAAP would be different. Similarly, interest that had been capitalized under Canadian GAAP and included in cost of sales would not have been reported as cost of sales for the period under U.S. GAAP since such costs would have previously have been expensed as period costs.

b) Interest and Finance Charges

Under Canadian GAAP, interest and finance charges are presented as operating expenses and are included in the calculation of operating income.

Under U.S. GAAP, interest and finance charges would be presented as non-operating expenses and would therefore be excluded from the calculation of operating income.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

23.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED  ACCOUNTING  PRINCIPLES (continued)

c)

Comprehensive Income (Loss)

The FASB issued Statement No. 130, Reporting Comprehensive Income, which was required to be adopted on January 1, 1999. Statement 130 establishes standards for the reporting and display of comprehensive income and its components as follows:

	2008	2007	2006

Net loss under US GAAP	$(4,666)	$(3,317)	$(9,439)
Other comprehensive income:
Change in cumulative translation adjustment	(460)	312	5
Comprehensive net loss under US GAAP	$(5,126)	$(3,005)	$(9,434)

d)    Liability for Uncertain Tax Positions

As provided by FASB Interpretation 48 – Accounting for Uncertainty in Income Taxes, under U.S. GAAP there is a requirement to evaluate any tax positions that are uncertain and, if necessary, calculate a liability for uncertain tax positions. An analysis of the tax positions taken by the Company was completed and it was determined that there are no material tax positions that could be challenged by taxing authorities that would result in a substantial income tax liability.

Under Canadian GAAP, there is no similar standard.

e)   Statement of Cash Flows

There is no difference in net cash flows from Operating, Financing, and Investing Activities between U.S. and Canadian GAAP.

f)

  Recent Accounting Pronouncements

Pronouncements from the United States

In December 2007, the FASB issued Statement No. 141 (Revised), “Business Combinations ” which replaces FASB Statement No. 141 “Business Combinations”. The Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of the revisions to Statement No. 141 to have a material impact on the Company’s consolidated financial statements.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

23.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

f)

  Recent Accounting Pronouncements (Continued)

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This Statement applies prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company does not expect the adoption of Statement No. 160 to have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” which includes an amendment to FASB Statement No. 133. This Statement enhances the disclosure requirements of derivative instruments and hedging activities but and is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2008. The Company is already required to disclose information about all of its financial instruments, not just derivative instruments and hedging activities, in accordance with Canadian GAAP and as so the Company does not believe that the adoption of SFAS Statement No. 161 will have a significant impact on its consolidated financial statements.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement is effective 60 days following SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company does not expect the adoption of Statement No. 162 to have a material impact on the Company’s consolidated financial statements.

Pronouncements from Canada

Effective January 1, 2008, the Company adopted various accounting standards relating to financial statement presentation, capital disclosures, inventories and financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”). These changes are fully described in Note 3(m) of the consolidated financial statements. The recent pronouncements from the CICA that the Company will adopt on January 1, 2009 are fully described in Note 3(n) of the consolidated financial statements.

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

23.

  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED  ACCOUNTING  PRINCIPLES (continued)

f)

  Recent Accounting Pronouncements (Continued)

Future change in accounting policies

In April 2008, the Canadian Accounting Standards Board confirmed that on January 1, 2011 Canadian GAAP will be replaced by International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. Effective March 2008, the Securities and Exchange Commission ruled that it will accept financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP for financial years ending after November 15, 2007. As such, the Company does not expect that it will be reconciling to U.S. GAAP upon its conversion to IFRS on January 1, 2011. Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and result of operations.

The difference between Canadian and U.S. GAAP and their effect on the Company’s consolidated financial statements are summarized below. All amounts except per share amounts are in thousands of Canadian dollars:

STATEMENT OF OPERATIONS
	2008	2007	2006

Net loss as reportedunder Canadian GAAP	$(4,670)	$(3,329)	$(9,461)
Accountingfor interest (a)	13	119	292
Write-downof inventoryandcropcosts	(9)	(111)	(256)
Deferredincome taxadjustment	-	-	(15)
Other	-	4	1

Net loss under US GAAP	(4,666)	(3,317)	(9,439)

Basic anddilutedloss per share	$(0.13)	$(0.10)	$(0.27)

Weightedaverage number of common
shares (inthousands)	34,698	34,698	34,698

CHAI-NA-TA CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)

For the years ended December 31, 2008, 2007 and 2006

23.

  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED   ACCOUNTING PRINCIPLES (continued)

BALANCE SHEET
		2008	2007
Assets

Inventory	- Canadian GAAP	$7,928	$8,735
	- Interest capitalized (a)	(15)	(24)
	- Write-down of inventory	15	24
	- US GAAP	$7,928	$8,735

Ginseng crops current	- Canadian GAAP	$2,722	$5,678
	- Interest capitalized (a)	(3)	(7)
	- US GAAP	$2,719	$5,671

Ginseng crops	- Canadian GAAP	$4,764	$5,717
	- Interest capitalized (a)	(5)	(5)
	- US GAAP	$4,759	$5,712

Shareholders' Equity	- Canadian GAAP	$6,111	$11,242
	- Interest capitalized (a)	(23)	(36)
	- Write-down of inventory	15	24
	- US GAAP	$6,103	$11,230

EXHIBIT 8.1

Chai-Na-Ta Corp. *(Canada)*
100%
Chai-Na-Ta Farms Ltd. *(Canada)*
100%
CNT Nutraceuticals Ltd. *(Canada)*
100%
Chai-Na-Ta International Ltd. *(Barbados)*
100%
Chai-Na-Ta (Asia) Ltd. *(Barbados)*
100%
CNT Trading (Asia) Limited *(BVI)*
100%
CNT Trading (Hong Kong) Limited *(HK)*
100%
CNT Nominees Limited *(BVI)*
100%
Unique Formulations Inc. *(USA)*

CHAI·NA·TA CORP.

Corporate Organizational Chart

As at December 31, 2008

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
Wilman Wong, Chief Executive Officer

Date:  March 31, 2009

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
Terry Luck, Chief Financial Officer

Date:  March 31, 2009

Exhibit 13.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Chai-Na-Ta Corp (the “Company”) for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer’s knowledge:

(1)

the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ WILMAN WONG	/s/ TERRY LUCK
Name: Wilman Wong	Name: Terry Luck
Title: Chief Executive Officer	Title: Chief Financial Officer
Date: March 31, 2009	Date: March 31, 2009