Form 20-F
period 2009-12-31
CHAI NA TA CORP
filed 2010-03-31
CIK 889329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 Or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE OF 1934
OR
[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE OF 1934

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
Yes[   ]   No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes[   ]   No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes [ X ]   No[   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer [   ]   Accelerated filer [   ]   Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP [   ]   IFRS [   ]   Other [ X ]

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [ X ]   Item 18 [   ]

If this is an annual report, indicated by check mark whether the registrants is a shell company
Yes [   ]   No [ X ]

Chai-Na-Ta Corp.
FORM 20-F ANNUAL REPORT
FOR YEAR ENDED DECEMBER 31, 2009

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended December 31, 2009, 2008 and 2007 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants as indicated in their report which is included elsewhere in this Annual Report. The selected financial data set forth for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from the Company's audited consolidated financial statements.

The selected financial data should be read in conjunction with the Company’s consolidated financial statements, related notes thereto and other financial information included elsewhere in this report.

Table No. 1 is derived from the audited consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in the footnotes to the audited consolidated financial statements. The value of the U.S. Dollar relative to the Canadian Dollar was approximately 1.05 as of December 31, 2009.

Table No. 1
Selected Financial Data
(CDN$ in 000, except Earnings/Loss per Share and Share Data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005

Canadian GAAP
Revenue	6,941	9,232	7,562	5,928	5,826
Gross Profit (Loss) (2)	368	(2,685)	(2,567)	(5,541)	(9,641)
Operating Loss (5)	(1,410)	(4,224)	(4,430)	(7,462)	(11,738)
Net Income (Loss) (5)	669	(4,670)	(3,329)	(9,461)	(8,131)
Earnings (Loss) per Share – basic (5)	0.02	(0.13)	(0.10)	(0.27)	(0.23)
Earnings (Loss) per Share – diluted (5)	0.02	(0.13)	(0.10)	(0.27)	(0.23)
Weighted Average Number of Common Shares (3)	34,698	34,698	34,698	34,698	34,698
Diluted Number of Common Shares (4)	34,698	34,698	34,698	34,698	34,698
Dividends declared per Share	0	0	0	0	0

Working Capital	8,968	5,456	7,424	7,525	4,917
Ginseng Crops (1)	6,052	7,486	11,395	14,519	19,349
Capital Assets	2,513	2,678	3,795	5,793	6,589
Total Assets	17,849	20,890	25,613	29,693	36,751
Net Assets	7,144	6,111	11,242	14,258	23,714
Term Debt – Non Current	6,499	8,619	6,973	8,366	2,450
Capital Stock	38,246	38,246	38,246	38,246	38,246

U.S. GAAP
Revenue	6,941	9,232	7,562	5,928	5,826
Gross Loss (2)	(123)	(2,675)	(2,553)	(5,496)	(9,082)
Operating Loss (5)	(1,581)	(3,644)	(3,621)	(6,715)	(10,751)
Net Income (Loss)	174	(4,666)	(3,317)	(9,439)	(7,770)
Earnings (Loss) per Share- basic (5)	0.01	(0.13)	(0.10)	(0.27)	(0.22)
Earnings (Loss) per Share – diluted (5)	0.01	(0.13)	(0.10)	(0.27)	(0.22)
Dividends declared per Share	0	0	0	0	0

Working Capital	8,473	5,453	7,416	7,511	4,877
Ginseng Crops (2)	6,047	7,478	11,382	14,497	19,276
Capital Assets	2,513	2,678	3,795	5,793	6,589
Total Assets	17,346	20,882	25,600	29,669	36,706
Net Assets	6,641	6,104	11,229	14,235	23,668
Term Debt – Non Current	6,499	8,619	6,973	8,366	2,450
Capital Stock	38,226	38,226	38,226	38,226	38,226

1.

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. Total acreage under cultivation is 266 acres at December 31, 2009 (392 acres at December 31, 2008, 629 acres at December 31, 2007, 966 acres at December 31, 2006 and 1,240 acres at December 31, 2005). The Company values these plants at the lower of cost and net realizable value.

2.	Under U.S. GAAP, the interest capitalised into Ginseng Crops would not be eligible for capitalisation. These amounts would be expensed in the period incurred.

3.	In 2006, 10,399,149 preferred shares have been converted into common shares on a 1:1 basis. In 2004, 34,500 shares were issued for stock options exercised.

4.

Options to purchase 343,400, and 403,300 shares of common stock were outstanding in 2007 and 2006, respectively, but were not included in the computation of diluted number of common shares because their effect would have been anti-dilutive.

5.

During 2008, 2007 and 2006, the Company incurred write-downs of $2,998,000, $2,735,000 and $5,639,000, respectively, on inventory and crop costs which caused a significant decrease in net earnings (loss) in total and on a per share basis compared to other years.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Fiscal Year Ended	Average	High	Low	Close

12/31/2009	1.14	1.30	1.03	1.05
12/31/2008	1.07	1.30	0.97	1.22
12/31/2007	1.07	1.19	0.92	0.99
12/31/2006	1.13	1.19	1.10	1.17
12/31/2005	1.21	1.27	1.14	1.16

Month Ended		High	Low	Close

02/28/2010		1.07	1.04	1.05
01/31/2010		1.07	1.03	1.07
12/31/2009		1.07	1.04	1.05
11/30/2009		1.08	1.05	1.06
10/31/2009		1.08	1.03	1.08
09/30/2009		1.11	1.06	1.07

The closing rate of exchange was 1.05 on February 28, 2010.

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

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced an operating loss of $1,410,000 for the year ended December 31, 2009 due to the low selling price of ginseng and has an accumulated deficit of $32,246,000 as at December 31, 2009. The Company is closely monitoring cash resources and has received significant financing from a company formerly under common control.

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

North American ginseng root prices remained at historic low levels in 2009 but there was a modest recovery at the end of 2009. Although the Company believes that prices will continue to improve modestly towards the end of 2010, significant changes in the supply of or demand for North American ginseng may adversely impact the price of ginseng roots and have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

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

Availability of Suitable Land

The Company leases approximately 331 acres and owns 50 acres of farm land in Canada of which 266 acres are currently under ginseng cultivation. Generally, the Company uses farm land only for one ginseng crop as it is generally believed that ginseng depletes the soil of nutrients necessary for a second successful ginseng crop. The Company believes that the southern region of Ontario will continue to have available farm land that could be used for ginseng farming, but there can be no assurances that the Company will be able to secure leases on terms similar to existing leases or acquire suitable farm land at reasonable prices. The inability to secure suitable farm land through leases or through acquisitions could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

Competition

The ginseng industry is quite competitive as the Company competes with numerous other long established ginseng growers. Most of these competitors are managed by private companies or individuals who have smaller acres under cultivation and harvest fewer pounds of ginseng but also have lower overhead costs compared to the Company. A high amount of ginseng harvested by the competition can adversely affect the price that the Company can achieve for its ginseng.

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

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers. During the years ended December 31, 2009, 2008 and 2007, the Company had sales of approximately 78% to its top three customers, approximately 87% to its top three customers and approximately 83% to its top two customers in each year, respectively. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

During the years ended December 31, 2009, 2008 and 2007, the Company had sales of approximately 79%, 87%, and 89% to customers in the Far East, primarily China. The Company expects sales to markets in the Far East to continue to represent the majority of the Company’s sales. Any adverse change in the demand for ginseng from Far East markets may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

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

Foreign Exchange

The Company maintains its accounts primarily in U.S. dollar, Canadian dollar and Hong Kong dollar (“HK$”) denominations. The Hong Kong Monetary Authority has set up a linked exchange rate system in which the HK$ is limited to a trading range of 7.75 – 7.85 against the US$. The Company’s long-term debt is denominated in US$ and HK$ and a minor portion of the Company’s revenue and receivables is denominated in K$. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by engaging in foreign exchange contracts and by repatriating any excess funds.

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

Financing of Current Operations

The Company relies on the sale of inventory to fund the maintenance and harvest of ginseng crops that will be harvested in future years. To fund current operations the Company will first try and sell inventory but if the Company cannot reach acceptable selling terms the Company will attempt to fund current operations with additional financing. There can be no assurance that capital markets will be conducive to such financing at all or on acceptable terms. This could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

Long-Term Financing

The Company has historically used term debt financing to finance capital asset acquisitions and short-term borrowings and operating lines to finance crops and working capital needs. In 2009, the Company extended a term loan facility that had been established in 2006 to finance the general working capital requirements of the Company. Interest rate risk is managed by arranging most term debt financing with fixed rates for the life of the obligations.

In order to fund the financial requirements of the Company additional external sources of financing may be required. The amount of such funding depends on the future profitability of the Company, as well as the pricing of its products in world markets and the scale of any future expansion. The ability of the Company to issue additional equity may be impacted by the limited liquidity in the stock due to low historical trading volumes and significant percentages held by a limited number of shareholders. Further, if the Company decides to and is able to issue additional funds through public or private debt or equity financings to fund operations, new equity securities may have priority rights over existing equity security holders and the percentage ownership of current stockholders may be reduced. Although future funding may require issues of additional debt or equity; there can be no assurance that capital markets will be conducive to such financing at all or on acceptable terms.

Directors, Officers and Key Employees

The success of the Company is currently largely dependent on the performance of its officers and key senior management. The loss of the services of these persons will have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its officers and key senior management or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers to the date hereof. The loss of any key officer or employee of the Company could have an adverse impact on the Company, its business and its financial position.

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

The corporate head office is located at: Unit 100 - 12051 Horseshoe Way, Richmond, British Columbia, V7A 4V4, the current contact person is Wilman Wong, C.E.O.; and the telephone number is (604) 272-4118. The head office operations include corporate administration, corporate finance, human resources, sales and marketing, and investor relations. The Company maintains farms in the vicinity of its farm office in Otterville Ontario.

The Company listed its common stock on the Toronto Stock Exchange ("TSX") in October 1989; the stock symbol was CC. On April 28, 2006, the Company shares were delisted by the Toronto Stock Exchange as the Company had not met the continued listing requirements of the Exchange. The Company listed its common stock on the North American Stock Dealers Automatic Quotation (“NASDAQ”) Stock Market in October 1992. The Company’s stock was delisted from NASDAQ in April 1999 for not meeting the listing requirements. The Company commenced trading on the NASDAQ’s OTC Bulletin Board in April 1999. The stock symbol is CCCFF.

The Company’s wholly-owned subsidiary, Chai-Na-Ta Farms Ltd. (“CNT Farms”) is headquartered in Richmond, British Columbia and carries out the planting, growing and harvesting of the Company’s ginseng crops. CNT Farms also handles the storage of the Company’s root inventory and manages the distribution of inventory directly to local customers or to customers in the Far East through its wholly-owned subsidiary, CNT Trading (Hong Kong) Limited (“CNT HK”). CNT Farms also carries out crop research through its agricultural staff.

The Company also has a wholly-owned subsidiary, Unique Formulations Inc. (“Unique”) which previously operated out of Portland, Oregon as a wholesaler of ginseng and non-ginseng based herbal products to the U.S. market. As part of the Company’s efforts to reduce operating costs, the Portland office was closed in November 1999 and the operations were then administered from the head office in British Columbia, Canada. Unique has been inactive since 2003.

The Company incorporated CNT HK on October 13, 1999 to carry out direct marketing, sales and distribution functions for North American ginseng in Hong Kong for distribution through Asia. CNT HK sells ginseng roots directly to brokers, distributors and certain customers in the Far East, primarily China, who use the bulk ginseng root for a variety of purposes.

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

The Company’s principal capital expenditures incurred during 2009, 2008 and 2007 were $145,000, $139,000 and $61,000, respectively, which related to purchases of property, plant and equipment located in Canada.

Financing

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 (approximately $8,000,000 at the date of establishment) from a company formerly under common control. of which HK$3,200,000 was repaid on August 31, 2009. As of September 1, 2009 the Company negotiated an extension of the remaining HK$51,500,000 loan facility. Under the terms of the extension, the Company will be required to repay HK$3,300,000 by August 31, 2010 and HK$16,700,000 ($2,254,000) by August 31, 2011. The remaining amount is to be repaid by August 31, 2012 in apportionments of HK$1,250,000 and US$3,878,000. The loan is unsecured and bears interest at 1.75% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) through February 28, 2010 after which it will bear interest at a flat rate of 6.25% for the duration of the loan.

At December 31, 2009, the Company had a $500,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 3.75% per annum. Based on its positive cash position, the Company could not draw on this facility as of December 31, 2009. The loan availability will reduce to zero effective March 31, 2010. As at December 31, 2009, $NIL (2008 - $1,060,000, 2007 - $3,510,000) had been drawn under the operating loan.

On September 4, 2008, the Company secured a $2,000,000 non-revolving term loan from a Canadian chartered bank with an interest rate of prime plus 1.875% per annum which was fully repaid by the due date of May 31, 2009. The loan was secured by the Company's property located near Kamloops, British Columbia.

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

Historically, the Company had chosen to farm in two areas, British Columbia and Ontario. Due to the Company’s ongoing problem in British Columbia with rusty roots, an aesthetic problem that decreases the perceived value of the root but does not affect its medicinal properties, the Company made the decision in 2005 to permanently discontinue planting in British Columbia. The company closed its British Columbia operations in 2009 after completing the final harvest in 2008.

The sandy tobacco land of southern Ontario allows good drainage, resulting in exceptional growth rates and high quality North American ginseng root. Careful selection of farm sites and scrupulous attention to garden drainage and ventilation substantially reduces the Company's farming risks, while taking advantage of the excellent growing conditions. The Company conducts an extensive battery of tests on each garden to determine water retention characteristics, pH and plant nutrient levels. The Company then adjusts soil fertility and pH to optimum levels for ginseng growth. Once the crop is seeded, the Company's "Integrated Crop Management" program operates seven days a week to monitor nutrients, soil moisture and temperature which are critical to optimum root growth. As the root crop is harvested, the condition and yield of each garden is measured to permit re-evaluation of the production system.

As at December 31, 2009, the Company has under lease 331 acres and owns 50 acres of farmland of which 266 are under ginseng cultivation in Ontario. The southern region of Ontario has abundant farm land that could be used for ginseng farming and lease costs are relatively low. This availability is important because farm land is usually used for only one ginseng crop, the growing of which is generally believed to deplete the soil of nutrients necessary for a second successful ginseng crop.

Due to the historic low prices for the 2008 harvest in both British Columbia and in Ontario, the Company decided not to plant new crops in Ontario in 2009. Despite an improvement in ginseng prices for the 2009 harvest and the improvement in both the yield and quality of its roots, the ability of the Company to achieve operating income and positive cash flows while continuing to plant at a sustainable level is very uncertain. The Company does not intend to continue planting ginseng in Ontario so that it can conserve funds to meet its financial obligations.

Table No. 3
Ginseng Farming Operations

Calendar	New Acreage Planted	Total Acres Under Cultivation	Acres Harvested	Harvest Yield in lbs Per Acre	Total Harvest in lbs
2009	0	266	126	3,541	446,212
2008	109	392	350	2,824	988,456
2007	0	629	332	2,767	918,963
2006	40	966	311	2,576	801,662
2005	188	1,240	352	2,240	787,402
2004	460	1,431	240	2,116	506,626
2003	354	1,211	370	2,096	775,630
2002	304	1,284	359	2,666	956,996
2001	329	1,339	346	2,816	975,577
2000	289	1,356	366	2,612	957,431

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

  Reduced stress/relaxant;

  Regulated blood sugar;

  Strengthened immune function;

  Antioxidant (anti-aging);

  Hypotensive;

  Enhanced mental activity; and

  Synergized activity of anti-cancer drugs.

Competition

The Company produces North American ginseng, which is a distinctly different product from the consumer’s perspective from Asian ginseng grown in Korea and China. Based on information obtained through discussion with customers, suppliers and review of available farming industry literature, management estimates that the Company currently produces approximately 10% of the total North American ginseng supply produced annually in North America.

Competitors currently producing North American ginseng consist primarily of hundreds of small growers (less than one hundred acres) located in southern Ontario, central British Columbia and Wisconsin and one large publicly-traded company.

The Company competes through the production of high quality products, lower production costs achieved through economies of scale and an extensive marketing and distribution network serving customers in Hong Kong and the Far East.

Marketing and Customers

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers. The marketing efforts to customers in Hong Kong and the Far East, primarily mainland China, are conducted through the Company’s wholly-owned subsidiary CNT HK. During the years ended December 31, 2009, 2008 and 2007, the Company had sales of approximately 63%, 87% and 89%, respectively, to its major customers located in Hong Kong. Although the Company believes that a limited number of customers will continue to represent a significant portion of its total revenue, the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply.

Transfer prices between all the companies in the group are determined based on estimated world market prices at the transaction dates. Market prices are established with reference to various ginseng brokers in Hong Kong and comparable sales to third parties.

Manufacturing/Processing

Canadian farming and processing operations, conducted through the Company’s wholly-owned subsidiary, CNT Farms., consist of farming, including cultivation, harvesting, washing and drying the root prior to export or sale to the local market. Substantially, all of the Company’s sales during 2009, 2008 and 2007 involved the sale of bulk root.

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

During 2009, the Company earned $1.5 million in sales in Canada, and $5.4 million in sales in the Far East.

During 2008, the Company earned $1.2 million in sales in Canada, and $8.0 million in sales in the Far East.

During 2007, the Company earned $3.5 million in sales in Canada, and $4.1 million in sales in the Far East.

As at December 31, 2009, 2008 and 2007, 100% of the Company’s long lived assets were in Canada.

Staffing

As at December 31, 2009, the Company employed 11 salaried full-time people in its operations world-wide. The Company may hire up to 40 persons for seasonal work in the ginseng farms and for production work in its processing facilities.

Seasonality

The Company’s business is highly seasonal, with harvesting and planting activities typically occur during the last two quarters of each year. Historically, fall harvests were sold primarily during the first two quarters of the subsequent year leading to significant seasonal variations in the volume of sales, inventory and crop costs.

ORGANIZATIONAL STRUCTURE

As at December 31, 2005, Road King, through its subsidiary Herb King International Limited, held about 77% of the Company’s issued and outstanding common shares and 100% of the Company’s issued and outstanding preferred shares. On September 1, 2006, Herb King exercised its right to convert 10,399,149 preferred shares of the Company into an equivalent number of common shares, thereby raising its holdings of the Company’s common shares to 84%. On December 7, 2006, Road King distributed its entire holding of the common shares of the Company to its shareholders by way of a special interim dividend. As a result of the distribution, Wai Kee Holdings Limited (“Wai Kee”) became the largest single shareholder of the Company and holds about 38% of the Company’s issued and outstanding common shares as at December 31, 2009, December 31, 2008 and December 31, 2007. Wai Kee is a Hong Kong based publicly traded company, with its core business in investment holdings.

As of December 31, 2009 the Company has the following wholly-owned subsidiaries:

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

PROPERTY, PLANT AND EQUIPMENT

The Company's executive office is located in rented premises of approximately 3,000 square feet at Unit 100 -12051 Horseshoe Way, Richmond, British Columbia V7A 4V4. The Company also has an office located on its farm sites in Otterville, Ontario.

The Company holds 331 gross acres of farmland under lease in Ontario (Table No. 4) and owns a 50 acre farm near Otterville, Ontario. All Ontario harvested roots have been processed in on-site facilities, thereby reducing transportation and handling costs. Currently, 266 acres of the agricultural land held by the Company is under cultivation for the production of ginseng.

Due to the historic low prices for the 2008 harvest in both British Columbia and in Ontario, the Company decided not to plant new crops in Ontario in 2009. Despite an improvement in ginseng prices for the 2009 harvest and the improvement in both the yield and quality of its roots, the ability of the Company to achieve operating income and positive cash flows while continuing to plant at a sustainable level is very uncertain. The Company does not intend to continue planting ginseng in Ontario so that it can conserve funds to meet its financial obligations. New seeding was 0 acres for 2009, 109 acres for 2008, and 0 acres for 2007. The Company believes that the current levels of leased and owned lands as well as the lands under cultivation are sufficient to meet the Company’s needs.

The Company cultivates ginseng primarily on leased land. Agricultural land is normally leased for a 5 year period and land rentals range from $300 - $400 per year per acre.

Table No. 4
Agricultural Land Leases

Name	Location	Gross Acreage	Expiration

Ash	Norwich, Ontario	30.0	12/31/2010
Grim	Otterville, Ontario	77.5	12/31/2012
Maitz	Norwich, Ontario	40.0	12/31/2010
Pargauskas	Norwich, Ontario	48.7	12/31/2012
Pierssens	Norwich, Ontario	50.0	12/31/2010
River Ridge	Norwich, Ontario	85.0	12/31/2010
		331.2

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-looking statements

The Statements contained in this report which are not historical facts, including, but not limited to, certain statements found under this section, are forward-looking statements that involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties discussed in this report, and the uncertainties set forth from time to time in the Company’s filings with the Securities and Exchange Commission, and the other public statements. Such risks and uncertainties include, without limitation, seasonality, interest in the Company’s products, general economic conditions, consumer trends, competition, the effect of governmental regulation, prices, yields, availability of new working capital, quality of the Company’s harvest, and successful implementation of new products. This section should be read in conjunction with the Company’s Consolidated Financial Statements included as item 17 of this report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which in the case of these financial statements, conform in all material respects with those in the United States (U.S. GAAP), except as disclosed in note 23 to the consolidated financial statements.

OPERATING RESULTS

Fiscal year ended 12/31/2009 compared with year ended 12/31/2008

Revenue decreased 25% to $6,941,000 in 2009 from $9,232,000 in 2008. The Company’s average selling price decreased to $8.50 per pound compared to $9.50 per pound in 2008. The Company also saw a decrease of 17% in the volume of sales in 2009 compared to 2008, but this was primarily due to customers not taking delivery of all the inventory they had contracted to purchase from the 2008 harvest. Ginseng prices remained at historic low levels in 2009 but there was a modest recovery of ginseng prices at the end of 2009. The Company expects that there will be a decrease in the number of pounds of root sold in 2010 due to the smaller harvest in 2009 but expects a moderate increase in the average sales price.

Cost of goods sold was 95% of sales revenue in 2009 compared to 129% in 2008. In 2009, the gross margin was primarily due to the fulfilment of a contract made with a Canadian customer for the supply of ginseng prongs and fibres. The remaining ginseng root sales in both years were made after the inventory had been written down to its net realizable value in the previous year resulting in a minimal margin on inventory sales.

The impairment in the value of inventory and ginseng crops to their estimated net realizable value are accounted for as a part of cost of goods sold which caused cost of goods sold to be in excess of revenue in 2008.

The Company harvested 446,212 pounds of root in 2009, a decrease of 55% from 988,456 pounds in 2008 when the Company harvested roots from both Ontario and British Columbia. The Company harvested 340,247 pounds in Ontario in 2008 so there was a 31% increase in total yield in Ontario in 2009. In 2009, the Company harvested 127 acres in Ontario resulting in an average yield of 3,513 pounds per acre. In 2008, the Company harvested a total of 350 acres in British Columbia and Ontario, with an average yield of 2,824 pounds per acre including 126 acres in Ontario with an average yield of 2,700 pounds per acre. The higher average yield in 2009 was mainly due to the harvest of 70 acres of five-year-old roots. The Company’s production cost decreased to $10 per pound in 2009 compared to $12 per pound in 2008 also due to the higher yields per acre.

The Company recorded a write-down on its long-term ginseng crops of $450,000 for the year ended December 31, 2009 to reduce their carrying value to their net realizable value. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices. In 2009, the Company also reversed the $500,000 write-down recorded during the year ended December 31, 2008 on its ginseng crops harvested in 2009 as the net realizable value of those crops increased primarily due to an increase in the selling price of ginseng at the end of 2009 compared to 2008. The Company also recorded a write-down of $64,000 on ginseng fibres from prior harvests resulting in a new carrying value of zero as the ability of the Company to sell these specific ginseng fibres is uncertain.

The Company recorded a write-down on its 2008 harvest inventory of $2,498,000 for the year ended December 31, 2008 to reduce their carrying value to their net realizable value. The net realizable value of the inventory was estimated based on purchase commitments received for inventory on hand. Because of the historic low prices in 2008, a $500,000 write-down was recorded on the expected 2009 harvest which was subsequently reversed in 2009.

For the year ended December 31, 2007, the Company recorded a write-down of $1,450,000 on ginseng crops to reduce their carrying value to their net realizable value. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices. The Company also recorded a write-down on inventory of $1,285,000 on inventory that was being held by the Company to fulfil a contract with a Canadian customer for a predetermined minimum quantity at a fixed price. The contract expired and the customer did not order the predetermined minimum quantity. Due to the uncertainty of the Company's ability to receive the contracted amount, a write-down was recorded to reduce the carrying value of the inventory to its estimated net realizable value instead of the predetermined contract price.

Gross margin was 5% of sales revenue in 2009 compared to a gross loss of 29% in 2008 due to the ginseng root sales in both years being made after the inventory had been written down to its net realizable value in the previous year and due to the write-downs on inventory and ginseng crops.

Selling, general and administrative expenses totalled $1,458,000 in 2009 including $530,000 in costs related to the wind-up of the operations in British Columbia. The remaining $928,000 in expenses was a 4% decrease from the $969,000 in expenses incurred during 2008.

Interest on short-term debt decreased to $37,000 in 2009 compared to $144,000 in 2008. The decrease in interest on short-term debt is primarily due to decreases in the short-term borrowings throughout 2009 compared to 2008.

Interest on long-term debt decreased to $283,000 in 2009 from $426,000 in 2008. The decrease in interest on long-term debt is primarily due to decreases in the Hong Kong Interbank Offered Rate (“HIBOR”) and London Interbank Offered Rate (“LIBOR”) throughout 2009.

The Company had other non-operating income of $2,079,000 for the year ended December 31, 2009 which included $470,000 in foreign exchanges gains, $611,000 in gains on the disposal of property, plant and equipment, $995,000 in government supplement payments net of participating fees and miscellaneous non-operating income of $3,000. For the year ended December 31, 2008, the Company had other non-operating losses of $446,000 which included $769,000 in foreign exchanges losses, $256,000 in gains on the disposal of property, plant and equipment, $64,000 in government supplement payments net of participating fees and miscellaneous non-operating income of $3,000.

In 2009, the Company incurred net earnings of $669,000, or $0.02 basic and diluted earnings per share compared to the 2008 net loss of $4,670,000, or $0.13 basic and diluted loss per share. The net earnings in 2009 were mainly due to gains on the disposal of assets of $611,000, foreign exchange gains of $470,000 and government supplements of $995,000.

In order to conform Canadian GAAP to U.S. GAAP, the net loss would be decreased by $4,000 for the year ended December 31, 2008 reflecting the differences in the accounting for interest, financial instruments and write-downs of inventory. As a result of these adjustments, the net loss under U.S. GAAP would have been $4,666,000 for the year ended December 31, 2008. The net income for the year ended December 31, 2009 was $669,000 under both Canadian GAAP and U.S. GAAP.

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

In order to conform Canadian GAAP to U.S. GAAP, the net loss would be decreased by $4,000 for the year ended December 31, 2008 and net loss decreased by $12,000 for the year ended December 31, 2007 reflecting the differences in the accounting for interest, financial instruments and write-downs of inventory. As a result of these adjustments, the net loss under U.S. GAAP would have been $4,666,000 for the year ended December 31, 2008and the net loss would have been $3,317,000 for the year ended December 31, 2007. Basic and diluted loss per share under U.S.GAAP would have been $0.13 for the year ended December 31, 2008 compared to basic and diluted loss per share of $0.10 for the year ended December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal year ended 12/31/2009 compared with year ended 12/31/2008

In 2009, the cash surplus from operations was $3,647,000 compared to $303,000 in 2008. The Company’s cash as at December 31, 2009 was $2,488,000 compared to a balance of $192,000 at December 31, 2008, an increase of $2,296,000. The increase in cash from operations in 2009 was due to the decrease in crop cost expenditures as the Company only had 392 acres of ginseng crops under cultivation in 2009 compared to 742 acres under cultivation in 2008 including 224 acres in British Columbia.

The working capital position of the Company at December 31, 2009 was a surplus of $8,948,000 compared to a surplus of $5,456,000 at December 31, 2008. The increase in working capital is primarily due to the reduction in expenditures on ginseng crops and the proceeds from the disposition of property, plant, and equipment in British Columbia that had been reclassified as assets held for sale in 2008.

At December 31, 2009, the Company had a $500,000 revolving demand operating loan, with an interest rate of prime plus 3.75% per annum, with a Canadian chartered bank. Based on its positive cash position, the Company could not draw on this facility as of December 31, 2009. The loan availability will reduce to zero effective March 31, 2010. The Company has also fully repaid a $2,000,000 term loan, with an interest rate of prime plus 1.875% per annum, with the same Canadian chartered bank during the year ended December 31, 2009. The Company incurred interest of $37,000 (2008 - $144,000) on these loans for the year which has been included in interest on short-term debt on the statement of operations.

As of December 31, 2009, the Company had received $3,301,000 in deposits from customers. These deposits are primarily on orders that should be fulfilled in the first half of 2010.

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from a company formerly under common control of which HK$3,200,000 was repaid on August 31, 2009. As of September 1, 2009 the Company negotiated an extension of the remaining HK$51,500,000 loan facility. Under the terms of the extension, the Company will be required to repay HK$3,300,000 ($446,000) by August 31, 2010, and HK$16,700,000 ($2,254,000) by August 31, 2011. The remaining amount ($4,245,000) is to be repaid by August 31, 2012 in apportionments of HK$1,250,000 and US$3,878,000. The loan is unsecured and bears interest at 1.75% per annum over the HIBOR or LIBOR through February 28, 2010 after which it will bear interest at a flat rate of 6.25% for the duration of the loan. For the year ended December 31, 2009, the Company incurred $283,000 (2008 - $425,000, 2007 - $626,000) of interest which has been included in interest on long-term debt on the statement of operations and deficit.

Capital expenditures of $145,000 during 2009 were mainly for the purchase of dryers, equipment and a vehicle in Ontario. During the fourth quarter of 2009, the Company sold its land, buildings and all remaining production assets located near Kamloops, British Columbia. This, along with the sale of the other assets of the British Columbia operations sold earlier in the year, resulted in $2,379,000 in proceeds from the disposition of assets held for sale for the year ended December 31, 2009.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory and the current borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available or available on terms favourable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to repay its long-term debt and continue as a going concern will be dependant on the continuing support of its principal shareholder and its creditors.

As at December 31, 2009, the Company had the contractual obligations and commercial commitments outlined in the chart below: Table No. 5 Contractual Obligations

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	1-3 Years	After 3 Years
Long-term Debt (1)	$8,284,000	$1,101,000	$7,183,000	$0
Operating Leases (2)	$186,000	$93,000	$93,000	$0
Agricultural Land Leases (3)	$207,000	$129,000	$78,000	$0
Total Contractual Obligations	$8,677,000	$1,323,000	$7,354,000	$0

(1)

Long-term debt includes the loan from a company formerly under common control at an interest rate of 1.75% per annum over the HIBOR or LIBOR through February 28, 2010 after which it will bear interest at a flat rate of 6.25% for the duration of the loan. Long-term debt also includes accrued interest and estimated future interest payments on long-term debt.

(2)	Operating leases comprise of the Company’s long-term leases of equipment, office facilities and vehicles.

(3)	Agricultural land leases comprise of the Company’s land rentals in Ontario for the cultivation of ginseng.

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

The Company has no significant purchase obligations as at December 31, 2009.

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

The Company had drawn $1,060,000 of the available $2,500,000 revolving demand operating loan, with an interest rate of prime plus 1.625% per annum, with a Canadian chartered bank as of December 31, 2008. The loan availability reduced to $2,000,000 effective June 1, 2009. The Company had also fully drawn a $2,000,000 term loan, with an interest rate of prime plus 1.875% per annum, with the same Canadian chartered bank as at December 31, 2008. The loan was due in full upon the earlier of receipt of the proceeds from the sale of the Company's property near Kamloops, British Columbia or May 31, 2009. The loan was secured by the same property near Kamloops, British Columbia. The Company incurred interest of $144,000 on these loans for the year which has been included in interest on short-term debt on the statement of operations.

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

RECENT ACCOUNTING PRONOUNCEMENTS

Pronouncements from the United States

In June 2009, the FASB Codification of U.S. GAAP was launched. The FASB ASC will become the source of authoritative U.S. GAAP, it supersedes all existing accounting and reporting standards not issued by the Securities Exchange Commission (“SEC”), and all other non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for fiscal years and interim periods beginning on or after September 15, 2009. The Company has incorporated these changes into its consolidated financial statement for the year ended December 31, 2009.

In June 2009, the FASB issued an amendment to its guidance on Variable Interest Entities (“VIE”). This new guidance makes significant changes to the model for determining who should consolidate a VIE by specifically eliminating the quantitative approach and changing to a predominantly qualitative approach. This Statement is effective for fiscal years beginning on or after November 15, 2009. The Company does not expect the adoption of this amendment to have a material impact on the Company’s consolidated financial statements.

Pronouncements from Canada

During the year ended December 31, 2009, the Company adopted various accounting standards relating to goodwill and intangible assets, credit risk and the fair value of financial assets and liabilities, impaired loans and financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”). These changes are fully described in Note 3(m) of the consolidated financial statements.

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

DIRECTORS AND SENIOR MANAGEMENT

Directors

Table No. 6 lists as of February 28, 2010, the names of all the Directors of the Company. The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-laws of the Company.

Table No. 6
Directors

Name	Age	Date First Elected

Dr. Eric Littley (2)	55	June, 2001
Peter Leung (1) (2)	50	August, 2001
Steven Hsieh (1)	55	February, 2002
Wilman Wong (2)	54	November, 2005
Derek Zen	57	November, 2006
Brent Lau (1)	49	November, 2006

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

Mr. Steven Hsieh, Director of the Company, is a resident of British Columbia, Canada. Mr. Hsieh is a member of the Chartered Institute of Management Accountants, U.K., and of the Certified Financial Planners of Canada. He is in public practice as a Certified Management Accountant in Vancouver, British Columbia. Mr. Hsieh also serves as a director of Fireswirl Technologies Inc., a public company traded on the TSX Venture.

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

Mr. Brent Lau, Director of the Company, is a resident of Hong Kong. Mr. Lau has previously acted as the executive director for companies listed on the Hong Kong Stock Exchange for many years. He graduated from the University of Toronto with a Bachelor of Commerce degree and has over twenty years of experience in various senior corporate administration and operation management, money lending and securities trading business.

Officers

Table No. 7 lists as of February 28, 2010 the names of all of the Executive Officers of the Company. The Executive Officers are elected annually by the Directors following the Annual General Meeting and serve until the earlier of their resignation or termination with or without cause by the Directors. Each Executive Officer has continuously served in his respective position from the date indicated in Table No. 7 unless otherwise indicated in his resume data following Table No.7.

Table No. 7
Executive Officers

Name	Age	Title	Date First Affiliated

Wilman Wong	54	CEO & Corporate Secretary	June, 2000
Terry Luck	33	CFO	July, 2000

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

COMPENSATION

The Company has a standard arrangement for compensating its Directors for their service in their capacity as Directors. In addition, Directors may be granted stock options. Directors received compensation during the year ended December 31, 2009, for their services as a Director including committee participation and/or special assignments as described below.

The Company also grants stock options to Executive Officers and employees from time to time.

Table No. 8 lists the compensation during the year ended December 31, 2009, for Executive Officers and Directors.

Table No. 8
Director/Officer Compensation
Year Ended December 31, 2009

Officer/Director	Base Salary	Option Exercise Net Market Value	Total Compensation

Wilman Wong	$121,129	$0	$121,129
Terry Luck	92,637	0	92,637
Other Directors	26,250	0	26,250
Total	$240,016	$0	$240,016

Option Exercise Net Market Value is computed by subtracting the cost of exercising the stock option from the market value of the respective shares of common stock on the date of exercise. There were no stock options granted to officers/directors as at December 31, 2009.

No funds were set aside or accrued by the Company during the year ended December 31, 2009 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has entered into contractual agreements with the Executive Officers that will provide specific compensation in the event that the executive is terminated without cause. The executive will be entitled to three months written notice or equivalent severance pay in lieu of notice plus one month’s salary per full or partial fiscal year of employment. These payments are contingent on the executive accepting a one-year non-competition agreement as well as a non-disclosure agreement. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in the year ended December 31, 2009 to compensate such officers in the event of termination of employment as a result of termination with cause, retirement, or a change of responsibilities following a change of control.

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

EMPLOYEES

During fiscal 2009, the Company employed 12 persons on a full time basis and 57 persons on an hourly basis.

During fiscal 2008, the Company employed 19 persons on a full time basis and 156 persons on an hourly basis.

During fiscal 2007, the Company employed 23 persons on a full time basis and 122 persons on an hourly basis.

The Company is not a party to any material labour contract or collective bargaining agreement.

SHARE OWNERSHIP

Table No. 9 lists the share ownership in the Company by the Executive Officers and Directors as at February 28, 2010.

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

STOCK OPTIONS

The Company has a total of 785,000 shares reserved for issue under the Plan. As of February 28, 2010, no options to purchase shares were outstanding while 159,268 options remain available for issuance under the Plan.

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

MAJOR SHAREHOLDERS

The Company is a publicly owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. As of December 31, 2009 (latest record date), the following persons and/or companies held 5% or more beneficial interest in the Company's outstanding common stock.

ZWP Investments Limited (1)	10,047,236 (28.96%) common shares
Groove Trading Limited (1)	3,168,000 (9.13%) common shares
Hover Limited	7,011,318 (20.21%) common shares

(1)   ZWP Investments Limited and Groove Trading Limited are subsidiaries of Wai Kee.

The authorized capital of the Company consists of an unlimited number of shares of common stock without par value of which 34,698,157 were issued/outstanding as of December 31, 2009 and 21 million Series 1 non-voting, non-cumulative preferred shares convertible into common shares on a 1:1 basis of which none were issued/outstanding at December 31, 2009.

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

RELATED PARTY TRANSACTIONS

The Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT HK. Wai Kee is a Hong Kong based publicly traded company which owns 38% of the shares of the Company and has a director in common with the Company. The Company paid management fees of $114,000 for the year ended December 31, 2009 (2008 - $103,000, 2007 - $102,000) of which $17,000 remains outstanding as at December 31, 2009 (2008 - $20,000, 2007 - $14,000) and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

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

Toronto Stock Exchange Stock High/Low Prices
(CDN Cents)

Year Ended	High	Low

12/31/2009	N/A	N/A
12/31/2008	N/A	N/A
12/31/2007	N/A	N/A
12/31/2006	N/A	N/A
12/31/2005	68¢	21¢

The following tables set forth the high/low prices on NASDAQ OTC Bulletin Board for shares of the Company's common stock for each of the last five years, each of the quarters in the two most recently completed financial years and monthly for each of the most recent six months.

NASDAQ Stock High/Low Prices
(US Cents)

Year Ended	High	Low

NASDAQ OTCBB:

12/31/2009	6.0¢	0.2¢
12/31/2008	5.0¢	1.0¢
12/31/2007	12.0¢	2.0¢
12/31/2006	20.0¢	3.0¢
12/31/2005	50.0¢	11.0¢

Quarter Ended	High	Low

NASDAQ OTCBB:

12/31/2009	6.0¢	1.0¢
09/30/2009	6.0¢	0.4¢
06/30/2009	1.5¢	0.2¢
03/31/2009	1.8¢	0.2¢

12/31/2008	3.0¢	1.0¢
09/30/2008	3.0¢	1.0¢
06/30/2008	4.0¢	2.0¢
03/31/2008	5.0¢	1.0¢

Month Ended	High	Low

02/28/2010	3.0¢	2.0¢
01/31/2010	4.0¢	1.5¢

12/31/2009	2.0¢	1.0¢
11/30/2009	6.0¢	2.0¢
10/31/2009	6.0¢	4.0¢
09/30/2009	6.0¢	1.5¢

The Company's common stock is issued in registered form and the following information is taken from the records of Computershare located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

On February 28, 2010, the shareholders' list for the Company's common stock showed 1,402 registered shareholders and depositories with 34,698,157 shares outstanding of which 6% are held in Canada, 30% in the United States and 64% are held internationally. Based upon the number of proxy statements and annual reports requested by shareholders and brokers for the Company's last annual shareholders' meeting and other research, the Company believes it has in excess of 3,000 beneficial owners of its common stock.

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

(iv)	All Common Shares resulting from any conversion provided for herein shall be fully paid and non- assessable; and

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

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or an acceptable credit rating. Payments or deposits are usually received before shipments of inventory. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A minor portion of the Company’s revenues and receivables are denominated in U.S. dollars and Hong Kong dollars as well as a loan which is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposures to any one currency by repatriating any excess funds. The Company may also from time to time utilize foreign exchange contracts to hedge against exchange risks.

The Company’s revenues and earnings are also impacted by the world price of ginseng root which is determined by reference to a number of factors including the supply and demand for North American ginseng root, negotiations between buyer and seller, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currency used by the Company’s customers. A percentage change in the market price of ginseng root will tend to have a corresponding impact on the revenues reported by the Company. An increase in the selling price by $1 per pound will increase the Company’s net earnings by approximately $446,000 (based on the 2009 harvest of 446,212 pounds) and a decrease in the selling price by $1 per pound would have an equally negative impact on net earnings.

The interest income from cash and cash equivalents and the interest expense from borrowings under credit facilities are subject to interest rate changes and therefore interest income and interest expense will fluctuate directly with changes in interest rates and the amount of cash and cash equivalents and borrowing outstanding at any given time. The Company’s long-term debt reverts to a fixed interest rate effective February 28, 2010 and the final variable interest rate on the loan was established on December 31, 2009. Therefore, the Company is not exposed to any material risk in interest rate changes.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, being the year ended December 31, 2009. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2009 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission (“SEC”) rules and forms.

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

Management, with the participation of the Chief Executive Officer and Chief Financial Officer conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the management has concluded that the Company’s internal control over financial reporting as of December 31, 2009 is effective.

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

Deloitte & Touche LLP acts as the Company’s principal independent auditor for the years ended December 31, 2009 and 2008. The following table discloses the aggregate fees billed for professional services rendered by Deloitte & Touche LLP for the years ended December 31, 2009 and 2008.

	2009 CDN’ 000	2008 CDN’ 000
Audit Fees (1)	126	124
Audit -related Fees	-	-
Tax Fees (2)	19	-
All Other Fees	-	-
Total	145	124

(1)

Audit fees consist of fees for the annual audit of the Company’s consolidated financial statements and fees for reviews of interim financial statements as well as fees for services relating to the review of documents filed with the SEC up to February 28, 2010.

(2)	Tax fees consist of fees billed for withholding tax refund.

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

The Company's consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as referred to in footnotes to the audited consolidated financial statements. The value of the U.S. dollar in relationship to the Canadian dollar was approximately 1.05 as of December 31, 2009.

Audited Consolidated Financial Statements and Financial Statement Schedules:

Report of Independent Registered Chartered Accountants, dated March 9, 2010

Consolidated Balance Sheets as at December 31, 2009 and December 31, 2008

Consolidated Statements of Operations and Deficit for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

Consolidated Statements of Comprehensive Income for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

Consolidated Statements of Accumulated Other Comprehensive Income for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

Consolidated Statements of Cash Flows for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

Consolidated Statements of Crop Costs for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

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

Chai-Na-Ta Corp.
Registrant

By	“Terry Luck”
Terry Luck, Chief Financial Officer

Dated: March 26, 2010

Report of Independent Registered Chartered Accountants

and Consolidated Financial Statements

CHAI-NA-TA CORP.

(Stated in Canadian dollars)

December 31, 2009, 2008 and 2007

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors of Chai-Na-Ta Corp.

We have audited the consolidated balance sheets of Chai-Na-Ta Corp. as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income, cash flows and crop costs for each of the years in the three year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Chai-Na-Ta Corp. as at December 31, 2009 and 2008 and the results of its operations, its cash flows and its crop costs for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

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

On March 9, 2010, we reported separately to the shareholders of Chai-Na-Ta Corp. on our audits, conducted in accordance with Canadian generally accepted auditing standards, on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles, but which excluded a footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
March 9, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. The standards of the Public Company Accounting Oversight Board (United States) also require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 (m) to the financial statements relating to the adoption of Canadian Institute of Chartered Accountants Handbook Sections 3064, Goodwill and Intangible Assets; Emerging Issues Committee Abstract 173, Credit Risk and the Fair Value of Financial Assets and Liabilities; and amendments to 3025, Impaired Loans; 3855, Financial Instruments - Recognition and Measurement; and 3862, Financial Instruments -Disclosure. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated March 9, 2010 is expressed in accordance with Canadian reporting standards which do not permit or require references to such conditions and events and to such changes in accounting principles in the auditors’ report when these are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
March 9, 2010

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Stated in thousands of Canadian Dollars)

As at December 31	2009	2008
ASSETS
Current assets
Cash	$2,488	$192
Accounts receivable and other assets	13	710
Inventory (Note 12)	6,668	7,928
Ginseng crops (Notes 4 and 12)	3,898	2,722
Prepaid expenses	87	64
	13,154	11,616

Ginseng crops (Notes 4 and 12)	2,154	4,764
Prepaid expenses	28	49
Assets held for sale (Note 5)	-	1,783
Property, plant and equipment (Note 6)	2,513	2,678
	$17,849	$20,890
LIABILITIES
Current liabilities
Bank indebtedness (Note 7)	$-	$3,060
Accounts payable and accrued liabilities	459	604
Customer deposits (Note 8)	3,301	2,454
Current portion of long-term debt (Note 9)	446	42
	4,206	6,160

Long-term debt (Note 9)	6,499	8,619
Total liabilities	10,705	14,779
SHAREHOLDERS' EQUITY
Share capital (Note 10)	38,246	38,246

Contributed surplus (Note 10)	338	338

Accumulated other comprehensive income	806	442
Deficit	(32,246)	(32,915)
	(31,440)	(32,473)

Total equity	7,144	6,111
	$17,849	$20,890

Going concern (Note 1)
Commitments, contingencies and guarantees (Note 16)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

“DEREK ZEN”	“WILMAN WONG”
Derek Zen	Wilman Wong
Chairman	Chief Executive Officer

CHAI-NA-TA CORP.
Consolidated Statements of Operations and Deficit
(Stated in thousands of Canadian Dollars except per share amounts)

Years ended December 31	2009	2008	2007

Revenue	$6,941	$9,232	$7,561

Cost of goods sold
Cost of inventory sold	6,452	8,826	7,323
Shipping and handling fees	107	93	70
Write-down of inventory and ginseng crops (Note 12)	14	2,998	2,735
	6,573	11,917	10,128

Gross margin (loss)	368	(2,685)	(2,567)

Selling, general and administrative expenses (Note 13)	1,458	969	1,068
Interest on short-term debt (Note 7)	37	144	160
Interest on long-term debt (Note 9)	283	426	635
	1,778	1,539	1,863

Operating loss	(1,410)	(4,224)	(4,430)

Other income (loss) (Note 14)	2,079	(446)	1,101

NET EARNINGS (LOSS)	669	(4,670)	(3,329)

Deficit, beginning of year	(32,915)	(28,245)	(24,916)

DEFICIT, END OF YEAR	$(32,246)	$(32,915)	$(28,245)

Basic and diluted earnings (loss) per share (Note 3(i))	$0.02	$(0.13)	$(0.10)

Weighted average number of common shares used to calculate basic and diluted earnings (loss) per share (in thousands)	34,698	34,698	34,698

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Comprehensive Income
(Stated in thousands of Canadian Dollars)

Years ended December 31	2009	2008	2007

Net earnings (loss)	$669	$(4,670)	$(3,329)

Other comprehensive income (loss):
Adjustments as a result of foreign exchange translation of self-sustaining subsidiaries	364	(460)	312

Comprehensive income (loss)	$1,033	$(5,130)	$(3,017)

CHAI-NA-TA CORP.
Consolidated Statements of Accumulated Other Comprehensive Income
(Stated in thousands of Canadian Dollars)

Years ended December 31	2009	2008	2007

Balance, beginning of year	$442	$902	$590

Other comprehensive income (loss)	364	(460)	312

Balance, end of year	$806	$442	$902

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian Dollars)

Years ended December 31	2009	2008	2007

Net inflow (outflow) of cash related to the following activities:

Operating Activities
Net earnings (loss)	$669	$(4,670)	$(3,329)
Items included in net earnings (loss) not affecting cash (Note 19(a))	4,909	12,081	8,701
Changes in non-cash operating assets and liabilities (Note 19(b))	970	(1,014)	1,409
Crop cost expenditures	(2,901)	(6,094)	(6,277)
	3,647	303	504

Financing Activities
Bank indebtedness	(3,060)	(450)	(800)
Repayment of long-term debt	(527)	(155)	(299)
	(3,587)	(605)	(1,099)

Investing Activities
Purchase of property, plant and equipment	(145)	(94)	(61)
Proceeds from disposition of property, plant and equipment	7	300	488
Cash outlays included in assets held for sale	-	(27)	(5)

Proceeds from disposition of assets held for sale	2,379	-	-

	2,241	179	422

Effect of exchange rate changes on cash	(5)	8	(4)

Net increase (decrease) in cash	2,296	(115)	(177)

Cash, beginning of year	192	307	484

Cash, end of year	$2,488	$192	$307

Supplemental information:

Other cash flows:
Interest paid	$176	$1,289	$254

Non-cash investing and financing activities:
Property, plant and equipment purchases financed through equipment purchase loan agreements	$-	$45	$-

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Crop Costs
(Stated in thousands of Canadian Dollars)

Years ended December 31	2009	2008	2007

Depreciation	$307	$592	$888
Farm equipment operating costs	234	556	532
Interest on long-term debt	3	5	6
Land rental costs	202	368	548
Mulch and fertilizer	881	1,499	1,470
Office and insurance costs	86	166	168
Plant science	6	7	11
Salaries and wages	1,272	2,858	2,948
Seed	43	68	107
Small tools and supplies	19	36	45
Warehouse and dryer operations	196	534	452
	3,249	6,689	7,175

Balance, beginning of year	7,486	11,395	14,519
	10,735	18,084	21,694

Less:
Cost of crop harvested	4,630	10,233	8,603
Cost of seeds sold and available for sale	103	-	111
Crop costs reallocated to assets held for sale	-	(135)	135
Write-down of ginseng crops (Note 12)	(50)	500	1,450
Balance, end of year	6,052	7,486	11,395

Less: current portion	3,898	2,722	5,678
	$2,154	$4,764	$5,717

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

1.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced an operating loss of $1,410,000 for the year ended December 31, 2009 due to the low selling price of ginseng and has an accumulated deficit of $32,246,000 as at December 31, 2009. The Company is closely monitoring cash resources and has received significant financing from a company formerly under common control.

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
For the years ended December 31, 2009, 2008 and 2007

(a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and those of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

At December 31, 2009, the Company's effective ownership interests in these companies were as follows:

Subsidiaries

Chai-Na-Ta Farms Ltd.	100%
Chai-Na-Ta International Ltd. (Inactive)	100%
Chai-Na-Ta (Asia) Ltd. (Inactive)	100%
CNT Nominees Limited (Inactive)	100%
CNT Nutraceuticals Ltd.	100%
CNT Trading (Asia) Limited (Inactive)	100%
CNT Trading (Hong Kong) Limited	100%
Unique Formulations, Inc. (Inactive)	100%

The Company’s foreign subsidiaries are considered to be self-sustaining foreign operations. Accordingly, assets and liabilities are translated at exchange rates in effect at the balance sheet date while revenues and expenses are translated at average exchange rates prevailing during the year. The resulting translation adjustment is included in accumulated other comprehensive income until there is a reduction in the net investment.

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

The Company has designated its cash, bank indebtedness and foreign exchange forward contracts as held-for-trading, which are measured at fair market value with changes in fair value recorded in earnings. Accounts receivable are classified as loans and receivable which are measured at amortized cost. Accounts payable, accrued liabilities and long-term debt are classified as other liabilities, which are measured at amortized cost.

The Company has adopted the changes made by CICA to Section 3862, “Financial Instruments: Disclosures”, whereby an entity is required to classify and disclose the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

Level 1 – valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The required disclosures are included in Note 21.

(d)	Cash

Cash consists of cash on hand and deposits in banks.

(e)	Inventory

Inventory is valued at the lower of average cost and estimated net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Inventory written down to its estimated net realizable value can subsequently be written up to the lesser of its new estimated net realizable value or original cost.

(f)	Ginseng crops

The Company uses the full absorption costing method to value its ginseng crops. Included in crop costs are seeds, labour, applicable overhead, interest and supplies as per the consolidated statement of crop costs. Common costs are allocated in each period based on the total number of acres under cultivation during the period.

The carrying value of ginseng crops is reviewed on a regular basis for any impairment in value, using management’s best estimate as to expected future market values, yields and costs to harvest. Ginseng crops which include an impairment in value can subsequently have that impairment reversed upon a change in the factors used in management’s estimate of value.

Crop costs related to the acreage harvested and sold have been charged to cost of sales.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

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

(i)	Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of common shares by including other common share equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

A reconciliation of net loss per common share and the weighted average shares used in the earnings per share calculations for fiscal 2009, 2008 and 2007 is as follows:

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

	Net Earnings	Thousands of	Earnings
	(Loss)	Shares	(Loss)
	(numerator)	(denominator)	Per Share
2009
Basic and Diluted	$669	34,698	$0.02

2008
Basic and Diluted	$(4,670)	34,698	$(0.13)

2007
Basic and Diluted	$(3,329)	34,698	$(0.10)

The Company had no stock options outstanding as at December 31, 2009 or 2008. The 343,400 stock options to purchase shares as at December 31, 2007, were not included in the computation of diluted loss per share because their effect would have been anti-dilutive.

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

The Company periodically enters into foreign exchange forward contracts to manage foreign exchange risk associated with future debt repayments denominated in foreign currencies. Realized and unrealized gains and losses resulting from changes in the market value of these contracts are recorded as other income unless they meet specified criteria to qualify as a hedging instrument under Canadian GAAP. The Company has not had any contracts that meet the criteria for hedging instruments during the three years ended December 31, 2009.

(l)	Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation on property, plant and equipment, future income taxes, accrued liabilities and contingencies. Actual results may differ from these estimates.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

(m)	Accounting changes

On January 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard has not had a significant impact on the Company’s consolidated financial statements.

On January 20, 2009, the CICA published the Emerging Issues Committee (“EIC”) Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Liabilities". The EIC states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. This recommendation is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements ending on or after the date of issuance of the Abstract. The Company has adopted this standard and determined that it does not have a material impact on the Company’s consolidated financial statements.

On August 20, 2009, the CICA published amendments to CICA Handbook Section 3025 "Impaired Loans" and Section 3855 "Financial Instruments - Recognition and Measurement". These amendments were made to: add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category; change the categories into which a debt instrument is required or permitted to be classified; change the impairment model for held-to-maturity financial assets and; require the reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. These amendments apply to annual financial statements relating to fiscal years beginning after November 1, 2008. The Company has adopted these amended standards and determined that they do not have a material impact on the Company’s consolidated financial statements.

The Company has adopt amendments to CICA Handbook Section 3862, “Financial Instruments -Disclosure”. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosures. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. The Company has adopted these amended standards and the additional disclosures are included in Note 21.

(n)	Future changes in accounting policies

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
For the years ended December 31, 2009, 2008 and 2007

4.	GINSENG CROPS

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. However, the Company may allow crops to mature longer to allow for higher yields and additional seed harvests. Costs accumulated relating to the expected harvest in the next year have been classified as current assets. At December 31, 2009, total area under cultivation and management is 266 acres. A breakdown of acreage by year planted is as follows:

Year planted	Number of acres

2005	124
2006	33
2008	109

266

5.	ASSETS HELD FOR SALE

		2009		2008
Land, building and related assets	(a)		$-	$1,162
Machinery, equipment, sunshade and vehicles	(b)		-	621

			$-	$1,783

(a)	Land, building and related assets

Since March 2007, the Company had made available for sale its property located near Kamloops, British Columbia and has reclassified the net book value of the land, buildings, pavement, dryers and related production assets. This facility had been used as the head office for the farms operations in British Columbia. In October 2009, the Company sold the land, building and all related production assets located near Kamloops, British Columbia. These assets were sold for an amount greater than their net book value thus resulting in a gain on disposal of $281,000.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

(b)	Machinery, equipment, sunshade and vehicles

After the completion of the final harvest in British Columbia in December 2008, the Company made available for sale all of its remaining operating assets including machinery, equipment, sunshade, and vehicles. These assets were sold during 2009 for an aggregate amount greater than their net book value thus resulting in a gain on disposal of $322,000.

6.	PROPERTY, PLANT AND EQUIPMENT

	2009
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$171	$-	$171
Buildings	1,220	317	903
Dryers and related works	602	183	419
Computer equipment and software	82	73	9
Furniture and fixtures	203	188	15
Machinery and equipment	3,134	2,417	717
Sunshade	2,852	2,694	158
Vehicles	220	127	93
Pavement	47	19	28
	$8,531	$6,018	$2,513

	2008
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$171	$-	$171
Buildings	1,216	256	960
Dryers and related works	534	156	378
Computer equipment and software	109	105	4
Furniture and fixtures	203	184	19
Machinery and equipment	2,882	2,053	829
Sunshade	2,751	2,552	199
Vehicles	192	106	86
Pavement	47	15	32
	$8,105	$5,427	$2,678

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

7.	BANK INDEBTEDNESS

		2009	2008
Bank operating loan	(a)	$-	$1,060
Bank term loan	(b)	-	2,000
		$-	$3,060

(a)	Bank operating loan

At December 31, 2009, the Company had a $500,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 3.75% per annum. Based on its positive cash position, the Company could not draw on this facility as of December 31, 2009. The loan availability will reduce to zero effective March 31, 2010. During the year, the Company incurred $11,000 (2008 - $111,000) of interest which has been included in interest on short-term debt on the statement of operations and deficit.

(b)	Term loan

On September 4, 2008, the Company secured a $2,000,000 non-revolving term loan from a Canadian chartered bank with an interest rate of prime plus 1.875% per annum which was fully repaid by the due date of May 31, 2009. The loan was secured by the Company's property located near Kamloops, British Columbia. During the year, the Company incurred $26,000 (2008 -$33,000) of interest on this debt which has been included in interest on short-term debt on the statements of operations and deficit.

8.	CUSTOMER DEPOSITS

Customer deposits represent deposits received from customers to secure inventory purchase commitments prior to the actual delivery of inventory.

9.	LONG-TERM DEBT

		2009	2008

Term loan	(a)	$6,945	$8,587
Equipment purchase loans	(b)	-	74
		6,945	8,661
Less: current portion		446	42

		$6,499	$8,619

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

(a)	Term loan

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from a company formerly under common control of which HK$3,200,000 was repaid on August 31, 2009. As of September 1, 2009 the Company agreed to a three year extension of the remaining HK$51,500,000 loan facility. The loan is unsecured and bears interest at 1.75% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) through February 28, 2010 after which it will bear interest at a flat rate of 6.25% for the duration of the loan. For the year ended December 31, 2009, the company incurred $283,000 (2008 - $425,000, 2007 - $626,000) of interest which has been included in interest on long-term debt on the statement of operations and deficit.

The term loan is scheduled to be repaid over the next three years as follows (all amounts in thousands of dollars of the respective currencies):

	Schedule repayments		Canadian dollar
Year	HK$	US$	equivalents
2010	$3,300	$-	$446
2011	16,700	-	2,254
2012	1,250	3,878	4,245
	$21,250	$3,878	$6,945

(b)	Equipment purchase loans

The Company had entered into various equipment purchase loan agreements all of which have been fully repaid as at December 31, 2009. For the year ended December 31, 2009, the Company incurred $3,000 (2008 - $5,000; 2007 - $6,000) of interest which has been included in interest on long-term debt on the statement of crop costs and $NIL (2008 - $1,000, 2007 - $1,000) of interest which has been included in interest on long-term debt on the statements of crop costs.

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

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

Outstanding shares are as follows:

	Thousands of shares	Amount
Common shares

Balance at December 31, 2008 and 2009	34,698	$38,246

Contributed Surplus

Balance at December 31, 2008 and 2009		$338

11.	STOCK OPTIONS

The Company maintains a stock option plan and grants options to officers, directors and employees of the Company at market prices. A total of 785,000 shares were reserved for issue under the plan. The options vest at the date of grant and expire five years thereafter.

There are no options to purchase shares outstanding as at December 31, 2009.

Information regarding the Company's stock options for each of the periods is summarized as follows:

	Number of shares	Exercise price range ($/share)

Outstanding as at December 31, 2007	343,400	$0.73
Expired	(343,400)	0.73
Outstanding and exercisable as at December 31, 2008 and 2009	-	$-

There were no options granted or modified during the three years ended December 31, 2009.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

12.	WRITE-DOWN OF INVENTORY AND GINSENG CROPS

	2009	2008	2007

Write-down of ginseng inventory	$64	$2,498	$1,285
Reversal of prior year write-down of ginseng crops	(500)	-	-
Write-down of ginseng crops	450	500	1,450
	$14	$2,998	$2,735

For the year ended December 31, 2009, the Company recorded a reversal of the $500,000 write-down on its ginseng crops that were harvested during the last quarter of 2009. The net realizable value of the ginseng crops harvested in 2009 was higher than had been estimated at December 31, 2008 and therefore the Company reversed the entire write-down that had been recorded. The net realizable value as at December 31, 2009 was determined through sales contracts with buyers that had been agreed to during the final quarter of 2009. The Company recorded a write-down of $450,000 on its long-term ginseng crops which it intends to harvest at the end of 2011. The net realizable value of the long-term ginseng crops was estimated based on current sales prices and estimated future yields, quality and costs to bring the crops to harvest. The Company also recorded a write-down of $64,000 on ginseng fibres from prior harvests resulting in a new carrying value of zero as the ability of the Company to sell these specific ginseng fibres is uncertain.

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

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

13.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2009	2008	2007

Selling, general and administrative expenses	$928	$969	$1,068
Wind-up expenses of terminated operations	530	-	-
	$1,458	$969	$1,068

The wind-up expenses of terminated operations include all expenditures associated with closing the ginseng farm operations in British Columbia after the final harvest was completed in 2008.

14.	OTHER INCOME (LOSS)

	2009	2008	2007

Foreign exchange gain (loss)	$470	$(769)	$638
Gain on disposal of property, plant and equipment	611	256	474
Government supplements	995	64	-
Other non-operating income (expenses)	3	3	(11)

	$2,079	$(446)	$1,101

The gain on disposal of property, plant and equipment includes gains on the disposal of items that were previously reclassified as assets held for sale.

Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years, net of program participation fees and related costs.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

15.	FUTURE INCOME TAXES

Temporary differences and loss carry forwards that give rise to future income tax assets and liabilities as at December 31, 2009 and 2008 are as follows:

	2009	2008

Future income tax assets (liabilities)
Property, plant and equipment	$(41)	$71
Tax loss carryforwards	5,041	6,639
	5,000	6,710
Less: valuation allowance	5,000	6,710
Future income tax assets	$-	$-

The majority of the above differences relate to the Company’s farming operations, which are taxable on a cash basis under Canadian tax law and allow for taxable adjustments of inventory and ginseng crops at the discretion of the Company.

The provision for (recovery of) income taxes has been calculated as follows:

	2009	2008	2007

Canadian statutory tax rate	33.00%	33.00%	33.50%

Income taxes payable (recoverable) at the Canadian statutory rates	$221	$(1,541)	$(1,065)

Adjustments:
Foreign tax rate differential	(10)	34	30
Change in future income tax rates	1,477	80	200
Other	22	(57)	163
Valuation allowance	(1,710)	1,484	672
Provision for (recovery of) income taxes	$-	$-	$-

The Company’s foreign subsidiaries have tax losses available for carry forward of approximately $925,000 to reduce future taxable income, subject to the approval of the tax authorities, which can be carried forward indefinitely. The Company and domestic subsidiaries have tax losses available for carry forward of approximately $17,498,000 which can be applied to reduce future taxable income and expire at various times over the next four to twenty years.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

16.	COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a)	Operating leases and land rentals

The Company has entered into operating leases for vehicles, farming equipment and offices expiring at various times to 2012. Total future minimum payments required under these leases are as follows:

2010	$76
2011	62
2012	15
$153

The Company is committed to agricultural land rentals for the next three years as follows:

2010	$105
2011	39
2012	39
$183

The Company has incurred rental costs on operating leases and land rentals of $302,000, $476,000 and $635,000 for the years ended December 31, 2009 2008 and 2007, respectively, of which $265,000, $441,000 and, $591,000 was capitalized to crop costs for the respective years.

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

17.	FOREIGN EXCHANGE FORWARD CONTRACTS

As at December 31, 2009, the Company had entered into a forward contract with a Canadian bank to purchase US$1,400,000 on March 22, 2010 to partially fix the rate of exchange on the term loan described in Note 9(a). If the spot Canadian/US dollar exchange rate is less than or equal to $1.0625 on the contract date, the exchange rate of the purchase will be $1.0625. If the exchange rate is greater than or equal to $1.0775 on the contract date, the exchange rate of the purchase will be $1.0775. If the exchange rate is between $1.0625 and $1.0775 on the contract date, the contract will expire and a purchase obligation will not take place. At December 31, 2009, the closing exchange rate of $1.0510 resulted in a liability of $16,000 for the Company on the contract which is included in accounts payable and accrued liabilities on the balance sheet.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

As at December 31, 2008, the Company had entered into a forward contract with a Canadian bank to purchase US$2,500,000 on March 19, 2009 to partially fix the rate of exchange on the term loan described in Note 9(a). If the spot Canadian/US dollar exchange rate is less than or equal to $1.0460 on the contract date, the exchange rate of the purchase will be $1.0460. If the exchange rate is greater than or equal to $1.0600 on the contract date, the exchange rate of the purchase will be $1.0600. If the exchange rate is between $1.0460 and $1.0600 on the contract date, the contract will expire and a purchase obligation will not take place. At December 31, 2008, the closing exchange rate of $1.2180 resulted in a fair market value of this contract of $395,000 which was included in accounts receivable and other assets on the balance sheet.

18.	SEGMENTED REPORTING

The Company operates in one industry segment and two geographic regions. The geographic region that the revenue is derived from is determined by the residency of the customer. Long-lived assets consist of non-current ginseng crops and property, plant and equipment. Major customers include all customers with whom the Company has derived revenue greater than 10% of its total revenue within the reporting period. Information by geographic region is summarized as follows:

Year ended
December 31, 2009	Canada	Far East	Consolidated
Revenue - external	$1,473	$5,468	$6,941
Revenue - intercompany between regions	4,454	556
Total revenue	$5,927	$6,024
Net earnings	$605	$64	$669
Long-lived assets	$4,667	$-	$4,667

Major Customers

For the year ended December 31, 2009, consolidated revenue included sales to three customers, which accounted for $1,040,000 from the Canadian geographic region and $2,328,000 and $2,013,000, respectively, from the Far East geographic region.

Year ended
December 31, 2008	Canada	Far East	Consolidated
Revenue - external	$1,196	$8,036	$9,232
Revenue - intercompany between regions	7,002	277
Total revenue	$8,198	$8,313
Net loss	$(4,022)	$(648)	$(4,670)
Long-lived assets	$7,491	$-	$7,491

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

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

19.	OTHER INFORMATION

(a)	Items included in net loss not affecting cash

	2009	2008	2007

Depreciation and amortization	$10	$9	$16
Cost of ginseng crops sold	5,906	8,548	7,309
Write-down of inventory and crop costs net of reversals	14	2,998	2,735
Non-cash realized foreign exchange (gains) losses	(410)	782	(885)
Gain on disposal of property, plant and equipment	(611)	(256)	(474)
	$4,909	$12,081	$8,701

(b)	Changes in non-cash operating assets and liabilities

	2009	2008	2007

Accounts receivable and other assets	$302	$(259)	$123
Inventory	(16)	(9)	4
Prepaid expenses	(3)	(68)	6
Accounts payable and accrued liabilities	(161)	(744)	281
Customer deposits	848	66	995
	$970	$(1,014)	$1,409

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

20.	CAPITAL DISCLOSURES

The Company's current objective in managing capital is to safeguard the entity's ability to continue as a going concern so that in the long-term the Company can provide maximum returns for shareholders and benefits for other stakeholders. The Company includes shareholders’ equity, lease financing, term loans, bank financing, and equipment loan purchases in its definition of capital. The Company met its objective in managing capital by using funds from the sale of inventory and assets held for sale to repay debt while maintaining sufficient capital to fund operations. The Company is not subject to any externally imposed financial covenants.

21.	FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities, long-term debt and foreign exchange forward contracts. The carrying value of these instruments, other than long-term debt, approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair value of the long-term debt is not readily determinable due to the lender being a company formerly under common control.

Hierarchy of Financial Instruments

The following fair value hierarchy reflects the significance of the inputs used in making measurements of the Company’s financial instruments:

As at December 31, 2009

Financial assets	Total	Level 1	Level 2	Level 3
Cash	$2,488	$2,488	$-	$-
Foreign exchange forward contracts	-	-	-	-
	$2,488	$2,488	$-	$-
Financial liabilities
Bank indebtedness	$-	$-	$-	$-
Foreign exchange forward contracts	16	-	16	-
	$16	$-	$16	$-

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

As at December 31, 2008

Financial assets	Total	Level 1	Level 2	Level 3
Cash	$192	$192	$-	$-
Foreign exchange forward contracts	395	-	395	-
	$587	$192	$395	$-
Financial liabilities
Bank indebtedness	$3,060	$3,060	$-	$-
Foreign exchange forward contracts	-	-	-	-
	$3,060	$3,060	$-	$-

Level 1 includes financial instruments for which quoted prices in active markets exist for identical assets or liabilities. Level 2 includes financial instruments for which fair value inputs other than quoted prices are observable for the asset or liability, either directly or indirectly. Level 3 includes financial instruments for which fair value inputs are not based on observable market data. There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy during 2009.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 20. The Company’s financial obligations are due as follows:

	Total	Within 1 Month	Between 1 and 3 Months	Between 3 and 12 Months	Between 1 to 3 Years

Accounts payable	$46	$46	$-	$-	$-
Accrued liabilities	414	23	127	264	-
Interest on long-term debt	1,139	-	-	413	726
Long-term debt	6,945	-	-	446	6,499
	$8,544	$69	$127	$1,123	$7,225

Interest accrued at December 31, 2009 is included in accrued liabilities while estimated future interest payments are included in interest on long-term debt.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

Interest rate risk

Interest on the Company's line of credit and term loans were based on variable rates as described in Notes 7 and 9, respectively. At December 31, 2009, the Company has no outstanding balance on its operating loan and after March 1, 2010, the term loan will be based on a fixed rate. Therefore the Company is no longer exposed to significant interest rate risk as at December 31, 2009.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on accounts receivable from customers and on cash and foreign exchange forward contracts.

A majority of the Company's sales are made to a small number of customers that are concentrated in Asian markets. To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. As at December 31, 2009, there was $NIL in accounts receivable related to major customers (December 31, 2008 - $NIL related to major customers). As at December 31, 2009, the amount of non-current accounts receivable was $13,000. There was no impairment allowance recorded for possible non-collection of this amount as the Company considers the amount very likely to be fully collected.

The credit risk on the Company's cash and foreign exchange forward contracts are substantially minimized as they are placed in, or contracted with, large financial institutions. While the Company is exposed to credit losses due to the financial collapse by those who are custodians to the Company's cash and those that are counter parties to the foreign exchange forward contracts, the Company considers this risk quite remote.

Currency Risk

The Company is exposed to currency exchange risk as a result of its international markets and operations and due to the term loan detailed in Note 9(a). The Company periodically enters into foreign exchange forward purchase contracts to manage foreign exchange risk associated with anticipated future debt and interest payments denominated in foreign currencies.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

The Company is exposed to currency risk through the following assets and liabilities denominated in United States dollars (all assets and liabilities denominated in Hong Kong dollars have been translated to United States dollars at the rate of 7.80 to 1.00 which is a fixed rate determined by the Hong Kong Monetary Authority):

(in thousands of United States dollars)	2009	2008

Cash	$19	$28
Accounts receivable	1	-
Foreign exchange contracts	1,400	2,500
Accounts payable and accured liabilities	(208)	(50)
Long-term debt	(6,603)	(7,013)

Net exposure	$(5,391)	$(4,535)

Based on the above net exposure as at December 31, 2009, an increase in the spot Canadian/US dollar exchange rate of $0.10 would result in a foreign exchange loss of $539,000 while a decrease of $0.10 would result in a corresponding foreign exchange gain.

The Company also has foreign exchange exposure related to the foreign exchange adjustment of the deficit of self-sustaining foreign operations which is included in accumulated other comprehensive income. As a result, an increase in the spot Canadian/US dollar exchange rate of $0.10 would result in other comprehensive income of $201,000 while a decrease of $0.10 would result in a corresponding other comprehensive loss. Cumulatively, an increase in the spot Canadian/US dollar exchange rate of $0.10 would result in a decrease to comprehensive income of $338,000 while a decrease of $0.10 would result in a corresponding increase to comprehensive income.

22.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited. Wai Kee is a Hong Kong based publicly traded company which owns 38% of the shares of the Company and has a director in common with the Company. The Company paid management fees of $114,000 for the year ended December 31, 2009 (2008 - $103,000, 2007 - $102,000) of which $17,000 remains outstanding as at December 31, 2009 (2008 - $20,000, 2007 - $14,000) and is included in accounts payable and accrued liabilities on the consolidated balance sheet. This related party transaction is measured at the exchange value.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

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

b)	Accounting for Write-downs of Inventory and Ginseng Crops

Under Canadian GAAP, inventory and ginseng crops are recorded at the lower of cost or estimated net realizable value. Any write-down to estimated net realizable value can be reversed in subsequent periods if there is a change in circumstances which result in an increase in the estimated net realizable.

Under U.S. GAAP, inventory and ginseng crops are also recorded at the lower of cost or estimated net realizable value but there is no allowance to reverse a write-down to estimated net realizable value as there is under Canadian GAAP.

c)	Interest and Finance Charges

Under Canadian GAAP, interest and finance charges are presented as operating expenses and are included in the calculation of operating income.

Under U.S. GAAP, interest and finance charges would be presented as non-operating expenses and would therefore be excluded from the calculation of operating income.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

d)	Liability for Uncertain Tax Positions

As provided by Accounting Standards Codification (“ASC”) 740 Income Taxes (formerly FASB Interpretation 48 – Accounting for Uncertainty in Income Taxes), under U.S. GAAP there is a requirement to evaluate any tax positions that are uncertain and, if necessary, calculate a liability for uncertain tax positions. An analysis of the tax positions taken by the Company was completed and it was determined that there are no material tax positions that could be challenged by taxing authorities that would result in a substantial income tax liability.

Under Canadian GAAP, there is no similar standard.

e)	Recent Accounting Pronouncements

Pronouncements from the United States

In June 2009, the FASB Codification of U.S. GAAP was launched. The FASB ASC will become the source of authoritative U.S. GAAP, it supersedes all existing accounting and reporting standards not issued by the Securities Exchange Commission (“SEC”), and all other non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for fiscal years and interim periods beginning on or after September 15, 2009. The Company has incorporated these changes into its consolidated financial statement for the year ended December 31, 2009.

In June 2009, the FASB issued an amendment to its guidance on Variable Interest Entities (“VIE”). This new guidance makes significant changes to the model for determining who should consolidate a VIE by specifically eliminating the quantitative approach and changing to a predominantly qualitative approach. This Statement is effective for fiscal years beginning on or after November 15, 2009. The Company does not expect the adoption of this amendment to have a material impact on the Company’s consolidated financial statements.

Pronouncements from Canada

During the year ended December 31, 2009, the Company adopted various accounting standards relating to goodwill and intangible assets, credit risk and the fair value of financial assets and liabilities, impaired loans and financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”). These changes are fully described in Note 3(m) of the consolidated financial statements.

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
For the years ended December 31, 2009, 2008 and 2007

The difference between Canadian and U.S. GAAP and their effect on the Company’s consolidated financial statements are summarized below. All amounts except per share amounts are in thousands of Canadian dollars:

CONSOLDIATED BALANCE SHEET

		2009	2008
Assets
Inventory	- Canadian GAAP	$6,668	$7,928
	- Interest capitalized (a)	(13)	(15)
	- Write-down of inventory (b)	(486)	15
	- US GAAP	$6,169	$7,928
Ginseng crops current	- Canadian GAAP	$3,898	$2,722
	- Interest capitalized (a)	(4)	(3)
	- US GAAP	$3,894	$2,719
Ginseng crops	- Canadian GAAP	$2,154	$4,764
	- Interest capitalized (a)	(3)	(5)
	- Write-down of crop costs (b)	3	-
	- US GAAP	$2,154	$4,759

Shareholders' Equity	- Canadian GAAP	$7,144	$6,111
	- Interest capitalized (a)	(20)	(23)
	- Write-down of inventory (b)	(483)	15
	- US GAAP	$6,641	$6,103

CONSOLIDATED STATEMENT OF OPERATIONS

	2009	2008	2007

Net earnings (loss) as reported under Canadian GAAP	$669	$(4,670)	$(3,329)
Accounting for interest (a)	4	13	119
Write-down of inventoryand crop costs (b)	(499)	(9)	(111)
Other	-	-	4
Net earnings (loss) under USGAAP	174	(4,666)	(3,317)

Basic and diluted earnings (loss) per share	$0.01	$(0.13)	$(0.10)

Weighted average number of common shares (in thousands)	34,698	34,698	34,698

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2009, 2008 and 2007

CONSOLDIATED STATEMENT OF COMPREHENSIVE INCOME

	2009	2008	2007

Net earnings (loss) under US GAAP	$174	$(4,666)	$(3,317)
Other comprehensive income (loss):
Adjustments as a result of foreign exchange translation of self-sustaining subsidiaries	364	(460)	312
Comprehensive net earnings (loss) under US GAAP	$538	$(5,126)	$(3,005)

CONSOLDIATED STATEMENT OF CASH FLOWS

There is no difference in net cash flows from Operating, Financing, and Investing Activities between U.S. and Canadian GAAP.