Form 20-F/A
period 2009-12-31
CHAI NA TA CORP
filed 2011-01-27
CIK 889329

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

Date of event requiring this shell company report ................

For the transition period from ________to________

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
Yes [   ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes [   ] No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes[ X ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [ X ] Item 18 [   ]

If this is an annual report, indicated by check mark whether the registrants is a shell company
Yes[   ] No [ X ]

EXPLANATORY NOTE

This Amendment No. 1 on Form-20F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2010 (the “Original Report”), is being filed for the purpose of making a change in the Original Report pursuant to comments received from the staff of the SEC with respect to additional disclosure of the supplemental government payments and the disclosure contained in Item 15 “Controls and Procedures” and the exhibits relating to the officers certifications. The additional disclosure of the supplemental government payments and the disclosure in Item 15 “Controls and Procedures” and the exhibits relating to the officers certifications have been revised to state in accordance with such comments. Other than the foregoing items, no part of the Original Report is being amended.

This Amendment No. 1 does not include any unchanged portions of the Original Report, does not reflect any events occurring after the filing of the Original Report and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above. As a result, this Amendment No.1 continues to speak as of March 31, 2010.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

Operating Results, page 16
Fiscal year ended 12/31/2009 compared with year ended 12/31/2008

To replace paragraph 6 on page 17 with the following:

The Company had other non-operating income of $2,079,000 for the year ended December 31, 2009 which included $470,000 in foreign exchanges gains, $611,000 in gains on the disposal of property, plant and equipment, $995,000 in government supplement payments net of participating fees and miscellaneous non-operating income of $3,000. For the year ended December 31, 2008, the Company had other non-operating losses of $446,000 which included $769,000 in foreign exchanges losses, $256,000 in gains on the disposal of property, plant and equipment, $64,000 in government supplement payments net of participating fees and miscellaneous non-operating income of $3,000. Government supplement payments were from the Canadian federal government and were received as part of a program to aid agriculture businesses for losses of their margin relative to historic prices. The payment received for the year ended December 31, 2009 was from the 2007 program year. The Company does not expect a similar payment to be received for the 2008 and 2009 program years and considers these payments non-recurring.

ITEM 15	CONTROLS AND PROCEDURES

Management notes that, while they believe the Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, being the year ended December 31, 2009. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level as of December 31, 2009 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission (“SEC”) rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

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

Chai-Na-Ta Corp.
Registrant

By:	“TERRY LUCK”
Terry Luck, Chief Financial Officer

Dated: January 27, 2011