Form 20-F
period 2010-12-31
CHAI NA TA CORP
filed 2011-03-31
CIK 889329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 Or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
US GAAP [   ]   IFRS [   ]   Other [ X ]

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [ X ]   Item 18 [   ]

If this is an annual report, indicated by check mark whether the registrants is a shell company
Yes [   ]   No [ X ]

Chai-Na-Ta Corp.
FORM 20-F ANNUAL REPORT
FOR YEAR ENDED DECEMBER 31, 2010

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

SELECTED FINANCIAL DATA

The selected consolidated financial data of the Company as of and for each of the years ended December 31, 2010, 2009, 2008, 2007 and 2006 has been derived from the Company’s audited consolidated financial statements which are prepared in accordance with Canadian generally accepted accounting principles, or “Canadian GAAP”. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles, or “US GAAP”. For a discussion of the differences between Canadian GAAP and US GAAP as they relate to the Company, see note 21 to the audited consolidated financial statements, which are included in Item 17 of this annual report. The selected consolidated financial data set forth below is presented in Canadian GAAP unless otherwise indicated, and is qualified in its entirety by reference to, and should be read in conjunction with, the Company’s complete consolidated financial statements including the notes to such financial statements contained in Item 17 of this annual report. You should not take historical results as necessarily indicative of the results that may be expected for any future period.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the CDN$ against the United States Dollar (US$). At December 31, 2010, US$1.00 was equal to CDN$0.99.

Table No. 1
Selected Financial Data
(CDN$ in 000, except Earnings/Loss per Share and Share Data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006

Canadian GAAP
Revenue	8,951	6,941	9,232	7,562	5,928
Gross Profit (Loss) (2)	1,287	368	(2,685)	(2,567)	(5,541)
Operating Loss (4)	(53)	(1,410)	(4,224)	(4,430)	(7,462)
Net Income (Loss) (4)	759	669	(4,670)	(3,329)	(9,461)
Earnings (Loss) per Share – Basic and Diluted (4)	0.02	0.02	(0.13)	(0.10)	(0.27)
Weighted Average Number of Common Shares Used to Calculate Basic and Diluted	34,698	34,698	34,698	34,698	34,698
Earnings (Loss) per Share (3)
Dividends declared per Share	0	0	0	0	0

Working Capital	8,751	8,968	5,456	7,424	7,525
Ginseng Crops (1)	3,149	6,052	7,486	11,395	14,519
Capital Assets	2,232	2,513	2,678	3,795	5,793
Total Assets	12,999	17,849	20,890	25,613	29,693
Net Assets	8,014	7,144	6,111	11,242	14,258
Term Debt – Non Current	2,984	6,499	8,619	6,973	8,366
Capital Stock	38,246	38,246	38,246	38,246	38,246

US GAAP
Revenue	8,951	6,941	9,232	7,562	5,928
Net Income (Loss)	1,261	174	(4,666)	(3,317)	(9,439)
Earnings (Loss) per Share – Basic and Diluted (4)	0.04	0.01	(0.13)	(0.10)	(0.27)
Dividends declared per Share	0	0	0	0	0

Total Assets	12,999	17,346	20,882	25,600	29,669
Term Debt – Non Current	2,984	6,499	8,619	6,973	8,366
Capital Stock	38,226	38,226	38,226	38,226	38,226

1.

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. Total acreage under cultivation is 140 acres at December 31, 2010 (266 at December 31, 2009, 392 acres at December 31, 2008, 629 acres at December 31, 2007 and 966 acres at December 31, 2006). The Company values these plants at the lower of cost and net realizable value.

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

4.

During 2008, 2007 and 2006, the Company incurred write-downs of $2,998,000, $2,735,000 and $5,639,000, respectively, on inventory and crop costs which caused a significant decrease in net earnings (loss) in total and on a per share basis compared to other years.

Table No. 2 sets forth the rate of exchange for the CDN$ for the last five years and the most recent six months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of CDN$ required under that formula to buy one US$.

Table No. 2 US$/CDN$

Fiscal Year Ended	Average	High	Low	Close

12/31/2010	1.03	1.08	0.99	0.99
12/31/2009	1.14	1.30	1.03	1.05
12/31/2008	1.07	1.30	0.97	1.22
12/31/2007	1.07	1.19	0.92	0.99
12/31/2006	1.13	1.19	1.10	1.17

Month Ended		High	Low	Close

02/28/2011		1.00	0.97	0.97
01/31/2011		1.01	0.98	1.00
12/31/2010		1.02	0.99	0.99
11/30/2010		1.03	1.00	1.03
10/31/2010		1.04	1.00	1.02
09/30/2010		1.06	1.02	1.03

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

Going Concern

The Company did not plant new crops in 2009 or 2010 and is expecting to cease operations in their current form after completing the harvest in 2011 and the sale of the inventory from that harvest in 2012. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2010, the Company had an operating loss of $53,000 and net earnings of $759,000 and has an accumulated deficit of $31,487,000 as at December 31, 2010 along with positive working capital of $8,751,000 and net cash inflows for the year of $171,000. Management anticipates there will be positive cash inflows from operations for 2011 and 2012.

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

North American ginseng root prices remained at low levels in 2009 but there was a significant increase at the end of 2010. Although the Company believes that prices will be stronger in 2011 than in 2010, significant changes in the supply of or demand for North American ginseng may adversely impact the price of ginseng roots and have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

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

Availability of Suitable Land

The Company leases approximately 163 acres and owns 50 acres of farm land in Canada of which 140 acres are currently under ginseng cultivation. Generally, the Company uses farm land only for one ginseng crop as it is generally believed that ginseng depletes the soil of nutrients necessary for a second successful ginseng crop.

Since the Company does not plan to make any additional plantings, the availability of suitable farm land will no longer have an effect on the Company's business, financial condition, operating results and cash flows.

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

The Company’s product is typically sold to major ginseng brokers in Hong Kong or Canada and a limited number of smaller direct customers. During the years ended December 31, 2010, 2009 and 2008, the Company had sales of approximately 89% to its top four customers, approximately 78% to its top three customers, and approximately 87% to its top three customers in each year, respectively. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

During the years ended December 31, 2010, 2009 and 2008, the Company had sales of approximately 57%, 79% and 87% to customers in the Hong Kong and China geographic region. Although the Company sold a smaller proportion of its inventory to customers in Hong Kong and China in 2010, the Company believes that the majority of its domestic customers will resell the product in Hong Kong and China. The Company expects sales to markets in Hong Kong and China to continue to represent the majority of the Company’s sales. Any adverse change in the demand for ginseng in Hong Kong and China may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

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

Foreign Exchange

The Company transacts primarily in US$, CDN$ and Hong Kong dollar (“HK$”) denominations. The Hong Kong Monetary Authority has set up a linked exchange rate system in which the HK$ is limited to a trading range of HK$7.75 – HK$7.85 against the US$. The Company’s long-term debt is denominated in US$. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by engaging in foreign exchange contracts and by repatriating any excess funds. Fluctuations in currency exchange rates, particularly the weakening or strengthening of the US$ against the CDN$ could have a significant impact on our results of operations.

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

Financing of Current Operations

The Company relies on the sale of inventory to fund the maintenance and harvest of ginseng crops that will be harvested in the future. To fund current operations the Company will first try and sell inventory but if the Company cannot reach acceptable selling terms the Company will attempt to fund current operations with additional financing. There can be no assurance that such financing will be available or available on acceptable terms. This could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

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

Directors, Officers and Key Employees

The success of the Company is currently largely dependent on the performance of its officers and key senior management. The loss of the services of these persons will have a materially adverse effect on the Company’s business and prospects. The Company has offered retention bonuses to its officers and key senior management in an effort to ensure that they will stay with the Company through the expected final harvest in 2011 and the sale of inventory from that harvest in 2012. There is no assurance the Company can maintain the services of its officers and key senior management or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers to the date hereof. The loss of any key officer or employee of the Company could have an adverse impact on the Company, its business and its financial position.

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

The Company’s wholly-owned subsidiary, Chai-Na-Ta Farms Ltd. (“CNT Farms”) is headquartered in Richmond, British Columbia and carries out the planting, growing and harvesting of the Company’s ginseng crops. CNT Farms also handles the storage of the Company’s root inventory and manages the distribution of inventory directly to local customers or to customers in Asia through its wholly-owned subsidiary, CNT Trading (Hong Kong) Limited (“CNT HK”). CNT Farms also carries out crop research through its agricultural staff.

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

The Company incorporated its wholly-owned subsidiary, CNT Nutraceuticals Ltd. (“CNTN”) on February 3, 2004 to operate a showroom in Richmond, British Columbia and carry out direct marketing and sales of graded roots and ginseng-based value-added products to customers in Canada. The direct marketing and operation of the showroom were scaled down in 2005 due to cash flow restraints. The operations of CNTN is now limited to selling its existing inventory.

The Company’s principal capital expenditures incurred during 2010, 2009 and 2008 were $86,000, $145,000, and $139,000, respectively, which related to purchases of property, plant and equipment located in Canada.

Financing

On September 1, 2009 the Company agreed to an extension of an existing HK$51,500,000 loan facility from More Growth Finance Limited (“More Growth”). The Company has repaid HK$21,125,000 ($2,820,000) and US$878,000 ($892,000) during the year ended December 31, 2010 bringing the balance due down to US$3,000,000 ($2,984,000) at December 31, 2010. The loan is unsecured and bears interest at 6.25% per annum. The remaining portion of the loan is due on September 1, 2012; however, the Company repaid the remaining balance of the loan in the first quarter of 2011.

At December 31, 2009, the Company had a $500,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 3.75% per annum. Based on its positive cash position, the Company could not draw on this facility as of December 31, 2009. The loan availability reduced to zero effective March 31, 2010. As at December 31, 2010, $NIL (2009 - $NIL, 2008 - $1,060,000) had been drawn under the operating loan.

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

As at December 31, 2009, the Company has under lease 163 acres and owns 50 acres of farmland of which 140 are under ginseng cultivation in Ontario. The southern region of Ontario has abundant farm land that could be used for ginseng farming and lease costs are relatively low. This availability is important because farm land is usually used for only one ginseng crop, the growing of which is generally believed to deplete the soil of nutrients necessary for a second successful ginseng crop.

Due to the low prices for the 2008 harvest in both British Columbia and in Ontario and the 2009 harvest in Ontario, the Company decided not to plant new crops in Ontario in 2009 or 2010. Despite the significant improvement in ginseng prices for the 2010 harvest and the improvement in both the yield and quality of its roots, the Company is planning to cease operations in their current form after completing the harvest in 2011 and the sale of the inventory from that harvest in 2012

Table No. 3 Ginseng Farming Operations

Calendar	New Acreage Planted	Total Acres Under Cultivation	Acres Harvested	Harvest Yield in lbs Per Acre	Total Harvest in lbs
2010	0	140	126	4,345	544,940
2009	0	266	126	3,541	446,212
2008	109	392	350	2,824	988,456
2007	0	629	332	2,767	918,963
2006	40	966	311	2,576	801,662
2005	188	1,240	352	2,240	787,402
2004	460	1,431	240	2,116	506,626
2003	354	1,211	370	2,096	775,630
2002	304	1,284	359	2,666	956,996
2001	329	1,339	346	2,816	975,577

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

The Company competes through the production of high quality products, lower production costs achieved through economies of scale and an extensive marketing and distribution network serving customers in Hong Kong and China.

Marketing and Customers

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers. The marketing efforts to customers in Hong Kong and the Far East, primarily mainland China, are conducted through the Company’s wholly-owned subsidiary CNT HK. During the years ended December 31, 2010, 2009 and 2008, the Company had sales of approximately 57%, 63% and 87%, respectively, to its major customers located in Hong Kong. Although the Company believes that a limited number of customers will continue to represent a significant portion of its total revenue, the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply.

Transfer prices between all the companies in the group are determined based on estimated world market prices at the transaction dates. Market prices are established with reference to various ginseng brokers in Hong Kong and comparable sales to third parties.

Manufacturing/Processing

Canadian farming and processing operations, conducted through the Company’s wholly-owned subsidiary, CNT Farms., consist of farming, including cultivation, harvesting, washing and drying the root prior to export or sale to the local market. Substantially, all of the Company’s sales during 2010, 2009 and 2008 involved the sale of bulk root.

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

During 2010, the Company earned $3.8 million in sales in Canada, and $5.1 million in sales in Hong Kong and China.

During 2009, the Company earned $1.5 million in sales in Canada, and $5.4 million in sales in Hong Kong and China.

During 2008, the Company earned $1.2 million in sales in Canada, and $8.0 million in sales in Hong Kong and China.

As at December 31, 2010, 2009 and 2008, 100% of the Company’s long lived assets were in Canada.

Staffing

As at December 31, 2010, the Company employed 9 salaried full-time people in its operations world-wide. The Company may hire up to 39 persons for seasonal work in the ginseng farms and for production work in its processing facilities.

Seasonality

The Company’s business is highly seasonal, with harvesting and planting activities typically occur during the last two quarters of each year. Historically, fall harvests were sold primarily during the first two quarters of the subsequent year leading to significant seasonal variations in the volume of sales, inventory and crop costs.

ORGANIZATIONAL STRUCTURE

As at December 31, 2005, Road King, through its subsidiary Herb King International Limited, held about 77% of the Company’s issued and outstanding common shares and 100% of the Company’s issued and outstanding preferred shares. On September 1, 2006, Herb King exercised its right to convert 10,399,149 preferred shares of the Company into an equivalent number of common shares, thereby raising its holdings of the Company’s common shares to 84%. On December 7, 2006, Road King distributed its entire holding of the common shares of the Company to its shareholders by way of a special interim dividend. As a result of the distribution, Wai Kee Holdings Limited (“Wai Kee”) became the largest single shareholder of the Company and holds about 46% of the Company’s issued and outstanding common shares as at December 31, 2010, up from the 38% held as at December 31, 2009 and December 31, 2008. Wai Kee is a Hong Kong based publicly traded company, with its core business in investment holdings.

As of December 31, 2010 the Company has the following wholly-owned subsidiaries:

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

The Company holds 163 gross acres of farmland under lease in Ontario (Table No. 4) and owns a 50 acre farm near Otterville, Ontario. All Ontario harvested roots have been processed in on-site facilities, thereby reducing transportation and handling costs. Currently, 140 acres of the agricultural land held by the Company is under cultivation for the production of ginseng.

The Company cultivates ginseng primarily on leased land. Agricultural land is normally leased for a five year period and land rentals range from $300 - $400 per year per acre.

Table No. 4
Agricultural Land Leases

Name	Location	Gross Acreage	Expiration

Ash	Norwich, Ontario	5.3	12/31/2011
Grim	Otterville, Ontario	77.5	12/31/2012
Maitz	Norwich, Ontario	31.5	12/31/2011
Pargauskas	Norwich, Ontario	48.7	12/31/2012
		163.0

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OPERATING RESULTS

Fiscal year ended 12/31/2010 compared with year ended 12/31/2009

Revenue increased 29% to $8,951,000 in 2010 from $6,941,000 in 2009. The Company’s average selling price increased to $10.25 per pound compared to $8.50 per pound in 2009 and the Company’s volume of sales increased by 8% in 2010 to 858,000 pounds compared to 798,000 pounds in 2009. The 2010 sales included 510,000 pounds of root harvested in 2009 and 2010 and 348,000 pounds of root harvested in 2008 and earlier periods. The 2009 and 2010 harvested root achieved an average selling price of $13.00 per pound while the 2008 and early harvested root achieved lower selling prices. Since the selling price on 2008 and earlier harvests was lower than 2009 and 2010 harvest, this resulted in a lower average selling price than the Company would have achieved in 2010. The increase in volume was primarily due to customers not taking delivery of the 348,000 pounds of inventory from 2008 and earlier harvests until 2010. The Company expects that the volume of sales will be significantly lower in 2011 as all of the inventory from 2009 and earlier harvests has been sold and all that remains is 480,000 pounds of inventory harvested in 2010. However, the Company expects that total revenue will approximate the current year’s amount as there will be a significant increase in the average selling price due to an increase in quality of the Company’s product and an overall increase in market demand.

Cost of goods sold was 86% of sales revenue in 2010 compared to 95% of sales revenue in 2009; therefore gross margin was 14% of revenue in 2010 compared to 5% in 2009. In 2010, the gross margin was primarily due to the increased average selling price on inventory sold from the 2010 harvest. In 2009, the gross margin was primarily due to the fulfillment of a contract made with a Canadian customer for the supply of ginseng prongs and fibres.

The Company harvested 545,000 pounds of root in 2010, an increase of 22% from 446,000 pounds in 2009. In 2010, the Company harvested 125 acres for a yield of 4,345 pounds per acre, while in 2009 the Company harvested 127 acres for a yield of 3,513 pounds per acre. The increase in yield is a result of enhanced crop management techniques and because virtually all of the crops harvested in 2010 harvest were five years old.

The Company recorded a write-down on the ginseng crops that will be harvested in 2011 of $170,000 for the year ended December 31, 2010 due to frost damage which reduced the expected yield and thus reduced their net realizable value. The net realizable value of the ginseng crops was estimated based on the estimated yield and quality of the crops upon harvest, accumulated costs, estimated additional costs required to bring the crops to harvest and current and projected selling prices.

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

Selling, general and administrative expenses decreased to $957,000 in 2010 compared to $1,458,000 in 2009. For 2010, this amount included $151,000 in retention bonuses for management and staff of which $4,000 was paid and $147,000 was accrued as at December 31, 2010. For 2009, the selling, general and administrative expenses included $530,000 in costs related to the wind-up of the farming operations in British Columbia. Therefore, taking into account these non-recurring items, the Company reduced its other selling, general and administrative expenses by 13% to $806,000 in 2010 from $928,000 in 2009. The Company expects that its total selling, general and administrative expenses will increase in 2011 due to the accrual of retention bonuses.

The interest on short-term debt was zero in 2010 as all short-term borrowings were repaid in 2009 and no new facilities were required subsequent to 2009.

Interest on long-term debt increased to $383,000 in 2010 compared to $283,000 in 2009. The increase in interest on long-term debt is primarily due to its debt facilities converting to a fixed interest rate on March 1, 2010 compared to a variable interest rate, which was at historically low levels, throughout 2009. Since the Company has repaid the remaining amount of the loan in early 2011, interest on long-term debt in 2011 is expected to be minimal.

The Company had other non-operating income of $812,000 for the year ended December 31, 2010 which included $69,000 in foreign exchanges gains, $591,000 in gains on the disposal of property, plant and equipment, $138,000 in government supplement payments net of participating fees and miscellaneous non-operating income of $14,000. For the year ended December 31, 2009, the Company had other non-operating income of $2,079,000 which included $470,000 in foreign exchange gains, $611,000 in gains on the disposal of property, plant and equipment, $995,000 in government supplement payments net of participating fees and miscellaneous non-operating income of $3,000. Government supplement payments were from the Canadian federal government and were received as part of a program to aid agriculture businesses for losses of their margin relative to historic prices. The payment received for the year ended December 31, 2009 was from the 2007 program year and the payment received for the year ended December 31, 2010 was also from the 2007 program year as the Company filed an adjustment to its initial submission. The Company does not expect a similar payment to be received for the 2008 and 2009 program years and considers these payments non-recurring.

In 2010, the Company achieved net earnings of $759,000, or $0.02 basic and diluted earnings per share compared to the 2009 net earnings of $669,000, or $0.02 basic and diluted loss per share.

In order to conform Canadian GAAP to US GAAP, the net earnings would be increased by $502,000 for the year ended December 31, 2010 reflecting the differences in the accounting for interest, financial instruments and write-downs of inventory. As a result of these adjustments, the net earnings under US GAAP would have been $1,261,000 for the year ended December 31, 2010. The net earnings would be decreased by $497,000 under US GAAP for the year ended December 31, 2009 and as a result of these adjustments, the net earnings under US GAAP would have been $172,000 for the year ended December 31, 2009.

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

The Company harvested 446,000 pounds of root in 2009, a decrease of 55% from 988,000 pounds in 2008 when the Company harvested roots from both Ontario and British Columbia. The Company harvested 340,000 pounds in Ontario in 2008 so there was a 31% increase in total yield in Ontario in 2009. In 2009, the Company harvested 127 acres in Ontario resulting in an average yield of 3,513 pounds per acre. In 2008, the Company harvested a total of 350 acres in British Columbia and Ontario, with an average yield of 2,824 pounds per acre including 126 acres in Ontario with an average yield of 2,700 pounds per acre. The higher average yield in 2009 was mainly due to the harvest of 70 acres of five-year-old roots. The Company’s production cost decreased to $10 per pound in 2009 compared to $12 per pound in 2008 also due to the higher yields per acre.

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

Selling, general and administrative expenses totalled $1,458,000 in 2009 including $530,000 in costs related to the wind-up of the farming operations in British Columbia. The remaining $928,000 in expenses was a 4% decrease from the $969,000 in expenses incurred during 2008.

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

Reconciling from Canadian GAAP to US GAAP, the net earnings would be decreased by $497,000 for the year ended December 31, 2009 reflecting the differences in the accounting for interest, financial instruments and write-downs of inventory. As a result of these adjustments, the net earnings under US GAAP would have been $172,000 for the year ended December 31, 2009. The net loss would be decreased by $4,000 under US GAAP for the year ended December 31, 2008 and as a result of these adjustments, the net loss under US GAAP would have been $4,666,000 for the year ended December 31, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal year ended 12/31/2010 compared with year ended 12/31/2009

In 2010, the cash provided by operations was $3,325,000 compared to $3,647,000 in 2009. The Company’s cash as at December 31, 2010 was $2,659,000 compared to a balance of $2,488,000 at December 31, 2009, an increase of $171,000. The slight increase in cash in 2010 was due to the $645,000 in proceeds from the disposition of property, plant and equipment.

As of December 31, 2010, the Company had received $1,479,000 in deposits from customers. These deposits are on orders that should be fulfilled in the first half of 2011.

The working capital position of the Company at December 31, 2010 was a surplus of $8,751,000 compared to a surplus of $8,948,000 at December 31, 2009, a decrease of $197,000. This decrease in working capital is due to the repayment of long-term debt of $3,712,000 in 2010.

On September 1, 2009 the Company agreed to an extension of an existing HK$51,500,000 loan facility from More Growth Finance Limited (“More Growth”). The Company has repaid HK$21,125,000 ($2,820,000) and US$878,000 ($892,000) during the year ended December 31, 2010 bringing the balance due down to US$3,000,000 ($2,984,000) at December 31, 2010. The Company incurred $383,000 (2009 - $283,000) of interest which has been included in interest on long-term debt on the statement of operations and deficit. The remaining portion of the loan is due on September 1, 2012; however, subsequent to the end of the reporting period, the Company repaid the remaining balance of the loan.

Capital expenditures of $86,000 during 2010 were for the purchase of equipment for the Ontario farming operations. During the year, the Company sold excess sunshade and equipment in Ontario and received proceeds from their disposition of $645,000.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory and the current borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months.

As at December 31, 2010, the Company had the contractual obligations and commercial commitments outlined in the chart below:

Table No. 5
Contractual Obligations

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	1-3 Years	After 3 Years
Long-term Debt (1)	$3,005,000	$3,005,000	$0	$0
Operating Leases (2)	$110,000	$88,000	$22,000	$0
Agricultural Land Leases (3)	$91,000	$52,000	$39,000	$0
Total Contractual Obligations	$3,206,000	$3,145,000	$61,000	$0

(1)	Long-term debt includes the loan from More Growth at a rate of 6.25% and also includes accrued interest and estimated future interest payments.

(2)	Operating leases comprise of the Company’s long-term leases of equipment, office facilities and vehicles.

(3)

Agricultural land leases comprise of the Company’s land rentals in Ontario for the cultivation of ginseng. The Company’s commitment to agriculture land rentals for 2012 can be alleviated upon completion of the harvest of the ginseng crops in 2011 and after notification has been given to the respective landlords.

The following commitments are not included in the Contractual Obligations table above:

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The Company expects that it will harvest all its remaining ginseng crops in 2011. The cost of maintaining these crops is financed through the sale of inventory and available bank borrowings. This commitment is not included in the Contractual Obligations table.

The Company does not have any off balance sheet arrangements as defined in Item 5(e) of Form 20-F.

The Company has no significant purchase obligations as at December 31, 2010.

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

At December 31, 2009, the Company had a $500,000 revolving demand operating loan, with an interest rate of prime plus 3.75% per annum, with a Canadian chartered bank. Based on its positive cash position, the Company could not draw on this facility as of December 31, 2009. The loan availability reduced to zero effective March 31, 2010. The Company also fully repaid a $2,000,000 term loan, with an interest rate of prime plus 1.875% per annum, with the same Canadian chartered bank during the year ended December 31, 2009. The Company incurred interest of $37,000 (2008 - $144,000) on these loans for the year which has been included in interest on short-term debt on the statement of operations.

As of December 31, 2009, the Company had received $3,301,000 in deposits from customers. These deposits are primarily on orders that were fulfilled in 2010.

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

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. During the harvest period each autumn, the Company grades its inventory based on these qualitative factors and receives bids from its various customers for each inventory lot. For inventory that is contracted to a customer, the agreed selling price is used to determine net realizable value. For any inventory not yet contracted, the Company estimates its net realizable value primarily based on the most recent unaccepted bids from customers. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

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

RECENT ACCOUNTING PRONOUNCEMENTS

Pronouncements from the United States

In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures about Fair Value Measurements," which amends ASC 820 to add new requirements for disclosures about transfers into and out of Level 1 and 2 measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. This ASU also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, this ASU amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. This standard is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the required provisions of this standard during the first quarter of 2010.

Future change in accounting policies

In April 2008, the Canadian Accounting Standards Board confirmed that on January 1, 2011 Canadian GAAP will be replaced by International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. Management initiated its IFRS changeover plan in 2009 but has now suspended its changeover to IFRS and intends to convert to US GAAP instead of IFRS on January 1, 2011. Management believes that the conversion to US GAAP will be much less onerous and costly as the Company already reconciles to US GAAP annually as part of its filings with the United States Securities Exchange Commission.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

Table No. 6 lists as of February 28, 2011, the names of all the Directors of the Company. The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-laws of the Company.

	Table No. 6
	Directors

Name	Age	Date First Elected

Dr. Eric Littley (2)	56	June, 2001
Peter Leung (1) (2)	51	August, 2001
Steven Hsieh (1)	56	February, 2002
Wilman Wong (2)	55	November, 2005
Derek Zen	58	November, 2006
Brent Lau (1)	50	November, 2006

(1)	Member of the Audit Committee
(2)	Member of the Farm Review Committee

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

Officers

Table No. 7 lists as of February 28, 2011 the names of all of the Executive Officers of the Company. The Executive Officers are elected annually by the Directors following the Annual General Meeting and serve until the earlier of their resignation or termination with or without cause by the Directors. Each Executive Officer has continuously served in his respective position from the date indicated in Table No. 7 unless otherwise indicated in his resume data following Table No.7.

Table No. 7
Executive Officers

Name	Age	Title	Date First Affiliated

Wilman Wong	55	CEO & Corporate Secretary	June, 2000
Terry Luck	34	CFO	July, 2000

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

Mr. Terry Luck, Chief Financial Officer, and an Officer of the Company, is a resident of British Columbia, Canada. Mr. Luck is a Certified General Accountant with over ten years of experience in accounting, treasury, financial management and taxation. Mr. Luck was appointed to the position of Chief Financial Officer in May 2007.

There are no arrangements or understanding between any two or more Directors or Executive Officers.

COMPENSATION

The Company has a standard arrangement for compensating its Directors for their service in their capacity as Directors. In addition, Directors may be granted stock options. Directors received compensation during the year ended December 31, 2010, for their services as a Director including committee participation and/or special assignments as described below.

The Company also grants stock options to Executive Officers and employees from time to time.

Table No. 8 lists the compensation during the year ended December 31, 2010, for Executive Officers and Directors.

Table No. 8 Director/Officer Compensation Year Ended December 31, 2010

Officer/Director	Base Salary	Option Exercise Net Market Value	Total Compensation

Wilman Wong	$121,844	$0	$121,844
Terry Luck	94,926	0	94,926
Other Directors	26,750	0	26,750
Total	$243,520	$0	$243,520

Option Exercise Net Market Value is computed by subtracting the cost of exercising the stock option from the market value of the respective shares of common stock on the date of exercise. There were no stock options granted to officers/directors as at December 31, 2010.

The Company accrued $30,000 and $24,000 in retention bonuses for the Chief Executive Officer and the Chief Financial Officer, respectively, as at December 31, 2010 as part of a Company wide plan to retain management and staff through the expected final harvest in 2011 and the subsequent sale of the inventory in 2012. No other funds were set aside or accrued by the Company during the year ended December 31, 2010 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has entered into contractual agreements with the Executive Officers that will provide specific compensation in the event that the executive is terminated without cause. The executive will be entitled to three months written notice or equivalent severance pay in lieu of notice plus one month’s salary per full or partial fiscal year of employment. These payments are contingent on the executive accepting a one-year non-competition agreement as well as a non-disclosure agreement. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in the year ended December 31, 2010 to compensate such officers in the event of termination of employment as a result of termination with cause, retirement, or a change of responsibilities following a change of control.

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

EMPLOYEES

During 2010, the Company employed 9 persons on a full time basis and 41 persons on an hourly basis. During 2009, the Company employed 12 persons on a full time basis and 57 persons on an hourly basis. During 2008, the Company employed 19 persons on a full time basis and 156 persons on an hourly basis. The Company is not a party to any material labour contract or collective bargaining agreement.

SHARE OWNERSHIP

Table No. 9 lists the share ownership in the Company by the Executive Officers and Directors as at February 28, 2011.

Table No. 9
Share Ownership of Directors/Officers as at February 28, 2009

Officer/Director	Title	Approximate Number of Shares
Derek Zen	Director	(1)
Wilman Wong	CEO/Corporate Secretary	-
Terry Luck	CFO	-
Other Directors		2,000

(1)

12,858,415 and 3,168,000 common shares of the Company are owned by ZWP Investments Limited and Groove Trading Limited, respectively, of which Derek Zen is a Director. Derek Zen holds 253,728 common shares of the Company.

STOCK OPTIONS

The Company has a total of 785,000 shares reserved for issue under the Plan. As of February 28, 2011, no options to purchase shares were outstanding while 159,268 options remain available for issuance under the Plan.

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

MAJOR SHAREHOLDERS

The Company is a publicly owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. As of December 31, 2010 (latest record date), the following persons and/or companies held 5% or more beneficial interest in the Company's outstanding common stock.

ZWP Investments Limited (1)	12,858,415 (37.06%) common shares
Groove Trading Limited (1)	3,168,000 (9.13%) common shares
Hover Limited	7,011,318 (20.21%) common shares

(1)	ZWP Investments Limited and Groove Trading Limited are subsidiaries of Wai Kee.

The authorized capital of the Company consists of an unlimited number of shares of common stock without par value of which 34,698,157 were issued/outstanding as of December 31, 2010 and 21 million Series 1 non-voting, non-cumulative preferred shares convertible into common shares on a 1:1 basis of which none were issued/outstanding at December 31, 2010.

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

RELATED PARTY TRANSACTIONS

The Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. Wai Kee is a Hong Kong based publicly traded company which owns 46% of the shares of the Company and has a director in common with the Company. The Company paid management fees of $63,000 for the year ended December 31, 2010 (2009 - $114,000, 2008 - $103,000) of which $10,000 remains outstanding as at December 31, 2010 (2009 - $17,000, 2008 - $20,000) and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

ITEM 8	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

The Company's audited consolidated financial statements are set forth under Item 17.

Legal Proceedings

None.

Export Sales

Information regarding our export sales is provided under ‘Segmented Reporting’ in the notes to the Consolidation Financial Statements under Item 17. Export sales are comprised of the external revenue from the Hong Kong and People’s Republic of China geographic region.

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

NASDAQ Stock High/Low Prices
(US Cents)

Year Ended	High	Low

NASDAQ OTCBB:

12/31/2010	5.0¢	1.2¢
12/31/2009	6.0¢	0.2¢
12/31/2008	5.0¢	1.0¢
12/31/2007	12.0¢	2.0¢
12/31/2006	20.0¢	3.0¢
12/31/2005	50.0¢	11.0¢

Quarter Ended	High	Low

NASDAQ OTCBB:

12/31/2010	5.0¢	2.0¢
09/30/2010	5.0¢	1.2¢
06/30/2010	1.5¢	0.2¢
03/31/2010	1.8¢	0.2¢

12/31/2009	6.0¢	1.0¢
09/30/2009	6.0¢	0.4¢
06/30/2009	2.0¢	3.0¢
03/31/2009	2.0¢	3.9¢

Month Ended	High	Low

02/28/2011	5.0¢	4.0¢
01/31/2011	5.0¢	4.0¢

12/31/2010	5.0¢	3.0¢
11/30/2010	2.0¢	4.5¢
10/31/2010	2.0¢	2.0¢
09/30/2010	5.0¢	2.0¢

The Company's common stock is issued in registered form and the following information is taken from the records of Computershare located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

On February 28, 2011, the shareholders' list for the Company's common stock showed 1,298 registered shareholders and depositories with 34,698,157 shares outstanding of which 5% are held in Canada, 31% in the United States and 64% are held internationally. Based upon the number of proxy statements and annual reports requested by shareholders and brokers for the Company's last annual shareholders' meeting and other research, the Company believes it has in excess of 3,000 beneficial owners of its common stock.

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

(iv)	All Common Shares resulting from any conversion provided for herein shall be fully paid and non-assessable; and

(v)

In the event that the Preferred Shares, Series 1 or the Common Shares are at any time subdivided, consolidated or changed into a greater or lesser number of shares of the same or another class, an appropriate adjustment shall be made in the rights and conditions attached to the Preferred Shares,Series 1 so as to maintain the relative rights of the holders of those shares.

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

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or an acceptable credit rating. Payments or deposits are usually received before shipments of inventory. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. The Company identifies Canada as the primary economic environment in which it operates and uses the CDN$ as its functional currency. A minor portion of the Company’s revenues are denominated in Hong Kong dollars as well as a loan which is denominated in Hong Kong dollars.

The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposures to any one currency by repatriating any excess funds. The Company may also from time to time utilize foreign exchange contracts to hedge against exchange risks. The Company has a US$ net liability exposure of US$554,000 ($551,000) as at December 31, 2010. Based on this net exposure an increase in the spot CDN$/US$ exchange rate of $0.10 would result in a foreign exchange loss of $55,000 while a decrease of $0.10 would result in a corresponding foreign exchange gain. The Company also has foreign exchange exposure related to the foreign exchange adjustment of the deficit of self-sustaining foreign operations which is included in accumulated other comprehensive income. As a result, an increase in the spot CDN$/US$ exchange rate of $0.10 would result in other comprehensive income of $195,000 while a decrease of $0.10 would result in a corresponding other comprehensive loss. Cumulatively, an increase in the spot CDN$/US$ exchange rate of $0.10 would result in an increase to comprehensive income of $140,000 while a decrease of $0.10 would result in a corresponding decrease to comprehensive income.

The Company’s revenues and earnings are also impacted by the world price of ginseng root which is determined by reference to a number of factors including the supply and demand for North American ginseng root, negotiations between buyer and seller, the quality and aesthetic characteristics of the root and the relative strength of the CDN$ to the currency used by the Company’s customers. A percentage change in the market price of ginseng root will tend to have a corresponding impact on the revenues reported by the Company. An increase in the selling price by $1 per pound will increase the Company’s net earnings by approximately $545,000 (based on the 2010 harvest of 545,000 pounds) and a decrease in the selling price by $1 per pound would have an equally negative impact on net earnings.

The interest income from cash and cash equivalents and the interest expense from borrowings under credit facilities are subject to interest rate changes and therefore interest income and interest expense will fluctuate directly with changes in interest rates and the amount of cash and cash equivalents and borrowing outstanding at any given time. The Company’s long-term debt reverted to a fixed interest rate effective February 28, 2010 and therefore, the Company is not exposed to any material risk in interest rate changes.

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

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, being the year ended December 31, 2010. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level as of December 31, 2010 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission (“SEC”) rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management, with the participation of the Chief Executive Officer and Chief Financial Officer conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the management has concluded that the Company’s internal control over financial reporting as of December 31, 2010 is effective.

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

Deloitte & Touche LLP acts as the Company’s principal independent auditor for the years ended December 31, 2010 and 2009. The following table discloses the aggregate fees billed for professional services rendered by Deloitte & Touche LLP for the years ended December 31, 2010 and 2009.

	2010 CDN’000	2009 CDN’000
Audit Fees (1)	126	126
Audit -related Fees	-	-
Tax Fees (2)	-	19
All Other Fees	-	-
Total	126	145

(1)

Audit fees consist of fees for the annual audit of the Company’s consolidated financial statements and fees for reviews of interim financial statements as well as fees for services relating to the review of documents filed with the SEC up to February 28, 2011.

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

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G	CORPORATE GOVERNANCE

Not applicable

PART III

ITEM 17	FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in CDN$s and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as referred to in footnotes to the audited consolidated financial statements.

Audited Consolidated Financial Statements and Financial Statement Schedules:

Report of Independent Registered Chartered Accountants, dated March 15, 2011

Consolidated Balance Sheets as at December 31, 2010 and December 31, 2009

Consolidated Statements of Operations and Deficit for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

Consolidated Statements of Accumulated Other Comprehensive Income for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

Consolidated Statements of Cash Flows for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

Consolidated Statements of Crop Costs for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

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
Terry Luck, Chief Financial Officer

Dated: March 29, 2011

Report of Independent Registered Chartered Accountant

and

Consolidated Financial Statements of:

CHAI-NA-TA CORP.

(Stated in Canadian Dollars)
December 31, 2010, 2009 and 2008

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of Chai-Na-Ta Corp.

We have audited the accompanying consolidated financial statements of Chai-Na-Ta Corp. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income, cash flows and crop costs for each of the years in the three-year period ended December 31, 2010, and notes to the consolidated financial statements

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Chai-Na-Ta Corp. and subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matters

On March 29, 2011, we reported separately to the shareholders of Chai-Na-Ta Corp. on our audits, conducted in accordance with Canadian generally accepted auditing standards, on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles, but which excludes a footnote providing a reconciliation of accounting principles generally accepted in Canada to those of the United States of America as it relates to Chai-Na-Ta Corp. and includes a footnote with a supplemental discussion of differences between Canadian GAAP and US GAAP.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
March 29, 2011
Vancouver, Canada

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Stated in thousands of Canadian Dollars)

As at December 31	Note	2010	2009

ASSETS

Current assets
Cash		$2,659	$2,488
Accounts receivable		27	13
Inventory	10	4,839	6,668
Ginseng crops	4,10	3,149	3,898
Prepaid expenses		78	87
		10,752	13,154

Ginseng crops	4,10	-	2,154
Prepaid expenses		15	28
Property, plant and equipment	5	2,232	2,513
		$12,999	$17,849

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$522	$459
Customer deposits	6	1,479	3,301
Current portion of long-term debt	7	-	446
		2,001	4,206
Long-term debt	7	2,984	6,499
Total liabilities		4,985	10,705
SHAREHOLDERS' EQUITY
Share capital	8	38,246	38,246
Contributed surplus	8	338	338
Accumulated other comprehensive income		917	806
Deficit		(31,487)	(32,246)
		(30,570)	(31,440)
Total equity		8,014	7,144
		$12,999	$17,849

Going concern (Note 2)
Commitments, contingencies and guarantees (Note 14)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

"DEREK ZEN"	"WILMAN WONG"
Derek Zen	Wilman Wong
Chairman	Chief Executive Officer

CHAI-NA-TA CORP.
Consolidated Statements of Operations and Deficit
(Stated in thousands of Canadian Dollars except per share amounts)

Years ended December 31	Note	2010	2009	2008
Revenue		$8,951	$6,941	$9,232
Cost of goods sold
Cost of inventory sold		7,433	6,452	8,826
Shipping and handling fees		61	107	93
Write-down of inventory and ginseng crops	10	170	14	2,998
		7,664	6,573	11,917
Gross margin (loss)		1,287	368	(2,685)
Selling, general and administrative expenses	11	957	1,458	969
Interest on short-term debt		-	37	144
Interest on long-term debt	7	383	283	426
		1,340	1,778	1,539
Operating loss		(53)	(1,410)	(4,224)
Other income (loss)	12	812	2,079	(446)
NET EARNINGS (LOSS)		759	669	(4,670)
Deficit, beginning of year		(32,246)	(32,915)	(28,245)
DEFICIT, END OF YEAR		$(31,487)	$(32,246)	$(32,915)

Basic and diluted earnings (loss) per share	3(i)	$0.02	$0.02	$(0.13)

Weighted average number of common shares used to calculate basic and diluted earnings (loss) per share (in thousands)		34,698	34,698	34,698

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Comprehensive Income
(Stated in thousands of Canadian Dollars)

Years ended December 31	2010	2009	2008
Net earnings (loss)	$759	$669	$(4,670)
Other comprehensive income (loss)	111	364	(460)
Comprehensive income (loss)	$870	$1,033	$(5,130)

CHAI-NA-TA CORP.
Consolidated Statements of Accumulated Other Comprehensive Income
(Stated in thousands of Canadian Dollars)

Years ended December 31	2010	2009	2008
Balance, beginning of year	$806	$442	$902
Other comprehensive income (loss):
Adjustments as a result of foreign exchange translation of self-sustaining subsidiaries	111	364	(460)
Balance, end of year	$917	$806	$442

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian Dollars)

Years ended December 31	2010	2009	2008

Net inflow (outflow) of cash related to the following activities:
Operating Activities
Net earnings (loss)	$759	$669	$(4,670)
Items included in net earnings (loss) not affecting cash:
Cost of ginseng crops sold	7,367	5,906	8,548
Write-down of inventory and crop costs	170	14	2,998
Gain on the disposal of property, plant and equipment	(591)	(611)	(256)
Non-cash realized foreign exchange (gains) losses	(117)	(410)	782
Depreciation and amortization expense	8	10	9
Changes in non-cash operating assets and liabilities:
Accounts receivable	(14)	302	(259)
Inventory	29	(16)	(9)
Prepaid expenses	22	(3)	(68)
Accounts payable and accrued liabilities	50	(161)	(744)
Customer deposits	(1,822)	848	66
Ginseng crop expenditures	(2,536)	(2,901)	(6,094)
	3,325	3,647	303
Financing Activities
Bank indebtedness	-	(3,060)	(450)
Repayment of long-term debt	(3,712)	(527)	(155)
	(3,712)	(3,587)	(605)
Investing Activities
Purchase of property, plant and equipment	(86)	(145)	(94)
Proceeds from the disposition of property, plant and equipment	645	2,386	273
	559	2,241	179

Effect of exchange rate changes on cash	(1)	(5)	8

Net increase (decrease) in cash	171	2,296	(115)

Cash, beginning of year	2,488	192	307

Cash, end of year	$2,659	$2,488	$192

Supplemental information:

Other cash flows:
Interest paid	$548	$176	$1,289

Non-cash investing and financing activities:
Property, plant and equipment purchases financed through equipment purchase loan agreements	$-	$-	$45

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Crop Costs
(Stated in thousands of Canadian Dollars)

Years ended December 31	Note	2010	2009	2008

Depreciation		$305	$307	$592
Farm equipment operating costs		226	234	556
Interest on long-term debt		-	3	5
Land rental costs		130	202	368
Mulch and fertilizer		647	881	1,499
Office and insurance costs		52	86	166
Plant science		4	6	7
Salaries and wages		1,229	1,272	2,858
Seed		-	43	68
Small tools and supplies		14	19	36
Warehouse and dryer operations		234	196	534
		2,841	3,249	6,689

Balance, beginning of year		6,052	7,486	11,395
		8,893	10,735	18,084
Less:
Cost of crop harvested		5,574	4,630	10,233
Cost of seeds sold and available for sale		-	103	-
Crop costs reallocated to assets held for sale		-	-	(135)
Write-down of ginseng crops	10	170	(50)	500
Balance, end of year		3,149	6,052	7,486

Less: current portion		3,149	3,898	2,722
		$-	$2,154	$4,764

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

1.	NATURE OF OPERATIONS

The Company operates North American ginseng farms in Ontario, Canada, on which ginseng root is planted, cultivated and harvested. The Company sells ginseng in its primary markets of Hong Kong and China, and to a lesser extent Canada and the United States of America, through its wholly-owned subsidiaries. The Company also sells ginseng-based value-added products in Canada although they do not represent a significant percentage of sales.

The Company is publicly traded with no single shareholder holding a majority of the Company’s common shares. The largest shareholder of the Company is Wai Kee Holdings Limited (“Wai Kee”), a publicly traded Hong Kong based company, which owns 46% (2009, 2008 - 38%) of the shares of the Company.

2.	GOING CONCERN

The Company did not plant new crops in 2009 or 2010 and is expecting to cease operations in their current form after completing the harvest in 2011 and the sale of the inventory from that harvest in 2012. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2010, the Company had an operating loss of $53,000 and net earnings of $759,000 and has an accumulated deficit of $31,487,000 as at December 31, 2010 along with positive working capital of $8,751,000 and net cash inflows for the year of $171,000. Management anticipates there will be positive cash inflows from operations for 2011 and 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements, expressed in thousands of Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Management will convert to United States generally accepted accounting principles (“US GAAP”) effective January 1, 2011. The accounting standards that will materially affect the Company’s reported financial position and results of operations along with a reconciliation of Canadian GAAP to US GAAP are disclosed in Note 20.

These consolidated financial statements reflect the following significant Canadian GAAP accounting policies:

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

(a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and those of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

At December 31, 2010, the Company's effective ownership interests in these companies were as follows:

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

The Company is required to classify and disclose the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

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

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The required disclosures are included in Note 18.

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
For the years ended December 31, 2010, 2009 and 2008

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

Property, plant and equipment are reviewed on a regular basis for impairment upon the occurrence of events or changes in circumstances which indicate that the net book value of the assets may not be recoverable based on estimated undiscounted future cash flows generated by their use. To the extent not recoverable, impaired assets are written down to their fair value. All property, plant and equipment are classified as assets held for use as at December 31, 2010.

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

A reconciliation of net loss per common share and the weighted average shares used in the earnings per share calculations for 2010, 2009 and 2008 is as follows:

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

	Net Earnings	Thousands of	Earnings
	(Loss)	Shares	(Loss)
	(numerator)	(denominator)	Per Share
2010
Basic and Diluted	$759	34,698	$0.02

2009
Basic and Diluted	$669	34,698	$0.02

2008
Basic and Diluted	$(4,670)	34,698	$(0.13)

The Company had no stock options outstanding as at December 31, 2010, 2009 or 2008.

(j)	Stock–based compensation plans

The Company has established a policy for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The policy requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

(k)	Foreign exchange forward contracts

The Company periodically enters into foreign exchange forward contracts to manage foreign exchange risk associated with future debt repayments denominated in foreign currencies. Realized and unrealized gains and losses resulting from changes in the market value of these contracts are recorded as other income unless they meet specified criteria to qualify as a hedging instrument under Canadian GAAP. The Company has not had any contracts that meet the criteria for hedging instruments during the three years ended December 31, 2010.

(l)	Use of estimates

The presentation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation on property, plant and equipment, valuation allowance on future income taxes, accrued liabilities and contingencies. Actual results may differ from these estimates.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

4.	GINSENG CROPS

Ginseng plants reach maturity and can be harvested at the end of their third year of growth. However, the Company may allow crops to mature longer to allow for higher yields and additional seed harvests. Costs accumulated relating to the expected harvest in the next year are classified as current assets. At December 31, 2010, total area under cultivation and management is 140 acres. A breakdown of acreage by year planted is as follows:

Year planted	Number of acres

2006	31
2008	109

140

5.	PROPERTY, PLANT AND EQUIPMENT

	2010
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$171	$-	$171
Buildings	1,220	378	842
Dryers and related works	602	213	389
Computer equipment and software	82	77	5
Furniture and fixtures	203	191	12
Machinery and equipment	3,151	2,545	606
Sunshade	1,414	1,296	118
Vehicles	201	136	65
Pavement	47	23	24
	$7,091	$4,859	$2,232

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

	2009
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$171	$-	$171
Buildings	1,220	317	903
Dryers and related works	602	183	419
Computer equipment and software	82	73	9
Furniture and fixtures	203	188	15
Machinery and equipment	3,134	2,417	717
Sunshade	2,852	2,694	158
Vehicles	220	127	93
Pavement	47	19	28
	$8,531	$6,018	$2,513

6.	CUSTOMER DEPOSITS

Customer deposits represent deposits received from customers to secure inventory purchase commitments prior to the actual delivery of inventory.

7.	LONG-TERM DEBT

	2010	2009
Term loan	$2,984	$6,945
Less: current portion	-	446
	$2,984	$6,499

On September 1, 2009, the Company agreed to a three year extension of the remaining HK$51,500,000 (equivalent to $6,561,000 at December 31, 2010) loan facility from a company formerly under common control. The loan is denominated in the amounts of HK$21,125,000 (equivalent to $2,704,000 at December 31, 2010) and US$3,878,000 (equivalent to $3,857,000 at December 31, 2010) and is unsecured and bears interest at 6.25%. The Company repaid HK$21,125,000 ($2,820,000) and US$878,000 ($892,000) during the year ended December 31, 2010 bringing the balance down to US$3,000,000 ($2,984,000) at December 31, 2010. The Company incurred $383,000 (2009 - $283,000, 2008 - $426,000) of interest which has been included in interest on long-term debt on the statement of operations and deficit.

The remaining portion of the loan is due on September 1, 2012; however, subsequent to the end of the reporting period, the Company repaid the remaining balance of the loan.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

8.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital consists of an unlimited number of common shares without nominal or par value and 21 million Series 1 non-voting, non-cumulative preferred shares, convertible into common shares on a 1:1 basis. Any issued and outstanding preferred shares will automatically be converted into common shares in 2010. There are currently no outstanding preferred shares.

Outstanding shares are as follows:

	Thousands of
	shares	Amount
Common shares

Balance at December 31, 2009 and 2010	34,698	$38,246

Contributed Surplus

Balance at December 31, 2009 and 2010		$338

9.	STOCK OPTIONS

The Company maintains a stock option plan and grants options to officers, directors and employees of the Company at market prices. A total of 785,000 shares were reserved for issue under the plan. The options vest at the date of grant and expire five years thereafter.

There were no options to purchase shares outstanding as at December 31, 2008, 2009 and 2010.

There were no options granted or modified during the three years ended December 31, 2010.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

10.	WRITE-DOWN OF INVENTORY AND GINSENG CROPS

	2010	2009	2008

Write-down of ginseng inventory	$-	$64	$2,498
Reversal of prior year write-down of ginseng crops	-	(500)	-
Write-down of ginseng crops	170	450	500
	$170	$14	$2,998

For the year ended December 31, 2010, the Company recorded a write-down on the ginseng crops that are expected to be part of the 2011 harvest. This write-down was recorded due to frost at one of the Company’s farm locations which harmed the ginseng crops and reduced the expected yield from that location which in turn reduced the net realizable value of those ginseng crops.

For the year ended December 31, 2009, the Company recorded a reversal of the $500,000 write-down on its ginseng crops that were harvested during the last quarter of 2009. The net realizable value of the ginseng crops harvested in 2009 was higher than had been estimated at December 31, 2008 and therefore the Company reversed the entire write-down that had been recorded. The net realizable value as at December 31, 2009 was determined through sales contracts with buyers that had been agreed to during the final quarter of 2009. At December 31, 2009, the Company recorded a write-down of $450,000 on its long-term ginseng crops which it intends to harvest at the end of 2011. The net realizable value of the long-term ginseng crops was estimated based on current sales prices and estimated future yields, quality and costs to bring the crops to harvest. The Company also recorded a write-off of $64,000 on ginseng fibres from prior harvests as the ability of the Company to sell these specific ginseng fibres was uncertain.

For the year ended December 31, 2008, the Company recorded a write-down of inventory of $2,498,000 on its ginseng crops harvested in 2008 to reduce the carrying value of the inventory to its estimated net realizable value. This amount includes a $1,500,000 write-down in the third quarter of 2008 and an additional $998,000 write-down that was recognized upon the completion of the 2008 harvest. The Company also recorded a write-down of $500,000 on its current ginseng crops which it intended to harvest at the end of 2009. The net realizable value of the inventory was estimated based on purchase commitments received for inventory on hand.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

11.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2010	2009	2008

Retention bonus	$151	$-	$-
Wind-up expenses of terminated operations	-	530	-
Other selling, general and administrative expenses	806	928	969
	$957	$1,458	$969

During 2010, the Company agreed to pay retention bonuses totaling $485,000 to corporate and farm management and staff to ensure the stability of the operation through the expected final harvest in 2011 and the sale of the Company’s assets in 2012. These retention bonuses are contingent on the satisfactory completion of the job duties of each employee up to their termination date. During 2010, $151,000 of expenses was incurred with $4,000 being paid and $147,000 accrued and included in accounts payable and accrued liabilities. The remaining balance will be recorded over the remaining service period for the employees and will be adjusted for changes in employees on a prospective basis.

For 2009, the wind-up expenses of terminated operations include all expenditures associated with closing the ginseng farm operations in British Columbia after the final harvest was completed in 2008.

12.	OTHER INCOME (LOSS)

	2010	2009	2008

Foreign exchange gain (loss)	$69	$470	$(769)
Gain on disposal of property, plant and equipment	591	611	256
Government supplements	138	995	64
Other non-operating income	14	3	3

	$812	$2,079	$(446)

Foreign exchange gain (loss) for the year ended December 31, 2010 includes a $64,000 loss on foreign exchange forward contracts (2009 - $357,000 loss, 2008 - $451,000 gain).

Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years, net of program participation fees and related costs. The substantial amount received in 2009 was from the 2007 program year and the additional amount received in 2010 was due to an amendment filed for that same program year. The Company considers these payments non-recurring and are recorded as received.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

13.	FUTURE INCOME TAXES

Temporary differences and loss carryforwards that give rise to future income tax assets and liabilities as at December 31, 2010 and 2009 are as follows:

	2010	2009

Future income tax assets (liabilities)
Property, plant and equipment	$(135)	$(41)
Tax loss carryforwards	4,865	5,041
	4,730	5,000
Less: valuation allowance	4,730	5,000
Future income tax assets	$-	$-

The majority of the above differences relate to the Company’s farming operations, which are taxable on a cash basis under Canadian tax law and allow for taxable adjustments of inventory and ginseng crops at the discretion of the Company.

The provision for income taxes has been calculated as follows:

	2010	2009	2008

Canadian statutory tax rate	31.00%	33.00%	33.50%

Income taxes payable (recoverable) at
the Canadian statutory rates	$235	$221	$(1,541)

Adjustments:
Foreign tax rate differential	10	(10)	34
Change in future income tax rates	35	1,477	80
Other	(10)	22	(57)
Valuation allowance	(270)	(1,710)	1,484
Provision for income taxes	$-	$-	$-

The Company’s foreign subsidiaries have tax losses available for carry forward of approximately $809,000 to reduce future taxable income, subject to the approval of the tax authorities, which can be carried forward indefinitely. The Company and domestic subsidiaries have tax losses available for carry forward of approximately $18,779,000 which can be applied to reduce future taxable income and expire at various times over the next four to twenty years.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

14.	COMMITMENTS, CONTINGENCIES AND GUARANTEES

Operating leases and land rentals

The Company has entered into operating leases for vehicles, farming equipment and offices expiring at various times to 2012. Total future minimum payments required under these leases are as follows:

2011	$88
2012	22
$110

The Company is committed to agricultural land rentals for the next two years as follows:

2011	$52
2012	39
$91

The Company’s commitment to agriculture land rentals for 2012 can be alleviated upon completion of the harvest of the ginseng crops in 2011 and after notification has been given to the respective landlords.

The Company has paid rental costs on operating leases and land rentals of $205,000, $302,000 and $476,000 for the years ended December 31, 2010, 2009 and 2008, respectively, of which $170,000, $265,000 and $441,000 was capitalized to crop costs for the respective years.

15.	FOREIGN EXCHANGE FORWARD CONTRACTS

As at December 31, 2010, the Company had entered into a forward contract with a Canadian bank to purchase US$1,400,000 on March 28, 2011 to partially fix the rate of exchange on the term loan described in Note 7. If the spot Canadian/US dollar exchange rate is less than or equal to $1.0150 on the contract date, the exchange rate of the purchase will be $1.0150. If the exchange rate is greater than or equal to $1.0650 on the contract date, the exchange rate of the purchase will be $1.0650. If the exchange rate is between $1.0150 and $1.0650 on the contract date, the contract will expire and a purchase obligation will not take place. At December 31, 2010, the closing exchange rate of $0.9946 resulted in a liability of $29,000 for the Company on the contract which is included in accounts payable and accrued liabilities.

As at December 31, 2010, the Company had entered into a forward contract with a Canadian bank to purchase US$250,000 on January 14, 2011 at a rate of $0.9961 to partially fix the rate of exchange on a term loan payment on the loan described in Note 7. At December 31, 2010, the closing exchange rate of $0.9946 resulted in a foreign exchange loss of less than $1,000 for the Company on the contract which is included in accounts payable and accrued liabilities.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

As at December 31, 2009, the Company had entered into a forward contract with a Canadian bank to purchase US$1,400,000 on March 22, 2010 to partially fix the rate of exchange on the term loan described in Note 7. If the spot Canadian/US dollar exchange rate was less than or equal to $1.0625 on the contract date, the exchange rate of the purchase would have been $1.0625. If the exchange rate was greater than or equal to $1.0775 on the contract date, the exchange rate of the purchase would have been $1.0775. If the exchange rate was between $1.0625 and $1.0775 on the contract date, the contract would expire and a purchase obligation would not take place. At December 31, 2009, the closing exchange rate of $1.0510 resulted in a liability of $16,000 for the Company on the contract which was included in accounts payable and accrued liabilities.

16.	SEGMENTED REPORTING

The Company operates in one industry segment and two geographic regions. The geographic region that the external revenue is derived from is determined by the residency of the customer. Intersegment revenue is determined by the residency of the subsidiary selling the product. Information by geographic region is summarized as follows:

	2010	2009	2008

External revenue from operations located in:
Canada	$3,841	$1,473	$1,196
Hong Kong and People's Republic of China	5,110	5,468	8,036
Total external revenue	$8,951	$6,941	$9,232

Intersegment revenue from operations located in:
Canada	$4,580	$4,454	$7,002
Hong Kong and People's Republic of China	-	556	277
Total intersegment revenue	$4,580	$5,010	$7,279

Net earnings (loss) from operations located in:
Canada	$839	$605	$(4,022)
Hong Kong and People's Republic of China	(80)	64	(648)
Total net earnings (loss)	$759	$669	$(4,670)

All of the Company’s long-lived assets, which comprise of all assets not classified as current, were in Canada as at December 31, 2010, 2009 and 2008.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

Major Customers

Major customers include all customers with whom the Company has derived revenue greater than 10% of its total revenue within the reporting period.

For the year ended December 31, 2010, consolidated revenue included sales to four customers. Two of these customers accounted for $2,103,000 and $1,444,000, respectively, from the Hong Kong and People’s Republic of China geographic region, one customer accounted for $1,647,000 from the Canadian geographic region, and a fourth customer accounted for a total of $2,730,000 of which $1,843,000 was from the Canadian geographic region and $887,000 was from the Hong Kong and People’s Republic of China geographic region.

For the year ended December 31, 2009, consolidated revenue included sales to three customers, which accounted for $1,040,000 from the Canadian geographic region and $2,328,000 and $2,013,000, respectively, from the Hong Kong and People’s Republic of China geographic region.

For the year ended December 31, 2008, consolidated revenue included sales to three customers, which accounted for $3,049,000, $2,825,000 and $2,192,000, respectively, from the Hong Kong and People’s Republic of China geographic region.

17.	CAPITAL DISCLOSURES

The Company's current objective in managing capital is to provide maximum returns for shareholders and benefits for other stakeholders. The Company includes shareholders’ equity, lease financing, term loans, bank financing, and equipment loan purchases in its definition of capital. The Company met its objective in managing capital by using funds from the sale of inventory and assets held for sale to repay debt while maintaining sufficient capital to fund operations. The Company is not subject to any externally imposed financial covenants.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

18.	FINANCIAL INSTRUMENTS

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

Hierarchy of Financial Instruments

The following fair value hierarchy reflects the significance of the inputs used in making measurements of the Company’s financial instruments:

As at December 31, 2010

Held for trading	Total	Level 1	Level 2	Level 3
Financial assets
Cash	$2,659	$2,659	$-	$-
Financial liabilities
Foreign exchange forward contracts	$29	$-	$29	$-

As at December 31, 2009

Held for trading	Total	Level 1	Level 2	Level 3
Financial assets
Cash	$2,488	$2,488	$-	$-
Financial liabilities
Foreign exchange forward contracts	$16	$-	$16	$-

Level 1 includes financial instruments for which quoted prices in active markets exist for identical assets or liabilities. Level 2 includes financial instruments for which fair value inputs other than quoted prices are observable for the asset or liability, either directly or indirectly. Level 3 includes financial instruments for which fair value inputs are not based on observable market data. There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy during 2010.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 17. The Company’s financial obligations are due as follows:

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

	Total	Within 1 Month	Between 1 and 3 Months	Between 3 and 12 Months	Between 1 to 3 Years

Accounts payable	$65	$65	$-	$-	$-
Accrued liabilities	310	83	158	69	-
Interest on long-term debt	16	-	16	-	-
Long-term debt	2,984	1,492	1,492	-	-
	$3,375	$1,640	$1,666	$69	$-

Interest accrued at December 31, 2010 is included in accrued liabilities while estimated future interest payments are included in interest on long-term debt.

Interest rate risk

At December 31, 2010, the Company has no debt facilities at variable interest rates so therefore the Company is not exposed to significant interest rate risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on accounts receivable from customers and on cash and foreign exchange forward contracts.

A majority of the Company's sales are made to a small number of customers that are concentrated in Asian markets. To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. As at December 31, 2010, there was $NIL in accounts receivable related to major customers (December 31, 2009 - $NIL related to major customers). As at December 31, 2010, the amount of past due accounts receivable was $4,000. There was no impairment allowance recorded for possible non-collection of this amount as the amount was collected by the Company in the first week of 2011.

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

Currency Risk

The Company is exposed to currency exchange risk as a result of its international markets and operations and due to the term loan detailed in Note 7. The Company periodically enters into foreign exchange forward purchase contracts to manage foreign exchange risk associated with anticipated future debt and interest payments denominated in foreign currencies.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

The Company is exposed to currency risk through the following assets and liabilities denominated in United States dollars (all assets and liabilities denominated in Hong Kong dollars have been translated to United States dollars at the rate of 7.80 Hong Kong dollars to 1.00 United States dollars which is a fixed rate determined by the Hong Kong Monetary Authority):

(in thousands of United States dollars)	2010	2009

Cash	$800	$19
Accounts receivable	-	1
Foreign exchange contracts	1,650	1,400
Accounts payable and accured liabilities	(4)	(208)
Long-term debt	(3,000)	(6,603)

Net exposure	$(554)	$(5,391)

The Canadian dollar equivalent of the net exposure, using December 31, 2010 exchange rates, as at December 31, 2010 would be a net liability of $551,000 and as at December 31, 2009 would be a net liability of $5,362,000.

Based on the above net exposure as at December 31, 2010, an increase in the spot Canadian/US dollar exchange rate of $0.10 would result in a foreign exchange loss of $55,000 while a decrease of $0.10 would result in a corresponding foreign exchange gain.

The Company also has foreign exchange exposure related to the foreign exchange adjustment of the deficit of self-sustaining foreign operations which is included in accumulated other comprehensive income. As a result, an increase in the spot Canadian/US dollar exchange rate of $0.10 would result in other comprehensive income of $195,000 while a decrease of $0.10 would result in a corresponding other comprehensive loss. Cumulatively, an increase in the spot Canadian/US dollar exchange rate of $0.10 would result in an increase to comprehensive income of $140,000 while a decrease of $0.10 would result in a corresponding decrease to comprehensive income.

19.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited. The Company paid management fees of $63,000 for the year ended December 31, 2010 (2009 - $114,000, 2008 - $103,000) of which $10,000 remains outstanding as at December 31, 2010 (2009 - $17,000, 2008 - $20,000) and is included in accounts payable and accrued liabilities. This related party transaction is measured at the exchange value.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP. The following adjustments and additional disclosures would be required in order to present the financial statements in accordance with US GAAP and with practices prescribed by the Securities and Exchange Commission as at December 31, 2010 and 2009 and for the years then ended.

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

Under US GAAP, inventory and ginseng crops are also recorded at the lower of cost or estimated net realizable value but there is no allowance to reverse a write-down to estimated net realizable value as there is under Canadian GAAP.

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
For the years ended December 31, 2010, 2009 and 2008

d)	Liability for Uncertain Tax Positions

As provided by Accounting Standards Codification (“ASC”) 740 Income Taxes (formerly FASB Interpretation 48 – Accounting for Uncertainty in Income Taxes), under US GAAP there is a requirement to evaluate any tax positions that are uncertain and, if necessary, calculate a liability for uncertain tax positions..

Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would be have a material impact on the Company’s financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company has not accrued interest or penalties related to uncertain tax positions as of December 31, 2010. Management is currently unaware of any issues under review that could results in significant payments, accruals or material deviations from its position.

e)	Recent Accounting Pronouncements

Pronouncements from the United States

In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures about Fair Value Measurements," which amends ASC 820 to add new requirements for disclosures about transfers into and out of Level 1 and 2 measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. This ASU also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, this ASU amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. This standard is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the required provisions of this standard during the first quarter of 2010 and the disclosures are included in Note 18.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

The difference between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below. All amounts except per share amounts are in thousands of Canadian dollars:

CONSOLIDATED BALANCE SHEET

		2010	2009
Assets
Inventory	- Canadian GAAP	$4,839	$6,668
	- Interest capitalized (a)	(4)	(13)
	- Write-down of inventory (b)	-	(486)
	- US GAAP	$4,835	$6,169
Ginseng crops current	- Canadian GAAP	$3,149	$3,898
	- Interest capitalized (a)	(4)	(4)
	- Write-down of crop costs (b)	4	-
	- US GAAP	$3,149	$3,894
Ginseng crops	- Canadian GAAP	$-	$2,154
	- Interest capitalized (a)	-	(3)
	- Write-down of crop costs (b)	-	3
	- US GAAP	$-	$2,154

Shareholders' Equity	- Canadian GAAP	$8,014	$7,144
	- Interest capitalized (a)	(8)	(20)
	- Write-down of inventory (b)	4	(483)
	- US GAAP	$8,010	$6,641

CONSOLIDATED STATEMENT OF OPERATIONS

	2010	2009	2008
Net earnings (loss) as reported under Canadian GAAP	$759	$669	$(4,670)
Accounting for interest (a)	-	4	13
Write-down of inventory and crop costs (b)	502	(501)	(9)
Net earnings (loss) under US GAAP	1,261	172	(4,666)
Basic and diluted earnings (loss) per share	$0.04	$0.00	$(0.13)
Weighted average number of common shares (in thousands)	34,698	34,698	34,698

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2010, 2009 and 2008

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2010	2009	2008

Net earnings (loss) under US GAAP	$1,261	$172	$(4,666)
Other comprehensive income (loss):
Adjustments as a result of foreign exchange
translation of self-sustaining subsidiaries	111	364	(460)
Comprehensive net earnings (loss) under US GAAP	$1,372	$536	$(5,126)

CONSOLIDATED STATEMENT OF CASH FLOWS

There are no material differences in net cash flows from Operating, Financing, and Investing Activities between US and Canadian GAAP.