Form 20-F
period 2011-12-31
CHAI NA TA CORP
filed 2012-03-14
CIK 889329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 Or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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
Yes [ X ]   No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer [   ]   Accelerated filer [   ]   Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP [ X ]   IFRS [   ]   Other [   ]

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [   ]   Item 18 [   ]

If this is an annual report, indicated by check mark whether the registrants is a shell company Yes [   ]   No [ X ]

Chai-Na-Ta Corp.
FORM 20-F ANNUAL REPORT
FOR YEAR ENDED DECEMBER 31, 2011

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

SELECTED FINANCIAL DATA

The selected consolidated financial data of the Company as of and for each of the years ended December 31, 2011, 2010, 2009, 2008 and 2007 has been derived from the Company’s audited consolidated financial statements. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included in Item 17 of this annual report as well as Item 5 - Operating and Financial Review and Prospects included elsewhere in this annual report. Effective January 1st, 2011, the audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles (“US GAAP”). In order to allow for comparison to the financial results for the previous years presented herein, the financial data for the years ended, and as of, December 31, 2010, 2009, 2008 and 2007 has been restated to reflect US GAAP according to the policy described in Note 2 - Significant Accounting Policies - Basis of Presentation in the notes accompanying our financial statements which are included in Item 17 of this annual report.

In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the CDN$ against the United States dollar (US$). At December 31, 2011, US$1.00 was equal to CDN$1.02.

			Table No. 1
		Selected Financial Data
	(CDN$ in 000, except Earnings/Loss per Share and Share Data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007

Revenue	9,475	8,951	6,941	9,232	7,562
Write-down of ginseng crops and inventory	200	170	514	2,998	2,735
Operating income (loss) (2)	2,893	829	(1,582)	(3,644)	(3,621)
Net earnings (loss) (2)	3,015	1,258	174	(4,666)	(3,317)
Earnings (loss) per share – basic and diluted (2)	0.09	0.04	0.01	(0.13)	(0.10)
Weighted average number of common shares used to calculate basic and diluted earnings (loss) per share (1)	34,698	34,698	34,698	34,698	34,698
Dividends declared per share	0	0	0	0	0

Total assets	11,539	12,995	17,346	20,882	25,600
Net assets	10,981	8,010	6,641	6,104	11,229
Term debt (non-current)	0	2,984	6,499	8,619	6,973
Capital stock	38,226	38,226	38,226	38,226	38,226

1.

Options to purchase 343,400 shares of common stock were outstanding in 2007 but were not included in the computation of diluted number of common shares because their effect would have been anti-dilutive.

2.

During 2008 and 2007, the Company incurred write-downs on inventory and crop costs as detailed in Table No. 1 which caused a significant decrease in operating income (loss) and net earnings (loss) in total and on a per share basis compared to other years.

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

Table No. 2
US$/CDN$

Fiscal Year Ended	Average	High	Low	Close

12/31/2011	0.99	1.07	0.94	1.00
12/31/2010	1.03	1.08	0.99	0.99
12/31/2009	1.14	1.30	1.03	1.05
12/31/2008	1.07	1.30	0.97	1.22
12/31/2007	1.07	1.19	0.92	0.99

Month Ended		High	Low	Close

02/29/2012		1.00	0.98	0.99
01/31/2012		1.03	1.00	1.00
12/31/2011		1.04	1.01	1.02
11/30/2011		1.05	1.00	1.02

10/31/2011	1.07	0.99	1.00
09/30/2011	1.05	0.97	1.05

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

The Company was subject to a number of business and financial risks including: agricultural risk such as weather and disease, commodity price risk for ginseng bulk root, exchange risk (predominantly United States and Hong Kong dollar related), the lengthy growing cycle for ginseng, interest rate risk, credit risk and the concentration of customers, and future need for financing.

Going Concern

The Company did not plant new crops in the previous three years and is expecting to cease operations in their current form after completing the sale of the remaining inventory from the 2011 harvest in 2012. After completion of such sales, the Company will not have a recurring source of revenue, other than interest income on its cash deposits. The Company is currently in a position to acquire and manage an operating business with growth opportunities, although the Company has not yet received an opportunity attractive enough to seriously consider. As such, there is substantial doubt about the Company's ability to continue indefinitely as a going concern. However the Company’s financial statements were prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Should a liquidation plan be approved, the Company will adopt liquidation based accounting to prepare the Company's financial statements. The impact of adopting a liquidation basis accounting to prepare the financial statements is limited as the Company has stated the significant assets and liabilities at amounts which are not expected to significantly differ from their net realizable value.

Agricultural Risks

The Company’s primary business has been the cultivation and marketing of North American ginseng. Ginseng farming is subject to agricultural risks such as weather and disease and risks of low yields, poor crop quality, and crop failure. The Company has harvested all of its ginseng crops and thus all of its agricultural risks have now been alleviated.

Product Pricing

The marketing of bulk and graded North American ginseng in world markets is subject to pricing risks. The price of North American ginseng may be affected by factors such as the size, shape, color, taste, and quality of the harvest for the Company and the industry at large, as well as other factors in any given year. These are factors that the Company may not be able to control in the short term. However, the Company has entered into contracts with various buyers to sell over 95% of the inventory from the Company’s final harvest so this risk has been minimized.

Availability of Suitable Land

Generally, the Company used farm land only for one ginseng crop as it is generally believed that ginseng depletes the soil of nutrients necessary for a second successful ginseng crop. Since the Company does not plan to make any additional plantings, the availability of suitable farm land will no longer have an effect on the Company's business, financial condition, operating results and cash flows.

Competition

The ginseng industry is quite competitive as the Company competes with numerous other long established ginseng growers. Most of these competitors are managed by private companies or individuals who have smaller acres under cultivation and harvest fewer pounds of ginseng but also have lower overhead costs compared to the Company. A high amount of ginseng harvested by the competition can adversely affect the price that the Company can achieve for its ginseng. However, since the Company has already entered into contracts with various buyers to sell over 95% of the inventory from the Company’s final harvest, this risk has been minimized.

Credit Risk and the Concentration of Customers

The Company is exposed to credit risk on accounts receivable from customers. In order to manage its credit risk, the Company carefully monitors credit terms, and investigates credit history. Payments or deposits are usually received before shipments of inventory to the customer and credit is typically granted only to customers with established relationships or those customers who have been subject to a credit review and approval by management. When such relationships have not been established or credit reviews have not been acceptable, letters of credit may be used to secure such payment or revenues may not be recognized until collection.

The Company’s product is typically sold to major ginseng brokers in Hong Kong or Canada and a limited number of smaller direct customers. During the years ended December 31, 2011, 2010 and 2009, the Company had sales of approximately 89% to its top four customers, approximately 89% to its top four customers, and approximately 78% to its top three customers in each year, respectively. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

During the years ended December 31, 2011, 2010 and 2009, the Company had sales of approximately 39%, 57% and 79% to customers in the Hong Kong and China geographic region. Although the Company sold a smaller proportion of its inventory to customers in Hong Kong and China in 2011, the Company believes that the majority of its Canadian customers will resell the product in Hong Kong and China. Any adverse change in the demand for ginseng in Hong Kong and China may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Risks Associated with International Operations

The Company operates in international markets and conducts business in Canada (bulk root farming operations and certain bulk root sales) as well as Hong Kong and China (bulk root sales centre in Asia). There are a number of risks inherent in the Company’s international business activities, including changes in regulatory requirements, tariffs and other trade barriers, costs and risks associated with foreign markets, differing culture and business practices, potentially adverse tax consequences, the burdens of complying with a wide variety of foreign laws, war, insurrection, terrorism and other political risks and factors beyond the Company’s control. Exchange risks are also present as currencies may fluctuate at different rates depending on economic, political and other factors. There can be no assurance that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

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

The corporate head office is located at: Unit 100 - 12051 Horseshoe Way, Richmond, British Columbia, V7A 4V4, the current contact person is Wilman Wong, C.E.O.; and the telephone number is (604) 272-4118. The head office operations include corporate administration, corporate finance, human resources, sales and marketing, and investor relations. The Company had a farm office in Otterville Ontario which was sold on January 16, 2012.

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

The Company’s wholly-owned subsidiary, Chai-Na-Ta Farms Ltd. (“CNT Farms”) is headquartered in Richmond, British Columbia and carried out the planting, growing and harvesting of the Company’s ginseng crops. CNT Farms currently handles the storage of the Company’s root inventory and manages the distribution of inventory directly to local customers or to customers in Asia through its wholly-owned subsidiary, CNT Trading (Hong Kong) Limited (“CNT HK”).

The Company incorporated CNT HK on October 13, 1999 to carry out direct marketing, sales and distribution functions for North American ginseng in Hong Kong for distribution through Asia. CNT HK sells ginseng roots directly to brokers, distributors and certain customers in the Far East, primarily China, who use the bulk ginseng root for a variety of purposes.

The Company’s principal capital expenditures incurred during 2011, 2010 and 2009 were $20,000, $86,000 and $145,000, respectively, which related to purchases of farm equipment located in Canada.

Financing

On September 1, 2009 the Company agreed to an extension of an existing HK$51,500,000 loan facility from More Growth Finance Limited (“More Growth”). The Company repaid the loan during the year ended December 31, 2011.

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

Due to the low prices for the 2008 harvest in both British Columbia and in Ontario and the 2009 harvest in Ontario, the Company decided not to plant new crops in Ontario in 2009 or 2010. Despite the significant improvement in ginseng prices for the 2010 harvest and the improvement in both the yield and quality of its roots, the Company did not plant new crops in Ontario in 2011 and sold its real property and assets used in connection with the farming operations in Ontario on January 16, 2012.

		Table No. 3
		Ginseng Farming Operations

	New	Total		Harvest	Total
	Acreage	Acres Under	Acres	Yield in lbs	Harvest
Calendar	Planted	Cultivation	Harvested	Per Acre	in lbs
2011	0	0	140	2,614	366,725
2010	0	140	126	4,345	544,940
2009	0	266	126	3,541	446,212
2008	109	392	350	2,824	988,456
2007	0	629	332	2,767	918,963
2006	40	966	311	2,576	801,662
2005	188	1,240	352	2,240	787,402
2004	460	1,431	240	2,116	506,626
2003	354	1,211	370	2,096	775,630
2002	304	1,284	359	2,666	956,996

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

Competition

The Company produces North American ginseng, which is a distinctly different product from the consumer’s perspective from Asian ginseng grown in Korea and China. The Company’s management estimates that the Company currently produces less than 10% of the total North American ginseng supply produced annually in North America. This estimate is based on information obtained through discussion with customers, suppliers and a review of available farming industry literature.

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

Marketing and Customers

The Company’s product is typically sold to major ginseng brokers in Hong Kong and a limited number of smaller customers. The marketing efforts to customers in Hong Kong and the Far East, primarily mainland China, are conducted through the Company’s wholly-owned subsidiary CNT HK. During the years ended December 31, 2011, 2010 and 2009, the Company had sales of approximately 39%, 57% and 79%, respectively, to its major customers located in Hong Kong and China. Although the Company believes that a limited number of customers will continue to represent a significant portion of its total revenue, the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential brokers capable of purchasing the Company’s supply.

Transfer prices between all the companies in the group are determined based on estimated world market prices at the transaction dates. Market prices are established with reference to various ginseng brokers in Hong Kong and comparable sales to third parties.

Manufacturing/Processing

Canadian farming and processing operations, conducted through the Company’s wholly-owned subsidiary, CNT Farms., consist of farming, including cultivation, harvesting, washing and drying the root prior to export or sale to the local market. Substantially, all of the Company’s sales during 2011, 2010 and 2009 involved the sale of bulk root.

The industry as a whole has a limited supply of seed for new plantings. The supply of seeds comes from those picked each year from mature plants under cultivation. The seeds are living embryos that must be planted in the following year. Normal industry practice is to store the seed for only one year so its limited shelf life can cause some barriers for future planting.

Canada and Foreign Sales/Assets

During 2011, the Company earned $5.8 million in sales in Canada, and $3.7 million in sales in Hong Kong and China.

During 2010, the Company earned $3.8 million in sales in Canada, and $5.1 million in sales in Hong Kong and China.

During 2009, the Company earned $1.5 million in sales in Canada, and $5.4 million in sales in Hong Kong and China.

As at December 31, 2011, 2010 and 2009, 100% of the Company’s long lived assets were located in Canada.

Staffing

As at December 31, 2011, the Company had reduced the number of employees to six for its operations world-wide. The Company would hire additional employees for seasonal work at the ginseng farms and for production work in its processing facilities.

Seasonality

The Company’s business is highly seasonal, with harvesting and planting activities typically occur during the last two quarters of each year. Historically, fall harvests were sold primarily during the first two quarters of the subsequent year leading to significant seasonal variations in the volume of sales, inventory and crop costs.

ORGANIZATIONAL STRUCTURE

As at December 31, 2005, Road King, through its subsidiary Herb King International Limited, held about 77% of the Company’s issued and outstanding common shares and 100% of the Company’s issued and outstanding preferred shares. On September 1, 2006, Herb King exercised its right to convert 10,399,149 preferred shares of the Company into an equivalent number of common shares, thereby raising its holdings of the Company’s common shares to 84%. On December 7, 2006, Road King distributed its entire holding of the common shares of the Company to its shareholders by way of a special interim dividend. As a result of the distribution, Wai Kee Holdings Limited (“Wai Kee”) became the largest single shareholder of the Company and holds about 46% of the Company’s issued and outstanding common shares as at December 31, 2011 and December 31, 2010, up from the 38% held as at December 31, 2009 Wai Kee is a Hong Kong based publicly traded company, with its core business in investment holdings.

As of December 31, 2011 the Company has the following wholly-owned subsidiaries:

a)	Chai-Na-Ta Farms Ltd. (“CNT Farms”)
incorporated on February 28, 1994 in British Columbia, Canada
b)	Chai-Na-Ta International Ltd. ("CNTI") (Inactive)
incorporated on January 18, 1994 in Barbados
c)	Chai-Na-Ta (Asia) Ltd. (“CNTA”) (Inactive)
incorporated on October 26, 1992 in Barbados
d)	CNT Nominees Limited. (Inactive)
incorporated on August 6, 1999 in the British Virgin Islands
e)	CNT Trading (Asia) Limited. (Inactive)
incorporated on October 17, 2000 in the British Virgin Islands
f)	CNT Trading (Hong Kong) Limited (“CNT HK”)
incorporated on October 13, 1999 in Hong Kong
g)	CNT Nutraceuticals Ltd. (“CNTN”) (Inactive)
Incorporated on February 3, 2004 in British Columbia, Canada

An organisation chart of the Company and its affiliates is included in the exhibit (8.1).

PROPERTY, PLANT AND EQUIPMENT

The Company's executive office is located in rented premises of approximately 3,000 square feet at Unit 100 -12051 Horseshoe Way, Richmond, British Columbia V7A 4V4. The Company also had an office located on its farm site in Otterville, Ontario which was sold on January 16, 2012.

The Company no longer holds any farmland under lease in Ontario as the Company has harvested all of its ginseng crops.

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

OPERATING RESULTS

Fiscal year ended 12/31/2011 compared with year ended 12/31/2010

Revenue increased 6% to $9,475,000 in 2011 from $8,951,000 in 2010. The Company’s average selling price increased to $19.25 per pound compared to $10.25 per pound in 2010 and the Company’s volume of sales decreased 43% in 2011 to 492,000 pounds compared to 858,000 pounds in 2010. The 2011 sales included 480,000 pounds of root harvested in 2010 and 12,000 pounds of root harvested in 2011. The 2010 sales included 65,000 pounds of root harvested in 2010, 445,000 pounds of root harvested in 2009 and 348,000 pounds of root harvested in 2008 and earlier periods. The increase in average selling price was a result of the production of higher quality ginseng roots from the 2010 harvest and favourable market conditions for selling that particular inventory. The decrease in volume was primarily due to customers not taking delivery of the 348,000 pounds of inventory from 2008 and earlier harvests until 2010. The Company expects to sell the remaining 355,000 pounds from the 2011 harvest in 2012 and expects to receive proceeds for that inventory approximating the book value as at December 31, 2011. Although the Company again produced high quality ginseng roots, the greater proportion of three-year-old ginseng roots and weaker customer demand will result in a lower average selling price in 2012 compared to 2011.

For the year ended December 31, 2011, the Company recorded a write-down of $200,000 on the inventory that was harvested at the end of 2011. This write-down was recorded due to lower than expected sales prices on the Company’s final harvest which reduced the estimated net realizable value as at December 31, 2011. This write-down brought the cumulative written down amount on the final harvest to $820,000. This is primarily due to the Company harvesting three-year-old crops that would normally have been allowed to mature another year and due to the final year's harvest absorbing a greater proportion of farm overhead costs.

For the year ended December 31, 2010, the Company recorded a write-down of $170,000 on the ginseng crops that were eventually harvested at the end of 2011. This write-down was recorded due to frost at one of the Company’s farm locations which harmed the ginseng crops and reduced the expected yield from that location which in turn reduced the net realizable value of those ginseng crops.

Cost of goods sold was 56% of sales revenue in 2011 compared to 80% of sales revenue in 2010; therefore gross margin was 44% of revenue in 2011 compared to 20% in 2010. In both 2011 and 2010, the gross margin was primarily due to the high selling price on inventory sold from the 2010 harvest with 88% of the harvest being sold in 2011 and 12% sold in 2010.

The Company harvested 367,000 pounds of root in 2011, a decrease of 33% from 545,000 pounds in 2010. In 2011, the Company harvested 140 acres for a yield of 2,614 pounds per acre, while in 2010 the Company harvested 126 acres for a yield of 4,345 pounds per acre. The decrease in yield is a result of the 2011 harvest being primarily composed of three-year-old ginseng roots which have less time to mature and increase in size.

Selling, general and administrative expenses increased to $1,322,000 in 2011 from $957,000 in 2010. For 2011, $251,000 in retention bonuses for management and staff was included of which $85,000 was paid and $313,000 was accrued as at December 31, 2011. The selling, general and administrative expenses for 2011 also include performance bonus of $225,000 to the management and farm staff. For 2010, $151,000 in retention bonuses for management and staff was included of which $4,000 was paid and $147,000 was accrued as at December 31, 2010.

The operating income of the Company increased more than three fold to $2,893,000 in 2011 compared to $829,000 in 2010. The increase in operating income was primarily due to the gross margin earned on sales from the 2010 harvest in 2011.

Interest on long-term debt decreased to $9,000 in 2011 compared to $383,000 in 2010. The decrease in interest on long-term debt is due to the full repayment of the Company’s long-term debt obligations in the first quarter of 2011. The Company does not expect to incur any additional interest expense.

The Company had other non-operating income of $95,000 for the year ended December 31, 2011 which included $46,000 in foreign exchange gains, $45,000 in government supplement payments, $1,000 in gains on the disposal of property, plant and equipment, and miscellaneous non-operating income of $3,000. For the year ended December 31, 2010 the Company had other non-operating income of $803,000 which included $591,000 in gains on the disposal of property, plant and equipment, $138,000 in government supplement payments net of participating fees, $69,000 in foreign exchange gains, and miscellaneous non-operating income of $5,000.

In 2011, the Company achieved net earnings of $3,015,000, or $0.09 basic and diluted earnings per share compared to the 2010 net earnings of $1,258,000, or $0.04 basic and diluted earnings per share.

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

Cost of goods sold was 80% of sales revenue in 2010 compared to 102% of sales revenue in 2009; therefore gross margin was 20% of revenue in 2010 compared to a gross loss of 2% in 2009. In 2010, the gross margin was primarily due to the increased average selling price on inventory sold from the 2010 harvest. In 2009, the gross loss was primarily due to the write-down on its long-term ginseng crops of $450,000.

The Company harvested 545,000 pounds of root in 2010, an increase of 22% from 446,000 pounds in 2009. In 2010, the Company harvested 126 acres for a yield of 4,345 pounds per acre, while in 2009 the Company harvested 127 acres for a yield of 3,513 pounds per acre. The increase in yield is a result of enhanced crop management techniques and because virtually all of the crops harvested in 2010 harvest were five years old.

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

Interest expense increased to $383,000 in 2010 compared to $323,000 in 2009. The increase in interest expense was primarily due to its debt facilities converting to a fixed interest rate on March 1, 2010 compared to a variable interest rate, which was at historically low levels, throughout 2009.

The Company had other non-operating income of $803,000 for the year ended December 31, 2010 which included $69,000 in foreign exchange gains, $591,000 in gains on the disposal of property, plant and equipment, $138,000 in government supplement payments net of participating fees and miscellaneous non-operating income of $5,000. For the year ended December 31, 2009, the Company had other non-operating income of $2,077,000 which included $470,000 in foreign exchange gains, $611,000 in gains on the disposal of property, plant and equipment, $995,000 in government supplement payments net of participating fees and miscellaneous non-operating income of $1,000. Government supplement payments were from the Canadian federal government and were received as part of a program to aid agriculture businesses for losses of their margin relative to historic prices. The payment received for the year ended December 31, 2009 was from the 2007 program year and the payment received for the year ended December 31, 2010 was also from the 2007 program year as the Company filed an adjustment to its initial submission.

In 2010, the Company achieved net earnings of $1,258,000, or $0.04 basic and diluted earnings per share compared to the 2009 net earnings of $174,000, or $0.01 basic and diluted earnings per share.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal year ended 12/31/2011 compared with year ended 12/31/2010

In 2011, the cash provided by operations was $4,703,000 compared to $3,325,000 in 2010. The Company’s cash as at December 31, 2011 was $4,494,000 compared to $2,659,000 at December 31, 2010, an increase of $1,835,000. The increase in cash in 2011 is due to the proceeds from the sale of the Company’s inventory during the year which more than covered the Company’s annual operating costs and the final $2,950,000 repayment of its long-term debt.

The working capital position of the Company at December 31, 2011 was a surplus of $10,981,000 compared to a surplus of $8,747,000 at December 31, 2010, an increase of $2,234,000. This increase in working capital is due to the proceeds from and due to the Company’s operating assets being reclassified as a current asset that is being held for sale as the Company entered into an agreement to sell the assets during 2011 with a closing date of January 16, 2012.

On September 1, 2009, the Company agreed to a three year extension of the remaining HK$51,500,000 (equivalent to $6,741,000 at December 31, 2011) loan facility from a company formerly under common control. The loan was denominated in the amounts of HK$21,125,000 (equivalent to $2,765,000 at December 31, 2011) and US$3,878,000 (equivalent to $3,944,000 at December 31, 2011) and was unsecured and bore interest at 6.25%. The Company repaid HK$21,125,000 ($2,820,000) and US$878,000 ($892,000) during the year ended December 31, 2010 and repaid US$3,000,000 ($2,950,000) during the year ended December 31, 2011 settling the loan facility in full.

Capital expenditures of $20,000 during 2011 were for the purchase of equipment for the Ontario farming operations. During the year, the Company sold sunshade and equipment in Ontario for proceeds of $101,000. The remaining tangible capital assets of the Company’s farming operations were sold on January 16, 2012 for $1,850,000 as described above.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory will be sufficient to meet its working capital and operating requirements for the next twelve months.

The Company has entered into an operating lease for its corporate head office in Richmond, British Columbia at a cost of $3,000 per month through July 31, 2012. The Company has no other commitments as at March 8, 2012. The Company had operating leases on farm equipment and a vehicle as at December 31, 2011 but those leases were transferred to the purchaser of the Company's farming operations in Ontario in January 2012 and the Company has no further commitment on those leases. The Company had commitments to agriculture land rentals for 2012 as at December 31, 2011 but those have subsequently been alleviated as the harvest of the ginseng crops on that land was completed in 2011.

The Company does not have any off balance sheet arrangements as defined in Item 5(e) of Form 20-F.

The Company has no significant purchase obligations as at December 31, 2011.

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

The working capital position of the Company at December 31, 2010 was a surplus of $8,747,000 compared to a surplus of $8,445,000 at December 31, 2009, an increase of $302,000.

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

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

The significant accounting policies are outlined within Note 3 to the consolidated financial statements included in Item 17 of this annual report. Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company. The following items require the most significant judgement and involve complex estimation.

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value and if previously recognized write-downs are required to be reversed. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required bringing the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. The Company calculates the deferred tax asset or liability account balances at the balance sheet date using tax laws and rates expected to apply to taxable income in the periods in which deferred tax assets or liabilities are expected to be realized or settled. The Company establishes valuation allowances, when necessary, to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops, as detailed above, and an estimate of future interest expense. Future events may result in materially different outcomes than is estimated with respect to the recoverability of both inventory and ginseng crops.

RECENT ACCOUNTING PRONOUNCEMENTS

There are no applicable recent accounting pronouncements.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

Table No. 4 lists as of February 29, 2012, the names of all the Directors of the Company. The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-laws of the Company.

Table No. 4
Directors

		Date First
Name	Age	Elected

Dr. Eric Littley (2)	57	June, 2001
Peter Leung (1) (2)	52	August, 2001
Steven Hsieh (1)	57	February, 2002
Wilman Wong (2)	56	November, 2005
Derek Zen	59	November, 2006
Brent Lau (1)	51	November, 2006

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

Officers

Table No. 7 lists as of February 28, 2011 the names of all of the Executive Officers of the Company. The Executive Officers are elected annually by the Directors following the Annual General Meeting and serve until the earlier of their resignation or termination with or without cause by the Directors. Each Executive Officer has continuously served in his respective position from the date indicated in Table No. 5 unless otherwise indicated in his resume data following Table No.5.

Table No. 5
Executive Officers

Name	Age	Title	Date First Affiliated

Wilman Wong	56	CEO & Corporate Secretary	June, 2000
Terry Luck	35	CFO	July, 2000

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

COMPENSATION

The Company has a standard arrangement for compensating its Directors for their service in their capacity as Directors. In addition, Directors may be granted stock options. Directors received compensation during the year ended December 31, 2011, for their services as a Director including committee participation and/or special assignments as described below.

The Company also grants stock options to Executive Officers and employees from time to time.

Table No. 6 lists the compensation during the year ended December 31, 2011, for Executive Officers and Directors.

Table No. 6
Director/Officer Compensation
Year Ended December 31, 2011

	Base		Total
Director/Officer	Salary	Bonus	Compensation

Wilman Wong	$124,329	$28,000	$152,329
Terry Luck	96,938	23,000	119,938
Other Directors	30,000	30,000	60,000
Total	$251,267	$81,000	$332,267

There were no stock options granted to or exercised by any officers or directors during the year ended December 31, 2011.

The bonuses received by the directors and officers for the year ended December 31, 2011 were performance bonuses based on the gross margins received from the sale of ginseng crops harvest in 2010 and sold in 2011.

The Company accrued $82,000 and $66,000 in retention bonuses for the Chief Executive Officer and the Chief Financial Officer, respectively, as at December 31, 2011 as part of a Company wide plan to retain management and staff through the expected final harvest in 2011 and the subsequent sale of the inventory in 2012. No other funds were set aside or accrued by the Company during the year ended December 31, 2011 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has entered into contractual agreements with the Executive Officers that will provide specific compensation in the event that the executive is terminated without cause. The executive will be entitled to three months written notice or equivalent severance pay in lieu of notice plus one month’s salary per full or partial fiscal year of employment. These payments are contingent on the executive accepting a one-year non-competition agreement as well as a non-disclosure agreement. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in the year ended December 31, 2011 to compensate such officers in the event of termination of employment as a result of termination with cause, retirement, or a change of responsibilities following a change of control.

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

EMPLOYEES

During 2011, the Company employed 8 persons on a full time basis and 39 persons on an hourly basis.

During 2010, the Company employed 9 persons on a full time basis and 41 persons on an hourly basis.

During 2009, the Company employed 12 persons on a full time basis and 57 persons on an hourly basis.

The Company is not a party to any material labour contract or collective bargaining agreement.

SHARE OWNERSHIP

Table No. 7 lists the share ownership in the Company by the Executive Officers and Directors as at February 29, 2012.

Table No. 7
Share Ownership of Directors/Officers as at February 29, 2012

Officer/Director	Title	Approximate Number of Shares
Derek Zen	Director	(1)
Wilman Wong	CEO/Corporate Secretary	-
Terry Luck	CFO	-
Other Directors		2,000

(1) 12,858,415 and 3,168,000 common shares of the Company are owned by ZWP Investments Limited and Groove Trading Limited, respectively, of which Derek Zen is a Director. Derek Zen holds 253,728 common shares of the Company.

STOCK OPTIONS

The Company has a total of 785,000 shares reserved for issue under the Plan. As of February 29, 2012, no options to purchase shares were outstanding while 159,268 options remain available for issuance under the Plan.

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

MAJOR SHAREHOLDERS

The Company is a publicly owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. As of December 31, 2011 (latest record date), the following persons and/or companies held 5% or more beneficial interest in the Company's outstanding common stock.

ZWP Investments Limited (1)	12,858,415 (37.06%) common shares
Groove Trading Limited (1)	3,168,000 (9.13%) common shares
Hover Limited	7,011,318 (20.21%) common shares

(1) ZWP Investments Limited and Groove Trading Limited are subsidiaries of Wai Kee.

The authorized capital of the Company consists of an unlimited number of shares of common stock without par value of which 34,698,157 were issued/outstanding as of December 31, 2011 and 21 million Series 1 non-voting, non-cumulative preferred shares convertible into common shares on a 1:1 basis of which none were issued/outstanding at December 31, 2011.

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

RELATED PARTY TRANSACTIONS

The Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT HK. The Company paid management fees of $60,000 for the year ended December 31, 2011 (2010 - $63,000, 2009 - $114,000).

ITEM 8	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

The Company's audited consolidated financial statements are set forth under Item 17.

Legal Proceedings

None.

Export Sales

Information regarding our export sales is provided under ‘Segmented Reporting’ in the notes to the consolidated financial statements under Item 17. Export sales are comprised of the external revenue from the Hong Kong and China geographic region.

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

NASDAQ Stock High/Low Prices
(US Cents)

Year
Ended	High	Low

NASDAQ OTCBB:

12/31/2011	21.0¢	3.0¢
12/31/2010	5.0¢	1.2¢
12/31/2009	6.0¢	0.2¢
12/31/2008	5.0¢	1.0¢
12/31/2007	12.0¢	2.0¢
12/31/2006	20.0¢	3.0¢

Quarter
Ended	High	Low

NASDAQ OTCBB:

12/31/2011	21.0¢	16.0¢
09/30/2011	20.0¢	11.0¢
06/30/2011	19.0¢	4.0¢
03/31/2011	7.0¢	3.0¢

12/31/2010	5.0¢	2.0¢
09/30/2010	5.0¢	1.2¢
06/30/2010	1.5¢	0.2¢
03/31/2010	1.8¢	0.2¢

Month
Ended	High	Low

02/29/2012	27.0¢	18.0¢
01/31/2012	21.1¢	17.1¢

12/31/2011	21.0¢	17.1¢
11/30/2011	21.0¢	16.0¢
10/31/2011	20.0¢	16.0¢
09/30/2011	20.0¢	16.0¢

The Company's common stock is issued in registered form and the following information is taken from the records of Computershare located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

On February 29, 2012, the shareholders' list for the Company's common stock showed 1,287 registered shareholders and depositories with 34,698,157 shares outstanding of which 5.5% are held in Canada, 30.5% in the United States and 64.0% are held internationally. Based upon the number of proxy statements and annual reports requested by shareholders and brokers for the Company's last annual shareholders' meeting and other research, the Company believes it has in excess of 3,000 beneficial owners of its common stock.

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

MATERIAL CONTRACTS

On September 14, 2011, the Company entered into an agreement to sell its remaining farm operating assets and real property in Ontario for total cash consideration of $1,850,000 which was approved by the Company’s shareholders at a special meeting on October 28, 2011. The sale was concluded on January 16, 2012.

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

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or an acceptable credit rating. Payments or deposits are usually received before shipments of inventory. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. The Company identifies Canada as the primary economic environment in which it operates and uses the CDN$ as its functional currency. A minor portion of the Company’s revenues are denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposures to any one currency by repatriating any excess funds. The Company may also from time to time utilize foreign exchange contracts to hedge against exchange risks. The Company has a US$ net asset exposure of US$9,000 as at December 31, 2011. Based on this net exposure an increase in the spot CDN$/US$ exchange rate of $0.10 would result in a foreign exchange gain of less than $1,000 while a decrease of $0.10 would result in a corresponding foreign exchange loss. The Company also has foreign exchange exposure related to the foreign exchange adjustment of the deficit of self-sustaining foreign operations which is included in accumulated other comprehensive income. As a result, an increase in the spot CDN$/US$ exchange rate of $0.10 would result in other comprehensive income of $186,000 while a decrease of $0.10 would result in a corresponding other comprehensive loss.

The Company’s revenues and earnings are also impacted by the world price of ginseng root which is determined by reference to a number of factors including the supply and demand for North American ginseng root, negotiations between buyer and seller, the quality and aesthetic characteristics of the root and the relative strength of the CDN$ to the currency used by the Company’s customers. A percentage change in the market price of ginseng root will tend to have a corresponding impact on the revenues reported by the Company. The Company has agreed to sell at a fixed price virtually all of the inventory from its final harvest and is therefore no longer subject to risk associated with the market price of North American ginseng.

The interest income from cash is subject to interest rate changes and therefore interest income will fluctuate directly with changes in interest rates and the amount of cash at any given time.

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

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, being the year ended December 31, 2011. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level as of December 31, 2011 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission (“SEC”) rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management, with the participation of the Chief Executive Officer and Chief Financial Officer conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the management has concluded that the Company’s internal control over financial reporting as of December 31, 2011 is effective.

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

Deloitte & Touche LLP acts as the Company’s principal independent auditor for the years ended December 31, 2011 and 2010. The following table discloses the aggregate fees billed for professional services rendered by Deloitte & Touche LLP for the years ended December 31, 2011 and 2010.

	2011 CDN’000	2010 CDN’000
Audit Fees (1)	135	126
Audit -related Fees	-	-
Tax Fees (2)	1	-
All Other Fees	-	-
Total	136	126

(1)	Audit fees consist of fees for the annual audit of the Company’s consolidated financial statements and fees for reviews of interim financial statements as well as fees for services relating to the review of documents filed with the SEC up to February 29, 2012.
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

The Company's consolidated financial statements are stated in CDN$ and are prepared in accordance with US GAAP.

Audited Consolidated Financial Statements and Financial Statement Schedules:

Report of Independent Registered Chartered Accountants, dated March 9, 2012

Consolidated Balance Sheets as at December 31, 2011 and December 31, 2010

Consolidated Statements of Earnings for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

Consolidated Statements of Cash Flows for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

Consolidated Statements of Crop Costs for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

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
Terry Luck, Chief Financial Officer

Dated: March 14, 2012

Report of Independent Registered Chartered Accountants

and

Consolidated Financial Statements of:

CHAI-NA-TA CORP.

(Stated in Canadian dollars)

December 31, 2011, 2010 and 2009

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of Chai-Na-Ta Corp.

We have audited the accompanying consolidated financial statements of Chai-Na-Ta Corp and its subsidiaries (“the Company”), which comprise the consolidated balance sheets as at December 31, 2011 and 2010, and the consolidated statements of earnings, changes in shareholders’ equity and comprehensive income, cash flows and crop costs for the years in the three-year period ended December 31, 2011 and notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the generally accepted accounting principles in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Emphasis of Matter

Without qualifying our opinion, we draw attention to matters indicated in Note 1 of the financial statements as well as herein described that raise substantial doubt about the Company’s ability to continue indefinitely as a going concern. The Company did not plant new crops in the previous three years and is expecting to cease operations in their current form after completing the sale of the remaining inventory from the 2011 harvest in 2012. After completion of such sales, the Company will not have a recurring source of revenue, other than interest income on its cash deposits. The Company is currently in a position to acquire and manage an operating business with growth opportunities, although the Company has not yet received an opportunity attractive enough to seriously consider. As such, the Company’s financial statements were prepared on a going concern basis.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Chai-Na-Ta Corp. and its subsidiaries as at December 31, 2011 and 2010, and the consolidated statements of earnings, changes in shareholders’ equity and comprehensive income, cash flows and crop costs for each of the three years then ended, in accordance with generally accepted accounting principles in the United States of America.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 9, 2012

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)

As at December 31	Note	2011	2010

ASSETS

Current assets
Cash		$4,494	$2,659
Accounts receivable		164	27
Inventory		4,974	4,835
Ginseng crops		-	3,149
Prepaid expenses		57	78
Assets held for sale	3	1,850	-
		11,539	10,748
Prepaid expenses		-	15
Property, plant and equipment	3	-	2,232
		$11,539	$12,995

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$558	$522
Customer deposits		-	1,479
		558	2,001

Long-term debt	4	-	2,984
Total liabilities		558	4,985

SHAREHOLDERS' EQUITY

Share capital	5	38,226	38,226
Additional paid in capital		9,436	9,436
Accumulated other comprehensive income		873	917
Accumulated deficit		(37,554)	(40,569)
Total shareholders' equity		10,981	8,010
		$11,539	$12,995

Commitments (Note 11)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

/s/ DEREK ZEN	/s/ WILMAN WONG
Derek Zen	Wilman Wong
Chairman	Chief Executive Officer

CHAI-NA-TA CORP.
Consolidated Statements of Earnings
(Stated in thousands of Canadian dollars except per share amounts)

Years ended December 31	Note	2011	2010	2009

Revenue		$9,475	$8,951	$6,941

Cost of goods sold
Cost of inventory sold		5,045	6,934	6,444
Shipping and handling fees		15	61	107
Write-down of ginseng crops and inventory	7	200	170	514
		5,260	7,165	7,065

Gross margin (loss)		4,215	1,786	(124)

Selling, general and administrative expenses	8	1,322	957	1,458

Operating income (loss)		2,893	829	(1,582)

Interest income		36	9	2
Interest expense		(9)	(383)	(323)
Other income	9	95	803	2,077

NET EARNINGS		3,015	1,258	174

Basic and diluted earnings per share		$0.09	$0.04	$0.01

Weighted average number of common shares used to calculate basic and diluted earnings per share (in thousands)		34,698	34,698	34,698

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income
(Stated in thousands of Canadian dollars except number of shares in thousands)

				Accumulated
	Common		Additional	Other		Total
	Shares	Share	Paid In	Comprehensive	Accumulated	Shareholders'	Comprehensive
	Outstanding	Capital	Capital	Income	Deficit	Equity	Income

Balance - January 1, 2009	34,698	$38,226	$9,436	$442	$(42,001)	$6,103
Net earnings	-	-	-	-	174	174	$174
Cumulative translation adjustment	-	-	-	364	-	364	364
Balance - December 31, 2009	34,698	$38,226	$9,436	$806	$(41,827)	$6,641	$538

Balance - January 1, 2010	34,698	$38,226	$9,436	$806	$(41,827)	$6,641
Net earnings	-	-	-	-	1,258	1,258	$1,258
Cumulative translation adjustment	-	-	-	111	-	111	111
Balance - December 31, 2010	34,698	$38,226	$9,436	$917	$(40,569)	$8,010	$1,369

Balance - January 1, 2011	34,698	$38,226	$9,436	$917	$(40,569)	$8,010
Net earnings	-	-	-	-	3,015	3,015	$3,015
Cumulative translation adjustment	-	-	-	(44)	-	(44)	(44)
Balance - December 31, 2011	34,698	$38,226	$9,436	$873	$(37,554)	$10,981	$2,971

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian dollars)

Years ended December 31	2011	2010	2009

Operating Activities
Net earnings	$3,015	$1,258	$174
Items included in net earnings not affecting cash:
Cost of ginseng crops sold	5,026	6,868	5,901
Write-down of inventory and crop costs	200	170	514
Gain on the disposal of property, plant and equipment	(1)	(591)	(611)
Non-cash realized foreign exchange gains	(109)	(117)	(410)
Depreciation and amortization expense	19	8	10
Changes in non-cash operating assets and liabilities:
Accounts receivable	(136)	(14)	302
Inventory	4	29	(16)
Prepaid expenses	36	22	(3)
Accounts payable and accrued liabilities	65	50	(161)
Customer deposits	(1,479)	(1,822)	848
Ginseng crop expenditures	(1,937)	(2,536)	(2,901)
	4,703	3,325	3,647

Financing Activities
Bank indebtedness	-	-	(3,060)
Repayment of long-term debt	(2,950)	(3,712)	(527)
	(2,950)	(3,712)	(3,587)

Investing Activities
Purchase of property, plant and equipment	(20)	(86)	(145)
Proceeds from the disposition of property, plant and equipment	101	645	2,386
	81	559	2,241

Effect of exchange rate changes on cash	1	(1)	(5)

NET INCREASE IN CASH	1,835	171	2,296

CASH, BEGINNING OF THE PERIOD	2,659	2,488	192

CASH, END OF THE PERIOD	$4,494	$2,659	$2,488

Supplemental information:

Other cash flows:
Interest paid	$13	$548	$176

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Consolidated Statements of Crop Costs
(Stated in thousands of Canadian dollars)

Years ended December 31	Note	2011	2010	2009

Depreciation		$296	$305	$307
Farm equipment operating costs		269	226	234
Land rental costs		64	130	202
Mulch, fertilizer and seed		271	647	924
Office, insurance and other costs		51	56	92
Salaries and wages		1,067	1,229	1,272
Small tools and supplies		14	14	19
Warehouse and dryer operations		201	234	196
		2,233	2,841	3,246

Balance, beginning of year		3,149	5,549	7,486
		5,382	8,390	10,732
Less:
Cost of crop harvested		5,382	5,071	4,630
Cost of seeds sold and available for sale		-	-	103
Write-down of ginseng crops	7	-	170	450
Balance, end of year		$-	$3,149	$5,549

See accompanying notes to the consolidated financial statements

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2011, 2010 and 2009

1.	Nature of operations

The Company operated North American ginseng farms in Ontario, Canada, on which ginseng root was planted, cultivated and harvested. The Company sells ginseng in its primary markets of Hong Kong and China, and to a lesser extent Canada and the United States of America, through its wholly-owned subsidiaries.

The Company is publicly traded with no single shareholder holding a majority of the Company’s common shares. The largest shareholder of the Company is Wai Kee Holdings Limited (“Wai Kee”), a publicly traded Hong Kong based company, which owns 46% of the shares of the Company.

Going concern

The Company did not plant new crops in the previous three years and is expecting to cease operations in their current form after completing the sale of the remaining inventory from the 2011 harvest in 2012. After completion of such sales, the Company will not have a recurring source of revenue, other than interest income on its cash deposits. The Company is currently in a position to acquire and manage an operating business with growth opportunities, although the Company has not yet received an opportunity attractive enough to seriously consider.

As such, there is substantial doubt about the Company's ability to continue indefinitely as a going concern. However the Company’s financial statements were prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Should a liquidation plan be approved, the Company will adopt liquidation based accounting to prepare the Company's financial statements. The impact of adopting a liquidation basis accounting to prepare the financial statements is limited as the Company has stated the significant assets and liabilities at amounts which are not expected to significantly differ from their net realizable value.

2.	Summary of significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The Company began reporting in accordance with US GAAP on January 1, 2011 and has restated the comparative figures for the prior years in these consolidated financial statements to conform to US GAAP. Prior to January 1, 2011, the Company reported in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

All amounts included in these annual consolidated financial statements are expressed in Canadian dollars ("CAD") unless otherwise noted.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2011, 2010 and 2009

Basis of consolidation

These annual consolidated financial statements include the accounts of the Company and those of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Cash

Cash consists of cash on hand and cash deposited in a large, Canadian financial institution. Cash also includes investments in guaranteed short-term instruments with the same financial institution that can be converted to cash in one business day. Interest earned, but not yet received, on these investments are included in interest income on the statement of operations and in accounts receivable on the balance sheet.

Inventory

Inventory is valued at the lower of average cost or net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of its ginseng roots with a consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. All of the inventory is costed using the specific identification method.

Ginseng crops

The Company uses the full absorption costing method to value its ginseng crops. Included in the cost of ginseng crops are seeds, labour, applicable overhead and supplies. Common costs are allocated in each period based on the total number of acres under cultivation during the period. The carrying value of ginseng crops is reviewed on a regular basis for any impairment in value, using management’s best estimate as to expected future market values, yields and costs to harvest. Ginseng costs related to the acreage harvested and sold have been charged to cost of sales.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the assets as follows:

Buildings	20 years
Computer equipment and software	4 years
Dryers and related works	20 years
Furniture and fixtures	10 years
Machinery and equipment	10 years
Pavement	12.5 years
Sunshade	10 years
Vehicles	8 years

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2011, 2010 and 2009

Property, plant and equipment are reviewed on a regular basis for impairment upon the occurrence of events or changes in circumstances which indicate that the net book value of the assets may not be recoverable based on estimated undiscounted future cash flows generated by their use. To the extent not recoverable, impaired assets are written down to their fair value. Routine maintenance and repairs to items used in the farming operations are charged to ginseng crops as incurred while items used for selling, general and administrative activities are expensed as incurred.

Upon the completion of the final harvest in December 2011, the Company reclassified all of its property, plant and equipment as assets held for sale as described in Note 3.

Revenue recognition

Sales of goods are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk have passed to the customer, the sales price is fixed and determinable, and collectibility is reasonably assured. These conditions are generally satisfied when the goods are delivered to the end customers or to the wholesale distributor. In instances when the above criteria are not satisfied, revenue is deferred until all conditions required for recognition of revenue are met.

Financial instruments

FASB Accounting Standards Codification Topic 820, Fair Value Measurements requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value.

The Company has designated its cash and foreign exchange forward contracts as held-for-trading, which are measured at fair market value with changes in fair value recorded in earnings. Accounts receivable are classified as loans and receivable which are measured at amortized cost. Accounts payable, accrued liabilities and long-term debt are classified as other liabilities, which are measured at amortized cost.

ASC 820-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820-10 establishes three levels of inputs that may be used to measure fair value:

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2011, 2010 and 2009

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Concentration of credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on accounts receivable from customers and on cash and foreign exchange forward contracts. A majority of the Company's sales are made to a small number of customers that are concentrated in Asian markets. To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. The credit risk on the Company's cash and foreign exchange forward contracts is substantially minimized as they are placed in, or contracted with, large, high quality financial institutions. While the Company is exposed to credit losses due to the financial collapse by those who are custodians to the Company's cash and those that are counter parties to the foreign exchange forward contracts, the Company considers this risk quite remote.

Value-added taxes

Value-added taxes that are collected from customers and remitted to taxing authorities are excluded from sales. Likewise, value-added taxes that are paid and refunded by taxing authorities are excluded from cost of sales.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2011, 2010 and 2009

Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would have a material impact on the Company’s financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company has not accrued interest or penalties related to uncertain tax positions as of December 31, 2011. Management is currently unaware of any issues under review that could results in significant payments, accruals or material deviations from its position. The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits.

Foreign currency translation

The functional and reporting currency of the Company excluding its subsidiary CNT Trading (Hong Kong) Limited ("CNT HK") is the CAD. Monetary assets and liabilities denominated in currencies other than the CAD are translated into the CAD at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the CAD during the year are converted into CAD at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statement of earnings.

The financial records of CNT HK are maintained in its local currency, the Hong Kong dollar ("HKD"), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expense gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of shareholders' equity and comprehensive income. The Company has chosen the CAD as the reporting currency.

Leases

The Company leases equipment for use in its farming operations where leasing offers advantages of flexibility and lower costs compared to other forms of financing. The Company also leases agricultural land for virtually all of its plantings. All leases are evaluated upon inception and upon any subsequent modifications and are classified as either capital leases or operating leases. All of the Company's current leases for farming equipment, vehicles and agricultural land are classified as operating leases.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of common shares by including other common share equivalents in the weighted average number of common shares outstanding for a period, if dilutive. There were no common share equivalents outstanding in the previous three fiscal years.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2011, 2010 and 2009

Comprehensive income

Comprehensive income includes all changes in equity except for those resulting from investments by owners and distributions to owners and is comprised of net income and foreign-currency translation adjustments. The Company discloses this information on its consolidated statements of changes in shareholders’ equity and comprehensive income.

Foreign exchange forward contracts

The Company periodically entered into foreign exchange forward contracts to manage foreign exchange risk associated with debt repayments denominated in foreign currencies. Realized and unrealized gains and losses resulting from changes in the market value of these contracts were recorded as other income unless they met specified criteria to qualify as a hedging instrument. The Company has not had any contracts that meet the criteria for a hedging instrument. Since the Company no longer has any debt denominated in foreign currencies, the Company currently has no outstanding foreign exchange forward contracts and does not anticipate entering into any new foreign exchange forward contracts.

Use of estimates

The presentation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the net realizable value of inventory and crop costs, depreciation of property, plant and equipment, the fair value of assets held for sale, future income taxes and contingencies. Actual results may differ from those estimates.

3.	Assets held for sale and property, plant and equipment

The Company entered into an agreement for the sale of certain assets and real property used in connection with the farming operations in Ontario for total cash consideration of $1,850,000 in accordance with the terms and conditions of an asset purchase agreement (the “Agreement”) dated September 14, 2011 with a closing date scheduled for January 16, 2012. The closing of the transaction was approved by the Company’s shareholders at a special meeting on October 28, 2011. Under the terms of the Agreement, a deposit of $295,000 was paid by the buyer to the solicitors of the Company in trust for the buyer until the closing date. Subsequent to the end of the reporting period, the transaction was concluded on the scheduled closing date with the full proceeds of the sale being received by the Company in accordance with the Agreement.

The assets and real property in the Agreement constitute all of the operating assets of the Company's farming operations. These assets were reclassified as assets held for sale and are recorded at the lower of cost and net realizable value.

The remaining tangible capital assets of the Company constitute equipment and furniture at the Company's corporate head office which are recorded at their estimated net realizable value of zero.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2011, 2010 and 2009

A detailed schedule of the property, plant and equipment as at December 31, 2010 is as follows:

		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$171	$-	$171
Buildings	1,220	378	842
Computer equipment and software	82	77	5
Dryers and related works	602	213	389
Furniture and fixtures	203	191	12
Machinery and equipment	3,151	2,545	606
Pavement	47	23	24
Sunshade	1,414	1,296	118
Vehicles	201	136	65
	$7,091	$4,859	$2,232

4.	Long-term debt

	2011	2010

Term loan	$-	$2,984

Less: current portion	-	-
	$-	$2,984

On September 1, 2009, the Company agreed to a three year extension of the remaining HK$51,500,000 (equivalent to $6,741,000 at December 31, 2011) loan facility from a company formerly under common control. The loan was denominated in the amounts of HK$21,125,000 (equivalent to $2,765,000 at December 31, 2011) and US$3,878,000 (equivalent to $3,944,000 at December 31, 2011) and was unsecured and bore interest at 6.25%. The Company repaid HK$21,125,000 ($2,820,000) and US$878,000 ($892,000) during the year ended December 31, 2010 and repaid US$3,000,000 ($2,950,000) during the year ended December 31, 2011 settling the loan facility in full.

5.	Share capital

	Number of Shares (in thousands)
	Authorized	Outstanding	Amount

Common Shares - without par value
Balance as at December 31, 2011 and December 31, 2010	Unlimited	34,698	$38,226

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2011, 2010 and 2009

6.	Stock options

The Company maintains a stock option plan and grants options to officers, directors and employees of the Company at market prices. A total of 785,000 shares were reserved for issue under the plan. The options vest at the date of grant and expire five years thereafter. There were no options to purchase shares outstanding or any options granted or modified during the three years ended December 31, 2011.

7.	Write-down of ginseng crops and inventory

	2011	2010	2009

Write-down of ginseng crops	$-	$170	$450
Write-down of inventory	200	-	64
	$200	$170	$514

For the year ended December 31, 2011, the Company recorded a write-down of $200,000 on the inventory that was harvested at the end of 2011. This write-down was recorded due to lower than expected sales prices on the Company’s final harvest which reduced the estimated net realizable value as at December 31, 2011. This write-down brought the cumulative written down amount on the final harvest to $820,000. This is primarily due to the Company harvesting three-year-old crops that would normally have been allowed to mature another year and due to the final year's harvest absorbing a greater proportion of farm overhead costs.

For the year ended December 31, 2010, the Company recorded a write-down of $170,000 on the ginseng crops that were eventually harvested at the end of 2011. This write-down was recorded due to frost at one of the Company’s farm locations which harmed the ginseng crops and reduced the expected yield from that location which in turn reduced the net realizable value of those ginseng crops.

For the year ended December 31, 2009, the Company recorded a write-down of $450,000 on the ginseng crops that were eventually harvested at the end of 2011. The net realizable value of those crops was estimated based on sales prices at the time and the estimated future yields, quality and costs to bring the crops to harvest. The Company also recorded a write-off of $64,000 on ginseng fibres from prior harvests as the ability of the Company to sell these specific ginseng fibres was uncertain.

8.	Selling, general and administrative expenses

	2011	2010	2009

Retention bonuses	$251	$151	$-
Wind-up expenses of terminated operations	-	-	530
Other selling, general and administrative expenses	1,071	806	928
	$1,322	$957	$1,458

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2011, 2010 and 2009

During 2010, the Company agreed to pay retention bonuses totalling $485,000 to corporate and farm management and staff to ensure the stability of the operation through the expected final harvest in 2011 and the sale of the Company’s assets in 2012. These retention bonuses are contingent on the satisfactory completion of the job duties of each employee up to their termination date. For the year ended December 31, 2011, $251,000 (2010 - $151,000) of expenses were incurred with $85,000 paid in 2011 (2010 - $4,000) and $313,000 (2010 -$147,000) included in accounts payable and accrued liabilities as at December 31, 2011 ($147,000 as at December 31, 2010). The remaining balance will be recorded over the remaining service period for the employees.

For 2009, the wind-up expenses of terminated operations include all expenditures associated with closing the ginseng farm operations in British Columbia after the final harvest was completed in 2008.

9.	Other income

	2011	2010	2009

Foreign exchange gain	$46	$69	$470
Gain on disposal of property, plant and equipment	1	591	611
Government supplements	45	138	995
Other non-operating income	3	5	1
	$95	$803	$2,077

Foreign exchange gain for the year ended December 31, 2011 includes a $36,000 loss on foreign exchange forward contracts (2010 - $64,000 loss, 2009 - $357,000 loss)

Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years, net of program participation fees and related costs. The amount received in 2011 was based on sales made in the 2008 and 2009 program years. The substantial amount received in 2009 was from the 2007 program year and the additional amount received in 2010 was due to an amendment filed for that same program year. The Company considers these payments non-recurring and are recorded as received.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2011, 2010 and 2009

10.	Deferred income taxes

Temporary differences and loss carry forwards that give rise to deferred income tax assets and liabilities as at December 31, 2011 and 2010 are as follows:

	2011	2010

Deferred income tax assets (liabilities):

Property, plant and equipment	$(75)	$(135)
Tax losses carried forward	4,061	4,866
	3,986	4,731
Less: valuation allowance	(3,986)	(4,731)
	$-	$-

The majority of the above differences relate to the Company’s farming operations, which are taxable on a cash basis under Canadian tax law and allow for taxable adjustments of inventory and ginseng crops at the discretion of the Company.

The provision for income taxes has been calculated as follows:

	2011	2010	2009

Canadian statutory tax rate:	28.25%	31.00%	33.00%

Income taxes payable at the Canadian statutory tax rate	$852	$390	$57

Adjustments:
Foreign tax rate differential	(11)	10	(10)
Change in future income tax rates	-	35	1,477
Other	(96)	(10)	22
Reduction in the valuation allowance	(745)	(425)	(1,546)
	$-	$-	$-

The Company’s foreign subsidiaries have tax losses available for carry forward of approximately $728,000 to reduce future taxable income, subject to the approval of the tax authorities, which can be carried forward indefinitely. The Company and domestic subsidiaries have tax losses available for carry forward of approximately $15,781,000 which can be applied to reduce future taxable income and expire at various times over the next three to twenty years.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2011, 2010 and 2009

11.	Commitments

The Company has entered into an operating lease for its corporate head office in Richmond, British Columbia at a cost of $3,000 per month through July 31, 2012.

The Company had operating leases on farm equipment and a vehicle as at December 31, 2011 but those leases were transferred to the purchaser of the Company's farming operations in Ontario in January 2012 and the Company has no further commitment on those leases.

The Company had commitments to agriculture land rentals for 2012 as at December 31, 2011 but those have subsequently been alleviated as the harvest of the ginseng crops on that land was completed in 2011.

12.	Segmented information

The Company operates in one operating segment and two geographic regions. The geographic region that the external revenue is derived from is determined by the residency of the customer. Intersegment revenue is determined by the residency of the subsidiary selling the product. Information by geographic region is summarized as follows:

	2011	2010	2009
External revenue from operations located in:
Canada	$5,793	$3,841	$1,473
Hong Kong and People's Republic of China	3,682	5,110	5,468
	$9,475	$8,951	$6,941
Intersegment revenue from operations located in:
Canada	$3,538	$4,580	$4,454
Hong Kong and People's Republic of China	-	-	556
	$3,538	$4,580	$5,010
Net earnings (loss) from operations located in:
Canada	$3,002	$1,338	$110
Hong Kong and People's Republic of China	13	(80)	64
	$3,015	$1,258	$174

The Company had no long-lived assets, which comprise of all assets not classified as current, as at December 31, 2011. All of the Company's long-lived assets were in the Canadian geographic region as at December 31, 2010 and 2009.

CHAI-NA-TA CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian dollars except tabular amounts in thousands of Canadian dollars)
For the years ended December 31, 2011, 2010 and 2009

Major customers:

Major customers include all customers with whom the Company has derived revenue greater than 10% of its total revenue within the reporting period.

For the year ended December 31, 2011, consolidated revenue included sales to four major customers. Two of these customers accounted for $2,172,000 and $1,190,000, respectively, from the Hong Kong and People’s Republic of China geographic region and two customers accounted for $3,890,000 and $1,190,000, respectively, from the Canadian geographic region.

For the year ended December 31, 2010, consolidated revenue included sales to four major customers. Two of these customers accounted for $2,103,000 and $1,444,000, respectively, from the Hong Kong and People’s Republic of China geographic region, one customer accounted for $1,647,000 from the Canadian geographic region, and a fourth customer accounted for a total of $2,730,000 of which $1,843,000 was from the Canadian geographic region and $887,000 was from the Hong Kong and People’s Republic of China geographic region.

For the year ended December 31, 2009, consolidated revenue included sales to three major customers, which accounted for $1,040,000 from the Canadian geographic region and $2,328,000 and $2,013,000, respectively, from the Hong Kong and People’s Republic of China geographic region.

13.	Related party transactions

In the normal course of business, the Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT HK. The Company paid management fees of $60,000 for the year ended December 31, 2011 (2010 - $63,000, 2009 - $114,000) of which $5,000 remains outstanding as at December 31, 2011 (2010 - $10,000, 2009 - $17,000) and is included in accounts payable and accrued liabilities. This related party transaction is measured at the fair value.

14.	Subsequent event

On January 16, 2012 the Company concluded its sale of the remaining farm operating assets and real property in Ontario for total cash consideration of $1,850,000 in accordance with the terms and conditions of the Agreement dated September 14, 2011 which was approved by the Company’s shareholders at a special meeting on October 28, 2011 as disclosed in Note 3.