Form 20-F/A
period 2011-12-31
CHAI NA TA CORP
filed 2012-03-28
CIK 889329

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
US GAAP [ X ]   IFRS [   ]   Other [   ]

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [   ]   Item 18 [   ]

If this is an annual report, indicated by check mark whether the registrants is a shell company Yes [   ]   No [ X ]

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form-20F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2012 (the “Original Report”), for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to the Original Report. This Amendment No. 1 does not include any unchanged portions of the Original Report, does not reflect any events occurring after the filing of the Original Report and does not modify or update the disclosures therein in any way other than to reflect the amendment described above.

SIGNATURE PAGE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Amendment No.1 to such Annual Report on its behalf.

Chai-Na-Ta Corp.
Registrant

By:	“TERRY LUCK”
Terry Luck, Chief Financial Officer

Dated: March 28, 2012

EXHIBIT INDEX

Exhibit	Description
101.INS	XBRL Instance Document. *
101.SCH	XBRL Taxonomy Extension Schema Document. *
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. *
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. *
101.LAB	XBRL Taxonomy Extension Label Linkbase Document. *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. *

*

XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.